Exhibit 99.3

NOTICE OF ANNUAL AND SPECIAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT

FOR AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF
BAYTEX ENERGY CORP.
TO BE HELD MAY 15, 2023

with respect to, among other things, the proposed

PLAN OF MERGER

Involving

BAYTEX ENERGY CORP.

and

MERGER SUB

and

RANGER OIL CORPORATION

and

the shareholders of RANGER OIL CORPORATION

April 3, 2023

These materials are important and require your immediate attention. They require shareholders of Baytex Energy Corp. ("Baytex") to make important decisions. If you are in doubt as to how to make such decisions or require assistance with voting your common shares of Baytex, please contact your financial, legal, tax or other professional advisors or Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex common shares, please visit www.BaytexASM.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this information circular. These materials are important and require your immediate attention. They require holders of common shares of Baytex to make important decisions.

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	iv
WHAT WE DO	vi
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	vii
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETING	xi
GLOSSARY OF TERMS	1
MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT	14
ADVISORIES	14
ATTENDING THE MEETING VIRTUALLY	23
SOLICITATION OF PROXIES	26
ADVICE TO BENEFICIAL HOLDERS OF BAYTEX SHARES	26
NOTICE-AND-ACCESS	27
REVOCABILITY OF PROXY	27
PERSONS MAKING THE SOLICITATION	28
EXERCISE OF DISCRETION BY PROXY	28
VOTING SHARES AND PRINCIPAL HOLDERS	28
QUORUM FOR MEETING	29
APPROVAL REQUIREMENTS	29
SUMMARY	30
THE MERGER	39
EFFECT OF THE MERGER	53
PROCEDURE FOR THE MERGER TO BECOME EFFECTIVE	87
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	89
LEGAL MATTERS	89
INTERESTS OF EXPERTS	89
RISK FACTORS	90
INFORMATION CONCERNING BAYTEX	102
INFORMATION CONCERNING RANGER	102
INFORMATION CONCERNING THE COMBINED ENTITY	103
MATTERS TO BE ACTED UPON AT THE MEETING	103
ABOUT THE DIRECTORS	111
CORPORATE GOVERNANCE	116
BOARD PROCESS AND POLICIES	122
SHAREHOLDER ENGAGEMENT	126
COMPENSATION DISCUSSION AND ANALYSIS	127
COMPENSATION PROGRAM DESIGN	128
2022 COMPENSATION DECISIONS AND PERFORMANCE ASSESSMENT	134
EXECUTIVE COMPENSATION TABLES	144
OTHER INFORMATION	148

APPENDICES

APPENDIX A	-	Merger Resolution
APPENDIX B	-	Merger Agreement
APPENDIX C	-	Unaudited Pro Forma Consolidated Financial Statements
APPENDIX D	-	Pro Forma Information Concerning Baytex Energy Corp. After Giving Effect to the Merger
APPENDIX E	-	CIBC Fairness Opinion
APPENDIX F	-	Information Concerning Baytex Energy Corp.
APPENDIX G	-	Board of Directors Mandate and Terms of Reference
APPENDIX H	-	Summary of Share Based Compensation Plans
APPENDIX I	-	Information Concerning Ranger Oil Corporation

LETTER TO SHAREHOLDERS

April 3, 2023

Dear Fellow Shareholders:

2022 was a year of significant success and change for Baytex Energy Corp. ("Baytex" or the "Corporation"). With stronger mid-year commodity prices and excellent operational performance, the Corporation delivered record free cash flows1, reduced its net debt2 by 30% and initiated share buybacks in accordance with its shareholder return framework. During the year the Baytex Board of Directors (the "Board") conducted a global search to identify and attract a highly qualified new President and Chief Executive Officer, Mr. Eric Greager. In November, Mr. Greager replaced Mr. Ed LaFehr who had informed the Board of his intention to retire.

In late 2022, on the back of strong financial performance and a strong balance sheet, the management team commenced a thorough, multi-month evaluation of a potential acquisition opportunity. The Board had several reviews with management as they developed their thinking on the merits of the opportunity and the strategic and financial benefits to Baytex and its shareholders. In February of 2023, the Board unanimously supported management's recommendation to acquire Ranger Oil Corporation ("Ranger"). This transformative merger transaction was announced by the two companies on February 28, 2023.

At this Baytex shareholder meeting, in addition to the annual business to be conducted, Baytex is seeking support from its shareholders to issue Baytex common shares in connection with the merger with Ranger (the "Merger Resolution").

The Merger

The merger is highly strategic for Baytex as it acquires a strong operating platform in the Eagle Ford Shale (the "Eagle Ford"), on trend with its non-operated position. It brings 12-15 years of oil-weighted inventory that immediately competes with Baytex's current high-quality inventory. While significantly increasing Baytex's size, the transaction is accretive on key per share metrics. In addition to the accretive nature of the merger, a key consideration for the management and the Board is the ability to maintain the planned next phase of the Corporation's shareholder return framework. In conjunction with closing of the merger, Baytex intends to increase direct shareholder returns to 50% of free cash flow which includes the expected implementation of a quarterly dividend.

Highlights of the merger are anticipated to include:

●	Substantially accretive on key per share metrics.

●	Allows for immediate step-up of direct shareholder returns to 50% of free cash flow.

●	Materially increases Eagle Ford scale while building an operating platform in a premier basin.

1 Specified financial measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated by reference in the Information Circular (as defined below).

2 Capital management measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated by reference in the Information Circular.

●	Creates a more resilient and sustainable business with lower asset level free cash flow[3] break-even prices.

●	Maintains financial strength.

●	Supports Baytex's commitment to ESG performance with a 16% reduction in average GHG emissions intensity.

Fulsome details on the merger are provided later in the accompanying information circular and proxy statement of Baytex dated April 3, 2023 (the "Information Circular"). I encourage you to review and consider the Information Circular in its entirety. The Board is unanimously in support of proceeding with the merger and recommends you vote in favour of the Merger Resolution.

The Board and Governance

During 2022 the Board continued to improve governance practices including more structured reviews with management on enterprise risk management and cyber security. The Board was also very engaged with succession planning and Board renewal. In addition to conducting the above noted process to identify and attract a highly regarded Chief Executive Officer for the Corporation, the Board oversaw additional changes in management of the Corporation, including the appointment of Mr. Chad Kalmakoff to the role of Chief Financial Officer, replacing Mr. Rod Gray who left in November of 2022. The Board also continued with its own renewal, as Mr. Greg Melchin decided not to stand for re-election in 2023. The Board was well prepared for these changes, having established succession plans and specific criteria for replacement candidates. In February 2023, we were extremely pleased to announce the appointment of Ms. Angela Lekatsas to the Board. With these changes the proposed Board stands at 8 members, 7 of whom are independent, 3 of whom are female. All committees of the Board are Chaired by independent members and 2 of the 4 committee Chairs are women.

On closing of the merger, we will add two more directors to the Baytex Board. We are excited to welcome Mr. Wojahn and an additional nominee from the Ranger board, both of whom will contribute their unique experiences and expertise to the Baytex Board.

Business of the Meeting

In addition to the Merger Resolution, at the meeting, Shareholders will be asked to consider and vote upon the election of directors, the appointment of the auditors of Baytex and a non-binding resolution to accept the Corporation's approach to executive compensation, further particulars of which are provided in the Information Circular.

The Virtual Meeting

The meeting will be held virtually. If you wish to participate at the meeting, please review the meeting instructions carefully. There is no change to the methods by which you may vote your Baytex common shares ahead of time. The accompanying Information Circular contains all the information you need about the meeting and how to exercise your right to vote.

If you have questions, please contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex common shares, please visit www.BaytexASM.com.

Sincerely,

"Mark R. Bly"

Chair of the Board of Directors

3 Specified financial measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated by reference in the Information Circular (as defined below).

v

WHAT WE DO

Executive Compensation - Following Best Practices

☐	Significant Pay Contingent on Performance	☐	No Executive Employment Contracts

☐	Clawback Policy	☐	Significant Share Ownership Requirements

☐	Anti-Hedging Policy (no shorting)	☐	Compensation Benchmarked Against Peers

☐	Double Trigger Share Awards	☐	Annual "Say-on-Pay" Vote

☐	Double Trigger Change of Control Agreements	☐	Annual Review of Best Practices and Shareholder Alignment

☐	Annual Incentive Compensation tied to financial performance: free cash flow, adjusted funds flow per share and adjusted return on capital	☐	Performance Award scorecard majority weighted (60%) to relative shareholder performance

☐	Annual Incentive Compensation tied to sustainability objectives	☐	Annual Incentive Compensation capped if shareholder return is negative

Corporate Governance - Excellence

☐	Independent Baytex Board Chair	☐	Baytex Board Gender Diversity – greater than 30%

☐	Seven of Eight Director Nominees Independent	☐	Regular in-camera Sessions at Baytex Board Meetings

☐	All Committee Members Independent	☐	Annual Baytex Board, Committee and Director Evaluations

☐	Individual Director Elections	☐	Annual Assessment of Baytex Board Skills

☐	Majority Voting Policy for Directors	☐	Significant share ownership requirements

☐	Average Director Tenure of ~4 Years	☐	Ongoing Baytex Board refreshment

Sustainability - A Culture of Commitment

☐	Baytex Board committee oversight of health, safety, environment, climate and other sustainability matters	☐	Regular Sustainability Reporting cross-referenced to recognized standards (GRI, SASB and TCFD)

☐	GHG emissions intensity reduction target of 65% reduction by 2025 (compared to 2018 baseline)	☐	Indigenous Relations - significant community development agreements with the Peavine Métis Settlement

☐	Significant ARO reduction target of 4,500 wells by 2040	☐	Established a fresh water use baseline

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

MEETING INFORMATION	AGENDA

Date: Monday, May 15, 2023	1.	To receive and consider the consolidated financial statements of Baytex Energy Corp. ("Baytex") for the year ended December 31, 2022, together with the report of the auditors.

	2.	To consider and, if deemed advisable, to pass an ordinary resolution, the full text of which is set forth in Appendix A to the accompanying management information circular and proxy statement dated April 3, 2023 (the "Information Circular") approving the issuance of up to an aggregate of 323,323,741 common shares of Baytex ("Baytex Shares") to Ranger Oil Corporation ("Ranger") securityholders ("Ranger Shareholders") pursuant to the agreement and plan of merger dated February 27, 2023 between Baytex and Ranger, as may be amended from time to time (collectively, the "Merger Agreement"), as more particularly described under "Matters to be Acted Upon at the Meeting – Merger Resolution" in the Information Circular, consisting of: (i) up to 311,213,987 Baytex Shares issuable pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares issuable in connection with the conversion of the Ranger Convertible Awards (as defined in the Information Circular) into Converted Baytex TRSU Awards (as defined in the Information Circular) pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares to account for clerical and administrative matters in accordance with policies of the Toronto Stock Exchange, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the Merger (as defined below) (collectively, the "Merger Resolution").

Time: 3:00 p.m. (Calgary time)	3.	Elect eight (8) directors.

	4.	Appoint the auditors and authorize the directors to fix their remuneration.

Place: Online at: https://web.lumiagm.com/#/287416586	5.	Consider a non-binding advisory resolution to accept our approach to executive compensation.

	6.	Transact such other business as may properly be brought before the annual and special meeting of holders of Baytex Shares ("Baytex Shareholders") to be held on May 15, 2023 at 3:00 p.m. (Calgary time) and any adjournment(s) or postponement(s) thereof (the "Meeting").

The Merger

Baytex and Ranger agreed to combine their respective businesses and entered into the Merger Agreement, which was unanimously approved by the board of directors of Baytex (the "Baytex Board") and the board of directors of Ranger (the "Ranger Board"). Upon the formation of an indirect wholly owned subsidiary of Baytex ("Merger Sub") prior to closing of the Merger (as defined below), Merger Sub will become a party to the Merger Agreement by a joinder agreement. In addition to the foregoing, the Merger Agreement provides for, among other things, the acquisition of all of the issued and outstanding Class A common stock of Ranger ("Ranger Class A Common Stock") by Baytex. The Merger Agreement provides for the combination of Baytex and Ranger through the merger of Merger Sub with and into Ranger (the "Merger"), with Ranger continuing its existence as the surviving corporation following the Merger as an indirect wholly owned subsidiary of Baytex.

General

Under the terms of the Merger Agreement, Ranger Shareholders will receive 7.49 Baytex Shares plus US$13.31 cash, for each share of Ranger Class A Common Stock (including any shares issued pursuant to the Opco Unit Exchange (as defined in the Information Circular) other than certain excluded shares as described in the Merger Agreement) held immediately prior to closing of the Merger.

You are not required to approve the Merger itself. However, pursuant to the rules of the Toronto Stock Exchange, Baytex Shareholders are required to approve the issuance of Baytex Shares pursuant to the Merger, given that the number of Baytex Shares to be issued to Ranger Shareholders as part of the consideration under the Merger exceeds 25% of the number of Baytex Shares which are outstanding, on a pre-acquisition non-diluted basis. The Merger Resolution must be approved by a simple majority of the votes cast by Baytex Shareholders present in person or represented by proxy at the Meeting. Completion of the Merger is subject to, among other things, approval of the Merger by Ranger Shareholders, approval of the Merger Resolution by the Baytex Shareholders, the receipt of all necessary regulatory and stock exchange approvals and satisfaction of certain other closing conditions that are customary for a transaction of this nature.

Following the Merger, Baytex will continue to be led by Eric T. Greager, President and Chief Executive Officer of Baytex and the Baytex leadership team. Baytex intends to add one senior operational leader (Julia Gwaltney) to the Baytex leadership team and retain the Ranger team operating in Houston. Additionally, concurrent with closing of the Merger, Baytex will take appropriate actions to cause Jeffrey E. Wojahn and one additional independent director to be chosen by Ranger from the directors serving on the Ranger Board as of February 27, 2023 (collectively, the "Ranger Designees") to be elected or appointed to the Baytex Board and thereafter, the Baytex Board will, subject to the terms of the investor and registration rights agreement (the "IRRA") dated February 27, 2023 entered into among Baytex and the Ranger Class B Holders (as defined below), will cause the Ranger Designees (provided they are willing to serve) to be nominated to serve on the Baytex Board at any election of Baytex directors occurring on or before December 31, 2024.

If the requisite shareholder and regulatory approvals are obtained and if the other conditions to the Merger becoming effective are satisfied or waived, it is expected that the Merger will be completed in the second quarter of 2023.

Support Agreement

Pursuant to the Merger Agreement, on February 27, 2023, Rocky Creek Resources, LLC, a Delaware limited liability company ("Rocky Creek"), and JSTX Holdings, LLC a Delaware limited liability company ("JSTX" and, together with Rocky Creek, the "Ranger Class B Holders"), executed and delivered to Baytex a support agreement (the "Support Agreement"). Pursuant to the Support Agreement, the Ranger Class B Holders have, among other things, except in limited circumstances, agreed to: (i) vote in favour of the Merger; (ii) not transfer their Class B common stock, par value of $0.01 per share of Ranger (the "Ranger Class B Common Stock") and common units in ROCC Energy Holdings, L.P. (the "Opco Common Units") between signing the Merger Agreement and the Effective Time (as defined in the Information Circular); and (iii) prior to the Effective Time, exercise their right to exchange all of their Opco Common Units and shares of Ranger Class B Common Stock for shares of Ranger Class A Common Stock (the Ranger Class A Common Stock, together with the Ranger Class B Common Stock, the "Ranger Common Stock"). The Ranger Class B Holders collectively own more than a majority of the outstanding shares of the Ranger Common Stock entitled to vote on the Merger Agreement.

IRRA

Pursuant to the IRRA, Ranger Class B Holders have agreed that of the Baytex Shares issued to such Ranger Class B Holders upon closing of the Merger and the related transactions, one-third will be subject to a 90 day lock-up period, one-third will be subject to a 180 day lock-up period and one-third will be subject to a 270 day lock-up period, in each case subject to certain exceptions. In connection with the Merger, Baytex has granted the Ranger Class B Holders certain registration and piggyback resale rights in the United States, as more fully described in the IRRA and the Information Circular.

Fairness Opinion and Board Recommendation

CIBC Capital Markets ("CIBC") and RBC Capital Markets are acting as financial advisors to Baytex. CIBC has also provided the Baytex Board with an opinion that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex. The fairness opinion of CIBC is attached as Appendix E to the Information Circular.

After considering the fairness opinion of CIBC and other relevant matters, the Baytex Board has unanimously determined, after receiving legal and financial advice, that the Merger Agreement and the Merger, including the issuance of the Baytex Shares pursuant to the Merger, are in the best interests of Baytex and has unanimously approved the Merger and the entering into of the Merger Agreement and unanimously recommends that Baytex Shareholders vote in favour of the Merger Resolution.

Further Instructions and Information

The accompanying Information Circular contains a detailed description of the Merger and the other matters to be acted upon at the Meeting, as well as detailed information regarding Baytex and Ranger and certain pro forma financial information regarding Baytex after giving effect to the Merger. It also includes certain risk factors relating to the completion of the Merger and other matters described in the Information Circular. We remain committed to excellence and best practices with respect to both corporate governance and our approach to executive compensation. I encourage you to review the accompanying Information Circular for a description of what we do. Please give this material your careful consideration and, if you require assistance, consult your financial, legal, tax or other professional advisors.

The Meeting will be held virtually only. All shareholders regardless of geographic location and equity ownership are able to attend the Meeting. Registered shareholders and duly appointed proxyholders will be able to vote, ask questions and engage with the Chair of the Baytex Board and the Chief Executive Officer of Baytex. Beneficial shareholders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend as a guest and view the webcast but will not be able to ask questions or vote at the Meeting. Shareholders will not be able to attend the Meeting in person.

The Baytex Board unanimously recommends that Baytex Shareholders vote in favour of all nominees and resolutions at the Meeting, including the Merger Resolution.

YOUR VOTE IS IMPORTANT. You can vote your Baytex Shares in any of the following ways:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate

INTERNET	www.proxyvote.com	https:// login.odysseytrust.com/pxlogin

EMAIL OR FAX	Call or fax to the number(s) listed on your voting instruction form	Email: proxy@odysseytrust.com Fax: 1-800-517-4553

MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope

A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 11, 2023 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for any adjournment(s) or postponement(s) of the Meeting. In order to be valid, forms of proxy must be returned not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Shareholders of record at the close of business on April 3, 2023 will be entitled to vote at the Meeting, unless that shareholder has transferred any Baytex Shares subsequent to that date and the transferee shareholder, not later than ten days before the Meeting, establishes ownership of the Baytex Shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the Meeting.

If you have any questions, please contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex Shares, please visit www.BaytexASM.com.

DATED at Calgary, Alberta, this 3rd day of April 2023.

By order of the Board of Directors

"Eric T. Greager"
President and Chief Executive Officer

x

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE MEETING

The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference into this Information Circular, including the appendices hereto and the form of proxy for use at the Meeting, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers but not otherwise defined herein have the meanings set forth under "Glossary of Terms" in this Information Circular.

Q:	Why is the Meeting being held?

A:

The Meeting is being held because Baytex and Ranger have entered into the Merger Agreement which provides for the combination of Ranger and Baytex through the merger of Merger Sub with and into Ranger, with Ranger continuing its existence as the surviving corporation following the Merger as an indirect wholly owned Subsidiary of Baytex. Under the terms of the Merger Agreement, Baytex has agreed to issue 7.49 Baytex Shares plus US$13.31 in cash for each Eligible Share held immediately prior to the Effective Time and to convert each Ranger Convertible Award that is outstanding immediately prior to the Effective Time into Converted Baytex TRSU Awards.

Baytex Shareholders will be required to vote on the Merger Resolution at the Meeting for the purpose of authorizing and approving the issuance of the Baytex Shares as Share Consideration and issuable pursuant to Converted Baytex TRSU Awards in connection with the Merger. The full text of the Merger Resolution is attached as Appendix A to this Information Circular.

Baytex Shareholders will also be asked to vote upon certain annual general matters at the Meeting, including: (i) electing the directors of Baytex; (ii) appointing Baytex's auditors; and (iii) a non-binding advisory resolution to accept Baytex's approach to executive compensation.

For more information regarding, see "Matters to be Acted upon at the Meeting" in this Information Circular.

Q:	When and where is the Meeting being held and how can Baytex Shareholders attend?

A:

The Meeting is being held at 3:00 p.m. (Calgary time) on Monday, May 15, 2023 as a completely virtual meeting, conducted via live webcast. Baytex Shareholders will not be able to attend the Meeting in person. Registered Baytex Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/#/287416586. Baytex Shareholders are encouraged to access the Meeting prior to the start time. Online access will begin at 2:30 p.m. (Calgary Time). Instructions on how to connect and participate in the Meeting are described herein and posted on Baytex's website at www.baytexenergy.com.

In order to participate online, registered Baytex Shareholders must have a valid 12-digit control number and duly appointed proxyholders must have received an email from Odyssey containing a username. Voting at the Meeting will only be available for registered Baytex Shareholders or their duly appointed proxyholders, subject to the procedures described under "Attending the Meeting Virtually – Voting at the Meeting" in this Information Circular.

Registered Baytex Shareholders who have appointed and registered a proxyholder may attend the Meeting by clicking "Guest" and completing the online form but will be unable to participate in, or vote at, the Meeting. Beneficial Baytex Shareholders (being Baytex Shareholders who hold their Baytex Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will only be able to attend the Meeting as a guest by clicking "Guest" and completing the online form and view the Meeting webcast, but will not be able to otherwise participate in or vote at the Meeting.

For more information, see "Attending the Meeting Virtually – Attending the Meeting" in this Information Circular.

Q:	Why are we having a virtual only meeting?

A:	Baytex is holding the Meeting in a virtual-only format, which will be conducted via the Lumi platform at https://web.lumiagm.com/#/287416586. Baytex intends to hold the virtual Meeting in a manner that affords Baytex Shareholders opportunities to participate, substantially similar to those Baytex Shareholders would have at an in-person meeting. Baytex believes that hosting the Meeting virtually will facilitate Baytex Shareholder attendance and participation by enabling Baytex Shareholders to participate remotely from any location around the world. It also is a more cost-efficient and environmentally friendly way to engage with Baytex Shareholders. The platform for the Meeting will provide Baytex Shareholders the ability to listen to the Meeting live, submit questions and submit their vote during the Meeting.

Q:	Who is entitled to vote at the Meeting?

A:

Only Baytex Shareholders of record on April 3, 2023 will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof. However, to the extent that a Baytex Shareholder transfers the ownership of any Baytex Shares after April 3, 2023 and the transferee of those Baytex Shares establishes ownership of such Baytex Shares and demands, not later than ten (10) days before the Meeting, to be included in the list of Baytex Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Baytex Shares at the Meeting.

For more information, see "Attending the Meeting Virtually – Voting at the Meeting" in this Information Circular.

Q:	How do I vote my Baytex Shares?

A:	Registered Baytex Shareholders can vote in one of the following ways:

1.	At the Meeting (Virtually): By going to the Meeting link at https://web.lumiagm.com/#/287416586. Registered Baytex Shareholders may enter the Meeting by clicking "I have a login" and entering a username and password before the start of the Meeting. The control number located on the form of proxy (or in the email notification you received) is the username. The password to the Meeting is "baytex2023" (case sensitive).

If, as a registered Baytex Shareholder, you are using your control number to log in to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cutoff.

2.	In Advance of the Meeting:

	(a)	By Internet: By going to https:// login.odysseytrust.com/pxlogin and following the relevant instructions.

	(b)	By Email or Fax: By emailing or faxing your duly completed form of proxy to proxy@odysseytrust.com or 1-800-517-4553.

	(c)	By Mail: By mailing your form of proxy in accordance with the instructions provided therein.

Beneficial Baytex Shareholders can vote in one of the following ways:

1.	At the Meeting (Virtually): If you are a Beneficial Baytex Shareholder, you can only vote at the Meeting if you have duly appointed yourself as proxyholder in respect of the Baytex Shares that you beneficially own. See below for more information and "Attending the Meeting Virtually – Appointment of a Third Party as Proxy" in this Information Circular.

2.	In Advance of the Meeting:

	(a)	By Internet: By going to www.proxyvote.com and following the relevant instructions.

	(b)	Phone or Fax: Call or fax to the number(s) listed on your voting instruction form.

	(c)	By Mail: By mailing your voting instruction form in accordance with the instructions provided therein.

Whether you are a registered or beneficial Baytex Shareholder, should you have any questions in respect of voting your Baytex Shares at the Meeting please contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex Shares, please visit www.BaytexASM.com.

For more information, see also "Attending the Meeting Virtually – Voting at the Meeting" in this Information Circular, and the Notice of Annual and Special Meeting of Shareholders accompanying this Information Circular.

Q:	When do I have to vote my Baytex Shares by?

A:

Forms of proxy must be received in each case no later than 3:00 p.m. (Calgary time) on May 11, 2023, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or of any adjournment(s) or postponement(s) thereof.

For more information, see "Solicitation of Proxies" in this Information Circular.

Q:	How do Baytex Shareholders appoint a third party proxyholder, including beneficial Baytex Shareholders who wish to appoint themselves as proxyholder?

A:

The persons named in the enclosed form of proxy are Baytex officers who are also Baytex Shareholders. However, as Baytex Shareholders you have the right to appoint a person, who need not be a Baytex Shareholder, to represent you at the Meeting.

First, to appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. Second, you must register your proxyholder. To register a proxyholder, Baytex Shareholders MUST send an email to baytex@odysseytrust.com by 3:00 p.m. (Calgary time) on May 11, 2023 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof and provide Odyssey with the required proxyholder contact information, amount of Baytex Shares appointed, name in which the Baytex Shares are registered if they are a registered Baytex Shareholder, or name of broker where the Baytex Shares are held if a beneficial Baytex Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a beneficial Baytex Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above.

For more information, see "Attending the Meeting Virtually – Appointment of a Third Party as Proxy" in this Information Circular.

Q:	Are there any special considerations for beneficial Baytex Shareholders located in the United States who wish to appoint a third party proxyholder?

A:

Yes. If you are a beneficial Baytex Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above, you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey.

For more information, see "Attending the Meeting Virtually – Legal Proxy – U.S. Beneficial Baytex Shareholders" in this Information Circular.

Q:	Must Baytex Shareholders inform anyone of their intent to attend the Meeting?

A:	The Meeting will be held virtually and no advance notice of attendance from registered Baytex Shareholders is required. Baytex Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including beneficial Baytex Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form (as applicable) AND register the proxyholder. See "Attending the Meeting Virtually – Appointment of a Third Party as Proxy" in this Information Circular.

Q:	How do Baytex Shareholders ask questions during the Meeting?

A:

Registered Baytex Shareholders or their duly appointed proxyholders will have opportunities to participate in the Meeting, substantially similar to those they would have at an in-person meeting.

Only registered Baytex Shareholders or duly appointed proxyholders may submit questions (or vote) while connected to the Meeting on the Internet. If a registered Baytex Shareholder or duly appointed proxyholder wishes to submit a question, they may do so by logging into the virtual meeting platform at https://web.lumiagm.com/#/287416586, clicking the Questions icon, typing in the question and clicking "Submit". Registered Baytex Shareholders attending as guests and beneficial Baytex Shareholders who have not appointed themselves or another person as proxyholder may attend the Meeting but will be unable to submit questions or vote at the Meeting. See "Attending the Meeting Virtually" in this Information Circular for further information on how to vote and submit questions during the Meeting. Additional information regarding the ability of participants to ask questions during the Meeting will be made available within the Lumi virtual meeting platform.

The Chair of the Meeting or members of management present at the Meeting will respond to questions from registered Baytex Shareholders or duly appointed proxyholders relating to a matter to be voted on at the Meeting before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management following the end of the Meeting during the Q&A session. For any submission made but not addressed during the Q&A session following the end of the Meeting, a member of Baytex's management will attempt to contact such Baytex Shareholder to respond to the submission to the extent the Baytex Shareholder has provided an email address with their submission.

Q:	What to do if a Baytex Shareholder is having technical difficulties accessing the Meeting?

A:	If Baytex Shareholders (or their proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking "Guest" and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Baytex Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed at: support-ca@lumiglobal.com.

Q:	What are the reasons for and benefits of the Merger?

A:

The anticipated benefits from the Transactions are primarily derived from the financial and operational synergies to be realized as a combined entity. The strategic rationale that supported the Baytex Board's approval of the Transactions include the following (not necessarily presented in order of relative importance):

●      Enhanced Shareholder Returns;

●      Builds Quality Scale and Significant Operating Capability;

●      Enhances Drilling Inventory;

●      Creates a Significantly More Resilient Business;

●      Maintains Balance Sheet Strength and Financial Flexibility;

●      Commitment to Strong ESG Performance; and

●      Disciplined Leadership and Governance.

For more information, see "The Merger – Reasons for and Benefits of the Merger" in this Information Circular.

Q:	In respect of the Merger, what approvals are required by Baytex Shareholders at the Meeting?

A:

In order for the Merger to be completed, the Merger Resolution will require the affirmative vote of at least a simple majority of the votes cast by Baytex Shareholders, voting as a single class, in person or by proxy at the Meeting.

For more information, see "Procedure for the Merger to Become Effective – Baytex Shareholder Approval" in this Information Circular.

Q:	What other approvals are required for the Merger to be completed?

A:

The Merger Agreement and the Transactions require receipt of the Ranger Shareholder Approval and regulatory approvals, including TSX and NYSE approval for the listing of the Baytex Shares issuable pursuant to the Merger.

For more information, see "Procedure for the Merger to Become Effective" and "Effect of the Merger – Completion of the Merger" in this Information Circular.

Q:	Does the Baytex Board support the Merger?

A:	Yes. After considering the CIBC Fairness Opinion (as described below) and other relevant matters, the Baytex Board has unanimously determined, after receiving legal and financial advice, that the Merger Agreement and the Merger, including the issuance of, inter alia, the Baytex Shares pursuant to the Merger, are in the best interests of Baytex and has unanimously approved the Merger and the entering into of the Merger Agreement, and unanimously recommends that Baytex Shareholders vote in favour of the Merger Resolution.

THE BAYTEX BOARD UNANIMOUSLY RECOMMENDS THAT BAYTEX SHAREHOLDERS VOTE IN FAVOUR OF THE MERGER RESOLUTION.

For more information, see "The Merger – Recommendation of the Baytex Board" in this Information Circular.

Q:	Are there support agreements in place with any Ranger Shareholders?

A:

Pursuant to the Merger Agreement, there is no requirement for Baytex Shareholders to enter into support agreements.

The Ranger Class B Holders and Baytex entered into the Support Agreement. The Support Agreement covers a total of 22,548,998 Ranger Class B Common Stock owned by the Ranger Class B Holders, representing approximately 54% of the outstanding shares of Ranger Common Stock. Subject to the terms and conditions of the Support Agreement, the Ranger Class B Holders have agreed to vote their Ranger Class B Common Stock in favour of the adoption of the Merger Agreement and approval of any other matter that is required to be approved by the Ranger Shareholders in respect of the Merger.

Prior to the Merger, the Ranger Class B Common Stock held by the Ranger Class B Holders will be exchanged for Ranger Class A Common Stock, and the Ranger Class B Holders will be entitled to the Consideration in connection with the Merger.

For more information, see "Effect of the Merger – Support Agreement" and "Effect of the Merger – IRRA" in this Information Circular.

Q:	Is there a fairness opinion regarding the consideration to be paid by Baytex in respect of the Merger?

A:

Yes. CIBC has provided the Baytex Board with an opinion that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex. The CIBC Fairness Opinion is attached as Appendix E to this Information Circular.

For more information, see "The Merger – Engagement of CIBC" in this Information Circular.

Q:	When will the Merger become effective?

A:

Baytex and Ranger have targeted to complete the Merger in the second quarter of 2023, subject to the receipt of the required approval of the Merger Resolution and Ranger Shareholder Approval, regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, in each case, as set forth in the Merger Agreement.

For more information, see "Procedure for the Merger to Become Effective – Timing" in this Information Circular.

Q:	What will happen to Baytex if the Merger is completed?

A:

If the Merger is completed, Baytex will acquire all of the outstanding shares of Ranger Class A Common Stock, and Merger Sub (an indirect wholly owned Subsidiary of Baytex to be formed prior to Closing) will merge with and into Ranger, with Ranger surviving such Merger as the surviving corporation. The surviving corporation will continue as an indirect wholly owned Subsidiary of Baytex, and former Ranger Shareholders will become Baytex Shareholders. Former Ranger Shareholders are expected to own approximately 37% of the then issued and outstanding Baytex Shares upon completion of the Merger. Notwithstanding the foregoing, there will be no effect on the Baytex Shares as a result of the Merger. There will also be no material effect on control of the Baytex Shares as a result of the Merger, as Baytex will remain a widely held entity.

For more information, see "Effect of the Merger" in this Information Circular.

Q:	Are Baytex Shareholders entitled to Dissent Rights?

A:	No. Baytex Shareholders are not entitled to dissent rights in connection with the Merger.

Q:	What will happen if the Merger Resolution is not approved or the Merger is not completed for any reason?

A:

If the Merger Resolution is not approved by Baytex Shareholders, then either Baytex or Ranger may terminate the Merger Agreement in accordance with the terms thereof. In addition, if the Ranger Shareholder Approval is not obtained, then either Baytex or Ranger may terminate the Merger Agreement in accordance with the terms thereof. Baytex and Ranger may also mutually agree in writing to terminate the Merger Agreement before consummating the Merger, even after approval of the Merger Resolution by the Baytex Shareholders or after the Ranger Shareholder Approval has been obtained. In certain circumstance, Baytex and Ranger will also be required to pay a termination fee if the Merger Agreement is terminated.

For more information, see "Effect of the Merger – The Merger Agreement" in this Information Circular.

Q:	Who should I contact if I have questions?

A:	If you are in doubt as to how to make decisions in respect of the Meeting, including in respect of the Merger Resolution, or require assistance with voting your Baytex Shares, please contact your financial, legal, tax or other professional advisors, or Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary and Appendices. This Glossary of Terms does not apply to the Appendices to this Information Circular, unless stated otherwise.

"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended.

"Affiliate" means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, that, for the avoidance of doubt, no portfolio company of Juniper Capital Advisors, L.P. will be an Affiliate of Ranger for purposes of the Merger Agreement. For purposes of this definition, "control" and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Articles of Merger" has the meaning ascribed to such term under "Effect of the Merger – General – Completion of the Merger".

"Baytex", "we", "us" and "our" mean Baytex Energy Corp. and, where applicable, its Subsidiaries and other entities controlled, directly or indirectly, by Baytex.

"Baytex 2022 Information Circular" means the information circular and proxy statement of Baytex dated March 16, 2022.

"Baytex 2027 Notes" refers to the 8.750% senior notes due 2027, issued under that certain indenture dated as of February 5, 2020, by and among Baytex, the guarantors party thereto and Computershare Trust Company, N.A., as trustee.

"Baytex AIF" means the annual information form of Baytex in respect of the year ended December 31, 2022 dated February 23, 2023.

"Baytex Alternative Acquisition Agreement" has the meaning ascribed to such term under "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – Baytex: Restrictions on Change of Recommendation".

"Baytex Bank Loan" refers to the US$850 million extendible secured revolving credit facilities entered into pursuant to a second amended and restated credit agreement made as of April 1, 2022, among Baytex, the Bank of Nova Scotia, and certain other lenders.

"Baytex Benefit Plan" means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Baytex or any of its Subsidiaries, or under or with respect to which Baytex or any of its Subsidiaries has any current or contingent liability or obligation.

"Baytex Board" means the board of directors of Baytex.

"Baytex Board Recommendation" means, at a meeting duly called and held, that the Baytex Board has, by unanimous vote, resolved to recommend that the Baytex Shareholders approve the Merger Resolution.

"Baytex Bridge Loan" has the meaning ascribed to such term under "The Merger – Debt Financing".

"Baytex Competing Proposal" means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Ranger or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, share purchase, amalgamation, merger, arrangement, business combination, or otherwise) by any Person or group of any business or assets of Baytex or any of its Subsidiaries (including shares in the capital of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Baytex's and its Subsidiaries' assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long term supply agreement having a similar economic effect, (b) any acquisition of Beneficial Ownership by any Person or group of 20% or more of the outstanding Baytex Shares or any other securities entitled to vote on the election of directors or any direct or indirect take-over bid, tender or exchange offer or treasury issuance that if consummated would result in any Person or group Beneficially Owning 20% or more of the outstanding Baytex Shares or any other securities entitled to vote on the election of directors or (c) any merger, amalgamation, arrangement consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Baytex or any of its Subsidiaries which is structured to permit any Person or group to acquire Beneficial Ownership of at least 20% of Baytex's and its Subsidiaries' assets or equity interests.

"Baytex Credit Facilities" means, collectively, the Baytex Bank Loan and the $20,000,000 uncommitted unsecured demand revolving letter of credit facility guaranteed by Export Development Canada.

"Baytex Disclosure Letter" means the disclosure letter dated as of February 27, 2023 and delivered by Baytex to Ranger on or prior to February 27, 2023 pursuant to the Merger Agreement.

"Baytex Expenses" means a cash amount equal to US$20,000,000 to be paid in respect of Baytex's costs and expenses in connection with the negotiation, execution and performance of the Merger Agreement and the Transactions.

"Baytex Financial Statements" means Baytex's consolidated statements of financial position of Baytex as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes, and the auditor's report thereon, prepared in accordance with IFRS.

"Baytex Intervening Event" means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Baytex that occurs or arises after the date of the Merger Agreement that was not known to or reasonably foreseeable by the Baytex Board as of the date of the Merger Agreement (or if known, the magnitude or material consequences of which were not known by the Baytex Board as of the date of the Merger Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Baytex Competing Proposal or Ranger Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes in the market price or trading volume of the Baytex Shares or Ranger's Common Stock or any other securities of Baytex or Ranger, or the fact that Baytex or Ranger meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Baytex Intervening Event) or (iii) any changes in oil and natural gas prices, constitute a Baytex Intervening Event.

"Baytex MD&A" means the management's discussion and analysis of Baytex for the year ended December 31, 2022.

"Baytex New Bank Facility" has the meaning ascribed to such term under "The Merger – Debt Financing".

"Baytex Recommendation Change" has the meaning ascribed to such term under "Effect of the Merger – Merger Agreement – Baytex: Restrictions on Change of Recommendation".

"Baytex Reserves Report" means the independent engineering evaluations of Baytex's oil, natural gas liquids and natural gas reserves prepared by McDaniel effective December 31, 2022.

"Baytex Share Award Incentive Plan" has the meaning ascribed to such term under "About the Directors – Director Compensation – Equity Based Compensation".

"Baytex Shareholders" means the holders of Baytex Shares.

"Baytex Shares" means the common shares in the capital of Baytex.

"Baytex Superior Proposal" means a Baytex Competing Proposal (with references in the definition thereof to "20%" being deemed to be replaced with references to "more than 50%") that in the good faith determination of the Baytex Board, after consultation with Baytex's financial advisors, (i) if consummated, would result in a transaction more favourable to Baytex's shareholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the Merger Agreement offered by Ranger in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and shareholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of Closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Baytex Board, (iii) would not reasonably be expected to materially hinder or delay the Merger or the transactions contemplated by the Merger Agreement and (iv) does not require Baytex or any of its Subsidiaries to abandon, terminate or fail to consummate the Transactions.

"Baytex Term Loan" has the meaning ascribed to such term under "The Merger – Debt Financing".

"Baytex Termination Fee" means US$100,000,000.

"BDP" has the meaning ascribed to such term under "The Merger – Background to the Merger".

"Beneficial Ownership," including the correlative term "Beneficially Owning," has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

"Business Day" means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

"Canada Tax Act" means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1.

"Canadian Securities Laws" means all applicable securities Laws in each of the provinces of Canada and the respective rules and regulations made thereunder, together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators and the rules and policies of the TSX.

"Canadian Securities Regulators" means the applicable securities commission or securities regulatory authority in each of the provinces of Canada.

"Cash Consideration" means US$13.31 in cash, without interest, for each Eligible Share issued and outstanding immediately prior to the Effective Time.

"CEO" means the Chief Executive Officer of Baytex.

"Certificate of Merger" has the meaning ascribed to such term under "Effect of the Merger – General – Completion of Merger".

"CIBC" means CIBC World Markets Inc.

"CIBC Engagement Agreement" has the meaning ascribed to it under "Summary Information – Baytex Financial Advisors and CIBC Fairness Opinion" in this Information Circular.

"CIBC Fairness Opinion" means the opinion of CIBC addressed to the Baytex Board, a copy of which is attached as Appendix E to this Information Circular, to the effect that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex.

"Closing" means closing of the Transactions.

"Closing Date" means the date on which the Closing occurs.

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook.

"Compensatory Issuance" means the issuance by each relevant Subsidiary of Baytex (comprised of the surviving corporation and any direct or indirect holder of securities of the surviving corporation) a combination of common shares and/or debt to Baytex or the relevant Subsidiary of Baytex, as applicable, in consideration for, and in order to compensate Baytex for the issuance by Baytex of Baytex Shares required to be issued pursuant to the Merger.

"Confidentiality Agreement" has the meaning ascribed to such term under "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – Baytex: No Solicitation Exceptions".

"Consideration" means, collectively, the Share Consideration and the Cash Consideration.

"Continuing Employee" has the meaning ascribed to such term under "Effect of the Merger – Employee Matters".

"Contract" means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

"Converted Baytex TRSU Awards" has the meaning ascribed to such term under "Effect of the Merger – Treatment of Ranger Equity-Based Awards – Ranger TRSU Awards and Ranger PBRSU Awards".

"COVID-19" means the disease caused by SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks, or public health emergencies.

"Debt Commitment Letters" means that certain debt commitment letter, dated as of February 27, 2023, by and among Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Bank of Nova Scotia and Baytex (the "Debt Commitment Letter") and the related fee letter(s) (collectively, the "Fee Letter") (provided that the Debt Commitment Letter and the Fee Letter have been redacted in a customary manner with respect to fees, economic terms, "market flex" provisions and other customary terms), as may be amended, modified, supplemented or replaced in compliance with Section 6.20(d) and Section 6.20(e) of the Merger Agreement, pursuant to which the financial institutions party thereto have agreed, subject to the terms and conditions set forth therein, to provide the Debt Financing in an aggregate amount and on the terms and conditions set forth therein for the purposes of, among other things, financing the Transactions, including the payment of a portion of the Cash Consideration, the repayment of borrowings outstanding under the Ranger Credit Facility and the redemption of the Existing Ranger Notes.

"Debt Financing" refers to the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letters, including any issuance of senior notes or securities in lieu of any portion thereof.

"DLLCA" means the Delaware Limited Liability Company Act.

"DSUs" has the meaning ascribed to such term under "About the Directors – Director Compensation – Compensation for 2022".

"DSU Plan" has the meaning ascribed to such term under "About the Directors – Director Compensation – Compensation for 2022".

"EDGAR" means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

"Effective Time" means such time as the VS SCC issues a certificate of merger, or at such later time as Baytex and Ranger shall agree in writing and specified in the Articles of Merger.

"Eligible Shares" means, in the context of the Ranger Class A Common Stock, all outstanding shares of Ranger Class A Common Stock issued and outstanding immediately prior to the Effective Time (including any shares issued pursuant to the Opco Unit Exchange but excluding any shares of Ranger Class A Common Stock issued in connection with the conversion of any Ranger Convertible Awards and any shares of Ranger Class A Common Stock owned by Baytex or Merger Sub immediately prior to the Effective Time, and in each case, not held on behalf of third parties).

"Employee Benefit Plan" means, whether or not funded or registered, any "employee benefit plan" (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

"Environmental Laws" means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Existing Ranger Notes" means the 9.250% senior notes due 2026 issued under that certain indenture dated as of August 10, 2021 among ROCC Holdings, LLC, a Delaware limited liability company (as successor to Penn Virginia Escrow LLC), as issuer, the guarantors party thereto from time to time, and Citibank, N.A., trustee, as supplemented prior to February 27, 2023.

"Form F-4" means the registration statement on Form F-4 in which the proxy statement/prospectus relating to the Ranger Meeting is a part, together with any supplements thereto.

"forward-looking statements" has the meaning ascribed to such term under "Advisories – Forward-Looking Information".

"GAAP" means generally accepted accounting principles in Canada, which are consistent with IFRS.

"Governmental Entity" means any federal, state, provincial, territorial, tribal, local or municipal court, governmental, regulatory or administrative agency, ministry or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.

"Hazardous Materials" means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

"Hydrocarbons" means any hydrocarbon containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso butane, nor butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

"IAP" has the meaning ascribed to such term under "Compensation Program Design – How we Compensate Our Officers – Long-Term Incentive Plan (LTIP)".

"IFRS" means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

"Information Circular" means this management information circular and proxy statement dated April 3, 2023.

"IRRA" means the investor and registration rights agreement dated February 27, 2023 among Baytex and the Ranger Class B Holders.

"JSTX" means JSTX Holdings, LLC, a Delaware limited liability company.

"Juniper Shares" means all of the Baytex Shares issued to the Ranger Class B Holders at Closing pursuant to the Merger Agreement.

"Kingsdale" means Kingsdale Advisors.

"Labour Agreement" means any collective bargaining agreement or other Contract with any labour union, labour organization, or works council.

"Law" means any law, by-law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non U.S., of any Governmental Entity, including common law and the rules and regulations of any applicable stock exchange.

"Material Adverse Effect" means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a "Material Adverse Effect" or shall be taken into account when determining whether a "Material Adverse Effect" has occurred or may, would or could occur:

(i)	general economic conditions (or changes in such conditions) or conditions in the U.S., Canadian or global economies generally;

(ii)	conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over the counter market;

(iii)	conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)	political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war (including the Russian/Ukraine conflict), sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v)	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters or weather conditions;

(vi)	the announcement of the Merger Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of the Merger Agreement or the announcement or consummation of the Transactions);

(vii)	the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by the other Party or expressly required by, the Merger Agreement, the public announcement of the Merger Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of the Merger Agreement or the consummation of the Transactions);

(viii)	changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix)	any changes in such Party's stock price or the trading volume of such Party's stock, or any failure by such Party to meet any analysts' estimates or expectations of such Party's revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded by the definition hereof);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) and (viii) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a "Material Adverse Effect" has occurred or may, would or could occur solely to the extent they are disproportionate)).

"McDaniel" means McDaniel & Associates Consultants Ltd.

"McDaniel Ranger Reserves Report" means the report entitled Evaluation of Ranger Oil Corporation's Petroleum Reserves Based on Forecast Prices and Costs as of December 31, 2022, dated February 24, 2023, prepared by McDaniel.

"Meeting" means the annual and special meeting of Baytex Shareholders to be held on May 15, 2023 at 3:00 p.m. (Calgary time) and any adjournment(s) or postponement(s) thereof.

"Merger" means the merger of Merger Sub with and into Ranger in accordance with the terms of the Merger Agreement.

"Merger Agreement" means, collectively, the agreement and plan of merger between Ranger and Baytex dated February 27, 2023, as may be amended from time to time, including by a joinder agreement to be entered into prior to Closing, by which Merger Sub will agree to be bound by the terms and conditions of such agreement as a party thereto.

"Merger Resolution" means the ordinary resolution, the full text of which is set forth in Appendix A to this Information Circular, of the Baytex Shareholders approving by the affirmative vote cast of a majority of the Baytex Shares entitled to vote thereon and present in person or represented by proxy at the Meeting in accordance with applicable securities Laws, the rules and regulations of the NYSE and the TSX, as applicable, the ABCA and the Organizational Documents of Baytex approving the issuance of up to an aggregate of 323,323,741 Baytex Shares, consisting of: (i) up to 311,213,987 Baytex Shares to Ranger Shareholders pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares issuable in connection with the conversion of the Ranger Convertible Awards into Converted Baytex TRSU Awards pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares to account for clerical and administrative matters in accordance with policies of the TSX, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the Merger.

"Merger Sub" means the indirect wholly owned Subsidiary of Baytex which is to be formed prior to Closing.

"MMcf" means one million cubic feet.

"NASDAQ" means the Nasdaq Stock Market.

"NI 51-101" means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities.

"NYSE" means the New York Stock Exchange.

"Odyssey" means Odyssey Trust Company.

"Oil and Gas Leases" means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

"Oil and Gas Properties" means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

"Opco" means ROCC Energy Holdings, L.P., a Delaware limited partnership.

"Opco Common Units" means a Common Unit (as defined in the Opco Partnership Agreement).

"Opco Partnership Agreement" means the Second Amended and Restated Agreement of Limited Partnership of ROCC Energy Holdings, L.P., dated as of October 6, 2021, by and among ROCC Energy Holdings GP LLC, Ranger, JSTX and Rocky Creek.

"Opco Unit Exchange" means the exchange of all of the Opco Common Units and shares of Ranger Class B Common Stock held by the Ranger Class B Holders for shares of Ranger Class A Common Stock, as further described in the Support Agreement.

"Organizational Documents" means (a) with respect to a corporation, the charter, articles or certificate of incorporation, amalgamation or continuance, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

"other Party" means (a) Baytex when used with respect to Ranger, and (b) Ranger when used with respect to Baytex.

"Outside Date" means October 15, 2023.

"Party" or "Parties" means a party or the parties to the Merger Agreement, except as the context may otherwise require.

"Permitted Transferee" means, with respect to a Ranger Class B Holder: (a) a partnership, limited liability company or other entity of which such Ranger Class B Holder is the legal and beneficial owner of all of the outstanding equity securities or similar interests; and (b) if the Ranger Class B Holder is a corporation, partnership, limited liability company, trust or other business entity, (i) another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of such Ranger Class B Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Ranger Class B Holder or Affiliates of the Ranger Class B Holder (including, for the avoidance of doubt, where such Ranger Class B Holder is a partnership, its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) its limited partners, members, shareholders or other equityholders of the Ranger Class B Holder.

"Person" or "person" means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

"Piggyback Registration" has the meaning ascribed to such term under "Effect of the Merger – IRRA – Registration Rights – Piggyback Registration".

"Plan of Merger" means the plan of merger effecting the Merger as substantially in the form attached as Exhibit "B" to the Merger Agreement.

"Proceeding" means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

"Prospectus" means the final prospectus relating to any offering of Registrable Securities pursuant to Section 5 of the IRRA, including any prospectus supplement thereto, as filed with the SEC pursuant to Rule 424(b) of the Rules and Regulations, including all material incorporated by reference in the prospectus.

"PSAs" has the meaning ascribed to such term under "About the Directors – Director Compensation – Equity Based Compensation".

"Ranger" means Ranger Oil Corporation, a Virginia corporation.

"Ranger Alternative Acquisition Agreement" has the meaning ascribed to such term under "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – Ranger: Restrictions on Change of Recommendation".

"Ranger Benefit Plan" means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Ranger or any of its Subsidiaries, or under or with respect to which Ranger or any of its Subsidiaries has any current or contingent liability or obligation.

"Ranger Board" means the board of directors of Ranger.

"Ranger Board Recommendation" means, at a meeting duly called and held, that the Ranger Board has, by unanimous vote, resolved to recommend that the Ranger Shareholders approve the Merger Agreement, including the related Plan of Merger, and the Transactions, including the Merger.

"Ranger Class A Common Stock" means the Class A common stock, par value US$0.01 per share, of Ranger.

"Ranger Class B Common Stock" means the Class B common stock, par value US$0.01 per share, of Ranger.

"Ranger Class B Holders" means collectively, JSTX and Rocky Creek.

"Ranger Common Stock" means, collectively, the Ranger Class A Common Stock and the Ranger Class B Common Stock.

"Ranger Competing Proposal" means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Baytex or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of Ranger or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Ranger's and its Subsidiaries' assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long term supply agreement having a similar economic effect, (b) any acquisition of Beneficial Ownership by any Person or group of 20% or more of the outstanding shares of Ranger Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group Beneficially Owning 20% or more of the outstanding shares of Ranger Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Ranger or any of its Subsidiaries which is structured to permit any Person or group to acquire Beneficial Ownership of at least 20% of Ranger's and its Subsidiaries' assets or equity interests.

"Ranger Convertible Awards" means, collectively, the Ranger TRSU Awards (other than Ranger Director TRSU Awards) and the Ranger PBRSU Awards.

"Ranger Credit Facility" means the credit facility governed by that certain credit agreement dated as of September 12, 2016, among, inter alia, ROCC Holdings, LLC (f/k/a Penn Virginia Holdings, LLC), as borrower, Ranger, as holdings, certain subsidiaries of holdings, as guarantors, Wells Fargo Bank National Association, as administrative agent and as an issuing lender, and certain other financial institutions party thereto as lenders, as amended, restated, supplemented or otherwise modified from time to time.

"Ranger Designees" has the meaning ascribed to such term under "The Merger – Considerations of the Baytex Board – Proven Leadership Team".

"Ranger Director TRSU Awards" has the meaning ascribed to such term under "Effect of the Merger – Treatment of Ranger Equity-Based Awards – Ranger TRSU Awards and Ranger PBRSU Awards".

"Ranger Employee" means any employee of Ranger or any Subsidiary thereof.

"Ranger Equity Plan" has the meaning ascribed to such term under "Effect of the Merger – Treatment of Ranger Equity-Based Awards – Ranger TRSU Awards and Ranger PBRSU Awards".

"Ranger Expenses" means a cash amount equal to US$20,000,000 to be paid in respect of Ranger's costs and expenses in connection with the negotiation, execution and performance of the Merger Agreement and the Transactions.

"Ranger Intervening Event" means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Ranger that occurs or arises after the date of the Merger Agreement that was not known to or reasonably foreseeable by the Ranger Board as of the date of the Merger Agreement (or if known, the magnitude or material consequences of which were not known by the Ranger Board as of the date of the Merger Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Ranger Competing Proposal or Baytex Competing Proposal, or any matter relating thereto or of consequence thereof, (ii) any changes the market price or trading volume of Ranger's stock or Baytex's stock or any other securities of Ranger or Baytex, or the fact that Ranger or Baytex meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Ranger Intervening Event), or (iii) any changes in oil and natural gas prices, constitute a Ranger Intervening Event.

"Ranger Meeting" means the meeting of Ranger Shareholders for the purpose of obtaining the Ranger Shareholder Approval.

"Ranger PBRSU Awards" has the meaning ascribed to such term under "Effect of the Merger – Treatment of Ranger Equity-Based Awards – Ranger TRSU Awards and Ranger PBRSU Awards".

"Ranger Recommendation Change" has the meaning ascribed to such term under "Effect of the Merger – Merger Agreement – No Solicitation and Changes in Recommendation – Ranger: Restrictions on Change of Recommendation".

"Ranger Reserve Engineer" means DeGolyer and MacNaughton.

"Ranger Reserves Report" means the independent engineering evaluations of Ranger's oil and natural gas reserves prepared by DeGolyer and MacNaughton effective December 31, 2022.

"Ranger Shareholder" means the holders of shares of Ranger Common Stock.

"Ranger Shareholder Approval" means (i) the approval of the Merger Agreement, including the related Plan of Merger, by the affirmative vote of the majority of the votes cast, (ii) the approval of the Compensatory Issuance by the votes cast "FOR" the proposal exceeding the votes cast "AGAINST" the proposal, and (iii) the approval of the proposal to adjourn the Ranger Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are sufficient votes to approve the Merger Agreement at the time of the Ranger Meeting by the votes cast "FOR" the proposal exceeding the votes cast "AGAINST" the proposal.

"Ranger Superior Proposal" means a Ranger Competing Proposal (with references in the definition thereof to "20%" being deemed to be replaced with references to "more than 50%"), that in the good faith determination of the Ranger Board, after consultation with Ranger's financial advisors, (i) if consummated, would result in a transaction more favourable to Ranger's Securityholders from a financial point of view than the Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the Merger Agreement offered by Baytex in response to such proposal or otherwise) and (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of Closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Ranger Board.

"Ranger Termination Fee" means US$60,000,000.

"Ranger TRSU Awards" has the meaning ascribed to such term under "Effect of the Merger – Treatment of Ranger Equity-Based Awards – Ranger TRSU Awards and Ranger PBRSU Awards".

"RBC" means RBC Capital Markets.

"Registrable Securities" means the Juniper Shares until the earlier of (A) (i) such Juniper Shares have been sold pursuant to an effective Registration Statement or (ii) such Juniper Shares have been sold pursuant to Rule 144 of the Rules and Regulations promulgated under the Securities Act; provided, that, in the case of either clause (i) or clause (ii), the Juniper Shares will remain Registrable Securities when transferred to any Permitted Transferee, or (B) Registration Rights Termination Date.

"Registration Statement" means any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of the IRRA, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

"Registration Rights Termination Date" means the date on which the Ranger Class B Holders and their Permitted Transferees Beneficially Own (as defined in Rule 13d-3 under the Exchange Act) Baytex Shares constituting less than 5% of all Baytex Shares then issued or outstanding.

"Release" means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

"Representatives" means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

"Restricted Shares" means (a) from and after the Closing Date through and including the 90th day following the Closing Date, 100% of the Baytex Shares issued to the Ranger Class B Holders as of the Closing Date pursuant to the Merger Agreement, (b) commencing on the day immediately following the last day of the period referred to in clause (a) through and including the 180th day following the Closing Date, 66% of the Baytex Shares issued to the Ranger Class B Holders as of the Closing Date pursuant to the Merger Agreement, (c) commencing on the day immediately following the last day of the period referred to in clause (b) through and including the 270th day following the Closing Date, 33% of the Baytex Shares issued to the Ranger Class B Holders as of the Closing Date pursuant to the Merger Agreement and (d) following the end of the period referred to in clause (c), 0% of the Baytex Shares issued to the Ranger Class B Holders as of the Closing Date pursuant to the Merger Agreement.

"Rocky Creek" means Rocky Creek Resources, LLC, a Delaware limited liability company.

"RSAs" has the meaning ascribed to such term under "About the Directors – Director Compensation – Equity-Based Compensation".

"Rules and Regulations" means the rules and regulations of the SEC, as the same shall be in effect from time to time.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"SEDAR" has the meaning ascribed to such term under "Management Information Circular and Proxy Statement – Introduction".

"Share Consideration" means 7.49 Baytex Shares for each Eligible Share held immediately prior to the Effective Time.

"Shelf Registration Statement" has the meaning ascribed to such term under "Effect of the Merger – IRRA – Registration Rights – Shelf Registration".

"Stikeman" has the meaning ascribed to such term under "The Merger – Background to the Merger".

"Subject Securities" has the meaning ascribed to such term under "Effect of the Merger – Support Agreement – Transfer Restrictions".

"Subject Shares" has the meaning ascribed to such term under "Effect of the Merger – Support Agreement – Agreement to Vote".

"Subsidiary" or "Subsidiaries" means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its Subsidiaries.

"Support Agreement" means the support agreement executed and delivered by the Ranger Class B Holders, pursuant to which, among other things, the Ranger Class B Holders agree to vote in favour of the Merger and the other Transactions, as the same may be amended from time to time.

"Taxes" means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, liability in connection with any deemed overpayment of taxes under section 125.7 of the Canada Tax Act, and other similar assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Taxing Authority.

"Taxing Authority" means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

"Trading Day" means any day on which the Baytex Shares are listed or quoted and traded on the NYSE and the TSX.

"Transaction Documents" shall mean the Merger Agreement, the Support Agreement and the IRRA.

"Transactions" means the Opco Unit Exchange, the Merger and the other transactions contemplated by the Merger Agreement and the Transaction Documents, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith and including, for greater certainty, the matters contemplated by the Merger Resolution and the Compensatory Issuance.

"Underwritten Demand" has the meaning ascribed to such term under "Effect of the Merger – IRRA – Registration Rights – Underwritten Offering".

"TSX" means the Toronto Stock Exchange.

"U.S. GAAP" means generally accepted accounting principles in the United States in effect from time to time.

"U.S. Standards" has the meaning ascribed to such term under "Advisories – Summary of Significant Canadian to U.S. Reserves Disclosure Differences".

"V&E" has the meaning ascribed to such term under "The Merger – Background to the Merger".

"VA SCC" means the Virginia State Corporation Commission.

"VSCA" means the Virginia Stock Corporation Act.

Certain other terms used herein but not defined herein are defined in the Merger Agreement and, unless the context otherwise requires, shall have the same meanings herein as in the Merger Agreement. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by the management of Baytex for use at the Meeting and at any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Merger and the issuance of Baytex Shares in connection with the Merger, or other matters to be acted upon at the Meeting, other than those contained in this Information Circular, and if given or made, any such information or representation must not be relied upon as having been authorized.

This Information Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Information Circular nor any distribution of the securities referred to in this Information Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Information Circular.

The information concerning Ranger contained and incorporated by reference in this Information Circular (other than the reserves information from the McDaniel Ranger Reserves Report) has been provided by Ranger. Although Baytex has no knowledge that would indicate that any of such information is untrue or incomplete, neither Baytex nor any of its directors and officers assume any responsibility for the accuracy or completeness of such information or the failure by Ranger to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Baytex.

All summaries of, and references to, the Merger Agreement, the Merger, the Support Agreement, the IRRA and the CIBC Fairness Opinion in this Information Circular are qualified in their entirety by reference to the complete text of the Merger Agreement, the Support Agreement, the IRRA and the CIBC Fairness Opinion. The Merger Agreement is attached to this Information Circular as Appendix B and is available on Baytex's issuer profile through the System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com. The form of Support Agreement is attached as Exhibit A to the Merger Agreement, which is attached to this Information Circular as Appendix B. The CIBC Fairness Opinion is attached to this Information Circular as Appendix E. The IRRA may be accessed through Baytex's issuer profile on the SEDAR website at www.sedar.com. You are urged to carefully read the full text of these documents.

All capitalized terms used in this Information Circular (excluding the Appendices hereto unless stated otherwise) but not otherwise defined herein have the meanings set forth herein under "Glossary of Terms". Information contained in this Information Circular is given as of April 3, 2023, unless otherwise specifically stated. Information contained in the documents incorporated by reference is given as at the respective dates stated therein. Details of the Merger are set forth under the heading "The Merger". Baytex Shareholders should not construe the contents of this Information Circular as legal, Tax or financial advice and should consult with their own legal, Tax or financial advisors in considering the relevant legal, Tax and financial matters contained in this Information Circular.

ADVISORIES

Forward-Looking Information

Certain statements and other information in this Information Circular are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian Securities Laws (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.

Specifically, this Information Circular contains forward-looking statements relating to but not limited to:

•	the perceived benefits of the Merger and Baytex's ability to realize the perceived benefits;

•	the anticipated Closing Date;

•	the satisfaction of conditions for listing the Baytex Shares issuable pursuant to the Merger, including listing of the Baytex Shares on the TSX and the NYSE and the timing thereof; and the anticipated receipt of all required regulatory approvals for the Merger;

•	our business strategies, plans and objectives;

•	the integration of Ranger in our business;

•	our GHG emissions intensity reduction target, our ARO reduction target and the Baytex Board gender diversity target;

•	our five year outlook showing strong potential for further debt reduction and direct shareholder returns;

•	our plan to, upon Closing, institute a dividend and maintain or increase share buybacks, including the anticipated introduction of a quarterly dividend upon completion of the Merger;

•	the terms of our debt commitments and our anticipated debt levels, including the additional indebtedness that we will incur in connection with the Transactions;

•	the anticipated use of the Baytex Bridge Loan, the Baytex Term Loan and the Baytex New Bank Facility, and the anticipated benefits of such;

•	our plans with respect to the Meeting;

•	the director orientation process we follow when Ranger Designees join the Baytex Board;

•	expectations related to executive management of Baytex following completion of the Transactions;

•	estimates of future payouts for outstanding RSAs, DSUs and existing employment contracts;

•	the perceived benefits of ongoing operational continuity involving certain employees;

•	payments relating to indemnification and insurance policies;

•	the percentage of Baytex's assets and Baytex Shareholders located in the United States following Closing;

•	our status as a foreign private issuer following Closing;

•	that we carry out active shareholder engagement;

•	estimates of pro forma reserves and future drilling, production and sales of crude oil and natural gas;

•	estimates of future cost reductions, synergies, including pre-tax synergies, savings and efficiencies;

•	expectations regarding future exploration and the development, growth and potential of Baytex's operations,

•	expectations of future balance sheet strength and credit ratings including pro forma financial metrics;

•	expectations of future equity and enterprise value;

•	expectations regarding the tax basis and tax expenses related to Ranger's assets;

•	expectations regarding the number of Baytex Shares that will be issued, issuable and outstanding pursuant to the Merger Agreement;

•	expectations regarding the effect of the Merger on the Baytex Shares;

•	expectations regarding the listing of the Baytex Shares issuable pursuant to the Merger on the NYSE and TSX and delisting of the Ranger Class A Common Stock from the NASDAQ;

•	expectations regarding the percentage share of Baytex that is expected to be owned by existing Baytex Shareholders and former Ranger Shareholders following Closing;

•	expectations regarding the conversion of Ranger Convertible Awards into Converted Baytex TRSU Awards;
•	expectations regarding increases to after tax reserves; and

•	expectations relating to resource potential and the potential to add reserves.

These forward-looking statements are based on certain expectations and assumptions, including, without limitation, expectations and assumptions respecting:

•	the perceived benefits of the Merger, which are based upon a number of facts and expectations, including the terms and conditions of the Merger Agreement, the CIBC Fairness Opinion, and current industry, economic and market conditions (see "The Merger – Reasons for and Benefits of the Merger" and "The Merger – Recommendation of the Baytex Board");

•	certain steps in, and timing of, the Merger and the Closing Date that are based upon the terms of the Merger Agreement and advice received from counsel to Baytex relating to timing expectations (see "The Merger");

●	the listing of the Baytex Shares issuable pursuant to the Merger on the NYSE and TSX and delisting of Ranger Class A Common Stock from NASDAQ, which are based on receipt of all required approvals from the TSX, NYSE and NASDAQ, as applicable;

●	the effects of the Merger on Baytex and Ranger, which are based on Baytex's management's current expectations regarding the intentions of Ranger; and

●	the business of each of Ranger and Baytex including those set forth in the Baytex AIF and Ranger's Annual Report on Form 10-K for the year ended December 31, 2022 and their other respective public disclosure filings.

All forward-looking statements are based on Baytex's beliefs and assumptions based on information available at the time the assumption was made. We believe that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, these forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Baytex AIF, which is incorporated by referenced to this Information Circular. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and our future course of action depends on management's assessment of all information available at the relevant time.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

●	Baytex and Ranger may fail to realize the anticipated benefits of the Merger;

●	the conditions to completion of the Merger, including receiving all required regulatory approvals and TSX and NYSE approval for the listing of the Baytex Shares issuable pursuant to the Merger may not be satisfied or waived which may result in the Merger not being completed;

●	inability to obtain financing to fund the operations of the combined company following Closing;

●	inability to obtain the Baytex Shareholder Approval in connection with the Merger;

●	the anticipated Closing Date may be changed or delayed;

●	Baytex and Ranger will incur significant costs relating to the Merger, regardless of whether the Merger is completed or is not completed;

●	the Merger Agreement could be terminated by either Party under certain circumstances;

●	the ability to complete the proposed Merger on the anticipated terms and timetable;

●	risks relating to any unforeseen liabilities of Ranger and/or Baytex;

●	declines in oil or natural gas prices;

●	the level of success in exploration, development and production activities;

●	adverse weather conditions that may negatively impact development or production activities;

●	the timing and costs of exploration and development expenditures;

●	inaccuracies of reserve estimates or assumptions underlying them;

●	revisions to reserve estimates as a result of changes in commodity prices;

●	impacts to financial statements as a result of impairment write-downs;

●	general fluctuations in stock markets;

●	the ability to generate cash flows that, along with cash on hand, will be sufficient to support operations, shareholder returns and cash requirements;

●	the ability to attract capital or obtain the Debt Financing;

●	currency exchange rates and regulations;

●	actions by joint venture co-owners;

●	hedging decisions, including whether or not to enter into derivative financial instruments;

●	international, federal, state and provincial initiatives relating to the regulation of hydraulic fracturing;

●	failure of assets to yield oil or gas in commercially viable quantities;

●	uninsured or underinsured losses resulting from oil and gas operations;

●	inability to access oil and gas markets due to market conditions or operational impediments;

●	general economic conditions in Canada and globally;

●	interest rate fluctuations and inflation rate fluctuations;

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●	the impact and costs of compliance with Laws and regulations governing oil and gas operations;

●	the ability to replace oil and natural gas reserves;

●	any loss of senior management or technical personnel;

●	competition in the oil and gas industry;

●	the risk that the proposed Merger may not increase Baytex's relevance to investors in the international exploration and production industry, increase capital market access through scale and diversification or provide liquidity benefits for stockholders; and

●	the other risk factors discussed in this Information Circular and in the documents incorporated by reference herein.

Additionally, statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and can be profitably produced in the future.

This Information Circular also contains financial outlook within the meaning of applicable securities Laws, including but not limited to: the estimated dividend payable and indebtedness of Baytex; all of which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth in the above paragraphs. The actual results of operations of Baytex and Ranger and financial results may vary from the amounts set forth in this Information Circular and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities Laws, Baytex undertakes no obligation to update such financial outlook. The financial outlook contained in this Information Circular was made as of the date of this Information Circular and was provided for the purpose of providing further information about Baytex's and Ranger's potential future business operations. Readers are cautioned that the financial outlook contained in this Information Circular is not conclusive and is subject to change.

With regard to the forward-looking statements in Ranger's and Baytex's documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive and are made as of the date hereof. The forward-looking statements contained in this Information Circular are expressly qualified by this cautionary statement. Except as required by law, Baytex does not undertake any obligation to publicly update or revise any forward-looking statements and readers should also carefully consider the matters discussed under the heading "Risk Factors" in this Information Circular and in the documents incorporated by reference herein, including Appendix F – Information Concerning Baytex Energy Corp., Appendix I – Information Concerning Ranger Oil Corporation and the Baytex AIF, which is incorporated by reference herein. Additional information on these and other factors that could affect the operations or financial results of Baytex are included in documents on file with applicable Canadian Securities Regulators and the SEC and may be accessed on Baytex's SEDAR issuer profile at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov. Such documents, unless expressly incorporated by reference herein, do not form part of this Information Circular.

New York Stock Exchange

As a Canadian corporation listed on the NYSE, we are not required to comply with most of the NYSE's corporate governance standards and, instead, may comply with Canadian corporate governance practices. We are, however, required to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. domestic companies listed on the NYSE. Except as summarized on our website at www.baytexenergy.com, we are in compliance with the NYSE corporate governance standards.

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Foreign Private Issuer Status

As of the date hereof, Baytex continues to qualify as a "foreign private issuer" for the purposes of its U.S. securities filings based on the most recent assessment performed as at June 30, 2022. Baytex is required to reassess this conclusion annually, at the end of the second quarter.

Advisory Regarding Oil and Gas Information

All reserves data in respect of Baytex contained herein has been extracted from the Baytex Reserves Report prepared in compliance with NI 51-101 and the COGE Handbook. Complete reserves disclosure for the year ended December 31, 2022 prepared in accordance with NI 51-101 is contained in the Baytex AIF filed on SEDAR at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

The reserves data in respect of Ranger set forth in Appendix D has been extracted from the McDaniel Ranger Reserves Report prepared in accordance with NI 51-101 and the COGE Handbook, which was prepared for use by Baytex in its evaluation of Ranger and for the purpose of making an offer to acquire Ranger.

Listed below are cautionary statements that are specifically required by NI 51-101:

●	The terms "boe" and "mcf" may be misleading, particularly if used in isolation. A boe conversion rate of six thousand cubic feet of natural gas per barrel of oil (6 mcf:1 bbl) and an mcf conversion rate of one barrel of oil per six thousand cubic feet of natural gas (1 bbl:6 mcf) are each based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from an energy equivalency of 6:1, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

●	Where any disclosure of reserves data is made in this Information Circular that does not reflect all reserves of Ranger or Baytex, as applicable, the reader should note that estimates of reserves for individual properties or groups of properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

●	The recovery and reserves estimates described herein are estimates only and there is no guarantee that the estimated reserves will be recovered. There are numerous uncertainties inherent in estimating quantities of crude oil, reserves and the future cash flows attributed to such reserves. Actual reserves and future production from such reserves may be greater or less than the estimates provided herein. It should not be assumed that the estimates of future net revenues presented herein represent the fair market value of the reserves.

This Information Circular contains metrics commonly used in the oil and natural gas industry, such as "recycle ratio" and "finding and development ("F&D") costs. These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Such metrics have been included in this Information Circular to provide readers with additional measures to evaluate Baytex's performance, however, such measures are not reliable indicators of Baytex's future performance and future performance may not compare to Baytex's performance in previous periods and therefore such metrics should not be unduly relied upon. F&D costs are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.

This Information Circular discloses drilling inventory and potential drilling locations that have associated proved and/or probable reserves based on the evaluations of Baytex's and Ranger's reserves prepared by McDaniel in accordance with NI 51-101 and the COGE Handbook. Drilling inventory and drilling locations refers to Baytex's proved, probable and unbooked locations. Proved locations and probable locations account for drilling locations in our inventory that have associated proved and/or probable reserves. Unbooked locations are internal estimates based on our prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves. Unbooked locations are farther away from existing wells and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty whether such wells will result in additional oil and gas reserves, resources or production. There is no certainty that Baytex will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Baytex will actually drill wells is ultimately dependent upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While certain of the unbooked drilling locations have been de-risked by drilling existing wells in relative close proximity to such unbooked drilling locations, the majority of other unbooked drilling locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production. We have not risked potential drilling locations, and actual locations drilled and quantities that may be ultimately recovered may differ substantially from estimates. We make no commitment to drill all of the drilling locations that have been identified. Factors affecting ultimate recovery include the scope of our ongoing drilling program, which will be directly affected by the availability of capital, drilling, and production costs, availability of drilling and completion services and equipment, drilling results, lease expirations, regulatory approvals, and geological and mechanical factors. Estimates of reserves, type/decline curves, per well economics, and resource potential may change significantly as development of our oil and gas assets provides additional data. Additionally, internal rates of return disclosed herein are calculated solely based on drilling and completion costs per well and lease operating expenses and do not include other costs such as land acquisition costs, general and administrative expenses, or other costs and expenses.

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In the Eagle Ford, Baytex's net drilling locations include 110 proved and 54 probable locations as at December 31, 2022 and 36 unbooked locations. In the Viking, Baytex's net drilling locations include 856 proved and 219 probable locations as at December 31, 2022 and 536 unbooked locations. In Peace River (including Clearwater), Baytex's net drilling locations include 66 proved and 54 probable locations as at December 31, 2022 and 344 unbooked locations. In Lloydminster, Baytex's net drilling locations include 80 proved and 64 probable locations as at December 31, 2022 and 360 unbooked locations. In the Duvernay, Baytex's net drilling locations include 19 proved and 14 probable locations as at December 31, 2022 and 175 unbooked locations. In the Eagle Ford, Ranger's net drilling locations include 242 proved and 92 probable locations as at December 31, 2022 and 407 unbooked locations.

This Information Circular refers to production on an aggregated boe basis. The following table shows Baytex's disaggregated production volumes for the year ended December 31, 2022. The NI 51-101 product types included are as follows: "Heavy Crude Oil" - heavy crude oil and bitumen, "Light and Medium Crude Oil" - light and medium crude oil, tight oil and condensate, "NGL" - natural gas liquids and "Natural Gas" - shale gas and conventional natural gas.

Annual Production	Heavy Crude Oil (bbl/d)	Light and Medium Crude Oil (bbl/d)	Bitumen (bbl/d)	Tight Oil (bbl/d)	NGL (bbl/d)	Natural Gas (Mcf/d)	Shale Gas (Mcf/d)	Aggregate Oil Equivalent (boe/d)
2022	27,230	14,606	1,763	15,223	10,847	47,142	35,958	83,519
2021	20,449	15,710	1,739	15,291	12,032	49,555	40,051	80,156
2020	18,629	18,143	2,513	13,798	12,455	41,165	44,299	79,781

Additional oil and gas metrics may be contained in Ranger's Annual Report on Form 10-K for the year ended December 31, 2022, in the Baytex AIF, which is incorporated by reference herein, and in Baytex's and Ranger's other public filings.

Specified Financial Measures

Financial data contained within this document is reported in Canadian dollars, unless otherwise stated.

This Information Circular includes references to certain financial measures (such as operating netback, free cash flow, adjusted return on capital and PDP recycle ratio) which do not have standardized meanings prescribed by IFRS. These financial measures are considered non-GAAP measures and therefore are unlikely to be comparable with similar measures presented by other issuers. This Information Circular also contains the terms "adjusted funds flow" and "net debt" which are considered capital management measures. For additional information and quantitative reconciliations related to the specified financial measures, which have been incorporated by reference into this document, please see the Baytex MD&A.

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Non-GAAP Financial Measures

Adjusted EBITDA

The following table presents each of Baytex's and Ranger's net income and adjusted EBITDA, Baytex's pro forma net income and adjusted EBITDA and a reconciliation of each such measure of adjusted EBITDA to the applicable measure of net income, in each case, for the year ended December 31, 2022. The historical and unaudited pro forma consolidated financial information presented below has been derived from the audited historical financial statements of Baytex and Ranger as of and for the fiscal year ended December 31, 2022, with certain pro forma adjustments to give pro forma effect to the Transactions. See "Unaudited Pro Forma Consolidated Financial Information" in Appendix D – Pro Forma Information Concerning Baytex Energy Corp. After Giving Effect to the Merger for an explanation of the pro forma transaction accounting adjustments.

The unaudited pro forma consolidated computation of adjusted EBITDA for the year ended December 31, 2022 presents the combined non-GAAP measure of Baytex and Ranger giving pro forma effect to the Transactions as if the Transactions had occurred on January 1, 2022. Adjusted EBITDA is a non-GAAP measure that Baytex uses to monitor its financial leverage and compliance with financial covenants and is calculated by adjusting net income or loss for financing and interest expenses, income tax, non-recurring items, and certain unrealized and non-cash transactions as set forth in the following table. Adjusted EBITDA does not have a standardized meaning prescribed by IFRS or GAAP and may not be comparable with calculations of similar measures presented by other reporting issuers. Adjusted EBITDA allows Baytex's management to evaluate its financial performance and compare results between periods without regard to capital structure. Baytex management believes adjusted EBITDA provides useful information in assessing its financial condition, results of operations and cash flows and is widely used by the industry and the investment community.

		USD	CAD	Conforming		Pro Forma
Year Ended December 31, 2022	Baytex	Ranger	Ranger	Adjustments	Pro Forma	Consolidated
($ thousands)	IFRS	U.S. GAAP	U.S GAAP	IFRS	Adjustments	IFRS
Net income	855,605	464,518	604,430	0	-376,095	1,083,940
Transaction costs	0	0	0	0	100,843	100,843
Exploration and evaluation	30,239	0	0	0	0	30,239
Depletion and depreciation	587,050	244,455	318,085	0	201,776	1,106,911
Impairment reversal	-267,744	0	0	0	0	-267,744
Non-cash share-based compensation	3,159	5,554	7,227	0	0	10,386
Financing and interest	104,817	46,774	60,862	0	14,185	179,864
Unrealized financial derivatives	-135,471	-20,706	-26,943	0	0	-162,414
Unrealized foreign exchange loss	45,073	0	0	0	0	45,073
Other	-4,009	-361	-470	0	0	-4,479
Gain on disposition	-4,898	0	0	0	0	-4,898
Current income tax	3,594	764	994	0	0	4,588
Deferred income tax	31,716	3,422	4,453	0	59,291	95,460
Adjusted EBITDA	1,249,131	744,420	968,638	0	0	2,217,769

Notes:

(1)	Ranger USD amounts converted to CAD using an exchange rate of 1.30.

(2)	See Appendix D – Pro Forma Information Concerning Baytex Energy Corp. After Giving Effect to the Merger.

Adjusted Return on Capital

Baytex uses adjusted return on capital to measure the amount of profit generated relative to the capital invested. Adjusted return on capital is calculated as adjusted EBITDA divided by average net assets plus net debt, where average net assets means the average of total shareholders' equity (excluding accumulated other comprehensive income) plus net debt for the year.

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PDP Recycle Ratio and 2P Recycle Ratio

PDP recycle ratio and 2P recycle ratio are used to measure the efficiency of our capital program by comparing cashflows generated to the cost of adding reserves. PDP recycle ratio is calculated as operating netback divided by F&D costs for Baytex's proved developed producing reserves. Three-year 2P recycle ratio is calculated as operating netback divided by F&D costs for Baytex's proved plus probable reserves over a three-year period. Operating netback is a non-GAAP measure and F&D costs are calculated as total exploration and development expenditures (excluding acquisition and divestitures and including changes in future development capital) divided by reserves additions from exploration and development activity.

Conventions

Certain terms used herein are defined in the "Glossary of Terms". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars and references to US$ are to United States dollars. Unless otherwise indicated, all financial information herein has been presented in Canadian dollars in accordance with GAAP. Words importing the singular include the plural and vice versa and words importing any gender include all genders.

The exchange rates for the average of the indicative rates during the period and at the end of period for the Canadian dollar in terms of United States dollar as reported by the Bank of Canada were as follows for each of the years ended December 31, 2022, 2021 and 2020.

	Year Ended December 31
	2022	2021	2020
End of Period	0.7383	0.7888	0.7854
Period Average	0.7692	0.7980	0.7461

Abbreviations

The following are abbreviations and definitions of terms used in this Information Circular and in the documents incorporated by reference herein.

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	Mcf	thousand cubic feet
Mbbl	thousand barrels	MMcf	million cubic feet
MMbbl	million barrels	Bcf	billion cubic feet
NGL	natural gas liquids	Mcf/d	thousand cubic feet per day
bbl/d	barrels per day	MMcf/d	million cubic feet per day
		MMbtu	million British Thermal Units

Other

BOE or boe	barrel of oil equivalent, using the conversion factor of six Mcf of natural gas being equivalent to one bbl of oil. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
boe/d	barrels of oil equivalent per day	MEH	Magellan East Houston
MMboe	million barrels of oil equivalent	WTI	West Texas Intermediate
		$000s	thousands of dollars

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Conversions

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.400
Hectares	Acres	2.500

Summary of Significant Canadian to U.S. Reserves Disclosure Differences

Baytex's reserves information has been prepared in accordance with guidelines specified in NI 51-101 and the COGE Handbook. Ranger's reserves information (excluding the reserves information contained herein from the McDaniel Ranger Reserves Report) has been prepared in accordance with the SEC disclosure requirements set forth in Subpart 1200 of Regulation S-K (the "U.S. Standards"). There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the SEC requirements and NI 51-101, and the difference between the reported numbers under the two disclosure standards can, therefore, be material. For example, the U.S. Standards require United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves in accordance with the SEC's definitions, whereas NI 51-101 requires disclosure of proved and probable reserves and permits optional disclosure of possible reserves. Additionally, the COGE Handbook and NI 51-101 require disclosure of reserves and related future net revenue estimates based on forecast prices and costs, whereas the U.S. Standards require that reserves and related future net revenue be estimated using average prices for the previous twelve months (constant prices) and that the standardized measure reflect discounted future net income Taxes related to a company's operations. In addition, the COGE Handbook and NI 51-101 requires the presentation of reserves estimates on a "company gross" basis (representing a company's working interest share before deduction of royalties) and "company net" basis (after the deduction of royalties), whereas the U.S. Standards require the presentation of net reserve estimates after the deduction of royalties and similar payments only. There are also differences in the technical reserves estimation standards applicable under NI 51-101 and, pursuant thereto, the COGE Handbook, and those applicable under the U.S. Standards, along with NI 51-101 requiring a more granular product type classification than required by U.S. Standards. NI 51-101 also requires that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S. Standards specify a five-year limit after initial booking for the development of proved undeveloped reserves. Finally, the SEC prohibits disclosure of oil and gas resources in SEC filings, including contingent resources, whereas Canadian Securities Regulators allow disclosure of oil and gas resources. Resources are different than, and should not be construed as, reserves. The foregoing is not an exhaustive summary of Canadian or U.S. reserves reporting requirements.

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Dividend Advisory

Baytex's future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the Baytex Shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Baytex Board and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Baytex Board. There can be no assurance that Baytex will pay dividends following completion of the Merger.

Access to Documents

Any document referred to in this Information Circular and described as being accessible on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov (including those documents referred to as being incorporated by reference in this Information Circular) may be obtained free of charge from us at Suite 2800, Centennial Place, East Tower, 520 - 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3.

ATTENDING THE MEETING VIRTUALLY

Attending the Meeting

Baytex is holding the Meeting as a completely virtual Meeting, conducted via live webcast. Baytex Shareholders will not be able to attend the Meeting in person. In order to attend, participate or vote at the Meeting (including for voting and asking questions at the Meeting), Baytex Shareholders must have a valid username. Baytex Shareholders are encouraged to access the Meeting prior to the start time. Online access will begin at 2:30 p.m. (Calgary Time). Instructions on how to connect and participate in the Meeting are described herein and posted on Baytex's website at www.baytexenergy.com.

Registered Baytex Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://web.lumiagm.com/#/287416586. Such persons may then enter the Meeting by clicking "I have a login" and entering a username and password before the start of the Meeting:

●	Registered Baytex Shareholders: The 12-digit control number located on the form of proxy (or in the email notification you received) is the username. The password to the Meeting is "baytex2023" (case sensitive). If, as a registered Baytex Shareholder, you are using your control number to log in to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cutoff.

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●	Duly appointed proxyholders: Odyssey will provide the proxyholder with a username by email after the voting deadline has passed. The password to the Meeting is "baytex2023" (case sensitive). Only registered Baytex Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Beneficial Baytex Shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as a guest but not be able to participate or vote at the Meeting. Baytex Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including beneficial Baytex Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register the proxyholder. See "Appointment of a Third Party as Proxy" below.

If you are not a registered Baytex Shareholder or a duly appointed proxyholder you may still attend the Meeting by registering as a "guest" at https://web.lumiagm.com/#/287416586. As a guest, you will not be able to vote or participate.

Voting at the Meeting

Registered Baytex Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below. See "Attending the Meeting" above.

Beneficial Baytex Shareholders who have not duly appointed themselves as proxyholder will not be able to participate or vote at the Meeting. This is because Baytex and its transfer agent do not have a record of the beneficial Baytex Shareholders, and, as a result, will have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you are a beneficial Baytex Shareholder and wish to vote at the Meeting, you have to appoint yourself as proxyholder, by inserting your own name in the space provided on the voting instruction form sent to you and must follow all of the applicable instructions provided by your intermediary. See "Appointment of a Third Party as Proxy" and "Attending the Meeting".

No advance notice of attendance from registered Baytex Shareholders is required. Baytex Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including beneficial Baytex Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting) MUST submit their duly completed proxy or voting instruction form (as applicable) AND register the proxyholder. See "Attending the Meeting Virtually – Appointment of a Third Party as Proxy" in this Information Circular.

If you have any questions, please contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex Shares, please visit www.BaytexASM.com.

Appointment of a Third Party as Proxy

A Baytex Shareholder has the right to appoint a person or entity (who need not be a Baytex Shareholder) to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed instrument of proxy.

The following applies to Baytex Shareholders who wish to appoint a person (a "third party proxyholder") other than the management nominees set forth in the form of proxy or voting instruction form as proxyholder, including beneficial Baytex Shareholders who wish to appoint themselves as proxyholder to attend, participate or vote at the Meeting.

Baytex Shareholders who wish to appoint a third party proxyholder to attend, participate or vote at the Meeting as their proxy and vote their Baytex Shares MUST submit their proxy or voting instruction form (as applicable) appointing such third party proxyholder AND register the third party proxyholder, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting.

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●	Step 1: Submit your proxy or voting instruction form: To appoint a third party proxyholder, insert such person's name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you are a beneficial Baytex Shareholder located in the United States, you must also provide Odyssey with a duly completed legal proxy if you wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder. See below under this section for additional details.

●	Step 2: Register your proxyholder: To register a proxyholder, Baytex Shareholders MUST send an email to baytex@odysseytrust.com by 3:00 p.m. (Calgary time) on May 11, 2023 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof and provide Odyssey with the required proxyholder contact information, amount of Baytex Shares appointed, name in which the Baytex Shares are registered if they are a registered Baytex Shareholder, or name of broker where the Baytex Shares are held if a beneficial Baytex Shareholder, so that Odyssey may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to attend, participate or vote at the Meeting.

If you are a beneficial Baytex Shareholder and wish to attend, participate or vote at the Meeting, you have to insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all of the applicable instructions provided by your intermediary AND register yourself as your proxyholder, as described above. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions above under the heading "Attending the Meeting".

Legal Proxy – U.S. Beneficial Baytex Shareholders

If you are a beneficial Baytex Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described above under "Attending the Meeting", you must obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Odyssey. Requests for registration from beneficial Baytex Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by email to baytex@odysseytrust.com and received by 3:00 p.m. (Calgary time) on May 11, 2023 or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Submitting Questions

As part of the Meeting, Baytex will hold a Q&A session, during which Baytex intends to answer questions submitted during the Meeting. Only registered Baytex Shareholders and duly appointed proxyholders may submit questions.

If a registered Baytex Shareholder or duly appointed proxyholder wishes to submit a question, they may do so by logging into the virtual meeting platform at https://web.lumiagm.com/#/287416586, clicking the Questions icon, typing in the question and clicking "Submit". Registered Baytex Shareholders attending as guests and beneficial Baytex Shareholders who have not appointed themselves or another person as proxyholder may attend the Meeting but will be unable to submit questions or vote at the Meeting.

The Chair of the Meeting or members of management present at the Meeting will respond to questions from registered Baytex Shareholders or duly appointed proxyholders relating to a matter to be voted on at the Meeting before a vote is held on such matter, if applicable. General questions will be addressed by the Chair of the Meeting and other members of management following the end of the Meeting during the Q&A session. Guests will not be able to submit questions. In addition, inappropriate or repetitive questions will not be responded to. Additional information regarding the ability of participants to ask questions during the Meeting will be made available within the Lumi virtual meeting platform.

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For any submission made but not addressed during the Q&A session following the end of the Meeting, a member of Baytex's management will attempt to contact such Baytex Shareholder to respond to the submission to the extent the Baytex Shareholder has provided an email address with their submission.

Technical Difficulties

If Baytex Shareholders (or their proxyholders) encounter any difficulties accessing the Meeting during the check-in, they may attend the Meeting by clicking "Guest" and completing the online form. The virtual platform is fully supported across Internet browsers and devices (desktops, laptops, tablets, and smartphones) running the most updated version of applicable software and plugins. Baytex Shareholders (or their proxyholders) should ensure that they have a strong Internet connection if they intend to attend and/or participate in the Meeting. Participants should allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the Meeting. Technical support can also be accessed at: support-ca@lumiglobal.com.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies for use at the Meeting of Baytex Shareholders to be held at 3:00 p.m. (Calgary time) on Monday, May 15, 2023 and at any adjournment(s) or postponement(s) thereof.

Forms of proxy must be deposited with Odyssey by mail or courier at 1230, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4 Attention: Proxy Department or by fax to Fax: 1-800-517-4553 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. Registered Baytex Shareholders may also vote via the internet at https://login.odysseytrust.com/pxlogin. A vote submitted via the internet must be received at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof. Baytex Shareholders can also appoint a proxyholder to attend and vote at the Meeting on the Baytex Shareholder's behalf and to convey a Baytex Shareholder's voting instructions.

Only Baytex Shareholders of record at the close of business on April 3, 2023 will be entitled to vote at the Meeting, unless that Baytex Shareholder has transferred any shares subsequent to that date and the transferee Baytex Shareholder, not later than ten days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of Baytex Shareholders entitled to vote at the Meeting.

The persons named in the enclosed form of proxy are our officers who are also Baytex Shareholders. As a Baytex Shareholders you have the right to appoint a person, who need not be a Baytex Shareholder, to represent you at the Meeting. To exercise this right you should insert the name of the desired Representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

ADVICE TO BENEFICIAL HOLDERS OF BAYTEX SHARES

The information set forth in this section is of significant importance to you if you do not hold your Baytex Shares in your own name. Only proxies deposited by Baytex Shareholders whose names appear on our records as the registered holders of Baytex Shares can be recognized and acted upon at the Meeting. If Baytex Shares are listed in your account statement provided by your broker, then in almost all cases those Baytex Shares will not be registered in your name on our records. Such Baytex Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Baytex Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

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Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered Baytex Shareholders. However, its purpose is limited to instructing the registered Baytex Shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. ("Broadridge") who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can use their website www.proxyvote.com or call their toll free telephone number to instruct them how to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting.

Baytex may utilize the Broadridge QuickVoteTM system, which involves non-objecting beneficial owners of Baytex Shares ("NOBOs") being contacted by Kingsdale, which is soliciting proxies on behalf of the management of Baytex, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO's intermediary). While Representatives of Kingsdale are soliciting proxies on behalf of the management of Baytex, Baytex Shareholders are not required to vote in the manner recommended by the Baytex Board. The QuickVoteTM system is intended to assist Baytex Shareholders in placing their votes, however, there is no obligation for any Baytex Shareholders to vote using the QuickVoteTM system, and Baytex Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in the Information Circular. Any voting instructions provided by a Baytex Shareholder will be recorded and such Baytex Shareholder will receive a letter from Broadridge (on behalf of the Baytex Shareholder's intermediary) as confirmation that their voting instructions have been accepted. If you receive a voting instruction form from a mailing/tabulating agent, it cannot be used as a proxy to vote Baytex Shares directly at the Meeting as it must be returned to the mailing/tabulating agent well in advance of the Meeting in order to have the Baytex Shares voted.

NOTICE-AND-ACCESS

We have elected to use the "notice-and-access" provisions under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (the "Notice-and-Access Provisions") for the Meeting in respect of mailings to beneficial Baytex Shareholders (i.e., a Baytex Shareholder who holds their Baytex Shares in the name of a broker or an agent) and registered Baytex Shareholders (i.e., a Baytex Shareholder whose name appears on our records as a holder of Baytex Shares). These provisions are a set of rules developed by the Canadian Securities Regulators that reduce the volume of materials which are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a Meeting of its shareholders and related materials online.

We have also elected to use procedures known as 'stratification' in relation to our use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an information circular and, if applicable, a paper copy of financial statements and related management's discussion and analysis ("Financial Information"), to some Baytex Shareholders together with a notice of a Meeting of the Baytex Shareholders. A paper copy of the notice of Meeting, this Information Circular, and a form of proxy or voting instruction form will be mailed to those Baytex Shareholders who have previously requested to receive paper copies of these materials. Furthermore, a paper copy of the Financial Information in respect of our most recently completed financial year was mailed to those registered and beneficial Baytex Shareholders who previously requested to receive such information.

We intend to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of our Baytex Shares.

REVOCABILITY OF PROXY

Only a registered Baytex Shareholder may revoke their proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the Meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of Baytex. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last Business Day before the day of the Meeting, or any adjournment(s) or postponement(s) thereof, at which the proxy is to be used, or with the chair of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

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Beneficial holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and, if necessary, revoke their proxy in accordance with the revocation procedures set out above.

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of Meeting and this Information Circular. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Baytex has engaged Kingsdale as its strategic shareholder advisor and proxy solicitation agent and will pay fees of approximately $100,000 to Kingsdale for proxy solicitation services in addition to certain out-of-pocket expenses. Baytex may also reimburse brokers and other persons holding Baytex Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

If you have any questions, please contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex Shares, please visit www.BaytexASM.com.

EXERCISE OF DISCRETION BY PROXY

The Baytex Shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon, the Baytex Shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions, your Baytex Shares will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of Meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof. At the time of printing this Information Circular, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS

Baytex is authorized to issue an unlimited number of Baytex Shares without nominal or par value. As at April 3, 2023 there were 545,553,272 Baytex Shares issued and outstanding. As a holder of Baytex Shares you are entitled to one vote for each Baytex Share you own. For further information on the securities of Baytex, see Appendix F – Information Concerning Baytex Energy Corp.

The record date for the determination of Baytex Shareholders entitled to receive notice of and to vote at the Meeting is April 3, 2023. Baytex Shareholders whose names have been entered in the register of Baytex Shareholders at the close of business on that date will be entitled to receive notice of and vote at the Meeting, provided that, to the extent a Baytex Shareholder transfers the ownership of any of his or her Baytex Shares after such date and the transferee of those Baytex Shares establishes that he or she owns the Baytex Shares and requests, not later than ten days before the Meeting, to be included in the list of Baytex Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Baytex Shares at the Meeting.

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To the knowledge of our directors and officers, as at April 3, 2023, no person or company beneficially owned, or controlled or directed, directly or indirectly, Baytex Shares entitled to more than 10% of the votes which may be cast at the Meeting. As at April 3, 2023, our nominee directors and officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,953,305 Baytex Shares.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 25% of the outstanding Baytex Shares. If a quorum is not present at the opening of the Meeting, the Baytex Shareholders present may adjourn the Meeting to a fixed time and place but may not transact any other business.

APPROVAL REQUIREMENTS

All matters to be acted upon at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Baytex Shareholders present.

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SUMMARY

This Summary is qualified in its entirety by the more detailed information appearing elsewhere in this Information Circular, including the Appendices hereto. Terms with initial capital letters in this Summary are defined in the Glossary of Terms set out elsewhere in this Information Circular.

The Merger

On February 27, 2023, Baytex and Ranger entered into the Merger Agreement, a copy of which is attached as Appendix B to this Information Circular. Pursuant to the Merger Agreement and based on the number of shares of Ranger Common Stock and Ranger Convertible Awards outstanding as of April 3, 2023, Baytex anticipates that up to 323,323,741 Baytex Shares will be issued or issuable under the terms of the Merger Agreement, which represents approximately 59% of the issued and outstanding Baytex Shares as of April 3, 2023. As at April 3, 2023, there are 545,553,272 Baytex Shares issued and outstanding (on a non-diluted basis) and 549,926,470 Baytex Shares outstanding (on a fully-diluted basis).

See "The Merger – Effect of the Merger".

The Meeting

The Meeting will be held virtually at 3:00 p.m. (Calgary time) on May 15, 2023, for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders.

The business to be conducted at the Meeting will include:

1.	to receive and consider the Baytex Financial Statements;

2.	to consider and, if deemed advisable, approve the Merger Resolution;

3.	to elect eight (8) directors of Baytex;

4.	to appoint the auditors and authorize the directors to fix their remuneration;

5.	to consider a non-binding advisory resolution to accept our approach to executive compensation; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

See "The Merger" and "Matters to be Acted Upon at the Meeting".

Baytex Energy Corp.

Baytex was incorporated on October 22, 2010 pursuant to the provisions of the ABCA. Baytex is the successor to the business of Baytex Energy Trust, which was transitioned to Baytex on December 31, 2010.

Baytex's head and principal office is located at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3. Our registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1. The Baytex Shares are currently traded on the TSX and the NYSE under the symbol "BTE".

See Appendix F – Information Concerning Baytex Energy Corp.

Ranger Oil Corporation

Ranger was incorporated in Virginia in 1882. Based in Houston, Texas, Ranger is an independent oil and gas company focused on the onshore development and production of crude oil, NGLs, and natural gas in the Eagle Ford Shale in South Texas. Ranger's Class A Common Stock is listed and traded on the NASDAQ under the ticker symbol "ROCC." Ranger's executive offices are located at 16285 Park Ten Place, Suite 500, Houston, Texas 77084.

See Appendix I – Information Concerning Ranger Oil Corporation.

Merger Sub

Upon formation prior to Closing, Merger Sub will be a Delaware limited liability company formed for the sole purpose of effecting the Merger. At the Effective Time, Merger Sub will merge with and into Ranger, with Ranger surviving as an indirect wholly owned Subsidiary of Baytex, whereupon the separate existence of Merger Sub will cease.

Background to the Merger

The terms of the Merger are the result of arm's length negotiations between Representatives of Baytex and Ranger and their respective advisors. This Information Circular contains a summary of the events leading up to the negotiation of the Merger Agreement and the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Merger Agreement.

See "The Merger – Background to the Merger".

Considerations of the Baytex Board

The Baytex Board, in arriving at its conclusion to unanimously recommend that Baytex Shareholders approve the Merger Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Merger and the long-term prospects for growth of Baytex on a stand-alone basis, the prospects for the combined operations of Baytex and Ranger, and the anticipated benefits and risks of the Transactions. See "The Merger – Considerations of the Baytex Board".

Reasons for and Benefits of the Merger

The anticipated benefits from the Transactions are primarily derived from the financial and operational synergies to be realized as a combined entity. The strategic rationale that supported the Baytex Board's approval of the Transactions include the following (not necessarily presented in order of relative importance):

●	Enhanced Shareholder Returns;

●	Builds Quality Scale and Significant Operating Capability;

●	Enhances Drilling Inventory;

●	Creates a Significantly More Resilient Business;

●	Maintains Balance Sheet Strength and Financial Flexibility;

●	Commitment to Strong ESG Performance; and

●	Disciplined Leadership and Governance.

See "The Merger – Reasons for and Benefits of the Merger".

Effect of the Merger

Pursuant to the Merger, Ranger Shareholders will receive: (i) 7.49 Baytex Shares for each Eligible Share held immediately prior to the Effective Time; and (ii) US$13.31 in cash, without interest, for each Eligible Share held immediately prior to the Effective Time. Further, each Ranger Convertible Award that is outstanding immediately prior to the Effective Time, will, pursuant to the Merger Agreement, be converted into Converted Baytex TRSU Awards. Each Ranger Director TRSU Award will vest in full at the Effective Time and, by virtue of the occurrence of Closing, be cancelled and converted into the right to receive, at the Effective Time, without interest, the Consideration with respect to each Ranger Class A Common Stock subject to such Ranger Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Ranger Director TRSU Award that remain unpaid as of the Effective Time.

Issuances by Ranger of Ranger Class A Common Stock are restricted under the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of Baytex. As a result, the actual number of Baytex Shares that will be issued or issuable pursuant to the Transactions and to the granting of Converted Baytex TRSU Awards pursuant to the conversion of outstanding Ranger Convertible Awards at the Effective Time will depend on the number of Ranger Class A Common Stock and Ranger Convertible Awards outstanding at such time.

No fractional Baytex Shares shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a Baytex Shareholder. Each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Baytex Shares (after taking into account all certificates and shares held in book entry form held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Baytex Shares multiplied by (ii) the volume weighted average price of the Baytex Shares on the NYSE for the five consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P.

There will be no effect on the Baytex Shares as a result of the Merger. Additionally, there will be no material effect on control of the Baytex Shares as a result of the Merger as Baytex will remain a widely held entity. See "Effect of the Merger".

Details of the Merger

Merger Agreement

The following is a summary only of the Merger Agreement and reference should be made to the full text of the Merger Agreement set forth in Appendix B to this Information Circular.

The Merger will be effected pursuant to the Merger Agreement. The Merger Agreement contains covenants, representations and warranties of and from each of Ranger and Baytex and various conditions precedent, both mutual and with respect to the specific obligations of Ranger and Baytex.

The Merger Agreement provides that, upon the occurrence of certain termination events, either of the Parties may be required to pay the other Party their respective termination fees, being the Ranger Termination Fee and the Baytex Termination Fee. See "Effect of the Merger – The Merger Agreement – Expenses and Termination Fees Relating to the Termination of the Merger Agreement – Ranger Termination Fee" and "Effect of the Merger – The Merger Agreement – Expenses and Termination Fees Relating to the Termination of the Merger Agreement – Baytex Termination Fee".

This Information Circular contains a summary of certain provisions of the Merger Agreement and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached as Appendix B to this Circular. See "Effect of the Merger – The Merger Agreement".

Baytex Financial Advisors and CIBC Fairness Opinion

CIBC and RBC are acting as financial advisors to Baytex. In addition, Baytex also engaged CIBC to provide the CIBC Fairness Opinion. The CIBC Fairness Opinion provides that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex.

The CIBC Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be paid by Baytex pursuant to the Merger Agreement and does not address any other aspect of the Merger or any related transaction, including any legal, tax or regulatory aspects of the Merger that may be relevant to Baytex or the Baytex Shareholders. CIBC provided the CIBC Fairness Opinion to the Baytex Board for their exclusive use only in considering the Merger. The CIBC Fairness Opinion may not be relied upon by any other Person. The CIBC Fairness Opinion does not address the relative merits of the Merger as compared to any other strategic alternatives that may be available to Baytex. The CIBC Fairness Opinion does not constitute a recommendation to any Baytex Shareholder as to how such Baytex Shareholder should act or vote on any matters relating to the Merger.

The full text of the CIBC Fairness Opinion is attached as Appendix "E" to this Circular. Baytex Shareholders are urged to read the CIBC Fairness Opinion in its entirety. The above summary of the CIBC Fairness Opinion is qualified in its entirety by reference to the full text of the CIBC Fairness Opinion as set out in Appendix "E".

See "The Merger - Baytex Financial Advisors and CIBC Fairness Opinion".

Recommendation of the Baytex Board

After considering the CIBC Fairness Opinion and other relevant matters, the Baytex Board has unanimously determined, after receiving legal and financial advice, that the Merger Agreement and the Merger, including the issuance of the Baytex Shares pursuant to the Merger, are in the best interests of Baytex and has unanimously approved the Merger and the entering into of the Merger Agreement and unanimously recommends that Baytex Shareholders vote in favour of the Merger Resolution.

See "The Merger – Recommendation of the Baytex Board".

Support Agreement

On February 27, 2023, following the execution of the Merger Agreement, the Ranger Class B Holders entered into the Support Agreement, pursuant to which they agreed, except in limited circumstances, subject to the terms and conditions of the Support Agreement, to (i) vote in favour of the Merger, (ii) not transfer their Ranger Class B Common Stock and Opco Common Units between signing the Merger Agreement and Closing and (iii) complete the Opco Unit Exchange. Following the Opco Unit Exchange, no shares of Ranger Class B Common Stock will remain outstanding. The Support Agreement covers a total of 22,548,998 shares of Ranger Class B Common Stock owned by the Ranger Class B Holders, representing approximately 54% of the outstanding shares of Ranger Common Stock, and a total of 22,548,998 Opco Common Units owned by the Ranger Class B Holders.

See "Effect of the Merger – Support Agreement".

IRRA

Concurrently with the execution and delivery of the Merger Agreement, Baytex entered into the IRRA with the Ranger Class B Holders. The IRRA provides for certain (i) registration rights with respect to the Baytex Shares held by the Ranger Class B Holders immediately after the Closing, (ii) certain governance matters, (iii) restrictions on transfer and (iv) certain other matters.

Pursuant to the IRRA, Ranger Class B Holders have agreed that of the Baytex Shares issued to such Ranger Class B Holders upon closing of the Merger and the related transactions, one-third will be subject to a 90 day lock-up period, one-third will be subject to a 180 day lock-up period and one-third will be subject to a 270 day lock-up period, in each case subject to certain exceptions. In connection with the Merger, Baytex has granted the Ranger Class B Holders certain registration and piggyback resale rights in the United States, as more fully described in the IRRA and the Information Circular.

The IRRA further provides that concurrent with Closing, subject to the terms of the IRRA, Baytex will take appropriate actions to cause the Ranger Designees to be elected or appointed to the Baytex Board and thereafter, the Baytex Board will, subject to the terms of the IRRA, cause the Ranger Designees (provided they are willing to serve) to be nominated to serve on the Baytex Board at any election of directors occurring on or before December 31, 2024. Neither Baytex nor the Baytex Board will be required to nominate the Ranger Designees to serve on the Baytex Board after the December 31, 2024 or otherwise elect or appoint the Ranger nominees to the Baytex Board after the election or appointment of the Ranger Designees following Closing. The Ranger Board will be permitted to substitute an alternate Ranger Designee if a Ranger Designee becomes unable or unwilling to serve.

See "Effect of the Merger – IRRA".

Treatment of Ranger Equity-Based Awards

Pursuant to the Merger Agreement, each Ranger TRSU Award, other than any Ranger Director TRSU Award, and each Ranger PBRSU Award, in each case, that is outstanding immediately prior to the Effective Time will, at the Effective Time, be converted into Converted Baytex TRSU Awards at the closing, with the number of Baytex Shares subject to the Converted Baytex TRSU Awards equal to the product of (i) the number of shares of Ranger Common Stock subject to such Ranger TRSU Award or Ranger PBRSU Award (at the maximum level of performance), as applicable, multiplied by (ii) the sum of (x) the Cash Consideration divided by the volume weighted average price of the Baytex Shares on the NYSE for the five consecutive Trading Days immediately prior to the Closing Date reported by Bloomberg, L.P. and (y) the Share Consideration, rounded up to the nearest whole Baytex Shares. See "Ranger Equity-Based Awards" in Appendix D for the number of Ranger TRSU Awards, Director TRSU Awards and Ranger PBRSU Awards outstanding as of the date of this Information Circular.

Converted Baytex TRSU Awards will continue to be subject to the terms and conditions of the Ranger Equity Plan. Converted Baytex TRSU Awards in respect of Ranger TRSU Awards will remain subject to the same vesting schedule and Converted Baytex TRSU Awards in respect of Ranger PBRSU Awards will be converted based on the number of shares payable upon maximum performance and will remain subject to the same time-vesting schedule.

Any dividend equivalents that have been accrued with respect to Ranger Equity Awards will become payable ratably if and when such underlying Converted Baytex TRSU Award vests.

Each Ranger Director TRSU Award will vest in full at the Effective Time and, by virtue of the occurrence of Closing, be cancelled and converted into the right to receive, at the Effective Time, without interest, the Consideration with respect to each share of Ranger Common Stock subject to such Ranger Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Ranger Director TRSU Award that remain unpaid as of the Effective Time. Following the Effective Time, no such Ranger Director TRSU Award that was outstanding immediately prior to the Effective Time will remain outstanding. No fractional Baytex Share will be issued in respect of a Ranger Director TRSU Award, and any such fractional Baytex Share will instead be paid in cash.

See "Effect of the Merger – Treatment of Ranger Equity-Based Awards".

Procedure for the Merger to Become Effective

Procedural Steps

The Merger is to be effected in accordance with the terms and conditions of the Merger Agreement, the DLLCA and the VSCA. The Merger Agreement is governed by the laws of the State of Delaware. The following procedural steps must be taken in order for the Merger to become effective:

(a)	the Merger Resolution must be approved by the Baytex Shareholders at the Meeting;

(b)	the Ranger Shareholder Approval must be obtained from the Ranger Shareholders;

(c)	any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired;

(d)	the Form F-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop or order;

(e)	the Baytex Shares to be issued pursuant to the Merger Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject to the satisfaction of customary listing conditions;

(f)	all conditions precedent to the Merger, as set forth in the Merger Agreement, must be satisfied or waived by the appropriate Party; and

(g)	the Certificate of Merger must be filed with the Secretary of State of the State of Delaware and the VA SCC.

There is no assurance that the conditions set out in the Merger Agreement will be satisfied or waived on a timely basis or at all.

Baytex Shareholder Approval

Under Section 611 of the TSX Company Manual, shareholder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition non-diluted basis. Under the terms of the Merger Agreement, Baytex has agreed to issue 7.49 Baytex Shares plus US$13.31 in cash for each Eligible Share held immediately prior to the Effective Time and to convert each Ranger Convertible Award that is outstanding immediately prior to the Effective Time into Converted Baytex TRSU Awards. Issuances by Ranger of Ranger Class A Common Stock are restricted under the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of Baytex. As a result, the actual number of Baytex Shares that will be issued or issuable pursuant to the Transactions and the granting of Converted Baytex TRSU Awards pursuant to the conversion of outstanding Ranger Convertible Awards at the Effective Time will depend on the number of shares of Ranger Class A Common Stock and Ranger Convertible Awards outstanding at such time.

Based on the number of shares of Ranger Common Stock and Ranger Convertible Awards outstanding as of April 3, 2023, Baytex anticipates that up to 323,323,741 Baytex Shares will be issued or issuable under the terms of the Merger Agreement, which represents approximately 59% of the issued and outstanding Baytex Shares as of April 3, 2023. Accordingly, Baytex Shareholders are required, pursuant to Section 611 of the TSX Company Manual, to approve the issuance of such number of Baytex Shares as is necessary under the Merger Agreement to issue the Share Consideration and issuable pursuant to Converted Baytex TRSU Awards. Baytex will not be able to satisfy the listing requirements of the TSX unless the Merger Resolution is approved.

It is a condition to the completion of the Merger that the Merger Resolution be approved at the Meeting by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Meeting.

See "Procedure for the Merger to Become Effective – Baytex Shareholder Approval" and "Matters to be Acted Upon at the Meeting".

Regulatory Approvals

The Merger Agreement provides that receipt of all required regulatory approvals including, without limitation, conditional approval of the TSX and the NYSE for listing of the Baytex Shares issuable pursuant to the Merger is a condition precedent to the Merger becoming effective. See "Effect of the Merger".

Stock Exchange Listings

Baytex is a reporting issuer or the equivalent under the Canadian Securities Laws of each of the provinces of Canada, and as of the date of this Information Circular qualifies as a "foreign private issuer" for the purposes of its U.S. securities filings. The Baytex Shares are listed and posted for trading on the TSX and the NYSE under the symbol "BTE".

On February 27, 2023, the last full Trading Day on which the Baytex Shares traded prior to the day the Merger was announced, the closing price of the Baytex Shares on the TSX was $5.83 and the closing price of the Baytex Shares on the NYSE was US$4.31. On April 3, 2023 the last Trading Day prior to the date of this Information Circular, closing prices of the Baytex Shares on the TSX and the NYSE were $5.42 and US$4.03, respectively. See Appendix F – Information Concerning Baytex Energy Corp. – Market for Securities.

Timing

Subject to all conditions precedent to the Merger as set forth in the Merger Agreement being satisfied or waived by the appropriate Party, the Merger will become effective upon the filing of the Certificate of Merger. If the Meeting is held and the Merger Resolution is approved as required by the Merger Agreement and all other conditions specified in the Merger Agreement are satisfied or waived, Baytex and Ranger expect the Closing Date to occur in the second quarter of 2023. It is not possible, however, to state with certainty when the Closing Date will occur. Additionally, the Closing Date could be delayed for a number of reasons, which may be beyond the control of Baytex and Ranger.

Selected Unaudited Pro Forma Consolidated Financial Information for Baytex

This Information Circular contains certain unaudited pro forma consolidated financial information for Baytex after giving effect to the Merger for the year ended December 31, 2022. Such information should be read in conjunction with the unaudited pro forma consolidated financial statements of Baytex for the year ended December 31, 2022, including the notes thereto, attached as Appendix C to this Information Circular. Reference should also be made to the Baytex Financial Statements which are incorporated by reference herein and the Ranger Financial Statements included in Appendix I to this Information Circular. This Information Circular also contains certain pro forma reserve and production information. Such information is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical reserves and production data. See Appendix D – Pro Forma Information Concerning Baytex Energy Corp. After Giving Effect to the Merger and Appendix C – Unaudited Pro Forma Consolidated Financial Statements.

Risk Factors

Baytex Shareholders voting in favour of the Merger Resolution will be choosing to combine the businesses of Baytex and Ranger, which involves risks.

The following is a list of certain risk factors associated with the Merger which Baytex Shareholders should carefully consider before approving the Merger Resolution:

●	after Baytex's combination with Ranger, Baytex may fail to realize projected benefits of the combination, which could adversely affect the value of Baytex Shares;

●	the Transactions are subject to various closing conditions, including regulatory and shareholder approvals as well as other uncertainties, and there can be no assurances as to whether and when they may be completed;

●	in order to complete the Transactions, Baytex and Ranger must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the Parties, completion of the Transactions may be delayed, jeopardized or prevented and the anticipated benefits of the Transactions could be reduced;

●	Ranger and Baytex will incur substantial transaction fees and costs in connection with the Transactions;

●	except in specified circumstances, if the Merger is not consummated by the Outside Date, either Baytex or Ranger may choose not to proceed with the Merger;

●	the issuance of a significant number of Baytex Shares and a resulting possible increase in the number of sellers could adversely affect the market price of Baytex Shares after completion of the Merger;

●	resales of Baytex Shares following the Transactions may cause the market value of Baytex Shares to decline;

●	the market value of Baytex Shares may decline as a result of the Merger;

●	the announcement and pendency of the Transactions could adversely affect each of Ranger's and Baytex's business, results of operations and financial condition;

●	while the Transactions are pending, Baytex and Ranger are subject to business uncertainties and contractual restrictions that could materially adversely affect Baytex and Ranger's operating results, financial position and/or cash flows or result in a loss of employees, suppliers, vendors or customers;

●	if the Transactions are not completed for any reason, Baytex's ongoing business may be materially and adversely affected and Baytex would be subject to a number of risks;

●	current Baytex Shareholders and Ranger Shareholders will have a reduced ownership and voting interest after the Transactions and will have less input into the management of the combined company;

●	Baytex and Ranger may be the targets of legal claims, securities class actions, derivative lawsuits and other claims and negative publicity related to the Merger;

●	completion of the Transactions may trigger change in control or other provisions in certain agreements to which Ranger is a party;

●	to consummate the Transactions and fund the operations of the combined company, Baytex expects to refinance the Ranger Credit Facility and Existing Ranger Notes with a combination of the Baytex New Bank Facility, the Baytex Term Loan, the Baytex Bridge Loan and/or the issuance of new senior notes. The Debt Commitment Letters that provide for the Baytex New Bank Facility, the Baytex Term Loan and the Baytex Bridge Loan contain certain conditions to close and the issuance of new senior notes is dependent on market conditions and, as a result, Baytex cannot guarantee financing will be available on acceptable terms or at all;

●	the Baytex Bridge Loan does not have the option to convert into an extended term loan or debt securities and will instead mature after 364 days;

●	failure by Baytex to successfully execute its business strategy and objectives regarding the combined company's business may materially adversely affect the future results of the combined company and the market value of Baytex Shares;

●	Baytex may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses;

●	Baytex intends to pay dividends on, and effectuate share buybacks with respect to, the Baytex Shares; however, the Baytex's ability to take these actions in the future may be limited and no assurance can be given that it will be able to pay dividends or effectuate share buybacks in the future at indicated levels or at all;

●	significant demands will be placed on Baytex and the combined company as a result of the Merger;

●	inflation could adversely impact Baytex's and the combined company's ability to control its costs, including its operating expenses and capital costs;

●	the ongoing military action between Russia and Ukraine could adversely affect Baytex's business, financial condition and results of operations;
●	Baytex cannot predict whether it will be able to successfully identify, acquire, develop or profitably manage future acquisitions;

●	Baytex discloses reserves information in accordance with Canadian standards and Ranger discloses reserves information accordance with SEC requirements. There are significant differences in the types of volumes disclosed and the basis from which the volumes are economically determined under SEC requirements and Canadian standards, and the difference between the reported volumes under the two disclosure standards can, therefore, be material;

●	the unaudited pro forma consolidated financial information of Ranger and Baytex is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Baytex or the combined company following the Merger;

●	the unaudited pro forma reserve and production data included in this Information Circular is presented for illustrative purposes only and may not be indicative of the reserves or production of Baytex or the combined company following the Merger;

●	the additional indebtedness that Baytex expects to incur in connection with the Transactions could adversely affect Baytex's financial position, including by decreasing its business flexibility, ability to satisfy its debt obligations or achieve its desired credit rating;

●	Baytex or Ranger may waive one or more of the closing conditions of the Merger without re-soliciting shareholder approval;

●	the combined company may be exposed to increased litigation, which could have an adverse effect on the combined company's business and operations;

●	Baytex and Ranger may have difficulty attracting, motivating and retaining executives and other key employees in light of the Merger;

●	if a competing proposal to acquire Ranger or Baytex is made, consummation of the Transactions may be delayed or impeded
●	adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect Baytex's or Ranger's current and projected business operations and their financial condition and results of operations;

●	the combined company may be subject to new or additional income or other tax levies that may fluctuate and impact its results of operations and cash flows;

●	changes in tax laws or the interpretation thereof or the imposition of new or increased Taxes or fees may increase the combined company's future tax liability and adversely affect the combined company's operations and cash flows;

●	Baytex's operations are subject to numerous stringent environmental, health and safety Laws and regulations that may expose Baytex and the combined company to significant costs and liabilities; and

●	the combined company may be subject to additional U.S. federal income tax as a result of the corporate alternative minimum tax.

The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Information Circular, the Baytex AIF and the Baytex MD&A, each of which are incorporated herein by reference. See Appendix D – Pro Forma Information Concerning Baytex After Giving Effect to the Merger – Risk Factors. Baytex Shareholders should carefully consider all such risk factors.

THE MERGER

Background to the Merger

The Baytex Board and Ranger Board, in the ordinary course and consistent with their fiduciary duties, continually evaluate their respective company's operations and future business prospects with a focus on generating long-term value by leveraging assets to create efficiencies, growing free cash flow and returning cash to shareholders. In connection with such evaluation, the Baytex Board, Ranger Board and senior management teams of both companies also review and assess potential strategic alternatives, including merger and acquisition transactions. As part of such assessment, each senior management team has had contacts with financial and strategic parties, including other public and private exploration and production companies, and routinely receives presentations from investment banks and other third parties on potential merger and acquisition opportunities.

The following is a summary of the events leading up to the signing of the Merger Agreement and the key meetings, negotiations, discussions and actions by and among Baytex, Ranger and their respective advisors that preceded the public announcement of the Merger.

Since 2014, Baytex has had a large non-operated acreage position in the Eagle Ford and Baytex had from time to time assessed strategic transactions related to this acreage position, including through a transaction with Ranger, which it began to evaluate in October 2022. Baytex commenced review of Ranger and its assets as part of its normal course business development activities with these goals in mind.

On December 7, 2021, Mr. Darrin Henke, President, Chief Executive Officer and Director of Ranger, and Mr. Russell T. Kelley, Jr., Senior Vice President, Chief Financial Officer and Treasurer of Ranger, met with the chief executive officer and chief financial officer of a publicly-traded exploration and production company focused on development in the Permian Basin ("Party A") to discuss the perceived benefits of a potential business combination between the two companies, including potential synergies and operations. On the evening of December 8, 2021, Mr. Henke discussed, among other matters, the potential business combination with the Ranger Board over dinner and, there being no actionable circumstances at that time, Mr. Henke agreed to keep the Ranger Board informed of any developments.

On January 21, 2022, Party A expressed an interest in a potential business combination with Ranger during a meeting with several members of the Ranger Board. Between February and June 2022, Party A and Ranger's senior management held several meetings to discuss non-confidential commercial and financial due diligence of each of Ranger and Party A. Ranger's senior management intermittently reported the results of these meetings to the Ranger Board.

On January 24, 2022, a publicly-traded oil and natural gas company headquartered in the United States ("Party B"), met with a member of the Ranger Board and expressed an interest in acquiring Ranger. Between February and October 2022, Party B and Ranger's senior management held several meetings to discuss non-confidential commercial and financial due diligence of each of Ranger and Party B. Ranger's senior management intermittently reported the results of these meetings to the Ranger Board.

In the first quarter of 2022, Ranger began discussions with BofA Securities, Inc. ("BofA Securities") regarding strategic opportunities, including a potential sale of Ranger, and Ranger formally engaged BofA Securities for such purposes on December 20, 2022. The Ranger Board selected BofA Securities to assist with Ranger's evaluation of strategic opportunities based on BofA Securities' experience in transactions similar to the Merger, BofA Securities' reputation in the investment community and its familiarity with Ranger's business.

On April 8, 2022, a publicly traded oil and natural gas exploration and production company ("Party C") contacted a member of the Ranger Board via telephone. The chief executive officer of Party C expressed an interest in a potential business combination with Ranger. After additional discussions between the two parties and on June 16, 2022, Party C and Ranger entered into a mutual confidentiality agreement to facilitate discussions and the disclosure of information between Party C and Ranger. Ranger's senior management intermittently reported the results of these meetings to the Ranger Board.

On July 2, 2022, Party A and Ranger entered into a mutual confidentiality agreement to facilitate discussions and the disclosure of information between Party A and Ranger.

On July 29, 2022, the Ranger Board convened via telephone to discuss each of the potential business combinations, including the expression of interest from each of Party A, Party B, and Party C, none of which were supported by indicative pricing or any other term. The Ranger Board discussed the perceived merits of each potential counterparty based on Ranger's senior management's reports to date and, there being no actionable circumstances at that time, Mr. Henke agreed to keep the Ranger Board informed of any developments.

On October 30, 2022, Ranger received an unsolicited offer from Party A to acquire all of the outstanding equity securities of Ranger for US$40.14 per share, comprised of US$20.00 per share in cash and the remainder in Party A common shares. Based on the closing price of Ranger Common Stock October 28, 2022, the proposed consideration outlined in Party A's proposal represented premium above Ranger's trading price at that time.

On October 31, 2022, the Ranger Board held a meeting. At this meeting, the Ranger Board discussed the strategic options available to Ranger, including remaining as a standalone company, maximizing return of capital to the Ranger Shareholders and commencing a sale process for Ranger. After discussion and based on the interest shown from various parties during 2022, the Ranger Board directed members of Ranger's senior management to commence a bid outreach, with the assistance of BofA Securities in order to evaluate third-party interest in an acquisition of Ranger. Based on the unsolicited offer from Party A, as well as the Ranger Board's consideration of recent acquisitions and divestitures in the Eagle Ford basin, the Ranger Board believed that a sale of Ranger may have the potential to enhance shareholder value as compared to continuing to remain a standalone company. Over the course of the following weeks, members of Ranger's senior management initiated and prepared for the sale process, with the assistance of BofA Securities and Kirkland & Ellis LLP ("K&E").

From November 3, 2022 through the end of the year, BofA Securities contacted over 24 potential acquirors. As a result of these discussions, Ranger executed non-disclosure agreements with 12 potential acquirors, including Party B, Party D, Party E, Party F, Party I and Party J, each of which is a publicly traded oil and natural gas exploration and production company, and Party G, an energy and infrastructure private equity firm, Party C was contacted on behalf of Ranger by Representatives of BofA Securities regarding the sale process but declined to participate.

Beginning on November 16, 2022, Ranger provided confidential information to each of the parties that had executed a non-disclosure agreement for evaluation in a virtual data room. Thereafter, certain parties asked, and Ranger's senior management responded to, various supplemental due diligence requests.

In the middle of November 2022, Baytex became aware of the Ranger sales process and made contact with Ranger to express its interest.

On November 22, 2022, Baytex spoke with CIBC and confirmed their ability to advise Baytex on the potential acquisition of Ranger.

On November 18, 2022, Baytex and Ranger entered into a confidentiality agreement to facilitate Baytex's review of Ranger's confidential information. During the period between November 28, 2022 and December 1, 2022, Representatives of BofA Securities and Ranger hosted management presentations, in person or via videoconference, with each of Baytex, Party A, Party B, Party D, Party E, Party F, Party G, Party H and Party I. During the course of this process, additional diligence material was uploaded to the virtual data room. Parties were also given the opportunity to ask supplemental diligence questions of Ranger's senior management regarding the diligence materials for the purpose of such bidder's evaluation.

On December 2, 2022, Ranger provided to each potential bidder a letter setting forth in greater detail the procedures for the sale process and requesting that initial indications of interest be submitted by December 15, 2022 should such bidder wish to continue exploring a potential acquisition of Ranger.

On December 5, 2022, an initial draft of the Merger Agreement was uploaded by Ranger to the virtual data room for participants' review and comment. The draft Merger Agreement included a note that the final structure of the potential transaction, as well as certain of the deal protection provisions, may be subject to change based on the identity of the potential buyer, the form, nature and mix of consideration being offered by such potential buyer and other factors as determined by the Ranger Board.

Also on December 5, 2022, Ranger formally engaged K&E to act as its outside legal counsel in connection with Ranger's consideration of a potential sale.

On December 7, 2022, the Baytex Board held a meeting. At this meeting, Baytex's senior management discussed with the Baytex Board various merger, acquisition and divestment opportunities and their merits and provided a presentation to the Baytex Board regarding a potential transaction with Ranger. The Baytex Board authorized management to continue their evaluation of Ranger and following the meeting, Baytex began working with McDaniel to independently assess the Ranger reserves in accordance with NI 51-101.

Throughout December 2022, BofA Securities sent daily updates to Ranger's senior management summarizing each process participant's engagement, as indicated by due diligence questions asked, interaction with Ranger's confidential information in the virtual data room, and whether the process participant had requested a telephone call to discuss the financial model. By December 12, 2022, the active process participants consisted of Baytex and Party A, Party B, Party D and Party J.

On December 6, 2022, Ranger began discussions with Wells Fargo Securities, LLC ("Wells Fargo") in connection with a potential sale of Ranger, and Ranger formally engaged Wells Fargo for such purposes on February 8, 2023. Wells Fargo provided Ranger with analyses of potential acquirors of Ranger, including the selected potential counterparties' financial strength and the advantages and considerations of pursuing a combination with such parties.

In advance of the December 15, 2022 deadline date for submission of indications of interest, management of Baytex, with the support of CIBC, continued its due diligence review in regards to a possible transaction with Ranger. As part of this due diligence review, over the course of several meetings and discussions, CIBC provided Baytex management with a detailed review of the strategic benefits and considerations for a transaction with Ranger, including an assessment of financial performance, asset quality and strategic fit. Following completion of such due diligence review, management of Baytex, with the assistance of CIBC, drafted a non-binding proposal, which outlined the principal business terms under which Baytex was interested in proceeding with further due diligence, analysis and negotiations with respect to a possible transaction with Ranger.

On December 14, 2022, the Baytex Board held a meeting at which senior management made a presentation to the Baytex Board regarding a potential transaction with Ranger and its intention to submit a non-binding proposal for an all-share transaction (the "Initial Baytex Proposal"). Members of management left for a portion of the meeting so that an in camera session of the independent directors could be held to allow the independent directors to deliberate on the business of the meeting and any other matters in the absence of management.

On December 15, 2022, the previously expressed deadline for submission of indications of interest, Ranger received indications of interest from Baytex, Party A and Party B. The Initial Baytex Proposal provided for an all-stock transaction at an exchange ratio of 9.3 Baytex Shares for each share of Ranger Common Stock, which represented an approximate 10% premium to both the 5-day and 20-day volume weighted average prices of the Ranger Class A Common Stock and Baytex Shares. Each of Party A's and Party B's proposals specified an at-the-market transaction, with Party B's consideration comprised of 30% cash and 70% of its common stock and Party A's consideration based on the 7-day volume weighted average price of Ranger's Class A Common Stock and comprised of a cash and stock mix allocated at the Ranger shareholder's election, subject to a cash cap. Party D maintained that it was continuing to evaluate a potential transaction through December 15, 2022, but did not submit a proposal. At or prior to the previously expressed deadline for submission of indications of interest, Party J indicated to Representatives of BofA Securities that such party was no longer interested in participating in the sale process.

On December 19, 2022, the Ranger Board held a meeting at which members of Ranger's senior management, BofA Securities and K&E were also present. The Ranger Board was provided with, and during the meeting Representatives of BofA Securities reviewed, among other things, updated information on the Ranger Common Stock price, the market conditions facing Ranger and other relevant information, including a summary of the non-binding proposals submitted by Baytex, Party A and Party B, and BofA Securities' analysis of the implied value of each proposal on a fully-diluted basis, price protection for the Ranger Shareholders and transactability of each counterparty, including as to certainty of closing, anticipated regulatory approvals and outstanding legal and financial due diligence. The Ranger Board discussed informing Baytex and Party B that they would need to increase their valuation in order to continue in the process and the advisability of ceasing negotiations with Party A because the offer implied a discount of 4.6% to the closing price of Ranger's Class A Common Stock on December 15, 2022. Promptly following the meeting of the Ranger Board, and consistent with the Ranger Board's instructions, Representatives of BofA Securities informed Party A that it had been eliminated from the process and informed each of Baytex and Party B that it should consider increasing the consideration reflected in its proposal. Thereafter, Party B informed Representatives of BofA Securities that it was declining to continue in the process as Party B was unwilling to increase its consideration.

Between December 19, 2022 and January 5, 2023, Representatives of Baytex, including Mr. Eric Greager, Baytex's President and Chief Executive Officer, CIBC, and BofA Securities convened via conference calls to discuss economic terms of a potential transaction that the Ranger Board would be willing to transact on, including whether Baytex was amenable to paying a portion of the consideration in cash in order to provide immediate and certain value the Ranger Shareholders.

On December 21, 2022, Baytex submitted an update to the Initial Baytex Proposal reflecting an implied exchange ratio of 10.5 Baytex Shares per share of Ranger Common Stock, with 80% of such consideration payable in Baytex Shares and the remaining 20% payable in cash. Based on the closing price of Baytex Shares on December 20, 2022, the proposed consideration outlined in Baytex's proposal update represented 8.4 Baytex Shares for each share of Ranger Class A Common Stock and $8.72 in cash.

On December 27, 2022, Baytex and Ranger entered into a second confidentiality agreement on substantially similar terms as the November 18, 2022 confidentiality agreement, under which Baytex would be the disclosing party in order to facilitate Ranger's review of Baytex's confidential information in light of the expectation that Baytex would issue Baytex Shares as consideration in the potential transaction.

On January 5, 2023, Mr. Greager indicated to Mr. Geiser that the Baytex Board may be willing to consider that a greater portion of the merger consideration be paid in cash.

The next day, on January 6, 2023, Messrs. Edward Geiser, Chairman of the Ranger Board, and Darrin Henke, President, Chief Executive Officer and Director of Ranger, authorized BofA Securities to send, and BofA Securities so sent, on behalf of the Ranger Board a counteroffer to Mr. Greager. The counteroffer specified an implied exchange ratio of 10.8 Baytex Shares per share of Ranger Common Stock, with 75% of such consideration payable in Baytex Shares and the remaining 25% payable in cash. Based on the closing price of Baytex Shares on January 5, 2023, the proposed merger consideration outlined in Ranger's counteroffer represented 8.1 Baytex Shares for each share of Ranger Common Stock and US$11.57 in cash. The counteroffer also specified a price protection mechanic in the form of a 10% collar on the stock component for the period of time between signing of the Merger Agreement and the closing of the Transactions. Finally, the counteroffer included a requirement that the Baytex Shares be dual listed on the TSX and the NYSE prior to the closing of the Transactions.

On January 11, 2023, Messrs. Greager and Geiser spoke by telephone to discuss the terms of the Transactions. Mr. Greager noted that Baytex was already preparing to list the Baytex Shares on the NYSE and indicated that he would continue to discuss Ranger's proposed terms with the Baytex Board and, based on a preliminary review of Ranger's counteroffer, the Baytex Board would not accept the collar mechanism.

On January 13, 2023, Messrs. Greager and Geiser again spoke by telephone to discuss the terms of the Transactions. Mr. Greager noted that, after deliberating with the Baytex Board, Baytex's proposal would be revised to reflect an implied exchange ratio of 10.7 Baytex Shares per share of Ranger Common Stock, with 21% of the consideration payable in cash. Mr. Greager stated that the Baytex Board would not accept the collar mechanism.

On January 13, 2023, Representatives of each of K&E, V&E, Burnet, Duckworth & Palmer LLP ("BDP"), and Stikeman Elliott LLP ("Stikeman") participated in a telephone call regarding legal and process issues for a U.S./Canada cross-border transaction. That same day, Baytex provided access to a virtual data room containing certain confidential information to facilitate Ranger's and its advisors' financial and legal due diligence review.

On January 23, 2023, Baytex submitted to Ranger a draft, non-binding letter of intent and term sheet, including, among other terms, 10.7 Baytex Shares per share of Ranger Common Stock, with a to-be-agreed portion paid in cash. The non-binding letter of intent also specified that execution of the Merger Agreement would not occur until each of Baytex and Ranger publicly released its financial results for the year ended December 31, 2022 and proposed mutual exclusivity through March 31, 2023 (the "January 23 Offer"). In subsequent discussions, Representatives of Baytex and CIBC supplemented the letter of intent by verbally indicating to Ranger and BofA Securities that the cash portion of the consideration was anticipated to be equal to 25%. Thereafter, Mr. Geiser conveyed Baytex's proposal to the Ranger Board and discussed a proposed response with certain members of the Ranger Board early the following morning.

On January 25, 2023, Messrs. Greager and Geiser spoke via telephone. Mr. Geiser indicated that, subject to negotiation of the transaction terms proposed in the January 23 Offer, Ranger would be willing to proceed towards a definitive transaction if the cash portion of the merger consideration were comprised of US$14.00 in cash per share of Ranger Common Stock and if the number of directors on the Baytex Board post-closing were increased to nine directors, of whom three directors would be members of the existing Ranger Board. Mr. Geiser further specified that the Ranger Board did not consider exclusivity to be appropriate at this time. Mr. Geiser indicated Ranger would memorialize the terms of the discussion in writing for Mr. Greager to share with the Baytex Board. Mr. Greager then provided an update on the status of relisting the Baytex Shares for trading on the NYSE and stated the expectation that the Baytex Shares would begin trading the last full week of February.

On January 27, 2023, K&E delivered to V&E a revised draft of the Merger Agreement that was originally provided to all bidders on December 5, 2022, updated to reflect certain provisions applicable to Baytex. The revised draft Merger Agreement was otherwise generally consistent with the draft originally uploaded to the virtual data room.

Also on January 27, 2023, Mr. Geiser, on behalf of the Ranger Board, returned comments to Baytex's January 23 Offer, including the revisions to the terms Messrs. Geiser and Greager discussed on January 25, 2023. Mr. Geiser also communicated that Ranger would be willing to enter into exclusivity with Baytex for a limited period of 14 days following Baytex's delivery of a revised draft of the Merger Agreement and of a list of Baytex's proposed material terms with respect to a shareholders' agreement and registration rights agreement.

On February 2, 2023, V&E delivered to K&E a revised draft of the Merger Agreement and a draft of the non-binding Investor and Registration Rights Agreement term sheet ("IRRA Term Sheet"). The draft Merger Agreement included, among other terms, (i) a statement via footnote that the Support Agreement to be delivered by the Ranger Class B Holders must be delivered within 24 hours of execution of the Merger Agreement and would not have a fall away provision in the event that the Ranger Board changed its recommendation with respect to the Transactions; (ii) that each Party be obligated to convene their respective shareholder meetings at the same time; (iii) that neither Party could terminate the Merger Agreement in order to enter into a superior proposal and, accordingly, that each party would have to hold a shareholder meeting notwithstanding a change of recommendation by the Baytex Board or the Ranger Board and (iv) a condition in favour of Baytex that there shall have been no material change to the anticipated tax treatment of the Transactions. Further, the IRRA Term Sheet specified, among other terms, that one appointee to the Baytex Board be mutually agreed between the Parties, that the Ranger Class B Holders be subject to certain transfer restrictions for up to 18 months and other prohibitions that would limit the Ranger Class B Holders' ability to dispose of their Baytex Shares and that the Ranger Class B Holders be obligated to vote their Baytex Shares according to the recommendation of the Baytex Board.

On February 7, 2023, Messrs. Geiser and Greager met via telephone. Mr. Greager stated to Mr. Geiser that the highest amount of cash consideration that the Baytex Board would be willing to consider was US$13.31 per share of Ranger Common Stock. Mr. Greager also stated that Baytex expected the Baytex Shares to begin trading on the NYSE on February 23, 2023. Both Messrs. Greager and Geiser agreed to meet in person for reciprocal management presentations.

Also on February 7, 2023, Messrs. Geiser and Henke authorized BofA Securities to send, and BofA Securities so sent, on behalf of the Ranger Board a counteroffer to Mr. Greager. The counteroffer specified an implied exchange ratio of 10.7 Baytex Shares per share of Ranger Common Stock, with 72% of such consideration payable in Baytex Shares and the remaining 28% payable in cash, and did not include a collar mechanism. Based on the closing price of Baytex Shares on February 6, 2023, the proposed consideration outlined in Ranger's counteroffer represented 7.6 Baytex Shares for each share of Ranger Common Stock and US$13.31 in cash.

On February 8, 2023, the Ranger Board met via video conference with members of Ranger's senior management and Representatives of each of BofA Securities and K&E in attendance. At this meeting, among other things, Representatives of K&E reviewed with the Ranger Board its fiduciary duties, generally, and in the context of a potential sale of the company and the necessity for confidentiality in the process. Representatives of BofA Securities updated the Ranger Board on the status of discussions since the Ranger Board last met, including a summary of the sale process and the proposals that Ranger had received, as well as the discussions with Representatives of Baytex in the interim. At this meeting, the Ranger Board discussed the relative stock performance of Ranger relative to its peers and the relative implied exchange ratios of each of Baytex and Ranger over the last twelve months. Representatives of K&E reviewed the key terms of Baytex's February 2, 2023 draft of the Merger Agreement and IRRA Term Sheet. The Ranger Board discussed its strategy with respect to the Transactions and determined that Ranger's senior management should continue to advance its due diligence efforts on Baytex, update its management forecast for each of Ranger and Baytex to incorporate year end data points, and continue to update the Ranger Board between meetings.

Also on February 8, 2023, K&E delivered to V&E a revised draft of the Merger Agreement and IRRA Term Sheet. The revised draft Merger Agreement, among other terms, (i) removed the statement that the Support Agreement to be delivered by the Ranger Class B Holders must be delivered within 24 hours of execution of the Merger Agreement and would not have a fall away provision in the event that the Ranger Board changed its recommendation with respect to the Transactions and provided instead that such Support Agreement must be delivered within 24 hours of the Form F-4 being declared effective; (ii) included substantially reciprocal representations, warranties and interim operating covenants for both Parties; (iii) included the obligation for Baytex to convene the Meeting as promptly as practicable even if prior to the Form F-4 being declared effective by the SEC; (iv) specified that Baytex would only be able to engage in discussions and negotiations with respect to and ultimately recommend a superior proposal that did not require Baytex to abandon the Transactions with Ranger and (v) removed the condition in favour of Baytex that there shall have been no material change to the anticipated tax treatment of the Transactions. Further, the revised IRRA Term Sheet specified, among other terms, that two appointees to the Baytex Board be mutually agreed between the Parties, that the Ranger Class B Holders be permitted to dispose of their Baytex Shares at any time 90 days after Closing and rejected the concept that the Ranger Class B Holders be obligated to vote according to the recommendation of the Baytex Board.

On February 13 and 14, 2023, members of Baytex senior management, members of Ranger senior management, BofA Securities and CIBC convened at the offices of K&E in Houston, Texas for reciprocal management presentations.

On the afternoon of February 14, 2023, Mr. Chad Lundberg, Baytex's Chief Operating & Sustainability Officer, conducted field visits at Ranger's operations.

On February 14, 2023, V&E delivered to K&E a revised draft of the Merger Agreement and IRRA Term Sheet. The revised draft Merger Agreement, among other terms, (i) included the statement via footnote that the Support Agreement to be delivered by the Ranger Class B Holders must be delivered within 24 hours of execution of the Merger Agreement and would not have a fall away provision in the event that the Ranger Board changed its recommendation with respect to the Transactions; (ii) rejected that Baytex would only be able to engage in discussions and negotiations with respect to and ultimately recommend a superior proposal that did not require Baytex to abandon the Transactions with Ranger and (iii) reinstated the condition in favour of Baytex that there shall have been no material change to the anticipated tax treatment of the Transactions. Further, the IRRA Term Sheet specified, among other terms, that both appointees to the Baytex Board be mutually agreed between the Parties and independent and that the Ranger Class B Holders be subject to certain transfer restrictions for up to twelve months and other prohibitions that would limit the Ranger Class B Holder's ability to dispose of their Baytex Shares.

On February 15, 2023, a special meeting of the Ranger Board was held with members of Ranger's senior management and Representatives of each of BofA Securities and K&E. At this meeting, the Ranger Board discussed the relative stock performance of Ranger against its peers and the relative implied exchange ratios of each of Baytex and Ranger over the last twelve months. Representatives of BofA Securities also discussed the state of the equity markets. Representatives of K&E reviewed with the Ranger Board its fiduciary duties, including in the context of a potential sale of Ranger, and the necessity for confidentiality in the process and prompted the Ranger Board to consider whether any undisclosed conflicts of interest existed. There being none, Representatives of K&E then summarized the suite of deal protections in the Merger Agreement and the status of discussions with Baytex with respect thereto, including the timing of the Meeting, both Baytex's and Ranger's ability (or lack thereof) to consider alternative transactions before and after each of the times the Ranger Class B Holders deliver the Support Agreement and each Party convenes its shareholder meeting for purposes of considering the Transactions. The Ranger Board determined that Representatives of BofA Securities and K&E should continue to negotiate with Baytex and its advisors on the substantive terms of the Merger Agreement to narrow the issues raised in the recent revised drafts of the Merger Agreement.

On February 16, 2023, the Baytex Board held a meeting to review the potential transaction with Ranger and received an update as to the current status of due diligence and negotiations. In addition, the Baytex board formally approved the retention of CIBC and RBC as financial advisors with respect to the Transactions. At that meeting, among other things, management provided the Baytex Board with detailed financial analysis and advice in respect of the terms of the proposed transaction and reviewed a presentation provided by CIBC with respect to same. Members of management left for a portion of the meeting so that an in camera session of the independent directors could be held to allow the independent directors to deliberate on the business of the meeting and any other matters in the absence of management. After due consideration of a number of strategic, financial, operational and other factors, the Baytex Board authorized management to continue discussions with Ranger regarding the possible terms of the Merger Agreement.

On February 17, 2023, Representatives of each of Ranger, Baytex, BofA Securities and CIBC convened via conference call to discuss the status of the potential Transactions, including outstanding commercial and financial due diligence.

On February 18, 2023, Ms. Katherine Ryan, Vice President, Chief Legal Counsel and Corporate Secretary of Ranger, Mr. James Maclean, Vice President, General Counsel and Corporate Secretary of Baytex, and Representatives of each of K&E, V&E, Stikeman and BDP participated in a telephone conference to discuss possible timing of the Meeting, the disclosures required by applicable law in the management information circular, and the expected timing and availability of the material financial and operational disclosures that would be required to be included in the management information circular. That same day, Messrs. Henke and Greager met via telephone to discuss Ranger employee retention, including compensation, retention incentives, and severance matters.

On February 19, 2023, K&E sent V&E a revised draft of the Merger Agreement and IRRA Term Sheet. The revised draft Merger Agreement, among other terms, (i) included the obligation of Baytex to convene the Meeting as promptly as practicable; (ii) specified that Baytex would only be able to engage in discussions and negotiations with respect to and ultimately recommend a superior proposal that did not require Baytex to abandon the Transactions with Ranger and (iii) removed the condition in favour of Baytex that there shall have been no material change to the anticipated tax treatment of the Transactions. The transmittal also included an initial draft of Ranger's disclosure letter to the Merger Agreement.

On February 20, 2023, Representatives of each of Ranger's and Baytex's senior management, together with their respective reserves auditors and financial advisors, attended via teleconference a commercial due diligence call in which each of Ranger and Baytex had the opportunity to ask and answer commercial due diligence requests.

On February 22, 2023, Ms. Ryan, Mr. Maclean and Representatives of K&E participated in a telephone conference to supplement the legal due diligence efforts conducted to date via written materials provided by Baytex in its internally hosted virtual data room. In addition, Baytex was provided with a draft of Ranger's 2022 Form 10-K that afternoon.

The morning of February 23, 2023, Baytex Shares began trading on the NYSE under the symbol "BTE". That same day, the Baytex Board held a meeting to review the proposed Transactions, with Representatives from each of CIBC, RBC, BDP and V&E in attendance. At the meeting, among other things, CIBC provided an analysis of an acquisition of Ranger as well as a discussion of key terms of the Merger Agreement, market conditions, commodity price outlook, the performance of each of Baytex and Ranger relative to their respective peers, metrics from similar acquisition transactions, strategic rationale for the proposed transaction and related considerations, trading metrics of peers of Baytex and Ranger, financial and operational forecasts of each company and as a combined company that were prepared by the Baytex management team, and a detailed value and transaction analysis of the proposed transaction having regard to various metrics and considerations. RBC reviewed a presentation with the Baytex Board on the proposed Transactions, including the expected market reaction, the potential introduction of a dividend, how to address the share position held by the Ranger Class B Holders post-Closing, and how the Transactions would compare to recent similar transactions. V&E reviewed the key terms of the Merger Agreement, IRRA and Support Agreement with the Baytex Board. BDP reviewed the directors' fiduciary duties with respect to the proposed Transactions and the process undertaken to date. BDP further reviewed the deal protection provisions included in the Merger Agreement including those being sought by Ranger.

Also on February 23, 2023, Messrs. Geiser, Henke, Greager and Mark R. Bly, Chair of the Baytex Board, met via videoconference to discuss the terms proposed in K&E's February 19 draft of the Merger Agreement, including perceived deal certainty to each of Baytex and Ranger, the Support Agreement, the composition of the Baytex Board following the Closing, and Baytex's ongoing tax analysis with regard to the structure of the proposed Transactions. That same day, Mr. Greager, on behalf of the Baytex Board, called Mr. Geiser to convey a further revised offer on behalf of the Baytex Board. The revised offer specified an implied exchange ratio of 10.6 Baytex Shares per share of Ranger Common Stock, with 70% of such consideration payable in Baytex Shares and the remaining 30% payable in cash. Based on the closing price of Baytex Shares on February 24, 2023, the proposed consideration outlined in Baytex's revised offer represented 7.49 Baytex Shares for each share of Ranger Common Stock and US$13.31 in cash.

On February 24, 2023, V&E sent K&E a revised draft of the Merger Agreement and an initial draft of the IRRA. The revised draft Merger Agreement, among other terms: (i) included the affirmation via footnote that the Support Agreement to be delivered by the Ranger Class B Holders must be delivered within 24 hours of execution of the Merger Agreement and would not have a fall away provision in the event that the Ranger Board changed its recommendation with respect to the Transactions; (ii) included the obligation of Baytex to convene the Meeting no later than the 45th day following the date Form F-4 is filed with the SEC; (iii) set the Ranger termination fee at US$60 million and Baytex termination fee at US$90 million; and (iv) included the provision that Baytex would only be able to engage in discussions and negotiations with respect to and ultimately recommend a superior proposal that did not require Baytex to abandon the Transactions with Ranger.

Also on February 24, 2023, McDaniel provided Baytex with the McDaniel Ranger Reserves Report, prepared on an NI 51-101 basis.

On the morning of February 25, 2023, the Ranger Board called a special meeting via video conference, with members of Ranger's senior management and Representatives of each of BofA Securities and K&E in attendance. A Representative of K&E provided the Ranger Board with a summary of the Transaction Documents, including a summary of the material changes to the Merger Agreement since the meeting of the Ranger Board on February 15, 2023. At the request of the Ranger Board, BofA Securities reviewed its preliminary financial analysis, including that the proposed implied exchange ratio of 10.6x (comprised of US$13.31 in cash and 7.49 Baytex Shares in exchange for one share of Ranger Common Stock) would result in present value greater than Ranger's stand-alone discounted cash flow, both with and without taking into account synergies, and the analysis of the pro forma combined company.

Also on February 25, 2023, K&E sent V&E an initial draft of the Support Agreement. The draft Support Agreement included, among other terms, the obligation of the Ranger Class B Holders to vote in favour of the Merger and prior to the Effective Time, complete the Opco Unit Exchange. Further, the Support Agreement would terminate upon Baytex's failure to hold the Meeting for the purpose of obtaining approval of the Baytex Shareholders of the Merger Resolution no later than the 45th day following the date the Form F-4 is initially filed with the SEC.

On February 25, 2023, K&E also sent V&E a revised draft of the Merger Agreement. The revised draft Merger Agreement, among other terms, (i) included that the Support Agreement to be delivered by the Ranger Class B Holders must be delivered within 24 hours of execution of the Merger Agreement; (ii) included the obligation of Baytex to convene the Meeting no later than the 45th day following the date the Form F-4 is filed with the SEC; and (iii) set the Baytex termination fee at US$100 million and included the Ranger termination fee at US$60 million.

On February 26, 2023, Messrs. Geiser and Greager spoke via telephone. Mr. Geiser indicated, on behalf of the Ranger Board, that the deal protection provisions reflected in the February 24 draft Merger Agreement and February 25 draft Support Agreement were generally acceptable. With respect to the IRRA, Mr. Geiser also communicated that the two appointees to the Baytex Board would be mutually agreed between the Parties and not affiliated with the Ranger Class B Holders and that the Ranger Class B Holders could not be obligated to vote in favour of a change of control transaction in respect of Baytex. Mr. Greager indicated he understood the position of the Ranger Class B Holders and would discuss with the Baytex Board to facilitate finalizing the draft IRRA.

Later that day, the Baytex Board held a meeting to review and consider the Transactions on the basis of 7.49 Baytex Shares and US$13.31 in cash, without interest for each share of Ranger Class A Common Stock (including the Ranger Class A Common Stock to be issued prior to Closing in exchange for the Ranger Class B Common Stock). CIBC provided its opinion orally that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications to be set forth in the CIBC Fairness Opinion, the Consideration to be paid by Baytex, pursuant to the Merger Agreement, was fair from a financial point of view to Baytex. Following deliberations, the Baytex Board approved the Transactions subject to finalization of the Transaction Documents in a form satisfactory to Baytex and delegated to Messrs. Bly and Greager, on behalf of Baytex, the authority to negotiate and, if appropriate, agree to the final terms of the Transaction Documents with the assistance of legal counsel.

Over the course of February 26, Representatives of each of Ranger and Baytex senior management, K&E, Stikeman, and BDP finalized the Merger Agreement, disclosure schedules and ancillary documents, including the IRRA and Support Agreement.

On the evening of February 26, 2023, the Ranger Board held a special meeting by videoconference at which members of Ranger's senior management, BofA Securities and K&E were also present. Mr. Geiser noted for the Ranger Board that Mr. Greager called him to note that the Baytex Board was conditionally prepared to move forward with the proposed Transactions between Ranger and Baytex, subject to finalization of all documents in a form satisfactory to Baytex, with authority delegated to Messrs. Bly and Greager, in consultation with Baytex's legal counsel to finalize the Transaction Documents. Because V&E and K&E were continuing to finalize drafts of the Transaction Documents, the Ranger Board determined to adjourn until such time that the terms of the Transaction Documents could be confirmed to the Ranger Board.

Following the above-mentioned board meeting, V&E sent K&E revised drafts of each of the Merger Agreement and the Support Agreement. K&E sent V&E revised drafts of each of the IRRA and the Baytex Disclosure Letter. The revised draft of the Merger Agreement, among other terms, included a Ranger termination fee of US$95 million, and the revised draft of the Support Agreement, among other terms, would terminate if, due to a material breach of Baytex of its obligations under the Merger Agreement, Baytex did not hold the Meeting to obtain approval of the Baytex Shareholders of the Merger Resolution no later than the 60th day following the date the Form F-4 is initially filed with the SEC.

On the evening of February 26, 2023, the Ranger Board again held a special meeting by videoconference at which members of Ranger's senior management, BofA Securities and K&E were also present. Representatives of BofA Securities and K&E provided the Ranger Board with a status update on the Transaction Documents, including that both the Merger Agreement and Support Agreement would be returned to V&E that evening, and the Ranger Board agreed to reconvene on February 27 to approve the Transactions upon final resolution of any outstanding issues on such documents.

On February 27, 2023, K&E sent revised drafts of the Merger Agreement and IRRA to V&E. In addition, Representatives of senior management of each of Ranger and Baytex, and their respective legal advisors met to discuss the terms proposed in the draft Merger Agreement and Support Agreement circulated by K&E on February 26 and 27, 2023. The parties discussed, among other terms, that the obligations under the Support Agreement would fall away only under specified circumstances described in this Information Circular under "Effect of the Merger – Support Agreement" and the fact that two appointees could not be named and determined to be independent prior to execution of the Merger Agreement.

On February 27, 2023, the Ranger Board called a special meeting of the Ranger Board to meet via video conference with members of Ranger's senior management and Representatives of each of BofA Securities and K&E in attendance. A Representative of K&E provided the Ranger Board with a summary of the Transaction Documents, including a summary of the material changes to such Transaction Documents since the meeting of the Ranger Board on February 26, 2023, including as discussed on the call earlier that day. With respect to the Support Agreement, K&E noted that the obligations of the Ranger Class B Holders' thereunder would fall away if: (i) Baytex fails to convene the Meeting by the 60th day following the date the Form F-4 is initially filed with the SEC; (ii) there is a change in recommendation by the Ranger Board; or (iii) approval of the Merger Resolution by Baytex Shareholders has not been obtained. Also at this meeting, BofA Securities reviewed with the Ranger Board its financial analysis of the merger consideration and delivered to the Ranger Board an oral opinion, which was confirmed by delivery of a written opinion dated February 27, 2023, to the effect that, as of that date and based upon and subject to the various assumptions and limitations described in its opinion, the merger consideration to be received by Ranger Shareholders was fair, from a financial point of view, to such holders. After further discussion and consideration of certain factors, the Ranger Board unanimously: (i) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Ranger, and the Ranger Shareholders; (ii) adopted and declared advisable the Merger Agreement and the Transactions, including the Merger; (iii) directed that the approval of the Ranger Shareholder Approval be submitted to a vote of the Ranger Shareholders at the Ranger Meeting; and (iv) resolved to recommend that the Ranger Shareholder Approval, the Merger Agreement and the Transactions, including the Merger, at the Ranger Meeting.

On February 27, 2023, Mr. Maclean communicated regularly with Mr. Bly and Mr. Greager regarding changes to the Merger Agreement, Support Agreement and IRRA since such drafts had been presented to the Baytex Board on February 26, 2023 as such changes were being settled. Following the approval by the Ranger Board of the Merger Agreement, on the evening of February 27, 2023, Messrs. Bly and Greager, following consultation with legal counsel, confirmed that such documents were now in a form satisfactory to Baytex.

On the evening of February 27, 2023, the Parties executed the Merger Agreement and the IRRA. Concurrently with the execution of the Merger Agreement, Baytex delivered executed the Debt Commitment Letters providing for the Debt Financing. That evening, the Ranger Class B Holders executed and delivered the Support Agreement. Each of Baytex and Ranger issued a news release announcing the Transactions prior to the open of markets on February 28, 2023.

Considerations of the Baytex Board

The Baytex Board, in arriving at its conclusion to unanimously recommend that Baytex Shareholders approve the Merger Resolution, considered a number of strategic, financial, operational and other factors, including the financial metrics of the Merger and the long-term prospects for growth of Baytex on a stand-alone basis, the prospects for the combined operations of Baytex and Ranger, the anticipated benefits and risks of the Transactions as set forth below under "The Merger – Reasons for and Benefits of the Merger", as well as the following considerations.

Information Reviewed

During the course of its deliberations and in arriving at its decision to enter into the Merger Agreement, the Baytex Board, CIBC and RBC met formally and informally a number of times to review, consider and discuss numerous factors in connection with the proposed Merger, including but not limited to: (i) information concerning the business, operations, property, assets, reserves, financial condition, operating results and prospects of each of Baytex and Ranger; (ii) historical information regarding the trading prices and volumes of the Baytex Shares and shares of Ranger Common Stock; (iii) industry forecasts regarding the prices and price trends of oil, natural gas and natural gas liquids; (iv) current and prospective industry, economic and market conditions and trends affecting Baytex and Ranger; (v) the likelihood of completion, given the limited number of conditions necessary for the completion of the Transactions; (vi) the opinion of CIBC that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex; (vii) financial analysis and advice from RBC in respect of the capital markets positioning and pro forma trading dynamics of Baytex Shares in connection with the Transactions; and (viii) that the Merger Agreement was the result of a comprehensive negotiation process and was undertaken with the support of CIBC and Baytex's internal and external legal counsel, and those negotiations resulted in terms and conditions that are reasonable in the judgment of the Baytex Board.

Consideration of Alternatives

The Baytex Board carefully considered current industry, economic and market conditions and outlooks, including prevailing commodity prices and their expectations of the future prospects of the businesses in which Baytex and Ranger operate, as well as the impact of the Transactions on affected stakeholders. In light of the risks and benefits associated with Baytex continuing to execute its business and strategic plan as a standalone entity, as opposed to the Transactions or other potential transactions, the Baytex Board determined that moving forward with the Transactions is in the best interests of Baytex.

Share Consideration

The Merger Agreement provides for the Share Consideration and the Cash Consideration, which will not be adjusted as a result of possible changes in the market prices of Ranger Common Stock or Baytex Shares following the announcement of the Merger, providing reasonable certainty as to the respective pro forma percentage ownership of Baytex by the current Ranger Shareholders and Baytex Shareholders. In addition, issuance of the Share Consideration preserves the combined company's cash resources for operational and investment purposes.

Proven Leadership Team

Executive management of Baytex following the completion of the Transactions will continue to be led by current Baytex management including Eric T. Greager, as President and Chief Executive Officer, and Chad L. Kalmakoff, as Chief Financial Officer. Jeffrey E. Wojahn and one additional independent director to be chosen by Ranger from the directors serving on the Ranger Board as of February 27, 2023 (collectively, the "Ranger Designees") will, subject to the terms of the IRRA, be elected or appointed to the Baytex Board in connection with Closing. Baytex also intends to add one senior operational leader (Julia Gwaltney) to the Baytex leadership team and retain the Ranger team operating in Houston. Baytex believes that the operation of the Ranger assets will benefit from the ongoing continuity of operation and that the Ranger team operating in Houston will add value to the operation of Baytex's current non-operated position in the Eagle Ford. See "Effect of the Merger – Baytex Management following the Merger and the Baytex Board Following the Merger".

Supporting Ranger Shareholder Support

The Ranger Class B Holders have executed and delivered to Baytex the Support Agreement pursuant to which, the Ranger Class B Holders have, among other things, agreed, except in limited circumstances to (i) vote in favour of the Merger, and (ii) prior to the Effective Time, complete the Opco Unit Exchange, enhancing the certainty of the Transactions.

Tax Considerations

The Transactions are expected to result in a step-up in the tax basis of Ranger's assets which Baytex believes has the potential to reduce its pro forma U.S. cash tax expenses following the closing of the Transactions.

Termination Protections

The Merger Agreement contains termination protections that provide Baytex termination rights or compensation to Baytex in the event of an unexpected event or termination of the Merger Agreement, including:

•	Ranger has agreed to pay the Ranger Termination Fee of US$60 million to Baytex, if Baytex terminates the Merger Agreement due to the Ranger Board making a Ranger Recommendation Change or if: (i)(a) either Party terminates because the required Ranger Shareholder Approval is not obtained and on or before the date of any such termination a Ranger Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven days prior to the Ranger Meeting or (b) Ranger terminates the Merger Agreement following the Outside Date at a time when Baytex would be permitted to terminate the Merger Agreement due to a terminable breach by Ranger or Baytex terminates the Merger Agreement due to a terminable breach by Ranger and on or before the date of any such termination a Ranger Competing Proposal shall have been announced, disclosed or otherwise communicated to the Ranger Board and not withdrawn without qualification at least seven business days prior to the date of such termination and (ii) under certain circumstances, within twelve months after the date of such termination, Ranger enters into or recommends an agreement in respect of any acquisition proposal, or a transaction in respect of any acquisition proposal with respect to Ranger is consummated.

•	The Baytex Board has the right to terminate the Merger Agreement if there is a Ranger Recommendation Change by the Ranger Board.

•	The Baytex Board, subject to certain conditions and the potential payment of the Baytex Termination Fee of US$100 million, has the right to change its recommendation in support of the Merger in response to a Baytex Superior Proposal or a Baytex Intervening Event if the Baytex Board determines that the failure to take such action would likely be inconsistent with its fiduciary duties under applicable Law.

Fairness Opinion

CIBC provided the Baytex Board with an opinion that, as of February 26, 2023 and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex. The fairness opinion of CIBC is attached as Appendix E to this Information Circular.

Risks Related to the Merger

The Baytex Board was aware of the risks associated with the Merger, including that some of the potential benefits set forth herein may not be realized or that there may be significant costs associated with realizing such benefits. The Baytex Board believed that the factors in favour of the Merger outweigh the risks and potential disadvantages, although there can be no assurance in that regard. See "Risk Factors" in this Information Circular.

Merger Resolution

It is a condition to the completion of the Merger that the Merger Resolution be approved at the Meeting by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Meeting. See "Matters to be Acted Upon at the Meeting" in this Information Circular.

The foregoing summary of considerations by the Baytex Board is not intended to be exhaustive and may not include of all the factors that were considered in arriving at a conclusion and making the recommendations described herein. The Baytex Board used their own knowledge of the business, financial condition and prospects of Baytex along with the assistance of Baytex's management and Baytex's legal and financial advisors in their evaluation of Ranger and the terms of the Merger. Given the numerous factors that were considered in connection with evaluating the Transactions and the complexity of these matters, the Baytex Board did not attempt to, and it is not practical to, quantify, rank or otherwise assign relative weight to specific facts relied upon by the Baytex Board in reaching its conclusions and recommendations. In addition, individual members of the Baytex Board may have given different weight to different factors. The Baytex Board reviewed the factors described above and other material factors, including through discussions with, and inquiry of, Baytex's management and outside legal and financial advisors. The conclusions and recommendations of the Baytex Board were arrived at after giving consideration to the totality of the information.

The foregoing description of Baytex's consideration of the factors supporting the Transactions are forward-looking in nature. This information should be read in light of the factors discussed in the section entitled "Forward-Looking Information" in this Information Circular.

Reasons for and Benefits of the Merger

The anticipated benefits from the Transactions are primarily derived from the financial and operational synergies to be realized as a combined entity. The strategic rationale that supported the Baytex Board's approval of the Transactions include the following (not necessarily presented in order of relative importance):

•	Enhanced Shareholder Returns. Baytex believes that the Transactions will benefit Baytex Shareholders by providing additional free cash flow(2) for enhanced shareholder returns due to the forecasted increase to free cash flow(2) per Baytex Share following Closing. Baytex intends to seek to increase its direct shareholder return to approximately 50% of free cash flow(2) upon Closing through the introduction of a dividend and an increase in share buybacks. Based on this, following Closing, Baytex management anticipates recommending to the Baytex Board that Baytex declare and pay a quarterly dividend of $0.0225 per Baytex Share ($0.09 per Baytex Share annualized) representing a dividend yield of approximately 1.6% based on Baytex's closing share price on February 24, 2023 of $5.74 on the TSX. See "Advisories – Dividend Advisory" in this Information Circular.

•	Builds Quality Scale and Significant Operating Capability. The Transactions materially increase Baytex's presence and the scale of its Eagle Ford operations in Texas by adding: (i)162,000 net acres in the crude oil window of the Eagle Ford shale, highly concentrated in Gonzales, Lavaca, Fayette and Dewitt counties which is on-trend with Baytex's current non-operated position just to the southwest in the Karnes Trough; (ii) estimated daily average production during the twelve months following the projected Closing of 67 to 70 Mboe/d (working interest) that is approximately 96% operated (72% light oil, 15% NGLs and 13% natural gas); and (iii) 174 MMboe of proved reserves as of December 31, 2022 (consisting of 120 MMbbls of oil, 27 MMbbls of NGLs and 162 Bcf of shale gas (working interest before the deduction of royalties)).

On a combined basis, Baytex's estimated average daily production is forecast to be 155,000 to 160,000 boe/d (74% oil, 12% NGLs and 14% natural gas) during the twelve months following the projected Closing. Increasing Baytex's presence and scale of its Eagle Ford operations in Texas is beneficial because Baytex's current assets in the Eagle Ford are non-operated, and adding the operated assets and capability of Ranger will provide Baytex with significantly greater ability and opportunity to optimize its Eagle Ford operations and investments.

•	Enhances Drilling Inventory. Baytex estimates Ranger's acreage would support 741 net undrilled locations representing an inventory life of 12 to 15 years (based on running an average of 2.3 rigs per year), including 523 Lower Eagle Ford locations and 218 additional Upper Eagle Ford and Austin Chalk locations. See "Advisories – Advisory Regarding Oil and Gas Information".

•	Creates a Significantly More Resilient Business. On a pro forma basis, Baytex's operated production during the twelve months following the projected closing of the Transactions increases to approximately 82% as compared to 70% in the absence of the Transactions. Baytex also believes the addition of Ranger's assets will reduce its asset level free cash flow(2) break-even price by approximately US$7/bbl to US$41/bbl WTI. Further, the addition of Ranger's asset base provides increased exposure to premium U.S. Gulf Coast pricing and increases Baytex's light oil production in the Eagle Ford to approximately 42% of pro forma production as compared to 18% in the absence of the Transactions, which receives WTI pricing plus approximately US$2/bbl price realizations. Finally, Ranger's acreage is supported by substantial infrastructure in place with low operating and transportation costs.

•	Maintains Balance Sheet Strength and Financial Flexibility. As described under "The Merger – Debt Financing", Baytex expects to enter into the US$1.0 billion Baytex New Bank Facility and the US$250 million Baytex Term Loan and also plans to pursue an offering of approximately US$650 million of senior notes, the proceeds of which will be used to pay a portion of the Cash Consideration and refinance Baytex's existing indebtedness. Within 45 days of Closing, Baytex expects to have approximately 40% of net crude oil production exposure hedged for the twelve-month period post-closing.

•	Commitment to Strong ESG Performance. Baytex believes that the Merger will result in Baytex having a reduced average GHG emissions intensity due to the lower GHG intensity Ranger assets being added to the Baytex portfolio.

•	Disciplined Leadership and Governance. The combined business will benefit from the experienced leadership of the existing Baytex executive team and the Baytex Board. Baytex intends to add one senior operational leader (Julia Gwaltney) to the Baytex leadership team and retain the Ranger technical team operating in Houston. At Closing, Baytex intends to appoint Jeffrey E. Wojahn and one additional director from the Ranger Board to the Baytex Board, provided such director must be independent with respect to Baytex, which is expected to provide continuity and experience with the Ranger business and expertise in U.S. regulatory and operating matters. Familiarity with the Ranger assets at the Baytex Board and continuity with the Ranger technical team will allow for the efficient integration of the Ranger assets into the Baytex portfolio.

Notes:

(1)	Capital management measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated by reference herein.
(2)	Specified financial measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated by reference herein.

Baytex Financial Advisors and CIBC Fairness Opinion

Engagement of CIBC

By letter agreement dated February 23, 2023, (the "CIBC Engagement Agreement"), Baytex retained CIBC to act as financial advisor to Baytex and the Baytex Board in connection with the Merger. Pursuant to the CIBC Engagement Agreement, CIBC was to prepare and deliver to the Baytex Board, the CIBC Fairness Opinion as to the fairness, from a financial point of view, of the Consideration to be paid by Baytex pursuant to the Merger Agreement.

In connection with the evaluation of the Merger, the Baytex Board received and considered, among other things, the CIBC Fairness Opinion. Pursuant to the CIBC Engagement Agreement, CIBC was retained to provide financial advice and various advisory services to Baytex, including providing an opinion to the Baytex Board.

At a meeting of the Baytex Board to consider the Merger on February 26, 2023, CIBC orally delivered its opinion to the Baytex Board, which was subsequently confirmed in writing, to the effect that, as of the date thereof, subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be paid by Baytex, pursuant to the Merger Agreement, is fair, from a financial point of view, to Baytex.

The full text of the CIBC Fairness Opinion which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken in rendering the CIBC Fairness Opinion, is attached as Appendix E to this Information Circular.

The CIBC Fairness Opinion addresses the fairness, from a financial point of view, of the Consideration to be paid by Baytex pursuant to the Merger Agreement and does not address any other aspect of the Merger or any related transaction, including any legal, tax or regulatory aspects of the Merger that may be relevant to Baytex or the Baytex Shareholders. CIBC provided the CIBC Fairness Opinion to the Baytex Board for their exclusive use only in considering the Merger. The CIBC Fairness Opinion may not be relied upon by any other Person. The CIBC Fairness Opinion does not address the relative merits of the Merger as compared to any other strategic alternatives that may be available to Baytex. The CIBC Fairness Opinion does not constitute a recommendation to any Baytex Shareholder as to how such Baytex Shareholder should act or vote on any matters relating to the Merger.

Engagement of RBC

Baytex retained RBC to provide financial advisory services in respect of the capital markets positioning and pro forma trading dynamics of Baytex Shares in connection with the Transactions.

Recommendation of the Baytex Board

At a meeting of the Baytex Board held on February 26, 2023 prior to entering into the Merger Agreement, the Baytex Board considered the business combination with Ranger on the terms and conditions as provided in the Merger Agreement.

After considering the CIBC Fairness Opinion and other relevant matters, the Baytex Board has unanimously (i) determined, after receiving legal and financial advice, that the Merger Agreement and the Merger, including the issuance of the Baytex Shares pursuant to the Merger, are in the best interests of Baytex, (ii) approved the Merger and the entering into of the Merger Agreement, the Support Agreement and the IRRA, and (iii) recommended that Baytex Shareholders vote in favour of the Merger Resolution. The Baytex Board unanimously recommends that Baytex Shareholders vote "FOR" the Merger Resolution.

EFFECT OF THE MERGER

General

Pursuant to the Merger, Ranger Shareholders will receive: (i) 7.49 Baytex Shares for each Eligible Share held immediately prior to the Effective Time; and (ii) US$13.31 in cash, without interest, for each Eligible Share held immediately prior to the Effective Time.

Further, each Ranger Convertible Award that is outstanding immediately prior to the Effective Time, will, pursuant to the Merger Agreement, be converted into Converted Baytex TRSU Awards. Each Ranger Director TRSU Award will vest in full at the Effective Time and, by virtue of the occurrence of Closing, be cancelled and converted into the right to receive, at the Effective Time, without interest, the Consideration with respect to each Ranger Class A Common Stock subject to such Ranger Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Ranger Director TRSU Award that remain unpaid as of the Effective Time.

Issuances by Ranger of Ranger Class A Common Stock are restricted under the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of Baytex. As a result, the actual number of Baytex Shares that will be issued or issuable pursuant to the Transactions and to the granting of Converted Baytex TRSU Awards pursuant to the conversion of outstanding Ranger Convertible Awards at the Effective Time will depend on the number of shares of Ranger Class A Common Stock and Ranger Convertible Awards outstanding at such time.

No fractional Baytex Shares shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a Baytex Shareholder. Each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Baytex Shares (after taking into account all certificates and shares held in book entry form held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Baytex Shares multiplied by (ii) the volume weighted average price of the Baytex Shares on the NYSE for the five consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P.

The Merger would result in an aggregate of 323,323,741 Baytex Shares (representing 59% of the current issued and outstanding Baytex Shares) being issued or issuable, consisting of: (i) up to 311,213,987 Baytex Shares (representing 57% of the current issued and outstanding Baytex Shares) being issued in exchange of Eligible Shares pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares (representing 2% of the current issued and outstanding Baytex Shares) issuable in connection with the conversion of the Ranger Convertible Awards into Converted Baytex TRSU Awards pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares (representing 0.09% of the current issued and outstanding Baytex Shares) to account for clerical and administrative matters, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the Merger. See "The Merger" in this Information Circular.

As at April 3, 2023, there are 545,553,272 Baytex Shares issued and outstanding (on a non-diluted basis) and 549,926,470 Baytex Shares outstanding (on a fully-diluted basis). Pursuant to the Merger, up to a maximum of 323,323,741 Baytex Shares will be issued (representing 59% of the current issued and outstanding Baytex Shares). Immediately following the Closing, up to 868,877,012 Baytex Shares will be issued and outstanding and it is expected that former Ranger Shareholders and former holders of Ranger Convertible Awards will hold, collectively, approximately 323,323,741 of such Baytex Shares, representing approximately 37% of the then issued and outstanding Baytex Shares. Upon completion of the Merger, it is anticipated that the directors, officers, and other insiders of Baytex at such time will hold approximately 0.46% of the Baytex Shares, which includes the Ranger Class B Holders, which will hold, collectively, approximately 19.7% of the Baytex Shares.

There will be no effect on the Baytex Shares as a result of the Merger. Additionally, there will be no material effect on control of the Baytex Shares as a result of the Merger as Baytex will remain a widely held entity. See "Effect of the Merger".

Terms of the Merger and Consideration

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DLLCA and the VSCA, at the Effective Time, Merger Sub will merge with and into Ranger, with Ranger continuing its existence as the surviving corporation following the Merger as an indirect wholly owned Subsidiary of Baytex.

Immediately prior to the Merger, the Ranger Class B Holders will exchange all of their shares of Ranger Class B Common Stock and Opco Common Units for shares of Ranger Class A Common Stock. At the Effective Time, the Eligible Shares will be converted automatically into the right to receive the Consideration. The Consideration will be appropriately adjusted prior to the Effective Time to account for any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of share or the like. All such shares of Ranger Class A Common Stock will cease to be outstanding and will automatically be cancelled and cease to exist.

At the Effective Time, all Ranger Common Stock held by Baytex or Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically cancelled and cease to exist at the Effective Time, and no Consideration will be delivered in exchange therefor. All of the equity interests of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and will represent one valid validly issued, fully paid and nonassessable share of Class A Common Stock, par value US$0.01 per share of the surviving corporation immediately following the Effective Time.

Completion of the Merger

Unless the Parties agree otherwise, Closing will take place on a date that is three Business Days after the satisfaction or, to the extent permitted by applicable Law, waiver in accordance with the terms of the Merger Agreement of the last of the conditions to Closing (other than any such conditions which by their nature cannot be satisfied until the Closing Date, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at Closing); provided, that if the Marketing Period (as that term is defined in the Merger Agreement) has not ended at the time of the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Merger Agreement at such time, Closing will occur instead on the second Business Day following the final day of the Marketing Period (provided that Baytex may elect to terminate the Marketing Period early on no less than two Business Days' notice to Ranger).

As soon as practicable on the Closing Date, Baytex and Ranger will cause (i) a certificate of merger (the "Certificate of Merger") with respect to the Merger, to be prepared and executed in accordance with the relevant provisions of the DLLCA, and to be filed with the Office of the Secretary of State of the State of Delaware and (ii) articles of merger (the "Articles of Merger") with respect to the Merger to be prepared and executed in accordance with the relevant provisions of the VSCA, including setting forth the related Plan of Merger, substantially in the form attached as Exhibit "B" to the Merger Agreement attached to this Information Circular as Appendix B, and to be filed with the VA SCC. The Merger will become effective upon the issuance of a Certificate of Merger, or at such later time as the parties agree upon in writing and specify in the Articles of Merger.

Baytex and Ranger have targeted to complete the Merger in the second quarter of 2023, subject to the receipt of the required approval of the Merger Resolution and Ranger Shareholder Approval, regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, in each case, as set forth in the Merger Agreement. See "Effect of the Merger – The Merger Agreement – Conditions to Completion of the Merger – Mutual Conditions"). It is not possible, however, to state with certainty when the Closing Date will occur. Additionally, the Closing Date could be delayed for a number of reasons, which may be beyond the control of Baytex and Ranger. See "Effect of the Merger – The Merger Agreement – Mutual Conditions to Completion of the Merger – Mutual Conditions").

The Merger Agreement

General

The following is a summary of certain provisions of the Merger Agreement and is qualified in its entirety by the full text of the Merger Agreement, set forth in Appendix B to this Information Circular. Baytex Shareholders are urged to read the Merger Agreement in its entirety.

Representations and Warranties

Baytex and Ranger have each made representations and warranties to the other which relate to, among other topics, the following: organization, good standing, and corporate power; capitalization; corporate authority to enter into the Merger Agreement; absence of conflicts with, or violations of, Organizational Documents, other Contracts, and applicable Laws; required regulatory filings and consents and approvals of Governmental Entities; reports and financial statements and internal controls and procedures; absence of certain changes or events; absence of undisclosed material liabilities; accuracy of information supplied or to be supplied in Form F-4; compliance with applicable Laws and permits; compensation and employee benefits; employment and Labour matters; tax matters; litigation; intellectual property; real property, rights-of-way, reserve reports, Oil and Gas Leases, and oil and gas interests; environmental matters; material Contracts; insurance; derivative transactions and hedging; customers and suppliers; receipt of the opinion of such Party's financial advisor; absence of undisclosed brokers' fees and expenses; related party transactions; certain regulatory matters; inapplicability of state takeover statutes and anti-takeover laws; tax treatment; anti-corruption; export controls and economic sanctions; and absence of other representations and warranties. Certain of the representations and warranties given by Baytex and Ranger, as applicable, are qualified as to "materiality" or Material Adverse Effect.

Conditions to Completion of the Merger

Mutual Conditions

The obligations of Baytex and Ranger to consummate the Merger are subject to the satisfaction (or waiver by all Parties, to the extent permissible under applicable Laws) the following mutual conditions:

•	the Ranger Shareholder Approval shall have been obtained and approval of the Merger Resolution by the Baytex Shareholders shall have been obtained;

•	any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired;

•	no Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Merger, and no law shall have been adopted that makes consummation of the Transactions, including the Merger, illegal or otherwise prohibited;

•	the Form F-4 filed by Baytex in connection with the issuance of Baytex Shares in connection with the Merger, shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceeding seeking a stop order; and

•	the Baytex Shares to be issued pursuant to the Merger shall have been approved for listing on the TSX subject to the satisfaction of customary listing conditions and the NYSE, subject to official notice of issuance.

The Merger Agreement provides that the above listed mutual conditions may be waived to the extent permitted by applicable Law.

Conditions to the Obligations of Ranger

The obligation of Ranger to consummate the Merger is also subject to the satisfaction or waiver by Ranger of the following additional conditions:

•	the accuracy of the representations and warranties of Baytex and Merger Sub as set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, as of February 27, 2023 and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Ranger's receipt of an officer's certificate from Baytex to that effect;

•	performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Merger Agreement by Baytex and Merger Sub prior to the Effective Time, and Ranger's receipt of an officer's certificate from Baytex to that effect; and

•	since February 27, 2023, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Baytex.

Conditions to the Obligations of Baytex

The obligations of Baytex to consummate the Merger is also subject to the satisfaction or waiver by Baytex of the following additional conditions:

•	the accuracy of the representations and warranties of Ranger set forth in the Merger Agreement, subject to the materiality standards set forth in the Merger Agreement, as of February 27, 2023 and as of the Closing Date (except to the extent such representations and warranties speak as of a specified date or period of time, in which case such representations and warranties will be true and correct as of such date or period of time), and Baytex's receipt of an officer's certificate from Ranger to that effect;

•	performance of, or compliance with, in all material respects all agreements and covenants required to be performed or complied with pursuant to the Merger Agreement by Ranger prior to the Effective Time, and Baytex's receipt of an officer's certificate from Ranger to that effect;

•	since February 27, 2023, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Ranger; and

•	the Opco Unit Exchange shall have been consummated in accordance with the terms of the Support Agreement.

Efforts to Hold the Baytex and Ranger Special Meetings

Ranger Special Meeting

Ranger has agreed to take all action necessary in accordance with applicable Laws and the Organizational Documents of Ranger to duly give notice of, convene and hold a meeting of Ranger Shareholders for the purpose of obtaining the Ranger Shareholder Approval, to be held as promptly as practicable after the Form F-4 is declared effective by the SEC. Unless there has been a Ranger Recommendation Change in accordance with the Merger Agreement, the Ranger Board must recommend that the Ranger Shareholders vote in favour of the Ranger Shareholder Approval, including the related Plan of Merger, and the Ranger Board must solicit from Ranger Shareholders proxies in favour of the Ranger Shareholder Approval, including the related Plan of Merger, and the Form F-4 is required to include such recommendation of the Ranger Board.

Ranger (i) will be required to adjourn or postpone the Ranger Meeting to the extent necessary to ensure that any legally required supplement or amendment to the Form F-4 is provided to the Ranger Shareholders or if, as of the time the Ranger Meeting is scheduled, there is insufficient Ranger Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Ranger Meeting and (ii) may adjourn or postpone the Ranger Meeting if, as of the time for which the Ranger Meeting is scheduled, there is insufficient Ranger Common Stock represented (either in person or by proxy) to obtain the Ranger Shareholder Approval. Notwithstanding the foregoing, the Ranger Meeting will not be adjourned or postponed to a date that is more than 15 Business Days after the immediately preceding date for which the Ranger Meeting was previously scheduled (though the Meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist)) or to a date on or after October 12, 2023.

If requested by Baytex, Ranger will promptly provide all voting tabulation reports relating to the Ranger Meeting and will otherwise keep Baytex reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Ranger Shareholders with respect thereto. Unless there has been a Ranger Recommendation Change, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Ranger Shareholders or any other person to prevent Ranger obtaining the Ranger Shareholder Approval.

Once Ranger has established a record date for the Ranger Meeting, Ranger may not change such record date or establish a different record date for the Ranger Meeting without the prior written consent of Baytex (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Ranger Meeting permitted pursuant to the Merger Agreement.

Baytex Annual and Special Meeting

Baytex has agreed to take all action necessary in accordance with applicable Laws and the Organizational Documents of Baytex to duly give notice of, convene and hold the Meeting for the purpose of obtaining, among other things, the approval of the Merger Resolution by Baytex Shareholders, to be held as promptly as practicable following February 27, 2023 and no event later than the 45th day following the date the Form F-4 is initially filed with the SEC. Unless there has been a Baytex Recommendation Change in accordance with the terms of the Merger Agreement, the Baytex Board must recommend that the Baytex Shareholders vote in favour of the Merger Resolution, mail this Information Circular to the Baytex Shareholders and such other persons as required by the ABCA and solicit from Baytex Shareholders proxies in favour of the Merger Resolution, and this Information Circular must include the Baytex Board Recommendation.

Baytex (i) may adjourn or postpone the Meeting (A) to allow Baytex to provide the Baytex Shareholders with any supplement or amendment to this Information Circular that is determined to be necessary by Baytex, acting reasonably, to comply with its fiduciary duties under the ABCA, and/or to provide the Baytex Shareholders with full, true and plain disclosure of all material facts relating to the Transactions and to ensure this Information Circular does not contain a misrepresentation (as defined under the Securities Act (Alberta)), including to provide any material disclosure anticipated to be contained in the final Form F-4 and that was not disclosed in this Information Circular or (B) if, as of the time the Meeting is scheduled, there are insufficient Baytex Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Meeting and (ii) may adjourn or postpone the Meeting if, as of the time for which the Meeting is scheduled, there are insufficient Baytex Shares represented (either in person or by proxy) to obtain the approval of the Merger Resolution.

Notwithstanding the foregoing, the Meeting will not be adjourned or postponed to a date that is more than 15 Business Days after the immediately preceding date for which the Meeting was previously scheduled (though the Meeting shall be adjourned or postponed every time the circumstances described in (i) exist, and may be adjourned or postponed every time the circumstances described in (ii) exist)) or to a date on or after October 12, 2023.

If requested by Ranger, Baytex will promptly provide all voting tabulation reports relating to the Meeting and will otherwise keep Ranger reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Baytex Shareholders with respect thereto. Unless there has been a Baytex Recommendation Change, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Baytex Shareholders or any other person to prevent the approval of the Merger Resolution.

Once Baytex has established a record date in respect of the Meeting, Baytex may not change such record date or establish a different record date for the Meeting without the prior written consent of Ranger (which consent will not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Meeting permitted pursuant to the Merger Agreement. Baytex has agreed that its obligations to call, give notice of, convene and hold the Meeting will not be affected by the making of a Baytex Recommendation Change or Ranger Recommendation Change and such obligations will not be affected by the commencement, announcement, disclosure, or communication to Baytex or Ranger of any Baytex Competing Proposal or Ranger Competing Proposal or other proposal (including, with respect to Ranger, a Ranger Superior Proposal, or with respect to Baytex, a Baytex Superior Proposal) or the occurrence or disclosure of any Baytex Intervening Event or Ranger Intervening Event.

Timing of Baytex and Ranger Special Meetings

Baytex and Ranger are required to cooperate and keep each other informed with respect to the determination of the date for the Ranger Meeting and the Meeting and of the record date for each such meeting.

No Solicitation and Changes in Recommendation

No Solicitation by Ranger

Pursuant to the Merger Agreement, from and after February 27, 2023 and until the earlier of the Effective Time and termination of the Merger Agreement, Ranger and its officers and directors will, and will cause Ranger's Subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other Representatives of Ranger and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Ranger Competing Proposal.

Pursuant to the Merger Agreement, from and after February 27, 2023 and until the earlier of the Effective Time and termination of the Merger Agreement, Ranger and its officers and directors will not, and will cause Ranger's Subsidiaries and their respective officers and directors not to, and will use reasonable best efforts to cause the other Representatives of Ranger and its Subsidiaries not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Ranger Competing Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a Ranger Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Ranger Competing Proposal;

•	furnish any information regarding Ranger or its Subsidiaries, or access to the properties, assets or employees of Ranger or its Subsidiaries, to any person in connection with or in response to any Ranger Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Ranger Competing Proposal;

•	enter into any letter of intent or agreement in principle, or other agreement providing for a Ranger Competing Proposal (other than certain confidentiality agreements, as described below under the section titled "No Solicitation and Changes in Recommendation – Ranger: No Solicitation Exceptions"); or

•	submit any Ranger Competing Proposal to the vote of the Ranger Shareholders.

Notwithstanding the foregoing, pursuant to the Merger Agreement, Ranger or any of its Representatives may, in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Ranger Superior Proposal and inform a third party or its Representatives of the restrictions described in this section (without conveying, requesting or attempting to gather any other information except as specifically permitted under Ranger's non-solicitation covenants in the Merger Agreement).

Pursuant to the Merger Agreement, from and after February 27, 2023 Ranger will promptly (and in any event within 48 hours) notify Baytex of the receipt by Ranger (either directly or indirectly) of any Ranger Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Ranger Competing Proposal made on or after February 27, 2023 or any request for information or data relating to Ranger or any of its Subsidiaries made by any person in connection with a Ranger Competing Proposal or any request for discussions or negotiations with Ranger or a Representative of Ranger relating to a Ranger Competing Proposal (including the identity of such person), and Ranger will provide to Baytex promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Ranger Competing Proposal made in writing provided to Ranger or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Ranger Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Ranger will keep Baytex reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 48 hours) apprise Baytex of the status of any such discussions and negotiations and will provide to Baytex as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other written materials provided to Ranger or its Representatives from any person, with respect to Ranger Competing Proposal.

Ranger: No Solicitation Exceptions

Pursuant to the Merger Agreement, prior to, but not after, the earlier of (1) the time the Support Agreement is executed and delivered in accordance with the Merger Agreement (provided, however, that if Baytex has failed to hold the Meeting for the purpose of obtaining the approval of the Merger Resolution by Baytex Shareholders no later than the 60th day following the date the Form F-4 is initially filed with the SEC then from and after the 61st day following the initial filing of the Form F-4, the Support Agreement will be deemed not to have been delivered for purposes of this clause (1)), and (2) the receipt of the Ranger Shareholder Approval, Ranger and its Representatives may engage in the second and third bullets in the second paragraph of the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Ranger" with any person if Ranger receives a bona fide written Ranger Competing Proposal from such person and such Ranger Competing Proposal did not arise in breach of the obligations described in the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Ranger"; provided, however, that:

•	no information that is prohibited from being furnished pursuant to the "no solicitation" obligations described in the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Ranger" may be furnished until Ranger receives an executed confidentiality agreement from such person, subject to certain conditions, including that the terms of such confidentiality agreement are no less favourable to Ranger in the aggregate than the terms of the Confidentiality Agreement and that such confidentiality agreement does not contain provisions that prohibit Ranger from complying with the obligations described in the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Ranger";

•	any such non-public information has previously been made available to, or is made available to, Baytex prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such person;

•	prior to taking any such actions, the Ranger Board determines in good faith, after consultation with Ranger's financial advisors and outside legal counsel, that such Ranger Competing Proposal is, or would reasonably be expected to lead to, a Ranger Superior Proposal; and

•	prior to taking such actions, the Ranger Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties owed by the Ranger Board to the Ranger Shareholders under applicable Law.

No Solicitation by Baytex

Pursuant to the Merger Agreement, from and after February 27, 2023 and until the earlier of the Effective Time and termination of the Merger Agreement, Baytex and its officers and directors will, and will cause Baytex's Subsidiaries and their respective officers and directors to, and will use reasonable best efforts to cause the other Representatives of Baytex and its Subsidiaries to, immediately cease, and cause to be terminated, any discussion or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Baytex Competing Proposal. Under the Merger Agreement, Baytex was required to immediately terminate any physical and electronic data access related to any potential Baytex Competing Proposal previously granted to such person.

Pursuant to the Merger Agreement, from and after February 27, 2023 and until the earlier of the Effective Time and termination of the Merger Agreement, Baytex and its officers and directors will not, will cause Baytex's Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Baytex and its Subsidiaries not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Baytex Competing Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a Baytex Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Baytex Competing Proposal;

•	furnish any information regarding Baytex or its Subsidiaries, or access to the properties, assets or employees of Baytex or its Subsidiaries, to any person in connection with or in response to any Baytex Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Baytex Competing Proposal;

•	enter into any letter of intent or agreement in principle, or other agreement providing for a Baytex Competing Proposal, other than certain confidentiality agreements as described below. See "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – Baytex: No Solicitation Exceptions"; or

•	submit any Baytex Competing Proposal to the vote of the Baytex Shareholders.

Notwithstanding the foregoing, pursuant to the Merger Agreement, Baytex or any of its Representatives may, (i) in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Baytex Superior Proposal and (ii) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representatives of the restrictions described in this section (without conveying, requesting or attempting to gather any other information except as otherwise permitted under Baytex's non-solicitation covenants in the Merger Agreement).

Pursuant to the Merger Agreement, from and after February 27, 2023 Baytex will promptly (and in any event within 48 hours) notify Ranger of the receipt by Baytex (either directly or indirectly) of any Baytex Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Baytex Competing Proposal made on or after February 27, 2023 or any request for information or data relating to Baytex or any of its Subsidiaries made by any person in connection with a Baytex Competing Proposal or any request for discussions or negotiations with Baytex or a Representative of Baytex relating to a Baytex Competing Proposal (including the identity of such person), and Baytex will provide to Ranger promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Baytex Competing Proposal made in writing provided to Baytex or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Baytex Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter Baytex will keep Ranger reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and will promptly (and in any event within 48 hours) apprise Ranger of the status of any such discussions or negotiations and will provide to Ranger as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other written materials provided to Baytex or its Representatives from any person with respect to a Baytex Competing Proposal.

Baytex: No Solicitation Exceptions

Baytex and its Representatives may engage in the second and third bullets in the second paragraph of the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Baytex" with any person if Baytex receives a bona fide written Baytex Competing Proposal from such person and such Baytex Competing Proposal did not arise in breach of the obligations described in the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Baytex"; provided, however, that:

•	no information that is prohibited from being furnished pursuant to the "no solicitation" obligations described in the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Baytex" may be furnished until Baytex receives an executed confidentiality agreement from such person, subject to certain conditions, including that the terms of such confidentiality agreement are no less favourable to Baytex in the aggregate than the terms of the Confidentiality Agreement dated November 18, 2022 between Baytex and Ranger (the "Confidentiality Agreement") and that such confidentiality agreement does not contain provisions that prohibit Baytex from complying with the obligations described in the section above titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – No Solicitation by Baytex";

•	any such non-public information has previously been made available to, or is made available to, Baytex prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such person;

•	prior to taking any such actions, the Baytex Board determines in good faith, after consultation with Baytex' financial advisors and outside legal counsel, that such Baytex Competing Proposal is, or would reasonably be expected to lead to, a Baytex Superior Proposal; and

•	prior to taking such actions, the Baytex Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the fiduciary duties of the Baytex Board under applicable Law.

Ranger: Restrictions on Change of Recommendation

Subject to certain exceptions described below, Ranger and its officers and directors will not, will cause its Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Ranger and its Subsidiaries not to, directly or indirectly:

•	withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Baytex and Merger Sub, the Ranger Board Recommendation;

•	fail to include the Ranger Board Recommendation in the F-4;

•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Ranger Competing Proposal;

•	publicly declare advisable or publicly propose to enter into, any confidentiality agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than certain confidentiality agreements, as described above under the section titled "Effect of the Merger – The Merger Agreement – No Solicitation and Changes in Recommendation – Ranger: No Solicitation Exceptions") relating to a Ranger Competing Proposal (a "Ranger Alternative Acquisition Agreement");

•	in the case of a Ranger Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Ranger Common Stock (other than by Baytex or any of its Subsidiaries), fail to recommend, in a solicitation/recommendation statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by the Ranger Shareholders on or prior to the earlier of (i) three Business Days prior to the date of the Ranger Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Ranger Meeting) or (ii) ten Business Days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

•	if a Ranger Competing Proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Ranger Board Recommendation on or prior to the earlier of (i) five Business Days after Baytex so requests in writing or (ii) three Business Days prior to the date of the Ranger Meeting (or promptly after announcement or disclosure of such Ranger Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Ranger Meeting); or

•	cause or permit Ranger to enter into a Ranger Alternative Acquisition Agreement.

The taking of any of the actions described in the bullets above is considered a "Ranger Recommendation Change" for the purposes of this Information Circular.

Baytex: Restrictions on Change of Recommendation

Subject to certain exceptions described below, the Baytex Board, or any committee thereof, and its officers and directors will not, and will cause its Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Baytex and its Subsidiaries not to, directly or indirectly:

•	withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Ranger, the Baytex Board Recommendation;

•	fail to include the Baytex Board Recommendation in this Information Circular;

•	approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Baytex Competing Proposal that does not constitute a Baytex Superior Proposal approved in accordance with the terms of the Merger Agreement;

•	publicly declare advisable or publicly propose to enter into, any confidentiality agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement relating to a Baytex Competing Proposal that does not constitute a Baytex Superior Proposal approved in accordance with the terms of the Merger Agreement (other than certain confidentiality agreements, as described above under the section titled "No Solicitation and Changes in Recommendation – Baytex: No Solicitation Exceptions") (a "Baytex Alternative Acquisition Agreement");

•	in the case of a Baytex Competing Proposal that is structured as a take-over bid under National Instrument 62-104 – Take-Over Bids and Issuer Bids for outstanding Baytex Shares (other than by Ranger or any of its Subsidiaries), fail to recommend, in a directors' circular or other disclosure document, against acceptance of such take-over bid by the Baytex Shareholders on or prior to the earlier of (i) three Business Days prior to the date of the Meeting (or promptly after commencement of such take-over bid if commenced on or after the third Business Day prior to the date of the Meeting) or (B) fifteen calendar days after such take-over bid;

•	if a Baytex Competing Proposal will have been publicly announced or disclosed (other than pursuant to the foregoing bullet), fail to publicly reaffirm the Baytex Board Recommendation on or prior to the earlier of (i) five Business Days after Ranger so requests in writing or (ii) three Business Days prior to the date of the Meeting (or promptly after announcement or disclosure of such Baytex Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Meeting); or

•	cause or permit Baytex to enter into a Baytex Alternative Acquisition Agreement.

The taking of any of the actions described in the bullets above is considered a "Baytex Recommendation Change" for the purposes of this Information Circular. As at the date hereof, there has been no change in the Baytex Board Recommendation.

Ranger: Permitted Changes of Recommendation in Connection with Superior Proposals

Prior to, but not after, the earlier of (1) the time the Support Agreement is executed and delivered in accordance with the Merger Agreement (provided, however, that if Baytex has failed to hold the Meeting for the purpose of obtaining the approval of the Merger Resolution no later than the 60th day following the date the Form F-4 is initially filed with the SEC then from and after the 61st day following the initial filing of the Form F-4, the Support Agreement will be deemed not to have been delivered for purposes of this clause (1)), and (2) the time the Ranger Shareholder Approval has been obtained, in response to a bona fide written Ranger Competing Proposal from a third party that was not solicited at any time following the execution of the Merger Agreement and did not arise in breach of the obligations set forth in Ranger's non-solicitation covenants, if the Ranger Board so chooses, the Ranger Board may effect a Ranger Recommendation Change if:

•	the Ranger Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Ranger Competing Proposal is a Ranger Superior Proposal;

•	the Ranger Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Ranger Recommendation Change in response to such Ranger Superior Proposal would be inconsistent with the fiduciary duties owed by the Ranger Board to the Ranger Shareholders under applicable Law;

•	Ranger provides Baytex written notice of such proposed action and the basis therefore five Business Days in advance, which notice will set forth in writing that the Ranger Board intends to consider whether to take such action and includes a copy of the available proposed Ranger Competing Proposal and any applicable transaction and financing documents;

•	after giving such notice and prior to effecting such Ranger Recommendation Change, Ranger will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Baytex (to the extent Baytex wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the Ranger Board not to effect a Ranger Recommendation Change in response thereto; and

•	at the end of the five Business Day period, prior to taking action to effect a Ranger Recommendation Change, the Ranger Board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Baytex in writing and any other information offered by Baytex in response to the notice, and determines in good faith, after consultation with its financial advisors and outside legal counsel, that the Ranger Competing Proposal remains a Ranger Superior Proposal and, after consultation with its outside legal counsel, that the failure to effect a Ranger Recommendation Change in response to such Ranger Superior Proposal would be inconsistent with the fiduciary duties owed by the Ranger Board to the Ranger Shareholders under applicable Law, provided that in the event of any material changes regarding any Ranger Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Ranger Superior Proposal will be deemed material), Ranger will be required to deliver a new written notice to Baytex and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two Business Days; provided, further, that any such new written notice will in no event shorten the original five Business Day notice period.

Ranger: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, (1) the time the Support Agreement is executed and delivered in accordance with the Merger Agreement (provided, however, that if Baytex has failed to hold the Meeting for the purpose of obtaining approval of the Merger Resolution no later than the 60th day following the date the Form F-4 is initially filed with the SEC then from and after the 61st day following the initial filing of the Form F-4, the Support Agreement will be deemed not to have been delivered for purposes of this clause (1)), and (2) time the Ranger Shareholder Approval, in response to a Ranger Intervening Event that occurs or arises after the execution of the Merger Agreement and that did not arise from or in connection with a breach of the Merger Agreement by Ranger, Ranger may, if the Ranger Board so chooses, effect a Ranger Recommendation Change if:

•	the Ranger Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that a Ranger Intervening Event has occurred;

•	the Ranger Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Ranger Recommendation Change in response to such Ranger Intervening Event would be inconsistent with the fiduciary duties owed by the Ranger Board to the Ranger Shareholders under applicable Law;

•	Ranger provides Baytex written notice of such proposed action and the basis therefore four Business Days in advance, which notice will set forth in writing that the Ranger Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Ranger Intervening Event;

•	after giving such notice and prior to effecting such Ranger Recommendation Change, Ranger will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Baytex (to the extent Baytex wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the Ranger Board not to effect a Ranger Recommendation Change in response thereto; and

•	at the end of the four Business Day period, prior to taking action to effect a Ranger Recommendation Change, the Ranger Board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Baytex in writing and any other information offered by Baytex in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Ranger Recommendation Change in response to such Ranger Intervening Event would be inconsistent with the fiduciary duties owed by the Ranger Board to the Ranger Shareholders under applicable Law, provided that in the event of any material changes regarding any Ranger Intervening Event, Ranger will be required to deliver a new written notice to Baytex and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two Business Days; provided, further, that any such new written notice will in no event shorten the original four Business Day notice period.

Baytex: Permitted Changes of Recommendation in Connection with Superior Proposals

In response to a bona fide written Baytex Competing Proposal from a third party that was not solicited at any time following the execution of the Merger Agreement and did not arise in breach of the obligations set forth in Baytex's non-solicitation covenants, if the Baytex Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Baytex Competing Proposal is a Baytex Superior Proposal, then Baytex may, upon written notice of such proposed action and the basis thereof five Business Days in advance to Ranger, enter into a definitive agreement with respect to a Baytex Superior Proposal.

Baytex: Permitted Changes of Recommendation in Connection with Intervening Events

Prior to, but not after, the time the Merger Resolution has been approved by the Baytex Shareholders, in response to a Baytex Intervening Event that occurs or arises after February 27, 2023 and that did not arise from or in connection with a breach of the Merger Agreement by Baytex, Baytex may, if the Baytex Board so chooses, effect a Baytex Recommendation Change if:

•	the Baytex Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that a Baytex Intervening Event has occurred;

•	the Baytex Board determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Baytex Recommendation Change in response to such Baytex Intervening Event would be inconsistent with the fiduciary duties of the Baytex Board under applicable Law;

•	Baytex provides Ranger written notice of such proposed action and the basis therefore four Business Days in advance, which notice will set forth in writing that the Baytex Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Baytex Intervening Event;

•	after giving such notice and prior to effecting such Baytex Recommendation Change, Baytex will make itself available to negotiate (and cause its officers, employees, financial advisors and outside legal counsel to be available to negotiate) with Ranger (to the extent Ranger wishes to negotiate) to make such adjustments or revisions to the terms of the Merger Agreement as would permit the Baytex Board not to effect a Baytex Recommendation Change in response thereto; and

•	at the end of the four Business Day period, prior to taking action to effect a Baytex Recommendation Change, the Baytex Board takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by Ranger in writing and any other information offered by Ranger in response to the notice, and determines in good faith, after consultation with its outside legal counsel, that the failure to effect a Baytex Recommendation Change in response to such Baytex Intervening Event would be inconsistent with the fiduciary duties of the Baytex Board under applicable Law, provided that in the event of any material changes regarding any Baytex Intervening Event, Baytex will be required to deliver a new written notice to Ranger and to comply with the requirements set forth in these bullets with respect to such new written notice, except that the advance written notice obligation set forth in these bullets will be reduced to two Business Days; provided, further, that any such new written notice will in no event shorten the original four Business Day notice period.

Ranger: Confidentiality and Standstill Agreements

From February 27, 2023 and continuing until the earlier of the Effective Time and the termination of the Merger Agreement, Ranger has agreed not to (and it will cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, "standstill" or similar agreement to which it or any of its Subsidiaries is a party. However, prior to, but not after the earlier of (1) the time the Support Agreement is executed and delivered in accordance with the Merger Agreement (provided, however, that if Baytex has failed to hold the Meeting for the purpose of obtaining the approval of the Merger Resolution no later than the 60th day following the date the Form F-4 is initially filed with the SEC then from and after the 61st day following the initial filing of the Form F-4, the Support Agreement will be deemed not to have been delivered for purposes of this clause (1)), and (2) the time the Ranger Shareholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any "standstill" or similar provision, the Ranger Board may waive any such "standstill" or similar provision solely to the extent necessary to permit a third party to make a Ranger Competing Proposal, on a confidential basis, to the Ranger Board and communicate such waiver to the applicable third party. Ranger must advise Baytex at least two Business Days prior to taking such action.

Baytex: Confidentiality and Standstill Agreements

From February 27, 2023 and continuing until the earlier of the Effective Time and the termination of the Merger Agreement, Baytex has agreed not to (and it will cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, "standstill" or similar agreement to which it or any of its Subsidiaries is a party. However, prior to, but not after, the time the Merger Resolution has been approved by the Baytex Shareholders, if, in response to an unsolicited request from a third party to waive any "standstill" or similar provision, the Baytex Board may waive any such "standstill" or similar provision solely to the extent necessary to permit a third party to make a Baytex Competing Proposal, on a confidential basis, to the Baytex Board and communicate such waiver to the applicable third party. Baytex must advise Ranger at least two Business Days prior to taking such action.

Certain Permitted Disclosure

The Baytex Board and the Ranger Board may, after consultation with their respective outside legal counsels, make such disclosures as the Baytex Board or the Ranger Board determines in good faith are necessary to comply with (i) Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Form F-4 by applicable U.S. federal securities Laws or (ii) National Instrument 62-104 – Take-Over Bids and Issuer Bids, the ABCA and applicable Canadian Securities Laws, including with respect to a Baytex Competing Proposal that does not constitute a Baytex Superior Proposal as a result of clause (iii) of the definition of such term. However, if such disclosure has the effect of withdrawing or adversely modifying the recommendation of the Baytex Board or the Ranger Board, as applicable, such disclosure will be deemed a Baytex Recommendation Change or a Ranger Recommendation Change, as applicable, and the non-disclosing Party will have the right to terminate the Merger Agreement as set forth below in the section titled "Effect of the Merger – The Merger Agreement – Termination of the Merger Agreement"; provided that a communication by the Baytex Board with respect to a Baytex Competing Proposal that does not constitute a Baytex Superior Proposal as a result of clause (iii) of the definition of such term will not constitute a withdrawal or adverse modification of the Baytex Board Recommendation if such communication is limited to a description of such Baytex Competing Proposal, its terms and conditions and other related information the Baytex Board, after consultation with its outside legal counsel, determines in good faith is necessary to comply with its fiduciary duties under applicable Law and concurrently therewith, the Baytex Board publicly reaffirms the Baytex Board Recommendation.

Efforts to Close the Merger, HSR and Other Regulatory Approvals

Except to the extent that the Parties' obligations are limited by the Merger Agreement, the Parties have agreed to use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper, or advisable to consummate and make effective, promptly, the Merger and the Transactions.

In furtherance of the foregoing, Baytex and Ranger have agreed to use their reasonable best efforts to (i) promptly prepare and file all forms and other submissions required to be filed with any Governmental Entity or with the NYSE, NASDAQ or TSX prior to the consummation of the Transactions, (ii) obtain (and cooperate with each other in obtaining) any consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity required to be obtained or made by Baytex, Ranger or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions and (iii) defend any Proceedings challenging the Merger Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed. Notwithstanding the foregoing or anything to the contrary in the Merger Agreement, in no event shall Baytex, Ranger or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person's authorization, approval, consent or waiver to effectuate the Transactions (except, for greater certainty, with respect to any customary filing fees payable to the SEC, Canadian Securities Regulators, NYSE, NASDAQ or TSX in connection with the Transactions). In the event that any litigation, administrative or judicial action or other Proceeding is commenced challenging the Transactions, the Parties will cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, neither Baytex nor Ranger will enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. Ranger and Baytex shall also:

•	each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity;

•	promptly consult with the other Party with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with the Merger Agreement and the Transactions;

•	promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions;

•	permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity;

•	if either Party or any Representative thereof receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request; and

•	refrain from participating in any meeting or teleconference with any Governmental Entity where material issues would reasonably be discussed in connection with the Merger Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat.

To the extent any materials are provided in connection with the reasonable best efforts, HSR or other approvals section of the Merger Agreement, such materials may be redacted (i) to remove reference concerning the valuation of Baytex, Ranger, the Transactions or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

Indemnification and Insurance

From the Effective Time and until the six year anniversary thereof, Baytex and the combined company have agreed to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Ranger immediately prior to February 27, 2023, each person who is now, or has been at any time prior to February 27, 2023 or who becomes, prior to the Effective Time, an officer, director of Ranger or any of its Subsidiaries or who acts as a fiduciary under any Ranger Benefit Plan or is or was serving at the request of Ranger or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, in each case, when acting in such capacity (whom are referred to herein as the "indemnified persons") against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys' and other professionals' fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened Proceeding to which such indemnified person is a Party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Ranger or any of its Subsidiaries, a fiduciary under any Ranger Benefit Plan or is or was serving at the request of Ranger or any of its Subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (which liabilities are referred to herein as "indemnified liabilities"), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Baytex and the combined company will, jointly and severally, pay expenses incurred in connection therewith, in advance of the final disposition of any such Proceeding to each indemnified person to the fullest extent permitted under applicable Law).

Until the six-year anniversary date of the Effective Time, neither of Baytex, or the combined company will amend, repeal or otherwise modify any provision in the Organizational Documents of the combined company, or its Subsidiaries in any manner that would affect adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable Law. Baytex and its Subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Ranger or any of its Subsidiaries and any of their respective officers, directors existing and in effect immediately prior to the Effective Time.

Baytex and the combined company will cause to be put in place, and Baytex will fully prepay immediately prior to the Effective Time, "tail" insurance policies with a claims reporting or discovery period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as Ranger's current insurance carrier with respect to directors' and officers' liability insurance in an amount and scope at least as favourable as Ranger's existing policies subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Effective Time.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•	cooperation between Baytex and Ranger in the execution and delivery of the Support Agreement and in the preparation of the Form F-4;

•	access by each Party to certain information about the other Party during the period prior to the earlier of the Effective Time or termination of the Merger Agreement, as applicable;

•	cooperation between Baytex and Ranger in connection with public announcements;

•	taking all reasonable steps within each Party's control to exempt (or ensure the continued exemption of) the Merger and the Transactions from the takeover laws of any state that purport to apply to the Merger Agreement or the Transactions;

•	requirements of Section 16(a) of the Exchange Act;

•	absence of control of the other Parties' businesses;

•	cooperation between Baytex and Ranger in the defense or settlement of any shareholder litigation relating to the Transactions;

•	transfer Taxes;

•	delisting of the shares of Ranger Class A Common Stock from the NASDAQ and listing of the Baytex Shares to be issued pursuant to the Merger on the NYSE and TSX prior to the Effective Time;

•	the declaration and payment of dividends in respect of Baytex Shares and Ranger Class A Common Stock and the record and payment dates relating thereto, so that no holder of Ranger Class A Common Stock shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable Ranger Class A Common Stock or Baytex Shares received as Share Consideration;

•	the prepayment of the Ranger Credit Facility;

•	cooperation between Baytex and Ranger to assist with Baytex's efforts to arrange and obtain financing;

•	cooperating between Baytex and Ranger in connection with the preparation of offer documents and debt tender offers in the event Baytex decides to commence a change of control offer, tender offer and/or consent solicitation in respect of some or all of the outstanding Existing Ranger Notes prior to the Closing Date;

•	certain tax matters, including that each of Baytex and Ranger must not take any actions that would reasonably be expected to prevent the Transactions from being treated consistently with the intended U.S. federal income tax treatment;

•	cooperation between Baytex and Ranger with respect to certain restructuring transactions regarding Ranger's Subsidiaries; and

•	cooperation regarding the amendment or novation of Baytex's derivative Contracts and that Ranger will not unwind or otherwise modify existing hedges or enter into any derivative transactions.

Debt Financing

On February 27, 2023, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia entered into the Debt Commitment Letters with Baytex providing for the Debt Financing, the proceeds of which will be used to partially fund the Transactions. Pursuant to the Debt Commitment Letters, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia have committed to provide a new US$1.0 billion revolving credit facility (the "Baytex New Bank Facility") and a US$250 million term credit facility (the "Baytex Term Loan"), and Canadian Imperial Bank of Commerce and Royal Bank of Canada have committed to provide a 364-day bridge loan facility in an aggregate principal amount of US$500 million (the "Baytex Bridge Loan"). The proceeds of borrowings under these facilities will be used to pay a portion of the Consideration, to repay all indebtedness outstanding under the Ranger Credit Facility, to pay any termination payments payable upon any early termination of Ranger's hedge agreements, the satisfy, discharge and redeem the Existing Ranger Notes, to repay indebtedness owing to any exiting lenders under the Baytex Bank Loan and to pay fees and expenses in connection with the foregoing. The Baytex Bridge Loan does not have the option to convert into an extended term loan or debt securities and will instead mature after 364 days.

Baytex has agreed to use its reasonable best efforts to take all actions necessary to obtain the Debt Financing on the Closing Date on terms and conditions no less favourable to Baytex than the terms and conditions described in the Debt Commitment Letters. Such actions shall include using reasonable best efforts to: (i) maintain in effect the Debt Commitment Letters; (ii) satisfy on a timely basis all conditions to obtaining the Debt Financing; (iii) negotiate, execute and deliver the definitive agreements with respect to the debt financing on terms which, taken as a whole, are no less favorable to Baytex than the terms contained in the Debt Commitment Letters; and (iv) cause the Debt Financing to be funded on the Closing Date.

Without limiting Baytex's obligations under the Merger Agreement, if any portion of the Debt Financing becomes unavailable (other than as a result of reductions permitted under the Merger Agreement) or Baytex becomes aware of any event or circumstance that makes any portion of the Debt Financing unavailable, in each case, on the terms and conditions contemplated in the Debt Commitment Letters, Baytex has agreed to (i) notify Ranger of the occurrence of such event or circumstance and the reasons therefor on a reasonably prompt basis; (ii) use its reasonable best efforts to obtain, as promptly as practicable after the occurrence of such event, alternative financing from the same or alternative financing sources (a) in an amount at least equal to the amount of the Debt Financing or such unavailable portion thereof and (b) which alternate financing shall not otherwise be on terms (including structure, covenants and pricing) materially less favorable to Baytex than the terms and conditions set forth in the Debt Commitment Letters (including any "market flex" provisions in the Debt Commitment Letters); (iii) keep Ranger reasonably informed on a current basis of the status of its efforts to consummate such alternative financing; and (iv) provide Ranger with true and complete fully executed copies of the commitment documentation with respect to any new financing.

Termination of the Merger Agreement

Baytex and Ranger may mutually agree in writing to terminate the Merger Agreement before consummating the Merger, even after approval of the Merger Resolution by the Baytex Shareholders and after the Ranger Shareholder Approval has been obtained.

In addition, either Baytex or Ranger may terminate the Merger Agreement if:

•	any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree, ruling or injunction or other action shall have become final and non-appealable, or if there shall be adopted any law that permanently makes consummation of the Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate the Merger Agreement under this bullet shall not be available to any Party whose failure to fulfill any covenant or agreement pursuant to the Merger Agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•	the consummation of the Merger has not occurred on or before the Outside Date; provided that the right to terminate the Merger Agreement under this bullet shall not be available to any Party whose failure to fulfill any covenant or agreement pursuant to the Merger Agreement has been the primary cause of or resulted in the failure of the merger to occur on or before such date;

•	the other Party has caused a breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement, which would give rise to the failure of certain conditions to the Merger, if it was continuing as of Closing and such breach is not curable prior to the Outside Date or, if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty days after the giving of written notice to the breaching Party of such breach and (ii) two Business Days prior to the Outside Date; provided, however, that the terminating Party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement (a "terminable breach"); provided, however, that the terminating Party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement; or

•	the Ranger Shareholder Approval shall not have been obtained upon a vote at the Ranger Meeting, or at any adjournment or postponement thereof; or the approval of the Merger Resolution by the Baytex Shareholders shall not have been obtained upon a vote at the Meeting, or at any adjournment or postponement thereof.

In addition, the Merger Agreement may be terminated under the following circumstances:

•	by Baytex, prior to, but not after, the time the Ranger Shareholder Approval is obtained, if the Ranger Board or a committee thereof has effected a Ranger Recommendation Change (whether or not such Ranger Recommendation Change is permitted by the Merger Agreement)

•	if the Support Agreement will not have been delivered by the Ranger Class B Holders by the Support Agreement deadline; and

•	by Ranger, prior to, but not after, the time the Baytex Shareholders approve the Merger Resolution, if the Baytex Board or a committee thereof has effected a Baytex Recommendation Change (whether or not such Baytex Recommendation Change is permitted by the Merger Agreement).

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Ranger Termination Fee

The Merger Agreement requires Ranger to pay Baytex the Ranger Termination Fee, if:

•	Baytex terminates the Merger Agreement following a Ranger Recommendation Change as described above under "Effect of the Merger – The Merger Agreement – Termination of the Merger Agreement"; or

•	(i)(a) either Party terminates the Merger Agreement because the required Ranger Shareholder Approval is not obtained, and on or before the date of any such termination a Ranger Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven Business Days prior to the Ranger Meeting or (b) Ranger terminates the Merger Agreement following the Outside Date at a time when Baytex would be permitted to terminate the Merger Agreement due to a terminable breach by Ranger or Baytex terminates the Merger Agreement due to a terminable breach by Ranger on or before the date of any such termination a Ranger Competing Proposal shall have been announced, disclosed or otherwise communicated to the Ranger Board and not withdrawn without qualification at least seven Business Days prior to the date of such termination; and (ii) within twelve months after the date of such termination, Ranger enters into a definitive agreement with respect to a Ranger Competing Proposal (or publicly approves or recommends to the Ranger Shareholders or otherwise does not oppose, in the case of a tender or exchange offer, a Ranger Competing Proposal) or consummates a Ranger Competing Proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Ranger Competing Proposal being replaced with 50%).

In no event shall Ranger be required to pay the Ranger Termination Fee on more than one occasion.

Baytex Termination Fee

The Merger Agreement requires Baytex to pay Ranger the Baytex Termination Fee if:

•	Ranger terminates the Merger Agreement following a Baytex Recommendation Change as described above under "Effect of the Merger – The Merger Agreement – Termination of the Merger Agreement"; or

•	(i)(a) either Party terminates the Merger Agreement because approval of the Merger Resolution is not obtained and on or before the date of any such termination a Baytex Competing Proposal shall have been publicly announced or publicly disclosed and not publicly withdrawn without qualification at least seven Business Days prior to the Meeting or (b) Baytex terminates the Merger Agreement following the Outside Date at a time when Ranger would be permitted to terminate the Merger Agreement due to a terminable breach by Baytex or Ranger terminates the Merger Agreement due to a terminable breach by Baytex and on or before the date of any such termination a Baytex Competing Proposal shall have been announced, disclosed or otherwise communicated to the Baytex Board and not withdrawn without qualification at least seven Business Days prior to the date of such termination; and (ii) within twelve months after the date of such termination, Baytex enters into a definitive agreement with respect to a Baytex Competing Proposal (or publicly approves or recommends to the Baytex Shareholders or otherwise does not oppose, in the case of a tender or exchange offer, a Baytex Competing Proposal) or consummates a Baytex Competing Proposal (defined for the purpose of this clause (ii) with all references to 20% in the definition of Baytex Competing Proposal being replaced with 50%).

In no event shall Baytex be required to pay the Baytex Termination Fee on more than one occasion.

Expenses

Each of Baytex and Ranger shall pay its own expenses incident to preparing for, entering into and carrying out the Merger Agreement and the consummation of the Transactions, whether or not the merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Merger shall be borne equally by Baytex and Ranger.

If Baytex or Ranger terminates the Merger Agreement for failure to obtain the receipt of the Ranger Shareholder Approval by the Ranger Shareholders, then Ranger will pay Baytex US$20,000,000, being the Baytex Expenses.

If Baytex or Ranger terminates the Merger Agreement for failure to obtain the approval of the Merger Resolution by the Baytex Shareholders, then Baytex will pay Ranger US$20,000,000, being the Ranger Expenses.

Conduct of Business

Pursuant to the Merger Agreement, each of Baytex and Ranger has agreed to restrict the conduct of its respective business between February 27, 2023 and the earlier of the Effective Time and the termination of the Merger Agreement.

Conduct of Business by Ranger and its Subsidiaries

In general, except as previously disclosed to Baytex, expressly permitted or required by the Merger Agreement or applicable Law, or as otherwise consented to in writing by Baytex (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Merger Agreement, Ranger has agreed to, and to cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets and (ii) preserve its existing relationships with Governmental Entities and its significant customers, suppliers and others having significant business dealings with it.

In addition, except as previously disclosed to Baytex, expressly required or expressly permitted by the Merger Agreement (including the certain restructuring transactions) the Support Agreement, applicable Law, or otherwise consented to in writing by Baytex in writing (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Merger Agreement, Ranger has agreed that it will not, and will cause its Subsidiaries not to:

(i)	declare, set aside or pay any dividends (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Ranger or its Subsidiaries, except for (1) dividends and distributions by a wholly owned Subsidiary of Opco to Opco or another wholly owned Subsidiary of Opco, by a wholly owned Subsidiary of Ranger to Ranger or another wholly owned Subsidiary of Ranger, or by Opco to Ranger or a wholly owned Subsidiary of the Ranger, or (2) quarterly cash dividends of Ranger and Opco except as previously disclosed to Baytex; (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Ranger or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Ranger or any Subsidiary of Ranger, other than in the case of clause (C) or in respect of any equity awards outstanding as of February 27, 2023 or issued after February 27, 2023 in accordance with the terms of the Merger Agreement, in accordance with the terms of the Ranger Equity Plan and applicable award agreements;

(ii)	offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Ranger or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Ranger Class A Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Ranger Equity Plan and outstanding on February 27, 2023, (B) except as expressly contemplated by the Merger Agreement and (C) issuances by a wholly owned Subsidiary of Opco of such Subsidiary's capital stock or other equity interests to Opco or any other wholly owned Subsidiary of Opco;

(iii)	amend or propose to amend (A) Ranger's Organizational Documents or (B) the Organizational Documents of any of Ranger's Subsidiaries (other than, in each case, ministerial changes);

(iv)	(A) merge, consolidate, combine or amalgamate with any person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) (y) acquisitions or investments in Ranger's geographic area of operation as of February 27, 2023 for which the consideration is less than US$10.0 million in the aggregate and (z) acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)	sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, any portion of its assets or properties; other than (A) sales or dispositions for which the consideration is less than $5.0 million in the aggregate (including non-operating working interests so long as they are not operated by Baytex or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Ranger and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Ranger, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi)	authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Ranger or any of its Subsidiaries, other than in connection with the certain restructuring transactions;

(vii)	change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Ranger and its Subsidiaries, except as required by U.S. GAAP, the Council of Petroleum Accountants Society or applicable Law;

(viii)	except to the extent undertaken in the ordinary course of business consistent with past practice: (A) make, change or revoke any tax election (but excluding any election that must be made periodically and is made consistent with past practice), (B) change an annual tax accounting period, (C) change any tax accounting method, (D) file any amended tax return, (E) enter into any closing agreement with respect to Taxes, (F) settle or compromise any Proceeding regarding any Taxes, (G) surrender any right to claim a tax refund or (H) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes (other than extensions of time to file tax returns), in each case, solely to the extent such action would reasonably be expected to have a material and adverse impact on Baytex and its Subsidiaries following Closing;

(ix)	except as required by applicable Law or an existing Ranger Employee Benefit Plan as in effect on February 27, 2023, (A) grant or commit to grant any new entitlement to or increases in the existing compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers or employees, other than (x) any increase in base salary employees below the level of vice president, provided that such increases will not exceed an aggregate amount equal to 5% of the aggregate 2022 base salary levels of the employees receiving such increases or (y) any new entitlement provided to a newly hired employee as permitted under the Merger Agreement (and so long as such newly hired employee's compensation and other terms and conditions of employment are substantially comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Ranger Employee Benefit Plan, (C) grant or commit to grant any equity based awards, (D) pay or commit to pay any bonuses or other incentive compensation, other than the payment of annual or other short-term cash bonuses for completed performance periods (I) in accordance with the applicable Ranger Employee Benefit Plan as in effect on February 27, 2023 or (II) otherwise in the ordinary course of business consistent with past practice, (E) establish, enter into or adopt any Ranger Employee Benefit Plan which was not in existence as of February 27, 2023 (or any arrangement that would be a Ranger Employee Benefit Plan if it had been in existence as of February 27, 2023), or amend or terminate any Ranger Employee Benefit Plan, in each case, except for (i) changes to the contractual terms of health and welfare plans made in the ordinary course of business that do not materially increase the cost to the Ranger and its Subsidiaries or (ii) entry into offer letters with newly hired employees on a form that has previously been provided by Ranger to Baytex or a form that is substantially similar thereto (and does not provide for any excluded benefits), (F) loan or advance any money or other property to any current or former directors, officers, employees or independent contractors, (G) grant to any current or former directors, officers, employees or independent contractors any right to a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties, (H) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee with an annualized base salary in excess of US$200,000 (except for a hire of an employee as is reasonably necessary to replace any employee, so long as the new employee's compensation and other terms and conditions of employment are substantially comparable to those of the employee being replaced); or (I) other than in the ordinary course of business consistent with past practice, enter into any Contract with an individual independent contractor that is not terminable at-will without prior notice or penalty to the Ranger or its Subsidiaries or materially modify or amend any Contract with an independent contractor in effect as of February 27, 2023;

(x)	enter into any Labour Agreement or recognize any labour union, works council or other labour organization as the bargaining Representative of any employees;

(xi)	(A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of another person; or (B) create any encumbrances on any property or assets of Ranger or any of its Subsidiaries in connection with any indebtedness thereof, other than certain permitted encumbrances; provided, however, that the foregoing will not restrict the incurrence of indebtedness (1) under the Ranger Credit Facility in the ordinary course of business consistent with past practice or (2) the creation of any encumbrances securing any indebtedness under the Ranger Credit Facility, so long as borrowings under the Ranger Credit Facility do not exceed the amounts disclosed to Baytex;

(xii)	other than in the ordinary course of business consistent with past practice and other than extensions of twelve months or less of any Ranger marketing Contracts on terms substantially similar to those in effect with respect to such Contract on February 27, 2023 (A) enter into any Contract that would be a contract if it were in effect on February 27, 2023 (other than Contracts entered into in connection with certain transactions permitted by the Merger Agreement) or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Contract (other than Contracts entered into in connection with certain transactions permitted by the Merger Agreement);

(xiii)	waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any Proceeding in respect of Taxes or any transaction litigation) except solely for monetary payments of no more than US$2,000,000 individually or US$8,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Merger and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Baytex or its Subsidiaries or a finding or admission of a violation of Law;

(xiv)	make or commit to make any capital expenditures that are in the aggregate greater than 110% of any amount expressly provided for in the capital budget disclosed to Baytex, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform for Ranger and its Subsidiaries (provided that Ranger will notify Baytex of any such emergency expenditure promptly);

(xv)	fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Ranger and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice;

(xvi)	elect not to participate with respect to any proposed operation regarding any of the Oil and Gas Properties that involves capital expenditures (net to the interest of Ranger and its Subsidiaries) in excess of US$250,000;

(xvii)	take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions; or

(xviii)	agree or commit to take any action that is prohibited by the foregoing.

Conduct of Business by Baytex and its Subsidiaries

In general, except as previously disclosed to Ranger, expressly permitted or required by the Merger Agreement or applicable Law or as otherwise consented to in writing by Ranger (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Merger Agreement, Baytex has agreed to, and to cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to (i) preserve substantially intact its present business organization, goodwill and assets and (ii) preserve its existing relationships with Governmental Entities and its significant customers, suppliers and others having significant business dealings with it.

In addition, except as previously disclosed to Ranger, expressly required or expressly permitted by the Merger Agreement or the Support Agreement, in relation to the acquisition and integration of Ranger and its Subsidiaries into the Baytex group, required by applicable Law or as otherwise consented to in writing by Ranger (such consent not to be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of the Merger Agreement, Baytex has agreed that it will not, and will cause its Subsidiaries not to:

(i)	declare, set aside or pay any dividends (whether in cash, shares or property or any combination thereof) on, or make any other distribution in respect of any outstanding shares in the capital of, or other equity interests in, Baytex or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of Baytex to Baytex or another Subsidiary of Baytex, (B) split, combine or reclassify any shares in the capital of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Baytex or any of its Subsidiaries, except in connection with an internal reorganization of Baytex or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Baytex or any Subsidiary of Baytex, other than in the case of clause (C), in respect of any equity awards outstanding as of February 27, 2023 or issued after February 27, 2023 in accordance with the terms of the Merger Agreement, in accordance with the terms of the Baytex Share Award Incentive Plan and applicable award agreements;

(ii)	offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares in the capital of, or other equity interests in, Baytex or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests, other than: (A) the issuance of Baytex Share or shares upon the vesting or lapse of any restrictions on any awards granted under the Baytex Share Award Incentive Plan and outstanding on February 27, 2023, (B) the grant of Baytex restricted share awards or Baytex performance share awards', in each case, under the Baytex equity plan in the ordinary course of business consistent with past practice and (C) issuances by a wholly owned Subsidiary of Baytex of such Subsidiary's shares or other equity interests to Baytex or any other wholly owned Subsidiary of Baytex;

(iii)	amend or propose to amend (A) Baytex's Organizational Documents or (B) the Organizational Documents of any of Baytex's Subsidiaries (other than, in each case, ministerial changes);

(iv)	(A) merge, consolidate, combine or amalgamate with any person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than US$50,000,000 in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v)	sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than certain permitted encumbrances) or otherwise dispose of, any portion of its assets or properties; other than (A) sales or dispositions for which the consideration is less than $100,000,000 in the aggregate (including non-operating working interests so long as they are not operated by Ranger or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Baytex and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Baytex, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include consideration, of up to 10,000 net acres in the aggregate for all such swap transactions;

(vi)	authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Baytex or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Baytex;

(vii)	change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Baytex and its Subsidiaries, except a change to U.S. reporting standards or as required by IFRS or applicable Law;

(viii)	except to the extent undertaken in the ordinary course of business consistent with past practice: (A) make, change or revoke any tax election (but excluding any election that must be made periodically and is made consistent with past practice), (B) change an annual tax accounting period, (C) change any tax accounting method, (D) file any amended tax return, (E) enter into any closing agreement with respect to Taxes, (F) settle or compromise any Proceeding regarding any Taxes, (G) surrender any right to claim a tax refund or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes (other than the extensions of time to file tax returns), in each case, solely to the extent such action would reasonably be expected to have a material and adverse impact on Baytex and its Subsidiaries following Closing;

(ix)	(A) incur, create, assume, waive or release any indebtedness or guarantee any such indebtedness of any other person or (B) incur, create, assume, waive or release any encumbrances on any property or assets of Baytex or any of its Subsidiaries in connection with any indebtedness thereof, other than permitted encumbrances; provided, however, that the foregoing shall not restrict (y) the incurrence of indebtedness (1) under the Baytex Credit Facilities, so long as such borrowings under the Baytex Credit Facilities are incurred in the ordinary course of business consistent with past practice or (2) in connection with the Debt Financing (which for the avoidance of doubt will include the incurrence of indebtedness in connection with the issuance of any senior notes or securities in lieu of any portion thereof) or (z) the creation of any encumbrances securing any indebtedness permitted by the foregoing clause (1) and clause (2);

(x)	waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise any proceedings (excluding any proceeding in respect of Taxes or any transaction litigation) except for consideration of no more than US$5,000,000 individually or US$25,000,000 in the aggregate, using fair market value of any non-cash consideration, on a basis that would not (A) prevent or materially delay consummation of the Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Baytex or its Subsidiaries or a finding or admission of a violation of law;

(xi)	make or commit to make any capital expenditures that are in the aggregate greater than $650,000,000 in the calendar year ended December 31, 2023, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Baytex and its Subsidiaries (provided that Baytex will notify Ranger of any such emergency expenditure promptly);

(xii)	fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Baytex and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice;

(xiii)	take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions; or

(xiv)	agree or commit to take any action that is prohibited by the foregoing.

Cooperation of Ranger with Respect to Financing

Ranger has agreed to use its reasonable best efforts, and will cause each of its Subsidiaries to use its reasonable best efforts, and each of them will use their reasonable best efforts to cause their respective Representatives, partners, members, officers, directors, employees, controlling persons and agents to use reasonable best efforts to provide, such timely assistance with Baytex's efforts to arrange and obtain financing, including the Debt Financing (and the offering, arrangement, syndication, marketing, and consummation thereof), in connection with the Transactions, including, but not be limited to, to the extent reasonably requested by Baytex:

•	Ranger using its reasonable best efforts to participate in, provide information with respect to and assist Baytex with, the preparation of marketing materials and rating agency presentations;

•	participation by senior management of Ranger in a reasonable number of rating agency presentations, meetings with and conference calls with financing parties and prospective financing parties (including one-on-one conference or virtual calls), road shows, due diligence sessions, drafting sessions, or other customary syndication activities, in each case upon reasonable prior notice and at times and locations to be mutually agreed by the parties in good faith;

•	delivering the information with respect to the Debt Financing to Baytex and the financing parties (and such other financial and operational information reasonably requested by Baytex or the financing parties) as promptly as reasonably practicable once available, and such further information as may be reasonably necessary for such information to remain compliant;

•	providing such other customary documents and financial and pertinent information regarding Ranger and its Subsidiaries as may be reasonably requested by Baytex and reasonably necessary for Baytex or its Representatives to prepare all pro forma financial statements reasonably necessary in connection with the Debt Financing; provided that neither Ranger nor any of its Subsidiaries or Representatives shall be required to provide any information or assistance relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates and fees and expenses relating to such debt and equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the debt financing or (C) any information related to Baytex or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of Ranger;

•	delivering customary authorization letters authorizing the distribution of marketing material to prospective investors;

•	furnishing Baytex and the financing parties promptly, and, in any event, at least seven business days prior to the closing date, with all documentation and other information in respect of Ranger that any financing party has reasonably requested in writing at least nine business days prior to the closing date that is required by domestic and regulatory authorities under applicable "beneficial ownership," "know your customer" and sanctions or anti-money laundering rules and regulations, including the USA PATRIOT Act;

•	providing reasonable and customary assistance to Baytex in connection with the issuance of securities, incurrence of debt and preparation by Baytex of the definitive documentation with respect to the Debt Financing and any cash management agreements or hedging agreements in connection therewith, including preparation of schedules thereto, borrowing of loans and/or granting of a security interest (and perfection thereof) in the assets of Ranger and its Subsidiaries, in each case by providing such pertinent information as may be reasonably requested by Baytex and to the extent reasonably available to Ranger;

•	use reasonable best efforts to obtain the consent of and assistance from any of its auditors or other advisors to the use of any financial or other expert information required to be used in the marketing material or rating agency presentations, including participation in due diligence sessions to the extent reasonably requested by Baytex and at reasonable times and upon reasonable notice, obtaining customary independent accountants' comfort letters (including customary "negative assurance" statements) and consents from the auditor(s) of the audited financial statements provided as part of the Debt Financing, including issuing any customary representation letters in connection therewith to such auditor(s) in connection with any financial statements included in any marketing materials in respect of the Debt Financing;

•	taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Baytex or any debt financing sources to permit the consummation of the Debt Financing;

•	making introductions of Baytex to Ranger's existing lenders and facilitating relevant coordination between Baytex and such lenders;

•	assisting Baytex and the financing parties in obtaining or updating corporate, facility and issue credit ratings of Baytex (which shall be the sole responsibility of Baytex);

•	cooperating with the due diligence of financing parties and their Representatives in connection with the Debt Financing, to the extent customary and reasonable, including the provision of all such information reasonably requested with respect to the property and assets of Ranger and its Subsidiaries and by providing to internal and external counsel of Baytex and the financing parties, as applicable, customary back-up certificates and factual information to support any legal opinion that such counsel may be required to deliver in connection with the Debt Financing;

•	consent to the use of all of Ranger's and its Subsidiaries' logos in connection with the Debt Financing;

•	provide reasonable cooperation reasonably required by Baytex in connection with the preparation of the offers to purchase and consent solicitation statements, letters of transmittal and other related documents in respect of any offer to purchase the Existing Ranger Notes, including with respect to Ranger's and / or its applicable Subsidiaries' execution of supplemental indentures reflecting amendments to the indentures applicable to the Existing Ranger Notes subject to any offer to purchase such notes, to the extent approved by any required consents of holders of the Existing Ranger Notes; and

•	in lieu of Baytex commencing or closing an offer to purchase the Existing Ranger Notes, following the receipt of written request of Ranger and to the extent permitted by the indenture under which the Existing Ranger Notes were issued, take any actions reasonably requested to facilitate the redemption, satisfaction and/or discharge of any or all of Ranger's obligations under the Existing Ranger Notes, including (A) requesting the trustee take such actions to facilitate the redemption, satisfaction and/or discharge of the Existing Ranger Notes and (B) delivering a conditional notice of redemption subject only to payment of the redemption price and the occurrence of the closing.

Neither Ranger nor any of its Affiliates will be required to take any of the actions listed above that would require certain extraordinary measures or cause certain extraordinary results, in each case as set forth in the Merger Agreement. Furthermore, Ranger's breach of any of the covenants required to be performed by it under this section will not be considered in determining the satisfaction of the condition set forth in the fifth bullet in the section entitled "The Merger Agreement – Conditions to Completion of the Merger – Mutual Conditions", so long as Ranger has acted reasonably, diligently and in good faith to fulfill its obligation to consummate, and obtain the proceeds of, the Debt Financing at or prior to Closing.

No Third Party Beneficiaries

Nothing in the Merger Agreement, express or implied, is intended to or confers upon any person other than Baytex or Ranger, any right, benefit or remedy of any nature whatsoever under or by reason of the Merger Agreement, except:

•	financing sources will be express-third party beneficiaries of, and will be entitled to rely on certain provisions of the Merger Agreement;

•	from and after the Effective Time, the rights of the holders of shares of Ranger Class A Common Stock to receive the Consideration; and

•	from and after the Effective Time, the rights of the indemnified persons to enforce the obligations described under "Effect of the Merger – The Merger Agreement – Indemnification and Insurance" in this Information Circular.

Amendments and Waivers

Subject to applicable Law, (i) any provision of the Merger Agreement may be amended by written agreement of each of the Parties; provided that, once approved by the Ranger Shareholders, no amendments to the Merger Agreement which by law would require further approval by the Ranger Shareholders shall be made without first obtaining such further approval, and (ii) either Party may waive the other Party's compliance with the terms of the Merger Agreement. To the extent any amendments or waiver of certain provisions of the Merger Agreement is sought that is adverse to the rights of the financing sources, the prior written consent of the lenders is required before such amendment or waiver is rendered effective.

Specific Performance

In addition to any other remedy that may be available to each Party under the terms of the Merger Agreement, at law or in equity, including monetary damages, prior to the termination of the Merger Agreement, each of the Parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Governing Law

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

Baytex Board and Combined Company Management of Baytex after the Transactions

Following the Merger, Baytex will continue to be led by Eric T. Greager, President and CEO of Baytex and the Baytex leadership team. Baytex intends to add one senior operational leader (Julia Gwaltney) to the Baytex leadership team and retain the Ranger teams operating in Houston, Texas.

Additionally, concurrent with Closing and pursuant to the terms of the IRRA, Baytex has agreed to take appropriate actions to cause the Ranger Designees (being Jeffrey E. Wojahn and one additional independent director to be chosen by Ranger from the directors serving on the Ranger Board as of February 27, 2023) to be elected or appointed to the Baytex Board and thereafter, the Baytex Board will, subject to the terms of the IRRA, will cause the Ranger Designees (provided they are willing to serve) to be nominated to serve on the Baytex Board at any election of Baytex directors occurring on or before December 31, 2024.

If a Ranger Designee is unable or unwilling to serve as member of the go forward Baytex Board, the Ranger Board will be permitted to substitute an alternate designee (such person considered a "Ranger Designee") pursuant to the IRRA. The right to substitute a Ranger Designee shall terminate on December 31, 2024. The designation of any Ranger Designee (including an alternate) is subject to the provisions of the IRRA and conditioned on the receipt of such information as may be reasonably requested from such Ranger Designee in order to evaluate the Ranger Designee's qualifications (including such Ranger Designee's status as an independent director).

Employee Matters

Pursuant to the Merger Agreement, Baytex has agreed that for a period of twelve months following the Effective Time (or, if an applicable employee's employment earlier terminates, through such date of termination), Baytex shall, or shall cause the applicable Subsidiary of Baytex to, provide each employee of Ranger and its Subsidiaries who is an employee of Ranger and its Subsidiaries immediately prior to the Closing and who continues in employment with Baytex following the Closing (each, a "Continuing Employee"): (i) base salary or hourly wage rate, as applicable, and a target annual cash bonus opportunity, (ii) severance and termination benefits that are no less favourable than those applicable to such Continuing Employee (if applicable) immediately before the Effective Time, and which severance and termination benefits are previously disclosed to Baytex and (iii) employee benefits (excluding severance and termination benefits, defined benefit pension, post-employment health and welfare benefits, and change of control, retention or other one-off awards) that are (A) substantially the same in the aggregate to the compensation and employee benefits to which such Continuing Employee was entitled immediately prior to the Effective Time, (B) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated employees employed by Baytex or any of its Subsidiaries or (C) a combination of the foregoing.

•	Baytex acknowledges that that the Transactions contemplated by the Merger Agreement shall constitute a "Change in Control" or "Change of Control" or term or concept of similar import of Ranger and its Subsidiaries under the terms of the Ranger Benefit Plan.

•	From and after the Effective Time, the combined company shall honor all obligations and rights under the Ranger Benefit Plan in accordance with their terms and under all employment, severance, change in control, retention and other agreements, if any, between Ranger or a Subsidiary and a Continuing Employee, including certain scheduled Ranger Benefit Plans (provided that this will not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable arrangements).

•	Baytex shall, or shall cause the combined company and its respective Subsidiaries to, use reasonable best efforts to credit the Continuing Employees for purposes of vesting, eligibility, severance and benefit accrual under the any Employee Benefit Plan (other than for any purposes with respect to any defined benefit plans, retiree medical benefits or disability benefits, equity or equity based award granted after the Effective Time or nonqualified deferred compensation plans) in which the Continuing Employees participate, for such Continuing Employee's service with Ranger and its Subsidiaries to the same extent and for the same purposes that such service was taken into account under a corresponding Ranger Benefit Plan in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits or compensation.

•	The Parties shall, or shall cause the combined company and its Subsidiaries to, use reasonable best efforts to waive any limitation on health coverage of any Continuing Employee or their covered dependents due to pre-existing condition and/or waiting periods, active employment requirements and requirements to show evidence of good health under any Employee Benefit Plan in which the Continuing Employees participate to the extent such Continuing Employees or dependents are covered under an analogous Ranger Benefit Plan immediately prior to the Closing Date and such conditions, periods or requirements are satisfied or waived under such Ranger Benefit Plan, and provide credit to Continuing Employees for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Ranger Benefit Plan in effect immediately prior to the Closing Date.

•	If requested by Baytex in writing no later than three Business Days prior to the Closing Date, Ranger will cause Ranger and its Subsidiaries to take all necessary and appropriate actions to cause each 401(k) plan to be terminated and all participants to cease participating under any such 401(k) plan, in each case, no later than the Business Day preceding the Closing Date. In the event the Ranger 401(k) plan is terminated, Baytex will take any and all reasonable actions as may be reasonably required, to cause the Baytex 401(k) plan to accept eligible rollover distributions in the form of cash in an amount equal to the full account balance distributed or distributable to the applicable Continuing Employee from the Ranger 401(k) plan to the Baytex 401(k) plan, including any outstanding loans, and cause each Continuing Employee to become a participant in the Baytex 401(k) plan as of the closing date (subject to any applicable eligibility requirements).

•	Each Ranger employee participating in the 2022 Bonus Plan (i) will receive, on the regularly-scheduled payment date for annual bonuses under the under the 2022 Bonus Plan an amount equal to (x) 50% times (y) 135% of the employee's target 2022 annual bonus (such amount, the "2022 Bonus Payment") and (ii) will be eligible to receive a retention bonus payment equal to the 2022 Bonus Payment within five Business Days following Closing, provided that such employee either (a) remains employed with Baytex following the Closing Date or b) undergoes an involuntary termination of the employee's employment on the Closing Date by Ranger or its affiliates without "cause" (as defined in the Ranger Equity Plan) at the direction of Baytex.

•	Continuing Employees who were eligible to participate in the Ranger's short-term cash incentive plan for the 2023 calendar year (the "2023 Bonus Plan" and each such Continuing Employee, a "Participating Employee") will cease participation in the 2023 Bonus Plan and will commence participation in Baytex's short-term cash incentive program for the 2023 calendar year (the "Baytex 2023 Bonus Program"), in each case, effective as of Closing. In the event that a Participating Employee experiences an involuntary termination (a "Separated Participant") (the date of such Separated Participant's termination of employment, the "Participant's Separation Date") prior to the regularly scheduled payment date for annual bonuses under the Baytex 2023 Bonus Program, solely to the extent that such Participating Employee is not already entitled to a prorated annual cash incentive payment pursuant to an existing severance arrangement, Baytex will pay, or will cause the combined company to pay, to such Separated Participant, an amount in cash equal to the Separated Participant's annual cash incentive payment with respect to the 2023 calendar year, (i) based on Baytex's assessment of performance through the Participant's Separation Date and (ii) prorated for the number of days that have elapsed in such calendar year through and including the Participant's Separation Date, within 30 days following such Participant's Separation Date. "Involuntary Termination" means termination of such Participating Employee's employment by Ranger or its Affiliates without "Cause" (as defined in the Ranger Equity Plan). With respect to any Ranger Employee (i) who was eligible to participate in the 2023 Bonus Plan and (ii) whose employment is terminated in an Involuntary Termination on the Closing Date at the direction of Baytex, solely to the extent that such Ranger Employee is not already entitled to a prorated annual cash incentive payment pursuant to an existing severance arrangement, Baytex will, or will cause the combined company and its respective Subsidiaries to, pay each such Ranger Employee, an amount in cash equal to such Ranger Employee's target annual cash incentive payment with respect to the 2023 calendar year, prorated for the number of days that have elapsed in such calendar year through and including the Closing Date, within thirty days following the Closing Date.

•	As soon as practicable following Closing, each Continuing Employee will be eligible to receive an annual equity grant pursuant to the Baytex equity plan with equivalent grant date fair value to the grant such employee would have received had such employee been employed by Baytex as of January 1, 2023 (and in no event will such grant date fair value be less than the grant date fair value of such employee's 2023 long-term incentive plan target, as provided to Baytex by Ranger), subject to the same terms and conditions as similarly situated employees of Baytex.

•	From February 27, 2023 until the Closing Date, Baytex will, or will cause its applicable Subsidiary to, adopt a severance plan with the terms previously disclosed to Ranger. Baytex will provide the Ranger with a copy of such severance plan and will consider in good faith any reasonable comments provided by the Ranger thereon.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to (i) prevent Baytex, the surviving corporation or any of their respective Affiliates from terminating the employment or service of any person at any time and for any reason, (ii) provide any person any right to employment or service or continued employment or service with Baytex or any of its Subsidiaries or any particular term or condition of employment or service or (iii) prevent Baytex, the surviving corporation or any of their respective Affiliates from terminating, revising or amending any Baytex Benefit Plan, Ranger Benefit Plan or other Employee Benefit Plans sponsored, maintained or contributed to by Baytex, Ranger or any of their respective Subsidiaries.

Treatment of Ranger Equity-Based Awards

Ranger TRSU Awards and Ranger PBRSU Awards

Pursuant to the Merger Agreement, each award issued pursuant to Ranger's 2019 Management Incentive Plan or any inducement award agreement (collectively, the "Ranger Equity Plan") of (i) restricted stock units subject to time-based vesting (the "Ranger TRSU Awards"), other than any Ranger TRSU Awards held by Ranger's non-employee directors (the "Ranger Director TRSU Awards"), and (ii) restricted stock units subject to performance-based vesting (the "Ranger PBRSU Awards"), in each case, that is outstanding immediately prior to the Effective Time, will be converted into time-vested awards with respect to Baytex Shares (the "Converted Baytex TRSU Awards") at Closing, with the number of Baytex Shares subject to the Converted Baytex TRSU Awards equal to the product of (i) the number of shares of Ranger Common Stock subject to the Ranger TRSU Award or Ranger PBRSU Award (at maximum level of performance), as applicable, multiplied by (ii) the sum of: (x) the Cash Consideration divided by the volume weighted average price of Baytex Shares on the NYSE for the five consecutive Trading Days immediately prior to the Closing as reported by Bloomberg, L.P.; and (y) the Share Consideration, rounded up to the nearest whole Baytex Share. See "Ranger Equity-Based Awards" in Appendix D for the number of Ranger TRSU Awards, Director TRSU Awards and Ranger PBRSU Awards outstanding as of the date of this Information Circular.

Converted Baytex TRSU Awards will continue to be subject to the terms and conditions of the Ranger Equity Plan. Each Converted Baytex TRSU Award in respect of Ranger TRSU Awards will remain subject to the same vesting schedule and Converted Baytex TRSU Awards in respect of Ranger PBRSU Awards will be converted based on the number of shares payable upon maximum performance and will remain subject to the same time-vesting schedule. See Appendix I – Information Concerning Ranger Oil Corporation for further information on the Ranger TRSU Awards, the Ranger Director TRSU Awards, and the Ranger PBRSU Awards.

Notwithstanding the foregoing, upon (i) an involuntary termination of the Ranger Shareholder's employment or service by Baytex, Ranger or any of their Subsidiaries without "Cause" (as defined in the Ranger Equity Plan) or (ii) solely with respect to a Converted Baytex TRSU Award that was converted from a Ranger TRSU Award or Ranger PBRSU Award that had such a provision in the award agreement pursuant to which such Ranger TRSU Award or and Ranger PBRSU Award was granted, a resignation by the holder for "Good Reason" (as defined in such applicable award agreement), in each case, that occurs on or within twelve months following the Effective Time, such awards will immediately vest in full as of such termination date.

Any dividend equivalents that have been accrued with respect to Ranger Convertible Awards will become payable ratably if and when such underlying Converted Baytex TRSU Award vests.

Ranger Director TRSU Awards

Each Ranger Director TRSU Award will vest in full at the Effective Time and, by virtue of the occurrence of Closing, be cancelled and converted into the right to receive, at the Effective Time, without interest, the Consideration with respect to each share of Ranger Common Stock subject to such Ranger Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Ranger Director TRSU Award that remain unpaid as of the Effective Time. Following the Effective Time, no such Ranger Director TRSU Award that was outstanding immediately prior to the Effective Time will remain outstanding. No fractional Baytex Share will be issued in respect of a Ranger Director TRSU Award, and any such fractional Baytex Share will instead be paid in cash.

Support Agreement

General

On February 27, 2023, following the execution of the Merger Agreement, the Ranger Class B Holders entered into the Support Agreement, pursuant to which they agreed, except in limited circumstances, subject to the terms and conditions of the Support Agreement, to (i) vote in favour of the Merger, (ii) not transfer their Ranger Class B Common Stock and Opco Common Units between signing the Merger Agreement and Closing and (iii) complete the Opco Unit Exchange. Following the Opco Unit Exchange, no shares of Ranger Class B Common Stock will remain outstanding. The Support Agreement covers a total of 22,548,998 shares of Ranger Class B Common Stock owned by the Ranger Class B Holders, representing approximately 54% of the outstanding shares of Ranger Common Stock, and a total of 22,548,998 Opco Common Units owned by the Ranger Class B Holders.

Agreement to Vote

Pursuant to the Support Agreement, the Ranger Class B Holders have agreed that, except in limited circumstances, during the term of the Support Agreement at any annual or special meeting of Ranger Shareholders with respect to the following matters (and at every adjournment or postponement thereof), each such Ranger Class B Holder will vote (including via proxy) all of the Ranger Class B Common Stock beneficially owned by that Ranger Class B Holder at such time (the "Subject Shares" (or cause the holder of record on any applicable record date to vote (including via proxy) of the Subject Shares):

•	in favour of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the Ranger Shareholders in order to effect the Merger;

•	against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Ranger or any of its Subsidiaries that is prohibited by the Merger Agreement (unless, in each case, such transaction is approved in writing by Baytex) or any Ranger Competing Proposal; and

•	against any amendment of Ranger's articles of incorporation or bylaws or other proposal or transaction involving Ranger or any of its Subsidiaries, which amendment or other proposal or Transaction would reasonably be expected to materially delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the Transactions or change in any manner the voting rights of any outstanding class of capital stock of the Ranger.

The Ranger Class B Holders have also agreed that in the event that any meeting of the Ranger Shareholders is held for the purpose of acting on any matter specified above, the Ranger Class B Holders will appear at such meeting or otherwise cause all of the Subject Shares beneficially owned by such Ranger Class B Holder on such date to be counted as present thereat for purposes of establishing a quorum.

Transfer Restrictions

The Ranger Class B Holders have also agreed to certain restrictions on the transfer of their respective Subject Shares and Opco Common Units (together, the "Subject Securities") prior to the termination of the Support Agreement. Each has agreed not to, (i) transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the transfer of, any of its Subject Securities (or any interest therein) to any person or (ii) grant any proxies, or deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities to the extent such proxies/deposits would violate the terms of the Support Agreement. However, the Ranger Class B Holders shall have the right to transfer its Subject Securities to an Affiliate if such Affiliate shall have agreed in writing (i) to accept such Subject Securities subject to the terms and conditions of the Support Agreement, and (ii) to be bound by the Support Agreement as if it were "a shareholder" for all purposes of the Support Agreement; provided, however, that no such transfer shall relieve such Ranger Class B Holder from its obligations under the Support Agreement with respect to any Subject Shares it continues to beneficially own.

Non-Solicitation

Additionally, the Ranger Class B Holders have agreed, subject to the terms of the Merger Agreement, that they shall not, and shall cause their Affiliates and shall use their reasonable best efforts to cause their respective Representatives not to, directly or indirectly:

•	initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Ranger Competing Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Ranger Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Ranger Competing Proposal;

•	furnish any information regarding Ranger or its Subsidiaries, or access to the properties, assets or employees of Ranger or its Subsidiaries, to any person in connection with or in response to any Ranger Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Ranger Competing Proposal; and

•	enter into any letter of intent or agreement in principle, or other agreement providing for a Ranger Competing Proposal.

Tax Matters

Baytex and the Ranger Class B Holders have agreed to certain tax matters, including, among other things, that the Ranger Class B Holders must not take any action that would reasonably be expected to prevent the Transactions from being treated consistently with the intended U.S. federal income tax treatment.

Termination

The Support Agreement terminates automatically upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) as to a shareholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such shareholder's consent that reduces the Consideration to be received by such shareholder or extends the Outside Date; and by mutual written consent of the Parties.

However, if Baytex has failed to hold the Meeting for the purpose of obtaining the approval of the Merger Resolution no later than the 60th day following the date the Form F-4 is initially filed with the SEC, then if at any time prior to receipt of approval of the Merger Resolution by Baytex Shareholders a Ranger Recommendation Change in accordance with the terms of the Merger Agreement occurs, the Support Agreement shall automatically terminate (without any further action of the parties).

Governing Law

The Support Agreement is governed by Delaware law, without giving effect to the principles of conflicts of law thereof.

For the complete terms of the Support Agreement see Exhibit "A" to the Merger Agreement attached to this Information Circular as Appendix B.

IRRA

General

Concurrently with the execution and delivery of the Merger Agreement, Baytex entered into the IRRA with the Ranger Class B Holders. The IRRA provides for certain (i) registration rights with respect to the Baytex Shares held by the Ranger Class B Holders immediately after the Closing, (ii) certain governance matters, (iii) restrictions on transfer and (iv) certain other matters.

Ranger Designees

Concurrent with Closing, subject to the terms of the IRRA, Baytex will take appropriate actions to cause the Ranger Designees to be elected or appointed to the Baytex Board and thereafter, the Baytex Board will, subject to the terms of the IRRA, cause the Ranger Designees (provided they are willing to serve) to be nominated to serve on the Baytex Board at any election of directors occurring on or before December 31, 2024. Neither Baytex nor the Baytex Board will be required to nominate the Ranger Designees to serve on the Baytex Board after the December 31, 2024 or otherwise elect or appoint the Ranger nominees to the Baytex Board after the election or appointment of the Ranger Designees following Closing. The Ranger Board will be permitted to substitute an alternate Ranger Designee if a Ranger Designee becomes unable or unwilling to serve.

Lock-Up

Pursuant to the IRRA, during the period commencing at Closing and ending on the date that is 90 days following the Closing (the "First Lock-Up Period"), no Ranger Class B Holder or its Permitted Transferees will, directly or indirectly, sell, offer or agree to sell, or otherwise transfer, or loan or pledge (other than a pledge in connection with a bona fide third party debt financing), through swap or hedging transactions, or grant any option to purchase, make any short sale or otherwise dispose of ("Transfer"), any of the Restricted Shares, except as otherwise permitted under the IRRA, as reviewed below. During the period commencing on the date that 90 days following Closing and ending on the date that is 180 days following the Closing (the "Second Lock-Up Period"), a Ranger Class B Holder or its Permitted Transferees may only Transfer a maximum of one-third of the Registrable Securities (the "Second Threshold Amount"), except as permitted by Section 3(b) of the IRRA. During the period commencing on the date that 180 days following the Closing and ending on the date that is 270 days following the Closing (the "Third Lock-Up Period"), a Ranger Class B Holder or its Permitted Transferees may only Transfer a maximum of two-thirds of the Registrable Securities (the "Third Threshold Amount"), except as otherwise permitted under the IRRA, as reviewed below. The Restricted Shares shall cease to be "Restricted Shares" and shall be released from the restrictions on Transfer under the IRRA following each applicable Lock-Up Period. However, if a Ranger Class B Holder or its Permitted Transferees elects not to sell a number of Registrable Securities equal to such Ranger Class B Holder's or its Permitted Transferee's Second Threshold Amount during the Second Lock-Up Period or such Ranger Class B Holder's or its Permitted Transferee's Third Threshold Amount during the Third Lock-Up Period, another Ranger Class B Holder or its Permitted Transferees may elect to sell an additional number of Registrable Securities held by such Ranger Class B Holder or its Permitted Transferees so long as the total number of Registrable Securities sold by all Ranger Class B Holder and their Permitted Transferees in the Second Lock-Up Period does not exceed one-third of the Registrable Securities issued to the Ranger Class B Holders as of the Closing Date pursuant to the Merger Agreement, and in the Third Lock-Up Period does not exceed two-thirds of the Registrable Securities issued to the Ranger Class B Holders as of the Closing Date pursuant to the Merger Agreement.

Subject to the other terms and conditions of the Section 3 of the IRRA, a Ranger Class B Holder or its Permitted Transferees may Transfer Restricted Shares to a Permitted Transferee (a "Permitted Transfer"); provided, however, that it shall be a condition to any Permitted Transfer that the Permitted Transferee execute a joinder to the IRRA in the form attached as Exhibit A thereto (at which time, such Permitted Transferee will be deemed a Ranger Class B Holder or its Permitted Transferee for purposes of the IRRA) and shall be bound by each provision there applicable to a Ranger Class B Holder or its Permitted Transferee.

General Transfer Restrictions

No Ranger Class B Holder will, either individually or acting together with any other Ranger Class B Holder knowingly transfer any Juniper Shares to any person or group who (1) is an activist; or (2) any person or group who, after giving effect to such transfer and to the transferring Ranger Class B Holder's knowledge, would own 10% or more of the outstanding Baytex Shares (excluding any such person or group who acquires such subject securities in any block trade in which a broker-dealer serves as a bona fide financial intermediary); provided, however, the Juniper Shares may be transferred in connection with the commencement of any tender offer or exchange offer, take-over bid, or Baytex's entry into a definitive agreement with respect to a merger, arrangement, consolidation or other similar transaction, in each case which tender offer, exchange offer, take-over bid or definitive agreement has been approved or recommended by the Baytex Board or a committee thereof provided that such transfer is subject to or conditioned upon the completion thereof.

However, the foregoing transfer restrictions will not apply to (1) any transfer effected through an underwritten offering, block trade or other coordinated offering pursuant to an exercise of the registration rights pursuant to the terms of the IRRA, or (2) any transfer effected through an open market transaction, block trade (other than if a demanding holder wishes to engage a block trade) or brokerage sale conducted through a market maker or broker. The subject shares held by a shareholder, whether represented by certificates or in book entry form, will bear a legend outlined in the IRRA.

Registration Rights

Shelf Registration

As promptly as practicable and in any event within 30 days following Closing, Baytex shall file with the SEC a Registration Statement covering the resale or other disposition of all of the Registrable Securities of holders that have furnished in writing by the Closing Date the information requested under the terms of the IRRA (a "Shelf Registration Statement"). Baytex will use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC within three Business Days after the later of the date that (i) Baytex learns that no review of such Shelf Registration Statement will be made by the SEC and (ii) the SEC has no further comments on the Shelf Registration Statement.

Underwritten Offerings

Subject to the terms of the IRRA, a demanding holder will have the right to make written requests to Baytex for an underwritten offering pursuant to a Registration Statement filed with the SEC pursuant to the terms of the IRRA (an "Underwritten Demand"). Subject to the terms of the IRRA, Baytex must include in such underwritten offering all of the Registrable Securities requested by any holders for inclusion in such Underwritten Demand. The demanding holders will have the right to select the managing underwriter(s) to administer any underwritten offering related to Underwritten Demands subject to the approval of Baytex, which approval must not be withheld unreasonably. In no event will Baytex be required to effect (i) an underwritten offering if Baytex has undertaken an underwritten offering within 90 days preceding the date of the request for such underwritten offering in which a demanding holder has sold securities or (ii) more than five underwritten offerings relating to Underwritten Demands in the aggregate; provided, that an underwritten offering will not be considered made unless the selling holder disposes of at least 75% of the Registrable Securities sought to be included in the offering.

Piggyback Registration

If Baytex at any time proposes for any reason (other than a shelf registration, underwritten offering, block trade, or other coordinated offering pursuant to the IRRA) to (i) register Baytex Shares under the Securities Act (other than on Form F-4, Form S-4, Form F-8 or Form S-8 promulgated under the Securities Act or any successor forms thereto) or (ii) consummate an underwritten offering, in either case, for its own account or for the account of other Baytex Shareholders, it will promptly give notice of such proposed action to the demanding holders as soon as reasonably practicable (but in the case of filing a Registration Statement, no later than twenty days before the anticipated filing date), which notice must offer to all of the demanding holders the opportunity to register or offer for sale such number of Registrable Securities as such demanding holders may request (such registration, a "Piggyback Registration"). Baytex will use its commercially reasonable efforts to cause all such Registrable Securities for which such a request(s) is timely received by Baytex to be included in such Piggyback Registration on the same terms and conditions as the Baytex Shares otherwise being sold in such Piggyback Registration, and in any event, Baytex will include the Registrable Securities on the same terms and conditions as the Baytex Shares otherwise being sold in such Piggyback Registration.

Block Trade; Other Coordinated Offerings.

Subject to the terms of the IRRA, at any time and from time to time when an effective Registration Statement is on file with the SEC, if a demanding holder wishes to engage in (i) an underwritten registered offering not involving a "roadshow," an offer commonly known as a "block trade" or (ii) an "at the market" or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an "other coordinated offering"), in each case, (a) with a total offering price reasonably expected to exceed, in the aggregate, US$25 million or (b) involving all remaining Registrable Securities held by the demanding holder, then if such demanding holder requires any assistance from Baytex pursuant to the IRRA, the applicable holders will notify Baytex of the block trade or other coordinated offering and Baytex will as expeditiously as possible use its commercially reasonable efforts to facilitate such block trade or other coordinated offering; provided that (x) the demanding holders representing a majority of the Registrable Securities wishing to engage in the block trade or other coordinated offering will use commercially reasonable efforts to work with Baytex and any underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the block trade or other coordinated offering and (y) any sales of Registerable Securities in Canada may only be made to the extent permitted by Canadian Securities Laws.

Holdback Agreement

In connection with any underwritten offering in which a holder includes Registrable Securities pursuant to the IRRA, each such holder agrees to execute and deliver a lock-up agreement pursuant to which such holder agrees with the underwriter not to sell or purchase any securities of Baytex for the shorter of (i) the same period of time following the underwritten offering as is agreed to by Baytex and the other participating holders (not to exceed the shortest number of days that a director of Baytex, "executive officer" (as defined under Rule 3b-7 of the Exchange Act) of Baytex or any Baytex Shareholder (other than such holder or director or employee of, or consultant to, Baytex) who owns 10% or more of the outstanding Baytex Shares contractually agrees with the underwriters of such underwritten offering not to sell any securities of Baytex following such underwritten offering and (ii) 30 days from the date of the execution of the underwriting agreement with respect to such underwritten offering).

Standstill Restrictions

The Ranger Class B Holders have agreed to certain customary standstill restrictions that would apply from Closing until the Ranger Class B Holders cease to beneficially own at least 5% of the outstanding Baytex Shares.

Governing Law

The IRRA is governed by Delaware law, without giving effect to the principles of conflicts of law thereof.

PROCEDURE FOR THE MERGER TO BECOME EFFECTIVE

Procedural Steps

The Merger is to be effected in accordance with the terms and conditions of the Merger Agreement, the DLLCA and the VSCA. The Merger Agreement is governed by the laws of the State of Delaware. The following procedural steps must be taken in order for the Merger to become effective:

(a)	the Merger Resolution must be approved by the Baytex Shareholders at the Meeting;

(b)	the Ranger Shareholder Approval must be obtained from the Ranger Shareholders;

(c)	any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired;

(d)	the Form F-4 shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop or order;

(e)	the Baytex Shares to be issued pursuant to the Merger Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject to the satisfaction of customary listing conditions;

(f)	all conditions precedent to the Merger, as set forth in the Merger Agreement, must be satisfied or waived by the appropriate Party; and

(g)	the Certificate of Merger must be filed with the Secretary of State of the State of Delaware and the VA SCC.

There is no assurance that the conditions set out in the Merger Agreement will be satisfied or waived on a timely basis or at all.

Baytex Shareholder Approval

It is a condition to the completion of the Merger that the Merger Resolution be approved at the Meeting by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Meeting. See "Matters to be Acted Upon at the Meeting".

It is the intention of the persons named in the enclosed form of proxy for the Meeting, if not expressly directed to the contrary in such form of proxy, to vote such proxy in favour of the Merger Resolution. See "Matters to be Acted upon at the Meeting".

Regulatory Approvals

The Merger Agreement provides that receipt of all required regulatory approvals including, without limitation, conditional approval of the TSX and the NYSE for listing of the Baytex Shares issuable pursuant to the Merger is a condition precedent to the Merger becoming effective. See "Effect of the Merger".

Stock Exchange Listings

Baytex is a reporting issuer or the equivalent under the Canadian Securities Laws of each of the provinces of Canada, and as of the date of this Information Circular qualifies as a "foreign private issuer" for the purposes of its U.S. securities filings. The Baytex Shares are listed and posted for trading on the TSX and the NYSE under the symbol "BTE".

On February 27, 2023, the last full Trading Day on which the Baytex Shares traded prior to the day the Merger was announced, the closing price of the Baytex Shares on the TSX was $5.83 and the closing price of the Baytex Shares on the NYSE was US$4.31. On April 3, 2023 the last Trading Day prior to the date of this Information Circular, closing prices of the Baytex Shares on the TSX and the NYSE were $5.42 and US$4.03, respectively. See "Market for Securities" in Appendix F – Information Concerning Baytex Energy Corp.

Under Section 611 of the TSX Company Manual, shareholder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition non-diluted basis. Under the terms of the Merger Agreement, Baytex has agreed to issue 7.49 Baytex Shares plus US$13.31 in cash for each Eligible Share held immediately prior to the Effective Time and to convert each Ranger Convertible Award that is outstanding immediately prior to the Effective Time into Converted Baytex TRSU Awards. Issuances by Ranger of Ranger Class A Common Stock are restricted under the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of Baytex. As a result, the actual number of Baytex Shares that will be issued or issuable pursuant to the Transactions and the granting of Converted Baytex TRSU Awards pursuant to the conversion of outstanding Ranger Convertible Awards at the Effective Time will depend on the number of shares of Ranger Class A Common Stock and Ranger Convertible Awards outstanding at such time.

Based on the number of shares of Ranger Common Stock and Ranger Convertible Awards outstanding as of April 3, 2023, Baytex anticipates that up to 323,323,741 Baytex Shares will be issued or issuable under the terms of the Merger Agreement, which represents approximately 59% of the issued and outstanding Baytex Shares as of April 3, 2023. Accordingly, Baytex Shareholders are required, pursuant to Section 611 of the TSX Company Manual, to approve the issuance of such number of Baytex Shares as is necessary under the Merger Agreement to issue the Share Consideration and issuable pursuant to Converted Baytex TRSU Awards. Baytex will not be able to satisfy the listing requirements of the TSX unless the Merger Resolution is approved.

Despite the fact that Baytex Shareholders are being asked to approve the issuance of up to 323,323,741 Baytex Shares (representing 59% of the current issued and outstanding Baytex Shares), based on the number of shares of Ranger Common Stock and Ranger Convertible Awards outstanding as of April 3, 2023, Baytex expects that it would issue up to approximately 322,823,741 Baytex Shares in connection with the Transactions and is seeking approval of the Baytex Shareholders for the issuance of up to 500,000 additional Baytex Shares to account for clerical and administrative matters in accordance with policies of the TSX, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the Merger. The actual number of Baytex Shares to be issued or reserved for issuance under the Merger Agreement will be determined immediately prior to the Effective Time based on the Share Consideration, the number of shares of Ranger Class A Common Stock outstanding at such time and the number of Ranger Convertible Awards outstanding at such time. If the Merger Resolution is approved, the TSX will generally not require further Baytex Shareholder approval for the issuance of up to an additional 80,830,935 Baytex Shares, such number being 25% of the number of Baytex Shares approved by Baytex Shareholders for the Merger.

The completion of the Transactions is conditioned upon receipt of conditional listing approval for the listing of the Baytex Shares issuable under the Merger Agreement on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing conditions, prior to the Effective Time. The TSX has conditionally approved the listing of the Baytex Shares to be issued to Ranger Shareholders pursuant to the Merger. Listing is subject to Baytex fulfilling all of the listing requirements of the TSX. A supplemental listing application will be submitted to the NYSE.

Timing

Subject to all conditions precedent to the Merger as set forth in the Merger Agreement being satisfied or waived by the appropriate Party, the Merger will become effective upon the filing of the Certificate of Merger. If the Meeting is held and the Merger Resolution is approved as required by the Merger Agreement and all other conditions specified in the Merger Agreement are satisfied or waived, Baytex and Ranger expect the Closing Date to occur in the second quarter of 2023. It is not possible, however, to state with certainty when the Closing Date will occur. Additionally, the Closing Date could be delayed for a number of reasons, which may be beyond the control of Baytex and Ranger.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Baytex Directors and Executive Officers

To the knowledge of Baytex, the directors and executive officers of Baytex have no material interest in the Merger or the Merger Resolution that differs from the interests of Baytex Shareholders generally.

Ranger Directors and Executive Officers

As at the date hereof, the current directors and executive officers of Ranger and their associates and Affiliates, as a group, beneficially own, or control or direct, directly or indirectly, 54% of the issued and outstanding shares of Ranger Common Stock (on a non-diluted basis), including those beneficially owned by Mr. Geiser.

Immediately following the completion of the Merger, Ranger Shareholders will own collectively approximately 37% of the total number of Baytex Shares, calculated based on the issued and outstanding shares of Ranger Common Stock and the issued and outstanding Baytex Shares, each as of April 3, 2023. Upon completion of the Transactions, it is currently anticipated that the Ranger Class B Holders (being Juniper Capital Advisors, L.P. through its Affiliates, JSTX and Rocky Creek) will own approximately 19.7% of the issued and outstanding Baytex Shares (representing ownership of an aggregate of 168,891,995 Baytex Shares on a non-diluted basis).

The Ranger Class B Holders have entered into the Support Agreement in connection with the Merger. See "Effect of the Merger – Support Agreement".

All of the shares of Ranger Common Stock held by such directors and executive officers of Ranger and their associates will be treated in the same fashion under the Merger as the shares of Ranger Common Stock held by any other Ranger Shareholder. If the Merger is completed, the directors and executive officers of Ranger and their associates will receive in exchange for such shares of Ranger Common Stock an aggregate of approximately 19.8% Baytex Shares (on a non-diluted basis).

As at April 3, 2023, the directors and executive officers of Ranger did not beneficially own, control or direct, directly or indirectly, any Baytex Shares.

LEGAL MATTERS

Certain Canadian legal matters relating to the Merger are to be passed upon by BDP, Canadian counsel to Baytex and Stikeman, Canadian counsel to Ranger. V&E, U.S. counsel for Baytex, represented Baytex in connection with the Transactions and K&E, U.S. counsel for Ranger, represented Ranger in connection with the Transactions.

INTERESTS OF EXPERTS

The following persons and companies have prepared certain sections of this Information Circular and/or Appendices attached hereto as described below, or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Information Circular.

Name of Person or Company	Nature of Relationship
CIBC	Authors responsible for the preparation of the CIBC Fairness Opinion

KPMG LLP(2)	Auditors of Baytex

Grant Thornton LLP(3)	Auditors of Ranger

McDaniel & Associates Consultants Ltd.(1)	Independent qualified reserves evaluator of in respect of the Baytex Reserves Report and the McDaniel Ranger Reserves Report.

Notes:

(1)	To the knowledge of Baytex, neither McDaniel nor any designated professionals of McDaniel held securities representing more than 1% of all issued and outstanding Baytex Shares or shares of Ranger Common Stock as at the date of the statement, report or valuation in question and none of McDaniel nor any designated professional of McDaniel is or is expected to be elected, appointed or employed as a director, officer or employee of Baytex, Ranger or of any associate or Affiliate of Baytex or Ranger, as applicable
(2)	KPMG LLP are the auditors of Baytex and have confirmed with respect to Baytex that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Baytex under all relevant U.S. professional regulatory standards.
(3)	Grant Thornton LLP, the auditors of Ranger, have confirmed that they are independent accountants with respect to Baytex and Ranger within the meaning of the rules and standards of the Public Company Accounting. Oversight Board and the securities laws and regulations administered by the SEC.

RISK FACTORS

Baytex Shareholders voting in favour of the Merger Resolution will be choosing to combine the businesses of Baytex and Ranger and, in the case of Ranger Shareholders, to invest in Baytex Shares. In addition to the risk factors present in Baytex's businesses, described under the heading "Risk Factors" in the Baytex AIF, which is incorporated by reference herein, Baytex Shareholders should carefully consider the risk factors contained in this Information Circular and incorporated by reference, elsewhere in this Information Circular, including the risks and uncertainties discussed under "Forward-Looking Statements" of this Information Circular.

Risk Factors Relating to the Merger

After Baytex's combination with Ranger, Baytex may fail to realize projected benefits of the combination, which could adversely affect the value of Baytex Shares

Baytex and Ranger have operated and, pending closing of the Merger, will continue to operate independently. The success of Baytex's combination with Ranger will depend, in part, on Baytex's ability to realize the anticipated benefits from combining the businesses of Ranger and Baytex following the Merger, including operational and financial benefits that Baytex and Ranger believe the combined company will achieve. The anticipated benefits of Baytex's combination with Ranger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Baytex and Ranger do not currently foresee. Some of the assumptions that have been made, which include but are not limited to, increased shareholder returns, enhanced inventory and a lower asset level free cash flow break-even price, may not be realized. The integration process may, for Ranger and Baytex, result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures and policies. There could be potential unknown liabilities and unforeseen expenses associated with the Transactions that were not discovered in the course of performing due diligence. Coordinating certain aspects of the operations and personnel of Baytex with Ranger after the combination of Baytex and Ranger will involve complex operational, technological and personnel-related challenges. Additionally, the integration will require significant time and focus from management following the combination which may disrupt the business of the combined company.

The Transactions are subject to various closing conditions, including regulatory and shareholder approvals as well as other uncertainties, and there can be no assurances as to whether and when they may be completed

Closing of the Transactions is subject to the satisfaction or waiver of a number of conditions specified in the Merger Agreement, and it is possible that such conditions may prevent, delay or otherwise materially adversely affect the completion of the Transactions. These conditions include, among other things: (1) receipt of the Ranger Shareholder Approval; (2) receipt of approval of the Merger Resolution by the Baytex Shareholders; (3) effectiveness of the Form F-4 in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Form F-4 having been issued and remaining in effect and no Proceeding to that effect having been commenced; (4) the absence of any injunction or similar order prohibiting or making illegal the consummation of the Transactions; (5) approval of applicable antitrust authorities; (6) the Baytex Shares issuable in the Merger having been approved for listing on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing requirements; (7) the accuracy of each Party's representations and warranties, subject to certain materiality standards set forth in the Merger Agreement; (8) compliance by each Party in all material respects with such Party's obligations under the Merger Agreement; (9) with respect to Baytex, the absence of a Material Adverse Effect to Ranger, and with respect to Ranger, the absence of a Material Adverse Effect to Baytex; and (10) consummation of the Opco Unit Exchange.

The governmental authorities from which authorizations are required have broad discretion in administering the governing laws and regulations and may take into account various facts and circumstances in their consideration of the Transactions contemplated by the Merger Agreement. These governmental authorities may initiate Proceedings or otherwise seek to prevent the Transactions. As a condition to authorization of the Transactions contemplated by the Merger Agreement, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of Baytex's business after the combination of Baytex and Ranger following receipt of final antitrust approval. Additionally, if the marketing period has not ended at the time of the satisfaction or waiver of the conditions set forth in the Merger Agreement, the closing can be delayed until the second business day following the final day of the Marketing Period (provided that Baytex may elect to terminate the marketing period early on no less than two Business Days' notice to Ranger).

Baytex and Ranger cannot provide any assurance that all required consents and approvals will be obtained or that all Closing conditions will otherwise be satisfied (or waived, if applicable), and, if all required consents and approvals are obtained and all closing conditions are satisfied (or waived, if applicable), Baytex and Ranger cannot provide any assurance as to the terms, conditions and timing of such consents and approvals or the timing of the completion of the Transactions. Many of the conditions to completion of the Transactions are not within either Ranger's or Baytex's control, and neither company can predict when or if these conditions will be satisfied (or waived, if applicable). Any delay in completing the Transactions could cause Ranger and/or Baytex not to realize some or all of the benefits that each expects to achieve if the Transactions are successfully completed within the expected timeframe. Moreover, if the Merger is not completed by October 15, 2023, either Baytex or Ranger may choose not to proceed with the Merger, and the Parties can mutually decide to terminate the Merger Agreement at any time, before or after obtaining the Ranger Shareholder Approval or approval by the Baytex Shareholders or the Merger Resolution. In addition, Baytex and Ranger may elect to terminate the Merger Agreement in certain other circumstances as further detailed in the Merger Agreement.

In order to complete the Transactions, Baytex and Ranger must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the Parties, completion of the Transactions may be delayed, jeopardized or prevented and the anticipated benefits of the Transactions could be reduced

No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the Transactions will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Ranger and Baytex or may impose requirements, limitations or costs or place restrictions on the conduct of Ranger's or Baytex's business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Ranger or Baytex. Such extended period of time also may increase the chance that other adverse effects with respect to Ranger or Baytex could occur, such as the loss of key personnel. Even if all necessary approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals. For more information, see "The Merger – Regulatory Approvals Required for the Transactions" and "Effect of the Merger – The Merger Agreement – Conditions to Completion of the Merger".

Ranger and Baytex will incur substantial transaction fees and costs in connection with the Transactions

Ranger and Baytex have incurred and expect to incur additional material non-recurring expenses in connection with the Transactions, including costs relating to obtaining required approvals and, in the case of Ranger, compensation payments to its executives triggered by the change in control of Ranger as a result of the Transactions. Ranger and Baytex have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the Transactions. Additional significant unanticipated costs may be incurred in the course of coordinating and combining the businesses of Ranger and Baytex. Even if Closing does not occur, Ranger and Baytex will need to pay certain costs relating to the Transactions incurred prior to the date the Transactions were abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the Parties' future results of operations, cash flows and financial condition. In addition to its own fees and expenses, if the Merger Agreement is terminated under specified circumstances, Ranger will be required to pay to Baytex the Ranger Termination Fee. In addition to its own fees and expenses, if the Merger Agreement is terminated under specified circumstances, Baytex may be required to pay to Ranger the Baytex Termination Fee. For more information, see the section entitled "Effect of the Merger – The Merger Agreement—Termination of the Merger Agreement".

Except in specified circumstances, if the Merger is not consummated by the Outside Date, either Baytex or Ranger may choose not to proceed with the Merger

Either Ranger or Baytex may terminate the Merger Agreement if Closing has not occurred by the Outside Date. However, this right to terminate the Merger Agreement will not be available to Ranger or Baytex if such Party has failed to fulfill any covenant or agreement under the Merger Agreement that has been the primary cause of or resulted in the failure to consummate the Transactions on or before the Outside Date. See "Effect of the Merger – The Merger Agreement—Termination of the Merger Agreement" and "Effect of the Merger – The Merger Agreement – Expenses and Termination Fees Relating to the Termination of the Merger Agreement".

The issuance of a significant number of Baytex Shares and a resulting possible increase in the number of sellers could adversely affect the market price of Baytex Shares after completion of the Merger

On completion of the Merger, a significant number of additional Baytex Shares will be issued and available for trading in the public market. The increase in the number of Baytex Shares may lead to sales of such Baytex Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Baytex Shares.

Resales of Baytex Shares following the Transactions may cause the market value of Baytex Shares to decline

Based on the number of shares of Ranger Common Stock and Ranger Convertible Awards outstanding as of April 3, 2023, Baytex expects to issue or reserve for issuance an aggregate of approximately 323,323,741 Baytex Shares (representing 59% of the current issued and outstanding Baytex Shares) at the Effective Time in connection with the Transactions. The issuance of these new Baytex Shares could have the effect of depressing the market value for the Baytex Shares. The increase in the number of Baytex Shares may lead to sales of such Baytex Shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, Baytex Shares.

The market value of Baytex Shares may decline as a result of the Merger

The market value of the Baytex Shares may decline as a result of the Merger if, among other things, the combined company is unable to achieve the expected growth in revenues and earnings, or if the operational cost savings estimates in connection with the integration of Ranger's and Baytex's businesses are not realized or if costs related to the Transactions are greater than expected. The market value of the Baytex Shares also may decline if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by the market or if the effect of the Merger on Baytex's financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, some Ranger Shareholders may decide not to continue to hold the Baytex Shares they receive as a result of the Transactions, and any such sales of Baytex Shares could have the effect of depressing their market price. Moreover, general fluctuations in stock markets could have a Material Adverse Effect on the market for, or liquidity of, Baytex Shares, regardless of Baytex's actual operating performance after the Merger. In addition to the foregoing, there are other factors beyond the control of Baytex which may impact the price of the Baytex Shares, including those described elsewhere in, or incorporated by reference into, this "Risk Factors" section.

The announcement and pendency of the Transactions could adversely affect each of Ranger's and Baytex's business, results of operations and financial condition

The announcement and pendency of the Transactions could cause disruptions in and create uncertainty surrounding Ranger's and Baytex's business, including affecting Ranger's and Baytex's relationships with their existing and future customers, suppliers and employees, which could have an adverse effect on Ranger's or Baytex's business, results of operations and financial condition, regardless of whether the Transactions are completed. In particular, Ranger and Baytex could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the Transactions. Ranger and Baytex could also potentially lose customers or suppliers, and new customer or supplier Contracts could be delayed or decreased. The attention of Ranger's and Baytex's respective management may be directed towards closing the Transactions, including obtaining required approvals and other Transaction-related considerations and may be diverted from the day-to-day business operations of Ranger and Baytex and matters related to the Transactions may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Ranger and Baytex. Additionally, the Merger Agreement requires each Party to obtain the other Party's consent prior to taking certain specified actions while the Transactions are pending. These restrictions may prevent Baytex and Ranger from pursuing otherwise attractive business opportunities prior to the closing of the Transactions. Any of these matters could adversely affect the businesses of, or harm the results of operations, financial condition or cash flows of Ranger or Baytex and the market value of Ranger Class A Common Stock or Baytex Shares.

If the Transactions do not close, the prices of Ranger Class A Common Stock and Baytex Shares may fall to the extent that the current prices of Ranger Class A Common Stock and Baytex Shares reflect a market assumption that the Transactions will close. In addition, the failure to close the Transactions may result in negative publicity or a negative impression of Ranger or Baytex in the investment community and may affect Ranger's and Baytex's relationship with employees, customers, suppliers and other partners in the business community.

While the Transactions are pending, Baytex and Ranger are subject to business uncertainties and contractual restrictions that could materially adversely affect Baytex and Ranger's operating results, financial position and/or cash flows or result in a loss of employees, suppliers, vendors or customers

The Merger Agreement generally requires Baytex and Ranger to use reasonable best efforts to conduct their respective business in all material respects in the ordinary course prior to the earlier of the termination of the Merger Agreement and the Closing Date, including using their reasonable best efforts to preserve substantially intact their present business organization, goodwill and assets and preserve their existing relationships with Governmental Entities and their significant customers, suppliers and others having significant business dealings with it. In addition, the Merger Agreement includes a variety of specified restrictions on the conduct of both Parties' businesses, which, in the event the Merger Agreement is not earlier terminated, expire on the Closing Date. Among other things and subject to the other terms of the Merger Agreement and certain other exceptions and limitations, Baytex and Ranger may not, outside of the ordinary course of business, incur additional indebtedness, issue additional shares of their stock outside of their equity incentive plans, repurchase common stock, pay dividends, acquire assets, securities or property, dispose of businesses or assets, enter into certain material Contracts or make certain additional capital expenditures. The parties may find that these and other contractual restrictions in the Merger Agreement delay or prevent them from making certain changes, or limit their ability to make certain changes, during such period, even if their management believes that making certain changes may be advisable. The pendency of the Transactions may also divert managements' attention and either Parties' resources from ongoing business and operations.

Baytex's and Ranger's employees, suppliers, vendors or customers may experience uncertainties about the effects of the Transactions. It is possible that some employees, suppliers, vendors or customers and other parties with whom Baytex and Ranger have a business relationship with may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Baytex or Ranger as a result of the proposed Merger. Similarly, current and prospective employees may experience uncertainty about their future roles with Baytex and Ranger following completion of the Transactions, which may materially and adversely affect Baytex's and Ranger's ability to attract and retain key employees. If any of these effects were to occur, it could materially and adversely impact Baytex's and Ranger's operating results, financial position, cash flows and/or stock price.

If the Transactions are not completed for any reason, Baytex's ongoing business may be materially and adversely affected and Baytex would be subject to a number of risks, including, but not limited to, the following:

•	Baytex may experience negative reactions from the financial markets, including negative impacts on trading prices of the Baytex Shares, and from Baytex's employees, suppliers, vendors, regulators or customers;

•	Baytex will be required to pay Ranger the Baytex Termination Fee if the Merger Agreement is terminated in certain circumstances, including a Baytex Recommendation Change;

•	the Merger Agreement places certain restrictions on the conduct of Baytex's business, and such restrictions, the waiver of which is subject to the consent of Ranger, may prevent Baytex from making certain material acquisitions, entering into or amending certain Contracts, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the Transactions that Baytex would have made, taken or pursued if these restrictions were not in place; and

•	matters relating to the Transactions (including integration planning) will require substantial commitments of time and resources by Baytex's management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Baytex as an independent company.

In addition, Baytex could be subject to litigation related to any failure to complete the Transactions or related to any Proceeding to specifically enforce Baytex's performance obligations under the Merger Agreement.

If any of these risks materialize, they may materially and adversely affect Baytex's business, financial condition, financial results and stock price.

Current Baytex Shareholders and Ranger Shareholders will have a reduced ownership and voting interest after the Transactions and will have less input into the management of the combined company

Based on the number of shares of Ranger Common Stock, Ranger Convertible Awards and Baytex Shares, in each case, outstanding on April 3, 2023, at the Effective Time, former Ranger Shareholders and former holders of Ranger Convertible Awards, collectively, are expected to own approximately 37% of the then outstanding Baytex Shares, including, for these purposes, the Baytex Shares underlying the Converted Baytex TRSU Awards, and Baytex Shareholders are expected to own 63% of the then outstanding Baytex Shares. See "Effect of the Merger – Treatment of Ranger Equity-Based Awards". Consequently, current Baytex Shareholders in the aggregate will have less input into the management and policies of the combined company than they currently have over the management and policies of Baytex, and former Ranger Shareholders in the aggregate will have significantly less input into the management and policies of the combined company than they currently have over the management and policies of Ranger.

Baytex and Ranger may be the targets of legal claims, securities class actions, derivative lawsuits and other claims and negative publicity related to the Merger

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into business combination transactions. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transactions, then that injunction may delay or prevent the Transactions from being completed.

Completion of the Transactions may trigger change in control or other provisions in certain agreements to which Ranger is a party

The completion of the Transactions may trigger change in control or other provisions in certain agreements to which Ranger is a party. If Ranger is unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements, or seeking monetary damages. Even if Ranger is able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favourable to Ranger.

To consummate the Transactions and fund the operations of the combined company, Baytex expects to refinance the Ranger Credit Facility and Existing Ranger Notes with a combination of the Baytex New Bank Facility, the Baytex Term Loan, the Baytex Bridge Loan and/or the issuance of new senior notes. The Debt Commitment Letters that provide for the Baytex New Bank Facility, the Baytex Term Loan and the Baytex Bridge Loan contain certain conditions to close and the issuance of new senior notes is dependent on market conditions and, as a result, Baytex cannot guarantee financing will be available on acceptable terms or at all

On February 27, 2023, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia entered into the Debt Commitment Letters with Baytex providing for the Debt Financing, the proceeds of which will be used to partially fund the Transactions. Pursuant to the Debt Commitment Letters, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia have committed to provide the Baytex New Bank Facility and Baytex Term Loan, and Canadian Imperial Bank of Commerce and Royal Bank of Canada have committed to provide the Baytex Bridge Loan. The proceeds of borrowings under these facilities will be used to pay a portion of the Consideration, to repay indebtedness outstanding under the Ranger Credit Facility, to pay any termination payments payable upon any early termination of Ranger's hedge agreements, to satisfy, discharge and redeem the Existing Ranger Notes, to repay indebtedness owing to any exiting lenders under the Baytex Bank Loan and to pay fees and expenses in connection with the foregoing. The Baytex Bridge Loan does not have the option to convert into an extended term loan or debt securities and will instead mature after 364 days. Pursuant to the Merger Agreement, Baytex has agreed to use its reasonable best efforts to consummate the Debt Financing on the Closing Date on terms and conditions no less favorable to Baytex than the terms and conditions described in the Debt Commitment Letters.

Baytex may decide to replace the Baytex Bridge Loan with newly issued debt securities if it is able to do so on better terms than the Baytex Bridge Loan. The ability to issue debt securities will depend on, among other factors, prevailing market conditions and other factors beyond Baytex's control. Baytex cannot guarantee that these market conditions will be favourable and that it will able to issue debt securities on favourable terms or at all.

The commitment of the Baytex Term Loan, Baytex Bank Loan and Baytex Bridge Loan are described in the Debt Commitment Letters. However, Baytex has not entered into definitive agreements for such Debt Financing, and the obligation of the lenders to provide the Debt Financing under the Debt Commitment Letters is subject to a number of customary conditions. There can be no assurance that Baytex will be able to obtain the Debt Financing under the Debt Commitment Letter. In the event that the Debt Financing contemplated above is not available, other financing may not be available on acceptable terms, in a timely manner or at all. If Baytex is unable to obtain the Debt Financing, the Transactions may be delayed or not be completed. Baytex's obligation to complete the Transactions is not conditioned upon the receipt of any financing.

The Baytex Bridge Loan does not have the option to convert into extended term loans or debt securities and will instead mature after 364 days

Pursuant to the Debt Commitment Letters, the Baytex Bridge Loan will mature 364 days after the Closing Date without the option to convert into an extended term loan or debt securities. At that time, such debt will be required to be paid in full or refinanced with the Debt Financing obtained by Baytex. Baytex's ability to obtain the Debt Financing to refinance the indebtedness incurred under the Baytex Bridge Loan will depend on, among other factors, prevailing market conditions and other factors beyond Baytex's control. Baytex cannot assure you that it will be able to obtain the Debt Financing on terms acceptable to it or at all on or before the maturity date of the Baytex Bridge Loan, and therefore any such failure to refinance could materially adversely affect its business, results of operations financial condition, and/or prospects. Baytex's obligation to complete the Transactions is not conditioned upon the receipt of any financing.

Failure by Baytex to successfully execute its business strategy and objectives regarding the combined company's business may materially adversely affect the future results of the combined company and the market value of Baytex Shares

The success of the combination of Baytex and Ranger will depend, in part, on the ability of Baytex to successfully execute the combined company's business strategy. If Baytex is not able to achieve its business strategy on a timely basis, the anticipated benefits of the combination of Baytex and Ranger may not be realized fully or at all, and the combination may materially adversely affect the results of operations, financial condition, and prospects of the combined company and the market value of Baytex Shares.

Baytex may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses

Baytex would lose its foreign private issuer status if a majority of the Baytex Shares are held by U.S. residents and a majority of Baytex's directors or executive officers are U.S. citizens or residents, more than half of its assets are located in the United States, or its business is administered principally in the United States. After giving effect to the Transactions, Baytex believes more than half of its assets may be located in the United States and U.S. ownership of the Baytex Shares will increase significantly. As a result, Baytex could experience a loss of its foreign private issuer status in the future, which would make compliance with certain U.S. regulatory provisions mandatory. The regulatory and compliance costs to Baytex under U.S. securities Laws as a U.S. domestic issuer may be significantly higher than the costs Baytex incurs as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS"). If Baytex ceases to be a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and will be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and to report reserves and production information under U.S. Standards. Baytex may also be required to modify certain of its policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, Baytex would lose its ability to rely upon exemptions from certain corporate governance requirements on the NYSE that are available to foreign private issuers.

Risk Factors on Completion of the Merger

Baytex intends to pay dividends on, and effectuate share buybacks with respect to, the Baytex Shares; however, the Baytex's ability to take these actions in the future may be limited and no assurance can be given that it will be able to pay dividends or effectuate share buybacks in the future at indicated levels or at all

Baytex future shareholder distributions, including but not limited to the payment of dividends, if any, and the level thereof is uncertain. Any decision to pay dividends on the Baytex Shares (including the actual amount, the declaration date, the record date and the payment date in connection therewith and any special dividends) will be subject to the discretion of the Baytex Board and may depend on a variety of factors, including, without limitation, Baytex's business performance, financial condition, financial requirements, growth plans, expected capital requirements and other conditions existing at such future time including, without limitation, contractual restrictions and satisfaction of the solvency tests imposed on Baytex under applicable corporate law. Further, the actual amount, the declaration date, the record date and the payment date of any dividend are subject to the discretion of the Baytex Board. There can be no assurance that Baytex will pay dividends following completion of the Merger.

Significant demands will be placed on Baytex and the combined company as a result of the Merger

As a result of the pursuit and completion of the Merger, significant demands will be placed on the managerial, operational and financial personnel and systems of Baytex and the combined company. Baytex and Ranger cannot provide any assurance that management of Ranger and the operations teams of Ranger and Baytex will be adequate to support the expansion of operations and associated increased costs and complexity following and resulting from the consummation of the Merger. The future operating results of Baytex and the combined company will be affected by the ability of its officers and key employees to manage changing business conditions, integrate the acquisition of Ranger and implement a new business strategy.

Inflation could adversely impact Baytex's and the combined company's ability to control its costs, including its operating expenses and capital costs

Although inflation has been relatively low in recent years, it rose significantly in the second half of 2021 and 2022. In addition, global and industry-wide supply chain disruptions have resulted in shortages in Labour, materials and services. Such shortages have resulted in inflationary cost increases for Labour, materials and services and could continue to cause costs to increase, as well as a scarcity of certain products and raw materials. To the extent elevated inflation remains, Baytex and the combined company may experience further cost increases for operations, including oilfield services and equipment as increasing prices of oil, natural gas and natural gas liquids increased drilling activity in the areas of its operations, as well as increased Labour costs. An increase in the prices of oil, natural gas and natural gas liquids may cause the costs of materials and services to rise. Baytex and the combined company cannot predict any future trends in the rate of inflation, and a significant increase in inflation, to the extent Baytex or the combined company is unable to recover higher costs through higher commodity prices and revenues, could negatively impact the business, financial condition and results of operation of Baytex and the combined company.

The ongoing military action between Russia and Ukraine could adversely affect Baytex's business, financial condition and results of operations

In February 2022, Russian military forces invaded Ukraine and fighting between the two countries continues. While Baytex has no operations, personnel or assets in either country, the outcome of this ongoing military conflict is highly unpredictable and could lead to further market and other disruptions that could adversely affect Baytex, such as volatility in crude oil and natural gas prices, supply chain constraints and disruptions, increased prices for certain raw materials and component parts, instability in financial markets, higher inflation, changes in currency rates and increases in cyberattacks and espionage. As a result of this conflict, governments in the European Union, the United States, the United Kingdom, Switzerland and other countries have enacted sanctions against Russia and Russian interests. Such sanctions, and other measures, as well as existing and potential further responses from Russia or other countries to such sanctions, could exacerbate the foregoing risks. Any of these developments could adversely affect Baytex's business, financial condition and results of operations.

Baytex cannot predict whether it will be able to successfully identify, acquire, develop or profitably manage future acquisitions

Baytex may, from time to time, seek to expand its business and its operations by acquiring or developing additional businesses or assets in existing or new markets. Baytex expects to realize strategic opportunities and other benefits as a result of its acquisitions. However, there can be no assurances as to whether, or to what extent, such benefits or opportunities will be realized. Baytex cannot predict whether it will be able to successfully identify, acquire, develop or profitably manage additional acquisitions, or successfully integrate any acquired business or assets into Baytex's business, or to adjust to an increased scope of operations as a result of such acquisitions. There is a risk that any future acquisitions could adversely impact Baytex's operations and results.

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Baytex discloses reserves information in accordance with Canadian standards and Ranger discloses reserves information accordance with SEC requirements. There are significant differences in the types of volumes disclosed and the basis from which the volumes are economically determined under SEC requirements and Canadian standards, and the difference between the reported volumes under the two disclosure standards can, therefore, be material

Baytex's reserves information has been prepared in accordance with guidelines specified in NI 51-101 and the COGE Handbook. Ranger's reserves information (excluding the reserves information contained herein from the McDaniel Ranger Reserves Report) has been prepared in accordance with U.S. Standards. In addition to being a reporting issuer in all provinces of Canada, Baytex is a registrant with the SEC but is permitted to present disclosure of its reserves information in accordance with the standards set out in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. Ranger's reserves information has been prepared in accordance with in accordance with U.S. Standards. Baytex has not been involved in the preparation of Ranger's historical oil and natural gas reserves estimates. There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the U.S. Standards and NI 51-101, and the difference between the reported numbers under the two disclosure standards can, therefore, be material. For example, the COGE Handbook and NI 51-101 require disclosure of reserves and related future net revenue estimates based on forecast prices and costs, whereas the U.S. Standards require that reserves and related future net revenue be estimated using average prices for the previous twelve months and that the standardized measure reflect discounted future net income Taxes related to the company's operations. In addition, the COGE Handbook and NI 51-101 permit the presentation of reserves estimates on a "company gross" basis (representing the company's working interest share before deduction of royalties) and "company net" basis (after the deduction of royalties and similar payments), whereas the U.S. Standards require the presentation of net reserve estimates after the deduction of royalties and similar payments only. There are also differences in the technical reserves estimation standards applicable under NI 51-101 and, pursuant thereto, the COGE Handbook, and those applicable under the U.S. Standards, along with NI 51-101 requiring a more granular product type classification than required by U.S. Standards. NI 51-101 also requires that proved undeveloped reserves be reviewed annually for retention or reclassification if development has not proceeded as previously planned, while the U.S Standards impose a five-year limit after initial booking for the development of proved undeveloped reserves. Finally, the SEC prohibits disclosure of oil and gas resources in SEC filings, including contingent resources, whereas Canadian securities regulatory authorities allow disclosure of oil and gas resources. Resources are different than, and should not be construed as, reserves. The foregoing is not an exhaustive summary of Canadian or U.S. reserves reporting requirements.

The unaudited pro forma consolidated financial information of Ranger and Baytex is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of Baytex or the combined company following the Merger

The unaudited pro forma consolidated financial information included in this Information Circular has been prepared using the consolidated historical financial statements of Baytex and Ranger, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of Baytex or the combined company following the Merger. In addition, the unaudited pro forma consolidated financial information included in this Information Circular is based in part on certain assumptions regarding the Transactions. These assumptions may not prove to be accurate, and other factors may affect the results of operations or financial condition of Baytex or the combined company following the Merger. Accordingly, the historical information incorporated by reference in this Information Circular and unaudited pro forma consolidated financial information included in this Information Circular does not necessarily represent the results of operations and financial condition of Baytex or the combined company following the Merger had Ranger and Baytex operated as a combined entity during the periods presented, or of the results of operations and financial condition after the Merger of Baytex or the combined company following the Merger. The potential for future business success and operating profitability of Baytex and the combined company following the Merger must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

In preparing the unaudited pro forma consolidated financial information contained in this Information Circular, Baytex has given effect to, among other items, the Merger, the payment of the Consideration and the indebtedness of Baytex on a consolidated basis after giving effect to the Merger, including the indebtedness of Ranger. The unaudited pro forma consolidated financial information may not reflect all of the costs that are expected to be incurred by Ranger and Baytex in connection with the Transactions. For more information, see "Unaudited Pro Forma Consolidated Financial Information" in Appendix D.

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The unaudited pro forma reserve and production data included in this Information Circular is presented for illustrative purposes only and may not be indicative of reserves or production of Baytex or the combined company following the Merger

The pro forma reserve and production information in this Information Circular is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and reflects limited historical reserves and production data. Therefore, the pro forma reserve and production information is not necessarily indicative of what the combined company's actual reserve or production data would have been had the Transaction been completed on the date indicated or of the future reserve or production of the combined company. Accordingly, the reserves and production of Baytex and the combined company may differ significantly from those indicated by the pro forma reserve and production information included in this Information Circular. For more information, see "Unaudited Pro Forma Consolidated Financial Information" in Appendix D.

The additional indebtedness that Baytex expects to incur in connection with the Transactions could adversely affect Baytex's financial position, including by decreasing its business flexibility, ability to satisfy its debt obligations or achieve its desired credit rating

Baytex's consolidated borrowings were approximately US$0.6 billion as of December 31, 2022. Baytex expects to incur approximately US$1.2 billion of debt in connection with the Transactions, as a result of obtaining the Debt Financing to complete the Transactions and refinancing of debt assumed in the Transactions. Baytex's pro forma borrowings as at December 31, 2022, if the Merger had been completed on that same date, would have been approximately US$1.9 billion, of which US$1.5 billion would have been at variable rates of interest when assuming borrowings for the Transactions are made under the Baytex Bridge Loan. As of December 31, 2022, Baytex would have had $0.3 billion of available borrowing capacity under the Baytex New Bank Facility after giving pro forma effect to the Transactions and the expected financing.

This increased level of borrowings could have the effect, among other things, of reducing Baytex's liquidity and the combined company's flexibility to respond to changing business and economic conditions. Also, the combined company's ability to make payments of principal and interest on its indebtedness will depend upon its future performance, which will be subject to general economic, financial and business conditions, sufficient cash flow, the implementation of the integration with Ranger and other factors affecting its operations, many of which will be beyond the combined company's control.

Accordingly, the amount of cash required to service the combined company's increased borrowing levels after the Merger, and thus the demands on the combined company's cash resources, will be greater than the amount of cash flows required to service Baytex's borrowings prior to the Merger. If Baytex completes the acquisition of Ranger via the Merger and obtains control of Ranger but does not achieve the expected benefits and cost savings from the Merger, or if the financial performance of the combined company does not meet current expectations, then Baytex's ability to service its indebtedness may be adversely impacted. The increased levels of borrowings after the Merger could also reduce funds available for the combined company's investments, including capital expenditures and other activities, and the payments of dividends and may create competitive disadvantages for the combined company relative to other companies with lower debt levels.

The agreements that will govern Baytex's indebtedness that will be incurred in connection with the Transactions may contain various affirmative and negative covenants that may, subject to certain customary exceptions, restrict the combined company's ability to, among other things, create liens over its property, change its line of business and/or merge or consolidate with any other person or sell or convey certain of its assets to another person. In addition, some of the agreements that will govern the Debt Financing may contain financial covenants that will require it to maintain certain financial ratios. Various risks, uncertainties and events beyond the combined company's control could affect its ability to comply with these covenants and failure to comply with them could result in an event of default, which, if not cured or waived, could accelerate repayment obligations. Under these circumstances, the combined company may not have sufficient funds or other resources to satisfy all of its obligations.

In conjunction with the transaction, Baytex may issue debt securities that will be rated by various credit rating agencies. Some of these debt securities credit ratings may be publicly disclosed and could impact the cost and availability of future borrowings and, accordingly, Baytex's cost of capital. Baytex's credit ratings reflect each credit rating organization's opinion of Baytex's financial and business strength, operating performance and ability to meet Baytex's debt obligations. If any of Baytex's future credit ratings are less favourable than anticipated or reduced, Baytex may not be able to sell additional debt securities, borrow money, or refinance its debt, at the times or interest rates or upon the more favourable terms and conditions that might be available if Baytex's current credit ratings are maintained.

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Baytex or Ranger may waive one or more of the closing conditions of the Merger without re-soliciting shareholder approval

Certain conditions to Baytex's and Ranger's obligations, respectively, to close the Transactions may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of Baytex and Ranger. In the event that any such waiver does not require re-solicitation of Baytex's or Ranger's or an amendment of this Information Circular, as applicable, the Parties will have the discretion to close the Transactions without seeking further approval of Baytex Shareholders or Ranger Shareholders, as applicable.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company's business and operations

The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of Baytex's business and Ranger's business. Such litigation may have an adverse impact on the combined company's business and results of operations or may cause disruptions to the combined company's operations.

Baytex and Ranger may have difficulty attracting, motivating and retaining executives and other key employees in light of the Merger

Baytex's success after Closing will depend in part on the ability of Baytex to retain key executives and other employees with critical skills and knowledge which are crucial for the combined company to achieve key milestones and synergy realization. Uncertainty about the effect of the Transactions on Baytex and Ranger employees may have an adverse effect on each of Baytex and Ranger separately and consequently the combined company. This uncertainty may impair Baytex's and/or Ranger's ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the Transactions, as employees of Baytex and Ranger may experience uncertainty about their future roles in the combined company.

Additionally, Ranger's officers and employees may hold Ranger Class A Common Stock, and, if the Transactions close, these officers and employees will be entitled to Consideration in respect of Eligible Shares they may hold.

Furthermore, if key employees of Baytex or Ranger depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined company, Baytex may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the Baytex's and the combined company's ability to realize the anticipated benefits of the Transactions may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Baytex and Ranger have been able to attract or retain employees in the past.

If a competing proposal to acquire Ranger or Baytex is made, consummation of the Transactions may be delayed or impeded

If a competing proposal to acquire Ranger or Baytex is made, the attention of Ranger's and Baytex's respective management may be diverted away from the Transactions, which may delay or impede consummation of the Transactions. Matters related to such competing proposal, including any potential related litigation, may require commitments of time and resources of both parties and their respective Representatives, which could otherwise have been devoted to the Transactions.

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Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect Baytex's or Ranger's current and projected business operations and their financial condition and results of operations

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. Although neither Baytex nor Ranger has deposit accounts with, or is a borrower under or party to any material letter of credit or any other similar instruments with any financial institution currently in receivership, if any of their lenders or counterparties to such instruments were to be placed into receivership, they may be unable to access such funds. In addition, if any of Baytex's or Ranger's suppliers or other parties with whom they conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to pay their obligations to Baytex or Ranger or to enter into new commercial arrangements requiring additional payments to Baytex or Ranger could be adversely affected. In this regard, counterparties to institutions that have entered receivership or experienced liquidity shortages, may experience direct impacts from the closure of financial institutions and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis.

Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide up to $25 billion of loans to financial institutions secured by certain of such government securities held by financial institutions to mitigate the risk of potential losses on the sale of such instruments, widespread demands for customer withdrawals or other liquidity needs of financial institutions for immediately liquidity may exceed the capacity of such program. Additionally, Baytex and Ranger maintain cash balances at third party financial institutions in excess of the FDIC standard insurance limits, and there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of such banks or financial institutions, or that they would do so in a timely fashion.

Access to funding sources and other credit arrangements in amounts adequate to finance the Transactions or Baytex's post-closing business operations could be significantly impaired by the foregoing factors that affect Baytex, any financial institutions with which Baytex enters into credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which Baytex or Ranger have financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on Baytex's or Ranger's current and projected business operations and Baytex's or Ranger's financial condition and results of operations. These risks include, but may not be limited to, the following:

•	delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
•	inability to enter into credit facilities or other working capital resources;
•	potential or actual breach of contractual obligations that require Baytex and Ranger to maintain letters of credit or other credit support arrangements; or
•	termination of cash management arrangements and/or delays in accessing or actual loss of funds subject to cash management arrangements.

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In addition, investor concerns regarding the U.S. or international financial systems could result in less favourable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for Baytex and Ranger to acquire financing on acceptable terms or at all. Any decline in available funding or access to cash and liquidity resources could, among other risks, adversely impact Baytex's and Ranger's ability to meet operating expenses or other obligations, financial or otherwise, result in breaches of Baytex's and Ranger's financial and/or contractual obligations, or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors, could have material adverse impacts on Baytex's and Ranger's liquidity and their current and/or projected business operations and financial condition and results of operations.

In addition, any further deterioration in the macroeconomic economy or financial services industry could lead to losses or defaults by Baytex's or Ranger's partners, vendors or suppliers, which in turn, could have a Material Adverse Effect on Baytex's and Ranger's current and/or projected business operations and results of operations and financial condition. For example, a partner may fail to make payments when due, default under their agreements with Baytex or Ranger, become insolvent or declare bankruptcy, or a supplier may determine that it will no longer deal with Baytex and Ranger as a customer. In addition, a vendor or supplier could be adversely affected by any of the liquidity or other risks that are described above as factors that could result in material adverse impacts on Baytex and Ranger, including but not limited to delayed access or loss of access to uninsured deposits or loss of the ability to draw on existing credit facilities involving a troubled or failed financial institution. The bankruptcy or insolvency of any partner, vendor or supplier, or the failure of any partner to make payments when due, or any breach or default by a partner, vendor or supplier, or the loss of any significant supplier relationships, could cause Baytex and Ranger to suffer material losses and may have a material adverse impact on their business.

The combined company may be subject to new or additional income or other tax levies that may fluctuate and impact its results of operations and cash flows

The combined company and its Subsidiaries will be subject to income and other Taxes in Canada, the United States and other jurisdictions. Changes in tax laws or interpretations thereof or tax rates in the jurisdictions in which the combined company and its Subsidiaries are organized or do business could adversely affect the combined company's results from operations, returns to shareholders, and cash flow. The combined company's effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While Baytex and Ranger believe that they and their Subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new Taxes, and Baytex, Ranger and their Subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry or judicial or administrative Proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry or judicial or administrative Proceedings or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the combined company.

Changes in tax laws or the interpretation thereof or the imposition of new or increased Taxes or fees may increase the combined company's future tax liability and adversely affect the combined company's operations and cash flows

From time to time, U.S. federal and state level legislation has been proposed that would, if enacted into law, make significant changes to tax laws, including to certain key U.S. federal and state income tax provisions currently available to natural gas and oil exploration and development companies. Such legislative changes have included, but have not been limited to, (i) the elimination of the percentage depletion allowance for oil and natural gas properties, (ii) the elimination of current deductions for intangible drilling and development costs, (iii) an extension of the amortization period for certain geological and geophysical expenditures, (iv) the elimination of certain other tax deductions and relief previously available to oil and natural gas companies, and (v) an increase in the U.S. federal income tax rate applicable to corporations. For example, the Biden Administration's budget proposal released on March 9, 2023, includes an increase in the U.S. federal income tax rate applicable to corporations from 21% to 28% and an increase in the excise tax on stock repurchases, originally enacted as part of the Inflation Reduction Act of 2022 (the "stock buyback tax"), from 1% to 4%. In addition, the U.S. Treasury Department and IRS have released preliminary guidance that would potentially cause Baytex's U.S. Subsidiaries to be subject to the stock buyback tax with respect to any share repurchases made by Baytex under certain circumstances. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. Additionally, states in which the combined company will operate or own assets may impose new or increased Taxes or fees on natural gas and oil extraction. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws or the imposition of new or increased Taxes or fees on natural gas and oil extraction could increase the combined company's future tax liability and adversely affect the combined company's operations and cash flows.

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Baytex's operations are subject to numerous stringent environmental, health and safety Laws and regulations that may expose Baytex and the combined company to significant costs and liabilities

Baytex's operations are subject to stringent and complex federal, state, provincial and local environmental, health, and safety Laws and regulations, including those relating to the release, emission or discharge of materials into the air, water and ground, the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes, the health and safety of Baytex's employees and other persons. From time to time, Baytex has been, and in the future may be, issued violations from government entities that its operations have failed to comply with such Laws and regulations. Failure to comply with such Laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of Baytex's or the combined company's operations.

The combined company may be subject to additional U.S. federal income tax as a result of the corporate alternative minimum tax ("CAMT")

The Inflation Reduction Act of 2022 includes, among other things, the CAMT. Under the CAMT, a 15% minimum tax will be imposed on certain financial statement income of "applicable corporations" in taxable years beginning after December 31, 2022. The CAMT generally treats a U.S. corporation as an applicable corporation in any taxable year following a taxable year in which (i) the "average annual adjusted financial statement income" of the corporation and certain of its Subsidiaries and Affiliates exceeds $1 billion for a specified three taxable year period and (ii) in the case of a foreign-parented multinational group such as the combined company, such financial statement income of the corporation and certain of its U.S. Subsidiaries and Affiliates exceeds $100 million for such period. Based on Baytex's current interpretation of the rules related to the CAMT, as well as a number of operational, economic, accounting and regulatory assumptions, Baytex does not expect the combined company to be subject to the CAMT as a result of the Merger. However, the combined company's U.S. subsidiaries may be treated as applicable corporations in future years. Further, although the U.S. Department of the Treasury and the IRS are expected to release regulations and interpretive guidance relating to the CAMT, there is currently limited guidance on the application of the CAMT rules. The application of the CAMT rules is further complicated in the context of combining the financial statement income results of each of Baytex and Ranger as a result of the Merger. Accordingly, Baytex's current expectations regarding the applicability of the CAMT are subject to a number of uncertainties, and its intended position is not free from doubt. Any significant variance from Baytex's current interpretation of the CAMT rules could result in a change in the analysis of the application of the CAMT to the combined company and its impact on the combined company's operations and cash flows.

Other Risks

In addition, Ranger's and Baytex's respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described, in the case of Ranger, in its Annual Report on Form 10-K for the year ended December 31, 2022, and, in the case of Baytex, the Baytex AIF, which are incorporated by reference to this Information Circular. Whether or not the Merger is completed, Baytex and Ranger will continue to face many of the risks that they currently face with respect to their respective business and affairs.

INFORMATION CONCERNING BAYTEX

See Appendix F – Information Concerning Baytex Energy Corp.

INFORMATION CONCERNING RANGER

See Appendix I – Information Concerning Ranger Oil Corporation.

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INFORMATION CONCERNING THE COMBINED ENTITY

See Appendix D – Pro Forma Information Concerning Baytex Energy Corp. After Giving Effect to the Merger.

MATTERS TO BE ACTED UPON AT THE MEETING

Receipt of the Financial Statements and Auditors' Report

At the Meeting, the Baytex Financial Statements will be placed before Baytex Shareholders, but no vote by the Baytex Shareholders with respect thereto is required or proposed to be taken.

Merger Resolution

The Merger would result in an aggregate of 323,323,741 Baytex Shares (representing 59% of the current issued and outstanding Baytex Shares) being issued or issuable, consisting of: (i) up to 311,213,987 Baytex Shares (representing 57% of the current issued and outstanding Baytex Shares) being issued in exchange of Eligible Shares pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares (representing 2% of the current issued and outstanding Baytex Shares) issuable in connection with the conversion of the Ranger Convertible Awards into Converted Baytex TRSU Awards pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares (representing 0.09% of the current issued and outstanding Baytex Shares) to account for clerical and administrative matters in accordance with policies of the TSX, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the Merger. See "The Merger" in this Information Circular. See also "Ranger Equity-Based Awards" in Appendix D for the number of Ranger TRSU Awards, Director TRSU Awards and Ranger PBRSU Awards outstanding as of the date of this Information Circular.

Under Section 611 of the TSX Company Manual, shareholder approval is required if the number of securities issued or issuable by a listed issuer in payment of the purchase price for an acquisition, exceeds 25% of the number of securities of the listed issuer which are outstanding, on a pre-acquisition non-diluted basis. Issuances by Ranger of Ranger Class A Common Stock are restricted under the terms of the Merger Agreement, subject to certain limited exceptions or the prior written consent of Baytex. As a result, the actual number of Baytex Shares that will be issued or issuable pursuant to the Transactions and to the granting of Converted Baytex TRSU Awards pursuant to the conversion of outstanding Ranger Convertible Awards at the Effective Time will depend on the number of Ranger Class A Common Stock and Ranger Convertible Awards outstanding at such time. If the Merger Resolution is approved, the TSX will generally not require further Baytex Shareholder approval for the issuance of up to an additional 80,830,935 Baytex Shares, such number being 25% of the number of Baytex Shares approved by Baytex Shareholders for the Merger.

The completion of the Transactions is conditioned upon receipt of conditional listing approval for the listing of the Baytex Shares issuable under the Merger Agreement on the NYSE, subject to official notice of issuance, and the TSX, subject to customary listing conditions, prior to the Effective Time. The TSX has conditionally approved the listing of the Baytex Shares to be issued to Ranger Shareholders pursuant to the Merger. Listing is subject to Baytex fulfilling all of the listing requirements of the TSX. A supplemental listing application will be submitted to the NYSE.

At the Meeting, Baytex Shareholders will be asked to approve the Merger Resolution in the form set forth in Appendix A to this Information Circular. The Merger Resolution must be approved by a simple majority of the votes cast by the Baytex Shareholders present in person or represented by proxy at the Meeting. Unless otherwise directed, the persons named in the form of proxy for the Meeting intend to vote in favour of the Merger Resolution. It is a condition of the Merger that the Merger Resolution be approved by the Baytex Shareholders.

For details of the Merger see "The Merger" and "Procedure for the Merger to Become Effective – Stock Exchange Listings".

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Election of Directors

The by-laws of Baytex provide that the number of directors shall be fixed from time to time by the Baytex Shareholders or the Baytex Board. The Baytex Board has fixed the number of directors at eight. The eight nominees proposed for election as directors of Baytex are as follows:

Mark R. Bly	Angela S. Lekatsas

Trudy M. Curran	Jennifer A. Maki

Eric T. Greager	David L. Pearce

Don G. Hrap	Steve D. L. Reynish

Should circumstances arise, for any reason, that a director nominee is unable to serve on the Baytex Board, the management designees named in the enclosed form of proxy reserve the right to vote for any other nominee at their discretion. Each person elected as a director will hold office until the close of the next annual meeting of Baytex Shareholders or until their successor is elected or appointed. Voting for the election of directors will be conducted on an individual, and not slate, basis.

Management of Baytex recommends that Baytex Shareholders vote FOR the election of each of these nominees. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the election of each of the nominees proposed in this Information Circular.

Majority Voting

The Baytex Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a meeting of Baytex Shareholders represent less than a majority of the Baytex Shares voted and withheld, the nominee will submit his or her resignation promptly after such meeting for the Baytex Board's consideration. A director who submits their resignation pursuant to the policy will not participate in any Meeting of the Baytex Board at which such resignation is considered. In determining whether the resignation should be accepted, the Baytex Board will consider all factors that it deems relevant, including, without limitation, the composition of the Baytex Board, the voting results and whether acceptance of the resignation is in the best interests of Baytex. Absent extraordinary circumstances, the Baytex Board will accept the resignation. The Baytex Board's decision to accept or reject the resignation will be announced by way of press release within 90 days of the date of the meeting of Baytex Shareholders. If the Baytex Board determines not to accept a resignation, the press release will state the reasons for that decision. The policy does not apply in circumstances involving contested director elections.

Advance Notice By-Law

We have adopted an advance notice by-law ("By-Law No. 2") which was ratified by Baytex Shareholders at the 2014 annual and special meeting of Baytex Shareholders. By-Law No. 2 provides that advance notice must be given to Baytex in circumstances where nominations of persons for election to the Baytex Board are made by Baytex Shareholders other than pursuant to: (a) a "proposal" made in accordance with the ABCA; or (b) a requisition of a meeting made pursuant to the ABCA. It also stipulates a deadline by which Baytex Shareholders must notify Baytex of their intention to nominate directors and sets out the information that Baytex Shareholders must provide regarding each director nominee and the nominating shareholder in order for the advance notice requirement to be met. These requirements are intended to provide all Baytex Shareholders with the opportunity to evaluate and review the proposed candidates and vote in an informed and timely manner regarding said nominees. No person nominated by a shareholder will be eligible for election as a director of Baytex unless nominated in accordance with the provisions of By-Law No. 2. As of the date of this Information Circular, we have not received any nominations via the advance notice mechanism.

Director Biographies

The following information is based partly on our records and partly on information received by us from the nominees.

104

Mark R. Bly – 63	Baytex Board and Board Committees		Meeting Attendance (2022)(1)
	Board of Directors (Chair)		6 of 6	100%
	Human Resources & Compensation Committee		3 of 3	100%
	Audit Committee		4 of 4	100%
	Reserves & Sustainability Committee		2 of 2	100%
	Nominating & Governance Committee		2 of 2	100%

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour	Secure Energy Services Inc.
	2022	98.77%
	2021	94.44%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2023	-	181,344	490,638	Yes
Incline Village, NV, USA	2022	27,778	152,200	409,544
Director since 2017	2021	71,279	124,031	298,353
Independent

Mr. Bly is an independent businessman with over 35 years of experience in the oil and gas industry, primarily with BP, a global producer of oil and gas. Mr. Bly led several key E&P units for BP in Alaska, the North Sea and in North America. After that, he was part of the E&P Executive Group, overseeing an international portfolio. He led the internal investigation of the Deepwater Horizon incident in 2010 and authored the "Bly Report" that defined the understanding of the event by the industry and established the basis for the new organization. In his final role as Executive Vice President, Safety and Operations Risk, he led the transformational program to drive operational excellence and risk management across all of BP's global activities. He currently serves as an independent director of Secure Energy Services Inc. Mr. Bly holds a Master of Science degree in structural engineering from the University of California, Berkeley and a Bachelor of Science degree in civil engineering from the University of California, Davis.

Note:

(1)       As Chair of the Board, Mr. Bly is invited to attend all Committee Meetings

Trudy M. Curran - 60	Baytex Board and Board Committees		Meeting Attendance (2022)
	Board of Directors		6 of 6	100%
	Nominating & Governance Committee		2 of 2	100%
	Human Resources & Compensation Committee		3 of 3	100%

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour	Trican Well Service Ltd.
	2022	95.73%
	2021	93.96%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada	2023	-	158,676	164,154	Yes
Director since 2016	2022	27,778	133,175	247,952
Independent	2021	71,279	108,527	220,860

Ms. Curran is a retired businesswoman with extensive experience in human resources, mergers and acquisitions, financing and governance. She served as an officer of Canadian Oil Sands Limited from September 2002 to the time of its sale in February 2016. As Senior Vice President, General Counsel & Corporate Secretary of Canadian Oil Sands Limited, she was responsible for legal, human resources and administration and a member of the executive team focused on strategy and risk management. From 2003 to 2016, she was a director of Syncrude Canada Ltd., where she served as chair of the Human Resources and Compensation Committee and as a member of the Pension Committee. She is a director of Trican Well Service Ltd., is a member of the Alberta Securities Commission and was previously the co-chair of the Executive Committee of the Calgary chapter of the Institute of Corporate Directors. Ms. Curran holds a Bachelor of Arts Degree in English and a Bachelor of Laws degree (both with distinction) from the University of Saskatchewan and the ICD.D designation from the Institute of Corporate Directors.

105

Eric T. Greager - 52	Baytex Board and Board Committees		Meeting Attendance (2022)
	Board of Directors		1 of 1	100%

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour
	2022	n/a	None

	Share Awards, DSUs and Shares Held(1)					Share Ownership Target
Denver, Colorado, USA	Year	RSAs (#)(1)	Incentive Awards (#)	PSAs (#)(2)	Shares (#)	Meets Target
Director since 2022	2023	68,127	76,503	578,518	500,000	Yes
Non-Independent,
Management

Mr. Greager joined Baytex as President and CEO on November 4, 2022. He is an accomplished energy executive with 30 years of operations and management experience. He is the former President, CEO and Director of NYSE-listed Civitas Resources, Inc. (formerly Bonanza Creek Energy, Inc.) ("Civitas"), a position he held from 2018 to 2022. Prior to joining Civitas, Mr. Greager was a Vice President and General Manager at Encana Oil & Gas ("Encana") where he was accountable for a multi-basin portfolio. He joined Encana in 2006 and served in various management and executive positions. Prior to Encana, Mr. Greager spent two years at Dominion Resources and over eleven years at Helmerich & Payne, Inc. Mr. Greager previously served as a board member at the Western Energy Alliance, Colorado Oil and Gas Association, Hunter Ridge Energy Services and the Texas Parks and Wildlife Foundation. Mr. Greager holds a Master's degree in Economics from the University of Oklahoma, a B.S. in Engineering from the Colorado School of Mines, and is a licensed professional engineer.

Notes:

(1)	RSAs are share settled restricted awards.
(2)	PSAs and are comprised of 306,011 PSAs and 272,507 share settled performance awards.
(3)	Mr. Greager attends committee meetings in his capacity as President and CEO of Baytex, he is not a member of any of the currently constituted Baytex Board committees.

Don G. Hrap - 64	Baytex Board and Board Committees		Meeting Attendance (2022)
	Board of Directors		6 of 6	100%
	Reserves & Sustainability Committee		2 of 2	100%
	Audit Committee		4 of 4	100%

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour
	2022	97.60%	None
	2021	94.59%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2023	-	158,676	84,381	Yes
Houston, Texas, USA	2022	46,768	133,175	57,100
Director since 2020	2021	93,536	108,527	27,969
Independent

Mr. Hrap is an independent businessman with over 35 years of experience in the oil and gas industry. Most recently, he was the President, Lower 48 at ConocoPhillips, a position he held from 2009 - 2018. While at ConocoPhillips Mr. Hrap also served as president of the Lower 48 and Latin America, and prior to that, senior vice president of Western Canada Gas with the company. He joined ConocoPhillips in 2006 through the merger with Burlington Resources, serving as senior vice president of operations for Burlington Canada. Earlier, he was vice president for the North American Division at Gulf Canada Resources, where he worked for 17 years. Mr. Hrap is a director of two private oil and gas exploration companies, Tall City Exploration III LLC and WildFire Energy I LLC. He is a former chairman and currently serves as a member of the API Upstream Committee, is an At-Large Director for the Independent Petroleum Association of America (IPAA) and a member of the executive committee of the U.S. Oil and Gas Association. Mr. Hrap graduated from the University of Manitoba with a Bachelor of Science in Mechanical Engineering in 1982. In 1995, he graduated from the University of Calgary with a Master in Business Administration.

106

Angela S. Lekatsas - 61	Baytex Board and Board Committees		Meeting Attendance (2022)
	Board of Directors		n/a

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour
	2022	n/a	None

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
Calgary, Alberta, Canada	2023	-	22,846	10,000	In Progress
Director since 2023
Independent

Ms. Lekatsas is the former President and Chief Executive Officer of Cervus Equipment Corporation ("Cervus") (2019 to 2021), a TSX listed company providing equipment solutions in agriculture, transportation and industrial sectors across Canada, Australia and New Zealand. Prior to her appointment as Chief Executive Officer, Ms. Lekatsas served as an independent member of the Board of Directors of Cervus, including Chair of Audit Committee and member of Human Resources and Compensation Committee beginning in 2014. For the period 2003 to 2018, Ms. Lekatsas served as a senior executive with Nutrien (a TSX and NYSE listed company) and its predecessor company Agrium, where she held numerous executive roles as a Vice President, including M&A, Integration, Operations Leader, Treasurer, Controller and Chief Risk Officer. Prior to Nutrien, she spent 16 years as a Chartered Professional Accountant, specializing in financial institutions, large transaction and cross border listed companies. Ms. Lekatsas currently serves as non-executive Chair of HGS Bioscience, a private company that manufactures agricultural products. Ms. Lekatsas has a Bachelor of Commerce Degree from the University of Saskatchewan and is a Chartered Professional Accountant. She also holds the ICD.D designation from the Institute of Corporate Directors. Ms. Lekatsas has been active professionally serving as an elected Board member of the Institute of Chartered Accountants of Manitoba, Professional Conduct Committee, Financial Institutions Committee, and guest lecturer.

Jennifer A. Maki - 52	Baytex Board and Board Committees		Meeting Attendance (2022)
	Board of Directors		6 of 6	100%
	Audit Committee		4 of 4	100%
	Human Resources & Compensation Committee		3 of 3	100%

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour
	2022	97.21%	Franco-Nevada Corporation
	2021	93.44%	Pan American Silver Corp.

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2023	-	158,676	173,054	Yes
North York, ON, Canada	2022	36,284	133,175	151,894
Director since 2019	2021	72,566	108,527	129,299
Independent

Ms. Maki joined the Baytex Board on September 9, 2019. Most recently she served as Chief Executive Officer of Vale Canada and Executive Director of Vale – SA – Base Metals (2014 to 2017) and previously held several other positions with Vale Base Metals, including Chief Financial Officer & Executive Vice-President (2007-2014) and Vice-President & Treasurer, and with Inco Limited as Assistant Controller. Ms. Maki participated actively in managing Vale's Base Metals businesses outside Canada as a member of the Board of Commissioners (2007 to 2017) of PT Vale Indonesia Tbk, serving as its President Commissioner (2014 to 2017), and as a director of Vale Nouvelle-Caledonie SAS. She was also Chair of Vale Canada's Pension Committee (2007-2017). Before joining Vale/Inco, she worked at PricewaterhouseCoopers LLP for 10 years in roles of increasing responsibility. She has been a director of Next Generation Manufacturing Canada (a not-for-profit organization) since September 2018 and is currently a Director at Franco-Nevada Corporation and Pan American Silver Corp. She also holds the ICD.D designation from the Institute of Corporate Directors. She has a Bachelor of Commerce degree from Queen's University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada.

107

David L. Pearce - 68	Baytex Board and Board Committees		Meeting Attendance (2022)
	Board of Directors		6 of 6	100%
	Human Resources & Compensation Committee		3 of 3	100%
	Reserves & Sustainability Committee		2 of 2	100%

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour
	2022	98.62%	Headwater Exploration Inc.
	2021	96.42%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2023	-	158,676	260,890	Yes
Calgary, Alberta, Canada	2022	27,778	133,175	244,688
Director since 2018	2021	71,279	108,527	217,596
Independent

Mr. Pearce has been working with the Private Equity Energy firm Azimuth Capital Management since July 2014 as Deputy Managing Partner. He was an Operating Partner with the Azimuth predecessor KERN Partners from November 2008 to July 2014. Mr. Pearce was a director of Raging River Exploration Inc. from March 2012 to August 2018. He was with Northrock Resources Ltd. from June 1999 to January 2008 where he held several senior officer positions and most recently was the President and Chief Executive Officer. Prior thereto Mr. Pearce worked in various management roles at Fletcher Challenge Canada, Amoco Canada and Dome Petroleum. Mr. Pearce has a Bachelor of Science in Mechanical Engineering (Honors) from the University of Manitoba.

Steve D.L Reynish - 64	Baytex Board and Board Committees		Meeting Attendance (2022)
	Board of Directors		6 of 6	100%
	Reserves & Sustainability Committee		2 of 2	100%
	Nominating & Governance Committee		2 of 2	100%

	Annual General Meeting Voting Results		Other Public Co. Boards
	Year	Votes in Favour
	2022	89.96%	None
	2021	94.59%

	Share Awards, DSUs and Shares Held				Share Ownership Target
	Year	Share Awards (#)	DSUs (#)	Shares (#)	Meets Target
	2023	—	174,568	67,600	Yes
Calgary, Alberta, Canada	2022	—	149,067	57,600
Director since 2020	2021	—	124,419	47,600
Independent

Mr. Reynish is an experienced executive with extensive experience in oil and gas, mining and clean energy. He previously served as the President and Chief Executive Officer of Enlighten Innovations, a private Calgary based clean energy technology organization which he joined in 2020. Prior to Enlighten Mr. Reynish served as an Executive Vice President at Suncor Energy Inc. ("Suncor") for eight years in a variety of capacities where he was accountable for the company's strategy, ESG and corporate development initiatives, new technology development, joint venture and commercial portfolios – all instrumental in positioning Suncor as a top-tier Western Canadian based integrated energy company. Mr. Reynish also served as President of Marathon Oil Canada, which he joined through the acquisition of Western Oil Sands where he was Executive Vice President, Operations. Prior to his entry into Canada, he held senior positions within the Anglo American Group, including Vice President of Mining of Anglo Base Metals in Johannesburg and Chief Executive Officer of Bindura Nickel in Zimbabwe. Mr. Reynish holds a Masters degree in Mining Engineering and an MBA, both earned in the UK. He has completed Post Graduate studies at IMD and the Wharton School. He is a member of the board of Energy Safety Canada, the Institute of Corporate Directors (ICD) and National Association of Corporate Directors (NCAD), and a former Member of the Board of Governors of the Oxford Institute of Energy Studies, the Canadian Associated of Petroleum Producers (CAPP) and the Canada Institute.

108

Additional Disclosure Relating to Proposed Directors

Other than as described below, no proposed director:

•	Is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity,

o	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

o	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

o	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any Proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

•	Has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any Proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

David Pearce is a director of Courser Energy Ltd. (formerly Kaisen Energy Corp.) ("Kaisen"). On December 8, 2021, Kaisen sought and obtained protection under the Companies' Creditors Arrangement Act ("CCAA") pursuant to an Order (the "Initial Order") of the Court of Queen's Bench of Alberta (as it then was, the "Court"). The Initial Order authorized Kaisen to begin a Court-supervised restructuring and granted Kaisen various relief, including but not limited to, an initial stay of proceedings against Kaisen and its assets, appointing Ernst & Young Inc. as Monitor (the "Monitor"), and providing Kaisen the opportunity to prepare and file a plan of arrangement under the CCAA for the consideration of its creditors and other stakeholders. On December 17, 2021, the Court approved a plan of arrangement under the CCAA including provisions relating to receiving creditor and stakeholder approval for the plan of arrangement. On March 16, 2022, the Monitor filed a Plan Implementation Certificate confirming that the Plan, as approved by affected creditors and the Court is effective in accordance with its terms and the Sanction Order. As a result, the CCAA Proceedings have now concluded and the Monitor has been discharged.

Trudy Curran, a director of Baytex, was a director of Great Panther Mining Ltd. ("Great Panther") from June 9, 2021 to December 15, 2022. On September 6, 2022, Great Panther filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), which provided Great Panther with creditor protection while it sought to restructure its affairs. On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther's securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian Securities Laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the Bankruptcy and Insolvency Act (Canada) and Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther's estate.

To our knowledge, none of our proposed directors has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Professional Accountants, as our auditors, to hold office until the next annual meeting of Baytex Shareholders or until their successors are appointed and to authorize the directors to fix their remuneration. KPMG LLP have acted as the auditors of Baytex since June 2016.

The Audit Committee of the Baytex Board recommends that you vote FOR the appointment of KPMG as auditors of Baytex. Unless instructed otherwise, the persons named in the form of proxy will vote for the appointment of KPMG as auditors of Baytex.

The following table provides information about the fees billed to us and our Subsidiaries for professional services rendered by our external auditors, during fiscal 2022 and 2021 (in thousands of Canadian dollars):

Year	Audit Fees(1)	Audit-Related Fees(2)	Tax Fees(3)	All Other Fees(4)	Total
2022	$1,145	$—	$—	$—	$1,145
2021	$989	$—	$—	$—	$989

Notes:

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements. In addition to the fees for annual audits of financial statements and review of quarterly financial statements, services in this category for fiscal 2022 and 2021 also include amounts for audit work performed in relation to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.

(2)	Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees.

(3)	Tax fees include fees for tax compliance, tax advice and tax planning.

(4)	All other fees include all other non-audit services.

Advisory Vote on Executive Compensation

As part of Baytex's commitment to excellence in corporate governance, the Baytex Board provides Baytex Shareholders an opportunity to provide feedback on our approach to executive compensation by way of a non-binding advisory vote. The Baytex Board believes that it is essential for the Baytex Shareholders to be well informed of Baytex's approach to executive compensation and Baytex Shareholders are encouraged to read the "Compensation Discussion and Analysis" section in this Information Circular. At last year's annual meeting, we received 94.88% support on our say-on-pay vote. This advisory vote is an important part of the ongoing process of engagement between the Baytex Shareholders and the Baytex Board, and we remain committed to actively soliciting shareholder feedback on our approach to executive compensation.

As this is an advisory vote, the results will not be binding upon the Baytex Board. However, the Baytex Board will consider the outcome of the vote, along with feedback received from Baytex Shareholders, as part of its ongoing review of executive compensation.

At the Meeting, Baytex Shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Baytex Board, that the Baytex Shareholders accept the approach to executive compensation disclosed in the information circular - proxy statement of Baytex Energy Corp. dated April 3, 2023."

The Baytex Board recommends that you vote FOR the advisory vote on executive compensation. Unless instructed otherwise, the persons named in the form of proxy will vote FOR the advisory vote on executive compensation.

ABOUT THE DIRECTORS

Director Experience and Baytex Board Composition

The following table outlines the experience and background of, but not necessarily the technical expertise of, our director nominees based on information provided by such individuals.

Skills Matrix

●	Expert in the field as a consequence of specific training and extensive experience as practitioner.

¤	Significant knowledge of subject area through training and/or direct work experience, or supervision of function.

¡	Basic understanding of subject area through previous training/exposure.

	Bly	Curran	Greager	Hrap	Lekatsas	Maki	Pearce	Reynish
Business Development	●	¤	●	●	●	¤	●	●
Capital Markets	¤	¤	●	¤	●	●	●	●
Change Management	●	●	●	●	●	●	●	¤
Corporate Governance	●	●	●	●	●	¤	¤	¤
Enterprise Management	●	●	●	●	●	●	●	●
Enterprise Risk Management	●	●	●	●	●	●	¤	●
ESG Oversight, including safety	●	●	●	●	¤	¤	●	●
Finance and Accounting	¤	¤	¤	¤	●	●	¤	¤
Human Capital Management	●	●	●	●	●	¤	●	¤
Non-Canadian Resource Experience	●	¡	●	●	¡	●	●	●
Oil & Gas Industry Experience	●	¤	●	●	¡	¡	●	●
Reserves Evaluation	●	¡	●	●	¤	¡	●	¤

The following table shows the composition of our director nominees by age, tenure, gender and independence.

	Bly	Curran	Greager	Hrap	Lekatsas	Maki	Pearce	Reynish	2022
Age (years)	63	60	52	62	61	52	68	64	Average 60
Tenure (years)	6	7	1	3	1	4	5	3	Average 4
Gender Male	✓		✓	✓			✓	✓	5 (62.5%)
Female		✓			✓	✓			3 (37.5%)
Independence	✓	✓	CEO	✓	✓	✓	✓	✓	7 (87.5%)

Director Compensation

The Human Resources and Compensation Committee of the Baytex Board (the "HRC Committee") is responsible for the development and implementation of a compensation plan for directors who are not also officers of Baytex. Officers of Baytex who are also directors (currently Eric T. Greager, our President and CEO) are not paid any compensation for acting as a director and director compensation described in this section refers to compensation received by the directors who are not also officers of Baytex.

The main objectives of our directors' compensation plan are to:

•	Attract and retain the services of the most qualified individuals.

•	Compensate the directors in a manner that is commensurate with the risks and responsibilities associated with Baytex Board and committee membership and at a level that approximates the median compensation paid to directors of an industry-specific peer group.

•	Align the interests of directors with the Baytex Shareholders.

To meet and maintain these objectives, the HRC Committee annually performs a review of the directors' compensation plan, which includes surveying the compensation programs and amounts paid to directors of an industry-specific peer group (see "Compensation Peer Group" below). The HRC Committee recommends any changes to the compensation plan to the Baytex Board for consideration and, if deemed appropriate, approval. No meeting fees are paid to directors, instead directors receive a flat retainer to ensure management can access Baytex Board members as needed.

Compensation for 2022

The following table sets forth the principal elements of the compensation plan for directors for the 2022 year, which is unchanged from 2021. Directors received cash retainers and deferred share units ("DSUs"). In addition, directors are reimbursed for expenses incurred to attend Baytex Board and committee meetings.

Director Compensation Components	Cash ($)	DSUs ($)
Chair of the Baytex Board - Annual	140,000	160,000
Baytex Board Member - Annual	50,000	140,000
Committee Chair Retainers - Annual:
Audit	15,000
Human Resources and Compensation	15,000
Nominating and Governance	10,000
Reserves	10,000
Travel Fee – for travel outside of home province/state (for more than four hours round trip) to attend a meeting	1,500

The number of DSUs granted is determined by dividing the dollar amount of the grant by the fair value of the Baytex Shares on the grant date. DSUs vest immediately upon grant. When a director ceases to serve on the Baytex Board for any reason, the director is entitled to receive a cash payment for each DSU held equal to the market price of the Baytex Shares as calculated in accordance with Baytex's Deferred Share Unit Plan (the "DSU Plan"). The DSU Plan is a "phantom plan", no Baytex Shares are issued.

Total Compensation Summary

The following table sets forth the total compensation paid to the non-officer directors for the year ended December 31, 2022.

Directors	Fees Earned ($)	Share-Based Awards ($)(1)	Total ($)
Mark R. Bly	149,000	160,000	309,000
Trudy M. Curran	65,000	140,000	205,000
Don G. Hrap	66,000	140,000	206,000
Angela S. Lekatsas(2)	-	-	-
Jennifer A. Maki	71,000	140,000	211,000
Gregory K. Melchin(3)	51,500	140,000	191,500
David L. Pearce	50,000	140,000	190,000
Steve D. L. Reynish	58,500	140,000	198,500
Total	511,000	1,000,000	1,511,000

Notes:

(1)	Represents the aggregate value of the DSU grant to each director. The number of DSUs granted is then determined by dividing the dollar amount of the grant by the volume weighted average trading price of the Baytex Shares on the TSX for the five Trading Days preceding the grant date. The grant date fair value presented for these DSUs is consistent with the fair value used for accounting purposes.

(2)	Ms. Lekatsas joined the Baytex Board effective February 8, 2023.

(3)	Mr. Melchin is not standing for re-election at the Meeting.

Fees Paid

The following table provides a detailed breakdown of the fees paid to our non-officer directors for the year ended December 31, 2022. Fees are paid on a quarterly basis.

Directors	Board Retainer ($)	Committee Chair Retainer ($)	Meeting Fees and Travel Fees ($)	Total Fees Earned ($)
Mark R. Bly(1)	140,000		9,000	149,000
Trudy M. Curran	50,000	15,000		65,000
Don G. Hrap	50,000	10,000	6,000	66,000
Angela S. Lekatsas(2)	-			-
Jennifer A. Maki	50,000	15,000	6,000	71,000
Gregory K. Melchin(3)	50,000	1,500		51,500
David L. Pearce	50,000			50,000
Steve D. L. Reynish	50,000	8,500		58,500
Total	440,000	50,000	21,000	511,000

Notes:

(1)	Mr. Bly also serves as a director of our indirect, wholly owned, Subsidiary, Baytex Energy USA, Inc. In this capacity he is paid meeting attendance fees of US$1,200 per meeting. This fee has been converted to Canadian dollars using an exchange rate of 1.35 CAD/US. He attended two such meetings in 2022.

(2)	Ms. Lekatsas joined the Baytex Board effective February 8, 2023.

(3)	Mr. Melchin is not standing for re-election at the Meeting.

Equity Based Compensation

With the adoption of the DSU Plan, no share awards were granted to non-officer directors in 2021 or 2022. However, we have a full-value share award incentive plan (the "Baytex Share Award Incentive Plan") pursuant to which we may grant restricted awards ("RSAs") and performance awards ("PSAs") to directors. The Baytex Share Award Incentive Plan contains the following restrictions on director participation: (1) the number of Baytex Shares issuable pursuant to the Baytex Share Award Incentive Plan to non-officer directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding Baytex Shares; and (2) the value of all share awards granted to any non-officer director during a calendar year, as calculated on the date of grant, cannot exceed $150,000. For further information, see Appendix H – Summary of Share Based Compensation Plans attached to this Information Circular.

Share-Based Awards - Value Vested During the Year

The following table reflects the value of RSAs and DSUs which vested during the year for our non-officer directors. Vested RSAs are valued at the vest date fair value, whereas DSUs vest when granted and so are valued at the grant date fair value. Vested DSU grants do not pay out until the director ceases to be a director. RSAs have not been granted to directors since 2020 (as they were replaced by DSUs in 2021), and the last set of RSAs held by directors vested in March of 2023.

	Value of share-based awards that vested during the year(1)
Directors	RSAs ($)	DSUs ($)
Mark R. Bly	247,086	160,000
Trudy M. Curran	247,086	140,000
Don G. Hrap	265,642	140,000
Angela S. Lekatsas(2)	-	-
Jennifer A. Maki	206,082	140,000
Gregory K. Melchin(3)	247,086	140,000
David L. Pearce	247,086	140,000
Steve D. L. Reynish	-	140,000
Total	1,460,068	1,000,000

Notes:

(1)	Amounts reflect vested RSAs valued at the vest date fair value (being the number of RSAs that vested multiplied by the volume weighted average price of the Baytex Shares on the TSX for the five days preceding the applicable vest date) and vested DSUs valued at the grant date fair value (being the number of DSUs that were granted multiplied by the volume weighted average price of the Baytex Shares on the TSX for the five days preceding the applicable grant date) since they vest immediately.

(2)	Ms. Lekatsas joined the Baytex Board effective February 8, 2023.

(3)	Mr. Melchin is not standing for re-election at the Meeting.

Outstanding Share-Based Awards

The following table reflects the future estimated payout for outstanding RSAs and DSUs as at December 31, 2022 for each of our non-employee directors.

Directors	Number of share- based awards that have not vested(1) (#)	Market or payout value of share- based awards that have not vested(2) ($)	Number of vested share-based awards that have not paid out(3) (#)	Market or payout value of vested share-based awards that have not paid out(4) ($)
Mark R. Bly	27,778	168,890	152,200	925,376
Trudy M. Curran	27,778	168,890	133,175	809,704
Don G. Hrap	46,768	284,349	133,175	809,704
Angela S. Lekatsas(5)	—	—	—	—
Jennifer A. Maki	36,284	220,607	133,175	809,704
Gregory K. Melchin(6)	27,778	168,890	133,175	809,704
David L. Pearce	27,778	168,890	133,175	809,704
Steve D. L. Reynish	—	—	149,067	906,327
Total	194,164	1,180,516	967,142	5,880,223

Notes:

(1)	Reflects RSAs that have not vested as of December 31, 2022.

(2)	Valued based on the number of RSAs that have not vested as at December 31, 2022, multiplied by the December 31, 2022 closing price on the TSX of $6.08 per Baytex Share.

(3)	Reflects DSUs that were vested but not paid out as of December 31, 2022. Under the terms of the DSU Plan, DSUs vest at the time of grant and are paid out when an individual ceases to be a director of Baytex for any reason.

(4)	Valued based on the number of vested DSUs that have not been paid out as at December 31, 2022, multiplied by the December 31, 2022 closing price on the TSX of $6.08 per Baytex Share.

(5)	Ms. Lekatsas joined the Baytex Board effective February 8, 2023.

(6)	Mr. Melchin is not standing for re-election at the Meeting.

Equity Ownership - Directors

Ownership guidelines are one way directors demonstrate their commitment to Baytex's long-term success and alignment with Baytex Shareholders. The share ownership guideline for all directors is equal to three times: (i) the annual retainers paid to such director; plus (ii) their annual grant of share based compensation. The level of ownership must be attained by each director within three years of when he or she is first elected or appointed. Shares owned and DSUs granted are counted towards the guideline. A director meets the guidelines if either the grant value, market value or adjusted cost base of their Baytex Shares and DSUs exceeds the ownership guideline.

The guidelines and the status of each director nominee as at April 3, 2023 with respect to their compliance with the guidelines is shown in the table below.

Director Nominees	Principal Position	Ownership Value Guideline ($)	Shares and DSUs held (#)	Market Value of Shares and DSUs ($)(1)	Guideline Met (Y) or In Progress (IP)
Mark R. Bly	Chair of the Board	900,000	671,982	3,642,142	Y
Trudy M. Curran	Director	570,000	322,830	1,749,739	Y
Eric T. Greager(2)	President and CEO	2,300,000	500,000	2,710,000	Y
Don G. Hrap	Director	570,000	243,057	1,317,369	Y
Angela S. Lekatsas(3)	Director	570,000	32,846	178,025	IP
Jennifer A. Maki	Director	570,000	331,730	1,797,977	Y
David L. Pearce	Director	570,000	419,566	2,274,048	Y
Steve D. L. Reynish	Director	570,000	242,168	1,312,551	Y

Notes:

(1)	Calculated by multiplying the number of Baytex Shares and DSUs held by the April 3, 2023 closing price of the Baytex Shares on the TSX of $5.42 per Baytex Share.
(2)	As an officer, Mr. Greager's ownership guideline is four times his annual salary. Mr. Greager does not hold any DSUs.
(3)	Ms. Lekatsas joined the Baytex Board effective February 8, 2023.

CORPORATE GOVERNANCE

Board Independence and Mandate

The Baytex Board, either directly or through its committees, is responsible for the stewardship of Baytex. A copy of the mandate of the Baytex Board is attached as Appendix G – Board of Directors Mandate and Terms of Reference to this Information Circular and is available on our website at www.baytexenergy.com.

Based on the definition of "independence" contained in National Instrument 58-101 "Disclosure of Corporate Governance Practices" and a review of the applicable factual circumstances (including financial, contractual and other relationships), the Nominating and Governance Committee has determined that seven of our eight director nominees, including the Chair of the Baytex Board, are independent. The seven independent director nominees are: Mark R. Bly, Trudy M. Curran, Don G. Hrap, Angela S. Lekatsas, Jennifer A. Maki, David L. Pearce and Steve D. L. Reynish. Eric T. Greager is not considered independent as he currently serves as our President and CEO.

Baytex Board Meetings

The Baytex Board meets a minimum of six times per year. Each Baytex Board and committee meeting includes an in camera discussion by the independent directors without the presence of management. Meeting agendas are approved by the Chair of the Baytex Board or applicable committee chair prior to each meeting and the directors receive a comprehensive package of information prepared by management in advance of each meeting. Further, although discussed quarterly, at least one meeting per year is dedicated to a review of Baytex's strategy in order to allow the directors to assist in formulating and providing direct feedback on Baytex's strategic direction and management provides the Baytex Board with quarterly updates regarding such strategy.

Chair of the Baytex Board

The Chair of the Baytex Board is responsible for the overall management of the Baytex Board, including ensuring that the Baytex Board is organized properly, functions effectively and independent of management and meets its obligations and responsibilities. The Baytex Board has developed a written position description for the Chair of the Baytex Board. The Chair of the Baytex Board maintains a liaison and communication with (i) the other directors and the committee chairs to co-ordinate input from directors and optimize the effectiveness of the Baytex Board and its committees, and (ii) our CEO and other members of the management team to ensure that the Baytex Board receives adequate and regular updates from the CEO and other members of the management team. Our Chair of the Baytex Board also ensures that reasonable procedures are in place for directors to engage outside advisors at Baytex's expense in appropriate circumstances and assists with the director assessment process by meeting with each director to obtain insight as to where they believe the Baytex Board and its committees could be operating more effectively.

Committee Membership and Mandates

The Baytex Board has four committees:

- Audit Committee	- HRC Committee

- Nominating and Governance Committee	- Reserves and Sustainability Committee

In addition, during 2022 an ad hoc search committee was formed to lead the search for a new President and CEO. The special committee was comprised of Mark R. Bly (Chair of the Baytex Board), Steve L. Reynish (Chair of the Nominating and Governance Committee) and Trudy M. Curran (Chair of the HRC Committee). No additional compensation was paid to the directors serving on this special committee.

Committee Member Independence and Committee Mandates

At present, all of our committees are comprised solely of independent directors. Mr. Bly (as Chair of the Baytex Board) and Mr. Greager (as President and CEO) are typically invited and attend committee meetings. A description of the membership and a summary of the responsibilities for each committee is provided below. In addition, copies of the committee mandates are available on our website at www.baytexenergy.com.

Committee and Chair Assignments and Rotation

Committee assignments and the designation of committee chairs are based on each director's knowledge and skills, interests and areas of expertise. The Baytex Board favours rotation of committee assignments and committee chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Baytex Board committees. However, the Baytex Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members may be rotated in response to changes in membership of the Baytex Board or plans for director succession. All directors are welcome to attend any committee meetings and are given access to all committee materials regardless of whether they are a member of the committee.

Audit Committee

Committee Members:

•	Jennifer Maki (Chair)
•	Gregory Melchin(1)
•	Don Hrap

Note:

(1)	Ms. Lekatsas will join the Audit Committee following the Meeting, as Mr. Melchin is not standing for re-election at the Meeting.

Committee Responsibilities

•	Reviewing financial statements, management's discussion and analysis, annual information forms and all public disclosure containing audited or unaudited financial information prior to submission to the Baytex Board for approval.
•	Appointment of external auditors and the terms of their engagement, subject to approval of the Merger Resolution by Baytex Shareholders.
•	Overseeing the work of the external auditors, including meeting with the external auditors independently of our management.

•	Reviewing and approving all services to be provided by the external auditors.
•	Reviewing annually with the external auditors their plan for the audit and, upon completion of the audit, their audit reports.
•	Reviewing and discussing accounting and reporting policies and changes in accounting principles.
•	Reviewing with the external auditors our internal control systems and procedures.
•	Reviewing risk management policies and procedures, including with respect to hedging, insurance, litigation, and information technology security.
•	Establishing procedures for the receipt, retention and treatment of complaints received by Baytex regarding accounting, internal accounting controls or auditing matters.
•	Reviewing and approving hiring policies regarding employees and former employees of the present and former external auditors of Baytex.

Meeting Schedule

The Audit Committee meets at least four times annually, or more frequently if warranted.

Independence, Financially Literacy and Financial Expertise

All members of the Audit Committee are independent and financially literate. The Baytex Board has determined that Ms. Maki and Mr. Melchin are "audit committee financial experts" as that term is defined by the SEC. In addition Ms. Lekatsas is independent, financially literate and the Baytex Board has determined that she is an "audit committee financial expert" as that term is defined by the SEC.

Cyber Security and Enterprise Risk Management

The Audit Committee receives quarterly updates on management's assessment of the status of Baytex's key enterprise risks. In addition, the Audit Committee mandate includes cyber security as a part of its risk oversight responsibilities. The mandate of Baytex's Audit Committee includes oversight for the security of Baytex's information systems and the information technology used by Baytex and the Chief Financial Officer has functional responsibility. At each meeting the Audit Committee is provided with an updated security activity register which categorizes Baytex's activities according to the Center of Internet Security Controls 20 (CIS 20) best practices. Baytex's cybersecurity program is modelled after industry standard frameworks and includes ongoing cybersecurity education and awareness training for all employees. Education and training is comprised of testing and periodic engagement of independent third parties to assess our risk, test our controls and measure the process and maturity of our program against industry benchmarks. To date, Baytex has not experienced any material security breaches and has not purchased an information security risk insurance policy.

Nominating and Governance Committee

Committee Members:

•	Steve Reynish (Chair)(1)
•	Trudy Curran
•	Gregory Melchin(2)

Notes:

(1)	Mr. Reynish replaced Mr. Melchin as chair of the Nominating and Governance Committee effective February 24, 2022 as the Baytex Board and committee members were in favour of having a shorter tenured director as chair of the Nominating and Governance Committee.
(2)	Ms. Lekatsas will join the Nominating and Governance Committee following the Meeting, as Mr. Melchin is not standing for re-election at the Meeting.

Committee Responsibilities

•	Reviewing on a periodic basis the composition of the Baytex Board and its committees.
•	Assessing on a periodic basis the effectiveness of the Baytex Board as a whole, the committees of the Baytex Board and the contribution of individual directors and considering the appropriate size of the Baytex Board.

•	Recommending suitable candidates as nominees for election or appointment as directors.
•	Assessing on a periodic basis the effectiveness of Baytex's Board and Management Diversity Policy (the "Diversity Policy").
•	Developing, for the review and approval of the Baytex Board, a mandate for the Baytex Board and each of its committees.
•	Developing, for the review and approval of the Baytex Board, position descriptions outlining the duties and responsibilities of the Chair of the Baytex Board, the Lead Independent Director, the chair of each of the Baytex Board committees and the CEO.
•	Developing, for the review and approval of the Baytex Board, a code of business conduct and ethics, disclosure policy, insider trading policy, share ownership guidelines and corporate governance guidelines.
•	Preparing and recommending to the Baytex Board any required disclosures of governance practices to be included in our management information circular and proxy statement.
•	Reviewing and where appropriate recommending changes to the Baytex Board's governance practices and policies.

Meeting Schedule

The Nominating and Governance Committee is mandated to meet at least once per year, but typically meets at least twice per year.

Independence

All members of the Nominating and Governance Committee are independent.

Board and Director Assessment and Diversity Policy

Among other matters, the Nominating and Governance Committee manages the director nomination and succession planning process as well as the director assessment process. In addition, the Nominating and Governance Committee monitors the Diversity Policy. These items are further described in the Baytex Board Process and Policies section below.

Human Resources and Compensation Committee

Committee Members:

•	Trudy Curran (Chair)
•	Jennifer Maki
•	David Pearce

Committee Responsibilities

•	Reviewing on a periodic basis the compensation policies and practices and overall philosophy of Baytex and, where appropriate, making recommendations to the Baytex Board regarding substantive changes to such compensation policies and practices and overall philosophy.
•	Reviewing and recommending to the Baytex Board the retainers and fees to be paid to members of the Baytex Board.

•	Establishing the performance measures for the ensuing year for the short-term incentive plan.
•	Reviewing and approving the performance objectives for the ensuing year for the President and CEO of Baytex and, if appropriate, for the other officers in consultation with the Baytex Board, reviewing on an annual basis the performance of the CEO and to receive the CEO's appraisal of the performance of the other officers.
•	Reviewing and approving the compensation and benefits package and bonuses for the CEO and each of the other officers of Baytex and, in connection therewith, to receive and consider the CEO's recommendations for the other officers.

•	With respect to the compensation and benefits package and bonuses to be paid to the non-officer employees of Baytex, receiving and considering the CEO's recommendation and recommending to the Baytex Board such compensation and benefits package and bonuses in aggregate (with the allocation thereof to specific employees to be made by the CEO).
•	Receiving and considering the CEO's recommendations for the type of long-term incentive plans to be implemented by Baytex and making recommendations in respect thereof to the Baytex Board.
•	Administering the long-term incentive plans of Baytex in accordance with their terms, including establishing the performance measures for any PSAs and approving the granting of awards thereunder.
•	Preparing and recommending to the Baytex Board any required disclosures of compensation practices to be included in the information circular - proxy statement.
•	Reviewing the results of any shareholder advisory vote on our approach to executive compensation and consider whether any adjustments should be made to the compensation policies and practices as a result of such vote.
•	Reviewing on an annual basis the management succession plan to ensure that qualified personnel will be available for succession to executive positions and report to the Baytex Board on the status of such plan annually.
•	Reviewing industry, regulatory and compensation governance principles and their possible impacts on the Baytex's human resources policies and practices and make appropriate amendments.

Meeting Schedule

The HRC Committee is mandated to meet at least three times per year.

Committee Independence

All members of the HRC Committee are independent.

Management Succession Planning and Board and Management Compensation

The HRC Committee manages the management succession planning process described in the Baytex Board Process and Policies section below as well as all matters related to director and executive compensation as described in this Information Circular.

Reserves and Sustainability Committee

Committee Members:

•	Don Hrap (Chair)
•	David Pearce
•	Steve Reynish

Committee Responsibilities

•	Providing a recommendation to the Baytex Board as to the appointment of an independent qualified reserves evaluator or auditor (the "Independent Evaluator") to prepare an estimate of our proved and probable reserves and related future net revenue (the "Reserves Data") as at the last day of our financial year.
•	Oversight and monitoring of Baytex's performance related to health, safety, environment, climate and other sustainability matters.
•	With respect to the annual estimate of the Reserves Data prepared by the Independent Evaluator: (a) reviewing the scope of work of the Independent Evaluator; (b) reviewing the procedures for providing information to the Independent Evaluator; (c) reviewing the estimate of the Reserves Data prepared by the Independent Evaluator, including the major assumptions used in preparing such estimate; (d) reviewing any material changes in the Reserves Data from the prior year; (e) meeting separately with management and the Independent Evaluator to determine whether any restrictions placed by management affected the ability of the Independent Evaluator to report without reservation on the Reserves Data; and (f) providing a recommendation to the Baytex Board as to whether to approve the report on the Reserves Data prepared by the Independent Evaluator.

•	Providing a recommendation to the Baytex Board as to whether to approve the content and/or filing of the annual statement of the Reserves Data and other information prescribed by applicable Canadian Securities Laws, including any reports of the Independent Evaluator and of management in connection therewith.
•	Considering and reviewing Baytex's performance with respect to health, safety, environment, climate and other sustainability matters, including the setting, benchmarking and measurement of appropriate performance and achievement targets.
•	Reviewing all matters relating to the preparation, disclosure and/or filing of information related to our reserves and to health, safety, environment, climate and other sustainability matters.

Meeting Schedule

The Reserves and Sustainability Committee is mandated to meet at least once per year, but typically meets at least twice per year.

Committee Independence

All members of the Reserves and Sustainability Committee are independent.

Sustainability Oversight

Since assuming responsibility for oversight of Baytex's sustainability matters in 2020, the Reserves and Sustainability Committee has added a second regular meeting to its annual process that is primarily focused on reviewing Baytex's sustainability initiatives and related disclosures, including Baytex's most recently published ESG report.

Outside Boards - Directors

The following table lists the names of other reporting issuers on which our director nominees serve as a director (or the equivalent).

Director	Names of Other Reporting Issuers
Mark R. Bly	Secure Energy Services Inc.
Trudy M. Curran	Trican Well Service Ltd.
Eric T. Greager	None
Don G. Hrap	None
Angela S. Lekatsas	None
Jennifer A. Maki	Franco-Nevada Corporation and Pan American Silver Corp.
David L. Pearce	Headwater Exploration Inc.
Steve D. L. Reynish	None

Meeting Attendance

The following is a summary of attendance of our directors at meetings of the Baytex Board and its committees during the year ended December 31, 2022. We had 100% attendance at all Baytex Board and committee meetings in 2022.

	Meetings Attended / Meetings Held
Directors	Board	Audit Committee	Human Resources and Compensation Committee	Reserves and Sustainability Committee(1)	Nominating and Governance Committee	Overall Attendance
Mark R. Bly (2)	6/6	4/4	3/3	2/2	2/2	100%
Trudy M. Curran	6/6		3/3		2/2	100%
Eric T. Greager(3)	1/1		1/1			100%
Don G. Hrap	6/6	4/4		2/2		100%
Angela S. Lekatsas(3)
Jennifer A. Maki	6/6	4/4	3/3			100%
Gregory K. Melchin	6/6	4/4			2/2	100%
David L. Pearce	6/6		3/3	2/2		100%
Steve D. L. Reynish	6/6			2/2	2/2	100%

Notes:

(1)	Members of the Audit Committee are invited (but not required) to attend the meeting of the Reserves and Sustainability Committee where the year-end reserves evaluations are reviewed.
(2)	As Chair of the Baytex Board, Mr. Bly is invited to attend all Baytex Board committee meetings. As President and CEO, Mr. Greager typically attends all Baytex Board committee meetings.
(3)	Mr. Greager joined the Baytex Board November 4, 2022. Ms. Lekatsas joined the Baytex Board February 8, 2023.

BOARD PROCESS AND POLICIES

Director Nomination and Succession Planning

The Nominating and Governance Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become Baytex Board members and recommending to the Baytex Board the new director nominees for appointment or election at the next annual meeting of Baytex Shareholders. The Nominating and Governance Committee has written terms of reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Baytex Board.

In making its recommendations respecting the nomination of a director, the Nominating and Governance Committee considers, among other factors, the competencies and skills the Baytex Board needs to possess as a whole (taking into account the corporate strategy), the competencies and skills that each existing director possesses, the competencies and skills each new nominee will bring to the position and whether or not each new nominee contributes to the diversity in gender, age and ethnicity of the Baytex Board. The Nominating and Governance Committee also considers whether or not each new nominee can devote sufficient time and resources to their duties as a Baytex Board member. This process is carried out in concert with our succession planning, described below.

With respect to Baytex Board succession, the Nominating and Governance Committee is responsible for reviewing on a periodic basis the composition of the Baytex Board and recommending suitable candidates as nominees for election or appointment as directors. As part of this process, the Nominating and Governance Committee identifies the competencies and skills that are required for the Baytex Board in light of the corporate strategy. The Nominating and Governance Committee then compares the required competencies and skills to those of each existing director in order to identify areas of need. The Nominating and Governance Committee periodically canvasses each director about their plans for continuing to serve on the Baytex Board in order to identify and plan for director retirements.

During 2022, the Nominating and Governance Committee worked with an independent search firm to identify qualified candidates. At the conclusion of this process Ms. Angela Lekatsas was unanimously recommended for appointment to the Baytex Board. The Baytex Board endorsed this recommendation and Ms. Lekatsas was appointed to the Baytex Board in February 2023.

Orientation and Continuing Education

Upon joining the Baytex Board, a new director is provided with a directors' information binder which includes a copy of the mandate of the Baytex Board and each of its committees, the Terms of Reference for the Chair of the Baytex Board, the Chair of each Baytex Board committee and the CEO, our corporate policies and our by-laws. To accelerate each new directors' understanding of our business, we also arrange a series of meetings between the director and each of Baytex's officers. At these Meetings, the officer and in some cases members of their team provide a presentation regarding that officer's areas of responsibility and the director is provided the opportunity to ask questions.

Each of our directors is responsible for ensuring that they maintain the skill and knowledge necessary to meet their obligations as a director. As part of their continuing education, the Baytex Board receives management presentations with respect to the operations and risks of our business, regulatory requirements, new developments which may affect the oil and gas industry, corporate governance and market conditions. In 2022, the entire Baytex Board visited the Peace River area, including the Peavine Métis settlement, to observe and gain a better understanding of our operations in the area. In addition, the individual directors of Baytex continue to meet their continuing education needs through a variety of means, including discussions with management and at Baytex Board and committee meetings and attendance at seminars and presentations.

Three of our director nominees, Ms. Curran, Ms. Lekatsas and Ms. Maki, have received the ICD.D designation from the Institute of Corporate Directors. Ms. Curran was previously co-chair of the executive committee of the Calgary chapter of the Institute of Corporate Directors and participates in the planning and delivery of various director education events. Ms. Curran has been a speaker at various education events. Ms. Maki and Ms. Lekatsas are both Chartered Professional Accountants. In order to maintain this designation, they are required to complete a minimum amount of professional development activities each year.

Retirement Policy/Board Tenure

We do not have a formal retirement policy for our directors or officers or a policy for term limits for our directors. We believe it is important that directors understand our industry and our business and this requires a certain length of tenure on the Baytex Board. We also want diverse viewpoints and those often come from newer directors. It is important to achieve an appropriate balance of both to ensure that the Baytex Board functions effectively.

We have eight director nominees with an average tenure of ~4 years on the Baytex Board. All of our directors are engaged and bring demonstrable skills to the Baytex Board, allowing us to be efficient and cost effective.

Ethical Business Conduct

The Baytex Board has adopted a code of business conduct and ethics (the "Code") that applies to all employees, consultants, officers and directors of Baytex. A copy of the Code is accessible on our website at www.baytexenergy.com. Each employee, consultant, officer and director is required to confirm annually that he or she has read, understood and complied with the Code. Any reports of a material variance from the Code will be reported to the Baytex Board. There have been no reports filed since the beginning of our last financial year pertaining to any director or executive officer that constitutes a departure from the Code.

In accordance with the ABCA, directors who are a party to, or are a director or an officer of a person who is a party to, a material Contract or material transaction or a proposed material Contract or proposed material transaction are required to disclose the nature and extent of their interest and abstain from voting on any resolution to approve the Contract or transaction.

Our Audit Committee has also adopted a Whistleblower Policy which provides employees, contractors and suppliers with the ability to report, on a confidential and anonymous basis, any violations within our organization, including, without limitation, criminal conduct, falsification of financial records or unethical conduct. The Baytex Board believes that providing a forum for employees, contractors and suppliers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct. A copy of the Whistleblower Policy is accessible on our website at www.baytexenergy.com.

Board and Director Assessments

We have established a process for assessing the effectiveness of the Baytex Board, its committees and individual directors. On an annual basis, each director completes the Baytex Board and committee assessment survey (to provide directors with an opportunity to evaluate how effectively the Baytex Board and its committees are operating and to provide constructive input for the improvement of the Baytex Board and its committees).

In addition to the annual assessment described above, every second year each director completes the director peer and self-assessment survey and the Chair of the Baytex Board assessment survey. The results of the director peer and self-assessment survey are provided to the Chair of the Baytex Board who meets with each director individually to discuss any issues with an emphasis on maximizing the contribution of each director to the Baytex Board and continually improving the effectiveness of the Baytex Board. The results of the Chair of the Baytex Board assessment survey (and the results of the director peer and self-assessment survey for the Chair of the Baytex Board) are provided to the Chair of the Nominating and Governance Committee who meets with the Chair of the Baytex Board to discuss the results and identify any action items.

In August of 2022, the Nominating and Governance Committee provided the directors a Baytex Board and committee assessment survey and a director peer and self-assessment survey. Each director completed these surveys and Mr. Bly discussed the results of the Baytex Board and committee survey with the Baytex Board at a meeting held in September of 2022.

Management Succession Planning

The Baytex Board is responsible for succession planning for our senior officers and delegates this responsibility to the HRC Committee. The HRC Committee meets with the CEO at least annually to review succession plans and candidates for all senior officer positions, including the CEO role. This review includes an assessment of each individual's strengths and development requirements, an estimate as to when they may be prepared to accept such a role change and any current plans for their career development. The HRC Committee will also, from time to time, consult with outside advisors regarding external candidates. The HRC Committee also meets in camera (without the CEO present) to discuss candidates that have been identified as potential successors to the CEO and reports back to the Baytex Board.

This process was acted upon during 2022 as Mr. LaFehr informed the Baytex Board of his intention to retire. The Baytex Board elected to establish an ad hoc search committee to lead the selection of a new CEO. Taking into consideration Baytex's specific attributes and its strategic direction the search committee developed its search criteria with input from and consultation with the full Baytex Board. The search committee retained an outside search firm and worked closely with them to identify and evaluate internal and external candidates for the CEO role. The search process involved a worldwide search with focus on Canadian and North American candidates as well as those with broader global experience. The search committee also considered the diversity of candidates in terms of both gender and ethnicity. The entire process involved numerous meetings and interviews of a significant group of candidates and evolved over several months. At the conclusion of the process, which included in excess of 25 meetings of the search committee, the search committee unanimously recommended that the Baytex Board appoint Mr. Greager to succeed Mr. LaFehr. Mr. Greager was appointed President and CEO and as a director on October 11, 2022.

Subsequently, on November 17, 2022 we announced that Mr. Kalmakoff was being promoted to Chief Financial Officer and that Mr. Gray was leaving Baytex.

Diversity and Inclusion

Baytex has a written Baytex Board and Management Diversity Policy (the "Diversity Policy"). The Diversity Policy is applicable to both director and executive officer appointments and recognizes that it is in the best interests of Baytex and all of its stakeholders to have diversity in gender, age and ethnicity within the Baytex Board and executive officer management group. Accordingly, the Mandate and Terms of Reference for the Nominating and Governance Committee requires that, when recommending individuals for appointment or election to the Baytex Board, the Nominating and Governance Committee consider whether or not the candidate would contribute to the diversity in gender, age and ethnicity of the Baytex Board. Whether or not the candidate contributes to the diversity in gender, age and ethnicity of management will also be considered when executive officer appointments are made. As part of the assessment as to whether an executive officer contributes to the diversity of management, Baytex considers the representation of women. At this time Baytex does not have a target for the appointment of women as executive officers. However, Baytex is committed to having a diverse workplace in which women and other individuals of diverse backgrounds have the opportunity to succeed.

The Diversity Policy includes a written target of having at least 30% of the directors of Baytex be women by no later than the Baytex 2023 annual shareholders meeting (being the date of the Meeting). This target has been met.

To ensure that the Diversity Policy is effectively implemented, the Nominating and Governance Committee periodically assess its effectiveness and, if required, recommends changes. To assist with this assessment, a staff survey completed in 2022 asked staff to disclose forms of diversity beyond gender and solicited feedback on the staff's view on inclusion and belonging at Baytex. In the survey 77% of respondents agreed or strongly agreed with the statement "I feel like I can be my true self at Baytex".

The current composition of our director nominees, officers and managers by gender is as follows:

Category	Total	Number of Women	% of Women
Directors	8	3	38%
Officers	8	1	13%
Managers	22	7	32%

SHAREHOLDER ENGAGEMENT

Regular Engagement

Baytex regularly conducts an active shareholder engagement program through a variety of means and has a shareholder engagement policy which is available on Baytex's website www.baytexenergy.com.

Baytex seeks a high level of communication with the Baytex Shareholders. Baytex communicates regularly with Baytex Shareholders through annual and quarterly reports, news releases, its corporate responsibility report, through Baytex's website www.baytexenergy.com and through other disclosure and regulatory documents filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Members of Baytex's management team attend investor conferences and meet with institutional Baytex Shareholders. Baytex webcasts its annual shareholder meeting as well as its quarterly conference calls. In addition, investors may contact Baytex's investor relations department by letter, email or phone on a continuing basis.

Contacting the Baytex Board

The Baytex Board recognizes that it is important to communicate with Baytex Shareholders, including organizations that represent or advise Baytex Shareholders on matters of compensation and governance. Those Baytex Shareholders, employees and other interested parties wishing to communicate directly with the Baytex Board on questions or concerns related to compensation and governance may do so through the Chair of the Baytex Board or the Chair of either the HRC Committee or the Nominating and Governance Committee.

You can contact us by writing to Baytex Energy, 2800, 520 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, by email at investor@baytexenergy.com or by telephone at 1-800-524-5521.

COMPENSATION DISCUSSION AND ANALYSIS

Letter from the Chair of the Human Resources and Compensation Committee

Dear Fellow Shareholders,

This year was a year of substantial change with respect to the senior management of Baytex. Mr. Ed LaFehr, our former President and CEO, informed Baytex of his intent to retire. After a rigorous search, which included both internal and external candidates, Mr. Eric Greager was appointed as the President and CEO. Shortly thereafter Mr. Rod Gray, our Executive Vice President and Chief Financial Officer, left Baytex and was replaced as Chief Financial Officer by Mr. Chad Kalmakoff, who had up until that time served as Baytex's Vice President, Finance. Our active and longstanding management succession process enabled a smooth transition for both roles.

Mr. Greager's on-hire compensation was substantially similar to that of Mr. LaFehr and recognizes Mr. Greager's work experience and successful history as a Chief Executive Officer of a publicly traded oil and gas exploration and production company. Key features of his compensation on-hire were:

•	$575,000 salary

•	$2,500,000 on-hire grant of share awards (80% PSAs, 20% RSAs) that can only be settled in shares

•	Bonus target equal to 100% of salary

•	$100,000 relocation allowance

In determining the amount of Mr. Greager's on-hire grant of share awards, the Baytex Board primarily took into consideration the compensation required to retain an individual with Mr. Greager's skills and background and also took into consideration the fact that Mr. Greager was asked to resign his existing public company director position and that he agreed to forego any entitlement to a bonus with respect to his 2022 employment with Baytex. The Human Resources and Compensation Committee also retained an independent compensation consultant to review the compensation granted to Mr. Greager.

During 2022, Baytex performed well with respect to its objectives and targets, which were heavily weighted to objective and measurable financial and operational outcomes. Success with respect to those objectives and targets means success for our stakeholders. The results were recognized by the capital markets, as Baytex's share price increased by 55% on a one-year basis and 225% on a three-year basis (measured December 31 to December 31 over the applicable time frame). Of particular note, Baytex highly valued Mr. LaFehr's management of the CEO transition while keeping Baytex focused on achieving its objectives which were reflected in Baytex's performance during the year. This was reflected in his annual bonus payment.

Our compensation program is designed to attract and retain top executive talent. On an annual basis the Human Resources and Compensation Committee reviews the compensation for Baytex's officer group with respect to median target compensation for similar roles in our Compensation Peer Group, time in the role and importance to the organization. For more information regarding our compensation programs and the specific decisions we made for 2022, please read the Executive Compensation section of this Information Circular.

Sincerely,

"Trudy Curran"

Chair of the Human Resources and Compensation Committee

COMPENSATION PROGRAM DESIGN

Compensation Committee

The HRC Committee is composed exclusively of independent directors and is responsible for reviewing matters relating to human resource policies and compensation programs for Baytex. It has been delegated authority by the Baytex Board to review and establish program design, targets and total compensation for all of the officers and staff of Baytex in the context of the general and administrative expense budget which is approved by the Baytex Board. In 2022, a tight labour market increased the importance of attracting and retaining staff. The HRC Committee meets at least three times per year.

The HRC Committee has established the following objectives for the compensation program:

•	Attracting and retaining highly capable individuals.

•	Compensation commensurate with performance.

•	Aligning the interests of management and Baytex Shareholders.

Compensation Risks

The upstream oil and gas business is very complex and highly competitive. It involves numerous known and unknown risks and uncertainties, many of which are beyond the control of management. In establishing the compensation program for Baytex, the HRC Committee's goal is to design a program that meets the objectives stated in the preceding section. The HRC Committee seeks to achieve this goal by:

•	Aligning the compensation framework with our annual budget and operating plans and our long-term strategic plan so that corporate objectives are a key factor in assessing the performance of our executives and employees.

•	Ensuring that a significant portion of short-term (annual cash bonuses) and long-term (share awards) incentive compensation is tied to corporate performance and, therefore, is at risk (not guaranteed) and variable year-over-year.

•	Awarding a significant portion of long-term incentive compensation in the form of PSAs and share settled PSAs which, through the payout multiplier, provides a direct link to share price performance and the achievement of pre-determined goals set by the Baytex Board.

•	Using a variety of measures to assess corporate performance, which are codified as targets in the scorecards for our short term and long term incentive compensation plans.

Named Executive Officers

For 2022, our named executive officers ("NEOs") were:

Current Officers

•	Eric T. Greager, President and CEO

•	Chad L. Kalmakoff, Chief Financial Officer

•	Chad E. Lundberg, Chief Operating and Sustainability Officer

•	Kendall D. Arthur, Vice President, Heavy Oil

•	Brian G. Ector, Vice President, Capital Markets

Former Officers

•	Edward D. LaFehr, former President and CEO(1)

•	Rodney D. Gray, former Executive Vice President and Chief Financial Officer(2)

Notes:

(1)	Mr. LaFehr stepped down as President and CEO of Baytex effective October 11, 2022. He remained as an advisor to the Baytex Board and CEO until January 20, 2023.

(2)	Mr. Gray's employment terminated effective November 18, 2022.

How We Compensate Our Officers

Executive compensation at Baytex consists of four components: (1) base salary; (2) short-term incentive compensation (STIP); (3) long-term incentive compensation (LTIP); and (4) other benefits. Our compensation package includes both fixed and variable components in order to meet the objectives of our compensation philosophy.

A significant portion of our NEO's total compensation is contingent upon Baytex's financial results, operating results and share price performance. The alignment of our pay programs with performance over short and long term periods is reviewed regularly. Through the plans described below, a significant portion of the compensation for all employees, including NEOs, is based on corporate performance, as well as industry-competitive pay practices.

Type	Component	Objective
Fixed - not at risk	Salary	Market competitive salary
Variable - at risk	Short Term Incentive Plan (STIP)	Annual cash reward based on annual corporate and individual performance
	Incentive Awards and Share Settled Restricted Awards (LTIP)	Alignment with shareholder interest
	PSAs and Share Settled Performance Awards (LTIP)	Alignment with shareholder interest and corporate performance
Other Compensation	Benefits	Market competitive benefits

The following charts show the variable - at risk components of compensation relative to the salary and other compensation components of the reported compensation for our President and CEO and our other NEOs for 2022.

Salary

Salary is an important component of the overall compensation package for officers as it is paid in cash and is not at risk. The HRC Committee benchmarks the salaries for our officers with reference to the median of salaries paid to similar officers in our peer group (see "Peer Group Benchmarking" below for a description of our compensation peer group). The HRC Committee also takes into account the officer's experience, responsibility and performance in determining their salary.

Short-Term Incentive Plan (STIP)

Short-term incentive compensation, paid in the form of an annual cash bonus, represents incentive or at risk compensation which serves to motivate and align performance with Baytex's short-term objectives and stakeholder interests. To assess annual performance, we use a series of performance measures that are established at the beginning of each performance year in our STIP scorecard. The goal of the STIP scorecard is to incentivize management to meet or exceed Baytex's objectives for the year.

The performance measures in the STIP scorecard are arrived at, in part, using Baytex's budget for the year. The targets for our operational performance measures can go up or down each year depending on the type and volume of activity anticipated. In some instances, particularly with the Health, Safety and Environment components of our scorecard, we review our performance from prior years and set targets with a goal of promoting further improvement or achieving new objectives. In recent years we have added a GHG emissions intensity reduction target and an abandonment and reclamation target.

Performance measures in the STIP scorecard are scored on a range of 0% to 200%. As a result, if performance for all measures is either at or below the bottom end of the range, the overall performance score would be 0% and if performance for all measures is at or above the top end of the range, the overall performance score would be 200%. However, if the total shareholder return for Baytex Shares during the year is negative, the overall performance score is capped at 100%, regardless of performance.

In addition, each officer has an annual bonus target, expressed as a percentage of base salary. Individual targets vary, with more senior positions having proportionately more pay at risk, reflecting the nature and impact of their contributions. For each officer, the annual bonus target is multiplied by the overall performance factor generated by the STIP scorecard. The following table sets out the target, minimum and maximum bonuses as a percentage of salary for our officers for 2022, based on their individual targets and the ability of the overall performance score to range between 0% and 200%.

Role	Minimum Bonus % of Salary	Target Bonus % of Salary	Maximum Bonus % of Salary
CEO	0%	100%	200%
EVP and CFO	0%	80%	160%
COSO	0%	75%	150%
Vice President	0%	55%	110%

This overall performance score multiplied by the annual bonus target is the primary factor considered by the HRC Committee in formulating its recommendation to the Baytex Board for establishing the bonuses for our officers. However, along with this mechanical calculation, the HRC Committee considers other factors such as personal performance, internal equity and overall market conditions in awarding each NEOs annual bonus.

Long-Term Incentive Plan (LTIP)

Our LTIP consists of RSAs, PSAs, share settled performance awards and share settled restricted awards issued pursuant to our shareholder approved the Baytex Share Award Incentive Plan and cash settled incentive awards issued pursuant to our incentive award plan (the "IAP"). Summaries of these plans are provided in Appendix H – Summary of Share Based Compensation Plans attached to this Information Circular. The principal purposes of these awards are to: (i) attract and retain the qualified staff that Baytex requires; (ii) promote a proprietary interest in Baytex; and (iii) focus management of Baytex on operating and financial performance and long-term total shareholder returns.

PSAs entitle the holder to be issued the number of Baytex Shares or the cash equivalent designated in the PSA multiplied by a payout multiplier, with such Baytex Shares to be issued on dates determined by the HRC Committee. The issue dates are typically one-third every twelve months following the grant date and the payout multiplier is dependent on the performance of Baytex relative to corporate performance measures for a particular period. The payout multiplier can be one of: 0.0, 0.5, 1.0, 1.5 or 2.0.

Each PSA has three vesting periods equal to one-third of the total grant. On vesting in the first year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of PSA vesting by the payout multiplier for the most recently ended year. On vesting in the second year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the PSA vesting by the average of the payout multipliers for the two most recently ended years. On vesting in the third year following the grant, the number of shares issued is determined by multiplying the number of shares underlying the portion of the PSA vesting by the average of the payout multipliers for the three most recently completed years. To see the calculation of the payout multipliers applied to the 2020, 2021 and 2022 PSAs which vested in 2023 see "Calculation of Payout Multipliers" in this Information Circular. Notwithstanding that the payout multiplier for any year can be 2.0, the payout multiplier for PSAs granted in 2021 was capped at 1.5 by the HRC Committee given market conditions at the time of the grant.

RSAs entitle the holder to be issued the number of Baytex Shares or the cash equivalent designated in the RSA with such Baytex Shares to be issued on dates determined by the HRC Committee. The issue dates are typically one-third every twelve months following the grant date. The number of Baytex Shares to be issued on the applicable issue date for an RSA is adjusted to account for the payment of dividends (if any) from the grant date to the applicable issue date. Incentive awards were added to our program in 2021 and were granted in place of RSAs. The incentive awards function in the same way as RSAs, but can only be settled for cash on the issue date and cannot be settled for Baytex Shares. These awards reduce the number of Baytex Shares that can be issued by Baytex while maintaining the benefit of exposing the holder to Baytex's share price performance.

All share awards and incentive awards are exposed to the performance of Baytex's share price between the grant date and the issue date. However, PSAs have a greater exposure to Baytex's performance as a multiplier is applied on vesting that can result in the officer receiving no shares (multiplier of 0.0) in the worst case scenario or double the shares (multiplier of 2.0) in the best case scenario. The applicable multiplier is driven by Baytex's performance against a series of performance measures established annually by the HRC Committee.

The Baytex Share Award Incentive Plan also provides for share settled restricted awards and share settled performance awards. In October of 2022, the HRC Committee approved an on-hire grant of share awards to Mr. Greager. The awards vest 1/3 March 2024, 1/3 March 2025 and 1/3 March 2026. To accommodate a vesting period of longer than three calendar years and applicable tax laws, the Baytex Board approved an amendment to the Baytex Share Award Incentive Plan to allow the granting of awards that are to be settled in shares, instead of cash or shares at Baytex's option. Other than the available method of settlement, share settled restricted awards are the same as RSAs and share settled performance awards are the same as PSAs. It was also the intention of the HRC Committee to increase Mr. Greager's share ownership in Baytex with these share settled awards.

The proportion of PSAs received by an officer relative to RSAs and incentive awards increases with responsibility. The following table sets out the percentage allocation for our officer group.

Role	PSAs % of grant	Incentive Awards / RSAs % of grant
CEO	80%	20%
C-Suite (including EVP, CFO and COSO)	75%	25%
Vice President	65%	35%

Our share based compensation plans include retirement criteria which provides that upon the satisfaction of certain retirement criteria, the holder of the award will be eligible to retain all or a portion of their unvested awards upon retirement. Awards retained in retirement are settled in accordance with and on the same schedule as they would have pre-retirement. These provisions align the retiring individuals' post-retirement financial interests with the on-going performance of Baytex. Any retiring individual is to provide at least six months written notice and enter into an agreement with Baytex that includes non-competition and non-solicitation covenants.

Other Benefits

The employment benefits provided to officers and employees are typical of those provided by participants in the Canadian oil and gas industry and include life, critical illness, and disability insurance and extended health and dental coverage. Officers also receive parking and certain perquisites.

Baytex has established a savings plan to assist its employees in meeting their savings goals. Under this plan, employees contribute a percentage of their gross salary to the plan each pay period. Baytex matches each employee's contributions to a maximum of ten percent of their salary. The combined contributions are allocated by the employee to a RRSP, a spousal RRSP, a tax-free savings account or a non-registered investment account. Baytex does not have a pension plan.

Peer Group Benchmarking

For Baytex to attract and retain qualified and experienced officers and employees, its overall compensation levels must be competitive with other participants in the Canadian oil and gas industry. To understand compensation practices in the marketplace management prepares, at the direction of the HRC Committee, a comparative compensation analysis for our officers and employees on an annual basis.

The HRC Committee benchmarks both total compensation granted and each compensation component for the NEOs against the median compensation granted to similar officers in our compensation peer group. Granted compensation can vary from the median based on the officer's experience (including time in the role), responsibility and performance. Actual compensation earned then varies based on corporate and personal performance.

As part of the comparative compensation analysis, the HRC Committee is provided with (a) the results of an annual energy industry compensation survey conducted by Mercer Human Resources Consulting, an independent compensation consultant; and (b) a summary (based on publicly available information as well as industry sources) of the compensation paid to the officers of an industry-specific peer group, our compensation peer group.

Our compensation peer group is designed to identify companies whose executives have accountability and skill sets nearest to our own. We use a larger group of companies as a comparator for relative total shareholder return comparison purposes, which is used as a performance measure in our LTIP Scorecard, as we acknowledge that, even if our operations aren't analogous, we compete for capital with a larger group of companies that are active in the oil and gas exploration industry.

Compensation Peer Group

Prior to the start of 2022, the HRC Committee reviewed a list of twenty-eight Canadian exploration and production companies that had the potential to be peers. These companies were then screened based on the following criteria: (i) enterprise value, (ii) estimated 2022 production and (iii) the proportion of production that is natural gas. Having reviewed Baytex's relative ranking on each of these criteria the HRC Committee elected to maintain the same compensation peer group with the only change being to add Tamarack Valley Energy Ltd. in place of Seven Generations Energy Ltd., which had merged with ARC Resources Ltd.

2022 Compensation Peer Group
ARC Resources Ltd.	NuVista Energy Ltd.
Athabasca Oil Corp.	Paramount Resources Ltd.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.
Crescent Point Energy Corp.	Tamarack Valley Energy
Enerplus Corporation	Vermilion Energy Inc.
MEG Energy Corp.	Whitecap Resources Inc.

The HRC Committee completed the same process for the shareholder return peer group as was completed for the compensation peer group. In this case the HRC Committee removed PrairieSky Royalty Ltd. and Freehold Royalties Ltd., due to their being royalty companies and Seven Generations Energy Ltd. due to its merger with ARC Resources Ltd. These companies were replaced by Spartan Delta Corp., Pipestone Energy Corp. and International Petroleum Corporation.

2022 Shareholder Return Peer Group
Advantage Oil & Gas Ltd.	MEG Energy Corp.
ARC Resources Ltd.	NuVista Energy Ltd.
Baytex Energy Ltd.	Paramount Resources Ltd.
Athabasca Oil Corp.	Parex Resources Inc.
Birchcliff Energy Ltd.	Peyto Exploration & Development Corp.
Canadian Natural Resources Limited	Pipestone Energy Corp.
Cardinal Energy Ltd.	Spartan Delta Corp.
Crescent Point Energy Corp.	Surge Energy Inc.
Enerplus Corporation	Tamarack Valley Energy Ltd.
Gran Tierra Energy Inc.	Tourmaline Oil Corp.
International Petroleum Corp.	Vermilion Energy Inc.
Kelt Exploration Ltd.	Whitecap Resources Inc.

Equity Ownership - Officers

It is important for our executives to be aligned with Baytex Shareholders through Baytex Share ownership. As such, our share ownership guidelines stipulate that all other officers of Baytex (other than the CEO) are required to acquire and hold Baytex Shares having a value of at least one times their annual base salary. Our previous policy required that our CEO acquire and hold Baytex Shares having a value of at least three times their annual base salary; however, this was increased to four times annual base salary for Mr. Greager. Mr. Greager was given 3.5 years to meet this guideline. For our other C-Suite officers, the ownership level is to be attained within a period of three years from the date of appointment and for our vice-presidents the ownership level is to be attained within a period of five years from the date of appointment. An officer meets these guidelines if either the market value or the adjusted cost base of their Baytex Shares exceeds their ownership guideline. Only Baytex Shares held count towards satisfaction of the ownership guideline, unvested share awards do not.

The following table sets out for each NEO, the number of Baytex Shares held and market value as at April 3, 2023, as well as the ownership value guideline.

Named Executive Officer	Principal Position	Baytex Shares (#)	Market Value ($)(1)	Ownership Value Guideline($)	Guideline Met (Y)
Eric T. Greager	President and CEO	500,000	2,710,000	2,300,000	Y
Chad L. Kalmakoff	Chief Financial Officer	313,892	1,701,295	325,000	Y
Chad E. Lundberg	Chief Operating & Sustainability Officer	491,101	2,661,767	340,000	Y
Kendall D. Arthur	Vice President, Heavy Oil	507,839	2,752,487	300,000	Y
Brian G. Ector	Vice President, Capital Markets	349,512	1,894,355	308,000	Y

Note:

(1)	Determined based on the number of Baytex Shares held as at April 3, 2023 multiplied by the closing price of the Baytex Shares on April 3, 2023 of $5.42 per Baytex Share.

Compensation Consultants and Advisors

We participated in an annual energy industry compensation survey conducted by Mercer Human Resources Consulting (an independent compensation consultant). In addition, in 2022 the HRC Committee retained Hugessen Consulting Inc., an independent compensation consultant, to provide support with respect to the compensation to be paid to Mr. Greager.

	2021 ($)	2022 ($)
Hugessen Consulting Inc.	—	6,511
All other fees - Mercer Human Resources Consulting	14,883	20,213
Total	14,883	26,724

Clawback Policy

We have a clawback policy that applies to all of our executive officers. Under this policy, if there is an accounting restatement caused by misconduct, negligence or fraud, the Baytex Board can require that an executive officer reimburse Baytex for all or part of the incentive compensation (cash or share based awards) earned by such executive officer. Additionally, if an executive officer is found to have engaged in intentional misconduct, fraud, theft or embezzlement, the Baytex Board may require the executive officer to reimburse all, or part, of the incentive compensation received by that officer in the previous twelve months, whether or not a restatement of the financial statements has occurred.

Anti-Hedging Policy

Our Disclosure, Trading and Confidentiality Policy prohibits directors, officers, employees and individual consultants or contractors from shorting our stock. The policy specifies a prohibition on purchasing financial instruments (e.g. prepaid variable forward Contracts, equity swaps, collars or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by such individuals.

2022 COMPENSATION DECISIONS AND PERFORMANCE ASSESSMENT

In establishing compensation levels, the HRC Committee first assesses performance at the corporate level and then assesses the individual performance of the President and CEO along with each of the other officers. The Chair of the Baytex Board assists the HRC Committee with the performance assessment of the President and CEO. The President and CEO assists the HRC Committee with the performance assessment of the other officers.

Base Salaries

The HRC Committee met in December 2021 to establish base salaries for 2022. Factors considered by the HRC Committee included corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO's time in their role and importance to the organization. As a result of the review, the salaries of all NEOs other than our CEO were increased. Mr. Greager's salary was set at the same level as that provided to Mr. LaFehr, whose salary remained the same for 2022 as for 2021. For the other NEOs salaries were generally increased with the largest increase granted to Mr. Lundberg, reflecting the progression he has made in his role since appointment in 2021.

	Annualized Salaries
Current NEOs	2021 ($)	2022 ($)
Eric T. Greager	-	575,000
Chad L. Kalmakoff	265,000	275,000
Chad E. Lundberg	275,000	310,000
Kendall D. Arthur	275,000	285,000
Brian G. Ector	295,000	300,000

Former Officers
Edward D. LaFehr	575,000	575,000
Rodney D. Gray	350,000	365,000

Short-Term Incentive Plan (STIP)

The HRC Committee set the short-term incentive plan scorecard at the outset of 2022 and assessed Baytex's 2022 performance relative to that scorecard following the end of the year. For 2022 the HRC Committee authorized the payment of a portion of the annual bonuses on December 31 based on an initial estimate of the result with the remainder paid on March 31, 2023 after year-end results were confirmed.

2022 STIP Scorecard Assessment

Baytex performed well with respect to a majority of the scorecard measures. The final result was an overall score of 135. An assessment of each measure in the 2022 STIP scorecard is set out below.

Health, Safety and Environment

•	We performed reasonable well on our safety measures in 2022, scoring just below the mid-point target for total recordable incident frequency at 1.10 and just above the mid-point target for severe potential injury frequency scoring a 0.70.

•	With respect to spills to the environment, we had spills of 2,198 barrels and scored above our low-end target earning a 0.00.

•	Regarding our sustainability targets, we scored a 2.00 for GHG emissions intensity as we exceeded our high-end target and we completed 484 abandonment and reclamation activities, above our mid-point target but below the high-end target, scoring 1.44.

Operational

•	Due to strong operational results from all assets and contributions from our new Clearwater discovery, production of 83,519 boe/d was above the high-end scorecard target and scored 2.0.

•	Our strong production results were offset by higher than targeted exploration and development expenditures, driven by cost inflation and increased activity on our lands. Exploration and development expenditures totaled $522 million, above our low-end scorecard target and scored 0.0.

•	Our per boe controllable cash costs were also impacted by inflation, and in the case of general and administrative expenses, higher than budgeted incentive pay. Our operating costs and our general and administrative expenses were above our low-end target scoring 0.0.

•	With improved pricing and efficient capital spending we exceeded our high-end target for PDP recycle ratio and scored a 2.0.

Financial

•	With increased pricing and strong operational performance we generated record free cash flow(1) of $622 million on the year, far in excess of our high-end target, scoring a 2.0.

•	Similarly, both adjusted funds flow per share(2) and adjusted return on capital(3) were far in excess of the high-end targets, both scoring a 2.0.

Business Improvement

•	The HRC Committee assessed Baytex's performance with respect to "Business Improvement" and awarded a score of 1.25. The HRC Committee set out several specific objectives under the headings below and the specific achievements recognized under those headings were:

•	Portfolio and Operational Optimization and Technical Development

•	Again in 2022, advanced appraisal and development plans for Baytex's assets, most significantly in the Peavine Clearwater play.

•	Added a substantial number of drilling locations through tuck-in acquisitions and appraisal activities.

•	Completed a review of the Duvernay asset, identifying key action items to support the assets long-term position in the Baytex portfolio,

•	Environmental Approach and Initiatives to Align with Stakeholder Interests

•	Completed an enterprise risk management assessment.

•	Improved Baytex's data collection processes for emissions and other data included in its annual ESG report.

•	Significantly advanced Baytex's pipeline integrity planning.

•	Retention, Development and Culture Initiatives

•	Executed on a plan to increase field engagement with increased site visits (Baytex Board, executive and non-executive), a spring field conference and improved field communication solutions.

•	Implemented 360 reviews and follow-up training for officers and managers.

•	Integrated 5 safety focus items (contractor management, education and training on risk tolerance, analysis of front-line supervision, enhancing the combat pause and adopting 10 life-saving rules) through operations.

•	Our total shareholder return on the year was positive (+55%), as a result the maximum score was not capped at 1.0.

Notes:

(1)	Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" section in the Baytex MD&A, which is incorporated herein by reference.

(2)	Capital management measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" section in the Baytex MD&A, which is incorporated herein by reference.

(3)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See the "Advisories – Specified Financial Measures – Non-GAAP Financial Measures – Adjusted Return on Capital" in this Information Circular.

Individual Adjustment

In addition to the assessment made under the STIP scorecard and after the application of each NEOs specific STIP target, the HRC Committee elected to award annual bonuses above target for Mr. LaFehr, Mr. Lundberg and Mr. Arthur. Mr. Ector and Mr. Kalmakoff were awarded annual bonuses in-line with their target bonus and the STIP scorecard.

The HRC Committee specifically took into consideration with respect to Mr. LaFehr his role in supervising a successful transition to a new CEO.

	2021 Bonus		2022 Bonus
NEO (1)	Awarded Bonus ($)	% of Salary	Awarded Bonus ($)	% of Salary
Eric T. Greager	n/a	n/a	—	—
Edward D. LaFehr	1,150,000	200%	1,009,125	176%
Chad L. Kalmakoff	244,861	92%	204,188	74%
Rodney D. Gray	492,800	141%	—	—
Chad E. Lundberg	278,301	101%	351,540	113%
Kendall D. Arthur	435,600	158%	275,096	97%
Brian G. Ector	259,600	88%	222,750	74%

Note:

(1)	Mr. Greager was not awarded a bonus with respect to the 2022 year. Mr. Gray departed prior to the end of 2022.

2022 STIP Scorecard

Performance Measures	Weighting	Target	Result	Score	Performance Factor
Health, Safety and Environment (6%)
Total Recordable Incident Frequency(1)
Severe Potential Injury Frequency(2)	2.0%	0.40	0.49	0.70	1
Spills to the Environment (bbls)	2.0%	1,400	2,198	-	0
Sustainability (4%)
GHG Emissions Intensity (kgC02e/boe)	2.0%	50	48	2.00	4
ARO Activity Count	2.0%	440	484	1.44	3
Corporate (40%)
Production (boe/d)	10%	81,500	83,519	2.0	20
E&D Expenditures ($MM)	10%	425	522	-	0
Controllable Cash Costs (10%)
Operating Costs ($/boe)(3)	7.5%	12.70	13.86	-	0
G&A ($/boe)(3)	2.5%	1.44	1.65	-	0
PDP Recycle Ratio (excluding acquisitions)(4)	10%	1.90	2.27	2.0	20
Financial (30%)
Free Cash Flow ($MM)(5)	10%	350	622	2.0	20
Adjusted Funds Flow per Baytex Share ($)(6)	10%	1.41	2.09	2.0	20
Adjusted Return on Capital(7)	10%	11%	30%	2.0	20
Business Improvement	20%	-	25%	1.25	25
Performance Score					135

Notes:

(1)	Total Recordable Injury Frequency represents the number of recordable injuries per 200,000 hours worked.

(2)	Severe Potential Injury Frequency represents the number of severe potential injury events per 200,000 hours worked.

(3)	Supplementary financial measure. For information on the composition of these measures, refer to the "Operating Expense" and "General and Administrative Expense" sections in the Baytex MD&A, which is incorporated herein by reference.

(4)	PDP recycle ratio is calculated as operating netback(6) divided by F&D costs for Baytex's proved developed producing reserves. Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See "Advisories – Specified Financial Measures – Non-GAAP Financial Measures – PDP Recycle Ratio and 2P Recycle Ratio" in this Information Circular.

(5)	Non-GAAP financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated herein by reference.

(6)	Capital management measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated by reference into this document.

(7)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. See "Advisories – Specified Financial Measures – Non-GAAP Financial Measures – Adjusted Return on Capital" in this Information Circular.

(8)	May not add due to rounding.

Long-Term Incentive Plan (LTIP)

Our long-term incentive plan is designed to pay for performance, attract and retain qualified employees and promote alignment with Baytex Shareholders. The HRC Committee approved share based compensation grants in February 2022 and the grants were made in March of 2022. Mr. Greager's on-hire grant was approved and made in November of 2023. In determining the value of the grants of share based compensation to the NEOs, the HRC Committee considered the same factors as were considered when reviewing NEO salaries: corporate and individual performance, the current environment for the oil and gas industry, competitive factors in the local marketplace, compensation for similar roles in our Compensation Peer Group, each NEO's time in their role and importance to the organization.

	Value of Share Based Compensation Grant
Current Officers	2021 ($)(1)	2022 ($)(2)
Eric T. Greager	—	2,500,000
Chad L. Kalmakoff	450,000	500,000
Chad E. Lundberg	550,000	750,000
Kendall D. Arthur	550,000	575,000
Brian G. Ector	450,000	500,000

Former Officers
Edward D. LaFehr	2,000,000	2,400,000
Rodney D. Gray	1,100,000	1,200,000

Notes:

(1)	The actual number of incentive awards, RSAs and PSAs granted to the NEOs was, in each case, determined by dividing the intended dollar amount of the grant by the volume weighted average trading price of the Baytex Shares on the TSX for the five Trading Days preceding the grant date. The grant date fair value was $1.29 on March 5, 2021, $1.50 on January 28, 2020 and $2.65 on January 18, 2019. The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes. The actual value realized pursuant to such awards may be greater or less than the indicated value. See Appendix H – Summary of Share Based Compensation Plans attached to this Information Circular for a description of the features of these awards.

(2)	See Note 1 below under "Executive Compensation Tables – Summary Compensation Table".

The following table details the share awards granted to each of the NEOs during 2022.

Current Officers	Incentive Awards or Share Settled Restricted Awards(1) (#)	PSAs or Share Settled Performance Awards (2) (#)	PSAs as % of Total Award (%)
Eric T. Greager	68,127	272,507	80
Chad L. Kalmakoff	30,810	57,218	65
Chad E. Lundberg	33,011	99,032	75
Kendall D. Arthur	35,431	65,801	65
Brian G. Ector	30,810	57,218	65

Former Officers
Edward D. LaFehr	84,507	338,028	80
Rodney D. Gray	52,817	158,451	75

Notes:

(1)	Mr. Greager was granted share settled restricted awards in place of incentive awards, all other NEOs received incentive awards.

(2)	Mr. Greager was granted share settled performance awards in place of PSAs, all other NEOs received PSAs.

2022 LTIP Scorecard

Our 2022 LTIP scorecard has four measures:

•	3 year relative total shareholder return. Baytex's score depends on its total shareholder return (share price change plus dividends) relative to the other companies in the 2022 Shareholder Return Peer Group. If performance is fourth quartile, this measure is scored a 0, if Baytex's performance is third or second quartile the score will range from 0 to 2 on a straight-line basis with the score determined based on Baytex's rank as compared to other peers and if Baytex's performance is first quartile, this measure is scored a 2.

•	1 year relative total shareholder return. This is scored the same way as 3 year relative total shareholder return.

•	3 year proved plus probable reserves recycle ratio. Similar to the STIP scorecard, the HRC Committee sets a low, mid and high point target. A score at or below the low-end target is scored a 0, a score between the low-end target and the mid-point target is scored on a straight-line basis with the mid-point target being a 1, scores between the mid-point target and the high-end target are also scored on a straight line basis, and a score at or above the high-end target is scored a 2.

•	The HRC Committee's assessment of Baytex's development and execution of its strategic plan which is assessed against specific written objectives, and is agreed to annually by the HRC Committee and management.

2022 LTIP Scorecard Assessment

The HRC Committee established the performance measures listed in the table below (and the weighting of each measure) for purposes of calculating the 2022 payout multiplier. Baytex's performance against the 2022 LTIP scorecard was as follows.

Relative Shareholder Return (1-year)

•	Our share price performance of +55.5% was second quartile relative to our 2022 Shareholder Return Peer Group (10 out of 24), resulting in a score of 1.42 on this measure.

Relative Shareholder Return (3-year)

•	Our share price performance of +225.1% ranked 8 out of 24 (second quartile) relative to our 2022 Shareholder Return Peer Group, resulting in a score of 1.75 on this measure.

Proved plus Probable (2P) Recycle Ratio (3-year)

•	A 3-year 2P recycle ratio(1) of 1.34 was between target and our low-end target resulting in a score of 1.18.

Development and Execution of Strategic Plan

•	The HRC Committee assessed Baytex's performance with respect to this measure and awarded a score of 1.25. Specific achievements noted were:

•	The introduction of direct shareholder returns via a normal course issuer bid pursuant to which we repurchased ~24 million Baytex Shares.

•	A 30% reduction in net debt(2).

•	Continued positive advancement of our Peavine Clearwater play

•	Completion of four transactions that: (i) increased our inventory of conventional heavy oil and Duvernay locations; and (ii) disposed of legacy assets in our conventional business unit.

Notes:

(1)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. 3-year 2P recycle ratio is calculated as operating netback divided by F&D costs for Baytex's proved plus probable reserves over a three year period. See "Advisories – Advisory Regarding Oil and Gas Information" and "Advisories – Specified Financial Measures – Non-GAAP Financial Measures – PDP Recycle Ratio and 2P Recycle Ratio" in this Information Circular.

(2)	Capital management measure. For information on the composition of and how Baytex uses these measures, refer to the "Specified Financial Measures" in the Baytex MD&A, which information is incorporated herein by reference.

2022 LTIP Scorecard
Performance Measures(1)	Score	Weighting	Result
1-year Total Shareholder Return(2)	1.42	30%	0.43
3-year Total Shareholder Return(2)	1.75	30%	0.53
3-year 2P recycle ratio(3)	1.18	20%	0.24
Development and execution of strategic plan	1.25	20%	0.25
			1.44
	2022 Payout Multiplier(4)		1.5x

Notes:

(1)	Performance measured January 1 to December 31.

(2)	Total Shareholder Return determined relative to the 2022 Shareholder Return Peer Group.

(3)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. 3-year 2P recycle ratio is calculated as operating netback divided by F&D costs for Baytex's proved plus probable reserves over a three year period. See "Advisories – Advisory Regarding Oil and Gas Information" and "Advisories – Specified Financial Measures – Non-GAAP Financial Measures – PDP Recycle Ratio and 2P Recycle Ratio" in this Information Circular.

(4)	The overall score is rounded to the nearest multiplier of: 0.0, 0.5, 1.0, 1.5 or 2.0.

Calculation of Payout Multipliers

As a result of the determination of the 2022 Payout Multipliers, with respect to the 2020, 2021 and 2022 PSAs, the known payout multipliers for vested PSAs and ranges of potential payout multipliers for unvested PSAs are set out below.

2022 PSAs	2023 Vesting	2024 Vesting	2025 Vesting
2022 Payout Multiplier	1.5	1.5	1.5
2023 Payout Multiplier	n/a	TBD	TBD
2024 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	1.5	TBD (min 0.75x - max 1.75x)	TBD (min 0.5x - max 1.83x)

2021 PSAs	2022 Vesting	2023 Vesting	2024 Vesting
2021 Payout Multiplier	1.5	1.5	1.5
2022 Payout Multiplier	n/a	1.5	1.5
2023 Payout Multiplier	n/a	n/a	TBD
Applied Payout Multiplier	1.5	1.5	TBD (min 1.0x - max 1.5x)

Note:

(1)	The maximum applied payout multiplier for 2021 PSAs issued was capped at 1.5x due to the Baytex Share price at the time of grant.

2020 PSAs	2021 Vesting	2022 Vesting	2023 Vesting
2020 Payout Multiplier	0.5	0.5	0.5
2021 Payout Multiplier	n/a	1.5	1.5
2022 Payout Multiplier	n/a	n/a	1.5
Applied Payout Multiplier	0.5	1.0	1.17

Cost of Management Ratios

The cost of management ratios below provide another reference point with which to assess compensation paid to our NEOs. The table below shows the reported compensation awarded to our NEOs as a percentage of cash flow from operations for each year and on a per boe basis. The cost of management increased on a per boe basis relative to prior years primarily due to the cost of associated with on-boarding a new CEO and replacing our CFO. However, as a percentage of cash flow, Baytex's cost of management decreased slightly as compared to 2021.

	2020	2021	2022
Total NEO compensation ($)	7,325,713	9,213,301	14,661,667
Cash flow from operations ($)	353,096,000	712,384,000	1,172,872,000
Annual production (boe/d)	79,781	80,156	83,519
Cost of management ratio (% of cash flow)	2.07%	1.29%	1.25%
Cost of management ratio ($ per boe)(1)	$0.25	$0.31	$0.48

Note:

(1)	Cost of management ratio is calculated as total NEO compensation as reported in the summary compensation table of this Information Circular divided by barrels of oil equivalent production volume for the applicable period.

General and Administrative Expenses

As an additional check on the reasonableness of overall compensation at Baytex, the HRC Committee reviews our general and administrative costs per unit of production. General and administrative costs per unit of production increased in 2022 relative to 2021 and 2020 due to higher staffing costs sufficient to support our operational activity plus inflation was a key factor for labour and services. In 2020 we benefited from the Canadian Emergency Wage Subsidy Program.

	2020	2021	2022
General and Administrative expense - full year ($ per boe)(1)	1.17	1.39	1.65

Note:

(1)	Supplementary financial measure. See "General and Administrative Expense" in the Baytex MD&A, which information is incorporated herein by reference.

Performance Graph

The following graph presents the five-year cumulative total return from an investment of $100 in each of Baytex, the S&P/TSX Oil & Gas Exploration & Production Index, the S&P/TSX Composite Index and the S&P 500 Index on December 31, 2017, assuming reinvestment of dividends.

	Baytex ($)	S&P/TSX Oil & Gas E&P Index ($)	S&P/TSX Composite Index ($)	S&P 500 Index ($)
December 31, 2017	100	100	100	100
December 31, 2018	64	64	88	102
December 31, 2019	50	68	105	125
December 31, 2020	18	48	108	143
December 31, 2021	104	88	131	180
December 31, 2022	161	130	120	155

EXECUTIVE COMPENSATION TABLES

The following table sets forth information concerning the compensation paid to all of our NEOs for the three most recently completed financial years.

Summary Compensation Table ($)

Name and Principal Position	Year	Salary	Share- based Awards(1)	Non-equity Annual Incentive Plan(2)	All Other Compensation(3)		Total Compensation
Eric T. Greager	2022	89,567	2,500,000	—	8,957		2,598,524
President and CEO	2021	—	—	—	—		—
	2020	—	—	—	—		—
Chad L. Kalmakoff	2022	275,000	500,000	204,188	27,500		1,006,688
Chief Financial Officer	2021	265,000	450,000	244,861	26,500		986,361
	2020	265,000	450,000	140,000	26,500		881,500
Chad E. Lundberg	2022	310,000	750,000	351,540	31,000		1,442,540
Chief Operating & Sustainability Officer	2021	275,000	550,000	278,301	27,500		1,130,801
	2020	240,500	550,000	140,000	24,050		954,550
Kendall D. Arthur	2022	285,000	575,000	275,096	28,500		1,163,596
Vice President, Heavy Oil	2021	275,000	550,000	435,600	27,500		1,288,100
	2020	254,375	550,000	140,000	25,438		969,813
Brian G. Ector	2022	300,000	500,000	222,750	30,000		1,052,750
Vice President, Capital Markets	2021	295,000	450,000	259,600	29,500		1,034,100
	2020	272,875	450,000	140,000	27,288		890,163
Edward D. LaFehr	2022	575,000	2,400,000	1,009,125	57,500		4,041,625
Former President and CEO	2021	575,000	2,000,000	1,150,000	57,500		3,782,500
	2020	531,875	1,700,000	510,000	53,187		2,795,062
Rodney D. Gray	2022	323,586	1,200,000	—	1,832,358	(4)	3,355,944
Former Executive Vice President and Chief Financial Officer	2021	350,000	1,100,000	492,800	35,000		1,977,800
	2020	323,750	1,100,000	260,000	32,375		1,716,125

Notes:

(1)	This column shows the total compensation value that was awarded as incentive awards, RSAs and PSAs. The actual value realized pursuant to such awards may be greater or less than the indicated value. See Appendix H – Summary of Share Based Compensation Plans for a description of the features of these awards. The actual number of incentive awards, RSAs, share settled restricted share awards, PSAs and share settled performance awards granted to the NEOs was, in each case, determined by dividing the intended dollar amount of the grant by the volume weighted average trading price of the Baytex Shares on the TSX for the five Trading Days preceding the grant date. The grant date fair value was $7.34 on November 14, 2022 for Mr. Greager's 2022 share-based awards. For the other share-based awards the grant date fair value was $5.68 on March 7, 2022, $1.29 on March 5, 2021, $1.50 on January 28, 2020. The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.

(2)	Represents the annual cash bonus earned for the year that was paid, in part, December 31 with the remainder paid on March 31 of the following year.

(3)	The amounts shown in the table above represent Baytex's matching contributions to the employee savings plan. The value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not in the aggregate greater than $50,000 or 10% of the NEOs' total salary for the financial year.

(4)	$1,800,000 of this amount was in respect of negotiated severance paid to Mr. Gray in connection with his departure from Baytex prior to the end of 2022. The severance was paid to Mr. Gray in January of 2023.

Outstanding Share-based Awards

The following table sets forth for each NEO all share-based awards outstanding as at December 31, 2022. We do not grant option-based awards.

Current Officers	Number of shares-based awards that have not vested (#)		Market or payout value of share-based awards that have not vested (1) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	68,127	RSA(SS)	2,071,055	n/a
Eric T. Greager	272,507	PSA(SS)
	-	IA
	35,000	RSA	3,758,477	n/a
Chad L. Kalmakoff	273,381	PSA
	112,205	IA
	42,778	RSA	4,745,347	n/a
Chad E. Lundberg	363,231	PSA
	132,495	IA
	42,777	RSA	4,219,197	n/a
Kendall D. Arthur	329,996	PSA
	134,915	IA
	34,999	RSA	3,518,524	n/a
Brian G. Ector	273,378	PSA
	112,205	IA
Former Officers
	75,556	RSA	14,179,149	n/a
Edward D. LaFehr	1,467,123	PSA
	291,226	IA
	61,111	RSA	4,640,685	n/a
Rodney D. Gray(2)	613,494	PSA
	88,666	IA

Notes:

(1)	Calculated by multiplying the number of awards by the closing price of the Baytex Shares on the TSX on December 31, 2022 ($6.08). For outstanding PSAs the calculation takes into account payout multipliers already determined (0.5 in 2020, 1.5 in 2021 and 1.5 in 2022) and assumes future payout multipliers of 1.0.

(2)	Mr. Gray's share awards were amended in 2022 to retain 2023 vesting.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table sets forth for each NEO the value of share-based awards that vested during the year ended December 31, 2022 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2022.

Current Officers	Share-based Awards(1) ($)	Non-equity Annual Incentive Plan(2) ($)
Eric T. Greager	-	-
Chad L. Kalmakoff	1,729,099	204,188
Chad E. Lundberg	2,049,786	351,540
Kendall D. Arthur	2,113,339	275,096
Brian G. Ector	1,729,099	222,750

Former Officers
Edward D. LaFehr	7,304,751	1,009,125
Rodney D. Gray	4,294,054	-

Notes:

(1)	Calculated by multiplying the number of Baytex Shares received upon the conversion of the incentive awards, RSAs and PSAs by the weighted average trading price of the Baytex Shares on the TSX for the five Trading Days preceding the vesting date. For PSAs that vested in 2022 the payout multiplier for PSAs granted in 2019 was 0.5x, for PSAs granted in 2020 it was 1.0x and for PSAs granted in 2021 it was 1.5x.

(2)	Represents the annual cash bonus earned for 2022 that was paid, in part, December 31, 2022 with the remainder paid March 31, 2023.

The values in this table for share-based awards differ from the values shown in the Summary Compensation Table above as this table shows the value of the share awards that vested during the year, whereas the values reported in the Summary Compensation Table represent an estimate of the fair value of awards granted during the year.

Pension Plan Benefits

We do not have any pension plans for our employees.

Employment Contracts

Baytex does not have employment agreements with its NEOs. However, Baytex does have change of control agreements. The change of control agreements only apply if the double trigger change of control requirements set out in the agreement are satisfied. In all other circumstances, the NEOs' entitlements would be based on the common law, statute and the rights granted to such individuals under the Baytex Share Award Incentive Plan.

In order for the change of control agreements to be triggered, there has to be: (i) a change of control of Baytex, and (ii) within six months of the change of control, the NEO must subsequently be terminated, demoted to a level of responsibility and compensation below that immediately prior to the change of control or relocated to a location other than Calgary, Alberta, without their consent.

The following table sets forth the estimated incremental payments that would be made to each of the current NEOs following a change of control and termination of employment.

Current Officers	Severance Period (months)	Salary(1) ($)	Bonus(2) ($)	Benefits and Perquisites(3) ($)	Share Award Value(4) ($)	Total Incremental Payment ($)
Eric T. Greager	24	1,150,000	1,150,000	172,500	2,071,055	4,543,555
Chad L. Kalmakoff	18	412,500	339,056	82,500	3,758,477	4,592,533
Chad E. Lundberg	18	465,000	476,287	93,000	4,745,347	5,779,634
Kendall D. Arthur	18	427,500	536,079	85,500	4,219,197	5,268,276
Brian G. Ector	18	450,000	364,238	90,000	3,518,524	4,422,762

Notes:

(1)	Determined based on the NEO's monthly salary as at December 31, 2022.
(2)	Determined based on the average of the annual cash bonus awarded to the NEO for the two calendar years prior to the change in control, 2021 and 2022 in this chart, provided that for Mr. Greager if such calculation includes 2021 or 2022 the bonus included in the calculation for such year will be his target bonus for 2023.
(3)	Equal to 15% of the amount owed in respect of salary in lieu of benefits.
(4)	The amounts shown in the table are calculated by multiplying the number of RSAs, PSAs and incentive awards held by the NEO on December 31, 2022 by the closing price of the Baytex Shares on the TSX on December 31, 2022 ($6.08). For outstanding PSAs the calculation takes into account payout multipliers already determined (0.5 in 2020, 1.5 in 2021 and 1.5 in 2022) and assumes future payout multipliers of 1.0.

Directors and Officers - Insurance and Indemnity Agreements

We maintain directors' and officers' liability insurance coverage for losses to Baytex if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. This insurance protects us against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Baytex. All of our directors and officers are covered by the policy and the amount of insurance applies collectively to all. The annual cost for this insurance in 2022 was $1,049,503.

In addition, we have entered into industry standard indemnity agreements with each of our directors and officers pursuant to which we have agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the ABCA.

146

Securities Authorized for Issuance under Equity Compensation Plans

Our only active compensation plan under which share awards are being granted that would allow additional equity securities of Baytex to be issued is the Baytex Share Award Incentive Plan. This plan reserves for issuance a maximum of 3.8% of the issued and outstanding Baytex Shares at any given time. The Baytex Share Award Incentive Plan is described in the Executive Compensation section of this Information Circular. Also see Appendix H – Summary of Share Based Compensation Plans.

The following table outlines all compensation plans under which equity securities of Baytex are authorized for issuance as of December 31, 2022.

	Number of Baytex Shares to be issued upon exercise or settlement of share awards (#)	Weighted average exercise price of outstanding options, warrants and rights	Number of Baytex Shares remaining available for future issuance under the equity compensation plans (#)
Equity compensation plans approved by Baytex Shareholders: LTIP – Baytex Share Award Incentive Plan(1)	5,555,563	n/a	15,151,780
Equity compensation plans not approved by Baytex Shareholders	n/a	n/a	n/a
Total	5,555,563		15,151,780

Note:

(1)	The number of Baytex Shares issuable pursuant to the Baytex Share Award Incentive Plan does not include dividend equivalents (if any) on the underlying awards. For outstanding PSAs the Baytex Shares issuable takes into account payout multipliers already determined and assumes future payout multipliers of 1.0.

Additional Information

The following table shows the number of Baytex Shares issuable to all directors, officers, employees and other service providers of Baytex and its Subsidiaries pursuant to the Baytex Share Award Incentive Plan as at December 31, 2022.

Baytex Shares issuable as at December 31, 2022

LTIP – Baytex Share Award Incentive Plan(1)	#	%(2)
RSAs	760,014	0.14
PSAs	4,795,549	0.88
Total	5,555,563	1.02

Notes:

(1)	The number of Baytex Shares issuable pursuant to the Baytex Share Award Incentive Plan does not include the dividend equivalents (if any) on the underlying awards. For outstanding PSAs, the Baytex Shares issuable takes into account payout multipliers already determined (0.5 in 2020, 1.5 in 2021 and 1.5 in 2022) and assumes future payout multipliers of 1.0. If future payout multipliers for the PSAs are 2.0, the total number of Baytex Shares issuable would increase to 10,351,112 which represents 1.90% of the issued and outstanding Baytex Shares as at December 31, 2022.
(2)	Based on the number of Baytex Shares issuable as a percentage of the issued and outstanding Baytex Shares as at December 31, 2022, being 544,930,072.

The following table summarizes the burn rate associated with the Baytex Share Award Incentive Plan over the last three years.

Period	Share Awards Granted (#)			Burn Rate(1)
	Restricted	Performance	Weighted Average Baytex Shares Outstanding (#)
2020	4,121,568	4,087,928	560,657,046	1.46%
2021	—	4,053,561	563,673,658	0.72%
2022	68,127	1,391,216	557,985,615	0.26%
Three year average	1,396,565	3,177,568	560,772,106	0.81%

Note:

(1)	The Burn Rate for a given period is calculated by dividing the number of share awards granted during such period by the weighted average number of Baytex Shares outstanding during such period.

147

OTHER INFORMATION

Other Matters

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Interest of Informed Persons in Material Transactions

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or Affiliate of such insiders or nominees since the beginning of our last financial year, or in any proposed transaction, which has affected or would materially affect us.

Additional Information

Our financial information is provided in the Baytex Financial Statements and the Baytex MD&A, which are each incorporated by reference herein. Additionally, the Baytex AIF, which is also incorporated by reference herein, contains disclosure relating to our Audit Committee and the fees paid to our external auditors in 2022. Copies of the documents incorporated by referenced herein may be obtained on request without charge from the Corporate Secretary of Baytex Energy Corp. at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. These documents and other information relating to us are accessible on the SEDAR website at www.sedar.com.

148

APPENDIX A

MERGER RESOLUTION

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	the issuance of up to an aggregate of 323,323,741 common shares ("Baytex Shares") of Baytex Energy Corp. ("Baytex") to Ranger Oil Corporation ("Ranger") securityholders pursuant to the agreement and plan of merger dated February 27, 2023 between Baytex and Ranger, as may be amended from time to time (collectively, the "Merger Agreement"), as more particularly described in the accompanying management information circular and proxy statement of Baytex dated April 3, 2023 (the "Circular") and the accompanying the notice of meeting, is hereby authorized and approved, such number of Baytex Shares consisting of: (i) up to 311,213,987 Baytex Shares issuable pursuant to the Merger Agreement; (ii) up to 11,609,754 Baytex Shares issuable in connection with the conversion of the Ranger convertible awards pursuant to the Merger Agreement; and (iii) an additional 500,000 Baytex Shares to account for clerical and administrative matters in accordance with policies of the Toronto Stock Exchange, including the rounding of fractional Baytex Shares to ensure that there are a sufficient amount of Baytex Shares to effect the merger;

2.	notwithstanding that this resolution has been passed by the holders ("Baytex Shareholders") of Baytex Shares, the Baytex Board is hereby authorized and empowered, without further approval of the Baytex Shareholders, to amend the Merger Agreement, to not proceed with the merger, or otherwise give effect to these resolutions; and

3.	any director or officer of Baytex is hereby authorized and directed, for and on behalf of Baytex, to execute (whether under the corporate seal of Baytex or otherwise) and deliver, or cause to be executed and delivered, and to sign and/or file, or cause to be signed and/or filed, as the case may be, all applications, declarations, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine necessary or advisable to give effect to the foregoing resolutions including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination."

A-1

APPENDIX B

MERGER AGREEMENT

See attached.

APPENDIX B

Execution Version

AGREEMENT AND PLAN OF MERGER

BETWEEN

BAYTEX ENERGY CORP.

AND

RANGER OIL CORPORATION

DATED AS OF FEBRUARY 27, 2023

B-ii

B-iii

B-iv

Page
Section 9.11	Amendment	B-87
Section 9.12	Extension; Waiver	B-87
Section 9.13	Exculpation of Financing Sources	B-88
Section 9.14	Non-Recourse	B-88
ANNEXES
Annex A: Certain Definitions
EXHIBITS
Exhibit A: Form of Company Support Agreement
Exhibit B: Plan of Merger
Exhibit C: Pre-Closing Restructuring Transactions

B-v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 27, 2023 (this “Agreement”), is entered into by and between Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”) and Ranger Oil Corporation, a Virginia corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, including the related Plan of Merger, and the Transactions, including the merger of an indirect wholly owned Subsidiary of Parent to be formed or designated by Parent and added to this Agreement by joinder as “Merger Sub” and owned by Parent prior to the Closing (“Merger Sub,” and together with Parent (but only upon its joinder hereto), the “Parent Parties”), with and into the Company, with the Company continuing as the surviving entity following such merger (the “Company Merger”), are fair to, and in the best interests of, the Company and the holders of the shares of Company Common Stock, (ii) adopted and declared advisable this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger, (iii) directed that this Agreement, including the related Plan of Merger, be submitted to the holders of Company Common Stock for their approval, and (iv) resolved to recommend that the holders of Company Common Stock approve this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the issuance of common shares, without nominal or par value, in the capital of Parent (the “Parent Common Shares”) pursuant to the Transactions (the “Parent Share Issuance”), are advisable and in the best interests of Parent, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, including the Parent Share Issuance, and (iii) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance;

WHEREAS, as of the Closing, the Board of Directors of Merger Sub, will have approved and declared advisable this Agreement and the Transactions, including the Company Merger;

WHEREAS, it is anticipated that Rocky Creek Resources, LLC, a Delaware limited liability company (“Rocky Creek”), and JSTX Holdings, LLC, a Delaware limited liability company (“JSTX” and, together with Rocky Creek, the “Company Class B Holders”), will execute and deliver to Parent, following the execution and delivery of this Agreement and prior to the Support Agreement Deadline, a support agreement (the “Company Support Agreement”) in the form of Exhibit A attached hereto, pursuant to which, among other things, the Company Class B Holders agree to vote in favor of the Company Merger and the other Transactions;

WHEREAS, contemporaneously with the execution of this Agreement, Parent and the Company Class B Holders have entered into that certain Investor and Registration Rights Agreement (the “IRRA”), which agreement will be effective upon the Closing;

WHEREAS, for U.S. federal and applicable state and local income Tax purposes, it is intended that (a) the Opco Unit Exchange and the Company Merger be treated as taxable transactions to the Company Class B Holders (including in respect of their Opco Common Units) and the holders of Company Class A Common Stock, respectively, (b) the Opco Unit Exchange result in a step-up in basis in respect of a pro rata portion of the assets of Opco (and any Subsidiaries of Opco classified as partnerships) and the Company Merger result in a step-up in basis in respect of the Company Class A Common Stock, and (c) following the consummation of the Transactions, all of the assets of Opco become indirectly owned by Parent, which continues to be treated as a foreign corporation (clauses (a) through (c) together, the “Intended U.S. Tax Treatment”).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.

Section 1.2 Terms Defined Elsewhere. As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:

Definition	Section
2022 Bonus	6.9(e)
2022 Bonus Plan	6.9(e)
2023 Bonus Plan	6.9(f)
Agreement	Preamble
Anti-Corruption Laws	4.29
Applicable Date	4.5(a)
Book-Entry Shares	3.4(b)(ii)
Cash Consideration	3.1(b)(i)
Certificates	3.4(b)(i)
Certificate of Merger	2.2(b)
Closing	2.2(a)
Closing Date	2.2(a)
Code	3.3(e)
Company	Preamble
Company 401(k) Plan	6.9(d)
Company Alternative Acquisition Agreement	6.3(d)(iv)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(vii)

Definition	Section
Company Class B Holders	Recitals
Company Contracts	4.19(b)
Company Disclosure Letter	Article IV
Company Employee	4.10(i)
Company Equity Plan	3.3(a)
Company FA	4.23
Company Indemnified Parties	6.20(f)
Company Intellectual Property	4.14(a)
Company Leased Real Property	4.15
Company Marketing Contract	4.19(a)(ii)
Company Material Adverse Effect	4.1
Company Merger	Recitals
Company Merger Effective Time	2.2(b)
Company Owned Real Property	4.15
Company PBRSU Award	3.3(a)

Definition	Section
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Proxy Statement	4.4
Company Real Property Lease	4.15
Company Related Party Transaction	4.25
Company Reserve Report	4.17(a)
Company SEC Documents	4.5(a)
Company Stockholders Meeting	4.4
Company Support Agreement	Recitals
Company Support Agreement Failure	6.5(a)
Company TRSU Award	3.3(a)
Compensatory Issuance	3.1(c)
Confidentiality Agreement	6.7(b)
Continuation Period	6.9(a)
Continuing Employee	6.9(a)
Converted Parent TRSU Award	3.3(a)
Creditors’ Rights	4.3(a)
D&O Insurance	6.10(d)
days	9.4(e)
Debt Offer	6.21(a)
Director TRSU Award	3.3(a)
DLLCA	2.1
DTC	3.4(b)(ii)
e-mail	9.3
Eligible Shares	3.1(b)(i)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Excluded Benefits	6.9(a)
Excluded Shares	3.1(b)(iii)
Export Control and Economic Sanctions Laws	4.30

Definition	Section
FCPA	4.29
GAAP	4.5(b)
Holdings GP	4.2(c)
HSR Act	4.4
Indemnified Liabilities	6.10(a)
Indemnified Persons	6.10(a)
Intended U.S. Tax Treatment	Recitals
Involuntary Termination	6.9(f)
IRRA	Recitals
JSTX	Recitals
Letter of Transmittal	3.4(b)(i)

Definition	Section
made available	9.4(e)
Material Company Insurance Policies	4.20
Material Parent Insurance Policies	5.20
Measurement Date	4.2(a)
Merger Consideration	3.1(b)(i)
Merger Sub	Recitals
Offer Documents	6.21(a)
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent 401(k) Plan	6.9(d)
Parent Alternative Acquisition Agreement	6.4(d)(iv)
Parent Board	Recitals
Parent Board Recommendation	5.3(a)
Parent Change of Recommendation	6.4(d)(vii)
Parent Circular	4.8
Parent Common Shares	Recitals
Parent Contracts	5.19(b)
Parent Disclosure Letter	Article V
Parent Employee	5.10(l)
Parent Equity Plan	5.2(b)
Parent FAs	5.23
Parent Intellectual Property	5.14(a)
Parent Leased Real Property	5.15
Parent Marketing Contract	5.19(a)(ii)
Parent Material Adverse Effect	5.1
Parent Owned Real Property	5.15
Parent Parties	Recitals
Parent Permits	5.9(a)
Parent Preferred Shares	5.2(a)
Parent Real Property Lease	5.15
Parent Related Party Transaction	5.25
Parent Reporting Documents	5.5(a)
Parent Reserve Report	5.17(a)
Parent Share Issuance	Recitals

Definition	Section
Parent Shareholder Meeting	4.8
Parent Shares	5.2(a)
Participant’s Separation Date	6.9(f)
Participating Employee	6.9(f)
pdf	2.2(a)
Pre-Closing Restructuring Transactions	6.25
Post-Effective Time Dividends	3.4(g)

Definition	Section
Registration Statement	4.8
Required Amount	5.29
Rights-of-Way	4.16
Rocky Creek	Recitals
Second Request	6.8(d)
Share Consideration	3.1(b)(i)
Separated Participant	6.9(f)
Subsidiary Interests	4.2(e)
Surviving Corporation	2.1
Surviving Corporation Stock	3.1(a)
Tail Period	6.10(d)
Terminable Breach	8.1(b)(iii)
Transaction Litigation	6.11
TRSU Consideration	3.3(b)
VSCA	2.1

ARTICLE II
THE COMPANY MERGER

Section 2.1 The Company Merger. Upon the terms and subject to the conditions of this Agreement, at the Company Merger Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of Delaware Limited Liability Company Act (the “DLLCA”) and the Virginia Stock Corporation Act (the “VSCA”). As a result of the Company Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the Commonwealth of Virginia as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”) and as an indirect wholly owned Subsidiary of Parent.

Section 2.2 Closing.

(a) The closing of the Company Merger (the “Closing”) shall take place by the exchange of documents by “portable document format” (“pdf”) or other electronic means at 9:00 a.m., Houston time, on a date that is three (3) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company; provided, that if the Marketing Period has not ended at the time of the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), then, subject to the continued satisfaction or waiver of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at such time, the Closing shall occur instead on the second (2nd) Business Day following the final day of the Marketing Period (provided that Parent may elect to terminate the Marketing Period early on no less than two Business Days’ notice to the Company). For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs.

(b) As soon as practicable on the Closing Date, Parent and the Company will cause (i) a certificate of merger with respect to the Company Merger to be prepared and executed in accordance with the relevant provisions of the DLLCA (the “Certificate of Merger”), and to be filed with the Office of the Secretary of State of the State of Delaware and (ii) articles of merger with respect to the Company Merger to be prepared and executed in accordance with the relevant provisions of the VSCA (the “Articles of Merger”), including setting forth the related plan of merger meeting the requirements of the VSCA (such plan of merger, the “Plan of Merger”), substantially in the form attached hereto as Exhibit B, and to be filed with the Virginia State Corporation Commission (the “VA SCC”). The Company Merger shall become effective upon the issuance of a certificate of merger by the VA SCC, or at such later time as Parent and the Company shall agree upon in writing and shall specify in the Articles of Merger (the time the Company Merger becomes effective being the “Company Merger Effective Time”).

Section 2.3 Organizational Documents of the Surviving Corporation. The Organizational Documents of the Company in effect immediately prior to the Company Merger Effective Time shall remain in place and shall be the Organizational Documents of the Surviving Corporation, until duly amended, subject to Section 6.10(b), as provided therein or by applicable Law.

Section 2.4 Directors and Officers of the Surviving Corporation. Parent and the Company shall take all necessary action, from and after the Company Merger Effective Time, to cause the directors and officers of Merger Sub as of immediately prior to the Company Merger Effective Time to be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

ARTICLE III
EFFECT OF THE COMPANY MERGER; EXCHANGE

Section 3.1 Effect of the Company Merger on Ownership Interests.

(a) Equity Interests of Merger Sub. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company, all of the equity interests of Merger Sub issued and outstanding immediately prior to the Company Merger Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Stock”), which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Company Merger Effective Time.

(b) Capital Stock of the Company. At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub or the Company:

(i) Subject to the other provisions of this Article III, each share of Company Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time (including any shares issued pursuant to the Opco Unit Exchange but excluding any Excluded Shares and any shares of Company Class A Common Stock covered by Section 3.3) (the “Eligible Shares”) shall be converted automatically at the Company Merger Effective Time into the right to receive: (A) 7.49 validly issued, fully paid and nonassessable Parent Common Shares (the “Share Consideration”) and (B) $13.31 in cash, without interest (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”).

(ii) All such shares of Company Class A Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Company Class A Common Stock that was outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), and (C) any Post-Effective Time Dividends, in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(a).

(iii) All shares of Company Common Stock held by Parent or Merger Sub immediately prior to the Company Merger Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Company Merger Effective Time, and no consideration shall be delivered in exchange therefor.

(c) Compensatory Issuance. In consideration for, and in order to compensate Parent for the issuance by Parent of Parent Common Shares required to be issued pursuant to the Company Merger, each relevant Subsidiary of Parent (comprised of the Surviving Corporation and any direct or indirect holder of securities of the Surviving Corporation) shall issue a combination of common shares and/or debt (the “Compensatory Issuance”) to Parent or the relevant Subsidiary of Parent, as applicable.

(d) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Class A Common Stock, or securities convertible or exchangeable into, exercisable for or settled in shares of Company Class A Common Stock or (ii) the number of Parent Common Shares, or securities convertible or exchangeable into, exercisable for or settled in Parent Common Shares, in each case issued and outstanding after the date of this Agreement and prior to the Company Merger Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(d). Nothing in this Section 3.1(d) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement (including Section 6.1 and Section 6.2).

Section 3.2 Effect of the Company Merger. At the Company Merger Effective Time, the Company Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA and the VSCA. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

Section 3.3 Treatment of Company Equity Awards.

(a) Company TRSU Awards and Company PBRSU Awards. Each outstanding award of restricted stock units subject to time-based vesting issued pursuant to the Company’s 2019 Management Incentive Plan, as may be amended from time to time, or any inducement award agreement (collectively, the “Company Equity Plan”), that is outstanding immediately prior to the Company Merger Effective Time (each, a “Company TRSU Award”), other than those Company TRSU Awards held by the Company’s non-employee directors (“Director TRSU Awards”), and each outstanding award of restricted stock units subject to performance-based vesting issued pursuant to the Company Equity Plan that is outstanding immediately prior to the Company Merger Effective Time (each, a “Company PBRSU Award”) shall be converted into time-vested awards with respect to Parent Common Shares (“Converted Parent TRSU Awards”) at Closing, with the number of Parent Common Shares subject to the Converted Parent TRSU Awards equal to the product of (x) the number of shares of Company Common Stock subject to the Company TRSU Award or Company PBRSU Award (at the maximum level of performance), as applicable, multiplied by (y) the sum of (i) the Cash Consideration divided by the volume weighted average price of the Parent Common Shares on the NYSE for the five (5) consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P. and (ii) the Share Consideration, rounded up to the nearest whole Parent Common Share. Converted Parent TRSU Awards in respect of Company TRSU Awards will remain subject to the same vesting schedule and Converted Parent TRSU Awards in respect of Company PBRSU Awards will be converted based on the number of shares payable upon maximum performance and will remain subject to the same time-vesting schedule; provided, however, that upon (x) an involuntary termination of the holder’s employment or service by Parent, the Company or any of their Subsidiaries without “Cause” (as defined in the Company Equity Plan) or (y) solely with respect to a Converted Parent TRSU Award that was converted from a Company TRSU Award or a Company PBRSU Award that had such a provision in the award agreement pursuant to which such Company TRSU Award or Company PBRSU Award (as applicable) was granted, a resignation by the holder for “Good Reason” (as defined in such applicable award agreement), in each case, that occurs on or within twelve (12) months following the Company Merger Effective Time, such awards will immediately vest in full as of such termination date. For the avoidance of doubt, any dividend equivalents that have been accrued with respect to the Company TRSU Awards or Company PBRSU Awards will become payable ratably if and when such underlying Converted Parent TRSU Award vests.

(b) Director TRSU Awards. Each Director TRSU Award shall vest in full at the Company Merger Effective Time and, by virtue of the occurrence of the Closing and without any action by the Parties, be cancelled and converted into the right to receive, at the Company Merger Effective Time, without interest, the Merger Consideration with respect to each share of Company Common Stock subject to such Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Director TRSU Award that remain unpaid as of the Company Merger Effective Time (the “TRSU Consideration”). Following the Company Merger Effective Time, no such Director TRSU Award that was outstanding immediately prior to the Company Merger Effective Time shall remain outstanding, and each former holder of a Director TRSU Award shall cease to have any rights with respect thereto, except for the right (if any) to receive the TRSU Consideration in exchange for such Director TRSU Award. No fractional Parent Common Share shall be issued as part of TRSU Consideration, and any such fractional Parent Common Share shall instead be paid in cash in accordance with Section 3.4(h).

(c) Necessary Actions. Prior to the Company Merger Effective Time, the Company Board (or, if appropriate, any committee thereof administering the Company Equity Plan) shall pass any necessary resolutions (including the satisfaction of the requirements of Rule 16b-3 promulgated under the Exchange Act) or take any other required action in order to effect the foregoing provisions of this Section 3.3. The Converted Parent TRSU Awards will remain subject to the terms of the Company Equity Plan as adjusted to reflect the terms of this Section 3.3 and the consummation of the transactions contemplated hereby.

(d) Registration Statements. As soon as reasonably practicable following the Company Merger Effective Time (but in no event more than five (5) Business Days following the Company Merger Effective Time), Parent shall file a registration statement on Form S-8 (or any successor form) with respect to the issuance of the Parent Common Shares subject to the Converted Parent TRSU Awards and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Converted Parent TRSU Awards remain outstanding. With respect to those individuals who subsequent to the Company Merger Effective Time will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, Parent shall administer the Converted Parent TRSU Awards assumed pursuant to this Section 3.3 in a manner that complies with Rule 16b-3 promulgated under the Exchange Act.

(e) Payments with Respect to Director TRSU Awards. As soon as practicable after the Company Merger Effective Time (but in any event, no later than five (5) Business Days after the Company Merger Effective Time), the Surviving Corporation or its applicable Affiliate shall pay through its standard accounts payable procedures the cash amounts due pursuant to Section 3.3(b). Notwithstanding anything herein to the contrary, in the case of any TRSU Consideration that constitutes non-qualified deferred compensation under Section 409A of the Internal Revenue Code of 1986 and any successor statute, as amended from time to time (the “Code”), Parent, the Surviving Corporation or its applicable Affiliate shall issue or pay such TRSU Consideration, as applicable, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a Tax or penalty under Section 409A of the Code.

Section 3.4 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Company Merger Effective Time, Parent shall enter into an agreement with a commercial bank, trust company or transfer agent that is mutually acceptable to the Company and Parent to act as agent for the holders of Company Class A Common Stock in connection with the Company Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Article III. Prior to the Company Merger Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, the Merger Consideration in respect of Eligible Shares pursuant to Section 3.1. In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time as needed, cash sufficient to pay any Post-Effective Time Dividends and to make payments in lieu of fractional shares pursuant to Section 3.4(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(g) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and Parent Common Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h) and any Post-Effective Time Dividends) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b) Payment Procedures.

(i) Certificates. As soon as practicable after the Company Merger Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of an outstanding certificate or certificates that immediately prior to the Company Merger Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Company Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more Parent Common Shares (which shall be in uncertificated book entry form) representing, in the aggregate, the whole number of Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Class A Common Stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(ii) Non-DTC Book-Entry Shares. Promptly after the Company Merger Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Company Merger Effective Time, of Eligible Shares represented by book entry (“Book-Entry Shares”) not held through the Depository Trust Company (“DTC”), (A) a notice advising such holders of the effectiveness of the Company Merger, (B) a statement reflecting the number of Parent Common Shares (which shall be in uncertificated book entry form) representing, in the aggregate, the whole number Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Class A Common Stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 3.4(h) and Post-Effective Time Dividends.

(iii) DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), if any, and Post-Effective Time Dividends.

(iv) No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Article III.

(v) With respect to Certificates, if payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h), and Post-Effective Time Dividends is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Company Merger Effective Time. Until surrendered as contemplated by this Section 3.4(b)(v), each Certificate shall be deemed at any time after the Company Merger Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and any Post-Effective Time Dividends payable in respect of such shares of Company Class A Common Stock.

(c) Termination of Rights. All Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends, paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Class A Common Stock. At the Company Merger Effective Time, the stock transfer books of the Company shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Company of the shares of Company Class A Common Stock that were outstanding immediately prior to the Company Merger Effective Time. If, after the Company Merger Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends payable in respect of the Eligible Shares previously represented by such Certificates.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company on the 180th day after the Closing Date shall be delivered to Parent or the Surviving Corporation, as applicable, upon demand, and any former Class A common shareholders of the Company who have not theretofore received the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends, in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Class A Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 3.4(h) and Post-Effective Time Dividends payable in respect of the shares of Company Class A Common Stock formerly represented by such Certificate.

(g) Distributions with Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Company Merger Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate with respect to the whole Parent Common Shares that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional Parent Common Shares shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4. Following surrender of any such Certificate, there shall be paid to such holder of whole Parent Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Common Shares. For purposes of dividends or other distributions in respect of Parent Common Shares, all whole Parent Common Shares to be issued pursuant to the Company Merger shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole Parent Common Shares were issued and outstanding as of the Company Merger Effective Time.

(h) No Fractional Parent Common Shares. No certificates or scrip or shares representing fractional Parent Common Shares shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of Parent Common Shares. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Company Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Shares (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Shares multiplied by (ii) the volume weighted average price of the Parent Common Shares on the NYSE for the five (5) consecutive Trading Days immediately prior to the Closing Date as reported by Bloomberg, L.P. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional Parent Common Shares is not a separately bargained for consideration but merely represents a mechanical rounding off of the fractions in the exchange.

(i) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Agreement or the Opco Unit Exchange any amount required to be deducted or withheld under applicable Law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Parent Common Shares pursuant to this Agreement, the applicable withholding agent may withhold or deduct from the Cash Consideration and/or a portion of the Parent Common Shares otherwise deliverable hereunder may be withheld); provided, however, that except in the case of withholding required under applicable Law in respect of any consideration payable pursuant to Section 3.3 or Section 3.4(h) and Post-Effective Time Dividends, (i) to the extent any Party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable to or by any Person pursuant to this Agreement, such Party shall use commercially reasonable efforts to notify the other relevant Parties as soon as reasonably practicable, and (ii) the applicable withholding agent shall use commercially reasonable efforts to consult with the Company or applicable recipient in good faith to determine whether such deduction or withholding is required and shall reasonably cooperate with the Company or applicable recipient to minimize the amount of any applicable deduction or withholding. To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Common Shares, the relevant withholding agent shall be treated as having sold such Parent Common Shares on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(i) Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to the Parent Parties on or prior to the date of this Agreement (the “Company Disclosure Letter”) and (ii) except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on EDGAR, since January 1, 2022 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), the Company represents and warrants to each of the Parent Parties as follows:

Section 4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of the Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each of the Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of the Company, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither the Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of (i) 140,000,000 shares of Company Common Stock, consisting of 110,000,000 shares of Company Class A Common Stock and 30,000,000 shares of Company Class B Common Stock, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on February 24, 2023 (the “Measurement Date”): (A) 18,958,930 shares of Company Class A Common Stock were issued and outstanding, and approximately 23,571,002 shares of Company Class A Common Stock were reserved for issuance, (B) 22,548,998 shares of Company Class B Common Stock were issued and outstanding and owned by the Company Class B Holders and (C) no shares of Company Preferred Stock were issued and outstanding.

(b) As of the Company Merger Effective Time, there will be no shares of Company Class B Common Stock outstanding and the Company will own, directly or indirectly, all of the equity interests in OpCo.

(c) At the close of business on the Measurement Date, (i) there were (a) 141,804 shares of Company Class A Common Stock subject to outstanding Company TRSU Awards and (b) 440,100 shares and 880,200 shares of Company Class A Common Stock subject to outstanding Company PBRSU Awards, assuming target and maximum achievement, respectively; (ii) 67,470,068 shares of Company Class A Common Stock remained available for issuance, (iii) 41,507,928 Opco Common Units issued and outstanding, of which, prior to the Opco Unit Exchange and any other transactions described in the Company Support Agreement, the Company owns 18,958,930 Opco Common Units and the Company Class B Holders collectively own 22,548,998 Opco Common Units. Prior to the Opco Unit Exchange and any other transactions described in the Company Support Agreement, all of the Opco Common Units issued and outstanding are owned by the Company and the Company Class B Holders, and Opco’s General Partner Interest (as defined in the Opco Partnership Agreement) is held solely by ROCC Energy Holdings GP LLC (“Holdings GP”).

(d) Except as set forth in this Section 4.2, or as issued in accordance with Section 6.1 or upon vesting of awards granted under the Company Equity Plan that are outstanding as of the Measurement Date or issued in accordance with Section 6.1, there are outstanding: (1) no shares of Company Capital Stock or any Voting Debt or other voting or equity securities of the Company; (2) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock, Voting Debt or other voting securities of the Company; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt or other voting securities of the Company, or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(e) All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law, (ii) the Organizational Documents of the Company, and (iii) all requirements set forth in applicable Contracts (including the Company Equity Plan). Other than Opco Common Units held by Company Class B Holders, all outstanding shares of capital stock or other equity interests of the Subsidiaries of the Company (the “Subsidiary Interests”) and the legal and beneficial owners thereof are set forth on Schedule 4.2(e) of the Company Disclosure Letter, and except as set forth in such schedule, such Subsidiary Interests are owned by the Company, or a direct or indirect wholly owned Subsidiary of the Company, and, in each case, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable (except as nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act). Except for the Company Support Agreement, there are not any stockholder agreements, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of the Company or any of its Subsidiaries. No Subsidiary of the Company owns any shares of Company Common Stock or any other shares of Company Capital Stock. The Opco Common Units held by each Company Class B Holder have been duly authorized, validly issued, fully paid and nonassessable (except as nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware Revised Uniform Limited Partnership Act).

(f) As of the date of this Agreement, neither the Company nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than as set forth on Schedule 4.2(f) of the Company Disclosure Letter.

Section 4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which it is party and, subject to filing the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, filing the Articles of Merger with the VA SCC, and the issuance of a certificate of merger by the VA SCC and to obtaining Company Stockholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by the Company and each other Transaction Document to which it is party and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, only with respect to the consummation of the Company Merger, to Company Stockholder Approval, and the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, the filing of the Articles of Merger with the VA SCC, and the issuance of a certificate of merger by the VA SCC. This Agreement and each other Transaction Document to which the Company is party has been duly executed and delivered by the Company, and assuming the due and valid execution of this Agreement and each other Transaction Document to which it is party by each of the Parent Parties and the other parties hereto or thereto, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger, are fair to, and in the best interests of, the Company and the holders of the Company Common Stock, (ii) approved and declared advisable this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger, (iii) directed that this Agreement, including the related Plan of Merger, be submitted to the holders of Company Common Stock for its approval, and (iv) resolved to recommend that the holders of Company Common Stock approve this Agreement, including the related Plan of Merger, and the Transactions, including the Company Merger (such recommendation described in clause (iv), the “Company Board Recommendation”). Company Stockholder Approval is the only vote of the holders of any class or series of the Company Capital Stock necessary to approve this Agreement, including the related Plan of Merger, and the Company Merger.

(b) The execution, delivery and performance of this Agreement and each other Transaction Document to which the Company is a party does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of the Company (assuming Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of any loan or credit agreement (subject, in the case of the Company Credit Facility, payoff and termination thereof prior to or substantially concurrently with Closing), note, bond, mortgage, indenture (subject, in the case of the Existing Company Notes, to a “change of control” offer), lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and Company Stockholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except for this Agreement and the IRRA, the Company is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 4.4 Consents. No Consent from any Governmental Entity is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company of this Agreement or the other Transaction Documents to which it is party or the consummation by the Company of the Transactions, except for: (a) the filing of a premerger notification report by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (including any amendments or supplements, the “Company Proxy Statement”) relating to the special meeting of the shareholders of the Company to be held for the purposes of obtaining Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”), which Company Proxy Statement may form a part of the Registration Statement, and (ii) such reports under the Securities Act, the Exchange Act and the rules and regulations thereunder and under Canadian Securities Laws, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, filing the Articles of Merger with the VA SCC and the issuance of a certificate of merger by the VA SCC; (d) filings with the NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.5 SEC Documents; Financial Statements.

(a) Since December 31, 2020 (the “Applicable Date”), the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, (i) each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and (ii) none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

(c) The Company has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act); such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and further reasonably designed and maintained to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or its Subsidiaries, (ii) is not, and since January 1, 2022, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, and (iii) is not, and since January 1, 2022, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any of its Subsidiaries. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 4.6 Absence of Certain Changes or Events.

(a) Since September 30, 2022, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) From September 30, 2022 through the date of this Agreement:

(i)       the Company and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)      there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and

(iii)      neither the Company nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.1(b)(iv), (vi), or (vii) if such provision were in effect at all times since December 31, 2022.

Section 4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of December 31, 2022 (including the notes thereto) contained in the Company’s draft Annual Report on Form 10-K for the twelve (12) months ended December 31, 2022 that was provided to Parent prior to the date hereof; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2022, (c) liabilities incurred as expressly permitted or required under this Agreement; and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) a registration statement on Form F 4 (or such other SEC Form) to be filed with the SEC by Parent pursuant to which Parent Common Shares issuable in the Company Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, not misleading, (b) the Company Proxy Statement will, at the date it is first mailed to shareholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the information circular and proxy statement of Parent (the “Parent Circular”) relating to the meeting of the shareholders of Parent to be held for the purposes of obtaining the Parent Shareholder Approval (including any postponement, adjournment or recess thereof, the “Parent Shareholder Meeting”) will, at the date it is first mailed to the shareholders of Parent or at the time of the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 5.8, the Registration Statement and the Company Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder. Notwithstanding the foregoing, no representation is made by the Company with respect to statements made in the Company Proxy Statement, the Registration Statement or the Parent Circular based on information supplied by any of the Parent Parties specifically for inclusion or incorporation by reference therein.

Section 4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees, deposits and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, and the Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Compensation; Benefits.

(a) Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list, as of the date hereof, of all of the material Company Benefit Plans.

(b) True, correct and complete copies (or a written description of material terms if such Company Benefit Plan is not written) of each of the material Company Benefit Plans (including any amendments thereto) and related trust documents, and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with the most recent report filed on Form 5500 and summary plan description with respect to each Company Benefit Plan required to file a Form 5500, the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Company Benefit Plan.

(c) Each Company Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA and the Code.

(d) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.

(e) All contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan, none of Company or any of its Subsidiaries, or, to the knowledge of the Company, any other Person, has engaged in a transaction in connection with which the Company or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. The Company and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) None of the Company, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Company Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h) Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage, no Company Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of (or create a new entitlement to), compensation due to any employee of the Company or any Subsidiary thereof (a “Company Employee”) or other current or former director, officer, employee or independent contractor under any Company Benefit Plan, (ii) directly or indirectly cause the Company or any Subsidiary thereof to transfer or set aside any material amount of assets to fund any material benefits under any Company Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from the Company or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of the Company or any of its Subsidiaries that would, individually or in combination with any other such payment from the Company or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(j) Neither the Company nor any Subsidiary of the Company has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(k) Each Company Benefit Plan or any other agreement, arrangement, or plan of the Company or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(l) No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any Company Employees who reside or work outside of the United States.

Section 4.11 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement, and no employee of the Company or its Subsidiaries is represented by any labor union, works council, or other labor organization by way of certification, interim certification, voluntary recognition or succession rights. There is no pending or, to the knowledge of the Company, threatened union representation petition or application involving employees of the Company or any of its Subsidiaries. As of the date hereof, neither the Company nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, the Company and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b) As of the date hereof, there is no, and since the Applicable Date, there has been no unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened.

(c) As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(d) The Company and its Subsidiaries are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, family and medical leave, occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, human rights, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor, unemployment insurance, and health requirements. There are, and in the last three (3) years have been, no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the last three (3) years, neither the Company nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a federal government contractor or subcontractor or subject to the requirements of Executive Order 11246.

(e) The Company and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, the Company and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. The Company and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of the Company and its Subsidiaries that, if known to the public, would bring the Company and its Subsidiaries into material disrepute.

Section 4.12 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by the Company or any of its Subsidiaries have been duly and timely paid and the reporting of Taxes on the financial statements of the Company has been made in accordance with GAAP. All withholding Tax requirements imposed on or with respect to payments by the Company or any of its Subsidiaries to employees, creditors, equityholders or other third parties have been satisfied, and the Company and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(b) There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by the Company or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c) There is no outstanding claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been reasonably quantified and disclosed on the financial statements of the Company in accordance with GAAP. No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been threatened in writing with respect to the Company or any or its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, by reason of assumption or by operation of Law.

(e) No written claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a Tax Return or pay Taxes that the Company or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(f) There are no Encumbrances for Taxes on any of the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes.

(g) Neither the Company nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among the Company and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business).

(h) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) or any similar provision of U.S. state or local or non-U.S. Law.

(i) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(j) Neither the Company nor any of its Subsidiaries is a party to any ruling or similar agreement or arrangement with a Taxing Authority, and neither the Company nor any of its Subsidiaries has any request for a ruling in respect of Taxes pending between it and any Taxing Authority.

(k) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, other place of business or similar presence in that country.

Section 4.13 Litigation. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened against or by the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries. To the knowledge of the Company, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company.

Section 4.14 Intellectual Property.

(a) The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company Intellectual Property shall be available for use by the Surviving Corporation and its Subsidiaries immediately after the Closing Date on substantially similar terms and conditions to those under which the Company or its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing Date.

(b) There are no pending suits, claims, proceedings or investigations alleging that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a third party. Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no third party is infringing or otherwise violating the Company Intellectual Property; and (ii) neither the Company nor its Subsidiaries nor the conduct of the business, in the last six years, infringe, misappropriate or otherwise violate any third party Intellectual Property.

(c) All Persons who have contributed to any Company Intellectual Property that is owned or purported to be owned by Company or its Subsidiaries have done so pursuant to an enforceable written agreement that protects the confidential information of the Company and its Subsidiaries and grants the Company or its Subsidiaries, as applicable, exclusive ownership of such Intellectual Property.

(d) The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to maintain and protect Company Intellectual Property, including the confidentiality of trade secrets and other confidential information, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company or its Subsidiaries own or have a legal right to use, all IT Assets that are currently used, or have been used, in the conduct of its businesses and such IT Assets are sufficient for the current needs of the businesses of the Company and its Subsidiaries, function in all material respects in accordance with the Company’s and its Subsidiaries’ requirements, and have been regularly and reasonably maintained, (ii) the IT Assets (1) have not malfunctioned or failed within the past three (3) years and (2) to the knowledge of the Company, are free from any and all “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines, malware or hardware components that permit unauthorized access, disruption, modification, restriction, or loss of such IT Assets (or any parts thereof), (iii) the Company and its Subsidiaries have implemented and maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities and (iv) the Company and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the IT Assets and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures preventing unauthorized access and the introduction of any malicious code, and the taking and storing on-site and off-site of back-up copies of critical data.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and each of its Subsidiaries and the conduct of their businesses are in compliance with, and have been in compliance with all applicable Data Security Requirements, (ii) to the knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries, and (iii) none of the Company or its Subsidiaries has received notice of any actual, alleged or potential violations of any Data Security Requirements.

Section 4.15 Real Property. Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of the Company’s Oil and Gas Properties, (a) the Company and its Subsidiaries hold (i) good, valid and marketable title to all real property owned by the Company and its Subsidiaries (collectively, including the improvements thereon, the “Company Owned Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; and (ii) valid title to the leasehold estates (whether as tenant or subtenant) and valid interests in all licenses or occupancy agreements to license or otherwise occupy (whether as tenant, subtenant, licensee or occupant) all real property leased, subleased, licensed, or otherwise occupied by the Company and its Subsidiaries (collectively, including the improvements thereon, the “Company Leased Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; (b) each agreement under which the Company or any Subsidiary of the Company is the landlord, sublandlord, tenant, subtenant, licensor, licensee, or occupant with respect to the Company Leased Real Property (each, a “Company Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the knowledge of the Company, any other party thereto, has received written notice of any default by the Company or its Subsidiaries under any Company Real Property Lease which remains uncured as of the date of this Agreement; and (c) as of the date of this Agreement, to the knowledge of the Company, there does not exist any notice or request from any Governmental Entity delivered to the Company or any of its Subsidiaries requiring any construction work or alterations to cure any violation of applicable Law by the Company or any of its Subsidiaries which remains uncured as of the date of this Agreement nor, any pending or, to the knowledge of the Company, threatened, condemnation or eminent domain Proceedings with respect to any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Leased Real Property. Each of the Company and its Subsidiaries holds such Company Owned Real Property and Company Leased Real Property as are sufficient to conduct its business as presently conducted, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16 Rights-of-Way. Each of the Company and its Subsidiaries has such Consents to use real property, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.17 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date specified in the reserve report prepared by the Company Reserve Engineer relating to the Company’s interests referred to therein and dated as of December 31, 2021 (the “Company Reserve Report”) or (ii) reflected in the Company Reserve Report or in the Company SEC Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Report and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles the Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Company Reserve Report) and (2) obligates the Company (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Report for such Oil and Gas Properties (other than any positive difference between such percentage and the applicable working interest shown on the Company Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Reserve Engineer relating to the Company’s interests referred to in the Company Reserve Report, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Company Reserve Reports), accurate in all respects. To the Company’s knowledge, any assumptions or estimates provided by the Company’s Subsidiaries to the Company Reserve Engineer in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to the Company at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Report are derived from reports that have been prepared by the Company Reserve Engineer, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business and through appropriate proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business and through appropriate proceedings (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) and (iii) none of the Company or any of its Subsidiaries (and, to the Company’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease or cause such Oil and Gas Lease to expire or terminate) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business and through appropriate proceedings) and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by the Company or its Subsidiaries, and to the knowledge of the Company, all such other wells that were not drilled and completed by the Company or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by the Company or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by the Company or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no wells that constitute a part of the Oil and Gas Properties of the Company and its Subsidiaries of which the Company or a Subsidiary has received a written notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Oil and Gas Properties operated by the Company or its Subsidiaries (and, to the knowledge of the Company, all Oil and Gas Properties owned or held by the Company or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, right of first offer, purchase option, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by the Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(j) As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitment) binding on the Company or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties for which such operations have not been completed that the Company reasonably anticipates will individually require expenditures of greater than $2,500,000.

Section 4.18 Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) The Company and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Company Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b) The Company and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to the Company’s knowledge, threatened Proceedings under Environmental Laws;

(c) there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to the Company’s knowledge, formerly owned or operated) by the Company or any of its Subsidiaries, in each case, which has resulted in liability to the Company or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by the Company, by or in connection with the Company’s operations, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved; and

(d) except for customary indemnities in standard service agreements, neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law.

(e) The Company has made available to Parent true and complete copies of any environmental site assessments, investigations, audit report, or similar documentation in its possession, custody or control relating to the Company or its Subsidiaries’ compliance with or liability under Environmental Laws, or otherwise with respect to the environmental condition of their properties.

Section 4.19 Material Contracts.

(a) Schedule 4.19 of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list (other than the Company Marketing Contracts), as of the date of this Agreement, of:

(i)    each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) to which the Company or any of its Subsidiaries is a party;

(ii)    each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which the Company reasonably expects that the Company and its Subsidiaries will make payments in any calendar year in excess of $2,500,000 or aggregate payments in excess of $15,000,000, in each case other than (A) any Contract providing for the purchase or sale by the Company or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons or produced water or freshwater or Contracts for gathering, processing, transportation, treating, storage, blending or similar midstream services (each, a “Company Marketing Contract”) or (B) master services agreements and similar agreements;

(iii)    each Contract (other than agreements solely between or among the Company and its Subsidiaries) (A) evidencing Indebtedness of the Company or any of its Subsidiaries or (B) that creates a capitalized lease obligation of the Company or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $2,000,000;

(iv)    each Contract to which the Company or any Subsidiary of the Company is a party that (A) restricts the ability of the Company or any Subsidiary of the Company to compete in any business or with any Person in any geographical area, (B) requires the Company or any Subsidiary of the Company to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C), for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries or that relate to acreage dedications;

(v)    any Company Marketing Contract that has a remaining term of greater than 30 days and does not allow the Company to terminate it without penalty to the Company or any of its Subsidiaries within 30 days (A) which would reasonably be expected to involve volumes in excess of 7,500 barrels of Hydrocarbons per day or 25 MMcf of gas per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi)    any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments by or to the Company or any of its Subsidiaries in excess of $2,500,000;

(vii)    each Company Real Property Lease requiring payments by the Company or its Subsidiaries in excess of $1,000,000 in any calendar year;

(viii)    each Contract for lease of personal property or real property (other than the Company Real Property Leases and Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $1,000,000 in any calendar year that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(ix)    each Contract that would reasonably be expected to require the disposition of any assets or line of business of the Company or its Subsidiaries (or, after the Company Merger Effective Time, Parent or its Subsidiaries) for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(x)    each Contract involving the pending acquisition or sale of (or option to purchase or sell) any of the assets or properties of the Company or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole, for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(xi)    each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of the Company or that are exclusively among the Company and its wholly owned Subsidiaries;

(xii)    each Contract relating to a Company Related Party Transaction; and

(xiii)    each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require the Company or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2023 (calculated on a yearly average basis).

(b) Collectively, the Contracts described in Section 4.19(a) are herein referred to as the “Company Contracts,” including, for the avoidance of doubt, any Company Marketing Contract responsive under Section 4.19(a)(v). A complete and correct copy of each of the Company Contracts (other than the Company Marketing Contracts) has been made available to Parent. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the knowledge of the Company, any other party thereto. There are no disputes pending or, to the knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.20 Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the material insurance policies held by the Company or any of its Subsidiaries (collectively, the “Material Company Insurance Policies”) is in full force and effect on the date of this Agreement. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy.

Section 4.21 Derivative Transactions and Hedging.

(a) All Derivative Transactions of the Company and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in all material respects in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries. The Company and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b) The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company or its Subsidiaries, as of the dates reflected therein.

Section 4.22 Customers and Suppliers. No material customer or supplier of the Company or any of its Subsidiaries has canceled or otherwise terminated, or has threatened in writing or, to the Company’s knowledge, orally threatened to cancel or otherwise terminate, its relationship with the Company or any of its Subsidiaries. As of the date of this Agreement, there are no material disputes with a material customer or supplier of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has any direct or indirect ownership interest that is material to the Company and its Subsidiaries taken as a whole in any customer or supplier of the Company or any of its Subsidiaries.

Section 4.23 Opinion of Financial Advisor. The Company Board has received the opinion of BofA Securities, Inc. (the “Company FA”) addressed to the Company Board to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by the Company FA as set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

Section 4.24 Brokers. Except for the fees and expenses payable to the advisors set forth on Schedule 4.24 of the Company Disclosure Letter, no broker, investment banker, financial advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission or any premium, bonus or success fee in connection with the Transactions based upon arrangements made by or on behalf of or otherwise obligating the Company.

Section 4.25 Related Party Transactions. Except as set forth on Schedule 4.25 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of the Company), in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act (each of the foregoing, a “Company Related Party Transaction”).

Section 4.26 Regulatory Matters.

(a) Neither the Company nor any Subsidiary of the Company is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Except as set forth on Schedule 4.26 of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 4.27 Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 5.27, the approval of the Company Board of this Agreement, including the related Plan of Merger, and the Transactions represents all the action necessary to render inapplicable to this Agreement, including the related Plan of Merger, and the Transactions the restrictions of any Takeover Law or any anti-takeover provision in the Company’s Organizational Documents that is applicable to the Company, the shares of Company Common Stock, this Agreement or the Transactions.

Section 4.28 Tax Treatment.

(a) As of the date hereof, neither the Company nor any of its Subsidiaries is aware of the existence of any fact that the Company reasonably expects would prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment.

(b) For U.S. federal and applicable state and local income tax purposes, (i) Opco is, prior to the Opco Unit Exchange, properly classified as a partnership, and (ii) each of the Subsidiaries of Opco is properly classified as a disregarded entity.

(c) Opco has not made any non-pro rata tax distributions or Tax Advances (as defined in Section 4.01(b)(ii) of the Opco Partnership Agreement) pursuant to Section 4.01(b)(ii) of the Opco Partnership Agreement.

Section 4.29 Anti-Corruption. The Company, its Subsidiaries, and each of their respective directors, officers, employees, and, to the knowledge (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”)) of the Company or its Subsidiaries, any of their respective agents, consultants, independent contractors, representatives, or any other Person acting on behalf of the foregoing, have not engaged in any action or omission, directly or indirectly, for or on behalf of the Company or its Subsidiaries that would result in a violation of U.S. domestic or foreign bribery and anti-corruption laws, including the FCPA or any other analogous anti-corruption laws of any jurisdiction applicable to the Company or its Subsidiaries (collectively the “Anti-Corruption Laws”). No proceeding or investigation by or before any Governmental Entity involving the Company or its Subsidiaries or any of their respective directors, officers, employees, agents, distributors, or representatives relating to the Anti-Corruption Laws is pending or, to the knowledge of the Company or its Subsidiaries, threatened. Neither the Company nor its Subsidiaries nor any of their respective directors, officers, employees, agents, distributors, or representatives have knowingly falsified any entry in any book, record, or account of the Company or any of its Subsidiaries, and all such entries fairly and accurately reflect the relevant transactions and dispositions of the Company’s or its Subsidiaries’ assets in reasonable detail.

Section 4.30 Export Controls and Economic Sanctions. None of the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, nor to the knowledge of the Company or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly during the past five (5) years violated any applicable Laws relating to export, reexport, import, or economic sanctions (“Export Control and Economic Sanctions Laws”); (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more in the aggregate by one or more Specially Designated Nationals or other sanctions targets); (iii) is located, organized, or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Sanctions Laws (currently, Cuba, Iran, North Korea, Syria, and certain regions of Ukraine); or (iv) has during the past five (5) years been the subject or target of any investigation or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 4.31 No Additional Representations.

(a) Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to any Parent Party or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to the Company or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to any Parent Party or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.31 shall limit any Parent Party’s remedies with respect to claims of Fraud arising from or relating to the express written representations and warranties made by the Company in this Article IV.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of the Parent Parties or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including Merger Sub) whatsoever, express or implied, beyond those expressly given by the Parent Parties in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to the Company, or any of its Representatives and that the Company has not relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to the Company or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that the Company has not relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

(i) Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by each of the Parent Parties to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and (ii) except as disclosed in the Parent Reporting Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the Canadian Securities Regulators and available on the System for Electronic Document Analysis Retrieval and to the SEC and available on EDGAR, since January 1, 2022 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward looking statements or cautionary, predictive, non-specific or forward looking in nature (but, for clarity, including any historical factual information contained within such headings, disclosure or statements)), each of the Parent Parties jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization, Standing and Power.  Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and its Subsidiaries, taken as a whole (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets or properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each Subsidiary of Parent, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 5.2 Capital Structure.

(a)  The authorized share capital of Parent consists of (i) an unlimited number of Parent Common Shares and (ii) 10,000,000 preferred shares, without nominal or par value, issuable in series (collectively, the “Parent Preferred Shares” and, together with the Parent Common Shares, the “Parent Shares”). At the close of business on the Measurement Date: (A) 544,930,072 Parent Common Shares were issued and outstanding and (B) no Parent Preferred Shares were issued and outstanding.

(b)  At the close of business on the Measurement Date, (i) there were (a) 752,014 Parent Common Shares subject to outstanding Parent Restricted Share Awards and (b) 7,281,279 Parent Common Shares subject to outstanding Parent Performance Share Awards, assuming maximum payout multipliers, and (ii) 12,674,050 Parent Common Shares remained available for issuance pursuant to Parent’s Share Award Incentive Plan (the “Parent Equity Plan”).

(c)  Except as set forth in this Section 5.2 or as issued in accordance with Section 6.2 or upon vesting of equity awards outstanding as of the Measurement Date or issued in accordance with Section 6.2, there are outstanding: (1) no Parent Shares or any Voting Debt or other voting or equity securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for Parent Shares, Voting Debt or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional Parent Shares or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(d) All outstanding Parent Shares have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Shares to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable and not subject to preemptive rights. All outstanding Parent Shares have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law, (ii) the Organizational Documents of Parent and (iii) all requirements set forth in applicable Contracts (including the Parent Equity Plan). The Parent Common Shares to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law, (B) the Organizational Documents of Parent and (C) all requirements set forth in applicable Contracts. All outstanding shares in the share capital of, or other equity interests, in the Subsidiaries of Parent are owned by Parent, or a direct or indirect wholly owned Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized, validly issued, fully paid and nonassessable and all such shares or equity ownership interests are set forth in Schedule 5.2 of the Parent Disclosure Letter. There are not any shareholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Shares or any other Parent Shares.

(e) As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person, in each case other than with respect to its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Parent Disclosure Letter.

(f) As of the Closing, 100% of the equity interests of Merger Sub are indirectly owned by Parent.

Section 5.3 Authority; No Violations; Consents and Approvals.

(a) Parent, and, as of the Closing, Merger Sub, has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which they are party and, subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and the Virginia State Corporation Commission and to obtaining Parent Shareholder Approval, to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and each other Transaction Document to which they are party and the consummation by Parent, and, as of the Closing, Merger Sub, of the Transactions have been duly authorized by all necessary corporate action on the part of Parent (subject to obtaining Parent Shareholder Approval) and, as of the Closing, Merger Sub (other than the adoption of this Agreement by Parent or the applicable wholly owned Subsidiary of Parent, as sole stockholder of Merger Sub, which will have occurred prior to the Closing), subject to the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and the Virginia State Corporation Commission and to obtaining Parent Shareholder Approval. This Agreement and each other Transaction Document to which they are party has been duly executed and delivered by Parent, and, as of the Closing, Merger Sub, and assuming the due and valid execution of this Agreement and each other Transaction Documents to which they are party by the Company and the other parties hereto or thereto, constitutes a valid and binding obligation of Parent, and, as of the Closing, Merger Sub (as applicable), enforceable against Parent, and, as of the Closing, Merger Sub, in accordance with its terms, subject, as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions, including the Parent Share Issuance, are advisable and in the best interests of Parent, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, including the Parent Share Issuance, and (iii) resolved to recommend that the holders of Parent Common Shares approve the Parent Share Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”). The board of directors of Merger Sub, at a meeting duly called and held prior to the Closing, will have by unanimous vote (A) determined that this Agreement and the Transactions, including the Company Merger, are advisable, and in the best interests of, Merger Sub and the sole stockholder of Merger Sub and (B) approved and declared advisable this Agreement and the Transactions, including the Company Merger. Parent, as the direct or indirect owner of all of the outstanding equity interests of Merger Sub as of the Closing, will adopt, or will cause the adoption of, this Agreement by the applicable wholly owned Subsidiary of Parent that is the sole member of Merger Sub. The Parent Shareholder Approval is the only vote of the holders of any class or series of Parent Shares necessary to approve the Parent Share Issuance.

(b) The execution, delivery and performance of this Agreement and each other Transaction Document to which Parent is a party does not, and the consummation of the Transactions will not (i) contravene, conflict with or result in a breach or violation of any provision of the Organizational Documents of Parent (assuming that Parent Shareholder Approval is obtained) or any of its Subsidiaries (including Merger Sub as of Closing), (ii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent, or Merger Sub as of Closing, or any of their respective Subsidiaries or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made and the Parent Shareholder Approval has been obtained, contravene, conflict with or result in a breach or violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except for this Agreement and the IRRA, Parent is not party to any contract, arrangement or other commitment that would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.

Section 5.4 Consents.  No Consent from any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement and each other Transaction Document to which they are party or the consummation by Parent, and, as of the Closing, Merger Sub, of the Transactions, except for: (a) the filing of a premerger notification report by Parent under the HSR Act, and the expiration or termination of the applicable waiting period with respect thereto; (b) the filing with the SEC and/or Canadian Securities Regulators, as applicable, of (i) the Registration Statement relating to the registration under the Securities Act of the Parent Common Shares to be issued under this Agreement, (ii) the Parent Circular relating to matters to be submitted to holders of Parent Common Shares at the Parent Shareholder Meeting and (iii) such reports under the Exchange Act and the Securities Act and the rules and regulations thereunder and under Canadian Securities Laws, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and the Virginia State Corporation Commission; (d) filings with the NYSE and the TSX (including of the Parent Circular and approval of the TSX of the Parent Share Issuance); (e) such filings and approvals as may be required by any applicable state, provincial or federal securities or “blue sky” Laws or Takeover Laws or Canadian Securities Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5 Parent Reporting Documents; Financial Statements.

(a) Since the Applicable Date, Parent has filed or furnished with the Canadian Securities Regulators and the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under Canadian Securities Laws and under the Securities Act or the Exchange Act (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent Reporting Documents”). As of their respective dates, (i) each of the Parent Reporting Documents, as amended, complied, or if not yet filed or furnished, will comply, as to form in all material respects with the then applicable requirements of applicable Canadian Securities Laws and with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Reporting Documents, and (ii) none of the Parent Reporting Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the Canadian Securities Regulators or the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Parent is a “reporting issuer” under applicable Canadian Securities Laws in each of the provinces of Canada and is not on the list of reporting issuers in default under applicable Canadian Securities Laws. The Parent Common Shares are registered pursuant to Section 12(b) of the Exchange Act, and Parent is in compliance in all material respects with its obligations thereunder. Parent is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the Securities Act. As of the date of this Agreement, Parent is in compliance in all material respects with the rules and regulations of the TSX, and is not subject to any delisting, suspension of trading in or cease trading or other order that may operate to prevent or restrict trading in the Parent Common Shares.

(c) The financial statements of Parent included in the Parent Reporting Documents, including all notes and schedules thereto, complied, or in the case of Parent Reporting Documents filed after the date of this Agreement, will comply, in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with Canadian Securities Laws and with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent Reporting Documents filed after the date of this Agreement, will be prepared in accordance with IFRS applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Canadian Securities Laws and the rules and regulations of the SEC) and fairly present in all material respects in accordance with applicable requirements of IFRS (subject, in the case of the unaudited statements, to normal year end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.

(d) Parent has established and maintains a system of internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act and in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings). Such disclosure controls and procedures are reasonably designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, required to be disclosed by Parent in the reports that it files with the SEC and with Canadian Securities Regulators is recorded, processed, summarized and communicated to Parent’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act and applicable Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and in applicable Canadian Securities Laws, and further reasonably designed and maintained to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent financial statements for external purposes in accordance with IFRS. There (i) is no significant deficiency or material weakness (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Regulators) in the design or operation of internal controls of financial reporting utilized by Parent or its Subsidiaries, (ii) is not, and since January 1, 2023, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls, and (iii) is not, and since January 1, 2023, there has not been, any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of Parent (as defined in Rule 3b-7 under the Exchange Act) or director of Parent or any of its Subsidiaries. The principal executive officer and the principal financial officer of Parent have made all certifications required by the Sarbanes Oxley Act, the Exchange Act, any related rules and regulations promulgated by the SEC and applicable Canadian Securities Laws with respect to Parent Reporting Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

Section 5.6 Absence of Certain Changes or Events.

(a) Since December 31, 2022, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.

(b) From December 31, 2022 through the date of this Agreement:

(i)    Parent and its Subsidiaries have conducted their business in the ordinary course of business in all material respects;

(ii)    there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and

(iii)    neither Parent nor any of its Subsidiaries has undertaken any action that would be prohibited by Section 6.2(b)(iv), (vi), or (vii) if such provision were in effect at all times since December 31, 2022.

Section 5.7 No Undisclosed Material Liabilities.  There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of December 31, 2022 (including the notes thereto) contained in Parent’s consolidated financial statements for the year December 31, 2022; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to December 31, 2022; (c) liabilities incurred as expressly permitted or required under this Agreement; and (d) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 Information Supplied.  None of the information supplied or to be supplied by Parent or as of the Closing, Merger Sub, for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time such Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, (b) the Company Proxy Statement will, at the date it is first mailed to shareholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (c) the Parent Circular will, at the date it is first mailed to the shareholders of Parent or at the time of the Parent Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Registration Statement, the Company Proxy Statement and the Parent Circular will comply as to form in all material respects with, as applicable, the provisions of the Exchange Act and the Securities Act and the rules and regulations thereunder, the ABCA and Canadian Securities Laws. Notwithstanding the foregoing, no representation is made by the Parent Parties with respect to statements made in the Company Proxy Statement, the Registration Statement or the Parent Circular based on information supplied by the Company specifically for inclusion or incorporation by reference therein.

Section 5.9 Parent Permits; Compliance with Applicable Law.

(a) Parent and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, Consents, authorizations, variances, exemptions, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees, deposits and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the knowledge of Parent, threatened, and Parent and its Subsidiaries are in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, other than those the outcome of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.10 Compensation; Benefits.

(a) Set forth on Schedule 5.10(a) of the Parent Disclosure Letter is a list, as of the date hereof, of all of the material Parent Benefit Plans.

(b) True, correct and complete copies (or a written description of material terms if such Parent Benefit Plan is not written) of each of the material Parent Benefit Plans (including any amendments thereto) and related trust documents, and favorable determination letters, if applicable, have been furnished or made available to the Company or its Representatives, along with the most recently prepared actuarial reports and financial statements, and all material correspondence to or from any Governmental Entity received in the past three (3) years addressing any matter involving actual or potential material liability relating to a Parent Benefit Plan.

(c) Each Parent Benefit Plan has been established, funded, administered and maintained in compliance in all material respects with all applicable Laws, including ERISA, the Code and the Tax Act.

(d) There are no actions, suits or claims pending (other than routine claims for benefits) or, to the knowledge of Parent, threatened against, or with respect to, any of the Parent Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Parent Benefit Plans.

(e) All contributions required to be made by Parent or any of its Subsidiaries to the Parent Benefit Plans pursuant to their terms or applicable Law have been timely made or accrued or otherwise been adequately reserved to the extent required by, and in accordance with, GAAP.

(f) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Parent Benefit Plan. With respect to any Parent Benefit Plan, none of Parent or any of its Subsidiaries, or, to the knowledge of Parent, any other Person, has engaged in a transaction in connection with which Parent or its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material. Parent and its Subsidiaries do not have any material liability (whether or not assessed) under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g) None of Parent, any of its Subsidiaries or any member of their respective Aggregated Groups sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is or was subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

(h)    None of Parent or any of its Subsidiaries sponsors, maintains, contributes to or has an obligation to contribute to, or in the past six (6) years has sponsored, maintained, contributed to or had an obligation to contribute to, or has any current or contingent liability or obligation under or with respect to, and no Parent Benefit Plan is, a plan that is a “registered pension plan”, a “registered retirement savings plan”, a “deferred profit sharing plan”, a “retirement compensation arrangement”, an “employee life and health trust”, an “employee trust”, an “employee profit sharing plan”, as each of those is defined in the Tax Act, or a “health and welfare trust” within the meaning of Canada Revenue Agency Income Tax Folio S2-F1-C1.

(i)    None of the Parent Benefit Plans is intended to be or has ever been found or alleged by a Governmental Entity to be a “salary deferral arrangement” within the meaning of subsection 248(1) of the Tax Act.

(j)    All of the Parent Benefit Plans are self-contained to either Parent or one of its Subsidiaries.

(k)    Other than continuation coverage pursuant to Section 4980B of the Code or any similar state Law for which the recipient pays the full premium cost of coverage or otherwise mandated by applicable Law, no Parent Benefit Plan provides retiree or post-employment or post-service medical, disability, life insurance or other welfare benefits to any Person.

(l)    Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of (or create a new entitlement to), compensation due to any employee of Parent (an “Parent Employee”) or any Subsidiary thereof or other current or former director, officer, employee or independent contractor under any Parent Benefit Plan, (ii) directly or indirectly cause Parent or any Subsidiary thereof to transfer or set aside any material amount of assets to fund any material benefits under any Parent Benefit Plan, (iii) limit or restrict the right to materially amend, terminate or transfer the assets of any Parent Benefit Plan on or following the Company Merger Effective Time, or (iv) result in any payment from Parent or any of its Subsidiaries (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations § 1.280G-1) of Parent or any of its Subsidiaries that would, individually or in combination with any other such payment from Parent or any of its Subsidiaries, reasonably be expected to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(m)    Neither Parent nor any Subsidiary of Parent has any obligation to provide, and no Parent Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(n)    Each Parent Benefit Plan or any other agreement, arrangement, or plan of Parent or any of its Subsidiaries that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(o)    No Parent Benefit Plan is maintained outside the jurisdictions of the United States and Canada or covers any Parent Employees who reside or work outside of the United States or Canada.

Section 5.11 Labor Matters.

(a) Neither Parent nor any of its Subsidiaries is or has been a party to or bound by any Labor Agreement, and no employee of Parent or any of its Subsidiaries is represented by any labor union, works council, or other labor organization by way of certification, interim certification, voluntary recognition or succession rights. There is no pending or, to the knowledge of Parent, threatened union representation petition or application involving employees of Parent or any of its Subsidiaries. As of the date hereof, neither Parent nor any of its Subsidiaries has knowledge of any activity of any labor organization or employee group to organize any such employees since the Applicable Date. As of the date hereof, Parent and its Subsidiaries have no notice or consultation obligations to any labor union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b) As of the date hereof, there is no, and since the Applicable Date, there has been no, unfair labor practice, charge or grievance arising out of a Labor Agreement or any other material labor-related Proceeding against Parent or any of its Subsidiaries pending, or, to the knowledge of Parent, threatened. No labor union has applied to have Parent or any of its Subsidiaries declared a common or related employer pursuant to any labor relations legislation in any jurisdiction where Parent or any of its Subsidiaries carries on business.

(c) As of the date hereof, there is, and since the Applicable Date has been, no strike, organized labor slowdown, concerted work stoppage, lockout, picketing, handbilling, or other material labor dispute pending, or, to the knowledge of Parent, threatened, against or involving Parent or any of its Subsidiaries.

(d) Parent and its Subsidiaries are, and for the last three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices including, without limitation, all such Laws respecting terms and conditions of employment, wages and hours, worker classification, discrimination, retaliation, harassment, workers’ compensation, immigration, recordkeeping, occupational safety, COVID-19, whistleblowing, disability rights or benefits, equal opportunity, human rights, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leaves, including family and medical leave, affirmative action, Office of Federal Contract Compliance Programs regulations, child labor and unemployment or employment insurance and health requirements. There are, and in the last three (3) years have been, no Proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or individual classified as an independent contractor or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied Contract of employment, other than any such matters described in this sentence that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. In the last three (3) years, neither Parent nor any of its Subsidiaries has received any notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to Parent or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is a federal government contractor or subcontractor or subject to the requirements of Executive Order 11246.

(e) Parent and its Subsidiaries have promptly, thoroughly, and impartially investigated all sexual harassment, or other discrimination, retaliation, or policy violation allegations of which any of them is aware. With respect to each such allegation with potential merit, Parent and its Subsidiaries have taken prompt corrective action that is reasonably calculated to prevent further improper action. Parent and its Subsidiaries do not reasonably expect any material liabilities with respect to any such allegations and do not have any knowledge of any allegations relating to officers, directors, employees, contractors, or agents of Parent and its Subsidiaries that, if known to the public, would bring Parent and its Subsidiaries into material disrepute.

Section 5.12 Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) All Tax Returns required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions of time for filing), and all such Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by Parent or any of its Subsidiaries have been duly and timely paid and the reporting of Taxes on the financial statements of Parent has been made in accordance with IFRS or GAAP, as applicable. All withholding Tax requirements imposed on or with respect to payments by Parent or any of its Subsidiaries to employees, creditors, equityholders or other third parties have been satisfied, and Parent and its Subsidiaries have complied in all respects with all related information reporting and record retention requirements.

(b)    There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by Parent or any of its Subsidiaries (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(c)    There is no outstanding claim, assessment or deficiency against Parent or any of its Subsidiaries for any Taxes that has been asserted or threatened in writing by any Taxing Authority, other than claims being contested in good faith through appropriate proceedings and for which adequate reserves have been reasonably quantified and disclosed on the financial statements of Parent in accordance with IFRS or GAAP, as applicable. No audit, examination, investigation, litigation or other administrative or judicial proceeding in respect of Taxes or Tax matters is pending, being conducted or has been threatened in writing with respect to Parent or any or its Subsidiaries.

(d)    Neither Parent nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined, unitary or similar group for purposes of filing any Tax Return (other than a group the common parent of which is Parent or any of its Subsidiaries) or has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. Law, including for greater certainty, subsection 160(1) of the Canada Tax Act), as a transferee or successor, by reason of assumption or by operation of Law.

(e)    No written claim has been made by any Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not currently file a Tax Return or pay Taxes that Parent or such Subsidiary is or may be subject to any Tax or required to file any Tax Return in such jurisdiction.

(f)    There are no Encumbrances for Taxes on any of the assets of Parent or any of its Subsidiaries, except for Permitted Encumbrances with respect to Taxes.

(g)    Each of Parent and its Subsidiaries has (A) duly and timely completed and filed all CEWS Returns or other filings required under applicable Laws to be filed by it, or that it elected to file, and all such returns or filings are complete, correct and accurate in all respects, and (B) not claimed CEWS to which it was not entitled.

(h)    No circumstances exist which would make Parent or any of its Subsidiaries subject to the application of any of sections 78 and 80 to 80.04 of the Canada Tax Act or the similar provisions of a provincial taxing statute.

(i)    Neither Parent nor any of its Subsidiaries is a party to, has any obligation under or is bound by any Tax allocation, sharing or indemnity Contract or arrangement pursuant to which it will have any potential liability to any Person after the Company Merger Effective Time (excluding (i) any Contract or arrangement solely between or among Parent and/or any of its Subsidiaries, and (ii) any customary provisions contained in any commercial agreement entered into in the ordinary course of business).

(j)    Neither Parent nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) or any similar provision of U.S. state or local or non-U.S. Law, including for greater certainty, any “reportable transaction” as defined in subsection 237.3(1) of the Canada Tax Act or any “notifiable transaction” as defined under subsection 237.4(1) of the Canada Tax Act (as such provisions are proposed to be amended or introduced, as applicable, by the legislative proposals released by the Minister of Finance (Canada) on August 9, 2022).

(k)    Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(l)    Neither Parent nor any of its Subsidiaries is a party to any ruling or similar agreement or arrangement with a Taxing Authority, and neither Parent nor any of its Subsidiaries has any request for a ruling in respect of Taxes pending between it and any Taxing Authority.

(m)    To the knowledge of Parent, neither Parent nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment, other place of business or similar presence in that country.

Section 5.13 Litigation.  Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of Parent, threatened against or by Parent or any of its Subsidiaries or any of their Oil and Gas Properties or (b) judgment, decree, injunction, ruling, order, writ, stipulation, determination or award of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries. To the knowledge of Parent, no officer or director of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.

Section 5.14 Intellectual Property.

(a) Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such Intellectual Property has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) There are no pending suits, claims, proceedings or investigations alleging that the Parent or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a third party. Except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) no third party is infringing or otherwise violating the Parent Intellectual Property; and (ii) neither the Parent nor its Subsidiaries nor the conduct of the business, in the last six years, infringe, misappropriate or otherwise violate any third party Intellectual Property.

(c) All Persons who have contributed to any Parent Intellectual Property that is owned or purported to be owned by Company or its Subsidiaries have done so pursuant to an enforceable written agreement that protects the confidential information of the Parent and its Subsidiaries and grants the Parent or its Subsidiaries, as applicable, exclusive ownership of such Intellectual Property.

(d) Parent and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to maintain and protect Parent Intellectual Property, including the confidentiality of trade secrets and other confidential information, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the Parent and its Subsidiaries own or have a legal right to use all IT Assets that are currently used, or have been used, in the conduct of its businesses, and such IT Assets are sufficient for the current needs of the businesses of Parent and its Subsidiaries, function in all material respects in accordance with the Parent’s and its Subsidiaries’ requirements, and have been regularly and reasonably maintained, (ii) the IT Assets (1) have not malfunctioned or failed within the past three (3) years and (2) to the knowledge of Parent, are free from any and all “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines, malware or hardware components that permit unauthorized access, disruption, modification, restriction, or loss of such IT Assets (or any parts thereof), (iii) the Parent and its Subsidiaries have implemented and maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities and (iv) the Parent and its Subsidiaries have taken commercially reasonable actions to protect the security and integrity of the IT Assets and the data stored or contained therein or transmitted thereby including by implementing industry standard procedures preventing unauthorized access and the introduction of any malicious code, and the taking and storing on-site and off-site of back-up copies of critical data.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (i) Parent and each of its Subsidiaries and the conduct of their businesses are in compliance with, and have been in compliance with all Data Security Requirements, (ii) to the knowledge of Parent, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by Parent or its Subsidiaries, and (iii) none of the Parent or its Subsidiaries has received notice of any actual, alleged or potential violations of any Data Security Requirements.

Section 5.15 Real Property.  Except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and with respect to clauses (a) and (b), except with respect to any of Parent’s Oil and Gas Properties, (a) Parent and its Subsidiaries hold (i) good, valid and marketable title to all material real property owned by Parent or any of its Subsidiaries (collectively, including the improvements thereon, the “Parent Owned Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; and (ii) valid title to the leasehold estates (whether as tenant or subtenant) and valid interests in all licenses or occupancy agreements to license or otherwise occupy (whether as tenant, subtenant, licensee or occupant) all real property leased, subleased, licensed, or otherwise occupied by Parent and its Subsidiaries (collectively, including the improvements thereon, the “Parent Leased Real Property”), free and clear of all Encumbrances, except Permitted Encumbrances; (b) each agreement under which Parent or any Subsidiary of Parent is the landlord, sublandlord, tenant, subtenant, licensor, licensee, or occupant with respect to the Parent Leased Real Property (each, a “Parent Real Property Lease”) is in full force and effect and is valid and enforceable against Parent or such Subsidiary and, to the knowledge of Parent, the other parties thereto, in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither Parent nor any of its Subsidiaries, or to the knowledge of Parent, any other party thereto, has received written notice of any default by Parent or its Subsidiaries under any Parent Real Property Lease which remains uncured as of the date of this Agreement; and (c) as of the date of this Agreement, to the knowledge of Parent, there does not exist any notice or request from any Governmental Entity delivered to Parent or any of its Subsidiaries requiring any construction work or alterations to cure any violation of applicable Law by Parent or any of its Subsidiaries which remains uncured as of the date of this Agreement nor, any pending or, to the knowledge of Parent, threatened, condemnation or eminent domain Proceedings with respect to any of the Parent’s Oil and Gas Properties, Parent Owned Real Property or Parent Leased Real Property. Each of Parent and its Subsidiaries holds such Parent Owned Real Property and Parent Leased Real Property as are sufficient to conduct its business as presently conducted, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.16 Rights-of-Way.  Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except as has not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17 Oil and Gas Matters.

(a) Except as has not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the ordinary course of business since the date specified in the reserve report prepared by the Parent Reserve Engineer relating to Parent’s interests referred to therein and dated as of December 31, 2022 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent Reporting Documents as having been sold or otherwise disposed of (other than transactions effected after the date hereof in accordance with Section 6.2(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s or one and/or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) beneficially or of record with any applicable Governmental Entity that (1) entitles Parent (and/or one or more of its Subsidiaries, as applicable), to receive, not less than the positive difference between (x) the company interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties less (y) all Production Burdens shown in the Parent Reserve Report for such Oil and Gas Properties, throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which Parent and/or its Subsidiaries may be a non-consenting co-owner, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent, decreases resulting from the establishment of pools or units, and decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under deliveries, in each case, to the extent occurring after the date of the Parent Reserve Report), and (2) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear (x) Production Burdens that are no greater than the Production Burdens shown on the Parent Reserve Report for such Oil and Gas Properties, and (y) where applicable, a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest share shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive difference between such percentage and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the percentage of Hydrocarbons produced from such Oil and Gas Properties that Parent is entitled to receive).

(b) Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Reserve Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided (or modified or amended prior to the issuance of the Parent Reserve Reports), accurate in all respects. To Parent’s knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Reserve Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Reserve Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with Canadian Securities Laws applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or contested in good faith in the ordinary course of business and through appropriate proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid or contested in good faith in the ordinary course of business and through appropriate proceedings (other than any such Production Burdens which are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease or cause such Oil and Gas Lease to expire or terminate) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries.

(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner (other than those being contested in good faith in the ordinary course of business and through appropriate proceedings) and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.

(e) All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Leases of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries, and to the knowledge of Parent, all such other wells that were not drilled and completed by Parent or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable Oil and Gas Lease(s), the applicable Contracts entered into by Parent or any of its Subsidiaries related to such Wells and such other wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment, if applicable) of such Wells and such other wells that were drilled and completed (and plugged and abandoned, if applicable) by Parent or its Subsidiaries have been conducted in compliance with all such applicable Oil and Gas Lease(s), Contracts and applicable Law except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no wells that constitute a part of the Oil and Gas Properties of Parent and its Subsidiaries of which the Company or a Subsidiary has received a written notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned.

(f) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Oil and Gas Properties operated by Parent or its Subsidiaries (and, to the knowledge of Parent, all Oil and Gas Properties owned or held by Parent or any of its Subsidiaries and operated by a third party) have been operated as a reasonably prudent operator in accordance with its past practices.

(g) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, tag-along, right of first refusal, right of first offer, purchase option, Consent or similar right that would become operative as a result of the entry into (or the consummation of) the Transactions.

(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to Parent and its Subsidiaries, taken as a whole and is not reflected in the Parent Reserve Reports.

(i) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to Oil and Gas Properties operated by Parent and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with past practices (ordinary wear and tear excepted).

(j) As of the date of this Agreement, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitment) binding on Parent or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties for which such operations have not been completed that Parent reasonably anticipates will individually require expenditures of greater than $5,000,000.

Section 5.18 Environmental Matters.  Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and its Subsidiaries and their respective operations and assets are, and since the Applicable Date have been, in compliance with Environmental Laws, which compliance includes, and since the Applicable Date has included, obtaining, maintaining and complying with all Parent Permits required under Environmental Laws for their respective operations and occupancy of any real property;

(b) Parent and its Subsidiaries (and their respective properties and operations) are not subject to any pending or, to Parent’s knowledge, threatened Proceedings under Environmental Laws;

(c) there has been no exposure of any Person to, nor Release of Hazardous Materials at any property currently owned or operated (or to Parent’s knowledge, formerly owned or operated) by Parent or any of its Subsidiaries, in each case, which has resulted in liability to Parent or its Subsidiaries under Environmental Laws, and, since the Applicable Date, neither Parent nor any of its Subsidiaries has received any written notice asserting a violation of, or liability or obligation under, any Environmental Laws with respect to any Release of any Hazardous Materials at or from any property currently owned or operated by Parent, by or in connection with Parent’s operations, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling, in each case that remains unresolved;

(d) except for customary indemnities in standard service agreements, neither Parent nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any liability of any other Person under any Environmental Law; and

(e) Parent has made available to the Company true and complete copies of any environmental site assessments, investigations, audit report, or similar documentation in its possession, custody or control relating to the Parent Parties’ compliance with or liability under Environmental Laws, or otherwise with respect to the environmental condition of their properties.

Section 5.19 Material Contracts.

(a) Schedule 5.19 of the Parent Disclosure Letter sets forth a true and complete list (other than the Parent Marketing Contracts), as of the date of this Agreement, of:

(i)    any Contract that is still in force or in respect of which Parent or any of its Subsidiaries remains bound and which has been or would be required by Canadian Securities Laws or pursuant to the Exchange Act to be filed by Parent with the Canadian Securities Regulators or with the SEC;

(ii)    each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties with respect to which Parent reasonably expects that Parent and its Subsidiaries will make payments in any calendar year in excess of $3,500,000 or aggregate payments in excess of $25,000,000, in each case other than (A) any Contract providing for the purchase or sale by Parent or any of its Subsidiaries of Hydrocarbons, or related to Hydrocarbons or produced water or freshwater or Contracts for gathering, processing, transportation, treating, storage, blending or similar midstream services (each, a “Parent Marketing Contract”) or (B) master services agreements and similar agreements;

(iii)    each Contract (other than agreements solely between or among Parent and its Subsidiaries) (A) evidencing Indebtedness of Parent or any of its Subsidiaries or (B) that creates a capitalized lease obligation of Parent or any of its Subsidiaries, in each case with an aggregate principal amount in excess of $5,000,000;

(iv)    each Contract to which the Company or any Subsidiary of Parent is a party that (A) restricts the ability of Parent or any Subsidiary of Parent to compete in any business or with any Person in any geographical area, (B) requires Parent or any Subsidiary of Parent to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C), for such restrictions, requirements and provisions that are not material to Parent and its Subsidiaries or that relate to acreage dedications;

(v)    any Parent Marketing Contract that has a remaining term of greater than 30 days and does not allow Parent to terminate it without penalty to Parent or any of its Subsidiaries withing 30 days (A) which would reasonably be expected to involve volumes in excess of 7,500 barrels of Hydrocarbons per day or 25 MMcf of gas per day (in each case, calculated on a yearly average basis) or (B) that contains acreage dedications of more than 15,000 acres;

(vi) any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of Parent set forth in the Parent Reserve Report), that would reasonably be expected to result in annual payments by or to Parent or any of its Subsidiaries in excess of $2,500,000;

(vii) each Parent Real Property Lease requiring payments by the Company or its Subsidiaries in excess of $1,000,000 in any calendar year;

(viii) each Contract for lease of personal property or real property (other than the Parent Real Property Leases and Oil and Gas Properties and Contracts related to drilling rigs) involving payments in excess of $5,000,000 in any calendar year that are not terminable without penalty or other liability to Parent (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within sixty (60) days;

(ix) each Contract that would reasonably be expected to require the disposition of any assets or line of business of Parent or its Subsidiaries for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(x) each Contract involving the pending acquisition or sale of (or option to purchase or sell) any of the assets or properties of Parent or its Subsidiaries (including any Oil and Gas Properties but excluding purchases and sales of Hydrocarbons), taken as a whole, for which the aggregate consideration (or the fair market value of such consideration, if non-cash) exceeds $5,000,000;

(xi) each joint venture, other than any customary joint operating agreements or unit agreements affecting the Oil and Gas Properties of Parent or that are exclusively among Parent and its wholly owned Subsidiaries;

(xii) each Contract relating to a Parent Related Party Transaction; and

(xiii) each joint development agreement, exploration agreement, participation, farmout, farmin or similar Contract, excluding joint operating agreements, that would reasonably be expected to (A) require Parent or any of its Subsidiaries to make expenditures in excess of $10,000,000 in any one calendar year period or (B) generate net production in excess of 5,000 Boe per day during the calendar year ended December 31, 2023 (calculated on a yearly average basis).

(b) Collectively, the Contracts described in Section 5.19(a) are herein referred to as the “Parent Contracts,” including, for the avoidance of doubt, any Parent Marketing Contract responsive under Section 5.19(a)(v). A complete and correct copy of each of the Parent Contracts (other than the Parent Marketing Contracts) has been made available to the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Contract is legal, valid, binding and enforceable in accordance with its terms on Parent and each of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is in breach or default under any Parent Contract nor, to the knowledge of Parent, is any other party to any such Parent Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or its Subsidiaries, or, to the knowledge of Parent, any other party thereto. There are no disputes pending or, to the knowledge of Parent, threatened with respect to any Parent Contract and neither Parent nor any of its Subsidiaries has received any written notice of the intention of any other party to any Parent Contract to terminate for default, convenience or otherwise any Parent Contract, nor to the knowledge of Parent, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.20 Insurance.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the material insurance policies held by Parent or any of its Subsidiaries (collectively, the “Material Parent Insurance Policies”) is in full force and effect on the date of this Agreement. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all premiums payable under the Material Parent Insurance Policies prior to the date of this Agreement have been duly paid to date and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Parent Insurance Policies. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Parent Insurance Policy.

Section 5.21 Derivative Transactions and Hedging.

(a) All Derivative Transactions of Parent and its Subsidiaries in effect as of the date hereof were, and any Derivative Transactions entered into after the date of this Agreement will be, entered into in all material respects in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries. Parent and its Subsidiaries have duly performed in all material respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, there are no material breaches, violations, collateral deficiencies, requests for collateral or demands for payment (except for ordinary course margin deposit requests), or defaults or allegations or assertions of such by any party thereunder.

(b) The Parent Reporting Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of Parent and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of Parent attributable to the production and marketing of Parent or its Subsidiaries, as of the dates reflected therein.

Section 5.22 Customers and Suppliers.  No material customer or supplier of Parent or any of its Subsidiaries has canceled or otherwise terminated, or has threatened in writing or, to Parent’s knowledge, orally threatened to cancel or otherwise terminate, its relationship with Parent or any of its Subsidiaries. As of the date of this Agreement, there are no material disputes with a material customer or supplier of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries has any direct or indirect ownership interest that is material to Parent and its Subsidiaries taken as a whole in any customer or supplier of Parent or any of its Subsidiaries.

Section 5.23 Opinion of Financial Advisors. The Parent Board has received the opinion of CIBC World Markets Inc. (the “Parent FA”) addressed to the Parent Board to the effect that, as of the date of such opinion, and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Parent FA as set forth therein, the Merger Consideration to be paid by the Parent is fair, from a financial point of view, to Parent.

Section 5.24 Brokers.  Except for the fees and expenses payable to the Parent FA and RBC Dominion Securities Inc., no broker, investment banker, financial advisor, or other Person is entitled to any broker’s, finder’s or other similar fee or commission or any premium, bonus or success fee in connection with the Transactions based upon arrangements made by or on behalf of or otherwise obligating Parent.

Section 5.25 Related Party Transactions.  Except as set forth on Schedule 5.25 of the Parent Disclosure Letter, as of the date of this Agreement, neither Parent nor any of its Subsidiaries is party to any transaction or arrangement (i) under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing Persons described in clause (a) or (b) (but only, with respect to the Persons in clause (b), to the knowledge of Parent), in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act, or (ii) that would be considered a “related party transaction” pursuant to Canadian Securities Laws (each of the foregoing, a “Parent Related Party Transaction”).

Section 5.26 Regulatory Matters.

(a) Neither the Parent nor any Subsidiary of Parent is (i) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 or (ii) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005.

(b) Neither Parent nor any of Parent’s Subsidiaries owns, holds, or operates any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid or other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (i) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938, Natural Gas Policy Act of 1978, or the Interstate Commerce Act, in each case as amended, or (ii) rate regulation or comprehensive nondiscriminatory access regulation by any other federal agency or under the Laws of any state or other local jurisdiction.

Section 5.27 Takeover Laws.  The approval of the Parent Board of this Agreement and the Transactions represents all the action necessary to render inapplicable to this Agreement and the Transactions the restrictions of any Takeover Law or any anti-takeover provision in Parent’s Organizational Documents that is applicable to Parent, the Parent Common Shares, this Agreement or the Transactions.

Section 5.28 Tax Treatment.  As of the date hereof, neither Parent nor any of its Subsidiaries is aware of the existence of any fact that Parent reasonably expects would prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment.

Section 5.29 Financing.  As of the date hereof, Parent has delivered to Company a true and complete fully executed copy of the Debt Commitment Papers (together with all exhibits, schedules and annexes thereto). The aggregate proceeds contemplated by the Financing pursuant to the Debt Commitment Papers will be, if funded in accordance with the terms and conditions of the Debt Commitment Papers (both before and after giving effect to any “market flex” provisions contained in the Fee Letter), sufficient, when taken together with available cash, lines of credit or other sources of immediately available funds, for Parent to consummate the Transactions, including the payment of the Cash Consideration and any fees and expenses of or payable by Parent under this Agreement and the Debt Commitment Papers that are due and payable on the Closing Date (collectively, the “Required Amount”). As of the date hereof, the Debt Commitment Papers have been accepted by Parent, are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to Parent’s knowledge, each other party thereto, enforceable against each party thereto in accordance with its terms, except insofar as such enforceability may be limited by the Creditors’ Rights. Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement pursuant to the Debt Commitment Papers or otherwise in connection with the Financing. As of the date hereof, no event has occurred, and there is no condition or circumstance existing, which, with or without notice, lapse of time or both, could constitute or could reasonably be expected to constitute a breach or default on the part of Parent or, to Parent’s knowledge, any other party thereto under the Debt Commitment Papers. There are no conditions precedent related to the funding of the full amount of the Financing on the terms set forth in the Debt Commitment Papers other than as expressly set forth in the Debt Commitment Papers. No counterparty to the Debt Commitment Papers has any right to impose, and Parent does not have an obligation to accept, any condition precedent to such funding other than as expressly set forth in the Debt Commitment Papers, or any reduction to the aggregate amount available under the Debt Commitment Papers at Closing (nor any term or condition that would have the effect of reducing the aggregate amount available under the Debt Commitment Papers at Closing) to an amount that would be insufficient for Parent to consummate the Transactions, including payment of the Required Amount. Assuming (a) the accuracy of Company’s representations and warranties in Article IV of this Agreement and (b) the performance by Company of its obligations in Article VI of this Agreement, as of the date hereof, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the full amount of the Financing needed to pay the Required Amount will not be available to Parent on or prior to the Closing Date. As of the date hereof, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a failure to satisfy a condition precedent on the part of Parent under the terms and conditions of the Debt Commitment Papers. None of the Debt Commitment Papers have been modified or amended as of the date hereof (provided that the existence or exercise of “market flex” provisions contained in the Fee Letter shall be deemed not to constitute a modification or amendment of the Debt Commitment Papers) and, as of the date hereof, none of the commitments under the Debt Commitment Papers have been withdrawn or rescinded in any respect. As of the date hereof, there are no other agreements, side letters or arrangements to which Parent or any of its Affiliates is a party relating to the Financing that could adversely affect the availability of the Financing that have not been disclosed to the Company. Parent acknowledges and agrees that it is not a condition to the Closing or to any of its obligations under this Agreement that Parent obtains financing (including the Financing or any alternative financing) for, or related to, any of the transactions contemplated by this Agreement.

Section 5.30 Anti-Corruption.  Parent, its Subsidiaries, and each of their respective directors, officers, employees, and, to the knowledge (as defined in the FCPA) of Parent or its Subsidiaries, any of their respective agents, consultants, independent contractors, representatives, or any other Person acting on behalf of the foregoing, have not engaged in any action or omission, directly or indirectly, for or on behalf of Parent or its Subsidiaries that would result in a violation of U.S. domestic or foreign bribery and anti-corruption laws, including the FCPA or any other Anti-Corruption Laws. No proceeding or investigation by or before any Governmental Entity involving Parent or its Subsidiaries or any of their respective directors, officers, employees, agents, distributors, or representatives relating to the Anti-Corruption Laws is pending or, to the knowledge of Parent or its Subsidiaries, threatened. Neither Parent nor its Subsidiaries nor any of their respective directors, officers, employees, agents, distributors, or representatives have knowingly falsified any entry in any book, record, or account of Parent or any of its Subsidiaries, and all such entries fairly and accurately reflect the relevant transactions and dispositions of Parent’s or its Subsidiaries’ assets in reasonable detail.

Section 5.31 Export Controls and Economic Sanctions.  None of Parent, nor any of its Subsidiaries, nor any of their respective directors, officers, or employees, nor to the knowledge of Parent or its Subsidiaries, any other Person working on behalf of any of the foregoing (i) has directly or indirectly during the past five (5) years violated any Export Control and Economic Sanctions Laws; (ii) is targeted, blocked, or otherwise subject to sanctions prohibitions or restrictions under any applicable Export Control and Economic Sanctions Laws (including but not limited to being, or being owned 50% or more in the aggregate by one or more Specially Designated Nationals or other sanctions targets); (iii) is located, organized, or resident in any country or territory subject to comprehensive embargo under applicable Export Control and Sanctions Laws (currently, Cuba, Iran, North Korea, Syria, and certain regions of Ukraine); or (iv) has during the past five (5) years been the subject or target of any investigation or disclosure relating to applicable Export Control and Economic Sanctions Laws.

Section 5.32 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.32 shall limit the Company’s remedies with respect to claims of Fraud arising from or relating to the express representations and warranties made by any of the Parent Parties in this Article V.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, or any of its Representatives and that Parent, and, as of the Closing, Merger Sub, has relied on any such other representation or warranty not set forth in this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Company Merger or the other Transactions) and that Parent, and, as of the Closing, Merger Sub, has relied on any such other representation or warranty not set forth in this Agreement.

ARTICLE VI
COVENANTS AND AGREEMENTS

Section 6.1 Conduct of the Company Business Pending the Company Merger.

(a) Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets and preserve its existing relationships with Governmental Entities and its significant customers, suppliers and others having significant business dealings with it; provided, however, that (i) this Section 6.1(a) shall not prohibit Emergency Operations and (ii) no action or inaction by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.1(b).

(b) Except (i) as set forth on Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly required by or expressly permitted by this Agreement (including the Pre-Closing Restructuring Transactions) or the Company Support Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, the Company shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, set aside or pay any dividends, (whether in cash, stock or property or any combination thereof) on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (1) dividends and distributions by a wholly owned Subsidiary of Opco to Opco or another wholly owned Subsidiary of Opco, by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or by Opco to the Company or a wholly owned Subsidiary of the Company, or (2) quarterly cash dividends of the Company and Opco as set forth on Schedule 6.1(b)(i) of the Company Disclosure Letter, (B) split, combine or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, other than in the case of clause (C), in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Company Equity Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (A) the issuance of Company Class A Common Stock upon the vesting or lapse of any restrictions on any awards granted under the Company Equity Plan and outstanding on the date hereof, (B) as expressly contemplated by Section 6.1(b)(ix), and (C) issuances by a wholly owned Subsidiary of Opco of such Subsidiary’s capital stock or other equity interests to Opco or any other wholly owned Subsidiary of Opco;

(iii) amend or propose to amend (A) the Company’s Organizational Documents or (B) the Organizational Documents of any of the Company’s Subsidiaries (other than, in each case, ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) (y) acquisitions or investments in the Company’s geographic area of operation as of the date of this Agreement for which the consideration is less than $10,000,000 in the aggregate and (z) acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v) sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $5,000,000 in the aggregate (including non-operating working interests so long as they are not operated by Parent or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include cash consideration of up to 1,000 net acres in the aggregate for all such swap transactions;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, other than in connection with the Pre-Closing Restructuring Transactions;

(vii) change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP, COPAS or applicable Law;

(viii) except to the extent undertaken in the ordinary course of business consistent with past practice: (A) make, change or revoke any Tax election (but excluding any election that must be made periodically and is made consistent with past practice), (B) change an annual Tax accounting period, (C) change any Tax accounting method, (D) file any amended Tax Return, (E) enter into any closing agreement with respect to Taxes, (F) settle or compromise any Proceeding regarding any Taxes, (G) surrender any right to claim a Tax refund or (H) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes (other than extensions of time to file Tax Returns), in each case, solely to the extent such action would reasonably be expected to have a material and adverse impact on Parent and its Subsidiaries following the Closing;

(ix) except as required by applicable Law or an existing Company Benefit Plan as in effect on the date hereof, (A) grant or commit to grant any new entitlement to or increases in the existing compensation, bonus, severance, termination pay or other benefits payable or that may become payable to any of its current or former directors, officers or employees, other than (x) any increase in base salary for employees below the level of vice president, provided that such increases shall not exceed an aggregate amount equal to 5% of the aggregate 2022 base salary levels of the employees receiving such increases or (y) any new entitlement provided to a newly hired employee as permitted hereunder (and so long as such newly hired employee’s compensation and other terms and conditions of employment are substantially comparable to those of the employee that he or she is replacing), (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, (C) grant or commit to grant any equity based awards, (D) pay or commit to pay any bonuses or other incentive compensation, other than the payment of annual or other short-term cash bonuses for completed performance periods (I) in accordance with the applicable Company Benefit Plan as in effect on the date hereof or (II) otherwise in the ordinary course of business consistent with past practice, (E) establish, enter into or adopt any Company Benefit Plan which was not in existence as of the date of this Agreement (or any arrangement that would be a Company Benefit Plan if it had been in existence as of the date of this Agreement), or amend or terminate any Company Benefit Plan, in each case, except for (i) changes to the contractual terms of health and welfare plans made in the ordinary course of business that do not materially increase the cost to the Company and its Subsidiaries or (ii) entry into offer letters with newly hired employees on a form that has previously been provided by the Company to Parent or a form that is substantially similar thereto (and does not provide for any Excluded Benefits), (F) loan or advance any money or other property to any current or former directors, officers, employees or independent contractors, (G) grant to any current or former directors, officers, employees or independent contractors any right to a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties, (H) hire, engage, terminate (other than for cause), furlough, or temporarily lay off any employee with an annualized base salary in excess of $200,000 (except for a hire of an employee as is reasonably necessary to replace any employee, so long as the new employee’s compensation and other terms and conditions of employment are substantially comparable to those of the employee being replaced); or (I) other than in the ordinary course of business consistent with past practice, enter into any Contract with an individual independent contractor that is not terminable at-will without prior notice or penalty to the Company or its Subsidiaries or materially modify or amend any Contract with an independent contractor in effect as of the date hereof;

(x) enter into any Labor Agreement or recognize any labor union, works council, or other labor organization as the bargaining representative of any employees;

(xi) (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (1) under the Company Credit Facility in the ordinary course of business consistent with past practice or (2) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1), so long as borrowings under the Company Credit Facility do not exceed the amounts set forth on Schedule 6.1(b)(xi) of the Company Disclosure Letter;

(xii) other than in the ordinary course of business consistent with past practice and other than extensions of 12 months or less of any Company Marketing Contracts on terms substantially similar to those in effect with respect to such Contract on the date of this Agreement, (A) enter into any Contract that would be a Company Contract if it were in effect on the date of this Agreement (other than Company Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v)), or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (other than Company Contracts entered into in connection with transactions permitted by Section 6.1(b)(iv) or Section 6.1(b)(v));

(xiii) waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.1(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except solely for monetary payments of no more than $2,000,000 individually or $8,000,000 in the aggregate on a basis that would not (A) prevent or materially delay consummation of the Company Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xiv) make or commit to make any capital expenditures that are in the aggregate greater than one hundred and ten percent (110%) of any amount expressly provided for in the capital budget included on Schedule 6.1(b)(xiv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure promptly);

(xv) fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Company and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice;

(xvi) elect not to participate with respect to any proposed operation regarding any of the Oil and Gas Properties that involves capital expenditures (net to the interest of the Company and its Subsidiaries) in excess of $250,000;

(xvii) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions; or

(xviii) agree or commit to take any action that is prohibited by this Section 6.1(b).

Section 6.2 Conduct of Parent Business Pending the Company Merger.

(a) Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets and preserve its existing relationships with Governmental Entities and its significant customers, suppliers and others having significant business dealings with it; provided, however, that (i) this Section 6.2(a) shall not prohibit Emergency Operations and (ii) no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).

(b) Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly required by or expressly permitted by this Agreement or the Company Support Agreement, (iii) in relation to the acquisition and integration of the Company and its Subsidiaries into the Parent group, (iv) as may be required by applicable Law, or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:

(i) (A) declare, set aside or pay any dividends (whether in cash, shares or property or any combination thereof) on, or make any other distribution in respect of any outstanding shares in the capital of, or other equity interests in, Parent or its Subsidiaries, except for dividends and distributions by a wholly owned Subsidiary of Parent to Parent or another Subsidiary of Parent, (B) split, combine or reclassify any shares in the capital of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries, except in connection with an internal reorganization of Parent or any of its Subsidiaries, or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent or any Subsidiary of Parent, other than in the case of clause (C), in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Equity Plan and applicable award agreements;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any shares in the capital of, or other equity interests in, Parent or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such shares or equity interests, other than (A) the issuance of Parent Common Shares upon the vesting or lapse of any restrictions on any awards granted under the Parent Equity Plan and outstanding on the date hereof, (B) the grant of Parent Restricted Share Awards or Parent Performance Share Awards, in each case, under the Parent Equity Plan in the ordinary course of business consistent with past practice, and (C) issuances by a wholly owned Subsidiary of Parent of such Subsidiary’s shares or other equity interests to Parent or any other wholly owned Subsidiary of Parent;

(iii) amend or propose to amend (A) Parent’s Organizational Documents or (B) the Organizational Documents of any of Parent’s Subsidiaries (other than, in each case, ministerial changes);

(iv) (A) merge, consolidate, combine or amalgamate with any Person or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner) any assets, properties, operations or businesses or any corporation, partnership, association or other business organization or division thereof, other than in the case of clause (B) acquisitions or investments for which the consideration is less than $50,000,000 in the aggregate and acquisitions of inventory, equipment, materials, consumables or other similar assets in the ordinary course of business;

(v) sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances) or otherwise dispose of, any portion of its assets or properties, other than (A) sales or dispositions for which the consideration is less than $100,000,000 in the aggregate (including non-operating working interests so long as they are not operated by the Company or any of its Subsidiaries), (B) sales, swaps, exchanges, transfers or dispositions among Parent and its wholly owned Subsidiaries or among wholly owned Subsidiaries of Parent, (C) sales or dispositions of obsolete or worthless equipment, inventory, materials or consumables, in the ordinary course of business consistent with past practice, (D) the sale of Hydrocarbons in the ordinary course of business consistent with past practice or (E) swaps of assets or property, which may include consideration of up to 10,000 net acres in the aggregate for all such swap transactions;

(vi) authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;

(vii) change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Parent and its Subsidiaries, except a change to U.S. reporting standards or as required by IFRS or applicable Law;

(viii) except to the extent undertaken in the ordinary course of business consistent with past practice: (A) make, change or revoke any Tax election (but excluding any election that must be made periodically and is made consistent with past practice), (B) change an annual Tax accounting period, (C) change any Tax accounting method, (D) file any amended Tax Return, (E) enter into any closing agreement with respect to Taxes, (F) settle or compromise any Proceeding regarding any Taxes, (G) surrender any right to claim a Tax refund or (H) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any Taxes (other than extensions of time to file Tax Returns), in each case, solely to the extent such action would reasonably be expected to have a material and adverse impact on Parent and its Subsidiaries following the Closing;

(ix) (A) incur, create, assume, waive or release any Indebtedness or guarantee any such Indebtedness of another Person or (B) incur, create, assume, waive or release any Encumbrances on any property or assets of Parent or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing shall not restrict (y) the incurrence of Indebtedness (1) under the Parent Credit Facilities, so long as such borrowings under the Parent Credit Facilities are incurred in the ordinary course of business consistent with past practice or (2) in connection with the Financing (which for the avoidance of doubt shall include the incurrence of indebtedness in connection with the issuance of any senior notes or securities in lieu of any portion thereof) or (z) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clause (1) and clause (2);

(x) waive, release, assign, settle, or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceedings (excluding any Proceeding in respect of Taxes (which shall be governed by Section 6.2(b)(viii)) or any Transaction Litigation (which shall be governed by Section 6.11)) except for consideration of no more than $5,000,000 individually or $25,000,000 in the aggregate, using fair market value for any non-cash consideration, on a basis that would not (A) prevent or materially delay consummation of the Company Merger or the Transactions, and (B) result in the imposition of any term or condition that would restrict the future activity or conduct of Parent or its Subsidiaries or a finding or admission of a violation of Law;

(xi) make or commit to make any capital expenditures that are in the aggregate greater than CAD $650,000,000 in the calendar year ended December 31, 2023, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Parent and its Subsidiaries (provided that Parent shall notify the Company of any such emergency expenditure promptly);

(xii) fail to use its reasonable best efforts to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Parent and its Subsidiaries at a level at least comparable to current levels (or current market terms) or otherwise in a manner inconsistent with past practice;

(xiii) take any action that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of any of the Transactions; or

(xiv) agree or commit to take any action that is prohibited by this Section 6.2(b).

Section 6.3 No Solicitation by the Company.

(a) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, the Company and its officers and directors will, will cause the Company’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Competing Proposal. The Company will immediately terminate any physical and electronic data access related to any potential Company Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iii) furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal;

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal (other than a confidentiality agreement as provided in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)); or

(v) submit any Company Competing Proposal to the vote of the shareholders of the Company; provided, that notwithstanding anything to the contrary in this Agreement, the Company or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Company Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.3 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, the Company shall promptly (and in any event within 48 hours) notify Parent of the receipt by the Company (directly or indirectly) of any Company Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to a Company Competing Proposal (including the identity of such Person), and the Company shall provide to Parent promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal made in writing provided to the Company or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Company Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, the Company shall (A) keep Parent reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise Parent of the status of any such discussions or negotiations and (B) provide to Parent as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to the Company or its Representatives from any Person with respect to a Company Competing Proposal.

(d) Except as permitted by Section 6.3(e), the Company Board, or any committee thereof, and its officers and directors will not, and will cause the Company’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of the Company and its Subsidiaries not to, directly or indirectly:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Parent Parties, the Company Board Recommendation;

(ii) fail to include the Company Board Recommendation in the Company Proxy Statement;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Company Competing Proposal;

(iv) publicly declare advisable or publicly propose to enter into, any confidentiality agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.3(e)(ii) entered into in compliance with Section 6.3(e)(ii)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);

(v) in the case of a Company Competing Proposal that is structured as a tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Company Common Stock (other than by Parent or any of its Subsidiaries), fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against acceptance of such tender offer or exchange offer by its shareholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after commencement of such tender offer or exchange offer if commenced on or after the third Business Day prior to the date of the Company Stockholders Meeting) or (B) ten (10) business days (as such term is used in Rule 14d-9 of the Exchange Act) after commencement of such tender offer or exchange offer;

(vi) if a Company Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Company Board Recommendation on or prior to the earlier of (A) five (5) Business Days after Parent so requests in writing or (B) three (3) Business Days prior to the date of the Company Stockholders Meeting (or promptly after announcement or disclosure of such Company Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Company Stockholders Meeting); or

(vii) cause or permit the Company to enter into a Company Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Company Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Company Board may after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Company Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c)(i);

(ii) prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the receipt of Company Stockholder Approval, the Company and its Representatives may engage in the activities prohibited by Section 6.3(b)(ii) or Section 6.3(b)(iii) with any Person if the Company receives a bona fide written Company Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.3(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement, as determined by the Company Board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from providing any information to Parent in accordance with this Section 6.3 or that otherwise prohibits the Company from complying with the provisions of this Section 6.3), (B) any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours after) the time such information is made available to such Person, (C) prior to taking any such actions, the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Company Competing Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and (D) prior to taking such actions, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law;

(iii) prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the receipt of Company Stockholder Approval, in response to a bona fide written Company Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.3, if the Company Board so chooses, the Company Board may effect a Company Change of Recommendation if:

(A) the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof five (5) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and include a copy of the available proposed Company Competing Proposal and any applicable transaction and financing documents;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the five (5) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith (1) after consultation with the Company’s financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and (2) after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law; provided, that in the event of any material amendment or material modification to any Company Superior Proposal (it being understood that any amendment or modification to the economic terms of any such Company Superior Proposal shall be deemed material), the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iii) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iii) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original five (5) Business Day notice period; and

(iv) prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the receipt of Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by the Company, the Company may, if the Company Board so chooses, effect a Company Change of Recommendation if:

(A) the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that a Company Intervening Event has occurred;

(B) the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law;

(C) the Company provides Parent written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Company Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Company Intervening Event;

(D) after giving such notice and prior to effecting such Company Change of Recommendation, the Company will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with Parent (to the extent Parent wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments or revisions to the terms of this Agreement proposed by Parent in writing and any other information offered by Parent in response to the notice, and determines in good faith after consultation with the Company’s outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties owed by the Company Board to the shareholders of the Company under applicable Law; provided, that in the event of any material changes regarding any Company Intervening Event, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.3(e)(iv) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.3(e)(iv) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, the Company shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.3, prior to, but not after, the earlier of (1) the time the Company Support Agreement is executed and delivered in accordance with Section 6.5(a) (provided, however, that if Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC then from and after the 61st day following the initial filing of the Registration Statement, the Support Agreement shall be deemed not to have been delivered for purposes of this clause (1)), and (2) the time the Company Stockholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Company Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Company Competing Proposal, on a confidential basis, to the Company Board and communicate such waiver to the applicable third party; provided, however, that the Company shall advise Parent at least two (2) Business Days prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken by or at the direction of a director or officer of the Company or any of its Subsidiaries in violation of this Section 6.3 shall be deemed to be a breach of this Section 6.3 by the Company.

Section 6.4 No Solicitation by Parent.

(a) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Parent and its officers and directors will, will cause Parent’s Subsidiaries and their respective officers and directors to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries to, immediately cease, and cause to be terminated, any discussions or negotiations with any Person conducted heretofore by Parent or any of its Subsidiaries or Representatives with respect to any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Competing Proposal. Parent will immediately terminate any physical and electronic data access related to any potential Parent Competing Proposal previously granted to such Persons.

(b) From and after the date of this Agreement and until the earlier of the Company Merger Effective Time and termination of this Agreement pursuant to Article VIII, Parent and its officers and directors will not, will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Competing Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iii) furnish any information regarding Parent or its Subsidiaries, or access to the properties, assets or employees of Parent or its Subsidiaries, to any Person in connection with or in response to any Parent Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Parent Competing Proposal;

(iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Parent Competing Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii); or

(v) submit any Parent Competing Proposal to the vote of the shareholders of Parent; provided, that notwithstanding anything to the contrary in this Agreement, Parent or any of its Representatives may, (A) in response to an unsolicited inquiry or proposal from a third party, seek to clarify the terms and conditions of such inquiry or proposal to determine whether such inquiry or proposal constitutes a Parent Superior Proposal and (B) in response to an unsolicited inquiry or proposal from a third party, inform a third party or its Representative of the restrictions imposed by the provisions of this Section 6.4 (without conveying, requesting or attempting to gather any other information except as otherwise specifically permitted hereunder).

(c) From and after the date of this Agreement, Parent shall promptly (and in any event within 48 hours) notify the Company of the receipt by Parent (directly or indirectly) of any Parent Competing Proposal or any expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made on or after the date of this Agreement, any request for information or data relating to Parent or any of its Subsidiaries made by any Person in connection with a Parent Competing Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Competing Proposal (including the identity of such Person), and Parent shall provide to the Company promptly (and in any event within 48 hours) (i) an unredacted copy of any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal made in writing provided to Parent or any of its Subsidiaries or (ii) if any such expression of interest, inquiry, proposal or offer with respect to a Parent Competing Proposal is not (or any portion thereof is not) made in writing, a written summary of the material financial and other terms thereof. Thereafter, Parent shall (A) keep the Company reasonably informed, on a prompt basis (and in any event within 48 hours), of any material development regarding the status or terms of any such expressions of interest, proposals or offers (including any amendments thereto) or material requests and shall promptly (and in any event within 48 hours) apprise the Company of the status of any such discussions or negotiations and (B) provide to the Company as soon as practicable after receipt or delivery thereof (and in any event within 48 hours) copies of all material written correspondence and other material written materials provided to Parent or its Representatives from any Person with respect to a Parent Competing Proposal.

(d) Except as permitted by Section 6.4(e), the Parent Board, or any committee thereof, and its officers and directors will not, and will cause Parent’s Subsidiaries and their respective officers and directors not to, and will use their reasonable best efforts to cause the other Representatives of Parent and its Subsidiaries not to, directly or indirectly:

(i) withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to the Company, the Parent Board Recommendation;

(ii) fail to include the Parent Board Recommendation in the Parent Circular;

(iii) approve, endorse or recommend, or publicly propose or announce any intention to approve, endorse or recommend, any Parent Competing Proposal that does not constitute a Parent Superior Proposal approved in accordance with Section 6.4(e);

(iv) publicly declare advisable or publicly propose to enter into, any confidentiality agreement, letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a confidentiality agreement referred to in Section 6.4(e)(ii) entered into in compliance with Section 6.4(e)(ii) relating to a Parent Competing Proposal that does not constitute a Parent Superior Proposal approved in accordance with Section 6.4(e) (a “Parent Alternative Acquisition Agreement”);

(v) in the case of a Parent Competing Proposal that is structured as a take-over bid under National Instrument 62 – 104 — Take-Over Bids and Issuer Bids of the Canadian Securities Regulators for outstanding Parent Common Shares (other than by the Company or any of its Subsidiaries), fail to recommend, in a directors’ circular or other disclosure document, against acceptance of such take-over bid by its shareholders on or prior to the earlier of (A) three (3) Business Days prior to the date of the Parent Shareholder Meeting (or promptly after commencement of such take-over bid if commenced on or after the third Business Day prior to the date of the Parent Shareholder Meeting) or (B) fifteen (15) calendar days after such take-over bid;

(vi) if a Parent Competing Proposal shall have been publicly announced or disclosed (other than pursuant to the foregoing clause (v)), fail to publicly reaffirm the Parent Board Recommendation on or prior to the earlier of (A) five (5) Business Days after the Company so requests in writing or (B) three (3) Business Days prior to the date of the Parent Shareholder Meeting (or promptly after announcement or disclosure of such Parent Competing Proposal if announced or disclosed on or after the third Business Day prior to the date of the Parent Shareholder Meeting); or

(vii) cause or permit Parent to enter into a Parent Alternative Acquisition Agreement (together with any of the actions set forth in the foregoing clauses (i), (ii), (iii), (iv), (v), and (vi), a “Parent Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary:

(i) the Parent Board may after consultation with its outside legal counsel, make such disclosures as the Parent Board determines in good faith are necessary to comply with (i) Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or other disclosure required to be made in the Parent Circular by applicable U.S. federal securities Laws or (ii) National Instrument 62 – 104 — Take-Over Bids and Issuer Bids of the Canadian Securities Regulators, the ABCA and applicable Canadian Securities Laws, including with respect to a Parent Competing Proposal that does not constitute a Parent Superior Proposal as a result of clause (iii) of the definition of such term; provided, however, that if such disclosure has the effect of withdrawing or adversely modifying the Parent Board Recommendation, such disclosure shall be deemed to be a Parent Change of Recommendation and the Company shall have the right to terminate this Agreement as set forth in Section 8.1(d); provided that a communication by the Parent Board with respect to a Parent Competing Proposal that does not constitute a Parent Superior Proposal as a result of clause (iii) of the definition of such term shall not constitute a withdrawal or adverse modification of the Parent Board Recommendation if such communication is limited to a description of such Parent Competing Proposal, its terms and conditions and other related information the Parent Board, after consultation with its outside legal counsel, determines in good faith is necessary to comply with its fiduciary duties under applicable law and concurrently therewith, the Parent Board publicly reaffirms the Parent Board Recommendation;

(ii) Parent and its Representatives may engage in the activities prohibited by Section 6.4(b)(ii) or Section 6.4(b)(iii) with any Person if Parent receives a bona fide written Parent Competing Proposal from such Person that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4; provided, however, that (A) no information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of non-public information furnished to such Person by or on behalf of Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement, as determined by the Parent Board in good faith after consultation with its legal counsel (provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from providing any information to Parent in accordance with this Section 6.4 or that otherwise prohibits Parent from complying with the provisions of this Section 6.4), (B) any such non-public information has previously been made available to, or is made available to, Parent prior to or concurrently with (or in the case of oral non-public information only, promptly (and in any event within 48 hours) after) the time such information is made available to such Person, (C) prior to taking any such actions, the Parent Board determines in good faith, after consultation with Parent’s financial advisors and outside legal counsel, that such Parent Competing Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and (D) prior to taking such actions, the Parent Board determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the fiduciary duties of the Parent Board under applicable Law;

(iii) in response to a bona fide written Parent Competing Proposal from a third party that was not solicited at any time following the execution of this Agreement in breach of the obligations set forth in this Section 6.4, if the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that such Parent Competing Proposal is a Parent Superior Proposal, then Parent may, upon written notice of such proposed action and the basis thereof five (5) Business Days in advance to the Company, enter into a definitive agreement with respect to a Parent Superior Proposal; and

(iv) prior to, but not after, the receipt of the Parent Shareholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement and that did not arise from or in connection with a breach of this Agreement by Parent, Parent may, if the Parent Board so chooses, effect a Parent Change of Recommendation (only of the type contemplated by Section 6.4(d)(i) or Section 6.4(d)(ii)) if:

(A) the Parent Board determines in good faith after consultation with Parent’s financial advisors and outside legal counsel that a Parent Intervening Event has occurred;

(B) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties of the Parent Board under applicable Law;

(C) Parent provides the Company written notice of such proposed action and the basis thereof four (4) Business Days in advance, which notice shall set forth in writing that the Parent Board intends to consider whether to take such action and includes a reasonably detailed description of the facts and circumstances of the Parent Intervening Event;

(D) after giving such notice and prior to effecting such Parent Change of Recommendation, Parent will make itself available to negotiate (and cause its officers, employees, financial advisor and outside legal counsel to be available to negotiate) with the Company (to the extent the Company wishes to negotiate) to make such adjustments or revisions to the terms of this Agreement as would permit the Parent Board not to effect a Parent Change of Recommendation in response thereto; and

(E) at the end of the four (4) Business Day period, prior to taking action to effect a Parent Change of Recommendation, the Parent Board takes into account any adjustments or revisions to the terms of this Agreement proposed by the Company in writing and any other information offered by the Company in response to the notice, and determines in good faith after consultation with Parent’s outside legal counsel, that the failure to effect a Parent Change of Recommendation in response to such Parent Intervening Event would be inconsistent with the fiduciary duties of the Parent Board under applicable Law; provided, that in the event of any material changes regarding any Parent Intervening Event, Parent shall be required to deliver a new written notice to the Company and to comply with the requirements of this Section 6.4(e) with respect to such new written notice, except that the advance written notice obligation set forth in this Section 6.4(e) shall be reduced to two (2) Business Days; provided, further, that any such new written notice shall in no event shorten the original four (4) Business Day notice period.

(f) During the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, Parent shall not (and it shall cause its Subsidiaries not to) terminate, amend, modify or waive any provision of any confidentiality, “standstill” or similar agreement to which it or any of its Subsidiaries is a party; provided, that, notwithstanding any other provision in this Section 6.4, prior to, but not after, the time the Parent Shareholder Approval is obtained, if, in response to an unsolicited request from a third party to waive any “standstill” or similar provision, the Parent Board may waive any such “standstill” or similar provision solely to the extent necessary to permit a third party to make a Parent Competing Proposal, on a confidential basis, to the Parent Board and communicate such waiver to the applicable third party; provided, however, that Parent shall advise the Company at least two (2) Business Days prior to taking such action.

(g) Notwithstanding anything to the contrary in this Section 6.4, any action, or failure to take action, that is taken by or at the direction of a director or officer of Parent or any of its Subsidiaries in violation of this Section 6.4 shall be deemed to be a breach of this Section 6.4 by Parent.

Section 6.5 Company Support Agreement; Preparation of Registration Statement, Company Proxy Statement and Parent Circular.

(a) The Company will use its reasonable best efforts to cause the Company Class B Holders to execute and deliver to Parent the Company Support Agreement not later than the Support Agreement Deadline. If the Company Support Agreement is not executed and delivered in accordance with this Section 6.5(a) by the Support Agreement Deadline (a “Company Support Agreement Failure”), Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c)(ii).

(b) Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including Merger Sub following its formation) and its shareholders, as the Company may reasonably request for the purpose of including such data and information in the Company Proxy Statement and any amendments or supplements thereto. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Registration Statement, the Parent Circular and any amendments or supplements thereto.

(c) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC, the Canadian Securities Regulators and the TSX, as applicable, as promptly as practicable following the execution of this Agreement, a mutually acceptable (A) Company Proxy Statement relating to matters to be submitted to the holders of the Company Common Stock at the Company Stockholders Meeting, (B) Parent Circular relating to matters to be submitted to holders of Parent Common Shares at the Parent Shareholder Meeting and (C) Registration Statement (of which the Company Proxy Statement will be a part). The Company shall use reasonable best efforts to cause the Registration Statement and the Company Proxy Statement to comply as to form and substance in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and the rules and regulations thereunder and to respond as promptly as practicable to any comments of the SEC or its staff. Parent shall use its reasonable best efforts to cause the Parent Circular to comply as to form and substance in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder and of applicable Canadian Securities Laws and to respond as promptly as practicable to any comments of the SEC, Canadian Securities Regulators or TSX or their staff. Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective under the Securities Act promptly after the filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Company Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC, Canadian Securities Regulators or TSX, as applicable, for amendment of the Company Proxy Statement, the Registration Statement or the Parent Circular or comments thereon and responses thereto or any request by the SEC, Canadian Securities Regulators or TSX, as applicable, for additional information, and Parent and the Company shall jointly prepare any response to such comments or requests, and shall provide each other with copies of all correspondence that is provided by or on behalf of it, on one hand, and by the SEC or the TSX, as applicable, on the other hand. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Company Proxy Statement as promptly as reasonably practicable after receipt thereof, and Parent shall use its reasonable best efforts to resolve any comments from the SEC or the TSX with respect to the Parent Circular or the Registration Statement, as applicable. Each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC, Canadian Securities Regulators or the TSX, as applicable. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or filing or mailing the Company Proxy Statement and the Parent Circular (or any amendment or supplement thereto) or responding to any comments of the SEC, the Canadian Securities Regulators or the TSX, as applicable, with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC, the Canadian Securities Regulators or the TSX prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.

(d) Parent and the Company shall make all necessary filings with respect to the Company Merger and the Transactions under the Securities Act, the Exchange Act, applicable Canadian Securities Laws, applicable blue sky laws and the rules and regulations thereunder and the rules and regulations of the NYSE, NASDAQ and TSX, as applicable. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop or cease-trade order, or the suspension of the qualification of the Parent Common Shares issuable in connection with the Company Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop or cease-trade order or suspension lifted, reversed or otherwise terminated.

(e) If at any time prior to the Company Merger Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement, the Company Proxy Statement or the Parent Circular, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the shareholders of Parent.

Section 6.6 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as practicable following the clearance of the Company Proxy Statement by the SEC and the Registration Statement being declared effective by the SEC. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Company Board shall recommend that the stockholders of the Company approve Agreement, including the related Plan of Merger, at the Company Stockholders Meeting and the Company Board shall solicit from stockholders of the Company proxies in favor of the approval of this Agreement, including the related Plan of Merger, and the Transactions, and the Company Proxy Statement shall include the Company Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Company Proxy Statement is provided to the Company’s stockholders or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto. Unless there has been a Company Change of Recommendation in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Company’s shareholders or any other Person to prevent the Company Stockholder Approval from being obtained. Once the Company has established a record date for the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Company Stockholders Meeting permitted hereunder.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval, to be held as promptly as practicable following the date hereof and in no event later than the 45th day following the date the Registration Statement is initially filed with the SEC. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4(e), the Parent Board shall recommend that the shareholders of Parent approve the Parent Share Issuance, mail the Parent Circular to the shareholders of Parent and such other persons as required by the ABCA and solicit from shareholders of Parent proxies in favor of the Parent Share Issuance, and the Parent Circular shall include the Parent Board Recommendation. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) may adjourn or postpone the Parent Shareholder Meeting (A) to allow Parent to provide the Parent’s shareholders with any supplement or amendment to the Parent Circular that is determined to be necessary by the Parent, acting reasonably, to comply with its fiduciary duties under the ABCA and/or to provide Parent’s shareholders with full, true and plain disclosure of all material facts relating to the Transactions and to ensure the Parent Circular does not contain a misrepresentation (as defined under the Securities Act (Alberta)), including to provide any material disclosure anticipated to be contained in the final Registration Statement and that was not disclosed in the Parent Circular or (B) if, as of the time for which the Parent Shareholder Meeting is scheduled, there are insufficient Parent Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Shareholder Meeting and (ii) may adjourn or postpone the Parent Shareholder Meeting if, as of the time for which the Parent Shareholder Meeting is scheduled, there are insufficient Parent Common Shares represented (either in person or by proxy) to obtain the Parent Shareholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Shareholder Meeting shall not be adjourned or postponed to a date that is more than fifteen (15) Business Days after the immediately preceding date for which the meeting was previously scheduled (it being understood that such Parent Shareholder Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Shareholder Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that the Parent Shareholder Meeting shall not be adjourned or postponed to a date on or after three (3) Business Days prior to the Outside Date. If requested by the Company, Parent shall promptly provide the Company with all voting tabulation reports relating to the Parent Shareholder Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep the Company reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Parent’s shareholders with respect thereto. Unless there has been a Parent Change of Recommendation in accordance with Section 6.4(e), the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of Parent’s shareholders or any other Person to prevent the Parent Shareholder Approval from being obtained. Once Parent has established a record date for the Parent Shareholder Meeting, Parent shall not change such record date or establish a different record date for the Parent Shareholder Meeting without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or its Organizational Documents or in connection with a postponement or adjournment of the Parent Shareholder Meeting permitted hereunder.

(c) The Parties shall cooperate and keep each other informed with respect to the determination of the date for the Company Stockholders Meeting and the Parent Shareholder Meeting and of the record date for each such meeting.

(d) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, each of the Company and Parent agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting and the Parent Shareholder Meeting, as applicable, pursuant to this Section 6.6 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, and its obligations pursuant to this Section 6.6 shall not be affected by the commencement, announcement, disclosure, or communication to the Company or Parent, as applicable, of any Company Competing Proposal or Parent Competing Proposal or other proposal (including, with respect to the Company, a Company Superior Proposal or with respect to Parent, a Parent Superior Proposal) or the occurrence or disclosure of any Company Intervening Event or Parent Intervening Event.

(e) Following the execution of this Agreement by Merger Sub, Parent shall cause the adoption of this Agreement by Parent or the applicable wholly owned Subsidiary of Parent, in its capacity as the sole owner of the equity interests of Merger Sub and in accordance with applicable Law and the Organizational Documents of Merger Sub, and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

Section 6.7 Access to Information.

(a) Subject to applicable Law and the other provisions of this Section 6.7, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers, shareholders and stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Company Proxy Statement, the Parent Circular, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. Each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Company Merger Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of such Party and its Subsidiaries and to their books, records, Contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the other Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, Contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of the other Party. Each Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:

(i) No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing Contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required Consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);

(ii) No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;

(iii) Each Party shall not be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such other Party’s sole discretion); and

(iv) No investigation or information provided pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by any Party and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.7 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.

(b) (i) The Confidentiality Agreement dated as of November 18, 2022 between Parent and the Company and (ii) the Confidentiality Agreement dated as of December 27, 2022 between Parent and the Company (together, the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any Party or its Representative pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement. From and after the date of this Agreement until the earlier of the Company Merger Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the electronic data room relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.

Section 6.8 Reasonable Best Efforts; HSR and Other Approvals.

(a) Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3 and Section 6.4), each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, promptly, the Company Merger and the other Transactions.

(b) In furtherance of the foregoing, Parent and the Company shall use their reasonable best efforts to (i) promptly prepare and file all forms, notifications, declarations, registrations, notices and other submissions required to be filed with any Governmental Entity or with the NYSE, NASDAQ or TSX prior to the consummation of the Transactions, (ii) obtain (and cooperate with each other in obtaining) any Consent, clearance, authorization, order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information and documentary material required or requested under the HSR Act or any other Antitrust Laws) required to be obtained or made by Parent, the Company or any of their respective Subsidiaries in connection with or that are necessary to consummate the Transactions and (iii) defend any Proceedings challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Entity vacated or reversed. Notwithstanding the foregoing or anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s authorization, approval, Consent or waiver to effectuate the Transactions (except, for greater certainty, with respect to any customary filing fees payable to the SEC, Canadian Securities Regulators, NYSE, NASDAQ or TSX in connection with the Transactions). In the event that any litigation, administrative or judicial action or other proceeding is commenced challenging the Transactions, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest and resist any such litigation, action or Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Additionally, Parent and the Company shall not enter into any agreement, transaction, or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, clearance, authorization, order or approval from any Governmental Entity necessary to be obtained prior to Closing. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the Parties shall use reasonable best efforts to effect such transfers.

(c) Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Transactions and work cooperatively in connection with obtaining all required Consents, clearances, authorizations, orders or approvals of, or any exemptions by, any Governmental Entity undertaken pursuant to the provisions of this Section 6.8. In that regard, each Party shall promptly consult with the other Party to this Agreement with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other Party (or its counsel) copies of), all filings, notices or other submissions made by such Party with any Governmental Entity or any other information supplied by such Party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each Party shall promptly inform the other Party, and if in writing, furnish the other Party with copies of (or, in the case of oral communications, advise the other Party orally of) any material communication from any Governmental Entity regarding the Transactions, and permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any proposed written or oral communication with any such Governmental Entity. If either Party or any Representative of such Party receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such Party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other Party, an appropriate response in substantial compliance with such request. Neither Parent nor the Company shall participate in any meeting or teleconference with any Governmental Entity where material issues would be reasonably expected to be discussed in connection with this Agreement and the Transactions unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. The materials provided pursuant to this Section 6.8 may be redacted (i) to remove references concerning the valuation of the Company, Parent, the Transaction or other confidential or competitively sensitive information, (ii) as necessary to comply with contractual requirements and (iii) as necessary to address reasonable privilege waiver risks.

(d) The Company and Parent shall file promptly (but in any event no later than ten (10) Business Days after the date of this Agreement) the notification and report forms required under the HSR Act. In the event that the Parties receive a request for information or documentary material pursuant to the HSR Act (a “Second Request”), the Parties will use their respective reasonable best efforts to respond to such Second Request promptly, and counsel for both Parties will closely cooperate during the entirety of any such Second Request review process; provided, however, the final determination as to the appropriate course of action shall be made by Parent after consulting with the Company in advance and in good faith taking the Company’s views into account.

(e) Notwithstanding anything to the contrary in this Agreement, the best efforts contemplated by this Section 6.7 shall not include: (i) selling, divesting, transferring, licensing or otherwise disposing of any assets or businesses of the Company or any of its Subsidiaries (or interests held by the Company or any of its Subsidiaries); (ii) agreeing to behavioral, conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the Company or any of its Subsidiaries (or interests held by the Company or any of its Subsidiaries); (iii) creating, terminating, modifying, transferring or taking any other action with respect to any relationships, agreements and contractual rights and obligations of the Company or any of its Subsidiaries; (iv) taking any other action that limits or affects the Company’s or its Subsidiaries’ freedom of action; and (v) agreeing to any other remedy, commitment or condition of any kind (and, in each case, entering into agreements or stipulating to the entry of an order or decree or filing appropriate applications with any Antitrust Authority in connection with any of the foregoing, with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that notwithstanding anything herein to the contrary, any such action, at the discretion of Parent, may be conditioned upon consummation of the Transactions; provided, further, however, that Parent shall not be required to take any action, or agree to any condition or limitation if such actions, conditions and limitations, in the aggregate, would or would reasonably be expected to have a Company Material Adverse Effect following the Closing) to ensure that no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Transactions, or to ensure that no Antitrust Authority with the authority to clear, authorize or otherwise approve the consummation of the Transactions, fails to do so by the Outside Date.

Section 6.9 Employee Matters.

(a) Parent agrees that for a period of 12 months following the Company Merger Effective Time (or, if an applicable employee’s employment earlier terminates, through such date of termination) (the “Continuation Period”), and subject to the last sentence of this Section 6.9(a), Parent shall, or shall cause the applicable Subsidiary of Parent to, provide each employee of the Company and its Subsidiaries who is an employee of the Company and its Subsidiaries immediately prior to the Closing and who continues in employment with Parent following the Closing (each, a “Continuing Employee”): (i) base salary or hourly wage rate, as applicable, and a target annual cash bonus opportunity, (ii) severance and termination benefits that are no less favorable than those applicable to such Continuing Employee (if applicable) immediately before the Company Merger Effective Time, and which severance and termination benefits are set forth in Schedule 6.9(a)(i) of the Company Disclosure Letter and (iii) employee benefits (excluding severance and termination benefits, defined benefit pension, post-employment health and welfare benefits, and change of control, retention or other one-off awards (collectively, “Excluded Benefits”)) that are (A) substantially the same in the aggregate to the compensation and employee benefits to which such Continuing Employee was entitled immediately prior to the Company Merger Effective Time, (B) substantially the same in the aggregate to the compensation and employee benefits provided to similarly-situated employees employed by Parent or any of its Subsidiaries, or (C) a combination of the foregoing. For the avoidance of doubt, nothing in this Section 6.9(a) shall prevent Parent or any of its Subsidiaries from converting the method of payment for any Continuing Employee from salaried to an hourly basis or vice versa. Parent hereby acknowledges that the transactions contemplated by this Agreement shall constitute a “change in control,” “change of control” or term or concept of similar import of the Company and its Subsidiaries under the terms of the Company Benefit Plans. From and after the Company Merger Effective Time, the Surviving Corporation shall honor all obligations and rights under the Company Benefit Plans in accordance with their terms and under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Continuing Employee, including, but not limited to, those Company Benefit Plans set forth on Schedule 6.9(a)(ii) of the Company Disclosure Letter, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable arrangements.

(b) From and after the Company Merger Effective Time, Parent shall, or shall cause the Surviving Corporation and its respective Subsidiaries to, take reasonable best efforts to credit the Continuing Employees for purposes of vesting, eligibility, severance and benefit accrual under any Employee Benefit Plan (other than for any purposes with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical benefits or disability benefits, equity or equity based award granted after the Company Merger Effective Time or nonqualified deferred compensation plans) in which the Continuing Employees participate, for such Continuing Employees’ service with the Company and its Subsidiaries to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan in effect immediately prior to the Closing Date, to the extent that such credit does not result in duplicate benefits or compensation.

(c) The Parties shall, or shall cause the Surviving Corporation and its Subsidiaries, to use reasonable best efforts to (i) waive any limitation on health coverage of any Continuing Employees or any of their covered, eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under any Employee Benefit Plan in which the Continuing Employees participate to the extent such Continuing Employee or eligible dependents are covered under an analogous Company Benefit Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Benefit Plan, and (ii) give each Continuing Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider and only to the extent such deductibles or limits for medical expenses were satisfied or did not apply under the analogous Company Benefit Plan in effect immediately prior to the Closing Date.

(d) Prior to the Closing Date, if requested by Parent in writing at least three (3) days before the Closing, the Company shall cause the Company and its Subsidiaries to take all necessary and appropriate actions to cause (i) each Company Benefit Plan intended to be qualified under Section 401(a) of the Code (the “Company 401(k) Plan”) to be terminated and (ii) all participants to cease participating under the Company 401(k) Plan, in each case, effective no later than the Business Day preceding the Closing Date; provided, however, that such actions may be contingent upon Closing. The Company shall provide Parent with an advance copy of all documentation necessary to effect this Section 6.9(d) and a reasonable opportunity to comment thereon prior to the adoption or execution thereof. In the event the Company 401(k) Plan is terminated as set forth in the preceding sentence, as soon as administratively practicable following the Company Merger Effective Time, Parent shall take any and all reasonable actions as may be reasonably required, including amendments to a defined contribution retirement plan intended to be qualified under Section 401(a) of the Code designated by Parent (the “Parent 401(k) Plan”) to (A) cause the Parent 401(k) Plan to accept any “eligible rollover distributions” (within the meaning of Section 402(c)(4) of the Code) in the form of cash in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, including any outstanding loans and (B) cause each Continuing Employee to become a participant in the Parent 401(k) Plan as of the Closing Date (subject to any applicable eligibility requirements, but giving effect to the service crediting provisions of Section 6.9(b)).

(e) On the regularly-scheduled payment date for annual bonuses under the Company’s short-term cash incentive plan for the 2022 calendar year (the “2022 Bonus Plan”), the Company shall pay each employee participating in the 2022 Bonus Plan that remains employed with the Company and its Subsidiaries through such date, an amount equal to (i) 50% multiplied by (ii) 135% of such employee’s target annual bonus in respect of calendar year 2022 (the amount in this clause (ii), the “2022 Bonus”). Within five (5) Business Days following the Closing Date, Parent shall, or shall cause the Surviving Corporation and its respective Subsidiaries to, pay each Company Employee who participated in the 2022 Bonus Plan and who remains employed through the Closing Date and (x) who continues in employment with Parent following the Closing or (y) who undergoes an Involuntary Termination (as defined below) on the Closing Date at the direction of Parent, an amount equal to 50% of the 2022 Bonus. For the avoidance of doubt, the payments described in this Section 6.9(e) shall be in lieu of, and shall not be in addition to, any other payment under the 2022 Bonus Plan. Following the date of this Agreement, the Company Board (or if appropriate, any committee thereof administering the 2022 Bonus Plan) shall pass any necessary resolutions or take any other required action in order to effect the foregoing provisions of this Section 6.9(e). The Company shall provide Parent with copies of any such resolutions or other applicable documentation (including communications to employees) prior to approval by the Company Board (or the appropriate committee thereof, as applicable), communication to employees, or other applicable action (as applicable), and shall consider in good faith any reasonable comments provided by Parent thereon.

(f) Continuing Employees who were eligible to participate in the Company’s short-term cash incentive plan for the 2023 calendar year (the “2023 Bonus Plan” and each such Continuing Employee, a “Participating Employee”) shall cease participation in the 2023 Bonus Plan and shall commence participation in Parent’s short-tern cash incentive program for the 2023 calendar year (the “Parent 2023 Bonus Program”), in each case, effective as of the Company Merger Effective Time. In the event that a Participating Employee experiences an Involuntary Termination (a “Separated Participant”) (the date of such Separated Participant’s termination of employment, the “Participant’s Separation Date”) prior to the regularly scheduled payment date for annual bonuses under the Parent 2023 Bonus Program, solely to the extent that such Participating Employee is not already entitled to a prorated annual cash incentive payment pursuant to an existing Severance Arrangement (as defined in Schedule 6.9(a) of the Company Disclosure Letter), Parent shall pay, or shall cause the Surviving Corporation to pay, to such Separated Participant, an amount in cash equal to the Separated Participant’s annual cash incentive payment with respect to the 2023 calendar year, (i) based on Parent’s assessment of performance through the Participant’s Separation Date and (ii) prorated for the number of days that have elapsed in such calendar year through and including the Participant’s Separation Date, within thirty (30) days following such Participant’s Separation Date. “Involuntary Termination” means termination of such Participating Employee’s employment by the Company or its Affiliates without “Cause” (as defined in the Company Equity Plan). With respect to any Company Employee (i) who was eligible to participate in the 2023 Bonus Plan and (ii) whose employment is terminated in an Involuntary Termination on the Closing Date at the direction of Parent, solely to the extent that such Company Employee is not already entitled to a prorated annual cash incentive payment pursuant to an existing Severance Arrangement (as defined in Schedule 6.9(a) of the Company Disclosure Letter), Parent shall, or shall cause the Surviving Corporation and its respective Subsidiaries to, pay each such Company Employee, an amount in cash equal to such Company Employee’s target annual cash incentive payment with respect to the 2023 calendar year, prorated for the number of days that have elapsed in such calendar year through and including the Closing Date, within thirty (30) days following the Closing Date.

(g) As soon as practicable following the Closing, each Continuing Employee (other than Continuing Employees who are only expected to remain employed for a transition period of six (6) months or less) shall be eligible to receive an annual equity grant pursuant to the Parent Equity Plan with equivalent grant date fair value to the grant such employee would have received had such employee been employed by Parent as of January 1, 2023 (and in no event shall such grant date fair value be less than the grant date fair value of such employee’s 2023 long-term incentive plan target, as provided to Parent by the Company), subject to the same terms and conditions as similarly situated employees of Parent.

(h) Following the date of this Agreement and prior to the Closing Date, Parent shall, or shall cause its applicable Subsidiary to, adopt a severance plan with the terms set forth on Schedule 6.9(h) of the Parent Disclosure Letter. Parent shall provide the Company with a copy of such severance plan and shall consider in good faith any reasonable comments provided by the Company thereon.

(i) Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Parent Benefit Plan, Company Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Parent, the Company or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their respective Affiliates from terminating the employment or service of any Person, including a Company Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Company Merger Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their respective Affiliates from terminating, revising or amending any Parent Benefit Plan, Company Benefit Plan or other Employee Benefit Plan sponsored, maintained or contributed to by Parent, the Company or any of their respective Subsidiaries.

Section 6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Company Merger Effective Time and until the six (6) year anniversary of the Company Merger Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by the Company immediately prior to the date of this Agreement, each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Company Merger Effective Time, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, a fiduciary under any Company Benefit Plan or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Company Merger Effective Time and whether asserted or claimed prior to, at or after the Company Merger Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith, in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Company Merger Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use their best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.10, upon learning of any such Proceeding, shall notify Parent and the Surviving Corporation (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.10 except to the extent such failure materially prejudices such Party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.10, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b) Parent Parties agree that, until the six (6) year anniversary date of the Company Merger Effective Time, that neither Parent or the Surviving Corporation shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation or its Subsidiaries in any manner that would affect adversely the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the Company Merger Effective Time.

(c) To the extent permitted by applicable Law, Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.10(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.10 or under any charter, bylaw or Contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Parent and the Surviving Corporation will cause to be put in place, and Parent shall fully prepay immediately prior to the Company Merger Effective Time, “tail” insurance policies with a claims reporting or discovery period of at least six (6) years from the Company Merger Effective Time (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Company Merger Effective Time; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with as much coverage as is reasonably available for a cost not exceeding such amount.

(e) In the event that Parent, the Surviving Corporation or any of their Subsidiaries or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.10. The provisions of this Section 6.10 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.10, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.10 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Law. To the extent permitted by applicable Law, Parent and the Surviving Corporation shall pay all expenses, including reasonable and documented attorneys’ fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations provided in this Section 6.10.

Section 6.11 Transaction Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced or, to the knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party well informed with respect to the status thereof. The Company shall give Parent a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at Parent’s cost) and shall consider in good faith, acting reasonably Parent’s advice with respect to such Transaction Litigation; provided that the Company shall not offer or agree to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.12 Public Announcements. Each of the Company and Parent shall have the right to prepare an initial press release with respect to the execution of this Agreement, which press release shall be subject to the prior review and written consent of the other Party (such consent not to be unreasonably conditioned, withheld or delayed). No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s capital stock is traded or (c) consistent with the final form of the press releases announcing the Company Merger, the investor presentation given to investors on the morning of announcement of the Company Merger and other public communications by the Company or Parent as permitted by this Agreement; provided, in the case of clauses (a) and (b), such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that this Section 6.12 shall not be deemed to restrict in any manner a Party’s ability to communicate privately with its employees (provided that any such communication that is required to be publicly disclosed shall be subject to the first proviso in this Section 6.12 unless such communication would meet the requirements of clause (c) of this Section 6.12) and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Company Competing Proposal or a Parent Competing Proposal, as applicable, and matters related thereto or a Company Change of Recommendation or a Parent Change of Recommendation, other than as set forth in Section 6.3 or Section 6.4, as applicable. In addition, the Company shall reasonably coordinate with Parent in advance of any earnings call, investor presentations or similar substantive public communications that are not related to this Agreement and otherwise the subject of this Section 6.12.

Section 6.13 Control of Business. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Company Merger Effective Time. Prior to the Company Merger Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.14 Transfer Taxes. Except as otherwise provided in Section 3.4(b), to the extent any Transfer Taxes are imposed with respect to the Company Merger or Opco Unit Exchange, such Transfer Taxes shall be borne by the Surviving Corporation. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.

Section 6.15 Section 16 Matters. Prior to the Company Merger Effective Time, Parent, and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.

Section 6.16 Stock Exchange Listing and Deregistration. Parent shall take all action necessary to cause the Parent Common Shares to be issued in the Company Merger to be conditionally approved for listing on the NYSE and the TSX prior to the Company Merger Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the shares of Company Class A Common Stock from the NASDAQ and the deregistration of the shares of Company Class A Common Stock under the Exchange Act promptly after the Company Merger Effective Time, and in any event no more than ten (10) days after the Company Merger Effective Time. If the Surviving Corporation is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and which falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least ten (10) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Parent shall promptly notify the Company of any material communications or correspondence received by Parent from the NYSE or the TSX with respect to the listing of Parent Common Shares to be issued in the Company Merger or other securities of Parent, compliance with the rules and regulations of the NYSE and the TSX, and any potential cease-trade, suspension or delisting action contemplated or threatened by the NYSE or the TSX.

Section 6.17 Tax Matters.

(a) Except as otherwise expressly contemplated by the Transaction Documents, each of Parent and the Company will not take (and will prevent each of its Affiliates from taking) any actions that would reasonably be expected to prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment. Notwithstanding the foregoing, or anything to the contrary in any Transaction Document, each party acknowledges and agrees that its obligations to effect the Transactions are not subject to any condition or contingency with respect to the Transactions being treated consistently with the Intended U.S. Tax Treatment, except in the case of (x) a failure by the Parent Parties or the Company to satisfy the condition set forth in Section 7.2(b) or Section 7.3(b), respectively, solely as a result of a breach of the covenant contained in the foregoing sentence, or (y) a failure by the Company to satisfy the condition set forth in Section 7.2(a)(ii) solely as a result of a breach of the representations contained in Section 4.28(b).

(b) Each of Parent and the Company will (and will cause each of its Affiliates to) reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to Parent or the Company of any Tax opinion or advice by its counsel or other Tax advisors relating to the Tax consequences of the Transactions or the post-closing Tax matters of the combined company group, including any such opinion to be filed in connection with the Registration Statement, the Company Proxy Statement or the Parent Circular. In connection therewith, each of Parent and the Company shall deliver to such counsel or other advisors a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel or other advisors to render such Tax opinion or otherwise appropriately advise Parent or the Company, as applicable, with respect to such matters, in each case dated as of such dates as may be necessary or reasonably requested by the relevant Party. Each of Parent and the Company shall (and shall cause each of its Affiliates to) provide such other information as is reasonably requested by such counsel or other advisors for purposes of rendering any such Tax opinion or advice by such counsel or other advisors.

(c) Prior to the Company Merger Effective Time, in the event that the Opco Unit Exchange is consummated, the Company will take (and will cause each of its applicable Subsidiaries to take) the relevant steps with respect to the Opco Unit Exchange as described, and in the order set forth, in Section 4 of the Company Support Agreement. The Company agrees and intends that the Opco Unit Exchange be treated for U.S. federal (and applicable state and local) income tax purposes as described in Section 5(a)(i) of the Company Support Agreement.

Section 6.18 Takeover Laws. None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.

Section 6.19 Obligations of Merger Sub. Upon the formation of Merger Sub, Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated hereby, including the Company Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.20 Financing Matters.

(a) The Company and its Subsidiaries shall deliver to Parent at least one (1) Business Day prior to the Closing Date a duly executed payoff letter in form reasonably satisfactory to Parent, setting forth the total amounts payable pursuant to the Company Credit Facility to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the Company Credit Facility that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facility shall be discharged and satisfied in full (other than contingent obligations not then due and obligations in respect of letters of credit and hedging arrangements with respect to which arrangements will be made to the satisfaction of the applicable issuing banks and hedge counterparties, respectively, and Parent and the Company), the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets (other than liens securing obligations in respect to letters of credit that may survive pursuant to the terms of such payoff letter) and equity securing the Company Credit Facility shall be released and terminated, together with any applicable documents necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facility.

(b) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, provide and shall use reasonable best efforts to cause its and their respective Representatives and other Related Parties to use reasonable best efforts to provide, such timely assistance with Parent’s efforts to arrange and obtain financing, including the Financing (and the offering, arrangement, syndication, marketing, and consummation thereof), in connection with the Transactions as is reasonably requested by Parent. Such assistance shall include, but not be limited to: (i) the Company using its reasonable best efforts to participate in, provide information with respect to and assist Parent with, the preparation of the Marketing Material and rating agency presentations, which Marketing Material and presentations, for the avoidance of doubt and in spite of any such required participation and assistance from the Company, shall be the responsibility of Parent; (ii) participation by senior management of the Company in a reasonable number of rating agency presentations, meetings with and conference calls with Financing Sources and prospective Financing Sources (including one-on-one conference or virtual calls with Financing Sources and potential Financing Sources, including prospective investors in any Financing involving the issuance of securities), road shows, due diligence sessions, drafting sessions, or other customary syndication activities, in each case upon reasonable prior notice and at times and locations to be mutually agreed in good faith, provided that no such rating agency presentations, meetings, conference calls, road shows, due diligence sessions, and drafting sessions or other activities shall be required to be physically in person; (iii) delivering the Financing Information to Parent and the Financing Sources (and such other financial and operational information reasonably requested by Parent or the Financing Sources) as promptly as reasonably practicable once available, and such further information as may be reasonably necessary for the Financing Information to remain Compliant; (iv) providing such other customary documents and financial and pertinent information regarding Company and the Subsidiaries of Company as may be reasonably requested by Parent and reasonably necessary for Parent or its Representatives to prepare all pro forma financial statements reasonably necessary in connection with the Financing (it being understood that the Company or any of the Subsidiaries of the Company, or any of their respective officers, directors, employees, accountants, legal counsel, or other Representatives and Related Parties shall not be responsible for, and Parent shall be solely responsible for, preparation of pro forma financial statements); provided that neither the Company nor any of its Subsidiaries or Representatives shall be required to provide any information or assistance relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates and fees and expenses relating to such debt and equity capitalization, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Financing or (C) any information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company, (v) delivering customary authorization letters authorizing the distribution of Marketing Material to prospective investors; (vi) furnishing Parent and the Financing Sources promptly, and, in any event, at least seven Business Days prior to the Closing Date, with all documentation and other information in respect of the Company that any Lender has reasonably requested in writing at least nine Business Days prior to the Closing Date that is required by Governmental Entity under applicable “beneficial ownership,” “know your customer” and sanctions or anti-money laundering rules and regulations, including the USA PATRIOT Act; (vii) providing reasonable and customary assistance to Parent in connection with the issuance of securities, incurrence of debt and preparation by Parent of the Debt Financing Documents and any cash management agreements or hedging agreements in connection therewith, including preparation of schedules thereto, borrowing of loans and/or granting of a security interest (and perfection thereof) in the assets of the Company and its Subsidiaries, in each case by providing such pertinent information as may be reasonably requested by Parent and to the extent reasonably available to the Company; (viii) use reasonable best efforts to obtain the consent of and assistance from any of its auditors or other advisors to the use of any financial or other expert information required to be used in the Marketing Material or rating agency presentations, including participation in due diligence sessions to the extent reasonably requested by Parent and at reasonable times and upon reasonable notice, obtaining customary independent accountants’ comfort letters (including customary “negative assurance” statements) and consents from the auditor(s) of the audited financial statements provided as part of the Financing Information, including issuing any customary representation letters in connection therewith to such auditor(s) in connection with any financial statements included in any Marketing Material in respect of the Financing, (ix) taking all corporate, limited liability company, partnership or other similar actions reasonably requested by Parent or any Financing Sources to permit the consummation of the Financing, (x) making introductions of Parent to the Company’s existing lenders and facilitating relevant coordination between Parent and such lenders; (xi) assisting Parent and the Financing Sources in obtaining or updating corporate, facility and issue credit ratings of Parent (which shall be the sole responsibility of Parent); (xii) cooperating with the due diligence of Financing Sources and their Representatives in connection with the Financing, to the extent customary and reasonable, including the provision of all such information reasonably requested with respect to the property and assets of the Company and its Subsidiaries and by providing to internal and external counsel of Parent and the Financing Sources, as applicable, customary back-up certificates and factual information to support any legal opinion that such counsel may be required to deliver in connection with the Financing; provided, that, the Company and its Affiliates shall not be required to deliver or cause the delivery of any legal opinions related to the Debt Financing; and (xiii) cooperating as contemplated by Section 6.21. Non-public Information provided by the Company in connection with the Financing shall only be provided to sources or potential sources of financing and rating agencies that have agreed to be bound by (1) the Confidentiality Agreement as if such Person(s) were party thereto or (2) customary confidentiality provisions (including by click-through arrangements) provided, that Parent shall be permitted to disclose such information to (i) the Financing Sources subject to their confidentiality obligations under the Debt Financing Documents and the definitive documentation evidencing the Financing and (ii) otherwise to the extent reasonably necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements satisfactory to the Company, acting reasonably. Company hereby consents to the use of all of the Company’s (and its Subsidiaries’) logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company, respective Affiliates or their respective business, or the reputation or goodwill thereof. Any such cooperation shall be provided at Parent’s expense for third party fees and expenses. For the avoidance of doubt, any failure of the Company to fulfill its obligations under this Section 6.20(b) shall not be deemed a breach of this Agreement or excuse performance of the Parent to consummate the Transactions, so long as the Company is acting reasonably, diligently in good faith to fulfill such obligations.

(c) Notwithstanding anything to the contrary in Section 6.20(b), (i) neither the Company nor any of its Affiliates or any of their respective equityholders or governing bodies shall be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing Documents or execute or deliver any certificate, document, instrument or agreement in connection therewith or the Financing that is effective prior to the Closing (except for (A) the authorization letters set forth in Section 6.20(b), (B) the comfort letters, representation letters and consents referred to in Section 6.20(b) or (C) as contemplated by Section 6.21); (ii) no obligation of the Company or any of its Affiliates or any of their respective equityholders, members or Representatives under any certificate, document, instrument or agreement, entered into pursuant to the foregoing shall, without such Person’s prior express written consent, be effective until Closing (except for (A) the authorization letters set forth in Section 6.20(b), (B) the comfort letters, representation letters and consents referred to in Section 6.20(b) or (C) as expressly contemplated by Section 6.21); (iii) neither the Company nor any of its Affiliates or any of their respective equityholders, members or Representatives shall be required to pay any commitment or other similar fee, or incur any other cost or expense or liability (except for any cost or expense that is subject to the expense reimbursement provision expressly set forth in Section 6.20(f)), in connection with the Financing; (iv) no such cooperation shall be required to the extent that any such action, in the good faith belief of the Company, would unreasonably interfere with the ongoing business or operations of the Company or any of its respective Affiliates; (v) no such cooperation shall be required to the extent it would reasonably be expected to conflict with or violate any Law, or result in the contravention of, or result in a violation or breach of, or default under, any Company Contract (provided that, (vi) any such Contract is not, and was not (if entered into prior to the date hereof), entered into in circumvention of the cooperation contemplated herein, (y) the counterparty to such Contract is not a Subsidiary or other Affiliate of the Company or any of their respective equityholders, members or Representatives and (z) the Company shall have used reasonable best efforts to obtain a waiver of any such breach or default from the counterparty thereto); and (vii) no such cooperation shall be required to the extent that the Company or any of its Subsidiaries determines that such cooperation would result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided, that the Company and its Subsidiaries shall use reasonable efforts to allow for cooperation in a manner that does not result in the events set out in this clause (vii)).

(d) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things, necessary, proper or advisable to arrange, consummate and obtain the Financing (to the extent contemplated by the Debt Commitment Papers to be funded on the Closing Date) on the Closing Date on terms and conditions no less favorable to Parent than the terms and conditions described in the Debt Commitment Papers. Such actions shall include, but not be limited to, using reasonable best efforts to: (i) maintain in effect the Debt Commitment Papers, provided that Parent may replace or amend, supplement or waive provisions of, the Debt Commitment Papers (including adding new lenders, lead arrangers, bookrunners, syndication agents or similar entities to the Debt Commitment Papers pursuant to the terms thereof, providing for the assignment, novation and reallocation of a portion of the financing commitments contained therein and to grant customary approval rights to such additional entities in connection with their addition or appointment or increase the amount of commitments under the Debt Financing Documents or any other definitive agreements in connection with the Financing) in accordance with this Section 6.20(d) and Section 6.20(e); (ii) satisfy on a timely basis all Financing Conditions (unless such conditions are waived) that are within Parent’s or its respective Affiliates’ control; and (iii) negotiate, execute and deliver Debt Financing Documents on terms which (taken as a whole) are no less favorable to Parent than the terms contained in the Debt Commitment Papers (including any “market flex” provisions of the Fee Letter) with respect to the consummation of the Transactions described herein. In the event that all conditions contained in the Debt Commitment Papers have been satisfied (or upon funding will be satisfied) and all closing conditions contained in Article VII of this Agreement have been satisfied (other than those conditions which by their terms are only capable of being satisfied at the Closing) or waived, to the extent permitted by applicable Law, by the party or parties thereto entitled to the benefit thereof, Parent shall use its reasonable best efforts to cause the Financing to be funded on the Closing Date. Parent shall not, without the prior written consent of Company (not to be unreasonably withheld, conditioned or delayed), permit any amendment, supplement or modification to, or any waiver of any provision or remedy under, or replace, or enter into any other agreements, side letters or arrangements relating to, the Debt Commitment Papers, if such amendment, supplement, modification, waiver, replacement or other agreements, side letters or arrangements (provided that the existence or exercise of “market flex” provisions contained in the Fee Letter shall be deemed not to constitute a modification or amendment of the Debt Commitment Papers) to the Debt Commitment Papers would (A) reasonably be expected to make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur, (B) reduce the aggregate amount of the Financing from that contemplated in the Debt Commitment Papers to an amount less than the Required Amount, (C) materially and adversely affect the ability of Parent to enforce its rights against any of the other parties to the Debt Commitment Papers as so amended, supplemented, modified, waived or replaced, relative to the ability of Parent to enforce its rights against any of such other parties to the Debt Commitment Papers as in effect on the date hereof or (D) add new or additional conditions, or otherwise expand upon the conditions precedent to the Financing as set forth in the Debt Commitment Papers, or modify the terms of the Financing, in each case in a manner that would reasonably be expected to materially prevent, impede or delay the timely funding of the Required Amount on the Closing Date or the consummation of the Transactions. Upon any such amendment, supplement, modification, waiver or replacement of the Debt Commitment Papers in accordance with this Section 6.20(d) or Section 6.20(e) below, Parent shall promptly deliver to Company a true and complete copy thereof (redacted in a customary manner with respect to fee amounts, economic terms, “market flex” provisions and other customary terms), and the terms “Debt Commitment Letter,” “Debt Commitment Papers” and “Financing” shall refer to the Debt Commitment Papers as so amended, supplemented, modified, waived or replaced and the Financing contemplated thereby. Parent shall keep Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange and obtain any Financing upon written request by Company therefor.

(e) Parent shall give Company prompt written notice of (i) any material breach, default, termination or written repudiation by any party to the Debt Commitment Papers of which Parent or any of its Affiliates becomes aware; (ii) the receipt by Parent of any written notice or other written communication from any Financing Source with respect to any actual or potential breach, default, termination or written repudiation by such party to the Debt Commitment Papers, or of any provisions thereto; and (iii) the occurrence of any event or development that Parent expects to have a materially adverse impact on the ability of Parent to obtain the timely funding of the Required Amount on the Closing Date or to consummate the Transactions. As soon as reasonably practicable, but in any event within five Business Days of the date Company delivers to Parent a written request, Parent shall provide any information reasonably requested by Company relating to any circumstance referred to in the immediately preceding sentence. Without limiting Parent’s obligations hereunder, if any portion of the Financing becomes unavailable (other than as a result of reductions permitted by Section 6.20) or Parent becomes aware of any event or circumstance that makes any portion of the Financing unavailable, in each case, on the terms and conditions contemplated in the Debt Commitment Papers, Parent shall (A) notify Company of the occurrence thereof and the reasons therefor on a reasonably prompt basis; (B) use its reasonable best efforts to obtain, as promptly as practicable after the occurrence of such event, alternative financing from the same or alternative financing sources (1) in an amount at least equal to the amount of the Financing or such unavailable portion thereof and (2) which alternate financing shall not otherwise be on terms (including structure, covenants and pricing) materially less favorable to Parent than the terms and conditions set forth in the Debt Commitment Papers (including any “market flex” provisions contained in the Fee Letter); (C) keep Company reasonably informed on a current basis of the status of its efforts to consummate such alternative financing; and (D) provide Company with true and complete fully executed copies of the commitment documentation with respect to any new financing. Neither Parent nor any of its respective Affiliates shall amend, modify, supplement, restate, assign, substitute or replace any of the Debt Commitment Papers except as provided herein. Notwithstanding the foregoing, in no event shall Parent be under any obligation to disclose any information that may not be disclosed in accordance with the requirements of applicable Law.

(f) Parent shall, upon request by the Company, its current and future Affiliates, and each of their respective current and future direct and indirect equity holders, members, partners and Representatives (collectively, the “Company Indemnified Parties”), promptly upon demand reimburse such Company Indemnified Parties, as applicable, for all reasonable and documented out-of-pocket costs and expenses incurred by such Company Indemnified Parties, as applicable, including reasonable attorney’s fees and accountants’ fees, in connection with cooperation required under or with respect to requests made under this Section 6.20 and Section 6.21. Parent shall indemnify and hold harmless the Company Indemnified Parties from and against any and all losses suffered or incurred by them in connection with the arrangement and completion of any Financing, capital markets transactions or related transactions in connection with the Transactions, and the performance of their respective obligations under this Section 6.20 and Section 6.21 and any information utilized in connection therewith; provided, however, that the foregoing obligations to any Company Indemnified Party shall not apply to any information with respect to the Company or Company’s Affiliates provided by Company or Company’s Affiliates or, at their direction, their respective Representatives or to any losses incurred (i) as a result of the willful misconduct or gross negligence of any such Company Indemnified Party or (ii) arising out of any material misstatement or omission of information provided hereunder by any such Company Indemnified Party. This Section 6.20(f) shall survive the consummation of the transactions contemplated by this Agreement and the Closing and any termination of this Agreement, and is intended to benefit, and may be enforced by, each Company Indemnified Party.

Section 6.21 Actions with Respect to the Existing Company Notes.

(a) If, prior to the Closing Date, Parent decides to commence a “change of control” offer (or “alternate offer”), tender offer and/or consent solicitation in respect of some or all of the outstanding Existing Company Notes (each, a “Debt Offer”), Parent shall prepare all necessary and appropriate documentation in connection with such Debt Offers, including the offers to purchase and consent solicitation statements, letters of transmittal and other related documents (collectively, to provide the “Offer Documents”) and shall consult with the Company and afford the Company a reasonable opportunity to review and comment upon the Offer Documents and the material terms and conditions of the Debt Offer and Parent will give reasonable consideration to the comments, if any, raised by the Company. The Company agrees to provide, and shall use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives to provide, reasonable cooperation reasonably required by Parent in connection with the preparation of the Offer Documents and the consummation of such Debt Offers, including with respect to the Company’s and / or its applicable Subsidiaries’ execution of supplemental indentures (either at the Company Merger Effective Time or, if earlier, conditioned upon the occurrence of the Company Merger Effective Time) reflecting amendments to the indentures applicable to the Existing Company Notes subject to any Debt Offer, to the extent approved by any required consents of holders of such Existing Company Notes. All mailings and other communications to the holders of the Existing Company Notes in connection with the Debt Offers shall be subject to the prior review and comment by the Company and Parent and shall be reasonably acceptable to each of them. If at any time prior to the completion of any Debt Offer any information in the applicable Offer Documents should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Offer Documents, so that such Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party, and an appropriate amendment or supplement describing such information shall be disseminated by Parent to the holders of the applicable Existing Company Notes. Parent acknowledges and agrees that neither the pendency nor the consummation of any such Debt Offer is a condition to Parent’s obligations hereunder.

(b) If requested by Parent in writing, in lieu of Parent commencing or closing a Debt Offer for any Existing Company Notes, the Company shall, to the extent permitted by the indenture under which the Existing Company Notes were issued, take any actions (including (i) requesting the trustee to take such actions and (ii) delivering a conditional notice of redemption subject only to the payment of the redemption price and the occurrence of the Closing) reasonably requested by Parent to facilitate the redemption, satisfaction and/or discharge or such series of Existing Company Notes pursuant to such applicable indenture at the Company Merger Effective Time; provided, however, that if a conditional notice is given, Parent shall ensure that at the Company Merger Effective Time, the Company has all funds necessary in connection with any such redemption or satisfaction and discharge. Parent acknowledges and agree that neither the pendency nor the consummation of any such redemption, defeasance or satisfaction and discharge is a condition to Parent’s obligations hereunder.

Section 6.22 Derivative Contracts; Hedging Matters.

(a) The Company shall use reasonable best efforts to assist Parent, its Subsidiaries and its and their Representatives in the amendment, assignment or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing.

(b) Between the date hereof and the Company Merger Effective Time, (i) except as set forth on Schedule 6.22 of the Company Disclosure Letter, the Company shall not unwind or otherwise modify existing hedges or enter into any Derivative Transactions and (ii) the Company shall notify Parent promptly following any changes to its hedge positions.

Section 6.23 Distributions. Between the date of this Agreement and the Company Merger Effective Time, each of Parent and the Company shall coordinate with each other regarding the declaration and payment of dividends in respect of Parent Common Shares and Company Class A Common Stock and the record and payment dates relating thereto, it being the intention of the Company and Parent that no holder of shares of Company Class A Common Stock shall receive two distributions, or fail to receive one distribution, for any single calendar quarter with respect to its applicable shares of Company Class A Common Stock or Parent Common Shares received as Merger Consideration.

Section 6.24 Form F-3. Prior to the Closing, Parent shall use its commercially reasonable efforts to not take any action, or fail to take any action, which action or failure would reasonably be expected to cause Parent to be ineligible to file a registration statement on Form F-3 promulgated under the Securities Act (or any successor form). Parent shall use commercially reasonable efforts to cause any registration statement to be filed with the SEC pursuant to the IRRA to be declared effective in accordance therewith.

Section 6.25 Pre-Closing Restructuring Transactions. The Company shall (a) use commercially reasonable efforts to cause each of the transactions described under paragraph (a) of Exhibit C to be completed prior to or substantially concurrently with Closing and (b) following the Parent Shareholder Meeting and Parent having obtained the Parent Shareholder Approval, cooperate with Parent in good faith to (i) to the extent commercially reasonable, cause to be completed substantially concurrently with Closing, or (ii) reasonably assist Parent’s endeavors to cause to be completed as soon as reasonably practicable after Closing, the transactions described under paragraph (b) of Exhibit C (collectively clauses (a) and (b), the “Pre- Closing Restructuring Transactions”), in each case, subject to the provisions of Section 6.7 and any advisable or recommended restrictions in respect of any Law, including the HSR Act. Without limiting the foregoing, (A) in furtherance of the transactions described under paragraph (b) of Exhibit C, Parent shall prepare and provide drafts of the relevant documentation pursuant to which the Pre-Closing Restructuring Transactions will be consummated to the Company at least 20 days in advance of Closing for the Company’s review, comment and approval (not to be unreasonably withheld, delayed or conditioned) and (B) the Company shall make its applicable Representatives reasonably available to Parent’s Representatives for purposes of discussing such drafts.

Section 6.26 Merger Sub. Parent shall take all actions necessary to cause Merger Sub to be formed or selected and be added to this Agreement as a party by joinder following the date hereof and prior to the time this Agreement is submitted to the shareholders of the Company for approval in accordance with this Agreement.

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Consummate the Company Merger. The respective obligation of each Party to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:

(a) Stockholder Approvals. (i) Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and (ii) the Parent Shareholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of Parent.

(b) Regulatory Approval. Any waiting period applicable to the Transactions under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Transactions, including the Company Merger, and no Law shall have been adopted that makes consummation of the Transactions, including the Company Merger, illegal or otherwise prohibited.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop or order.

(e) Stock Exchange Listing. The Parent Common Shares to be issued pursuant to this Agreement shall have been approved for listing on the NYSE and the TSX, subject to the satisfaction of customary listing conditions.

Section 7.2 Additional Conditions to Obligations of Parent . The obligations of Parent to consummate the Company Merger are subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a), (b), (c) and (d) (Capital Structure), Section 4.3(a) (Authority; No Violations; Consents and Approvals), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 4.2(a), (c) and (d) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2 (Capital Structure) and Section 4.28(b) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Company Merger Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and 7.2(b) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) OpCo Unit Exchange. The Opco Unit Exchange shall have been consummated in accordance with the terms of the Company Support Agreement.

Section 7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Company Merger is subject to the satisfaction at or prior to the Company Merger Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Parent Parties. (i) The representations and warranties of the Parent Parties set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a), (b) and (c) (Capital Structure), Section 5.3(a) (Authority; No Violations; Consents and Approvals) and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except, with respect to Section 5.2(a), (b) and (c) (Capital Structure), for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2 (Capital Structure) shall have been true and correct as of the date of this Agreement and shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Parent Parties set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing, as though made on and as of the Closing (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality”, “in all material respects” or “Parent Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent Parties. Each of the Parent Parties shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Company Merger Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) No Parent Material Adverse Effect. Since the date of this Agreement, there has not been any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Company Merger or for terminating this Agreement, on the failure of any condition set forth in Sections 7.1, 7.2, or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII
TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Company Merger and the other Transactions may be abandoned at any time prior to the Company Merger Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any Party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Company Merger and such order, decree, ruling or injunction or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the Company Merger illegal or otherwise permanently prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Company Merger shall not have been consummated on or before 5:00 p.m. Houston, Texas time, on October 15, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any covenant or agreement under this Agreement has been the primary cause of or resulted in the failure of the Company Merger to occur on or before such date;

(iii) in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 7.2(a) or 7.2(b) or Section 7.3(a) or 7.3(b), as applicable, if it was continuing as of the Closing (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if (A) the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof, or (B) the Parent Shareholder Approval shall not have been obtained upon a vote at a duly held Parent Shareholder Meeting, or at any adjournment or postponement thereof;

(c) by Parent:

(i) prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board or a committee thereof shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or

(ii) if the Company Support Agreement shall not have been delivered by the Company Class B Holders by the Support Agreement Deadline; and

(d) by the Company prior to, but not after, the time the Parent Shareholder Approval is obtained, if the Parent Board or a committee thereof shall have effected a Parent Change of Recommendation (whether or not such Parent Change of Recommendation is permitted by this Agreement).

Section 8.2 Notice of Termination; Effect of Termination.

(a) A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.

(b) In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.7(b), Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of this Agreement or Fraud.

Section 8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Company Merger shall be consummated, except that all filing fees paid in respect of the filings under the HSR Act in connection with the Company Merger shall be borne equally by the Company and Parent.

(b) If Parent terminates this Agreement pursuant to Section 8.1(c)(i) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee, in each case, in cash by wire transfer of immediately available funds to an account designated by Parent no later than three (3) Business Days after notice of termination of this Agreement.

(c) If the Company terminates this Agreement pursuant to Section 8.1(d) (Parent Change of Recommendation), then Parent shall pay the Company the Parent Termination Fee in cash by wire transfer of immediately available funds to an account designated by the Company no later than three (3) Business Days after notice of termination of this Agreement.

(d) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been announced, disclosed or otherwise communicated to the Company Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the shareholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Company Competing Proposal or (y) entering into a definitive agreement relating to a Company Competing Proposal. For purposes of this Section 8.3(d), any reference in the definition of Company Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(e) If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Shareholder Approval), and on or before the date of any such termination a Parent Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn without qualification at least seven (7) Business Days prior to the Parent Shareholder Meeting or (B) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) or the Company terminates this Agreement pursuant to Section 8.1(b)(iii) (Parent Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Parent Competing Proposal shall have been announced, disclosed or otherwise communicated to the Parent Board and not withdrawn without qualification at least seven (7) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, Parent enters into a definitive agreement with respect to a Parent Competing Proposal (or publicly approves or recommends to the shareholders of Parent or otherwise does not oppose, in the case of a tender or exchange offer, a Parent Competing Proposal) or consummates a Parent Competing Proposal, then Parent shall pay the Company the Parent Termination Fee within three (3) Business Days after the earlier to occur of (x) the consummation of such Parent Competing Proposal or (y) entering into a definitive agreement relating to a Parent Competing Proposal. For purposes of this Section 8.3(e), any reference in the definition of Parent Competing Proposal to “20%” shall be deemed to be a reference to “more than 50%”.

(f) If Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(A) (Failure to Obtain Company Stockholder Approval), then the Company shall pay Parent the Parent Expenses.

(g) If Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv)(B) (Failure to Obtain Parent Shareholder Approval), then Parent shall pay the Company the Company Expenses.

(h) In no event shall Parent or the Company, respectively, be entitled to receive more than one payment of the Company Termination Fee or Parent Termination Fee, as applicable. Notwithstanding anything in this Agreement to the contrary, the payment of the Parent Expenses or of the Company Expenses shall not relieve the Company or Parent, respectively, of any subsequent obligation to pay the Company Termination Fee pursuant to Section 8.3(b) or Section 8.3(d) or the Parent Termination Fee pursuant to Section 8.3(c) or Section 8.3(e), as applicable; provided, that the Company shall be entitled to credit any prior Parent Expenses actually paid by Company against the amount of any Company Termination Fee required to be paid pursuant to Section 8.3(b) or Section 8.3(d) and Parent shall be entitled to credit any prior Company Expenses actually paid by Parent against the amount of any Parent Termination Fee required to be paid pursuant to Section 8.3(c) or Section 8.3(e). The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.10 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against the Parent Parties and any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Company Merger to be consummated except in the case of Fraud or a Willful and Material Breach by Parent of any covenant, agreement or obligation (in which case only the Parent Parties shall be liable for damages for such Fraud or Willful and Material Breach), and upon payment of such amount, none of the Parent Parties or any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of Fraud or a Willful and Material Breach by Parent of any covenant, agreement or obligation; and (ii) each of the Parent Parties against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Company Merger to be consummated except in the case of Fraud or a Willful and Material Breach by the Company of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such Fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, stockholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of Fraud or a Willful and Material Breach by the Company of any covenant, agreement or obligation.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.

Section 9.2 Survival. Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX, Section 4.31 (No Additional Representations), Section 5.32 (No Additional Representations), Section 6.7 (Access to Information), Section 6.9 (Employee Matters) and Section 6.10 (Indemnification; Directors’ and Officers’ Insurance) and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Company Merger Effective Time.

Section 9.3 Notices. All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided, that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i) if to Parent, to:

Baytex Energy Cor.

2800, 520 — 3 ave. S.W.

Calgary, Alberta

CANADA

Attention:	James Maclean

E-mail:	james.maclean@baytexenergy.com

with a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:	Mike Telle

Lande Spottswood

E-mail:	mtelle@velaw.com

lspottswood@velaw.com

and to:

Burnet, Duckworth & Palmer LLP

2400, 525 — 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention:	Jay Reid

Lindsay Cox

E-mail:	jpr@bdplaw.com

lpc@bdplaw.com

(ii) if to the Company, to:

Ranger Oil Corporation

16285 Park Ten Place, Suite 500

Houston, Texas 77084

Attention:	Katie Ryan

E-mail:	kryan@rangeroil.com

with a required copy to (which copy shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street, Suite 4700

Houston, Texas 77002

Attention:	Sean T. Wheeler, P.C.

Debbie Yee, P.C.

E-mail:	sean.wheeler@kirkland.com

debbie.yee@kirkland.com

and to:

Stikeman Elliott LLP

1155 Boulevard René-Lévesque W #4100

Montreal, QC H3B 3V2

Attention:	Warren Katz

Aniko Pelland

E-mail:	wkatz@stikeman.com

apelland@stikeman.com

Section 9.4 Rules of Construction.

(a) Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty, shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement. For the purposes of Section 5.19 only, all dollar amounts in any Parent Contract shall be converted from CAD to USD at the following ratio: 1 CAD:0.74 USD.

(d) All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Any capitalized terms herein which are defined with reference to another agreement are defined with reference to such other agreement as of the date hereof, without giving effect to any termination of such other agreement or amendments to such capitalized terms in any such other agreement following the date hereof. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, solely to the extent (x) permitted by the terms thereof and, if applicable, by the terms of this Agreement and (y) that such amendment, modification, supplement, restatement or replacement has been made available to Parent or the Company, as applicable, prior to the date of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other Law include any successor to such section; (iv) ”days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) ”made available” means, with respect to any document, that such document was (A) in the electronic data room relating to the Transactions maintained by the Company or Parent, as applicable, (B) filed with or furnished to the SEC and available on EDGAR, or (C) provided by the Company or Parent, as applicable, in physical form for review by the other Party or its Representatives, in each case, by 5:00 p.m. Houston, Texas time on the day prior to the execution of this Agreement.

Section 9.5 Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Class A Common Stock to receive the Merger Consideration) but only from and after the Company Merger Effective Time and (b) Section 6.10 (which from and after the Company Merger Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Company Merger Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the Financing Sources shall be express third-party beneficiaries of, and shall be entitled to rely upon and enforce the provisions of, this Section 9.6, Section 9.7, Section 9.9, Section 9.11, Section 9.12, Section 9.13, and Section 9.14. For the avoidance of doubt, in no event shall any of the Company Class B Holders constitute a third party beneficiary of this Agreement, other than with respect to Article III and Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), to the extent applicable.

Section 9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(C) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

(D) Notwithstanding anything herein to the contrary, each Related Party (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, sitting in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.3 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (v) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(E) Notwithstanding anything herein to the contrary, the Related Parties agree that any claim, controversy or dispute any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is in any way related to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law) (provided, however, that notwithstanding the forgoing and the governing law provisions of the Debt Commitment Papers or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, it is understood and agreed that interpretation of the provisions of this Agreement (including with respect to satisfaction of the conditions contained herein, whether the acquisition has been consummated as contemplated by this Agreement, any alleged “Company Material Adverse Effect” and any determination of whether a “Company Material Adverse Effect” has occurred (or would reasonably be expected to occur) and whether the representations and warranties made by or on behalf of the Company in this Agreement (including any “merger agreement representations” or similar term contained in the Debt Commitment Papers) are accurate and whether as a result of any inaccuracy thereof Parent (or its applicable affiliate) has, under the express terms of this Agreement, the right (taking into account any applicable cure provisions) to terminate its obligations under this Agreement, or the right not to consummate the Transactions pursuant to this Agreement (in each case, without giving effect to notice or lapse of time or both), as a result of any inaccuracy of such representations or warranties in this Agreement, in each case, in accordance with the terms thereof) and all issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules thereto shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of law that would result in the application of the law of any other state).

Section 9.8 Severability. Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void; provided, that no consent shall be required in the case of an of a collateral assignment for security purposes to Parent’s lenders.

Section 9.10 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.10, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 9.10. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.10, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 9.11 Amendment. This Agreement may be amended by the Parties at any time before or after approval of this Agreement by the shareholders of the Company, but, after any such approval, no amendment shall be made which by Law would require the further approval by such shareholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. To the extent any amendment or waiver of Section 9.6, Section 9.7, Section 9.9, this Section 9.11, Section 9.12, Section 9.13, and Section 9.14, the definition “Lenders” or “Financing Sources” (or any amendment or waiver of any other provision of this Agreement that would modify the substance of Section 9.6, Section 9.7, Section 9.9, this Section 9.11, Section 9.12, Section 9.13, and Section 9.14, the definition of “Lenders” or “Financing Sources”) is sought that is adverse to the rights of the Financing Sources, the prior written consent of the Lenders shall be required before such amendment or waiver is rendered effective.

Section 9.12 Extension; Waiver. At any time prior to the Company Merger Effective Time, the Company and Parent may, to the extent legally allowed:

(a) extend the time for the performance of any of the obligations or acts of the other Party hereunder;

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with any of the agreements or conditions of the other Party contained herein.

Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. To the extent any waiver of Section 9.6, Section 9.7, Section 9.9, Section 9.11, this Section 9.12, Section 9.13, and Section 9.14, the definition “Lenders” or “Financing Sources” (or any waiver of any other provision of this Agreement that would modify the substance of Section 9.6, Section 9.7, Section 9.9, Section 9.11, this Section 9.12, Section 9.13, and Section 9.14, the definition of “Lenders” or “Financing Sources”) is sought that is adverse to the rights of the Financing Sources, the prior written consent of the Lenders shall be required before such waiver is rendered effective.

Section 9.13 Exculpation of Financing Sources. Notwithstanding anything to the contrary contained herein, no Related Party (other than, in the case of Parent as a party to the Debt Commitment Papers, pursuant to the Debt Commitment Papers) shall have any rights or claims against any Financing Source, nor shall any Financing Source have any obligation or liability whatsoever to any Related Party (other than, in the case of Parent as to the Debt Commitment Papers, pursuant to the Debt Commitment Papers), relating to or arising out of or in connection with this Agreement, the Financing (including the Debt Commitment Papers) or the transactions contemplated hereby or thereby or in the performance of any services thereunder, whether at law or equity, in contract, in tort or otherwise, including in each case, whether arising, in whole or in part, out of comparative, contributory or sole negligence by any Financing Source; provided that, following consummation of the Company Merger, the foregoing will not limit the rights of the parties to the Financing under any Debt Financing Document related thereto. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. Each of the Parties hereto agrees that this provision shall be interpreted, and any action relating to this provision shall be governed by, the laws of the State of New York.

Section 9.14 Non-Recourse. Notwithstanding anything in this Agreement to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more Parties or the Company under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions. Notwithstanding the foregoing, this Section 9.14 shall not limit the rights of Parent against the Financing Sources in accordance with the Debt Commitment Papers.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

BAYTEX ENERGY CORP.

By:	/s/ Eric T. Greager
Name: Eric T. Greager
Title: President and Chief Executive Officer

By:	/s/ Chad L. Kalmakoff
Name: Chad L. Kalmakoff
Title: Chief Financial Officer

Signature Page to Agreement and Plan of Merger

RANGER OIL CORPORATION

By:	/s/ Darrin Henke
Name: Darrin Henke
Title: President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

ANNEX A

Certain Definitions

“ABCA” means the Business Corporations Act (Alberta), as amended.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, that, for the avoidance of doubt, no portfolio company of Juniper Capital Advisors, L.P. shall be an Affiliate of the Company for purposes of this Agreement. For purposes of this definition, “control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregated Group” means all Persons, entities or trades or businesses (whether or not incorporated) under common control with any other Person within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Antitrust Authority” means the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, the European Commission or any other competition authority of any jurisdiction.

“Antitrust Laws” means the HSR Act or any other Law designed to prohibit, restrict or regulate actions for the purpose or effect of mergers, monopolization, restraining trade or abusing a dominant position.

“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Business Day” means a day other than a day on which banks in the State of New York are authorized or obligated to be closed.

“Canada Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1.

“Canadian Securities Laws” means all applicable securities Laws in each of the provinces of Canada and the respective rules and regulations made thereunder, together with applicable published national and local instruments, policy statements, notices, blanket orders and rulings thereunder of the Canadian Securities Regulators and the rules and policies of the TSX.

“Canadian Securities Regulators” means the applicable securities commission or securities regulatory authority in each of the provinces of Canada.

“CEWS” means the Canada Emergency Wage Subsidy, promulgated under Bill C-14 and assented to on April 11, 2020, as amended, and any other COVID-19 related direct or indirect wage or rent subsidy offered by a federal, provincial, or local or foreign Governmental Entity (including, for greater certainty, the Canada Recovery Hiring Program).

“CEWS Returns” means any and all Tax Returns filed or required to be filed, or required to be kept on file in respect of CEWS.

“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries, or under or with respect to which the Company or any of its Subsidiaries has any current or contingent liability or obligation.

“Company Class A Common Stock” means the Class A common stock, par value $0.01 per share, of the Company.

“Company Class B Common Stock” means the Class B common stock, par value $0.01 per share, of the Company.

“Company Common Stock” means the Company Class A Common Stock and the Company Class B Common Stock.

Annex A-1

“Company Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or any tender or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding shares of Company Common Stock or any other securities entitled to vote on the election of directors or (c) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of the Company’s and its Subsidiaries’ assets or equity interests.

“Company Credit Facility” means the Credit Agreement dated as of September 12, 2016, among, inter alia, ROCC Holdings, LLC, as borrower, the Company, as holdings, and Wells Fargo Bank National Association, as administrative agent, and certain other financial institutions party thereto as lenders and issuing lenders, as amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the date hereof.

“Company Expenses” means a cash amount equal to $20,000,000 to be paid in respect of the Company’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to the Company that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Company Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Company Competing Proposal or Parent Competing Proposal, or any matter relating thereto or of consequence thereof, (ii) any changes the market price or trading volume of the Company’s stock or Parent’s stock or any other securities of the Company or Parent, or the fact that the Company or Parent meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Company Intervening Event), or (iii) any changes in oil and natural gas prices, constitute a Company Intervening Event.

“Company Reserve Engineer” means DeGolyer and MacNaughton.

“Company Superior Proposal” means a Company Competing Proposal (with references in the definition thereof to “20%” being deemed to be replaced with references to “more than 50%”), that in the good faith determination of the Company Board, after consultation with the Company’s financial advisors, (i) if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise) and (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and stockholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board.

“Company Stockholder Approval” means the approval of this Agreement, including the related Plan of Merger, and the approval of the Transactions by the holders of a majority of the shares of Company Common Stock cast thereon.

“Company Termination Fee” means $60,000,000.

Annex A-2

“Compliant” means, with respect to the Financing Information, that (a) such Financing Information, taken as a whole, does not include any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information, in the light of the circumstances in which it is used, not misleading, (b) such Financing Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on a registration statement on Form S-3 that are applicable to such Financing Information (other than such provisions for which compliance is not customary in a Rule 144A offering of debt securities) and (c) the financial statements included in the Financing Information would not be required to be updated pursuant to the age of the financial statement requirements of Rule 3-12 of Regulation S-X under the Securities Act (and not be “stale”) as if such financial statements were included in a filing on such day, (d) no audit opinion or authorization letter with respect to any financial statements (or any portion thereof) contained in the Financing Information shall have been withdrawn, (e)(i) the financial statements and other financial information included in the Financing Information are, and remain throughout the Marketing Period, sufficient to permit the Financing Sources to receive customary comfort letters from the Company’s independent accountants with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (ii) the Company’s independent accountants that have reviewed or audited such financial statements and financial information have confirmed they are prepared to issue (subject to completion of customary procedures) customary comfort letters to the Financing Sources, including customary negative assurance comfort, upon any notes pricing date, occurring during the Marketing Period, and upon the related closing; and (f) Company shall not have indicated its intent to restate any historical financial statement (or any portion thereof) contained in the Financing Information.

“Consent” means any filing, notice, report, registration, approval, consent, ratification, permit, permission, waiver, expiration of waiting periods or authorization.

“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).

“COPAS” means Council of Petroleum Accountants Society.

“COVID-19” means the disease caused by SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks, or public health emergencies.

“Data Security Requirements” means all of the following, to the extent relating to data privacy or information security or to the collection, use, processing, storage, transmission, disposition or security of data and applicable to the Company and its Subsidiaries: (a) all applicable Laws, (b) all procedures, practices and written policies of the Company and its Subsidiaries, including any written privacy policies, programs and other written notices, whether internal or external-facing, (c) all industry standards applicable to the industry in which the Company and its Subsidiaries operate or otherwise applicable to its business, and (d) the applicable terms of any contract.

“Debt Commitment Papers” means that certain debt commitment letter, dated as of the date hereof, by and among Canadian Imperial Bank of Commerce, Royal Bank of Canada, The Bank of Nova Scotia and Parent (the “Debt Commitment Letter”) and the related fee letter(s) (collectively, the “Fee Letter”) (provided that the Debt Commitment Letter and the Fee Letter have been redacted in a customary manner with respect to fees, economic terms, “market flex” provisions and other customary terms), as may be amended, modified, supplemented or replaced in compliance with Section 6.20(d) and Section 6.20(e) of this Agreement, pursuant to which the financial institutions party thereto (the “Lenders”) have agreed, subject to the terms and conditions set forth therein, to provide the debt financing in an aggregate amount and on the terms and conditions set forth therein for the purposes of, among other things, financing the transactions contemplated thereby, including the payment of a portion of the Cash Consideration, the repayment of borrowings outstanding under the Company Credit Facility and the redemption of the Existing Company Notes.

Annex A-3

“Debt Financing Documents” means the agreements, documents, schedules and certificates contemplated by the Financing, including: (a) all credit agreements, loan documents, purchase agreements, underwriting agreements, agency agreements, placement agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Financing will be governed or contemplated by the Debt Commitment Papers; (b) officer, secretary, perfection certificates, legal opinions, Organizational Documents, good standing certificates, lien searches, other customary closing certificates, and resolutions contemplated by the Debt Commitment Papers or requested by Parent or their financing sources; and (c) agreements, documents or certificates that facilitate the creation, perfection or enforcement of liens securing the Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, issuer acknowledgments, title insurance, landlord consent and access letters) as are requested by Parent or their financing sources.

“Debt Offer” has the meaning given such term in Section 6.21.

“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Emergency Operations” means the operations necessary or advisable to respond to or alleviate the imminent or immediate compromise of (a) the health or safety of any Person or the environment or (b) the safety or operations of the business of the Company or Parent, as applicable.

“Employee Benefit Plan” means, whether or not funded or registered, any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, post-termination or retiree health or welfare, pension, savings, profit sharing, retirement, hospitalization or other health, medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, individual consulting agreement, employment agreement, and any other benefit or compensation plan, policy, agreement, arrangement, program, practice, or understanding.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license, sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).

“Environmental Laws” means any and all Laws pertaining to pollution, protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of, or exposure to, Hazardous Materials) or worker health and safety (as it relates to exposure to Hazardous Materials), in each case as enacted or in effect as of or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Company Notes” means the 9.250% senior notes due 2026 issued under that certain Indenture dated as of August 10, 2021 among ROCC Holdings, LLC, a Delaware limited liability company (as successor to Penn Virginia Escrow LLC), as issuer, the guarantors party thereto from time to time, and Citibank, N.A., trustee, as supplemented prior to the date hereof.

Annex A-4

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Papers, including any issuance of senior notes or securities in lieu of any portion thereof.

“Financing Conditions” means the conditions precedent set forth in Exhibit D of the Debt Commitment Letter.

“Financing Information” means (a) the unaudited consolidated balance sheets and related consolidated statements of income, changes in equity and cash flows of Company for each fiscal quarter beginning after the most recently completed fiscal year ended at least 45 days prior to the Closing Date (but excluding the fourth quarter of any fiscal year), and, in each case, for the comparable period of the prior fiscal year, together with all related notes and schedules thereto, all prepared in accordance with GAAP, (b) the audited consolidated balance sheets and related consolidated statements of income, changes in equity and cash flows of Company for the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 (provided that, with respect to clause (b) above, (x) any such financial statements, consolidating schedules or other information constituting part of the Company SEC Documents and/or the Annual Reports on Form 10-K for the fiscal years ended December 31, 2021 and December 31, 2020 of the Company and Penn Virginia Corporation, including any amendments thereto, shall be deemed to be delivered by virtue of such filings), (c) such information reasonably necessary for Parent to prepare pro forma financial statements as required pursuant to paragraph 7 of Exhibit D to the Debt Commitment Letter, and (d) all other financial statements and operating, business and other financial data solely regarding the Company and its Subsidiaries of the type and form that are customarily included in an offering memorandum to consummate a Rule 144A-for-life offering of non-convertible, high yield debt securities under Rule 144A promulgated under the 1933 Act (which information is understood not to include (i) financial statements, information and other disclosures required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, the Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K or the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (ii) financial statements or other financial data (including selected financial data) for any period earlier than December 31, 2020, and (iii) other information or financial data customarily excluded from a Rule 144A offering memorandum).

“Financing Sources” means the agents, arrangers, bookrunners, underwriters, lenders and other Persons (including the Lenders) that have committed to provide or arrange or have otherwise entered into agreements in connection with the Financing or alternative debt financings in connection with the transactions contemplated hereby or otherwise permitted under the terms of the Debt Commitment Papers that may be obtained by Parent or any of its Affiliates to fund the Cash Consideration, including any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, officers, directors, employees, agents and Representatives involved in the Financing and their successors and assigns.

“Fraud” means, with respect to any Party, knowing actual common law fraud under the Laws of the State of Delaware committed by such Party in the making of any representation or warranty made by such Party and set forth in Article IV or Article V of this Agreement.

“Governmental Entity” means any federal, state, provincial, territorial, tribal, local or municipal court, governmental, regulatory or administrative agency, ministry or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.

“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.

“Hazardous Materials” means any (a) chemical, product, material, substance, waste, pollutant, or contaminant that is defined or listed as hazardous or toxic or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.

Annex A-5

“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, casinghead gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced, derived, refined or associated therewith.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include (i) accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, (ii) the endorsement of negotiable instruments for collection in the ordinary course of business and (iii) obligations arising from treasury services, banking products and cash management services.

“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, industrial design registrations and applications for same, and extensions, divisionals, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.

“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Labor Agreement” means any collective bargaining agreement or other Contract with any labor union, labor organization, or works council.

“Law” means any law, by-law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law and the rules and regulations of any applicable stock exchange.

“Marketing Material” means bank books, bank information memoranda, offering memoranda, offering circulars, road show presentations, prospectuses, registration statements and other information packages, similar materials and marketing materials (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information), in each case, prepared in connection with the Financing and reasonably requested by Parent or the Financing Sources that is customarily delivered in connection with debt financings of the type being arranged.

Annex A-6

“Marketing Period” means the first period of fifteen (15) consecutive Business Days (a) after the Registration Statement has become effective under the Securities Act and throughout which period the Financing Information has remained Compliant; provided that if the Financing Information fails to be Compliant at any time during the Marketing Period, the Marketing Period will not be deemed to have commenced and the Marketing Period will commence when the Financing Information is again Compliant and (b) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 (other than Section 7.1(a) (Stockholder Approvals) and Section 7.1(e) (Stock Exchange Listing)) to fail to be satisfied assuming the Closing were scheduled at any time during such period; provided, that (x) such fifteen (15) consecutive Business Day period shall be completed on or prior to August 14, 2023 or commence no earlier than September 5, 2023 and shall not include, for periods of determining the number of consecutive Business Days, the period from May 26 through May 29, 2023 or June 30 through July 4, 2023. If the Company in good faith reasonably believes that it has delivered the Financing Information and that the Financing Information is Compliant, it may deliver to Parent written notice to that effect, stating when it believes it completed the applicable delivery, in which case the Financing Information shall be deemed to have been delivered, subject to the provisos in the first sentence of this definition, on the date of the delivery of the applicable notice to Parent and such the Financing Information shall be deemed to be Compliant unless Parent in good faith reasonably believes that the Company has not completed delivery of the Financing Information or the Financing Information is not Compliant and, within two (2) Business Days after receipt of such notice from the Company, Parent specifies in writing to the Company (stating with specificity which Financing Information Parent reasonably believes the Company has not delivered or the reason for which the Financing Information is not Compliant), following which the Financing Information shall be deemed to have been received by Parent as soon as the Company delivers to Parent such specified portion of the Financing Information.

“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the financial condition, business or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that, in respect of clause (b) above, no fact, circumstance, effect, change, event or development (by itself or when aggregated or taken together with any and all other facts, circumstances, effects, changes, events or developments) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:

(i)  general economic conditions (or changes in such conditions) or conditions in the U.S., Canadian or global economies generally;

(ii) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv) political conditions (or changes in such conditions), the outbreak of a pandemic, epidemic, endemic or other widespread health crisis (including COVID-19), or acts of war (including the Russian/Ukraine conflict), sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters or weather conditions;

(vi) the announcement of this Agreement or the pendency or consummation of the Transactions (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);

Annex A-7

(vii) the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is request in writing by the other Party or expressly required by, this Agreement, the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);

(viii) changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

(ix) any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect to the extent not otherwise excluded by the definition hereof);

provided, however, except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i)  – (v) and (viii) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).

“MMcf” means one million cubic feet.

“NASDAQ” means the Nasdaq Stock Market.

“NYSE” means the New York Stock Exchange.

“Offer Documents” has the meaning assigned to such term in Section 6.21.

“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.

“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests, carried interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions, (b) all Wells, and (c) Hydrocarbons or revenues therefrom and claims and rights thereto.

“Opco” means ROCC Energy Holdings, L.P., a Delaware limited partnership.

“Opco Common Units” means a Common Unit (as defined in the Opco Partnership Agreement).

“Opco Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of ROCC Energy Holdings, L.P., dated as of October 6, 2021, by and among Holdings GP, the Company, JSTX and Rocky Creek.

“Opco Unit Exchange” has the meaning set forth in the Company Support Agreement and shall include, for the avoidance of doubt, the transactions described hereafter in clauses (a) and (b), whereby: (a) in accordance with Article XI of the Opco Partnership Agreement, the Company Class B Holders’ exercise of their right to exchange all of their Opco Common Units and shares of Company Class B Common Stock for shares of Company Class A Common Stock and (b) in connection with such exercise and in accordance with Section 11.03 of the Opco Partnership Agreement, the Company having directly, or indirectly through a Subsidiary of the Company, issued or transferred such shares of Company Class A Common Stock to the Company Class B Holders in exchange for the Opco Common Units and shares of Company Class B Common Stock held by such Company Class B Holders, and the cancellation of such Company Class B Common Stock in connection therewith.

Annex A-8

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other Party” means (a) Parent when used with respect to the Company, and (b) the Company when used with respect to Parent.

“Parent Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to (or required to be contributed to) by Parent or any of its Subsidiaries, or under or with respect to which Parent or any of its Subsidiaries has any current or contingent liability or obligation.

“Parent Competing Proposal” means any Contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with the Company or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, share purchase, amalgamation, merger, arrangement, business combination, or otherwise) by any Person or group of any business or assets of Parent or any of its Subsidiaries (including shares in the capital of or ownership interest in any Subsidiary) that accounted for or generated 20% or more of Parent’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long term supply agreement having a similar economic effect, (b) any acquisition of beneficial ownership by any Person or group of 20% or more of the outstanding Parent Common Shares or any other securities entitled to vote on the election of directors or any direct or indirect take-over bid, tender or exchange offer or treasury issuance that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Parent Common Shares or any other securities entitled to vote on the election of directors or (c) any merger, amalgamation, arrangement consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its Subsidiaries which is structured to permit any Person or group to acquire beneficial ownership of at least 20% of Parent’s and its Subsidiaries’ assets or equity interests.

“Parent Credit Facilities” means the $850 million extendible secured revolving credit facilities and $20 million uncommitted unsecured demand revolving letter of credit facility guaranteed by Export Development Canada.

“Parent Expenses” means a cash amount equal to $20,000,000 to be paid in respect of the Parent’s costs and expenses in connection with the negotiation, execution and performance of this Agreement and the Transactions.

“Parent Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that is material to Parent that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known by the Parent Board as of the date of this Agreement); provided, however, that in no event shall (i) the receipt, existence or terms of a Parent Competing Proposal or Company Competing Proposal, or any matter relating thereto or of consequence thereof or (ii) any changes in the market price or trading volume of the Parent Common Shares or the Company’s stock or any other securities of Parent or the Company, or the fact that Parent or the Company meets, fails to meet, or exceeds internal or published estimates, projections, forecasts or predictions for any period (however the underlying cause or any of the foregoing may constitute a Parent Intervening Event) or (iii) any changes in oil and natural gas prices, constitute a Parent Intervening Event.

Annex A-9

“Parent Performance Share Awards” means any performance share awards granted under the Parent Equity Plan.

“Parent Reserve Engineer” means McDaniel & Associates Consultants Ltd.

“Parent Restricted Share Awards” means any restricted share awards granted under the Parent Equity Plan.

“Parent Shareholder Approval” means the approval of the Parent Share Issuance by the affirmative vote of a majority of the Parent Common Shares entitled to vote thereon and present in person or represented by proxy at the Parent Shareholder Meeting in accordance with applicable securities Laws, the rules and regulations of the NYSE and the TSX, as applicable, the ABCA and the Organizational Documents of Parent.

“Parent Superior Proposal” means a Parent Competing Proposal (with references in the definition thereof to “20%” being deemed to be replaced with references to “more than 50%”) that in the good faith determination of the Parent Board, after consultation with Parent’s financial advisors, (i) if consummated, would result in a transaction more favorable to Parent’s shareholders from a financial point of view than the Company Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by the Company in response to such proposal or otherwise), (ii) is reasonably likely to be consummated on the terms proposed, taking into account any legal, financial, regulatory and shareholder approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Parent Board, (iii) would not reasonably be expected to materially hinder or delay the Company Merger or the transactions contemplated by this Agreement and (iv) does not require Parent or any of its Subsidiaries to abandon, terminate or fail to consummate the Transactions.

“Parent Termination Fee” means $100,000,000.

“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.

“Permitted Encumbrances” means:

(a) to the extent not applicable to the Transactions or otherwise waived prior to the Company Merger Effective Time, preferential purchase rights, rights of first refusal, rights of first offer, purchase options and similar rights granted pursuant to any Contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents, and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairmen’s, construction and carrier’s liens and other similar Encumbrances arising in the ordinary course of business for amounts not yet delinquent, and Encumbrances for Taxes that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceedings and for which adequate reserves have been established on the financial statements of the Company or Parent, as applicable, in accordance with GAAP or IFRS, as applicable;

(c) Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable;

(d) Encumbrances arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, Contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

Annex A-10

(e) such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, have expressly waived in writing;

(f) all easements, zoning restrictions, conditions, covenants, Rights-of-Way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways, removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and Rights-of-Way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially, individually or in the aggregate, interfere with the operation, value or use of the property or asset affected;

(g) any Encumbrances discharged at or prior to the Company Merger Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);

(h) Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions;

(i) Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, Rights-of-Way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent, as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease, or increase the working interest of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Report or Parent Reserve Report, as applicable, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable; or

(j) with respect to (i) Parent and its Subsidiaries, Encumbrances arising under the Parent Credit Facilities, (ii) the Company and its Subsidiaries, Encumbrances arising under the Company Credit Facility and (iii) Encumbrances arising under the Financing.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise, and whether or not such claim, cause of action, action, charge, complaint, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, originating application to a tribunal, arbitration or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), but excluding Taxes and assessments of Governmental Entities.

“Registered Intellectual Property” means all Intellectual Property that is the subject of registration (or an application for registration), including domain names.

Annex A-11

“Related Party” shall mean the Parties and each of their respective Affiliates and their and their respective Affiliates’ stockholders, shareholders, partners, members, officers, directors, employees, controlling Persons, agents and Representatives.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment.

“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its Subsidiaries.

“Support Agreement Deadline” means 24 hours following the execution and delivery of this Agreement.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law.

“Tax Returns” means any return, report, statement, declaration, claim for refund, information return, CEWS Return or other document (including any related or supporting information, schedule or attachment thereto and including any amendment thereof) filed or required to be filed or required to be kept on file with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes.

“Taxes” means any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, liability in connection with any deemed overpayment of Taxes under section 125.7 of the Canada Tax Act, and other similar assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Taxing Authority.

“Taxing Authority” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

“Trading Day” means any day on which the Parent Common Shares are listed or quoted and traded on the NYSE and the TSX.

“Transaction Documents” shall mean this Agreement, the Company Support Agreement and the IRRA.

“Transactions” means the Opco Unit Exchange, the Company Merger and the other transactions contemplated by this Agreement and the Transaction Documents, including, without limitation, each other agreement to be executed and delivered in connection herewith and therewith and including, for greater certainty, the Parent Share Issuance and the Compensatory Issuance.

“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.

“Treasury Regulations” means the temporary, proposed and final regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Annex A-12

“TSX” means the Toronto Stock Exchange.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq., and all applicable similar state and local laws.

“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act it is required to take under this Agreement by the breaching party with the knowledge that the taking of such act (or the failure to take such act) would, or would reasonably be expected to, constitute a breach of this Agreement.

Annex A-13

EXHIBIT A

Form of Company Support Agreement

[see attached]

Exhibit A-1

Exhibit A

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of February [●], 2023, by and among each shareholder of Ranger Oil Corporation, a Virginia corporation (the “Company”), set forth on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”), and Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”).

W I T N E S S E T H:

WHEREAS, prior to the execution and delivery of this Agreement, Parent and the Company entered into an Agreement and Plan of Merger, dated as of February [●], 2023 (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, (a) upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”), and (b) each eligible outstanding share of Class A common stock, par value $0.01 per share, of the Company issued and outstanding immediately prior to the Company Merger Effective Time (“Class A Common Stock”) will be converted into 7.49 common shares, without nominal or par value, in the capital of Parent (“Parent Common Shares”) and $13.31 in cash, as provided in the Merger Agreement;

WHEREAS, each Shareholder legally and beneficially owns such number of shares of Class A Common Stock and Class B common stock, par value $0.01 per share, of the Company (“Class B Common Stock”) set forth opposite such Shareholder’s name on Schedule A hereto (with respect to each Shareholder, such shares of Class A Common Stock and Company Class B Common Stock are referred to herein as such Shareholder’s “Subject Shares”); and

WHEREAS, each Shareholder legally and beneficially owns such number of Opco Common Units set forth opposite such Shareholder’s name on Schedule A hereto (together with the Subject Shares, the “Subject Securities”).

NOW, THEREFORE, in consideration of Parent entering into the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1.              Representations and Warranties of each Shareholder. Each Shareholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows:

(a)            Due Organization. Such Shareholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b)            Authority; No Violation. Such Shareholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Shareholder and no other organizational proceedings on the part of such Shareholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Shareholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Creditors’ Rights. Neither the execution and delivery of this Agreement by such Shareholder, nor the consummation by such Shareholder of the transactions contemplated hereby, nor compliance by such Shareholder with any of the terms or provisions hereof, will (i) violate any provision of the governing documents of such Shareholder, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Shareholder, or any of its properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Securities pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Shareholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of clause (ii) and clause (iii), for such matters that would not, individually or in the aggregate, impair the ability of such Shareholder to perform its obligations under this Agreement.

(c)            The Subject Securities. As of the date of this Agreement, such Shareholder is the legal and beneficial owner of and, together with the applicable controlling entity or entities of such Shareholder (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of such Shareholder’s Subject Securities, free and clear of any Liens whatsoever, except for any Liens which arise hereunder and transfer restrictions contained in the Opco Partnership Agreement. None of such Shareholder’s Subject Securities is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing and other than the Opco Partnership Agreement, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Shareholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), any or all of the Subject Securities, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Shareholder (and/or its Controlling Entities) retains its Subject Securities and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period (as defined below) and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Securities.

(d)            Absence of Litigation. As of the date hereof, there is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Shareholder, threatened against such Shareholder, or any property or asset of such Shareholder, before any Governmental Entity that seeks to delay or prevent the performance by such Shareholder of its obligation under this Agreement.

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(e)            No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Shareholder in connection with the execution, delivery and performance of this Agreement by such Shareholder, except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Shareholder of such Shareholder’s obligations under this Agreement in any material respect.

(f)             Expectation of Parent. Such Shareholder understands and acknowledges that Parent entered into the Merger Agreement with the expectation that such Shareholder would execute and deliver this Agreement.

2.              Representations and Warranties of Parent. Parent hereby represents and warrants to each Shareholder as of the date hereof as follows:

(a)            Due Organization. Parent is a corporation duly incorporated under the laws of Alberta, Canada and is validly existing and in good standing under the laws thereof.

(b)            Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by all necessary action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Shareholders) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Creditors’ Rights. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

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3.            Covenants of Each Shareholder. Each Shareholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Shareholder in its capacity as a shareholder of the Company:

(a)            Agreement to Vote Subject Shares. During the Applicable Period, at any meeting of the shareholders of the Company, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the shareholders of the Company is sought in connection with the Company Merger, such Shareholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote, in person or by proxy, all of the Subject Shares beneficially owned by such Shareholder on such date, which shall, when combined with any other shares of Class A Common Stock or Class B Common Stock with respect to which Juniper Capital Advisors, L.P. has sole or shared voting power (“Juniper Stock”), be no fewer than a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, taken together as a single class, outstanding as of the applicable record date and sufficient to approve the Company Merger pursuant to the Merger Agreement (such minimum number of Subject Shares, the “Subject Shares Minimum”): (i) in favor of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the shareholders of the Company in order to effect the Company Merger; (ii) against any merger agreement or merger (other than the Merger Agreement and the Company Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement (unless, in each case, such transaction is approved in writing by Parent) or any Company Competing Proposal; and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would reasonably be expected to materially delay, impede, frustrate, prevent or nullify the Company Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, such Shareholder (and/or its Controlling Entities) shall retain at all times the right to vote the Subject Shares Minimum (when combined with any other Juniper Stock) in such Shareholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s shareholders generally. During the Applicable Period, in the event that any meeting of the shareholders of the Company is held for the purpose of acting on any matter specified above, such Shareholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of the Subject Shares beneficially owned by such Shareholder on such date (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Shareholder further agrees not to commit or agree, and to cause any record holder of Subject Shares it continues to beneficially own not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.

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Notwithstanding anything in this Agreement to the contrary and without limitation of Section 12, (i) the preceding paragraph of this Section 3(a) does not require any Shareholder to vote, or deliver a written consent in respect of, any of its Subject Shares in favor of any amendment, modification or waiver of any provision of the Merger Agreement that materially and adversely affects the interests of such Shareholder (whether in a manner that is applicable to holders of Class A Common Stock generally or otherwise), and (ii) no Shareholder is required to vote, or deliver any written consent in respect of, any of its Subject Shares, in any particular manner or at all, on any matter other than those expressly specified in the preceding paragraph of this Section 3(a), or to appear at, or cause any of its Subject Shares to be counted as present at, any meeting of the shareholders of the Company, or portion thereof, held for the purpose of acting on any such other matter.

(b)            Irrevocable Proxy. In order to secure the obligations set forth herein, each Shareholder hereby irrevocably appoints Parent, or any nominee thereof, with full power of substitution and resubstitution, as its true and lawful proxy and attorney-in-fact, only in the event that such Shareholder does not comply with its obligations in Section 3(a), to vote or execute written consents with respect to such Shareholder’s Subject Shares beneficially owned at such time (which shall be no fewer than the Subject Shares Minimum when combined with any other Juniper Stock) in accordance with Section 3(a) and with respect to any proposed postponements or adjournments of any meeting of the shareholders of the Company at which any of the matters described in Section 3(a) are to be considered. Each Shareholder hereby affirms that this proxy is coupled with an interest and shall be irrevocable, except upon termination of this Agreement, and such Shareholder will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Shareholder with respect to any of its Subject Shares. This proxy shall be revoked automatically upon the termination of this Agreement pursuant to Section 7 (whether as to such Shareholder or all Shareholders), and Parent may terminate this proxy at any time at its sole election by written notice provided to each Shareholder.

(c)            Transfer Restrictions. Except as provided in the last sentence of this Section 3(c) or except as contemplated by the Opco Unit Exchange, such Shareholder agrees not to, and to cause any record holder of its Subject Securities, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Securities (or any interest therein) to any Person or (ii) grant any proxies, or deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities to the extent such proxies/deposits would violate Section 3(a) hereof, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(c), such Shareholder further agrees not to commit or agree to take, and to cause any record holder of any Subject Securities it continues to beneficially own not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Shareholder shall have the right to Transfer its Subject Securities to an Affiliate if such Affiliate shall have agreed in writing (i) to accept such Subject Securities subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “a Shareholder” for all purposes of this Agreement; provided, however, that no such Transfer shall relieve such Shareholder from its obligations under this Agreement with respect to any Subject Shares it continues to beneficially own.

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(d)            Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Class A Common Stock, Class B Common Stock or OpCo Common Units by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” and “Subject Securities”, as used with respect to each Shareholder, shall be deemed to refer to and include such Shareholder’s Subject Shares or Subject Securities, as applicable, as well as all such stock dividends and distributions and any securities into which or for which any or all of such Shareholder’s Subject Shares or Subject Securities, as applicable, may be changed or exchanged or which are received in such transaction, including the Opco Unit Exchange.

(e)            Non-Solicitation. Except to the extent that the Company or the Company Board is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or the Company Board under the Merger Agreement, such Shareholder agrees, solely in its capacity as a shareholder of the Company, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Competing Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal; (iii) furnish any information regarding the Company or its Subsidiaries, or access to the properties, assets or employees of the Company or its Subsidiaries, to any Person in connection with or in response to any Company Competing Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to a Company Competing Proposal; and (iv) enter into any letter of intent or agreement in principle, or other agreement providing for a Company Competing Proposal. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Shareholder who is a director or officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 6.3 of the Merger Agreement.

4.              Class B Common Stock and Opco Common Unit Exchange. Upon the terms and subject to the conditions of any Transaction Document, prior to the Company Merger Effective Time the following steps shall be taken (collectively, clauses (a) through (e), below, and with respect to the Company, as set forth in Section 6.17(c) of the Merger Agreement, the “Opco Unit Exchange”):

(a)            Holdings GP shall file an election under Treasury Regulations Section 301.7701-3(c) on IRS Form 8832 electing to be classified as an association taxable as a corporation for U.S. federal income tax purposes, effective as of the Closing Date, and shall deliver to Parent, at or prior to the Closing, a copy of such election and reasonably satisfactory evidence of such form having been properly filed with the IRS;

(b)            immediately prior to the Company Merger Effective Time, the Company shall contribute all of its Opco Common Units to Holdings GP;

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(c)            in accordance with Article XI of the Opco Partnership Agreement, each Shareholder shall exercise its right to exchange all of its Opco Common Units and shares of Class B Common Stock for shares of Class A Common Stock;

(d)            in connection with such exercise and in accordance with Section 11.03 of the Opco Partnership Agreement (it being understood that the parties agree to the assignment of the Company’s rights pursuant to Section 11.03 of the Opco Partnership Agreement to Holdings GP), (i) the Company shall, immediately following the contribution described in Section 4(b), issue and contribute shares of Class A Common Stock to Holdings GP, (ii) Holdings GP shall transfer such shares of Class A Common Stock to the Shareholders in exchange for the Opco Common Units and shares of Class B Common Stock held by such Shareholders, and (iii) such shares of Class B Common Stock shall be cancelled in connection therewith; and

(e)            immediately following the exchange described in Section 4(d), Opco shall liquidate and distribute all of its property to Holdings GP, Opco’s sole interest holder.

5.             Tax Matters.

(a)            Tax Treatment.

(i)             The parties intend and agree that, for U.S. federal (and applicable state and local) income tax purposes, the Opco Unit Exchange is intended to be treated as (a) a taxable sale of Opco Common Units by the relevant Shareholders to Holdings GP under Section 741 of the Code and (b) an incorporation of Opco in which its partners are treated as transferring to Holdings GP, and Holdings GP is treated as receiving, the partnership interests in Opco, resulting in the termination of the partnership pursuant to Section 708(b) of the Code, consistent with Situation 3 of Rev. Rul. 84-111, 1984-2 C.B. 88.

(ii)            Except as otherwise expressly contemplated by the Transaction Documents, each Shareholder will not take (and will prevent each of its Affiliates from taking) any actions that would reasonably be expected to prevent the Transactions from being treated consistently with the Intended U.S. Tax Treatment and the Opco Unit Exchange to be treated consistently with the intended tax treatment described in Section 5(a). Notwithstanding the foregoing, or anything to the contrary in any Transaction Document, each party acknowledges and agrees that its obligations to effect the Transactions are not subject to any condition or contingency with respect to the Transactions being treated consistently with the Intended U.S. Tax Treatment or the intended tax treatment described in Section 5(a), except as set forth in the last sentence of Section 6.17(a) of the Merger Agreement. Each Shareholder will (and will cause each of its Affiliates to) reasonably cooperate with Parent, the Company and their respective Tax advisors in connection with the issuance to Parent or the Company of any customary Tax opinion or advice by its counsel or other Tax advisors relating to the Tax consequences of the Transactions, including any such opinion to be filed in connection with the Registration Statement, the Company Proxy Statement or the Parent Circular. In connection therewith, each Shareholder shall deliver to such counsel or other advisors a duly executed certificate containing customary representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel or other advisors to render such Tax opinion or otherwise appropriately advise Parent or the Company, as applicable, with respect to such matters, in each case dated as of such dates as may be necessary or reasonably requested by Parent or the Company. Each Shareholder shall (and shall cause each of its Affiliates to) provide such other customary information as is reasonably requested by such counsel or other advisors for purposes of rendering any such Tax opinion or advice by such counsel or other advisor.

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(b)            Withholding Taxes. Notwithstanding anything in the Transaction Documents to the contrary, Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to the Shareholders pursuant to the Transaction Documents any amount required to be deducted or withheld under applicable Law; provided, however, that except in the case of withholding required in respect of any failure by a Shareholder to deliver the forms described in the next sentence, (a) to the extent any party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable to or by a Shareholder pursuant to the Transaction Documents, such party shall use commercially reasonable efforts to notify the other relevant parties as soon as reasonably practicable, and (b) the applicable withholding agent shall use commercially reasonable efforts to consult with the applicable Shareholder in good faith to determine whether such deduction or withholding is required and shall reasonably cooperate with the applicable Shareholder to minimize the amount of any applicable deduction or withholding. Each Shareholder that transfers Opco Common Units in the Opco Unit Exchange shall deliver (i) to the Company, at or prior to the exchange of their Opco Common Units pursuant to the Opco Unit Exchange, a duly completed and executed Form W-9 with respect to such Shareholder, and (ii) at or prior to the Closing, a copy thereof to Parent.

(c)            Tax-Related Indemnification. Notwithstanding anything to the contrary contained in any Transaction Document, the indemnification obligations of the Shareholders contained in Sections 4.01(b)(ii), 5.05 and 9.04(b) of the Opco Partnership Agreement shall survive the exchange of Opco Common Units pursuant to the Opco Unit Exchange, and to the extent that any amounts are due pursuant to such obligations at the time of the Opco Unit Exchange or the Merger, Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, and each of their respective Affiliates shall be entitled to offset, without duplication, any consideration the Shareholders are otherwise entitled to pursuant to this Agreement or the Merger Agreement by the amount of any such amounts; provided, however, that to the extent Parent, the Company, the Surviving Corporation, Merger Sub, the Exchange Agent, or any of their Affiliates becomes aware of any amounts due pursuant to any indemnification obligations, such party shall use commercially reasonable efforts to notify the Shareholders as soon as reasonably practicable.

(d)            Tax Advances During Interim Period. The Shareholders agree that they shall only be entitled to pro rata tax distributions pursuant to Section 4.01(b)(i) of the Opco Partnership Agreement (and for the avoidance of doubt, to waive any and all rights to any non-pro rata tax distributions or Tax Advances (as defined in the Opco Partnership Agreement) pursuant to Section 4.01(b)(ii) of the Opco Partnership Agreement), unless and until the Merger Agreement shall be terminated pursuant to Article VIII thereof.

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6.              Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

7.              Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Company Merger Effective Time; (c) as to a Shareholder, the date of any modification, waiver or amendment to the Merger Agreement effected without such Shareholder’s consent that reduces the Merger Consideration to be received by such Shareholder or extends the Outside Date; and (d) the mutual written consent of the parties hereto; provided, however, the covenants and agreements set forth in Sections 4 and 5 shall survive a termination pursuant to Section 7(b). If Parent has failed to hold the Parent Shareholder Meeting for the purpose of obtaining the Parent Shareholder Approval no later than the 60th day following the date the Registration Statement is initially filed with the SEC, then if at any time prior to receipt of Parent Shareholder Approval a Company Change of Recommendation in accordance with Section 6.3(e) of the Merger Agreement occurs, this Agreement shall automatically terminate (without any further action of the parties). In the event of termination of this Agreement pursuant to this Section 7, and except as expressly set forth in the proviso in the first sentence of this Section 7, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination; provided further, that the obligations under Section 8 shall survive the termination of this Agreement.

8.	General Provisions.

(a)            Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)            Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or the first Business Day following such receipt if the transmission is after 5 p.m. Central Time on such date or if the date is not a Business Day) of transmission by electronic mail, or (iii) on the date of confirmation of receipt (or the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized overnight courier service. All notices hereunder shall be delivered to the address or electronic mail specified for such party below (or to such other address or electronic mail as such party shall have specified in a written notice given to the other parties hereto):

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(i)             If to any Shareholder, to the address or electronic mail set forth for such Shareholder on Schedule A hereto.

(ii)	If to Parent, to:

Baytex Energy Corp.

2800, 520 – 3 ave. S.W.

Calgary, Alberta

CANADA

Attention:               James Maclean

E-mail:                     james.maclean@baytexenergy.com

With a required copy to (which copy shall not constitute notice):

Vinson & Elkins LLP

845 Texas Avenue, Suite 4700

Houston, Texas 77002

Attention:               Mike Telle

Lande Spottswood

E-mail:                     mtelle@velaw.com

lspottswood@velaw.com

and to:

Burnet, Duckworth & Palmer LLP

2400, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention:               Jay Reid

Lindsay Cox

E-mail:                     jpr@bdplaw.com

lpc@bdplaw.com

(c)            Rules of Construction. When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to February [●], 2023.

(d)            Counterparts. This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in pdf form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

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(e)            Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(f)             Governing Law. THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(g)            Severability. Each party hereto agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any party hereto to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a party hereto took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such party shall not incur any liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order.

(h)            Waiver. At any time prior to the Company Merger Effective Time, the Shareholders and Parent may, acting together, to the extent legally allowed:

(i)             extend the time for the performance of any of the obligations or acts of the other party hereunder;

(ii)            waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(iii)           waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by the Shareholders or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party hereto to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such party. No waiver by any of the parties hereto of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

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(i)             Release. From and after the Company Merger Effective Time, each Shareholder, on behalf of itself and each of its officers, directors, equity holders, Subsidiaries and Affiliates, and each of their respective heirs, beneficiaries, trustees, executors, administrators, Representatives, successors and assigns (such persons, the “Releasors”), hereby fully and unconditionally releases, acquits and forever discharges, to the fullest extent permitted by Law, Parent, its Subsidiaries and Affiliates (including the Company and its Subsidiaries) and its and their respective past, present or future officers, directors, employees, counsel and agents, and the stockholders prior to Closing (such persons, the “Releasees”), from and against any and all liabilities, actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever, whether known or unknown, asserted or unasserted, suspected or unsuspected, absolute or contingent, unmatured or inchoate, both at law and in equity, which Shareholders or any of the Releasors ever had, now has or may hereafter have against any of the Releasees, on or by reason of any matter, cause or thing whatsoever that arose prior to the Company Merger Effective Time; provided, however, that nothing herein shall be deemed to release (a) any right of the Shareholders expressly set forth in this Agreement or the right to receive the Merger Consideration to which it may be entitled pursuant to the Merger Agreement in accordance with the terms thereof, (b) any right of any Releasors set forth in Section 6.10 of the Merger Agreement, (c) any claims that any Releasor may have under the IRRA and (d) any claims that are not permitted to be released under applicable Law or applicable public policy.

(j)             Further Assurances. Each Shareholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(k)            Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, no Shareholder shall issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.

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(l)             Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include (i) the Company and any of its Subsidiaries or (ii) any portfolio company of Juniper Capital Advisors, L.P. or Juniper Capital Investment Management, L.P. or of their respective affiliated investment funds, except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Shareholder or Controlling Entity.

9.              Shareholder Capacity. Each Shareholder signs solely in its capacity as the record or beneficial owner of its Subject Securities and nothing contained herein is intended to or shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Shareholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Shareholder signs individually solely on behalf of itself and not on behalf of any other Shareholder; all representations, warranties, covenants and agreements of each Shareholder set forth in this Agreement are made severally by such Shareholder and not jointly with any other Shareholder; and no Shareholder shall be responsible in any way for any other Shareholder’s breach of or failure to perform its obligations under this Agreement.

10.            Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Shareholder under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 10 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and (b) irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.

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11.            Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more parties hereto under this Agreement (whether for indemnification or otherwise) or for any claim based on, arising out of, or related to this Agreement.

12.            No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to each Shareholder’s Subject Shares shall remain vested in and belong to such Shareholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct any Shareholder in the voting of any of its Subject Shares (except as otherwise specifically provided for herein).

[Remainder of the page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

BAYTEX ENERGY CORP.

By:
Name:
Title:

[Signature Page to Support Agreement]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

SHAREHOLDERS:

ROCKY CREEK RESOURCES, LLC

By:
Name:	Edward Geiser
Title:	Authorized Person

[Signature Page to Support Agreement]

JSTX HOLDINGS, LLC

By:
Name:	Edward Geiser
Title:	Authorized Person

[Signature Page to Support Agreement]

Schedule A

Name and Address of	No. of Shares of	No. of Shares of	No. of
Shareholder	Class A Common	Class B Common	Opco Common
	Stock	Stock	Units
Rocky Creek Resources, LLC
C/o Juniper Capital
2727 Allen Parkway, #1850
Houston, TX 77019	-	5,406,141	5,406,141
Attention: Edward Geiser / Tim Gray
Email: legalnotices@juncap.com

JSTX Holdings, LLC
C/o Juniper Capital
2727 Allen Parkway, #1850
Houston, TX 77019	-	17,142,857	17,142,857
Attention: Edward Geiser / Tim Gray
Email: legalnotices@juncap.com
Total:	-	22,548,998	22,548,998

A-1

EXHIBIT B

Form of Plan of Merger

[see attached]

Exhibit B-1

Exhibit B

PLAN OF MERGER

merging

[MERGER SUB],

a [●]

with and into

RANGER OIL CORPORATION,

a Virginia corporation

1.           Merger. [Merger Sub], a [●] (“Merger Sub”) and wholly owned indirect subsidiary of Baytex Energy Corp., a company incorporated under the Business Corporations Act (Alberta) (“Parent”), shall, at the time of issuance of the Certificate of Merger by the State Corporation Commission (the “SCC”) of the Commonwealth of Virginia (or at such later time as may be specified in the Articles of Merger filed with the SCC) (such time being referred to herein as the “Effective Time”), be merged (the “Merger”) with and into Ranger Oil Corporation, a Virginia corporation (“Ranger”). Ranger shall be the surviving corporation (the “Surviving Corporation”) in the Merger and shall continue its corporate existence under the laws of the Commonwealth of Virginia, and the separate corporate existence of Merger Sub shall terminate.

2.            Effects of Merger. At the Effective Time, the Merger shall have the effects set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Ranger and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Ranger and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

3.            Organizational Documents. The articles of incorporation and bylaws of Ranger in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation at and after the Effective Time until thereafter changed or amended as provided therein or by applicable law.

4.            Manner and Basis of Converting Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Ranger or any holder of any securities of Merger Sub or the Ranger,:

(a)            Equity Interests of Merger Sub. All of the equity interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) validly issued, fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of common stock of the Surviving Corporation immediately following the Effective Time.

(b)	Ranger Common Stock.

(i)            Subject to the other provisions of this Section 4, each share of Class A common stock, par value $0.01 per share, of Ranger (“Ranger Class A Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares (as defined below) and any shares of Ranger Class A Common Stock covered by Section 4(d)) (the “Eligible Shares”) shall be converted automatically at the Effective Time into the right to receive: (A) 7.49 validly issued, fully paid and nonassessable Parent Common Shares (the “Share Consideration”), and (B) $13.31 in cash, without interest (the “Cash Consideration” and, together with the Share Consideration, the “Merger Consideration”).

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(ii)            All such shares of Ranger Class A Common Stock shall cease to be outstanding and shall automatically be cancelled and cease to exist. Each holder of a share of Ranger Class A Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h), and (C) any Post-Effective Time Dividends (as defined below), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates (as defined below) or Book-Entry Shares (as defined below), as applicable, in accordance with Section 5(a).

(iii)         Each share of Ranger Common Stock held by Parent or Merger Sub immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be cancelled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.

(c)          Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Ranger Class A Common Stock, or securities convertible or exchangeable into, exercisable for or settled in shares of Ranger Class A Common Stock or (ii) the number of Parent Common Shares, or securities convertible or exchangeable into, exercisable for or settled in Parent Common Shares, in each case issued and outstanding after the date hereof and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Merger Consideration shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the Merger Consideration, subject to further adjustment in accordance with this Section 4(c).

(d)         Treatment of Ranger Equity Awards.

(i)            Ranger TRSU Awards and Ranger PBRSU Awards. Each outstanding award of restricted stock units subject to time-based vesting issued pursuant to Ranger’s 2019 Management Incentive Plan, as may be amended from time to time (the “Ranger Equity Plan”), that is outstanding immediately prior to the Effective Time (each, a “Ranger TRSU Award”), other than those Ranger TRSU Awards held by the Ranger’s non-employee directors (“Director TRSU Awards”), and each outstanding award of restricted stock units subject to performance-based vesting issued pursuant to the Ranger Equity Plan that is outstanding immediately prior to the Effective Time (each, a “Ranger PBRSU Award”) shall be converted into time-vested awards with respect to Parent Common Shares (“Converted Parent TRSU Awards”) at the closing of the Merger (“Closing”), with the number of Parent Common Shares subject to the Converted Parent TRSU Awards equal to the product of (x) the number of shares of Ranger Common Stock subject to the Ranger TRSU Award or Ranger PBRSU Award (at the maximum level of performance), as applicable, multiplied by (y) the sum of (i) the Cash Consideration divided by the volume weighted average price of the Parent Common Shares on the NYSE (as defined below) for the five (5) consecutive trading days immediately prior to the Closing Date (as defined below) as reported by Bloomberg, L.P. and (ii) the Share Consideration, rounded up to the nearest whole Parent Common Share. Converted Parent TRSU Awards in respect of Ranger TRSU Awards will remain subject to the same vesting schedule and Converted Parent TRSU Awards in respect of Ranger PBRSU Awards will be converted based on the number of shares payable upon maximum performance and will remain subject to the same time-vesting schedule; provided, however, that upon (x) an involuntary termination of the holder’s employment or service by Parent, the Ranger or any of their subsidiaries without cause or (y) solely with respect to a Converted Parent TRSU Award that was converted from a Ranger TRSU Award or a Ranger PBRSU Award that had such a provision in the award agreement pursuant to which such Ranger TRSU Award or Ranger PBRSU Award (as applicable) was granted, a resignation by the holder for good reason, in each case, that occurs on or within twelve (12) months following the Effective Time, such awards will immediately vest in full as of such termination date. For the avoidance of doubt, any dividend equivalents that have been accrued with respect to the Ranger TRSU Awards or Ranger PBRSU Awards will become payable ratably if and when such underlying Converted Parent TRSU Award vests.

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(ii)            Director TRSU Awards. Each Director TRSU Award shall vest in full at the Effective Time and, by virtue of the occurrence of the Closing and without any action by the Parties, be cancelled and converted into the right to receive, at the Effective Time, without interest, the Merger Consideration with respect to each share of Ranger Common Stock subject to such Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Director TRSU Award that remain unpaid as of the Effective Time (the “TRSU Consideration”). Following the Effective Time, no such Director TRSU Award that was outstanding immediately prior to the Effective Time shall remain outstanding, and each former holder of a Director TRSU Award shall cease to have any rights with respect thereto, except for the right (if any) to receive the TRSU Consideration in exchange for such Director TRSU Award. No fractional Parent Common Share shall be issued as part of TRSU Consideration, and any such fractional Parent Common Share shall instead be paid in cash in accordance with Section 5(h).

(iii)            Payments with Respect to Director TRSU Awards. As soon as practicable after the Effective Time (but in any event, no later than five (5) Business Days after the Effective Time), the Surviving Corporation or its applicable Affiliate shall pay through its standard accounts payable procedures the cash amounts due pursuant to Section 4(d)(ii). Notwithstanding anything herein to the contrary, in the case of any TRSU Consideration that constitutes non-qualified deferred compensation under Section 409A of the Internal Revenue Code of 1986 and any successor statute, as amended from time to time (the “Code”), Parent, the Surviving Corporation or its applicable Affiliate shall issue or pay such TRSU Consideration, as applicable, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a Tax or penalty under Section 409A of the Code.

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5.             Payment for Securities; Exchange.

(a)          Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with a commercial bank, trust company or transfer agent that is mutually acceptable to the Ranger and Parent to act as agent for the holders of Ranger Class A Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration to which such holders shall become entitled pursuant to this Section 5. Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Section 5 through the Exchange Agent, the Merger Consideration in respect of Eligible Shares pursuant to Section 4(b). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, from time to time as needed, cash sufficient to pay any Post-Effective Time Dividends and to make payments in lieu of fractional shares pursuant to Section 5(h). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 5(a), Section 5(g) and Section 5(h), the Exchange Fund shall not be used for any other purpose. Any cash and Parent Common Shares deposited with the Exchange Agent (including as payment for fractional shares in accordance with 5(h) and any Post-Effective Time Dividends) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Section 5, Parent shall promptly replace, restore or supplement (or cause to be replaced, restored or supplemented) the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Section 5. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Corporation.

(b)         Payment Procedures.

(i)            Certificates. As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding certificate or certificates that immediately prior to the Effective Time represented Eligible Shares (“Certificates”), a notice advising such holders of the effectiveness of the Merger and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Ranger prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 4(b)(i). Upon surrender to the Exchange Agent of a Certificate, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (A) one or more Parent Common Shares (which shall be in uncertificated book entry form) representing, in the aggregate, the whole number of Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 4(b) (after taking into account all shares of Ranger Class A Common Stock then held by such holder) and (B) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 5(h) and Post-Effective Time Dividends.

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(ii)            Non-DTC Book-Entry Shares. Promptly after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book entry (“Book-Entry Shares”) not held through the Depository Trust Ranger (“DTC”), (A) a notice advising such holders of the effectiveness of the Merger, (B) a statement reflecting the number of Parent Common Shares (which shall be in uncertificated book entry form) representing, in the aggregate, the whole number Parent Common Shares, if any, that such holder has the right to receive pursuant to Section 4(b) (after taking into account all shares of Ranger Class A Common Stock then held by such holder) and (C) a check in the amount equal to the applicable aggregate Cash Consideration, the cash payable in lieu of any fractional Parent Common Shares pursuant to Section 5(h) and Post-Effective Time Dividends.

(iii)            DTC Book-Entry Shares. With respect to Book-Entry Shares held through DTC, Parent and the Ranger shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees promptly on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h), if any, and Post-Effective Time Dividends.

(iv)            No interest shall be paid or accrued on any amount payable for Eligible Shares pursuant to this Section 5.

(v)            With respect to Certificates, if payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h), and Post-Effective Time Dividends is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h) and Post-Effective Time Dividends to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h) and Post-Effective Time Dividends shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Ranger as of the Effective Time. Until surrendered as contemplated by this Section 5(b)(v), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h) and any Post-Effective Time Dividends payable in respect of such shares of Ranger Class A Common Stock.

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(c)          Termination of Rights. All Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h) and Post-Effective Time Dividends, paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Ranger Class A Common Stock. At the Effective Time, the stock transfer books of the Ranger shall be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Ranger of the shares of Ranger Class A Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h) and Post-Effective Time Dividends payable in respect of the Eligible Shares previously represented by such Certificates.

(d)         Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Ranger on the 180th day after the Closing Date shall be delivered to Parent or the Surviving Corporation, as applicable, upon demand, and any former Class A common shareholders of the Ranger who have not theretofore received the Merger Consideration, any cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h) and Post-Effective Time Dividends, in each case without interest thereon, to which they are entitled under this Section 5 shall thereafter look only to the Surviving Corporation and Parent for payment of their claim for such amounts.

(e)          No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Ranger Class A Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

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(f)           Lost, Stolen, or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, cash to be paid in lieu of any fractional Parent Common Shares in accordance with Section 5(h) and Post-Effective Time Dividends payable in respect of the shares of Ranger Class A Common Stock formerly represented by such Certificate.

(g)          Distributions with Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made with respect to Parent Common Shares with a record date after the Effective Time (“Post-Effective Time Dividends”) shall be paid to the holder of any unsurrendered Certificate with respect to the whole Parent Common Shares that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional Parent Common Shares shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 5. Following surrender of any such Certificate, there shall be paid to such holder of whole Parent Common Shares issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the Post-Effective Time Dividends theretofore paid with respect to such whole Parent Common Shares, and (ii) at the appropriate payment date, the Post-Effective Time Dividends with a record date prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole Parent Common Shares. For purposes of dividends or other distributions in respect of Parent Common Shares, all whole Parent Common Shares to be issued pursuant to the Merger shall be entitled to Post-Effective Time Dividends pursuant to the immediately preceding sentence as if such whole Parent Common Shares were issued and outstanding as of the Effective Time.

(h)          No Fractional Parent Common Shares. No certificates or scrip or shares representing fractional Parent Common Shares shall be issued upon the exchange of Eligible Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of Parent Common Shares. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Shares (after taking into account all Certificates and Book-Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Shares multiplied by (ii) the volume weighted average price of the Parent Common Shares on the NYSE for the five (5) consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. Promptly after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The payment of cash in lieu of fractional Parent Common Shares is not a separately bargained for consideration but merely represents a mechanical rounding off of the fractions in the exchange.

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(i)            Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Ranger, the Surviving Corporation, Merger Sub, the Exchange Agent, each of their respective Affiliates and any other applicable withholding agent shall be entitled to deduct or withhold from any amounts otherwise payable to any Person pursuant to this Plan of Merger any amount required to be deducted or withheld under applicable Law (and, for the avoidance of doubt, to the extent any deduction or withholding is required in respect of the delivery of any Parent Common Shares pursuant to this Agreement, the applicable withholding agent may withhold or deduct from the Cash Consideration and/or a portion of the Parent Common Shares otherwise deliverable hereunder may be withheld); provided, however, that except in the case of withholding required under applicable Law in respect of any consideration payable pursuant to Section 4(d) or Section 5(h) and Post-Effective Time Dividends, (i) to the extent any Party becomes aware of any obligation to deduct or withhold from amounts otherwise payable, issuable or transferable to or by any Person pursuant to this Agreement, such Party shall use commercially reasonable efforts to notify the other relevant Parties as soon as reasonably practicable, and (ii) the applicable withholding agent shall use commercially reasonable efforts to consult with the Ranger or applicable recipient in good faith to determine whether such deduction or withholding is required and shall reasonably cooperate with the Ranger or applicable recipient to minimize the amount of any applicable deduction or withholding. To the extent that amounts are properly deducted or withheld and paid over to the relevant Taxing Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person with respect to which such amounts would have been paid absent such deduction or withholding, and if withholding is taken in Parent Common Shares, the relevant withholding agent shall be treated as having sold such Parent Common Shares on behalf of such Person for an amount of cash equal to the fair market value thereof at the time of such withholding and paid such cash proceeds to the relevant Taxing Authority.

6.               Amendment. Subject to the terms of the Agreement and Plan of Merger, dated [●], by and between [Parent] and Ranger (the “Merger Agreement”), this Plan of Merger may be amended by the boards of directors of Ranger and Merger Sub at any time prior to the Effective Time; provided, however, that any amendment made subsequent to the approval of this Plan of Merger by the shareholders of Ranger and Merger Sub shall not:

(a)           alter or change the amount or kind of shares or other securities, eligible interests, obligations, rights to acquire shares, other securities or eligible interests, cash or other property to be received under the plan by the shareholders of or owners of eligible interests in Ranger;

(b)          alter or change any of the other terms or conditions of this Plan of Merger if the change would adversely affect such shareholders of Ranger in any material respect; or

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(c)           alter or change any term of the organizational documents of Ranger or Merger Sub, except as permitted by Section 13.1-706 of the VSCA.

7.            Abandonment. At any time prior to the Effective Time, the Merger may be abandoned, subject to the terms of the Merger Agreement, without further shareholder action in the manner determined by the boards of directors of Ranger and Merger Sub. Written notice of such abandonment shall be filed with the SCC prior to the Effective Time.

8.            Defined Terms. As used in this Plan of Merger, the following terms shall have the meaning set forth below:

(a)           “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise; provided, that, for the avoidance of doubt, no portfolio company of Juniper Capital Advisors, L.P. shall be an Affiliate of Ranger for purposes of this Plan of Merger. For purposes of this definition, “control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(b)          “Closing Date” shall mean the date on which the Closing occurs.

(c)           “Governmental Entity” shall mean any federal, state, provincial, territorial, tribal, local or municipal court, governmental, regulatory or administrative agency, ministry or commission or other governmental authority or instrumentality, domestic or foreign (which entity has jurisdiction over the applicable Person), or public or private arbitral body.

(d)          “Law” shall mean any law, by-law, rule, regulation, ordinance, code, act, statute, injunction, ruling, award, decree, writ, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law and the rules and regulations of any applicable stock exchange.

(e)          “NYSE” shall mean the New York Stock Exchange.

(f)          “Parent Common Shares” shall mean the common shares, without nominal or par value, in the capital of Parent.

(g)         “Party” shall mean a party to this Plan of Merger and Parent, except as the context may otherwise require.

(h)         “Person” shall mean any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

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(i)           “Ranger Common Stock” shall mean each share of Class B common stock, par value $0.01 per share, of Ranger together with Ranger Class A Common Stock.

(j)           “Taxes” shall mean any and all taxes and charges, levies or other assessments in the nature of a tax, including income, gross receipts, license, payroll, employment, stamp, occupation, windfall profits, environmental, capital stock, social security, unemployment, disability, transfer, registration, ad valorem, alternative or add on minimum, estimated, corporate, capital, excise, property, sales, use, turnover, value-added and franchise taxes, deductions, withholdings, custom duties, liability in connection with any deemed overpayment of Taxes under section 125.7 of the Canada Tax Act, and other similar assessments in the nature of a tax together with all interest, penalties, and additions thereto, imposed by any Taxing Authority.

(k)          “Taxing Authority” shall mean any Governmental Entity having jurisdiction over the administration or imposition of any “Tax.” means any Governmental Entity having jurisdiction over the administration or imposition of any Tax.

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EXHIBIT C

Pre-Closing Restructuring Transactions

[see attached]

Exhibit C-1

Exhibit C

Pre-Closing Restructuring Transactions

(a)            To the extent commercially reasonable, effective prior to the Closing Date, cause ROCC Oil & Gas, L.P., a Texas limited partnership, to convert and redomesticate from a Texas limited partnership to a Delaware limited liability company (as so converted and redomesticated, “ROCC O&G LLC”); and

(b)            Following the Parent Shareholder Meeting and Parent having obtained the Parent Shareholder Approval, the Company shall cooperate with Parent in good faith, to (i) to the extent commercially reasonable, cause to be completed immediately prior to or concurrently with Closing, or (ii) facilitate Parent’s ability to cause to be completed promptly after Closing:

(i)            each of ROCC Oil & Gas, LLC, a Virginia limited liability company, ROCC Oil & Gas GP LLC, a Delaware limited liability company, and ROCC Oil & Gas LP LLC, a Delaware limited liability company, to merge with and into ROCC O&G LLC, with ROCC O&G LLC surviving the mergers;

(ii)            each Subsidiary of Opco (except those described under paragraphs (a) and (b)(i) above, collectively, the “Opco Subsidiaries”) that is organized outside of Delaware to redomesticate to the state of Delaware; and

(iii)            each Opco Subsidiary to be merged or liquidated into another Subsidiary of Opco or into Opco, or otherwise eliminated, as determined by Parent in its reasonable discretion;

provided, that, the Company shall not be required to take any action pursuant to this Exhibit C that would:

(U)            in the case of paragraph (a) of this Exhibit C, be consummated at such time that any usatisfied and unwaived condition in favor of Parent or Company in Article VII is incapable of being satisfied;

(V)            in the case of paragraph (b) of this Exhibit C, be consummated prior to such time that (i) Parent has irrevocably confirmed in writing that all of the conditions in favor of Parent in Article VII have been either satisfied or waived (other than conditions that, by their nature, are to be satisfied at or concurrently with the Closing and which were, as of such date, capable of being satisfied) and that, subject to any remaining conditions being satisfied, Parent is prepared to proceed with the completion of the Transactions, and (ii) the Company is reasonably satisfied that all of the conditions in favor of the Company in Article VII have been satisfied or waived (other than conditions that, by their nature, are to be satisfied at or concurrently with the Closing and which were, as of such date, capable of being satisfied); provided, however, that to the extent reasonably acceptable to Parent, the effectiveness of any filings may be delayed until all conditions in Article VII have been satisfied or waived;

Exhibit C

(W)            require any consent, waiver, notice or approval that cannot be obtained after using commercially reasonable efforts to do so, or give rise to (or accelerate) any right of termination under, or result in any breach by the Company or any of its Subsidiaries of any Contract to which the Company or any of its Subsidiaries is a party;

(X)            result in any breach by the Company or any of its Subsidiaries of their respective Organizational Documents or applicable Law;

(Y)            impair the ability of the Company to consummate the Transactions; or

(Z)            materially delay the consummation of the Transactions.

Exhibit C

APPENDIX C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

See attached.

APPENDIX C

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial statements combine the historical financial information of Baytex Energy Corp. (“Baytex” or the “Company”) and Ranger Oil Corporation (“Ranger”) using the information from Baytex’s and Ranger’s audited historical financial statements as of and for the year ended December 31, 2022, which have been incorporated by reference into this proxy statement/prospectus.

The Baytex consolidated statement of financial position as at December 31, 2022 and the Baytex consolidated statement of income and comprehensive income for the year ended December 31, 2022, were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are presented in Canadian dollars (“CAD”). The Ranger consolidated balance sheet as at December 31, 2022 and the Ranger consolidated statement of operations for the year ended December 31, 2022 were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are presented in U.S. dollars (“USD”). The unaudited pro forma consolidated financial statements are presented in CAD and in accordance with IFRS.

The Transactions and Financing Transactions

On February 27, 2023, Baytex entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Ranger pursuant to which Ranger and Baytex would combine through the merger of an indirect wholly owned subsidiary of Baytex (“merger sub”) with and into Ranger (the “company merger”), with Ranger continuing its existence as the surviving corporation following the company merger (the “surviving corporation”) as an indirect wholly owned subsidiary of Baytex. The transactions contemplated by the Merger Agreement, including the company merger, and the payment of related fees and expenses, are collectively referred to as the “Transactions”.

On February 27, 2023, Canadian Imperial Bank of Commerce (“CIBC”), Royal Bank of Canada (“RBC”) and The Bank of Nova Scotia (“BNS”) entered into a debt commitment letter with Baytex providing for certain debt financing, the proceeds of which will be used, in part, to fund a portion of the cash consideration and expenses of the Transactions. The transactions contemplated by the debt commitment letter, including the repayment, refinancing or redemption of existing Ranger and Baytex indebtedness, are referred to as the “Financing Transactions.”

Additional information on the Transactions and the Financing Transactions is provided in Note 1 to the unaudited pro forma consolidated financial statements. Capitalized terms used in the unaudited pro forma consolidated financial statements that are not defined above are defined in Note 1. The unaudited pro forma consolidated financial statements include the following adjustments for the Transactions and the Financing Transactions:

•	total merger consideration of C$2.3 billion comprised of (i) the non-cash estimated share value of C$1.5 billion, which is based on 7.49 Baytex common shares being issued per share of Ranger Class A common stock and 41.6 million shares of Ranger common stock outstanding on March 27, 2023 (including shares to be issued in the Opco Unit Exchange and shares to be issued in respect of certain Ranger outstanding restricted stock unit awards), multiplied by a share price of C$4.92, which is the closing share price of the Baytex common shares on the TSX on March 27, 2023; (ii) cash consideration of approximately C$0.8 billion, based on payment of US$13.31 per share of Ranger Class A common stock outstanding at closing and 41.6 million shares of Ranger common stock outstanding on March 27, 2023, converted from USD to CAD at a rate of $1.35; and (iii) the estimated non-cash share award consideration of C$34.2 million for Ranger equity awards outstanding at closing (other than those taken into account in the foregoing clauses (i) and (ii)), which will be converted to time-vested Baytex share awards.

•	The number of Baytex share awards to be issued to each Ranger employee holding Ranger equity awards as of immediately prior to closing of the Transactions is equal to: (i) the number of such Ranger equity awards (assuming maximum performance multipliers, if applicable); multiplied by (ii) the sum of: (a) US$13.31 divided by the volume weighted average price of the Baytex common shares on the NYSE for the five consecutive trading days immediately prior to the closing date as reported by Bloomberg, L.P. and (b) 7.49, rounded up to the nearest whole Baytex common share. Based on 1.0 million Ranger equity awards outstanding, assuming maximum performance multipliers (if applicable), at March 27, 2023, and a share price of US$3.61, which is the closing share price of the Baytex common shares on the NYSE on March 27, 2023, an estimated 11.4 million Baytex share awards would be issued to Ranger employees. The value of this consideration is calculated as the amortized value of the Baytex share awards issued based on the elapsed service period as of December 31, 2022 and the retained historical vesting dates of the Ranger awards.

•	the use of proceeds of US$1.2 billion (C$1.6 billion) from borrowings pursuant to the Financing Transactions to fund the US$0.6 billion (C$0.8 billion) cash portion of the merger consideration, to repay US$0.6 billion (C$0.8 billion) existing indebtedness of Ranger and to pay related fees, costs and expenses;

•	adjustments to convert the historical financial statements of Ranger prepared in accordance with GAAP to IFRS and to conform to the accounting policies used by Baytex;

•	adjustments to translate the Ranger consolidated balance sheet as at December 31, 2022 from USD to CAD using the period end exchange rate of $1.35 and the Ranger consolidated statement of operations for the year ended December 31, 2022 from USD to CAD using the 2022 average exchange rate of $1.30; and

•	adjustment to present petroleum and natural gas sales and royalty expense on a gross basis on the unaudited pro forma consolidated statement of income, consistent with Baytex’s presentation practices; the Ranger historical consolidated statement of operations presents revenues net of royalty interests.

The unaudited pro forma consolidated financial statements contained herein do not reflect the costs of any integration activities or benefits that may result from the realization of future cost savings from operating efficiencies, or any other synergies that may result from the Transactions.

The unaudited pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma consolidated financial statements, which Baytex management believes are reasonable. The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to represent what the actual combined financial information would have been if the Transactions and the Financing Transactions actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. If the Transactions and the Financing Transactions are completed, the actual adjustments to the consolidated financial statements of Baytex will depend on a number of factors and actual results may differ materially from the estimates used within the accompanying unaudited pro forma consolidated financial statements.

In accordance with IFRS, Baytex will account for the Transactions using the acquisition method of accounting for business combinations. Accordingly, the total purchase consideration paid by Baytex in connection with the Transactions will be allocated to Ranger’s identifiable assets and liabilities based on their fair values as of the closing of the Transactions. Any excess of the total purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed from Ranger at their respective fair value will be recorded as goodwill. Conversely, any excess of the fair value of the identifiable assets acquired and liabilities assumed from Ranger at their respective fair values over the total purchase consideration would be recorded as a gain on acquisition. Ranger’s operating results will be included in Baytex’s consolidated results of operations only for periods subsequent to the closing of the Transactions.

The unaudited pro forma consolidated financial information presented in this proxy statement/prospectus has been derived from the audited historical financial statements of Baytex and Ranger as of and for the fiscal year ended December 31, 2022. The unaudited pro forma consolidated statement of financial position as at December 31, 2022 presents the financial position of Baytex and Ranger giving pro forma effect to the Transactions and the Financing Transactions as if the Transactions and the Financing Transactions had occurred on December 31, 2022. The unaudited pro forma consolidated statement of income for the year ended December 31, 2022 presents the results of operations of Baytex and Ranger giving pro forma effect to the Transactions and the Financing Transactions as if the Transactions and the Financing Transactions had occurred on January 1, 2022.

The unaudited pro forma consolidated financial statements should be read in conjunction with the “Management’s Discussion and Analysis” of each of Baytex and Ranger, along with the related separate historical consolidated financial statements and related notes incorporated by reference herein. For more information, see the section titled “Where You Can Find More Information” and the risk factors described in the section titled “Risk Factors.”

Unaudited Pro Forma Consolidated Statement of Financial Position
(in thousands of Canadian dollars, unless otherwise indicated) (unaudited)

As of December 31, 2022	Baytex	USD Ranger	CAD Ranger (Note 3a)	Presentation conforming adjustments	Note	Pro forma adjustments	Note	Pro forma consolidated
	IFRS	GAAP	GAAP	IFRS				IFRS
ASSETS
Current assets
Cash	$5,464	$7,592	$10,275	$—		$—		$15,739
Trade and other receivables	228,485	139,715	189,083	—		—		417,568
Financial derivatives	10,105	30,030	40,641	—				50,746
Prepaid and other assets	—	22,264	30,131	—		(30,131)	5a	—
Assets held for sale	—	1,186	1,605	—		(1,605)	5a	—
	244,054	200,787	271,735	—		(31,736)		484,053
Non-current assets
Exploration and evaluation assets	168,684	—	—	—		—		168,684
Oil and gas properties	4,620,766	1,809,000	2,448,210	(11,253)	3b	981,640	5a	8,039,363
Other plant and equipment	6,568	4,420	5,982	6,898	3b	—		19,448
Lease assets	6,453	—	—	—		—		6,453
Deferred income tax asset	57,244	—	—	—		—		57,244
	$5,103,769	$2,014,207	$2,725,927	$(4,355)		$949,904		$8,775,245
LIABILITIES
Current liabilities
Trade and other payables	$272,195	$265,609	$359,462	$—		$104,885	5b	$736,542
Financial derivatives	—	67,933	91,937	—				91,937
Lease obligations	3,521	—	—	—		—		3,521
Bridge loan	—	—	—	—		667,202	5c	667,202
Asset retirement obligations	12,813	—	—	—		—		12,813
	288,529	333,542	451,399	—		772,087		1,512,015
Non-current liabilities
Other payables	9,209	9,934	13,444	(11,653)	3b	—		11,000
Financial derivatives	—	3,416	4,623	—		—		4,623
Credit facilities	383,031	—	—	286,615	3b	632,240	5c	1,301,886
Long-term notes	547,598	—	—	526,235	3b	(526,235)	5d	547,598
Long term debt, net	—	604,077	817,528	(817,528)	3b	—		—
Lease obligations	3,017	—	—	—				3,017
Asset retirement obligations	576,110	—	—	11,976	3b	67,229	5e	655,315
Deferred income tax liability	265,858	6,216	8,412	—		(96,025)	5f	178,245
	2,073,352	957,185	1,295,406	(4,355)		849,296		4,213,699
SHAREHOLDERS’ EQUITY
Shareholders’ capital	5,499,664	192	260	—		1,532,594	5g	7,032,518
Paid-in capital	—	220,062	297,821	(297,821)	3b	—		—
Contributed surplus	89,879	—	—	297,821	3b	(263,610)	5h	124,090
Accumulated other comprehensive income	756,195	(111)	(150)	—		150	5h	756,195
Noncontrolling interest	—	572,623	774,959	—		(774,959)	5h	—
Retained earnings (deficit)	(3,315,321)	264,256	357,631	—		(393,567)	5i	(3,351,257)
	3,030,417	1,057,022	1,430,521	—		100,608		4,561,546
	$5,103,769	$2,014,207	$2,725,927	$(4,355)		$949,904		$8,775,245

See accompanying notes to the unaudited pro forma consolidated financial statements.

Unaudited Pro Forma Consolidated Statement of Income
(in thousands of Canadian dollars, except per common share amounts and weighted average common shares or if otherwise indicated) (unaudited)

Year Ended December 31, 2022	Baytex	USD Ranger	CAD Ranger (Note 3a)	Presentation conforming adjustments	Note	Pro forma adjustments	Note	Pro forma consolidated
	IFRS	GAAP	GAAP	IFRS				IFRS
Revenue, net of royalties
Petroleum and natural gas sales	$2,889,045	$1,145,189	$1,490,120	$436,525	3d	$—		$4,815,690
Royalties	(562,964)	—	—	(505,147)	3c,d	—		(1,068,111)
	2,326,081	1,145,189	1,490,120	(68,622)		—		3,747,579
Expenses
Operating	422,666	—	—	125,291	3c	—		547,957
Transportation	48,561	—	—	45,335	3c	—		93,896
Lease Operating	—	85,792	111,633	(111,633)	3c	—		—
Gathering, processing and transportation	—	36,698	47,751	(47,751)	3c	—		—
Production and ad valorem taxes	—	61,377	79,864	(79,864)	3c	—		—
Blending and other	189,454	—	—	—		—		189,454
General and administrative	50,270	40,972	53,313	(7,227)	3c	—		96,356
Transaction costs	—	—	—	—		100,843	6a	100,843
Exploration and evaluation	30,239	—	—	—		—		30,239
Depletion and depreciation	587,050	244,455	318,085	—		201,776	6b	1,106,911
Impairment reversal	(267,744)	—	—	—		—		(267,744)
Share-based compensation	29,056	—	—	7,227	3c	—		36,283
Financing and interest	104,817	46,774	60,862	—		14,185	6c	179,864
Financial derivatives loss	199,010	162,672	211,669	—		—		410,679
Foreign exchange loss (gain)	43,441	—	—	—		—		43,441
Gain on dispositions	(4,898)	—	—	—		—		(4,898)
Other expense (income)	3,244	(2,255)	(2,934)	—		—		310
	1,435,166	676,485	880,243	(68,622)		316,804		2,563,591
Net income before income taxes	890,915	468,704	609,877	—		(316,804)		1,183,988
Income tax expense
Current income tax expense	3,594	764	994	—		—		4,588
Deferred income tax expense	31,716	3,422	4,453	—		59,291	6d	95,460
	35,310	4,186	5,447	—		59,291		100,048
Net income	$855,605	$464,518	$604,430	$—		$(376,095)		$1,083,940
Net income per common share
Basic	$1.53							$1.25
Diluted	$1.52							$1.22
Weighted average common shares
Basic	557,986						6e	869,150
Diluted	563,835						6e	886,399

See accompanying notes to the unaudited pro forma consolidated financial statements.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements

As of and for the year ended December 31, 2022

1.	DESCRIPTION OF THE TRANSACTIONS

On February 27, 2023, Baytex entered into the Merger Agreement with Ranger pursuant to which Ranger and Baytex would combine through the merger of merger sub, an indirect wholly owned subsidiary of Baytex, with and into Ranger, with Ranger continuing its existence as the surviving corporation following the company merger as an indirect wholly owned subsidiary of Baytex. Immediately prior to the company merger, the holders of shares of Ranger’s Class B common stock and common units in ROCC Energy Holdings, L.P. will exercise their right to exchange (the “Opco Unit Exchange”) all of such shares of Ranger Class B common stock and Opco common units for Ranger’s Class A common stock. To effect the company merger, each share of Ranger Class A common stock, issued and outstanding immediately prior to the merger effective time (including any shares issued pursuant to the Opco Unit Exchange other than certain excluded shares as described in the Merger Agreement) will be converted into the right to receive (i) 7.49 validly issued, fully paid and non-assessable Baytex common shares (the “share consideration”) and (ii) US$13.31 in cash, without interest (the “cash consideration” and, together with the share consideration, the “merger consideration”).

The merger consideration has been estimated to be valued at approximately $2.3 billion (US$1.7 billion) comprised of (i) the non-cash estimated share consideration of C$1.5 billion, which is based on 7.49 Baytex common shares being issued per share of Ranger Class A common stock and 41.6 million shares of Ranger common stock, including shares to be issued in the Opco Unit Exchange and shares to be issued in respect of certain outstanding Ranger restricted stock unit awards, outstanding as of March 27, 2023, multiplied by a share price of C$4.92, which is the closing share price of the Baytex common shares on the TSX on March 27, 2023; (ii) cash consideration of approximately C$0.8 billion, based on a payment of US$13.31 per share of Ranger Class A common stock outstanding at closing and 41.6 million shares of Ranger common stock outstanding on March 27, 2023, converted from USD to CAD at a rate of 1.35; and (iii) estimated non-cash share award consideration of C$34.2 million for Ranger equity awards outstanding at closing, which will be converted in time-vested Baytex share awards. The number of Baytex share awards to be issued to each Ranger employee holding Ranger equity awards as of immediately prior to the closing of the Transactions is equal to: (a) the number of such Ranger equity awards (assuming maximum performance multipliers, if applicable); multiplied by (b) the sum of: (I) US$13.31 divided by the volume weighted average price of Baytex common shares on the NYSE for the five consecutive trading days immediately prior to the closing date as reported by Bloomberg, L.P. and (II) 7.49, rounded up to the nearest whole Baytex common share. Based on 1.0 million Ranger equity awards outstanding, assuming maximum performance multipliers (if applicable), at March 27, 2023, and a share price of US$3.61, which is the closing share price of the Baytex common shares on the NYSE on March 27, 2023, an estimated 11.4 million Baytex share awards would be issued to Ranger employees. The value of this consideration is calculated as the amortized value of the Baytex share awards issued based on the elapsed service period as of December 31, 2022 and the retained historical vesting dates of the Ranger awards. The actual merger consideration will be calculated based on the trading price of Baytex common shares on the TSX and the NYSE, the USD to CAD exchange rate and the number of shares of Ranger Class A common stock outstanding at closing, which is expected to occur late in the second quarter of 2023, subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement — Conditions to Completion of the Merger”.

On February 27, 2023, CIBC, RBC and BNS entered into a debt commitment letter with Baytex providing for certain debt financing, the proceeds of which will be used, in part, to fund a portion of the cash consideration and expenses of the Transactions. Pursuant to the debt commitment letter, CIBC, RBC and BNS have committed to provide a new US$1.0 billion revolving credit facility (the “Baytex new bank facility”) and a US$250 million term credit facility (the “Baytex term loan”), and CIBC and RBC have committed to provide a 364-day bridge loan facility in an aggregate principal amount of US$500 million (the “Baytex bridge loan”). The Baytex bridge loan bears interest at the secured overnight financing rate (“SOFR”) plus a margin with 90-day step-ups. The Baytex term loan bears interest at SOFR plus a margin. The Baytex new bank facility bears interest at SOFR plus a margin. The Baytex bridge loan does not have the option to convert into an extended term loan or debt securities and will instead mature after 364 days.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

For the purposes of these unaudited pro forma consolidated financial statements, Baytex has assumed that the proceeds from the Baytex bridge loan and Baytex term loan, along with a draw under the Baytex new bank facility will be used to pay the cash consideration, refinance and extinguish the existing debt of Ranger and pay related fees and expenses.

2.	BASIS OF PRESENTATION

These unaudited pro forma consolidated financial statements (the “pro forma information”) of Baytex have been prepared in connection with the Transactions and the Financing Transactions for inclusion in Baytex’s management information circular and Baytex’s and Ranger’s proxy statement/prospectus. The pro forma information gives pro forma effect to the Transactions and the Financing Transactions by applying pro forma adjustments to Baytex’s and Ranger’s historical consolidated financial statements in accordance with IFRS. The pro forma reporting entity includes Baytex and its subsidiaries as at December 31, 2022 as well as Ranger and its subsidiaries as at December 31, 2022.

The unaudited pro forma consolidated statement of financial position as at December 31, 2022 gives effect to the Transactions and the Financing Transactions and assumptions described herein as if the Transactions and Financing Transactions had occurred on December 31, 2022. The unaudited pro forma consolidated statement of income for the year ended December 31, 2022 gives effect to the Transactions and the Financing Transactions and assumptions described herein as if the Transactions and the Financing Transactions had occurred on January 1, 2022. The accounting policies used in the preparation of the pro forma financial information are those set out in Baytex’s audited consolidated financial statements as at and for the year ended December 31, 2022, which were prepared in accordance with IFRS. The pro forma information has been prepared from information derived from and should be read in conjunction with:

•	Baytex’s audited consolidated statement of financial position as at December 31, 2022 and Baytex’s audited consolidated statement of income and comprehensive income for the year ended December 31, 2022, together with the accompanying notes (collectively referred to as the “Baytex historical consolidated financial statements”); and

•	Ranger’s audited consolidated balance sheet as at December 31, 2022 and Ranger’s audited consolidated statement of operations for the year ended December 31, 2022, together with the accompanying notes (collectively referred to as the “Ranger historical consolidated financial statements”).

The Baytex historical consolidated financial statements were prepared in accordance with IFRS and are presented in CAD. The Ranger historical consolidated financial statements were prepared in accordance with GAAP and are presented in USD. For purposes of preparing the unaudited pro forma consolidated financial statements, adjustments have been made to the Ranger historical consolidated financial statements to convert those financial statements to IFRS and present the information in CAD. In addition, adjustments have been made to conform the accounting policies of Ranger to the accounting policies used by Baytex as described in the notes to the Baytex historical consolidated financial statements.

The unaudited pro forma consolidated financial statements have been prepared in accordance with IFRS, using the acquisition method of accounting in accordance with IFRS 3, Business Combinations (“IFRS 3”), which will establish a new basis of accounting for all of Ranger’s identifiable assets acquired and liabilities that will be assumed at fair value as of the closing of the Transactions and are subject to change. Baytex will be the acquirer for accounting purposes and Ranger will be the acquiree, based on factors considered at the time of preparation. The purchase accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Baytex intends to complete the valuations and other assessments upon completion of the Transactions and will finalize the purchase equation as soon as practicable. The various assets and liabilities of Ranger have been measured based on preliminary estimates.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

Differences between these preliminary estimates and the final purchase accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma consolidated financial statements and the future results of operations and financial results of Baytex. The unaudited pro forma consolidated financial statements have not been adjusted to give effect to certain expected financial benefits of the Transactions, such as tax savings, cost synergies or revenue enhancements, or the anticipated costs to achieve these benefits, including the cost of integration or restructuring activities.

The unaudited pro forma adjustments are based upon available information and certain assumptions as described in the accompanying notes to the unaudited pro forma consolidated financial statements, which Baytex management believes are reasonable. The unaudited pro forma consolidated financial statements are presented for informational purposes only and do not purport to represent what the actual combined financial information would have been if the Transactions and the Financing Transactions actually occurred on the dates indicated, nor are they necessarily indicative of future combined results of operations or combined financial condition. If the proposed Transactions and Financing Transactions are completed, the actual adjustments to the consolidated financial statements of Baytex will depend on a number of factors and actual results may differ materially from the estimates used within the accompanying unaudited pro forma consolidated financial statements.

3.	PRESENTATION CONFORMING ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The Ranger historical consolidated financial statements were prepared in accordance with GAAP and presented in USD. For purposes of the unaudited pro forma consolidated financial statements, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS and presented in CAD, which is the presentation currency of Baytex. The adjustments made to the Ranger historical consolidated financial statements are described below including certain conforming adjustments to align with Baytex’s presentation and accounting policies.

a.	The Ranger consolidated balance sheet as at December 31, 2022 was translated from USD to CAD using the period end exchange rate of $1.35. The Ranger consolidated statement of operations for the year ended December 31, 2022 was translated from USD to CAD using the 2022 average exchange rate of $1.30.

b.	Reflects presentation conforming adjustments to reclassify and/or combine certain asset and liability balances presented separately, or under different headings, on the face of the Ranger consolidated balance sheet as at December 31, 2022.

c.	Reflects presentation conforming adjustments to reclassify and combine certain income and expense amounts presented separately, or under different headings, on the face of the Ranger consolidated statement of operations for the year ended December 31, 2022.

d.	Reflects the adjustment to present petroleum and natural gas sales and royalty expense on a gross basis on the pro forma consolidated statement of income, consistent with Baytex’s presentation practices. The Ranger historical consolidated statement of operations presents revenues net of royalty interests.

4.	ESTIMATED PRELIMINARY PURCHASE EQUATION

The Transactions will be accounted for as a business combination using the acquisition method of accounting whereby the assets acquired and liabilities assumed are recognized at their fair value, with limited exceptions. The fair values assigned to the net assets acquired are preliminary and based estimates and assumptions based on information available at the time of preparation of these unaudited pro forma consolidated financial statements. Accordingly, these estimates may be adjusted in the future.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

Consideration (in thousands of Canadian dollars)
Share consideration	$1,532,854
Cash consideration	748,334
Share award consideration	34,211
Total consideration	$2,315,399
Fair value of net assets of Ranger acquired (in thousands of Canadian dollars)
Oil and gas properties	$3,377,072
Other plant and equipment	12,880
Working capital	(213,322)
Financial derivatives	(55,919)
Ranger credit facility	(290,970)
Ranger senior notes	(546,753)
Asset retirement obligations	(37,680)
Deferred income tax asset	70,091
Net assets acquired	$2,315,399

The following assumptions have been applied in determining the above estimates:

A.	Merger Consideration and Purchase Equation

The estimated total merger consideration of approximately $2.3 billion includes estimated share consideration of $1.5 billion, estimated cash consideration of C$0.8 billion and estimated share award consideration of $34.2 million. The sources and uses of financing are set forth in the following table and are converted from USD to CAD at a rate of $1.35 to reflect the Transactions in the presentation currency of Baytex.

Sources (in thousands of Canadian dollars)
Accounts payable and accrued liabilities	$104,885
Baytex new bank facility (principal excluding deferred issue costs)	599,464
Baytex bridge loan	667,202
Baytex term loan	338,338
Baytex common shares	1,532,854
Baytex share awards	34,211
Total sources	$3,276,954
Uses (in thousands of Canadian dollars)
Purchase price	$2,315,399
Ranger credit facilities (principal)	290,970
Ranger senior notes (principal including change in control premium)	546,753
Transaction and financing costs	123,832
Total uses	$3,276,954

The estimated share consideration of C$1.5 billion was determined based on 7.49 Baytex common shares being issued per share of Ranger Class A common stock outstanding and 41,550,599 shares or Ranger common stock issued and outstanding on March 27, 2023, including (i) 18,982,425 shares of Ranger Class A common stock and (ii) 22,548,998 shares of Ranger Class B common stock and 19,176 DSUs that will be converted into shares of Ranger Class A common stock at closing, for an estimated aggregate total of 311,213,987 Baytex common shares to be issued. The estimated 311.2 million Baytex common shares issued is multiplied by the share price of $4.92, which is the closing share price of the Baytex common shares on the TSX on March 27, 2023 (the most recent practicable date for the preparation of these unaudited pro forma consolidated financial statements) to calculate total share consideration. The estimated cash consideration is based on payment equal to US$13.31 per share of Ranger common stock outstanding and 41.6 million shares of Ranger common stock outstanding on March 27, 2023, converted from USD to CAD at a rate of $1.35. The estimated non-cash share award consideration of C$34 million relates to the amortized value of Ranger equity awards outstanding at closing (other than DSUs that will be converted into shares of Ranger Class A common stock at closing), which will be converted into time-vested Baytex share awards. The number of Baytex share awards to be issued to each Ranger employee holding Ranger equity awards as of immediately prior to the closing of the Transactions is equal to: (i) the number of such Ranger equity awards outstanding (assuming maximum performance multipliers, if applicable); multiplied by (ii) the sum of: (a) US$13.31 divided by the volume weighted average price of the Baytex common shares on the NYSE for the five consecutive trading days immediately prior to the closing date as reported by Bloomberg, L.P. and (b) 7.49, rounded up to the nearest whole Baytex common share. Based on 1.0 million Ranger equity awards outstanding at March 27, 2023, assuming maximum performance multipliers (if applicable), and a share price of US$3.61, which is the closing share price of the Baytex common shares on the NYSE on March 27, 2023, an estimated 11.4 million Baytex share awards would be issued to Ranger employees. The value of the share award consideration is calculated as the amortized value of the Baytex share awards issued based on the elapsed service period as of December 31, 2022 and the retained historical vesting dates of the Ranger awards.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

The total merger consideration will change based on fluctuations in the share price of the Baytex common shares on the TSX and the NYSE, the CAD:USD exchange rate and the number of shares of Ranger common stock and Ranger equity awards outstanding at the completion of the Transactions. Determinations of fair value often require management to make assumptions and estimates about future events. The purchase equation is preliminary as the Transactions have not closed as of the date of the pro forma information. As described in Note 2, the final purchase equation will be based on the fair value of the net assets purchased at the closing date of the proposed company merger and other information available at that time. There may be material differences from this pro forma purchase price equation as a result of finalizing the valuation.

A $1 change in Baytex’s share price upon closing would have a $311.2 million impact on total merger consideration. A $0.10 change in the CAD:USD exchange rate upon closing would have a $171.1 million impact on total merger consideration.

B.	Oil and gas properties

The fair value of oil and gas properties acquired was estimated based on their fair value calculated as the present value of the estimated future cash flows after-tax associated with proved plus probable oil and gas reserves discounted at 14.1%. Baytex’s independent reserve evaluators have provided a preliminary assessment of Ranger’s proved plus probable reserves as at December 31, 2022, which was adjusted for forecasted commodity prices as of March  2023.

A 1% change in the discount rate would have a $99.4 million impact on the fair value of oil and gas properties.

C.	Other plant and equipment, working capital, financial derivatives, credit facilities and senior notes

Baytex has assumed that the carrying value is equal to fair value for other plant and equipment, working capital and financial derivatives. Additionally, fair value of each of the Ranger credit facilities and Ranger senior notes is assumed to be equal to the principal balance outstanding at December 31, 2022, plus the change in control offer premium Baytex is obligated to make pursuant to the terms of the Ranger senior notes. Working capital also includes $51.4 million for transaction costs directly attributable to the Transactions expected to be incurred by Ranger prior to closing.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

D.	Asset retirement obligations

The fair value of asset retirement obligations was determined based on preliminary estimates of expected expenditures as at December 31, 2022 and discounted using a credit-adjusted risk-free rate of 7.7%.

E.	Deferred income tax asset

The deferred income tax asset was determined by applying statutory tax rates to the temporary differences between the fair value of assets acquired and liabilities assumed and the related tax pools. Ranger previously calculated the deferred tax liability based on the public share of these temporary differences, which was approximately 46.8% at December 31, 2022. Following the Transactions the noncontrolling interest reported in Ranger’s historical consolidated financial statements will be converted to common interest. The value of the deferred tax asset includes the increase in temporary differences previously attributed to the noncontrolling interest, the increase in tax pools inherited following the close of the Transactions, as well as the recognition of deferred tax assets which were previously unrecognized. The federal deferred tax assets which were previously unrecognized are now fully offset by federal deferred tax liabilities, which enable them to be recognized in full.

The deferred tax asset does not adjust for potential synergies that could result from restructuring or other discretionary actions, as there are currently not enough supportable facts to reliably estimate these values. Only amounts that are directly attributable to the Transactions and factually supportable have been adjusted for.

5.	PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION

The unaudited pro forma consolidated statement of financial position as at December 31, 2022 gives effect to the following assumptions and adjustments which are considered directly attributable to the Transactions and the Financing Transactions and factually supportable. In addition, the Ranger historical consolidated financial statements were prepared in accordance with GAAP. For purposes of the unaudited pro forma consolidated financial information, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS (“GAAP adjustment”).

a.	Oil and gas properties

Reflects an increase to the carrying value of Ranger’s oil and gas properties to adjust to their estimated fair value based on preliminary estimates, as described in the purchase equation in Note 4, as well as a $41.5 million increase related to the subsequent remeasurement of asset retirement obligations described further in Note 5e.

In addition, the unaudited pro forma consolidated financial statements include GAAP adjustments, net of estimated depletion on those adjustments, as follows:

•	Under IFRS, each cash generating unit comprising oil and gas properties is tested for impairment when indicators are identified. An impairment loss is recognized if the carrying amount of the asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Subsequent reversals of impairment losses are allowed, but limited to cumulative historical impairment losses, net of subsequent depletion. Conversely, under GAAP, impairment testing is performed at the asset group level, which may consist of multiple assets with similar characteristics. Impairment losses are recognized if the carrying amount of the asset group exceeds proved reserves discounted at 10%, and subsequent reversals of impairment losses are prohibited. Using preliminary estimates, the fair value of the oil and gas properties of Ranger exceeds its carrying value as at January 1, 2022 resulting in a $286.2 million impairment reversal under IFRS which represents all historical accumulated impairments net of depletion. No such reversal would be recognized under GAAP. The pro forma adjustment of $981.6 million includes the reversal of $286.2 million, the change in discount rate on asset retirement obligations of $41.5 million and the fair value increase on acquisition of $653.9 million.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

•	Under GAAP, the depletion rate and fair value of oil and gas properties is determined using proved reserves, while proved plus probable reserves are used under Baytex’s IFRS policy.

•	Balances historically presented as prepaid and other assets and assets held for sale have been valued in conjunction with oil and gas properties and reclassified within the unaudited pro forma consolidated statement of financial position.

b.	Trade and other Payables

Reflects estimated transaction costs, which are directly attributable to the Transactions, incurred by both Ranger and Baytex prior to close. The Ranger costs of $51.4 million are included in working capital in the purchase equation under Note 4. Baytex transaction costs of $18.9 million have been included in credit facilities and $53.5 million have been included in deficit.

c.	Baytex credit facilities

Reflects an increase in indebtedness outstanding under the Baytex credit facilities as a result of the Financing Transactions as described in Note 1. The Baytex bridge loan does not have the option to convert into extended term loans or debt securities and will mature after 364 days, accordingly, the balance is presented as a current liability on the unaudited pro forma consolidated statement of financial position. This increase is net of $18.9 million of financing costs associated with the entry into the new financing facilities, which are capitalized against the Baytex new bank facility balance and recognized as non-cash interest expense over the term of the related debt obligations. Unamortized debt issue costs related to the Ranger credit facilities have been eliminated upon repayment.

d.	Long-term notes

Reflects a decrease related to the extinguishment of the Ranger senior notes under the required change in control provisions using proceeds from the Financing Transactions as described in Note 1.

e.	Asset retirement obligations

Reflects an increase in asset retirement obligations to adjust to its estimated fair value based on preliminary estimates discounted using a credit-adjusted risk-free rate, as described in Note 4. Additionally, subsequent to the initial fair value measurement, the obligations acquired were remeasured using a risk-free rate of 3.3%, resulting in a $41.5 million increase in asset retirement obligations and oil and gas properties.

f.	Deferred income tax liability

The decrease in deferred tax liability is mostly related to fair value assigned in the purchase equation as described in Note 4, as well as the deferred tax consequences of transaction costs incurred by Baytex prior to close.

g.	Shareholders’ capital

Reflects an increase due to the issuance of Baytex common shares to Ranger shareholders as outlined in the calculation of merger consideration per Note 1, partially offset by the elimination of historical Ranger common stock.

h.	Other equity

The decrease in other equity, including contributed surplus, accumulated other comprehensive income and noncontrolling interest, reflects adjustments for the following:

i.	share award consideration related to the fair value of Baytex share awards to be granted to holders of Ranger equity awards;

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

ii.	the elimination of Ranger additional paid-in capital and accumulated other comprehensive income; and

iii.	the elimination of the noncontrolling interest, which will cease to exist upon the conversion of Ranger Class B common stock to Ranger Class A common stock immediately prior to the closing of the company merger.

i.	Retained earnings

The decrease in retained earnings reflects adjustments for the following:

i.	a decrease to reflect the elimination of Ranger historical retained earnings; and

ii.	a decrease to reflect $53.5 million transaction costs incurred by Baytex prior to close net of tax of $17.5 million.

6.	PRO FORMA ADJUSTMENTS TO THE UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

The unaudited pro forma consolidated statement of income for the year ended December 31, 2022 gives effect to the following assumptions and adjustments, which are considered directly attributable to the Transactions and the Financing Transactions. In addition, the Ranger historical consolidated financial statements were prepared in accordance with GAAP. For purposes of the unaudited pro forma consolidated financial statements, those financial statements have been adjusted to conform to the recognition, measurement, and presentation requirements of IFRS.

a.	Transaction costs

The increase in transaction costs relates to estimated fees and expenses expected to be incurred by both Baytex and Ranger which are considered directly attributable to the Transaction and are not expected to recur beyond 12 months after closing. Transaction costs include advisory fees, legal fees, tax fees and other professional fees, as well as post-combination severance costs for certain executives which the Company has decided to terminate upon closing.

b.	Depletion and depreciation

Depletion and depreciation expense for Ranger has increased assuming that the fair value of oil and gas properties reflected in the purchase equation were acquired on January 1, 2022. The depletion rate has been calculated using opening proved plus probable reserves acquired in conjunction with the preliminary estimate of reserves acquired which resulted in $183.4 million of additional depletion of oil and gas properties.

In addition, in relation to the difference in accounting for impairment under IFRS and GAAP described in Note 5a, the 2022 depletion and depreciation expense has been updated to reflect the impact of the resulting increase in oil and gas properties as at January 1, 2022. In addition, under GAAP, depletion is calculated using proved reserves and associated finding and development costs, while under IFRS the Company’s accounting policy is to use proved and probable reserves and associated finding and development costs. The impact of these GAAP differences, being the reversal of impairment and the change in reserves and associated finding and development costs, resulted in $18.4 million of additional depletion of oil and gas properties.

c.	Financing and interest

The increase in financing and interest reflects the estimated adjusted debt balances and interest rates charged on the Baytex bridge loan, Baytex term loan and the Baytex new bank facility as described in Note 1, in excess of the interest disclosed in the consolidated statements of income of both Baytex and Ranger. An average 2022 SOFR rate of 1.8%, plus applicable margins, has been used to calculate interest on the estimated average balance outstanding on the Baytex bridge loan, Baytex term loan and Baytex new bank facility. A change in the interest rate of 1/8 percent results in a change in financing and interest expense of $1.9 million.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

d.	Deferred income tax expense

The increase in deferred tax expense reflects changes to the fair value of temporary differences, as described in Note 5f, assuming the Transactions closed on January 1, 2022. Following the close of the Transactions, Ranger would no longer have any accumulated unrecognized deferred tax assets, and therefore the expense reflects net income for 2022 multiplied by the relevant statutory tax rate.

e.	Weighted average common shares

Pro forma basic weighted average shares outstanding includes 558.0 million basic weighted average shares outstanding as disclosed in the Baytex historical consolidated financial statements for the year-ended December 31, 2022 plus 311.2 million common shares issued in conjunction with the merger consideration. Pro forma diluted weighted average shares outstanding includes 563.8 million diluted weighted average shares outstanding as disclosed in the Baytex historical consolidated financial statements for the year-ended December 31, 2022 plus 311.2 million common shares issued and the conversion of Ranger equity awards into 11.4 million share awards of Baytex.

7.	SUPPLEMENTAL PRO FORMA OIL, NGL AND GAS RESERVES INFORMATION

The following tables present the estimated pro forma combined net proved developed and undeveloped oil, natural gas liquids (“NGL”), bitumen and gas reserves as of December 31, 2022, along with a summary of changes in quantities of proved reserves during the year ended December 31, 2022. The pro forma combined standardized measure of discounted future net cash flows relating to proved reserves as of December 31, 2022, as well as changes to the standardized measure for the year ended December 31, 2022, are also presented.

This pro forma combined reserves, production and standardized measure information gives effect to the Transactions as if they had been completed on January 1, 2022; however, the proved reserves and standardized measures presented below represent the respective estimates made as of December 31, 2022, by Baytex and Ranger while they were separate companies. These estimates have not been updated for changes in development plans or other factors, which have occurred or may occur subsequent to December 31, 2022, or subsequent to the completion of the Transactions. This pro forma information has been prepared for illustrative purposes and is not intended to be a projection of future results of the combined business. With respect to the disclosures below, the amounts were determined by referencing the “Supplemental Disclosures about Extractive activities — Oil and Gas (unaudited)” reported as Exhibit 99.10 in Baytex’s Annual Report on Form 40-F and reported in the notes to the consolidated financial statements of Ranger included in Ranger’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which are incorporated by reference into this proxy statement/prospectus. An explanation of the underlying methodology applied, as required by SEC regulations, can be found within the aforementioned Form 40-F of Baytex and notes to the consolidated financial statements of Ranger and other documents that have been incorporated by reference. See “Where You Can Find Additional Information” within this proxy statement/prospectus.

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

Oil Reserves (Mbbls)	Baytex Historical	Ranger Historical	Pro Forma Combined
Total Proved Reserves:
Balance, December 31, 2021	124,245	163,122	287,367
Production	(16,600)	(10,668)	(27,268)
Revisions of previous estimates	3,329	(35,615)	(32,286)
Extensions and discoveries	12,045	46,176	58,221
Sales of minerals-in-place	(1)	—	(1)
Purchases of minerals-in-place	—	6,217	6,217
Balance, December 31, 2022	123,017	169,232	292,250
Proved Developed Reserves:
Balance, End of Year 2021	60,668	59,957	120,625
Balance, End of Year 2022	66,496	69,881	136,377
Proved Undeveloped Reserves:
Balance, End of Year 2021	63,578	103,165	166,743
Balance, End of Year 2022	56,521	99,351	155,872

NGL Reserves (MBbls)	Baytex Historical	Ranger Historical	Pro Forma Combined
Total Proved Reserves:
Balance, December 31, 2021	54,101	40,019	94,120
Production	(2,964)	(2,205)	(5,169)
Revisions of previous estimates	869	(7,381)	(6,512)
Extensions and discoveries	1,532	12,644	14,176
Sales of minerals-in-place	(643)	—	(643)
Purchases of minerals-in-place	—	1,331	1,331
Balance, December 31, 2022	52,895	44,408	97,303
Proved Developed Reserves:
Balance, End of Year 2021	24,518	16,431	40,949
Balance, End of Year 2022	23,160	19,136	42,296
Proved Undeveloped Reserves:
Balance, End of Year 2021	29,584	23,588	53,172
Balance, End of Year 2022	29,735	25,272	55,007

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

Bitumen Reserves (MBbls)	Baytex Historical	Ranger Historical	Pro Forma Combined
Total Proved Reserves:
Balance, December 31, 2021	4,490	—	4,490
Production	(577)	—	(577)
Revisions of previous estimates	552	—	552
Extensions and discoveries	—	—	—
Sales of minerals-in-place	—	—	—
Purchases of minerals-in-place	—	—	—
Balance, December 31, 2022	4,465	—	4,465
Proved Developed Reserves:
Balance, End of Year 2021	592	—	592
Balance, End of Year 2022	898	—	898
Proved Undeveloped Reserves:
Balance, End of Year 2021	3,898	—	3,898
Balance, End of Year 2022	3,567	—	3,567

Gas Reserves (MMcf)	Baytex Historical	Ranger Historical	Pro Forma Combined
Total Proved Reserves:
Balance, December 31, 2021	271,504	225,192	496,696
Production	(24,732)	(12,100)	(36,832)
Revisions of previous estimates	(3,320)	(44,239)	(47,559)
Extensions and discoveries	15,273	70,700	85,973
Sales of minerals-in-place	(22,996)	—	(22,996)
Purchases of minerals-in-place	—	5,516	5,516
Balance, December 31, 2022	235,729	245,069	480,798
Proved Developed Reserves:
Balance, End of Year 2021	140,755	94,033	234,788
Balance, End of Year 2022	123,947	106,566	230,513
Proved Undeveloped Reserves:
Balance, End of Year 2021	130,749	131,159	261,908
Balance, End of Year 2022	111,782	138,503	250,285

Total Reserves (MBOE)	Baytex Historical	Ranger Historical	Pro Forma Combined
Total Proved Reserves:
Balance, December 31, 2021	228,087	240,673	468,760
Production	(24,262)	(14,890)	(39,152)
Revisions of previous estimates	4,196	(50,369)	(46,173)
Extensions and discoveries	16,122	70,603	86,725
Sales of minerals-in-place	(4,476)	—	(4,476)
Purchases of minerals-in-place	—	8,468	8,468
Balance, December 31, 2022	219,666	254,485	474,151
Proved Developed Reserves:
Balance, End of Year 2021	109,237	92,060	201,297
Balance, End of Year 2022	111,213	106,778	217,991
Proved Undeveloped Reserves:
Balance, End of Year 2021	118,851	148,613	267,464
Balance, End of Year 2022	108,453	147,707	256,160

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

Standardized measure of discounted future net cash flows

The following table presents the estimated pro forma standardized measure of discounted future net cash flows (the “pro forma standardized measure”) at December 31, 2022. The pro forma standardized measure information set forth below gives effect to the Transactions as if they had been completed on January 1, 2022. The disclosures below were determined by referencing the “Supplemental Disclosures about Extractive Activities — Oil and Gas (unaudited)” included as Exhibit 99.10 to Baytex’s Annual Report on Form 40-F and reported in the notes to the consolidated financial statements of Ranger included in Ranger’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which are incorporated by reference into this proxy statement/prospectus, and with respect to Baytex historical amounts, were converted from CAD to USD based on the 2022 average exchange rate of C$1.30:US$1.00. An explanation of the underlying methodology applied, as required by SEC regulations, can be found within the aforementioned Form 40-F of Baytex and notes to the consolidated financial statements of Ranger and other documents that have been incorporated by reference. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2022.

	Baytex Historical	Ranger Historical	Pro Forma Combined
Oil and gas producing activities:
Future cash inflows	$14,200,071	18,918,984	33,119,055
Future development costs	(2,260,066)	(2,876,385)	(5,136,451)
Future production costs	(4,112,148)	(4,204,946)	(8,317,094)
Future income tax expenses	(1,320,037)	(1,720,781)	(3,040,818)
Standardized measure of future net cash flows	6,507,820	10,116,872	16,624,692
Ten percent annual discount factor	(2,482,270)	(5,268,597)	(7,750,867)
Standardized measure of discounted future net cash flows	$4,025,550	4,848,275	8,873,825

The following estimated pro forma standardized measure is not necessarily indicative of the results that might have occurred had the Transactions been completed on January 1, 2022 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including certain of those discussed under the heading “Item 1A. Risk Factors” included in the Ranger 2022 Annual Report on Form 10-K. The pro forma standardized measure of discounted future net cash flows relating to proved oil, NGL and gas reserves as of December 31, 2022 is as follows:

Baytex Energy Corp.

Notes to the Unaudited Pro Forma Consolidated Financial Statements (Continued)

	Baytex Historical	Ranger Historical	Pro Forma Combined
Oil and gas sales, net of production costs	$(1,321,371)	(957,736)	(2,279,107)
Revisions of previous estimates:
Net changes in prices and production costs	2,521,644	2,145,419	4,667,063
Changes in future development costs	(556,707)	(81,629)	(638,336)
Revisions in quantities	437,014	(1,181,317)	(744,303)
Accretion of discount	265,894	341,872	607,766
Extensions, discoveries, and improved recovery	376,837	1,139,833	1,516,670
Development costs incurred during the period	397,178	380,463	777,641
Sales of minerals-in-place	(17,697)	—	(17,697)
Purchases of minerals-in-place	—	348,926	348,926
Change in present value of future net revenues	2,102,792	2,135,831	4,238,623
Net change in present value of future income taxes	(546,082)	(344,717)	(890,799)
Balance, beginning of year	$2,468,841	3,057,161	5,526,002
Balance, end of year	$4,025,550	4,848,275	8,873,825

APPENDIX D

PRO FORMA INFORMATION CONCERNING BAYTEX ENERGY CORP. AFTER GIVING EFFECT TO THE MERGER

General

The Merger will result in Merger Sub, an indirect wholly owned subsidiary of Baytex, merging with and into Ranger, with Ranger continuing its existence as the surviving corporation following the Merger as an indirect, wholly owned subsidiary of Baytex. Pursuant to the Merger, each Eligible Share held immediately prior to the Effective Time will be converted automatically at the Effective Time into the right to receive: (i) 7.49 Baytex Shares; and (ii) US$13.31 in cash, without interest.

Based on the number of shares of Ranger Common Stock, Ranger Convertible Awards and Baytex Shares, in each case, outstanding on April 3, 2023, at the Effective Time, former Ranger Shareholders and former holders of Ranger Convertible Awards, collectively, are expected to own approximately 37% of the then outstanding Baytex Shares, including, for these purposes, the Baytex Shares underlying the Converted Baytex TRSU Awards, and Baytex Shareholders are expected to own 63% of the then outstanding Baytex Shares. See "Effect of the Merger – Treatment of Ranger Equity-Based Awards" in this Information Circular.

The following sets forth certain information relating to Baytex and Ranger, together with pro forma information of Baytex after giving effect to the Merger. Additional information concerning each of Baytex and Ranger is set forth elsewhere in this Circular. See Appendix F – Information Concerning Baytex Energy Corp. and Appendix I – Information Concerning Ranger Oil Corporation. Unless the context indicates otherwise, capitalized terms which are used in this Appendix D and not otherwise defined in this Appendix D have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

Officers and Directors of Baytex

Following the Merger, Baytex will continue to be led by Eric T. Greager, President and Chief Executive Officer of Baytex and the Baytex leadership team. Baytex intends to add one senior operational leader (Julia Gwaltney) to the Baytex leadership team and retain the Ranger team operating in Houston. Additionally, concurrent with Closing, Baytex will take appropriate actions to cause Jeffrey E. Wojahn and one additional independent director to be chosen by Ranger from the directors serving on the Ranger Board as of February 27, 2023 (the "Ranger Designees") to be elected or appointed to the Baytex Board.

After the Merger, the Baytex Board will consist of eight members of the Baytex Board and two members of the Ranger Board, being the Ranger Designees. Mark R. Bly will continue to serve as the Chair of the Baytex Board following the Merger.

Upon Closing, it is expected that the directors and executive officers of Baytex will, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 3,953,305 Baytex Shares, representing 0.46% of the issued and outstanding Baytex Shares (assumes that none of the Baytex share awards are converted to Baytex Shares between April 3, 2023 and Closing).

Please refer to the Baytex AIF, the Baytex 2022 Information Circular and the Ranger 20-F which are incorporated by reference into this Information Circular, for further information regarding the current directors and officers of Baytex and Ranger, respectively. See also Appendix F – Information Concerning Baytex Energy Corp. and Appendix I – Information Concerning Ranger Oil Corporation.

Narrative Description of Business

Additional information concerning each of Baytex and Ranger, including a detailed description of the historical development of the businesses of Baytex and Ranger and, therefore, the business to be carried on by the combined company following Closing, is set forth elsewhere in this Information Circular and the documents incorporated by reference herein. In particular, please refer to the Baytex AIF and the Ranger 20-F, which are incorporated by reference into this Information Circular, as well as Appendix F – Information Concerning Baytex Energy Corp. and Appendix I – Information Concerning Ranger Oil Corporation.

D-1

Selected Unaudited Pro Forma Consolidated Financial Information

The following tables set out certain unaudited pro forma consolidated financial information for Baytex after giving effect to the Merger for the year ended December 31, 2022.

The following tables should be read in conjunction with the unaudited pro forma consolidated financial statements of Baytex for the year ended December 31, 2022, including the notes thereto, attached as Appendix C to this Information Circular. Reference should also be made to the Baytex Financial Statements which are incorporated by reference herein.

The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of: (i) the financial results that would have occurred had the Merger actually occurred at the times contemplated by the notes to the unaudited pro forma consolidated financial statements; or (ii) the results expected in future periods. See Appendix C – Unaudited Pro Forma Consolidated Financial Statements.

Unaudited Pro Forma Consolidated Financial Information for the year ended December 31, 2022 (thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

Years Ended December 31, 2022	Baytex	USD Ranger	CAD Ranger	Presentation conforming adjustments	Pro forma adjustments	Pro forma consolidated
	IFRS	U.S. GAAP	GAAP			IFRS
Revenue, net of royalties
Petroleum and natural gas sales	$2,889,045	$1,145,189	$1,490,120	$436,525	—	$4,815,690
Royalties	(562,964)	—	—	(505,147)	—	(1,068,111)
	2,326,081	1,145,189	1,490,120	(68,622)	—	3,747,579
Expenses
Operating	422,666	—	—	125,291	—	547,957
Transportation	48,561	—	—	45,335	—	93,896
Lease Operating	—	85,792	111,633	(111,633)	—	—
Gathering, processing and transportation	—	36,698	47,751	(47,751)	—	—
Production and ad valorem taxes	—	61,377	79,864	(79,864)	—	—
Blending and other	189,454	—	—	—	—	189,454
General and administrative	50,270	40,972	53,313	(7,227)	—	96,356
Transaction costs	—	—	—	—	100,843	100,843
Exploration and evaluation	30,239	—	—	—	—	30,239
Depletion and depreciation	587,050	244,455	318,085	—	201,776	1,106,911
Impairment reversal	(267,744)	—	—	—	—	(267,744)
Share-based compensation	29,056	—	—	7,227	—	36,283
Financing and interest	104,817	46,774	60,862	—	14,185	179,864
Financial derivatives loss	199,010	162,672	211,669	—	—	410,679
Foreign exchange loss (gain)	43,441	—	—	—	—	43,441
Gain on dispositions	(4,898)	—	—	—	—	(4,898)
Other expense (income)	3,244	(2,255)	(2,934)	—	—	310
	1,435,166	676,485	880,243	(68,622)	316,804	2,563,591
Net income before income taxes	890,915	468,704	609,877	—	(316,804)	1,183,988
Income tax expense
Current income tax expense	3,594	764	994	—	—	4,588
Deferred income tax expense	31,716	3,422	4,453	—	59,291	95,460
	35,310	4,186	5,447	—	59,291	100,048
Net income	$855,605	$464,518	$604,430	$—	$(376,095)	$1,083,940

Net income per Baytex Share
Basic	$1.53					$1.25
Diluted	$1.52					$1.22

Weighted average Baytex Share
Basic	557,986					869,150
Diluted	563,835					886,399

Note:

(1)	See Appendix C – Unaudited Pro Forma Consolidated Financial Statements and the accompanying notes thereto.

D-2

Selected Pro Forma Operational Information

The reserves data in respect of Baytex contained herein has been extracted from the Baytex Reserves Report prepared in compliance with NI 51-101 and the COGE Handbook. Complete reserves disclosure for the year ended December 31, 2022 prepared in accordance with NI 51-101 is contained in the Baytex AIF filed on SEDAR at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

The reserves data in respect of Ranger contained herein has been extracted from the McDaniel Ranger Reserves Report prepared in accordance with NI 51-101 and the COGE Handbook,  which was prepared for use by us in our evaluation of Ranger and for the purpose of making an offer to acquire Ranger. See Schedule A – Ranger Statement of Reserves Data and Certain Other Oil and Gas Information attached to this Appendix D for further reserves data extracted from the McDaniel Ranger Reserves Report. The estimates contained in the McDaniel Ranger Reserves Report differ from the estimates contained in the Ranger Reserves Report. The differences are primarily due to differences in Canadian to U.S. reserves disclosure. See "Summary of Significant Canadian to U.S. Reserves Disclosure Differences" in this Information Circular.

The following table sets out: (i) certain operational information for Baytex and Ranger before giving effect to the Merger; (ii) certain pro forma operational information for Baytex after giving effect to the Merger for the period indicated; and (iii) the volumes of each of Baytex's and Ranger's working interest production for the year ended December 31, 2022.

	Baytex before giving effect to the Merger	Ranger before giving effect to the Merger	Baytex after giving effect to the Merger (1)
Average Daily Production (for the year ended December 31, 2022)

Light and medium crude oil and condensate (bbl/d)	33,101	37,793	70,894
Heavy crude oil (bbl/d)	28,993	-	28,993
NGL (bbl/d)	7,575	7,815	15,390
Conventional natural gas (mcf/d)	49,954	-	49,954
Shale gas (mmcf/d)	33,146	42,877	76,023
Combined (boe/d)	83,519	52,754	136,273

Total Proved Reserves (as at December 31, 2022 (based on forecast prices)) (2)(3)

Light and medium crude oil and condensate (mbbls)	41,951	-	41,951
Heavy crude oil (mbbls)	51,058	-	51,058
Tight oil (mbbls)	48,563	120,351	168,915
Bitumen (mbbls)	4,608	-	4,608
NGL (mbbls)	69,765	27,067	96,831
Conventional natural gas (mmcf)	86,872	-	86,872
Shale gas (mmcf)	202,967	162,320	365,287
Combined (mboe)	264,251	174,471	438,723

Total Proved Plus Probable Reserves (as at December 31, 2022 (based on forecast prices)) (2)(3)

Light and medium crude oil and condensate (mbbls)	63,832	-	63,832
Heavy crude oil (mbbls)	85,584	-	85,584
Tight oil (mbbls)	69,283	180,316	249,599
Bitumen (mbbls)	50,359	-	50,359
NGL (mbbls)	98,493	39,075	137,568
Conventional natural gas (mmcf)	132,658	-	132,658
Shale gas (mmcf)	287,600	232,174	519,774
Combined (mboe)	437,593	258,087	695,680

Net undeveloped land (acres as at December 31, 2022) (4)	816,923	55,242	872,165
Gross undeveloped land (acres as at December 31, 2022) (4)	972,169	64,358	1,036,527

D-3

Notes:

(1)	The numbers in this column were calculated by adding the numbers in the Baytex column with the numbers in the Ranger column.
(2)	Reserves presented for Baytex are derived from the Baytex Reserves Report and reserves presented for Ranger are derived from the McDaniel Ranger Reserves Report, which Baytex obtained in connection with its evaluation of the Merger. Please refer to the Baytex AIF, which is incorporated by reference into this Information Circular, for further information regarding the reserves and other oil and gas information of Baytex as at December 31, 2022. See Appendix F – Information Concerning Baytex Energy Corp., Appendix D – Pro Forma Information Concerning Baytex Energy Corp. After Giving Effect to the Merger, including Schedule A – Ranger Statement of Reserves Data and Certain Other Oil and Gas Information attached to Appendix D, and "Advisory Regarding Oil and Gas Information" in the Information Circular.
(3)	Reserves presented for Baytex and Ranger are gross reserves as defined in NI 51-101 utilizing forecast price and costs assumptions. With respect to the pro forma reserves information presented in the table above, Baytex did not construct a consolidated reserves report of the combined assets of Baytex and Ranger and did not engage an independent reserves evaluator to produce such a report. Therefore, the actual reserves of Baytex after giving effect to the Merger, if evaluated as of December 31, 2022, may differ from the reserves presented in the pro forma table above for a number of reasons.
(4)	Undeveloped lands are lands that have not been assigned reserves as at December 31, 2022.
(5)	Columns may not add due to rounding.

Pro Forma Consolidated Capitalization of Baytex

The following table outlines the consolidated capitalization of: (i) Baytex and Ranger as at December 31, 2022 before giving effect to the Merger; and (ii) Baytex as at December 31, 2022 after giving effect to the Merger. This table should be read in conjunction with the Baytex Financial Statements, the Ranger Financial Statements, the Baytex MD&A and Ranger's Annual Report on Form 10-K, which are included in or incorporated by reference into this Circular. See Appendix F – Information Concerning Baytex Energy Corp. and Appendix I – Information Concerning Ranger Oil Corporation.

	As at December 31, 2022
(000's)	Baytex before giving effect to the Merger	Ranger before giving effect to the Merger		Baytex after giving effect to the Merger
Share capital (1)(7)	$5,499,664	US$	260	$7,032,518
Outstanding Shares (2)	544,930,072		41,550,599	856,144,059
Bank Credit Facilities (3)(4)(5)	$383,031	US$	215,000	$1,969,088
Baytex 2027 Notes (6)	$547,598		-	$547,598
Existing Ranger Notes	-	US$	400,000	-

Notes:

(1)	Assumes that 311,213,987 Baytex Shares are issued in connection with the Merger to Ranger Shareholders. The value ascribed to the Baytex Shares is $4.92/Baytex Share, being the closing price of the Baytex Shares on the TSX on March 27, 2023.
(2)	Assumes no additional Baytex Shares or shares of Ranger Common Stock are issued after December 31, 2022 and prior to the Merger.
(3)	As at December 31, 2022, the Baytex Credit Facilities consisted of the Baytex Bank Loan (being the US$850 million extendible secured revolving credit facilities entered into pursuant to a second amended and restated credit agreement made as of April 1, 2022, among Baytex, the Bank of Nova Scotia, and certain other lenders) and the $20,000,000 uncommitted unsecured demand revolving letter of credit facility guaranteed by Export Development Canada. The Baytex Credit Facilities are secured and have an extendible four-year term that, unless extended by the lenders, will mature on April 1, 2026. For additional details regarding the Baytex Credit Facilities, the covenants in the Baytex Credit Facilities and Baytex's compliance therewith, see the Baytex Financial Statements incorporated by reference into this Circular.
(4)	As at December 31, 2022, the borrowing base under the Ranger Credit Facility was US$950 million with aggregate elected commitments of US$500 million. The borrowing base is generally redetermined at least twice each year and is scheduled to next be redetermined in April 2023. During a borrowing base redetermination, the lenders under the Ranger Credit Facility can unilaterally adjust the borrowing base and the borrowings permitted to be outstanding under the Ranger Credit Facility. In the event of a decline in crude oil, NGL or natural gas prices or for other reasons deemed relevant by the lenders, the borrowing base under the Ranger Credit Facility may be reduced. Additionally, the lenders typically may, at their discretion, initiate a redetermination at any time during the six-month period between scheduled redeterminations. As a result, Ranger may be unable to obtain funding under the Ranger Credit Facility. For additional details regarding the Ranger Credit Facility, the covenants in the Ranger Credit Facility and Ranger's compliance therewith, see the Ranger Financial Statements incorporated by reference into this Circular.

(5)	In connection with the Transactions, Baytex has entered into the Debt Commitment Letters to provide for the Baytex New Bank Facility, being a new US$1.0 billion revolving credit facility, the Baytex Term Loan, being a US$250 million term credit facility, and the Baytex Bridge Loan, being a 364-day bridge loan facility in an aggregate principal amount of US$500 million. The proceeds of borrowings under these facilities will be used to pay a portion of the Consideration, to repay all indebtedness outstanding under the Ranger Credit Facility, to pay any termination payments payable upon any early termination of Ranger's hedge agreements, to satisfy, discharge and redeem the Existing Ranger Notes, to repay indebtedness owing to any exiting lenders under the Baytex Bank Loan and to pay fees and expenses in connection with the foregoing. The Baytex Bridge Loan does not have the option to convert into an extended term loan or debt securities and will instead mature after 364 days. Pursuant to the Merger Agreement, Baytex has agreed to use its reasonable best efforts to take all actions necessary to obtain the Debt Financing on the Closing Date on terms and conditions no less favourable to Baytex than the terms and conditions described in the Debt Commitment Letters.
(6)	The Baytex 2027 Notes, being Baytex's 8.750% senior unsecured notes, are due April 1, 2027 and were issued pursuant to the indenture among Baytex, as issuer, certain of its subsidiaries, as guarantors, and Computershare Trust Company, N.A., as indenture trustee, dated February 5, 2020. The Baytex 2027 Notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments. For additional details regarding the Baytex 2027 Notes, the financial covenants applicable to the Baytex 2027 Notes and Baytex's compliance therewith, see the Baytex Financial Statements incorporated by reference into this Circular.
(7)	As at December 31, 2022, Baytex had 760,014 share settled RSAs, 272,507 share settled PSAs and 4,523,042 PSAs outstanding pursuant to the Baytex Share Award Incentive Plan, 413,652 IAs outstanding pursuant to the IAP, and 967,142 DSUs outstanding pursuant to the Baytex DSU Plan. As at December 31, 2022, Ranger had 139,773 Ranger TRSU Awards, 10,098 Director TRSU Awards and 440,100 Ranger PBRSU Awards outstanding. See "Ranger Equity-Based Awards" in this Information Circular and Appendix I – Information Concerning Ranger Oil Corporation for further information on the Ranger Equity-Based Awards.

Outstanding Baytex Shares and Principal Holders of Baytex Shares Following the Merger

Following completion of the Merger, Baytex will continue to be authorized to issue an unlimited number of Baytex Shares and 10,000,000 Preferred Shares, without nominal or par value, issuable in series of which 856,689,555 Baytex Shares are expected to be issued and outstanding immediately after giving effect to the Merger, assuming that no Baytex Shares are issued pursuant to any outstanding entitlements or rights to acquire Baytex Shares prior to the Effective Time.

If the Merger is completed, to the knowledge of the directors and executive officers of the Corporation, no person or company will beneficially own or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, other than the Ranger Class B Holders (being Juniper Capital Advisors, L.P. through its Affiliates, JSTX and Rocky Creek), which will hold approximately 168,891,995 Baytex Shares representing approximately 19.7% of the Baytex Shares (on a non-diluted basis).

Holders of Baytex Shares are entitled to one vote per share at meetings of shareholders of Baytex, to receive dividends if, as and when declared by Baytex Board and to receive pro rata the remaining property and assets of Baytex upon its dissolution or winding up.

Dividends and Share Buybacks

While Baytex does not currently pay a dividend and has not paid a dividend in any of the last three years, Baytex is committed to enhancing direct returns to Baytex Shareholders, and upon Closing, Baytex intends to increase direct Baytex Shareholder returns to 50% of free cash flow, introduce a dividend and increase share buybacks. Following Closing, management of Baytex expects to recommend that the dividend, to be paid quarterly, be set at $0.0225 per Baytex Share ($0.09 per Baytex Share annualized), representing a dividend yield of approximately 1.6% (based on Baytex's closing share price on the TSX on February 24, 2023 of $5.74). If declared by the Baytex Board, the initial dividend is expected to be paid in October 2023 and would represent 4% of adjusted funds flow and 8% of free cash flow at US$75 WTI. The dividend is expected to be fully funded to US$47/bbl WTI. See "Specified Financial Measures" and "Dividend Advisory" in this Information Circular.

Any dividends declared in the future, including the amount and frequency of cash dividends paid by Baytex, if any, is subject to the discretion of the Baytex Board and may vary depending on a variety of factors and conditions existing from time to time, including, among other things, significant declines and volatility in commodity prices, restricted cash flows, capital expenditure requirements, debt service requirements, operating costs, foreign exchange rates, the risk factors included or incorporated by reference herein, the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends and other factors that the Baytex Board may deem relevant. Depending on these and various other factors, many of which are beyond the control of Baytex, Baytex may be unable to commence payment of a dividend following closing of the Transactions or such dividends could be reduced or suspended entirely or made less frequently. The market value of the Baytex Shares may deteriorate if cash dividends are not paid, reduced or suspended.

Ranger Equity-Based Awards

For a description of the treatment of Ranger Equity-Based Awards, see "Effect of the Merger – Treatment of Ranger Equity-Based Awards" in this Information Circular. There are 95,582 Ranger TRSU Awards, 19,176 Director TRSU Awards and 438,923 Ranger PBRSU Awards outstanding as of April 3, 2023.

An aggregate of 11,609,754 Baytex Shares are expected to be reserved for issuance upon the future settlement of Converted Baytex TRSU Awards and approximately 143,628 Baytex Shares are expected to be issued in connection with the 19,176 Director TRSU Awards outstanding immediately prior to the Effective Time, which shall vest in full at the Effective Time and will entitle the holders thereof to the Merger Consideration pursuant to the Merger Agreement.

Risk Factors

Baytex Shareholders voting in favour of the Merger Resolution will be choosing to combine the businesses of Baytex and Ranger. In addition to the risks set out in the documents incorporated by reference in this Information Circular with respect to the businesses and operations of each of Baytex and Ranger, the proposed combination of Baytex and Ranger in connection with the Merger is subject to certain risks. See "Risk Factors" in this Information Circular. Baytex Shareholders should carefully consider such risk factors related to the Merger.

SCHEDULE A

RANGER STATEMENT OF RESERVES DATA AND CERTAIN OTHER OIL AND GAS INFORMATION

Statement of Reserves Data and Other Oil and Gas Information

The reserves data in respect of Ranger contained herein has been extracted from the McDaniel Ranger Reserves Report prepared in accordance with NI 51-101 and the COGE Handbook,  which was prepared for use by Baytex in our evaluation of Ranger and for the purpose of making an offer to acquire Ranger. The estimates contained in the McDaniel Ranger Reserves Report differ from the estimates contained in the Ranger Reserves Report. The differences are primarily due to differences in Canadian to U.S. reserves disclosure. See "Summary of Significant Canadian to U.S. Reserves Disclosure Differences" in this Information Circular.

The effective date of the McDaniel Ranger Reserves Report is December 31, 2022 and the preparation date of this statement is April 3, 2023. The McDaniel Ranger Reserves Report was prepared using the average commodity price forecasts and inflation rates of McDaniel, GLJ Petroleum Consultants Ltd. and Sproule Associates Limited as of January 1, 2023.

Disclosure of Reserves Data

The following tables are a summary as at December 31, 2022 of Ranger's proved and probable tight oil, NGL, and shale gas reserves and the net present value of the future net revenue attributable to such reserves, as evaluated in the McDaniel Ranger Reserves Report. All of Ranger's reserves are located in the United States (Texas).

The Ranger Class B Holders beneficially owned as at December 31, 2022 approximately 54% of the Opco Common Units in ROCC Energy Holdings, L.P., which entity holds all of Ranger's reserves. Pursuant to the Transactions, the Ranger Class B Holders have agreed to exchange of all of the Opco Common Units and shares of Ranger Class B Common Stock held by the Ranger Class B Holders for shares of Ranger Class A Common Stock, such that the Ranger Class B Holders will receive the same consideration to be received by other holders of Ranger Class A Common Stock pursuant to the Merger. As a result, following completion of the Transactions, Ranger will be an indirect wholly owned Subsidiary of Baytex and will hold 100% of the interests in a successor to Opco. The McDaniel Ranger Reserves Report evaluated 100% of the reserves attributable the assets owned by Opco given that Baytex will indirectly own all of such reserves following completion of the Transactions, and such reserves information has not been presented based on Ranger's 46% interest in Opco. References in this Statement to Ranger refer to Ranger and its direct and indirect subsidiaries on a consolidated basis, including 100% of the assets and reserves of Opco.

All evaluations of future net revenue are after the deduction of future income tax expenses (unless otherwise noted in the tables), royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Ranger's reserves. There is no assurance that the forecast price and cost assumptions contained in the McDaniel Ranger Reserves Report will be attained and variations could be material. The tables summarize the data contained in the McDaniel Ranger Reserves Report and, as a result, may contain slightly different numbers and columns in the tables may not add due to rounding. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to or following the tables below. The recovery and reserves estimates described herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Readers should review the definitions and information contained in "Selected Terms – Reserves Definitions", "Selected Terms – Reserves and Reserve Categories" and "Selected Terms – Development and Production Status" in the Baytex AIF in conjunction with the following tables and notes. For more information as to the risks involved, see "Risk Factors".

In certain of the tables set forth below, the columns may not add due to rounding. All dollar amounts in the tables below are expressed in Canadian dollars.

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

	RESERVES SUMMARY
Reserve Category	Tight Oil		Shale Gas		Natural Gas Liquids(3)		Total (mboe)
	Gross(1) (Mbbl)	Net(2) (Mbbl)	Gross(1) (MMcf)	Net(2) (MMcf)	Gross(1) (Mbbl)	Net(2) (Mbbl)	Gross	Net
PROVED
Developed Producing	53,851.2	41,630.6	68,144.2	52,307.2	12,266.0	9,415.3	77,474.5	59,763.8
Developed Non-Producing	92.3	72.6	67.4	52.9	12.1	9.5	115.7	90.9
Undeveloped	66,407.8	50,624.4	94,108.6	71,997.9	14,788.5	11,297.9	96,881.1	73,922.0
TOTAL PROVED	120,351.3	92,327.7	162,320.2	124,358.0	27,066.6	20,722.7	174,471.3	133,776.7
PROBABLE	59,965.0	45,994.1	69,853.8	53,513.1	12,008.4	9,195.6	83,615.7	64,108.5
TOTAL PROVED PLUS PROBABLE	180,316.3	138,321.8	232,174.0	177,871.2	39,075.0	29,918.3	258,087.0	197,885.3

Notes:

(1)	Gross reserves are working interest reserves before royalty deductions.
(2)	Net reserves are working interest reserves after royalty deductions plus royalty interest reserves.
(3)	Natural Gas Liquids include condensate volumes.

SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)					Unit Value Before Income Tax Discounted at 10%/ year(1)
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	($/boe)
PROVED
Developed Producing	3,090,062	2,584,308	2,234,114	1,982,252	1,793,694	2,918,806	2,460,719	2,140,284	1,907,817	1,732,301	37.38
Developed Non-Producing	4,073	3,399	2,880	2,483	2,175	3,164	2,676	2,288	1,989	1,756	31.67
Undeveloped	2,012,368	1,349,507	922,852	636,624	436,784	1,566,858	1,020,380	669,723	436,993	276,943	12.48
TOTAL PROVED	5,106,503	3,937,214	3,159,846	2,621,359	2,232,654	4,488,827	3,483,774	2,812,294	2,346,799	2,011,000	23 62
PROBABLE	3,234,806	1,867,125	1,184,796	811,750	590,797	2,533,098	1,433,966	888,962	595,294	424,709	18.48
TOTAL PROVED PLUS PROBABLE	8,341,309	5,804,338	4,344,641	3,433,109	2,823,451	7,021,926	4,917,740	3,701,256	2,942,093	2,435,709	21.96

Notes:

(1)	The unit values are based on net reserve volumes.
(2)	Net present values prepared by McDaniel in the evaluation of Ranger's oil and gas properties are calculated by considering sales of oil, gas and by-product reserves, processing of third party reserves and other income. After tax net present values prepared by McDaniel in the evaluation of Ranger's oil and gas properties are calculated by considering the foregoing factors and incorporating the appropriate income tax calculations, current federal tax regulations and including prior tax pools available for deduction against income from Ranger's oil and gas properties, as supplied by Baytex.
(3)	For U.S. federal and applicable state and local income tax purposes, the Transactions are intended to result in a step-up in basis in respect of a portion of the assets of Opco. Had the Transactions occurred on December 31, 2022 we estimate that undiscounted after tax Total Proved Reserves reported in the McDaniel Ranger Reserves Report would increase by $217 million and after tax Total Proved Reserves discounted at ten percent would increase by $123 million.

TOTAL FUTURE NET REVENUE (UNDISCOUNTED)

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

Reserves Category	Revenue(1) (M$)	Royalties(2) (M$)	Operating Costs (M$)	Development Costs (M$)	Abandonment and Reclamation Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved Reserves	14,283,074	4,015,867	2,383,095	2,590,500	187,109	5,106,503	617,676	4,488,827
Proved Plus Probable Reserves	22,088,430	6,213,250	3,671,882	3,633,368	228,620	8,341,309	1,319,383	7,021,926

Notes:

(1)	Includes all product revenues and other revenues as forecast.
(2)	Royalties include any net profits interests paid, ad valorem or severance tax.

FUTURE NET REVENUE

BY PRODUCT TYPE

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted At 10%/Year) (M$)	Unit Value(1) ($/mcf, $/bbl)
Proved Reserves	Tight Oil(2)	2,955,436	33.05
	Shale Gas(3)	204,409	8.87
	TOTAL	3,159,846

Proved Plus Probable Reserves	Tight Oil(2)	4,109,920	30.49
	Shale Gas(3)	235,352	8.22
	TOTAL	4,344,641

Notes:

(1)	Unit values are calculated using the 10% discount rate divided by the major product type net reserves for each group.
(2)	Includes solution gas and by-products.
(3)	Includes by-products.

Pricing Assumptions

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. The forecast cost and price assumptions utilized in the McDaniel Ranger Reserves Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS(1)

AS OF DECEMBER 31, 2022

FORECAST PRICES AND COSTS(1)

Crude Oil					Gas
Year	WTI Crude Oil ($US/bbl)	Brent Crude Oil ($US/bbl)	Inflation(2) %	Exchange Rate(3) $US/$CAN	U.S. Henry Hub Gas Price ($US/MMBtu)
2022	94.65	100.75	6 .85	0.77	6.40
Forecast(1)
2023	80.33	84.67	0.0	0.75	4.74
2024	78.50	82.69	2.3	0.77	4.50
2025	76.95	81.03	2.0	0.77	4.31
2026	77.61	81.39	2.0	0.77	4.40
2027	79.16	82.65	2.0	0.78	4.49
2028	80.74	84.29	2.0	0.78	4.58
2029	82.36	85.98	2.0	0.78	4.67
2030	84.00	87.71	2.0	0.78	4.76
2031	85.69	89.46	2.0	0.78	4.86
2032	87.40	91.25	2.0	0.78	4.95
2033	89.15	93.07	2.0	0.78	5.05
2034	90.93	94.93	2.0	0.78	5.15
2035	92.75	96.83	2.0	0.78	5.26
2036	94.61	98.77	2.0	0.78	5.36
2037	96.50	100.74	2.0	0.78	5.47
Thereafter	Escalation Rate 2%/yr

Notes:

(1)	As January 1, 2023.
(2)	Inflation rates for costs.
(3)	The exchange rate used to generate the benchmark reference prices in this table.

Reserves Reconciliation

The McDaniel Ranger Reserves Report was prepared by McDaniel for Baytex as part of its evaluation of Ranger and for the purpose of making an offer to acquire Ranger. As Baytex does not own the assets that are the subject of the McDaniel Ranger Reserves Report and no evaluation report in respect of Ranger's reserves in accordance with NI 51-101 and the COGE Handbook is available to Baytex for the year ended December 31, 2021, a reserves reconciliation to Ranger's reserves as at December 31, 2021 cannot be provided.

Significant Factors or Uncertainties

The process of estimating reserves is complex. It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

The reserve estimates contained herein are based on current production forecasts, prices and economic conditions. As circumstances change and additional data becomes available, reserve estimates also change. Estimates made are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, commodity prices, economic conditions and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science. As a result, subjective decisions, new geological or production information and a changing environment may impact these estimates. Revisions to reserve estimates can arise from changes in year-end oil and gas prices and reservoir performance. Such revisions can be either positive or negative.

In the event that prices for oil and gas are not consistent with those used to prepare the McDaniel Ranger Reserves Report, the volume of Ranger's reserves, their net present value and expected revenues will differ, perhaps materially so, from those stated in the McDaniel Ranger Reserves Report.

In connection with Ranger's operations, they are liable for their share of ongoing environmental obligations and for the ultimate reclamation of their surface leases, wells and facilities. The total proved plus probable liability associated with reserves wells inflated at 2% per year, is estimated to be $229 million undiscounted ($28 million discounted at 10 percent).

Future Development Costs

The following table sets out the development costs deducted in the estimation of future net revenue attributable to proved reserves (using forecast prices and costs) and proved plus probable reserves (using forecast prices and costs) based upon the McDaniel Ranger Reserves Report.

Year	Total Proved Reserves (Estimated Using Forecast Prices and Costs $000s)	Total Proved Plus Probable Reserves (Estimated Using Forecast Prices and Costs $000s)
2023
Undiscounted	713,722	713,775
Discounted at 10% per year	686,899	686,950
2024
Undiscounted	635,166	635,166
Discounted at 10% per year	555,120	555,120
2025
Undiscounted	450,412	450,412
Discounted at 10% per year	355,341	355,341
2026
Undiscounted	456,146	456,146
Discounted at 10% per year	326,000	326,000
2027
Undiscounted	335,054	477,887
Discounted at 10% per year	221,427	311,025
Thereafter
Undiscounted	0	899,981
Discounted at 10% per year	0	513,902
Total for all years undiscounted	2,590,500	3,633,368
Total for all years discounted at 10% per year	2,144,787	2,748,338

There can be no guarantee that funds will be available or that the Baytex Board will allocate funding to develop all of the reserves attributable in the McDaniel Ranger Reserves Report. Failure to develop those reserves could have a negative impact on the expected future cash flow from the reserves attributable in the McDaniel Ranger Reserves Report. Further, Baytex may choose to delay development depending upon a number of circumstances including the existence of higher priority expenditures and available cash flow.

The interest or other costs of external funding are not included in the reserves and future net revenue estimates set forth herein and would reduce reserves and future net revenue to some degree depending upon the funding sources utilized and the costs thereof. Baytex does not anticipate that interest or other funding costs would make development of any of these properties uneconomic.

Other Oil and Natural Gas Information

Unless otherwise stated, the following information is presented as at December 31, 2022. See also Appendix I – Information Concerning Ranger Oil Corporation.

Production Estimates

The following table sets out the volumes of gross production estimated for the year ended December 31, 2023, based on the McDaniel Ranger Reserves Report for the year ended December 31, 2022, which is reflected in the estimate of future net revenue disclosed in the forecast price tables contained under "Statement of Reserves Data and Other Oil and Gas Information –Disclosure of Reserves Data – Pricing Assumptions".

	Tight Oil (bbls/d)	Shale Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	Total (boe/d)
Total Proved

United States	45,505	57,085	8,196	63,215

Total	45,505	57,085	8,196	63,215

Total Proved Plus Probable

United States	46,900	59,453	8,529	65,337

Total	46,900	59,453	8,529	65,337

APPENDIX E

CIBC FAIRNESS OPINION

See attached.

Appendix E

CIBC World Markets Inc.
9th Floor, Bankers Hall East
855 – 2nd Street S.W.
Calgary AB T2P 4J7
Tel: (403) 260-0500

February 26, 2023

The Board of Directors

of Baytex Energy Corp.

2800, 520 – 3rd Avenue S.W.

Calgary, AB T2P 0R3

To the Board of Directors:

CIBC World Markets Inc. (“CIBC”, “we”, “us” or “our”) understands that Baytex Energy Corp. (“Baytex” or the “Company”) is proposing to enter into an agreement and plan of merger (the “Merger Agreement”) with Ranger Oil Corporation (“Ranger” or the “Target”) related to the acquisition by the Company or any of its affiliates of all of the issued and outstanding shares of common stock of Ranger (the “Proposed Transaction”, and any such shares, “Target Shares”).

We understand that pursuant to the Merger Agreement:

a)	the Company will acquire each of the issued and outstanding Target Shares in consideration for 7.49 Baytex common shares and US$13.31 in cash per Target Share (the “Consideration”);

b)	the Proposed Transaction will be effected by way of a plan of merger under Section 13.1-721 of the Virginia Stock Corporation Act;

c)	the completion of the Proposed Transaction will be conditional upon, among other things, (i) the approval by at least a majority of the votes cast by the shareholders of the Company (“Shareholders”) who are present in person or represented by proxy at a special meeting (the “Special Meeting”) of such securityholders and (ii) the approval by at least a majority of the votes cast by the shareholders of the Target who are present in person or represented by proxy at a special meeting of such securityholders; and

d)	the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company and related documents (collectively, the “Circular”) that will be mailed to the Shareholders in connection with the Special Meeting.

Engagement of CIBC

By letter agreement dated February 23, 2023, (the “Engagement Agreement”), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Consideration to be paid by the Company pursuant to the Merger Agreement.

CIBC will be paid (i) a fee for rendering the Opinion, (ii) a fee upon public announcement of the Proposed Transaction, and (iii) an additional fee that is contingent upon the completion of the Proposed Transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

As part of the Proposed Transaction, (i) Canadian Imperial Bank of Commerce, an affiliate of CIBC, has been requested to act as a co-lead arranger and joint bookrunner to provide financing commitments to Baytex to help refinance the combined balance sheet and fund the Proposed Transaction; and (ii) CIBC World Markets Corp., an affiliate of CIBC, may also be requested by Baytex to act as an underwriter or agent to obtain financing in the debt capital markets. In addition, in the ordinary course of its business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce or an affiliate thereof (i) is a co-lead arranger and joint bookrunner of the lending syndicate providing credit facilities to Baytex, (ii) is a joint lead arranger and joint bookrunner of the lending syndicate providing credit facilities to Ranger, (iii) has acted as an underwriter to obtain financing in the debt capital markets for Baytex and Ranger and (iv) may provide foreign exchange, equity derivatives, interest rate and/or commodity hedging services to Baytex and Ranger.

Credentials of CIBC

CIBC is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i)	a draft Agreement and Plan of Merger dated February 25, 2023;
ii)	a draft Investor and Registration Rights Agreement dated February 25, 2023;
iii)	a draft Support Agreement by Juniper Capital dated February 25, 2023;
iv)	the audited financial statements, annual reports and annual information forms of Baytex for the fiscal years ended December 31, 2020, 2021 and 2022;
v)	the audited financial statements, annual reports and 10Ks of Ranger for the fiscal years ended December 31, 2019, 2020 and 2021;
vi)	the unaudited financial statements and management’s discussion and analysis of Ranger for the nine months ended September 30, 2022 and draft financial statements and management’s discussion and analysis of Ranger for the three months and fiscal year ended December 31, 2022;

vii)	certain internal financial, operational, corporate and other information concerning Baytex that was prepared or provided by the management of Baytex, including internal operating and financial projections;

viii)	certain internal financial, operational, corporate and other information concerning Ranger that was prepared or provided by the management of Ranger, including internal operating and financial projections;
ix)	the operating and financial projections of Ranger prepared or provided by the management of Baytex;

x)	certain pro forma financial, operational, corporate and other information concerning Baytex following completion of the Proposed Transaction, that was prepared or provided by the management of Baytex, including internal operating and financial projections;

xi)	trading statistics and selected financial information of Baytex, Ranger, and other selected public companies considered by us to be relevant;
xii)	various reports published by equity research analysts, industry sources regarding Baytex, Ranger, the oil and gas industry and other public companies, to the extent deemed relevant by us;
xiii)	a certificate addressed to us, dated as of the date hereof, from two senior officers of Baytex as to the completeness and accuracy of the information provided; and
xiv)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Vinson & Elkins LLP and Burnet Duckworth & Palmer LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Merger Agreement and related matters.

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

2

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, the Target or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, the Target or their affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or the Target in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the Company’s and the Target’s audited financial statements and the reports of the auditors thereon and the Target’s interim unaudited financial statements.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning the Company and the Target and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company and the Target, having regard to the Company’s and the Target’s business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Merger Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company and the Target (to the extent prepared or provided to us by the Company) referred to above under the heading “Scope of Review” (collectively, the “Information”), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Target as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Merger Agreement nor as a recommendation to any Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of Baytex or Ranger following the announcement or completion of the Proposed Transaction.

3

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be paid by the Company pursuant to the Merger Agreement is fair, from a financial point of view, to the Company.

Yours very truly,

4

APPENDIX F

INFORMATION CONCERNING BAYTEX ENERGY CORP.

Notice to Reader

Unless the context indicates otherwise, capitalized terms which are used in this Appendix F and not otherwise defined in this Appendix F have the meanings given to such terms under the heading "Glossary of Terms" in this Information Circular.

Forward-Looking Statements

Certain statements contained in this Appendix F, and in certain documents incorporated by reference in this Appendix F, constitute forward-looking statements or information (collectively, "forward-looking statements") within the meaning of applicable Canadian Securities Laws. Such forward-looking statements relate to future events or Baytex's future performance. See "Forward-Looking Statements" in this Information Circular.

Summary Description of the Business of Baytex

Baytex was incorporated on October 22, 2010 pursuant to the provisions of the ABCA. Baytex is the successor to the business of Baytex Energy Trust, which was transitioned to Baytex on December 31, 2010. Baytex is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and the Eagle Ford in the United States.

Baytex's head and principal office is located at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 0R3 and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1. The Baytex Shares are currently traded on the TSX and the NYSE under the symbol "BTE".

For further information regarding Baytex and its business activities, including Baytex's intercorporate relationships and organizational structure, see the Baytex AIF, which is incorporated by reference in this Information Circular.

Recent Developments

On February 27, 2023, Baytex entered into the Merger Agreement under which Baytex has agreed to acquire Ranger through a Plan of Merger under the Laws of the State of Delaware. See "The Merger" in the Information Circular and Appendix D to this Information Circular.

Documents Incorporated by Reference

Information in respect of Baytex has been incorporated by reference in this Information Circular from documents filed by Baytex with the securities commissions or similar authorities in each of the Provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Baytex's Corporate Secretary at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000. In addition, copies of the documents incorporated by reference and other information relating to Baytex are accessible on the SEDAR website at www.sedar.com. and on EDGAR at www.sec.gov.The following documents of Baytex are specifically incorporated by reference into this Information Circular:

1.	the Baytex AIF;

2.	the Baytex Financial Statements;

3.	the Baytex MD&A;

4.	the Baytex 2022 Information Circular; and

5.	the material change report dated March 1, 2023 in respect of the Merger.

Any documents of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus, including any material change reports (excluding confidential material change reports), comparative interim financial statements and comparative annual financial statements (together with the auditors' report thereon), management's discussion and analysis, business acquisition reports and information circulars filed by Baytex, as the case may be, with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the date of the Meeting shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. Information contained on or otherwise accessed through the Baytex website, or any other website, other than those documents specifically incorporated by reference herein and filed on SEDAR or with the SEC do not constitute part of this Information Circular.

Description of Baytex's Securities.

Baytex is authorized to issue an unlimited number of Baytex Shares without nominal or par value and 10,000,000 preferred shares of Baytex ("Preferred Shares") without nominal or par value, issuable in series. As at April 3, 2023 there were 545,553,272 Baytex Shares and no Preferred Shares issued and outstanding. As a Baytex Shareholder, you are entitled to one vote for each Baytex Share you own. For a description of the Baytex Shares and the Preferred Shares see "Description of Capital Structure" in the Baytex AIF, which is incorporated by reference in this Information Circular.

Dividends

Baytex does not currently pay dividends and has not paid dividends in any of the last three years. For further details, see "Dividends" in the Baytex AIF, which is incorporated by reference in this Information Circular.

Market for Securities

The Baytex Shares are listed and trade on the TSX and the NYSE under the symbol "BTE". The following tables set forth the price range and trading volume of the Baytex Shares on the TSX and on all Canadian Exchanges ('Composite') for the periods indicated.

	Canada TSX Trading			Canada Composite Trading
	Price Range			Price Range
(Canadian dollars, except volumes)	High ($)	Low ($)	Volume Traded	High ($)	Low ($)	Volume Traded
2022
April	7.11	5.28	139,451,834	7.11	5.28	246,791,354
May	7.16	5.92	130,049,077	7.16	5.92	253,977,599
June	9.00	5.55	204,988,785	9.00	5.55	411,032,452
July	6.88	5.58	116,008,298	6.88	5.58	231,386,060
August	7.22	5.62	124,514,333	7.22	5.62	238,583,199
September	6.79	5.37	123,905,195	6.79	5.37	204,788,690
October	7.40	6.31	91,854,938	7.40	6.32	158,329,864
November	7.75	6.74	88,829,047	7.75	6.74	161,666,153
December	6.76	5.59	66,957,854	6.76	5.59	124,988,738
2023
January	6.16	5.54	54,957,236	6.16	5.54	98,934,966
February	6.17	5.26	76,926,419	6.17	5.26	143,237,173
March	5.64	4.37	145,405,501	5.68	4.37	247,339,258
April (1-3)	5.42	5.42	6,510,827	5.42	5.42	11,200,046

The following table sets forth the price range and trading volume of the Baytex Shares on the NYSE for the periods indicated. The Baytex Shares began trading on the NYSE on February 23, 2023.

	United States NYSE Trading
	Price Range
(US dollars, except volumes)	High ($)	Low ($)	Volume Traded
2023
February (23-28)	4,31	3.87	14,685,230
March	4.15	3.20	76,483,587
April (1-3)	4.03	4.03	3,897,347

On February 27, 2023, the last Trading Day prior to the public announcement of the Merger, the closing prices of the Baytex Shares on the TSX and the NYSE were $5.83 and US$4.31, respectively. On April 3, 2023 the last Trading Day prior to the date of this Information Circular, closing prices of the Baytex Shares on the TSX and the NYSE were $5.42 and US$4.03, respectively.

Prior Sales

The following table summarizes the Baytex Shares that Baytex has issued in the twelve months prior to the date of this Information Circular:

Date of Issuance	Description of Transaction	Number and Type of Securities	Price per Security(1)
July 6, 2022	Baytex Shares issued pursuant to the Baytex Share Award Incentive Plan	34,304 Baytex Shares	$5.58
March 13, 2023	Baytex Shares issued pursuant to the Baytex Share Award Incentive Plan	595,919 Baytex Shares	$4.74

Note:

(1)	Price per security is based on the closing pricing of Baytex Shares on the TSX on the date of issuance.

During the twelve months prior to the date of this Information Circular, Baytex issued a total of nil RSAs, 68,127 share settled RSAs, 1,132,083 PSAs, 272,507 share settled PSAs, 1,553,043 IAs and 204,996 DSUs pursuant to the Baytex Share Award Incentive Plan, the IAP and the DSU Plan.

Consolidated Capitalization

There has been no material change in Baytex's share or debt capital structure since December 31, 2022. Readers should also refer to the Baytex Financial Statements and the related Baytex MD&A incorporated by reference herein for additional information with respect to Baytex's consolidated capitalization.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Other than as described in this Information Circular, Baytex is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer since the beginning of the most recently completed financial year or nominee for director of Baytex, or of any associate or affiliate of the foregoing, in respect of any matter to be acted on at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as described in this Information Circular, Baytex is not aware of any interest, direct or indirect, of any "Informed Person" (as defined in NI 51-102) of Baytex, any proposed director of Baytex or any associate or affiliate of any Informed Person or proposed director, in any transaction since January 1, 2022 or in any proposed transaction which has materially affected or would materially affect Baytex.

Material Contracts

Other than as disclosed in this Information Circular or the documents incorporated by reference herein, during the twelve months prior to the date of this Information Circular, Baytex has not entered into any contracts, nor are there any contracts still in effect, that are material to Baytex's business, other than: (i) contracts entered into in the ordinary course of business or that are listed in the Baytex AIF (see "Material Contracts" in the Baytex AIF, which is incorporated by reference in this Information Circular); (ii) the Merger Agreement, the Support Agreement and the IRRA entered into on February 27, 2023 and filed on SEDAR on March 1, 2023; and (iii) the Debt Commitment Letters.

Risk Factors

Whether or not the Merger is completed, Baytex will continue to face many of the risks that it currently faces with respect to its business and affairs. Certain of these risk factors have been disclosed in the Baytex MD&A and the Baytex AIF, both of which are incorporated by reference into this Information Circular. Certain risk factors related specifically to the Merger are set forth under the heading "Risk Factors" in this Information Circular. Such information does not purport to be an exhaustive list. If any of the identified risks were to materialize, Baytex's business, financial position, results and/or future operations may be materially affected. Additional risks and uncertainties not presently known to Baytex, or which Baytex currently deems immaterial, may also have an adverse effect upon Baytex. Readers should carefully review and consider all other information contained in this Information Circular and in the documents incorporated by reference before making an investment decision and consult their own professional advisors when necessary.

Additional Information

Additional information relating to Baytex can be found on our website and on the SEDAR website at www.sedar.com. Further information, including directors' and officers' remuneration and indebtedness, principal holders of our securities and securities issued and authorized for issuance under our equity compensation plans, see "Voting Shares and Principal Holders", "About the Directors – Director Compensation" and "Compensation Program Design" in the Information Circular. Copies of the documents incorporated herein by reference may be obtained on request without charge from Baytex's Corporate Secretary at Suite 2800, Centennial Place, East Tower, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, telephone (587) 952-3000.

APPENDIX G

BOARD OF DIRECTORS MANDATE AND TERMS OF REFERENCE

ROLE AND OBJECTIVE

The Board of Directors (the "Board") of Baytex Energy Corp. (the "Corporation") is responsible for the stewardship of Baytex and any other Subsidiary entities of Baytex. In this Mandate and Terms of Reference, Baytex and its Subsidiary entities are collectively referred to as "Baytex". In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Baytex.

The objectives of the Board are to:

•	in consultation with the President and Chief Executive Officer of Baytex (the "CEO"), define the principal objectives of Baytex;

•	supervise the management of the business and affairs of Baytex with the goal of achieving the principal objectives of Baytex;

•	discharge the duties imposed on the Board by applicable laws; and

•	for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

MEMBERSHIP

1.	The Board shall be comprised of not less than three members, a majority of whom are "independent" directors (within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices).

2.	The shareholders of Baytex are entitled to nominate for election all of the members of the Board, to hold office until the close of the next annual meeting, by a vote at a meeting of shareholders. In accordance with the articles and by-laws of Baytex, the members of the Board then in office have the authority to appoint additional directors and fill vacancies on the Board.

3.	The members of the Board should have or obtain sufficient knowledge of Baytex and the oil and gas business to assist in providing advice and counsel on relevant issues.

4.	Board members should offer their resignation from the Board to the Chair of the Board (the "Chair") following a change in personal circumstances which would reasonably interfere with their ability to serve as a Board member or reflect poorly on Baytex (for example, finding by a court of fraud or conviction under the Criminal Code or securities legislation).

RESPONSIBILITIES

Without limiting the generality of the foregoing, the Board will perform the following duties:

Strategic Direction and Capital and Financial Plans

1.	Require the CEO to present annually to the Board a strategic plan and annual operating and capital plans for Baytex's business, which plans must:

(a)	be designed to achieve Baytex's principal objectives;

(b)	identify the principal strategic and operational opportunities and risks of Baytex's business; and

(c)	be approved by the Board as a precondition to the implementation of such plans.

2.	Review Baytex's progress towards the achievement of the goals established in the strategic, operating and capital plans and, if necessary, revise and alter such plans in light of changing circumstances.

3.	Approve acquisitions and dispositions in excess of expenditure limits established by the Board.

4.	Monitor the appropriateness of Baytex's capital structure, including:

(a)	approving the borrowing of funds and the establishment of credit facilities; and

(b)	approving issuances of additional shares or other securities of Baytex, including securities convertible into shares, to the public and any offering documents, such as prospectuses.

5.	Approve the cash dividends to be paid on the shares of Baytex.

6.	Approve all matters relating to a take-over bid for the securities of Baytex.

Finances and Controls

1.	Identify the principal risks of Baytex's business, take all reasonable steps to ensure the implementation of the appropriate systems to manage these risks and periodically evaluate the appropriateness of such systems.

2.	Ensure systems are in place for the implementation and maintenance of the integrity of Baytex's internal control and information systems, including maintenance of all required records and documentation.

3.	In consultation with the CEO, establish the limits of management's authority and responsibility in conducting Baytex's business.

4.	In consultation with the CEO, establish a disclosure policy for Baytex with the objective of ensuring that all financial information made public by Baytex (including its annual and interim financial statements) is accurate and complete and fairly presents its financial position and performance.

5.	Ensure that the financial performance of Baytex is properly reported to shareholders, other security holders and regulators on a timely and regular basis.

6.	Ensure that information relating to Baytex's oil and natural gas activities is prepared and disclosed in accordance with applicable securities laws.

7.	In consultation with the CEO, establish the ethical standards to be observed by all officers and employees of Baytex and use reasonable efforts to ensure that a process is in place to monitor compliance with those standards.

8.	Require that the CEO institute and monitor processes and systems designed to ensure compliance with applicable laws by Baytex and its officers and employees.

9.	Approve any material contracts to be entered into by Baytex.

Human Resources

1.	Monitor overall human resources policies and procedures, including compensation and succession planning.

2.	Develop a position description for the CEO.

3.	Appoint the CEO and determine the terms of the CEO's employment with Baytex.

4.	Evaluate the performance of the CEO at least annually.

5.	In consultation with the CEO, appoint all officers of Baytex and approve the terms of each officer's employment.

6.	Develop a system under which succession to senior management positions will occur in a timely manner.

7.	Approve any proposed significant change in the management organization structure of Baytex.

8.	Approve all retirement plans for officers and employees of Baytex.

9.	Review annually the adequacy and form of the compensation of directors.

Governance

1.	Develop position descriptions for the Chair of the Board and, if applicable, the Lead Independent Director.

2.	Select nominees for election to the Board.

3.	Facilitate the continuity, effectiveness and independence of the Board by, amongst other things:

(a)	appointing a Chair and, if applicable, Lead Independent Director of the Board;

(b)	appointing from amongst the directors an audit committee and such other committees of the Board as the Board deems appropriate;

(c)	defining the mandate and terms of reference for each committee of the Board;

(d)	developing a position description for the chair of each committee of the Board;

(e)	ensuring that processes are in place and are utilized to assess the effectiveness of the Chair or the Board, Executive Chair or the Board and the Lead Independent Director of the Board, as applicable, the Board as a whole, each committee of the Board and each director; and

(f)	establishing a system to enable any director to engage an outside adviser at the expense of Baytex.

4.	Review annually the composition of the Board and its committees.

General

1.	The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

2.	The Board shall have the authority to review any corporate report or material and to investigate any activity of Baytex and to request any employees to cooperate as requested by the Board.

MEETINGS AND ADMINISTRATIVE MATTERS

1.	At all meetings of the Board every question shall be decided by a majority of the votes cast. In case of an equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

2.	The Chair (or Executive Chair) shall preside at all meetings of the Board, unless the Chair (or Executive Chair) is not present, in which case the Lead Independent Director shall act as chair for purposes of the meeting.

3.	A quorum for meetings of the Board shall be a majority of its members. The rules for calling, holding, conducting and adjourning meetings of the Board are contained in the by-laws of Baytex.

4.	Meetings of the Board should be scheduled to take place at least three times per year and at such other times as the Chair may determine.

5.	Agendas, approved by the Chair, shall be circulated to Board members along with background information on a timely basis prior to the Board meetings.

6.	The Board may invite those officers, directors and employees of Baytex and its Subsidiary entities as it may see fit from time to time to attend at meetings of the Board and assist thereat in the discussion and consideration of the matters being considered by the Board, provided that the CEO and the Chief Financial Officer of Baytex shall attend all meetings of the Board, unless otherwise excused from all or part of any such meeting by the chair of the meeting.

7.	At each meeting of the Board, an opportunity will be provided for the independent members of the Board to meet without the non-independent members of the Board and members of management being present.

8.	Minutes of the Board's meetings will be recorded and maintained and made available to any Board member upon request.

9.	The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of Baytex.

Approved by the Board of Directors on February 13, 2023.

APPENDIX H

SUMMARY OF SHARE BASED COMPENSATION PLANS

SHARE AWARD INCENTIVE AWARD PLAN

At a special meeting held on December 9, 2010, the unitholders of Baytex Energy Trust (our predecessor) approved the adoption by Baytex effective January 1, 2011 of a full-value share award incentive plan (the "Baytex Share Award Incentive Plan") pursuant to which RSAs, PSAs, share settled performance awards or share settled restricted awards may be granted to the directors, officers, employees and other service providers of Baytex and its Subsidiaries. At annual and special meetings of Baytex Shareholders held on June 1, 2016, May 2, 2019 and April 28, 2022 the Baytex Shareholders approved the unallocated incentive awards ("ISAs") under the Baytex Share Award Incentive Plan for additional three-year periods.

Summary of Amendments to the Baytex Share Award Incentive Plan since April 28, 2022

On November 4, 2022, the Baytex Board approved amendments to the Baytex Share Award Incentive Plan. The amendments consisted of changes allowing Baytex to issue shares awards with a term of longer than three years and which are to be settled in shares (unless both Baytex and the grantee agree to settle in cash).

On November 17, 2022, the Baytex Board approved an extension to the Cessation Date (as defined in the Baytex Share Award Incentive Plan) for 61,111 RSAs and 449,329 PSAs held by Mr. Gray so as to prevent such ISAs from terminating so as to allow such ISAs to vest in March 2023 which was subsequent to Mr. Gray's departure from Baytex.

On February 23, 2022, the Baytex Board approved additional amendments to the Baytex Share Award Incentive Plan. These amendments removed reference to performance multipliers in Schedule "A" (as previously attached thereto) to the Baytex Share Award Incentive Plan, such that the performance multiplier would be as determined by the Baytex Board, which cannot be more than 2.

These amendments were made in accordance with the amendment provision contained in the Baytex Share Award Incentive Plan, have been approved by the TSX and did not require approval from Baytex Shareholders.

A summary of the Baytex Share Award Incentive Plan is provided below and a full copy of the Baytex Share Award Incentive Plan is available on SEDAR at www.sedar.com (the current version of the Baytex Share Award Incentive Plan was filed on February 23, 2023 under "Other")

Overview

The Baytex Board has delegated the authority to administer the Baytex Share Award Incentive Plan to the HRC Committee.

Under the terms of the Baytex Share Award Incentive Plan, any Service Provider may be granted RSAs and PSAs. In determining the Service Providers to whom ISAs may be granted ("Grantees"), the number of Baytex Shares to be covered by each ISA grant and the allocation between RSAs and PSAs, the HRC Committee may take into account such factors as it shall determine in its sole discretion, including any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)	the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the HRC Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of Baytex;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of Baytex;

(f)	the Fair Market Value or current market price of the Baytex Shares at the time of such ISA grant; and

(g)	such other factors as the HRC Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Baytex Share Award Incentive Plan.

Grant Practice

The HRC Committee's practice is to grant awards annually and have them vest and the underlying Baytex Shares be issued as to one-third every twelve months (with the last issuance to occur 36 months following the grant date).

RSAs

Each RSA entitles the holder to be issued the number of Baytex Shares designated in the RSA (plus dividend equivalents as described below) with such Baytex Shares to be issued on dates determined by the HRC Committee. The HRC Committee did not grant any RSAs in 2021 or 2022 as they were replaced by ISAs which are settled in cash only and are not issued pursuant to the Baytex Share Award Incentive Plan. Each RSA expires if it has not vested before December 15 of the third year following the year in which it was granted.

Share Settled Restricted Awards

Each Share Settled Restricted Award has the same entitlements as an RSA, except that each Share Settled Restricted Award expires if it has not vested before December 15 of the seventh year following the year in which it was granted, as compared to the third year for an RSA. Differences as to the settlement method are discussed under the heading "Payment of ISAs" herein. The only Share Settled Restricted Awards outstanding are those granted to Mr. Greager in 2022.

PSAs

Each PSA entitles the holder to be issued the number of Baytex Shares designated in the PSA (plus dividend equivalents as described below) multiplied by a Payout Multiplier, with such Baytex Shares to be issued on dates determined by the HRC Committee.

The Payout Multiplier is determined by the HRC Committee based on an assessment of the achievement of the predefined Corporate Performance Measures in respect of the applicable period. Corporate Performance Measures may include: relative total shareholder return; recycle ratio; activities related to the growth of Baytex; average production volumes; unit costs of production; total proved reserves; health, safety and environmental performance; the execution of Baytex's strategic plan; and such additional measures as the HRC Committee shall consider appropriate in the circumstances. The Payout Multiplier for a particular period can be one of 0x, 0.5X, 1.0x, 1.5x or 2x. For those PSAs where the issue date occurs beyond the first anniversary of the grant date, the Payout Multiplier will be the arithmetic average of the Payout Multiplier for each of the two or three preceding fiscal years, as applicable.

Share Settled Performance Awards

Each Share Settled Performance Award has the same entitlements as a PSA, except that each Share Settled Performance Award expires if it has not vested before December 15 of the seventh year following the year in which it was granted, as compared to the third year following the year in which it was granted for a PSA. Differences as to the settlement method are discussed under the heading "Payment of ISAs" herein. The only Share Settled Performance Awards outstanding are those granted to Mr. Greager in 2022.

Dividend Equivalents

The Baytex Share Award Incentive Plan provides for cumulative adjustments to the number of Baytex Shares to be issued pursuant to ISAs on each date that dividends are paid on the Baytex Shares by an amount equal to a fraction having as its numerator the amount of the dividend per Baytex Share multiplied by the Adjustment Ratio immediately prior to the record date for such dividend and having as its denominator the price, expressed as an amount per Baytex Share, paid by participants in our dividend reinvestment plan to reinvest their dividends in additional Baytex Shares on the applicable dividend payment date, provided that if Baytex has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the Baytex Shares on the Trading Day immediately preceding the dividend payment date.

Under the Baytex Share Award Incentive Plan, in the case of a non-cash dividend, including Baytex Shares or other securities or property, the HRC Committee will, in its sole discretion and subject to the approval of the Exchange, determine whether or not such non-cash dividend will be provided to the ISA holder and, if so provided, the form in which it shall be provided.

Limitation on Baytex Shares Reserved

The Baytex Share Award Incentive Plan provides that the maximum number of Baytex Shares reserved for issuance from time to time pursuant to outstanding ISAs shall not exceed a number of Baytex Shares equal to 3.8% of the aggregate number of issued and outstanding Baytex Shares.

Limitations on ISAs

The aggregate number of ISAs granted to any single Service Provider shall not exceed 5% of the issued and outstanding Baytex Shares, calculated on an non-diluted basis. In addition: (i) the number of Baytex Shares issuable to insiders at any time, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding Baytex Shares; and (ii) the number of Baytex Shares issued to insiders, within any one year period, under all security based compensation arrangements of Baytex, shall not exceed 10% of the issued and outstanding Baytex Shares. The number of Baytex Shares issuable pursuant to the Baytex Share Award Incentive Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding Baytex Shares and the value of all ISAs granted to any one Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1x will be assumed for any PSAs).

Issue Dates

If there is a prohibition on trading the securities of Baytex as a result of the imposition by Baytex of a trading blackout (a "Blackout Period") and the issue date of a ISA falls within a Blackout Period, then the issue date of such ISA shall be extended to the date that is five business days following the end of such Blackout Period.

Payment of ISAs

On the issue date, Baytex shall have the option of settling any amount payable in respect of an RSA or PSA by any of the following methods or by a combination of such methods at Baytex's election:

(a)	Baytex Shares issued from the treasury of Baytex;

(b)	Baytex Shares acquired by Baytex on the open market; or

(c)	cash in an amount equal to the aggregate Fair Market Value of such Baytex Shares that underlie such ISA.

On the issue date, Baytex shall have the option of settling any amount payable in respect of an Share Settled Restricted Award or Share Settled Performance Award by any of the following methods or by a combination of such methods at Baytex's election:

(a)	Baytex Shares issued from the treasury of Baytex; or

(b)	Baytex Shares acquired by Baytex on the open market;

Provided that if Baytex and Grantee agree, the Share Settled Restricted Award or Share Settled Performance Award can be settled for cash in an amount equal to the aggregate Fair Market Value of such Baytex Shares that underlie such ISAs.

Financial Assistance

The Baytex Share Award Incentive Plan does not provide for the provision of financial assistance by Baytex in respect of ISAs granted thereunder.

Change of Control

In the event of a Change of Control of Baytex, the issue date(s) applicable to the ISAs will be accelerated such that the Baytex Shares to be issued pursuant to such ISAs will be issued immediately prior to the date upon which the Change of Control is completed and the Payout Multiplier applicable to any PSAs shall be determined by the HRC Committee who would assess Baytex's performance for the applicable period relative to the pre-established Corporate Performance Measures.

Under the Baytex Share Award Incentive Plan, a Change of Control means:

(a)	a successful take-over bid, pursuant to which the offeror as a result of such take-over bid beneficially owns in excess of 50% of the outstanding Baytex Shares; or

(b)	any change in the beneficial ownership or control of the outstanding securities or other interests which results in (i) a person or group of persons acting jointly or in concert, or (ii) an Affiliate or associate of such person or group of persons, holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of Baytex; or

(c)	Incumbent Directors no longer constituting a majority of the Baytex Board; or

(d)	the completion of an arrangement, merger or other form of reorganization of Baytex where the holders of the outstanding voting securities or interests of Baytex immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(e)	the winding up or termination of Baytex or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of Baytex to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of Baytex is continued and where the security holdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a Change of Control if paragraphs (b) and (c) above were applicable to the transaction); or

(f)	any determination by a majority of the Baytex Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Baytex Share Award Incentive Plan.

Provided that a Change of Control shall be deemed not to have occurred if a majority of the Baytex Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question.

Early Termination Events

Pursuant to the Baytex Share Award Incentive Plan, unless otherwise determined by the HRC Committee or unless otherwise provided in an ISA Agreement pertaining to a particular ISA or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(a)	Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the issue date for all Baytex Shares awarded to such Grantee under any outstanding ISA Agreements shall be accelerated to the Cessation Date. The Payout Multiplier to be applied to any PSAs held by the Grantee shall be determined by the President and Chief Executive Officer of Baytex in the case of a Grantee who is not a director or officer and the HRC Committee in all other cases, after taking into consideration the performance of such Grantee and the performance of Baytex since the grant date of such PSAs.

(b)	Termination for Cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether RSAs or PSAs, shall be immediately terminated and all rights to receive Baytex Shares thereunder shall be forfeited by the Grantee.

(c)	Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether RSAs or PSAs, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(d)	Retirement - If a Grantee provides six (6) months prior written notice of their retirement and if: (i) they are over fifty-five (55) years old and have provided six to 10 years of continuous service, they shall be entitled to retain all but their most recent grant of ISAs; (ii) they are over sixty (60) years old and have provided more than six years of continuous service, they shall be entitled to retain all of their ISAs, upon ceasing to be a Service Provider; and (iii) they are over fifty-five (55) years old and provided more than 10 years of continuous service, they shall be entitled to retain all of their ISAs. In each case the retiring Service Provider is required to sign a non-competition and non-solicitation agreement with Baytex.

(e)	Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (a), (b) and (c) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding ISA Agreements under which ISAs have been made to such Grantee, whether RSAs or PSAs, shall be terminated and all rights to receive payments thereunder shall be forfeited by the Grantee.

(f)	Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider for any reason, the issue date for all ISAs held by such Non-Management Directors shall be accelerated to their Cessation Date.

Expiry

ISAs terminate on the earlier of two years following the commencement of a leave of absence and the date determined by the HRC at the time of grant, provided that such termination date can be no later than December 15th of the third year following the year in which the ISA was granted.

Assignment

Except in the case of death, the right to receive payment pursuant to an ISA granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in the Baytex Share Award Incentive Plan, no assignment, sale, transfer, pledge or charge of a ISA, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such ISA whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such ISA shall terminate and be of no further force or effect.

Amendment and Termination of Plan

The Baytex Share Award Incentive Plan and any ISAs granted pursuant thereto may, subject to any required approval of the Exchange, be amended, modified or terminated by the Baytex Board without the approval of Baytex Shareholders. Notwithstanding the foregoing, the Baytex Share Award Incentive Plan or any ISA may not be amended without Shareholder approval to:

(a)	increase the percentage of Baytex Shares reserved for issuance pursuant to ISAs in excess of the limit currently prescribed in the Baytex Share Award Incentive Plan;

(b)	extend the issue date of any ISAs issued under the Baytex Share Award Incentive Plan beyond the latest issue date specified in the ISA Agreement (other than as permitted by the terms and conditions of the Baytex Share Award Incentive Plan);

(c)	permit a Grantee to transfer ISAs to a new beneficial holder other than for estate settlement purposes;

(d)	change the limitations on the granting of ISAs described above under "Limitations on ISAs"; and

(e)	change the amending provision of the Baytex Share Award Incentive Plan.

In addition, no amendment to the Baytex Share Award Incentive Plan or any ISAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any ISA previously granted to such Grantee under the Baytex Share Award Incentive Plan.

INCENTIVE AWARD PLAN

The Baytex Board approved the Incentive Award Plan ("IAP") on January 20, 2020. Pursuant to the IAP the Baytex Board may grant Incentive Awards ("IAs") to the employees, officers and other service providers of Baytex and its Subsidiaries. Non-management directors are not eligible to receive IAs. IAs can only be settled for cash, they cannot be settled for shares.

The Baytex Board has delegated the authority to administer the IAP to the HRC Committee. In determining the Service Providers to whom IAs may be granted ("Grantees") and the number of Baytex Shares to be covered by each IA grant, the HRC Committee may take into account the same factors as are used in the Baytex Share Award Incentive Plan.

Upon vesting, each IA entitles the holder to a payment, net of applicable withholding Taxes, equal to the number of IAs that are vesting multiplied by the volume weighted average price of the Baytex Shares on the TSX for the five Trading Days preceding the vesting.

With respect to Grant Practice, Dividend Equivalents, Payment Dates (which are equivalent to Issue Dates under the Baytex Share Award Incentive Plan), Change of Control, Early Termination Events, Expiry and Assignment the IAP has terms which are substantially similar to those in the Baytex Share Award Incentive Plan which are summarized above. The IAP and any IAs granted may be amended, modified or terminated by the Baytex Board at its sole discretion, provided that no amendment to the IAP or any IAs granted pursuant thereto may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any IA previously granted to such Grantee.

DSU PLAN

The Baytex Board approved the DSU Plan effective as of January 1, 2021. Pursuant to the DSU Plan the Baytex Board may grant DSUs to directors who are not also employees of Baytex.

DSUs are granted annually at the same time as share based compensation is granted to the officers and employee of Baytex. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the director's annual equity retainer by the volume weighted average price of the Baytex Shares on the TSX for the five Trading Days preceding the grant. The DSUs vest immediately but are not paid out until a director ceases to be a director of Baytex. When a director ceases to serve on the Baytex Board for any reason, the director will receive a cash payment, net of applicable withholding Taxes, for each DSU credited. If the director is a U.S. resident, the amount of the payment will be determined on the director's termination date. If the director is a Canadian resident, the payment amount will be determined on either the director's termination date or, at the director's election, a date of the director's choosing not later than December 1 of the calendar year following the year in which the director ceased to serve on the Baytex Board. The amount of the payment for each DSU will be determined based on the volume weighted average trading price of the Baytex Shares on the TSX for the five Trading Days preceding the date determined in accordance with the foregoing.

The number of DSUs held by a director is increased each month, based on dividends earned, if any, on those DSUs during the month, on a compounding basis. Directors have no right to receive Baytex Shares for their DSUs, however, the Baytex Board may elect to deliver Baytex Shares in satisfaction in whole or in part of any payment to be made upon the redemption of DSUs by (i) subject to any required approval of the Exchange and, if required by the policies of the Exchange, the Baytex Shareholders, issuing Baytex Shares from treasury, or (ii) with Baytex Shares purchased on the market. Directors have the option to elect to receive up to 50% of their annual cash retainers in the form of DSUs.

The DSU Plan may be amended, modified or terminated by the Baytex Board, provided that no amendment to the may be made without the consent of a participant it adversely alters or impairs the rights of such participant in respect of any DSU held by that participant.

APPENDIX I

INFORMATION CONCERNING RANGER OIL CORPORATION

The following information about Ranger should be read in conjunction with the documents incorporated by reference into this "Appendix I – Information Concerning Ranger Oil Corporation" and the information concerning Ranger appearing elsewhere in this Information Circular. Capitalized terms used but not otherwise defined in this "Appendix I – Information Concerning Ranger Oil Corporation" shall have the meanings ascribed to them under the heading "Glossary of Terms" in this Information Circular.

The term "Ranger" or the "Company" as used in this Appendix I refer collectively to Ranger Oil Corporation and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within Ranger.

Notice to Reader

Certain information in this Appendix I has been furnished by Ranger. Although Baytex does not have any knowledge that would indicate that such information is untrue or incomplete, neither Baytex nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Ranger's financial statements, or for the failure by Ranger to disclose events or information that may affect or be necessary to ensure the completeness or accuracy of such information. For further information regarding Ranger, please refer to Ranger's filings with the U.S. Securities and Exchange Commission (the "SEC") which may be viewed under Ranger's profile on EDGAR at www.sec.gov. All financial amounts in this Appendix I are presented in U.S. dollars, unless otherwise stated.

Cautionary Statement Regarding Forward-Looking Information

This Appendix I and the other documents incorporated by reference into this Appendix I may contain "forward-looking statements" or "forward-looking information" under applicable securities Laws. Ranger uses words such as "anticipate," "guidance," "assumptions," "projects," "estimates," "expects," "continues," "intends," "plans," "believes," "forecasts," "future," "potential," "may," "possible," "could" and variations of such words or similar expressions to identify forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

•	all of the risks and uncertainties related to the Merger (as defined below), including the risk that the conditions to the Closing are not satisfied and the additional risks discussed in the section entitled "Risk Factors" in this Information Circular and in Ranger's Form 10-K for the year ended December 31, 2022, which is incorporated by reference herein;
•	risks related to completed acquisitions, including the risk that the benefits of the acquisitions may not be fully realized or may take longer to realize than expected, and that management attention will be diverted to integration-related issues;
•	the sustained market uncertainty of, and volatility of commodity prices for crude oil, natural gas liquids ("NGLs") and natural gas;
•	general economic conditions, including as a result of governmental actions to address elevated inflation levels caused by labor shortages, supply shortages and increased demand, and other inflationary pressures;
•	the impact of world health events, including the COVID-19 pandemic, economic slowdown, governmental actions, stay-at-home orders and interruptions to its operations or its customer's operations;
•	risks related to and the impact of actual or anticipated other world health events;
•	Ranger's ability to satisfy its short-term and long-term liquidity needs, including its ability to generate sufficient cash flows from operations or to obtain adequate financing on favorable terms, including access to the capital markets, to fund its capital expenditures and meet working capital needs;
•	Ranger's ability to access capital, including through lending arrangements and the capital markets, as and when desired;

•	negative events or publicity adversely affecting Ranger's ability to maintain its relationships with its suppliers, service providers, customers, employees, and other third parties;
•	plans, objectives, expectations and intentions contained in herein that are not historical;
•	Ranger's ability to execute its business plan in volatile commodity price environments;
•	Ranger's ability to develop, explore for, acquire and replace oil and gas reserves and sustain production;
•	potential changes to Ranger's drilling and development program;
•	Ranger's ability to generate profits or achieve targeted reserves in its development operations;
•	Ranger's ability to meet guidance, market expectations and internal projections, including type curves;
•	any impairments, write-downs or write-offs of Ranger's reserves or assets;
•	the projected demand for and supply of oil, NGLs and natural gas;
•	Ranger's ability to contract for drilling rigs, frac crews, materials, supplies and services at reasonable costs;
•	Ranger's ability to declare dividends;
•	Ranger's ability to renew or replace expiring contracts on acceptable terms;
•	Ranger's ability to obtain adequate pipeline transportation capacity or other transportation for its oil and gas production at reasonable cost and to sell its production at, or at reasonable discounts to, market prices;
•	the uncertainties inherent in projecting future rates of production for its wells and the extent to which actual production differs from that estimated in its proved oil and gas reserves;
•	use of new techniques in Ranger's development, including choke management and longer laterals;
•	drilling, completion and operating risks, including adverse impacts associated with well spacing and a high concentration of activity;
•	Ranger's ability to compete effectively against other oil and gas companies;
•	leasehold terms expiring before production can be established and Ranger's ability to replace expired leases;
•	environmental obligations, costs and liabilities that are not covered by an effective indemnity or insurance;
•	the timing of receipt of necessary regulatory permits;
•	the effect of commodity and financial derivative arrangements with other parties and counterparty risk related to the ability of these parties to meet their future obligations;
•	the occurrence of unusual weather or operating conditions, including force majeure events;
•	Ranger's ability to retain or attract senior management and key employees;
•	reliance on a limited number of customers and a particular region for substantially all of its revenues and production;
•	compliance with and changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters;
•	physical, electronic and cybersecurity breaches;
•	uncertainties and economic events relating to general domestic and international economic and political conditions, including political tensions or war;
•	the impact and costs associated with litigation or other legal matters;
•	sustainability initiatives; and
•	other factors set forth in Ranger's periodic filings with the SEC, including the risks set forth in "Risk Factors" in this Information Circular and in Ranger's Form 10-K for the year ended December 31, 2022, which is incorporated by reference herein.

Additional information concerning these and other factors can be found in Ranger's press releases and public filings with the SEC. Many of the factors that will determine Ranger's future results are beyond the ability of management to control or predict. Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. All subsequent written and oral forward-looking statements attributable to Ranger or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Ranger undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable Law.

See "Forward-Looking Information" in this Information Circular.

Corporate Structure

Name and Incorporation

Ranger was incorporated pursuant to the VSCA. From December 28, 2016 through October 18, 2021, the Ranger Class A common stock (the "Ranger Class A Common Stock") was listed and traded on the NASDAQ under the symbol "PVAC." On October 14, 2021, Ranger changed its name from Penn Virginia Corporation to Ranger Oil Corporation and the Ranger Class A Common Stock began trading under the symbol "ROCC" on the NASDAQ on October 18, 2021.

The principal executive offices of Ranger are located at 16285 Park Ten Place, Suite 500, Houston, Texas 77084 and the registered office of Ranger in the Commonwealth of Virginia is 4701 Cox Road, Suite 285, Glen Allen, Henrico County, Virginia 23060. Ranger's telephone number is (713) 722-6500 and its website is www.rangeroil.com.

Intercorporate Relationships

The following chart presents the name and the jurisdiction of Ranger's direct and indirect Subsidiaries as at December 31, 2022. Unless otherwise indicated, Ranger owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries below:

Legal Entity	State or Country of Incorporation	Percentage Ownership
Boland Building, LLC	Texas	100%
Eagleford Gas, LLC	Texas	100%
Eagleford Gas 2, LLC	Texas	100%
Eagleford Gas 3, LLC	Texas	100%
Eagleford Gas 5, LLC	Texas	100%
Eagleford Gas 7, LLC	Texas	100%
Eagleford Gas 8, LLC	Texas	100%
Eagleford Gas 11, LLC	Texas	100%
La Salle Eagle Ford Gathering Line LLC	Texas	100%
ROCC BR Disposal LLC	Texas	100%
ROCC Operating, LLC	Texas	100%
ROCC Resources America LLC	Delaware	100%
ROCC Resources, LLC	Delaware	100%
ROCC Holdings, LLC	Delaware	100%
ROCC Oil & Gas, LLC	Virginia	100%
ROCC Oil & Gas, L.P.	Texas	100%
ROCC Oil & Gas GP LLC	Delaware	100%
ROCC Oil & Gas LP LLC	Delaware	100%
ROCC Intermediate LLC	Delaware	100%
ROCC Energy Holdings GP, LLC	Delaware	100%
ROCC Energy Holdings, L.P.	Delaware	100%
T-N-T Engineering, LLC	Delaware	100%

Business of Ranger

Summary Description of the Business of Ranger

Ranger is an independent oil and gas company engaged in the onshore development and production of crude oil, NGLs and natural gas. Ranger's current operations consist of drilling unconventional horizontal development wells and operating its producing wells in the Eagle Ford Shale (the "Eagle Ford") in South Texas.

The Ranger-Baytex Merger

Juniper Capital Advisors, L.P. ("Juniper Capital"), through its affiliates, JSTX Holdings, LLC ("JSTX") and Rocky Creek Resources, LLC ("Rocky Creek" and together with JSTX and Juniper Capital, "Juniper" or the "Ranger Class B Holders", as such reference is used elsewhere in this Information Circular) beneficially owned as of April 3, 2023 an approximate 54% equity interest in the Company through its ownership of 22,548,998 shares of Ranger Class B common stock (the "Ranger Class B Common Stock" and, together with the Ranger Class A Common Stock, the "Ranger Common Stock") and 22,548,998 common units in ROCC Energy Holdings, L.P., its Up-C partnership subsidiary (the "Opco Common Units"). See Note 2 and Note 4 to the consolidated financial statements of Ranger for the year ended December 31, 2022 (the "Ranger Financial Statements") included in Schedule A attached to this Appendix I for further information.

On February 27, 2023, Ranger entered into the Merger Agreement with Baytex pursuant to which, among other things, Ranger will merge with and into Merger Sub with Ranger surviving the merger as a wholly owned subsidiary of Baytex (the "Merger"). Upon the formation of Merger Sub prior to Closing, Merger Sub will become a party to the Merger Agreement by a joinder agreement. In addition to the foregoing sentence, the Merger Agreement provides, among other things, for the acquisition of each share of Ranger Class A Common Stock, issued and outstanding immediately prior to the Effective Time (including shares of Ranger Class A Common Stock to be issued in connection with the exchange of the Ranger Class B Common Stock and Opco Common Units for Ranger Class A Common Stock). Under the terms of the Merger Agreement, Ranger Shareholders will receive 7.49 Baytex Shares plus US$13.31 cash, for each share of Class A Common Stock of Ranger (including any shares issued pursuant to the Opco Unit Exchange (as defined in below) other than certain excluded shares as described in the Merger Agreement) held immediately prior to closing of the Merger. The Merger Agreement was unanimously approved by the board of directors of Ranger (the "Ranger Board") and the board of directors of Baytex (the "Baytex Board").

Pursuant to the Merger Agreement, on February 27, 2023, the Ranger Class B Holders executed and delivered to Baytex a support agreement (the "Support Agreement"). Pursuant to the Support Agreement, the Ranger Class B Holders have, among other things, except in limited circumstances, agreed to: (i) vote in favor of the Merger; (ii) not transfer their Ranger Class B Common Stock and Opco Common Units between signing the Merger Agreement and the Effective Time; and (iii) prior to the Effective Time, exercise their right to exchange all of their Opco Common Units and shares of Ranger Class B Common Stock for shares of Ranger Class A Common Stock. The Ranger Class B Holders collectively own more than a majority of the outstanding shares of the Ranger Common Stock entitled to vote on the Merger Agreement.

Additionally, concurrent with closing of the Merger, Baytex will take appropriate actions to cause Jeffrey E. Wojahn and one additional independent director to be chosen by Ranger from the directors serving on the Ranger Board as of February 27, 2023 (collectively, the "Ranger Designees") to be elected or appointed to the Baytex Board and thereafter, the Baytex Board will, subject to the terms of the investor and registration rights agreement (the "IRRA") dated February 27, 2023 entered into among Baytex and the Ranger Class B Holders, will cause the Ranger Designees (provided they are willing to serve) to be nominated to serve on the Baytex Board at any election of Baytex directors occurring on or before December 31, 2024.

Pursuant to the IRRA, Ranger Class B Holders have agreed that of the Baytex Shares issued to such Ranger Class B Holders upon closing of the Merger and the related transactions, one-third will be subject to a 90 day lock-up period, one-third will be subject to a 180 day lock-up period and one-third will be subject to a 270 day lock-up period, in each case subject to certain exceptions. In connection with the Merger, Baytex has granted the Ranger Class B Holders certain registration and piggyback resale rights in the United States, as more fully described in the IRRA.

Baytex and Ranger have targeted to complete the Merger in the second quarter of 2023, subject to the receipt of the required approval of the Merger Resolution and Ranger Shareholders Approval, regulatory approvals and the satisfaction or waiver of the other conditions to the Merger, in each case, as set forth in the Merger Agreement.

Current Operations

Ranger leases a highly contiguous position of approximately 187,700 gross (163,800 net) acres as of December 31, 2022 in the core liquids-rich area or "volatile oil window" of the Eagle Ford in South Texas, which Ranger believes contains a substantial number of drilling locations that will support a multi-year drilling inventory.

In 2022, Ranger's total sales volume was comprised of 72% crude oil, 15% NGLs and 13% natural gas. Crude oil accounted for 88% of its product revenues. Ranger generally sells its crude oil, NGL and natural gas products using short-term floating price physical and spot market contracts.

As of December 31, 2022, Ranger's total proved reserves were approximately 254.5 MMboe, of which 42% were proved developed reserves and 67% were crude oil. As of December 31, 2022, Ranger had 976 gross (857.2 net) productive wells, approximately 97% of which Ranger operates, and leased approximately 188,900 gross (162,100 net) acres of leasehold and royalty interests, approximately 34% of which were undeveloped. Approximately 96% of its total acreage was HBP as of December 31, 2022 and included a substantial number of undrilled locations. During 2022, Ranger completed and turned to sales 59 gross (49.9 net) wells. For additional information regarding its production, reserves, drilling activities, wells and acreage, see the section entitled "Properties".

Key Contractual Arrangements

In the ordinary course of operating its business, Ranger enters into a number of key contracts for services that are critical with respect to its ability to develop, produce, store and bring its production to market. The following is a summary of its most significant contractual arrangements.

Drilling and Completion. From time to time Ranger enters into drilling, completion and materials contracts in the ordinary course of business to ensure availability of rigs, frac crews and materials to satisfy its development program. As of December 31, 2022, Ranger had contracts for three drilling rigs with remaining terms of less than two years.

Crude oil gathering and transportation service contracts. Ranger has long-term agreements that provide Ranger with field gathering and intermediate pipeline transportation services for a majority of its crude oil and condensate production in Lavaca and Gonzales Counties, Texas. Ranger also has volume capacity support for certain downstream intrastate pipeline transportation. The following table provides details on these contractual arrangements as of December 31, 2022:

Description of contractual arrangement	Expiration of Contractual Arrangement	Minimum Gross Volume Delivery (bbl/d)	Expiration of Minimum Volume Commitment
Field gathering agreement	February 2041	8,000	February 2031
Intermediate pipeline transportation services	February 2026	8,000	February 2026
Volume capacity support	April 2026	8,000	April 2026

Each of these arrangements also contains an obligation to deliver the first 20,000 gross barrels of oil per day produced from Gonzales, Lavaca and Fayette Counties, Texas. For certain of its crude oil volumes gathered under the field gathering agreement, Ranger's rate includes an adjustment based on NYMEX WTI prices. As crude oil prices increase, up to a cap of $90 per bbl, the gathering rate escalates pursuant to the field gathering agreement.

Crude oil storage. As of December 31, 2022, Ranger had access to up to approximately 180,000 barrels of crude oil storage as a component of the crude oil gathering agreement referenced above. In addition, Ranger has access for an additional 70,000 barrels at the service provider's central delivery point facility ("CDP") in Lavaca County, Texas, on a month-to-month basis, which can be terminated by either party with 45 days' notice to the counterparty. For additional information relating to crude oil storage see Note 14 to the Ranger Financial Statements included in Schedule A attached to this Appendix I.

Crude terminal dedication. Ranger has a long-term dedication of certain specific leases to a crude purchase and throughput terminal agreement through 2032. Under the agreement, Ranger may transfer dedicated oil for delivery to a Gulf coast terminal in Point Comfort, Texas or to alternate locations to third parties and in any case, Ranger pays a terminal fee.

Natural gas service contracts. Ranger has agreements that provide Ranger with field gathering, compression and short-haul transportation services for its natural gas production and gas lift for its hydrocarbon production under various terms through 2039.

Natural gas processing contracts. Ranger also has agreements that provide Ranger with services to process its wet gas production into NGL products and dry, or residue, gas. Several agreements covering the majority of its wet gas production extend beyond three years, including one agreement that extends into 2029.

Major Customers

Ranger sells a significant portion of its oil and gas production to a relatively small number of customers. For the year ended December 31, 2022, approximately 43% of its consolidated product revenues were attributable to two customers, each of whom accounted for at least 10%. For the years ended December 31, 2021 and 2020, approximately 48% and 56%, respectively, of its consolidated product revenues were attributable to three customers, each of whom accounted for at least 10%. There were no other customers that individually accounted for more than 10% of its consolidated product revenues for the years ended December 31, 2022, 2021 and 2020.

Seasonality

Ranger's sales volumes of crude oil and natural gas are dependent upon the number of producing wells and, therefore, are not seasonal by nature. Ranger does not believe that the pricing of its crude oil and NGL production is subject to any meaningful seasonal effects. Historically, the pricing of natural gas is seasonal, typically with higher pricing in the winter months.

Competition

The oil and gas industry is very competitive, and Ranger competes with a substantial number of other companies, many of which are large, well-established and have greater financial and operational resources than Ranger does. Some of its competitors not only engage in the acquisition, exploration, development and production of oil and gas reserves, but also carry on refining operations, electricity generation and the marketing of refined products. In addition, the oil and gas industry in general competes with other industries supplying energy and fuel to industrial, commercial and individual consumers. Competition is particularly intense in the acquisition of prospective oil and gas properties. Ranger may incur higher costs or be unable to acquire and develop desirable properties at costs Ranger considers reasonable because of this competition. Ranger also competes with other oil and gas companies to secure drilling rigs, frac fleets, sand and other equipment and materials necessary for the drilling and completion of wells and in the recruiting and retaining of qualified personnel. Such materials, equipment and labor may be in short supply from time to time. Shortages of equipment, labor or materials may result in increased costs or the inability to obtain such resources as needed. Many of its larger competitors may have a competitive advantage when responding to commodity price volatility and overall industry cycles.

Government Regulation and Environmental Matters

Ranger's operations are subject to extensive U.S. federal, state and local Laws and regulations that govern oil and gas operations, regulate the discharge of materials into the environment or otherwise relate to the protection of the environment. These Laws, rules and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;
•	require notice to stakeholders of proposed and ongoing operations;
•	require the installation of expensive pollution control equipment;
•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and gas drilling and production and saltwater disposal activities;
•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources; and
•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

Numerous governmental departments issue rules and regulations to implement and enforce such Laws that are often difficult and costly to comply with and which carry substantial administrative, civil and even criminal penalties, as well as the issuance of injunctions limiting or prohibiting its activities for failure to comply. Violations and liabilities with respect to these Laws and regulations could also result in remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect its financial condition, results of operations and cash flows. In certain instances, citizens or citizen groups also have the ability to bring legal Proceedings against Ranger if Ranger is not in compliance with environmental Laws or to challenge its ability to receive environmental permits that Ranger needs to operate. Some Laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination, rendering a person liable for environmental and natural resource damages and cleanup costs without regard to negligence or fault on the part of such person. Other Laws, rules and regulations may restrict the rate of oil and gas production below the rate that would otherwise exist or even prohibit exploration or production activities in sensitive areas. In addition, state Laws often require some form of remedial action to prevent pollution from former operations, such as plugging of abandoned wells. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These Laws, rules and regulations affect its operations, as well as the oil and gas exploration and production industry in general. As of December 31, 2022, Ranger had $8.8 million of asset retirement obligations.

Ranger's management believes that Ranger is in substantial compliance with current applicable environmental Laws, rules and regulations and that continued compliance with existing requirements will not have a material impact on its financial condition, results of operations or cash flows. Nevertheless, changes in existing environmental Laws or regulations or the adoption of new environmental Laws or regulations, including any significant limitation on the use of hydraulic fracturing or the ability to conduct oil and gas development could have the potential to adversely affect its financial condition, results of operations and cash flows. Federal, state or local administrative decisions, developments in the federal or state court systems or other governmental or judicial actions may influence the interpretation or enforcement of environmental Laws and regulations and may thereby increase compliance costs. Environmental regulations have historically become more stringent over time, and thus, there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation.

The following is a summary of the significant environmental Laws to which its business operations are subject:

CERCLA. The Comprehensive Environmental Response, Compensation, and Liability Act (the "CERCLA") is also known as the "Superfund" Law. CERCLA and comparable state Laws impose liability, without regard to fault or the legality of the original conduct, on parties that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the current or former owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Such "responsible parties" may be subject to joint and several liability under CERCLA for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Ranger currently owns or leases properties that have been used for the exploration and production of oil and gas for a number of years. Many of these properties have been operated by third parties whose treatment or release of hydrocarbons or other wastes was not under its control. These properties, and any wastes that may have been released on them, may be subject to CERCLA, and Ranger could potentially be required to investigate and remediate such properties, including soil or groundwater contamination by prior owners or operators, or to perform remedial plugging or pit closure operations to prevent future contamination. States also have environmental cleanup Laws analogous to CERCLA, including Texas.

RCRA. The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA. While there is currently an exclusion from RCRA for drilling fluids, produced waters and most of the other wastes associated with the exploration and production of oil or gas, it is possible that some of these wastes could be classified as hazardous waste in the future and therefore be subject to more stringent regulation under RCRA. Also, in the course of its operations, Ranger generates some amounts of ordinary industrial wastes that may be regulated as hazardous wastes if such wastes have hazardous characteristics.

Oil Pollution Act. The Oil Pollution Act of 1990, or the OPA, contains numerous restrictions relating to the prevention of and response to oil spills into waters of the U.S. The term "waters of the United States" or "waters of the U.S." has been interpreted broadly to include inland water bodies, including wetlands and intermittent streams. The OPA imposes certain duties and liabilities on certain "responsible parties" related to the prevention of oil spills and damages resulting from such spills in or threatening waters of the U.S. or adjoining shorelines. For example, operators of certain oil and gas facilities must develop, implement and maintain facility response plans, conduct annual spill training for certain employees and provide varying degrees of financial assurance. Owners or operators of a facility, vessel or pipeline that is a source of an oil discharge or that poses the substantial threat of discharge is one type of "responsible party" who is liable. The OPA subjects owners of facilities to strict, joint and several liability for all containment and cleanup costs, and certain other damages arising from a spill. As such, a violation of the OPA has the potential to adversely affect its business, financial condition, results of operations and cash flows.

Clean Water Act. The Federal Water Pollution Control Act, or the Clean Water Act, and comparable state Laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into regulated waters, such as waters of the U.S. The discharge of pollutants, including dredge or fill materials in regulated wetlands, into regulated waters or wetlands without a permit issued by the EPA, the U.S. Army Corps of Engineers, or the Corps, or the state is prohibited. The Clean Water Act has been interpreted by these agencies to apply broadly. The EPA and the Corps released a rule to revise the definition of "waters of the United States," or WOTUS, for all Clean Water Act programs, which went into effect in August 2015. However, the EPA rescinded this rule in 2019 and promulgated the Navigable Waters Protection Rule in 2020. The Navigable Waters Protection Rule defined what waters qualify as navigable waters of the U.S. and are under Clean Water Act jurisdiction. This new rule has generally been viewed as narrowing the scope of waters of the U.S. as compared to the 2015 rule, but litigation in multiple federal district courts is currently challenging the rescission of the 2015 rule and the promulgation of the Navigable Waters Protection Rule. In June 2021, the Biden Administration announced plans to develop its own definition for jurisdictional waters. On December 7, 2021, the Biden Administration announced a proposed rule to revise the definition of "waters of the United States." On January 24, 2022, the Supreme Court agreed to consider the scope of the Clean Water Act again in a new appeal, Sackett v. EPA.

The Clean Water Act also requires the preparation and implementation of Spill Prevention, Control and Countermeasure Plans in connection with on-site storage of significant quantities of oil. In 2016, the EPA finalized new wastewater pretreatment standards that would prohibit onshore unconventional oil and gas extraction facilities from sending wastewater to publicly-owned treatment works. This restriction of disposal options for hydraulic fracturing waste may result in increased costs. In addition, the Clean Water Act and analogous state Laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state Laws and regulations.

Safe Drinking Water Act. The Safe Drinking Water Act, or the SDWA, and the Underground Injection Control Program promulgated under the SDWA, establish the requirements for salt water disposal well activities and prohibit the migration of fluid-containing contaminants into underground sources of drinking water. The Underground Injection Control Program requires that Ranger obtains permits from the EPA or delegated state agencies for its disposal wells, establishes minimum standards for injection well operations, restricts the types and quantities of fluids that may be injected and prohibits the migration of fluid containing any contaminants into underground sources of drinking water. Any leakage from the subsurface portions of the injection wells may cause degradation of freshwater, potentially resulting in cancellation of operations of a well, imposition of fines and penalties from governmental agencies, incurrence of expenditures for remediation of affected resources, and imposition of liability by landowners or other parties claiming damages for alternative water supplies, property damages, and personal injuries. In addition, in some instances, the operation of underground injection wells has been alleged to cause earthquakes (induced seismicity) as a result of flawed well design or operation. This has resulted in stricter regulatory requirements in some jurisdictions relating to the location and operation of underground injection wells, and regulators in some states are seeking to impose additional requirements, including requirements regarding the permitting of produced water disposal wells or otherwise, to assess the relationship between seismicity and the use of such wells. For example, in October 2014, the Texas Railroad Commission (the "TRC") adopted disposal well rule amendments designed, among other things, to require applicants for new disposal wells that will receive non-hazardous produced water or other oil and gas waste to conduct seismic activity searches utilizing the U.S. Geological Survey. The searches are intended to determine the potential for earthquakes within a circular area of 100 square miles around a proposed new disposal well. If the permittee or an applicant of a disposal well permit fails to demonstrate that the produced water or other fluids are confined to the disposal zone or if scientific data indicates such a disposal well is likely to be, or determined to be, contributing to seismic activity, then TRC may deny, modify, suspend or terminate the permit application or existing operating permit for that disposal well. TRC has used this authority to deny permits for waste disposal wells. The TRC has created Seismic Response Areas ("SRAs") with action plans to address seismic activity, including the Gardendale SRA in September 2021, the North Culberson-Reeves SRA in October 2021 and the Stanton SRA in January 2022. The potential adoption of federal, state and local legislation and regulations intended to address induced seismic activity in the areas in which Ranger operate could restrict its drilling and production activities, as well as its ability to dispose of produced water gathered from such activities, which could result in increased costs and additional operating restrictions or delays.

Ranger engages third parties to provide hydraulic fracturing or other well stimulation services to Ranger in connection with the wells in which Ranger acts as operator. Hydraulic fracturing is an important and commonly used process in the completion of oil and gas wells, particularly in unconventional plays like the Eagle Ford formation, and is generally exempted from federal regulation as underground injection (unless diesel is a component of the fracturing fluid) under the SDWA. In addition, separate and apart from the referenced potential connection between injection wells and seismicity, concerns have been raised that hydraulic fracturing activities may be correlated to induced seismicity. The EPA also released the results of its comprehensive research study to investigate the potential adverse impacts of hydraulic fracturing on drinking water and ground water in December 2016, finding that hydraulic fracturing activities can impact drinking water resources under some circumstances, including large volume spills and inadequate mechanical integrity of wells. These developments could establish an additional level of regulation, including a removal of the exemption for hydraulic fracturing from the SDWA, and permitting of hydraulic fracturing operations at the federal level, which could lead to operational delays, increased operating and compliance costs and additional regulatory burdens that could make it more difficult or commercially impracticable for Ranger to perform hydraulic fracturing. Such costs and burdens could delay the development of unconventional gas resources from shale formations, which are not commercially feasible without the use of hydraulic fracturing.

Chemical Disclosures Related to Hydraulic Fracturing. Texas has implemented chemical disclosure requirements for hydraulic fracturing operations. Ranger currently discloses hydraulic fracturing additives it uses on www.FracFocus.org, a website created by the Ground Water Protection Council and Interstate Oil and Gas Compact Commission.

Prohibitions and Other Regulatory Limitations on Hydraulic Fracturing. There have been a variety of regulatory initiatives at the state level to restrict oil and gas drilling operations in certain locations.

In addition to chemical disclosure rules, some states have implemented permitting, well construction or water withdrawal regulations that may increase the costs of hydraulic fracturing operations. For example, Texas has water withdrawal restrictions allowing suspension of withdrawal rights in times of shortages while other states require reporting on the amount of water used and its source.

On the federal level, in 2016, the U.S. Bureau of Land Management (the "BLM") under the Obama Administration published a final rule imposing more stringent standards on hydraulic fracturing activities on federal lands, including requirements for chemical disclosure, well bore integrity, and handling of flowback water. However, in late 2018, the BLM under the Trump Administration published a final rule rescinding the 2016 final rule. While the 2016 rule has been rescinded, new or more stringent regulations may be promulgated by the Biden Administration. In January 2021, President Biden announced a moratorium on new oil and gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of Federal oil and gas permitting and leasing practices. In August 2022, a federal district judge in Louisiana permanently enjoined the moratorium in the 13 states that filed a lawsuit against the action.

Increased regulation of and attention given by environmental interest groups, as well as state and federal regulatory authorities, to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs in the production of oil and gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. These developments could also lead to litigation challenging proposed or existing wells. The adoption of federal, state or local Laws or the implementation of regulations regarding hydraulic fracturing that are more stringent could cause a decrease in the completion of new oil and gas wells, as well as increased compliance costs and time, which could adversely affect its financial position, results of operations and cash flows. Ranger uses hydraulic fracturing extensively and any increased federal, state, or local regulation of hydraulic fracturing could reduce the volumes of oil and gas that Ranger can economically recover.

Clean Air Act. Ranger's operations are subject to the Clean Air Act (the "CAA") and comparable state and local requirements. In 1990, the U.S. Congress adopted amendments to the CAA containing provisions that have resulted in the gradual imposition of certain pollution control requirements with respect to air emissions from its operations. The EPA and states have developed, and continue to develop, regulations to implement these requirements. Ranger may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues. Further, stricter requirements could negatively impact its production and operations. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the CAA and associated state Laws and regulations. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources.

On April 17, 2012, for example, the EPA issued final rules to subject oil and gas operations to regulation under the New Source Performance Standards (the "NSPS") and the National Emission Standards for Hazardous Air Pollutants (the "NESHAPS") programs under the CAA, and to impose new and amended requirements under both programs. The EPA rules include NSPS standards for completions of hydraulically fractured natural gas wells, compressors, controllers, dehydrators, storage tanks, natural gas processing plants and certain other equipment. Further, in May 2016, the EPA issued final NSPS governing methane emissions from the oil and gas industry as well as source determination standards for determining when oil and gas sources should be aggregated for CAA permitting and compliance purposes. However, in August 2020 the EPA rescinded methane and volatile organic compound emissions standards for new and modified oil and gas transmission and storage infrastructure, as well as methane limits for new and modified oil and gas production and processing equipment. The EPA also relaxed requirements for oil and gas operators to monitor emissions leaks. In June 2021, President Biden signed into Law a joint resolution of Congress repealing the 2020 Rule and reinstated the 2016 Rule. In November 2021, the EPA proposed new NSPS updates and emission guidelines to reduce methane and other pollutants from the oil and gas industry, and, in December 2022 the EPS issued a supplemental proposal to expand the standards and further reduce methane and other pollutants.

BLM finalized its own rules in November 2016 that limit methane emissions from new and existing oil and gas operations on federal lands through limitations on the venting and flaring of gas, as well as enhanced leak detection and repair requirements. BLM subsequently announced a revised rule which would scale back the waste-prevention requirements of the 2016 rule, but this revised rule was vacated by a California federal district court in 2020, a decision which BLM has appealed to the Ninth Circuit Court of Appeals. However, separately, the federal district court of Wyoming vacated the original 2016 rule in October 2020, a decision which BLM has appealed to the Tenth Circuit Court of Appeals. In November 2022, the BLM proposed a new iteration of the regulations. The public comment period on the proposed rule ended on January 30, 2023. These rules have required changes to its operations, including the installation of new equipment to control emissions. These rules may result in an increase to its operating costs and change to its operations. As a result of this continued regulatory focus, future federal and state regulations of the oil and gas industry remain a possibility and could result in increased compliance costs on its operations.

In November 2015, the EPA revised the existing National Ambient Air Quality Standards for ground level ozone to make the standard more stringent. The EPA finished promulgating final area designations under the new standard in 2018, which, to the extent areas in which Ranger operates have been classified as non-attainment, may result in an increase in costs for emission controls and requirements for additional monitoring and testing, as well as a more cumbersome permitting process. Generally, it will take the states several years to develop compliance plans for their non-attainment areas. While Ranger is not able to determine the extent to which this new standard will impact its business at this time, it has the potential to have a material impact on its operations and cost structure.

In June 2016, the EPA finalized a rule "aggregating" individual wells and other facilities and their collective emissions for purposes of determining whether major source permitting requirements apply under the CAA. These changes may introduce uncertainty into the permitting process and could require more lengthy and costly permitting processes and more expensive emission controls.

Collectively, these rules and proposed rules, as well as any future Laws and their implementing regulations, may require a number of modifications to its operations. Ranger may, for example, be required to install new equipment to control emissions from its well sites or compressors at initial startup or by the applicable compliance deadline. Ranger may also be required to obtain pre-approval for the expansion or modification of existing facilities or the construction of new facilities. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact its business.

Greenhouse Gas Emissions. In response to findings that emissions of carbon dioxide, methane and other greenhouse gases ("GHGs"), present an endangerment to public health and the environment, the EPA has issued regulations to restrict emissions of GHGs under existing provisions of the CAA. These regulations include limits on tailpipe emissions from motor vehicles and preconstruction and operating permit requirements for certain large stationary sources.

Both in the U.S. and worldwide, there is increasing attention being paid to the issue of climate change and the contributing effect of GHG emissions. Most recently in April 2016, the U.S. signed the Paris Agreement, which requires countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals, every five years beginning in 2020. In 2020, the Trump Administration withdrew the U.S. from the Paris Agreement, but under the direction of President Biden, the U.S. rejoined the Paris Agreement in February 2021. Under the Paris Agreement, the Biden Administration has committed the U.S. to reducing its GHG emissions by 50% to 52% from 2005 levels by 2030. In November 2021, the U.S. and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy.

Domestically, in August 2022, President Biden signed into Law the Inflation Reduction Act, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which could increase operating costs within the oil and gas industry and accelerate the transition away from fossil fuels.

In August 2015, the EPA issued new regulations limiting carbon dioxide emissions from existing power generation facilities. Under this rule, nationwide carbon dioxide emissions would be reduced by approximately 30% from 2005 levels by 2030 with a flexible interim goal. Several industry groups and states challenged the rule. On February 9, 2016, the U.S. Supreme Court stayed the implementation of this rule pending judicial review. In August 2019, the EPA finalized the repeal of the 2015 regulations and replaced them with the Affordable Clean Energy rule, or ACE, that designates heat rate improvement, or efficiency improvement, as the best system of emissions reduction for carbon dioxide from existing coal-fired electric utility generating units. In 2021, the U.S. Court of Appeals for the District of Columbia struck down the ACE rule, but did not reinstate the former Clean Power Plan ("CPP") regulation. In June 2022, the U.S. Supreme Court struck down the CPP, holding that Congress did not grant EPA the authority to devise emissions caps based on the generation-shifting approach the EPA took in the CPP.

The EPA has issued the "Final Mandatory Reporting of Greenhouse Gases" Rule and a series of revisions to it, which requires operators of oil and gas production, natural gas processing, transmission, distribution and storage facilities and other stationary sources emitting more than established annual thresholds of carbon dioxide-equivalent GHGs to inventory and report their GHG emissions occurring in the prior calendar year on a facility-by-facility basis. These rules do not require control of GHGs. However, the EPA has indicated that it will use data collected through the reporting rules to decide whether to promulgate future GHG limits.

In certain circumstances, large sources of GHG emissions are subject to preconstruction permitting under the EPA's Prevention of Significant Deterioration program. This program historically has had minimal applicability to the oil and gas production industry. However, there can be no assurance that its operations will avoid applicability of these or similar permitting requirements, which impose costs relating to emissions control systems and the efforts needed to obtain the permit.

Additional GHG regulations potentially affecting its industry include those described above under the subheading "Clean Air Act" which relate to methane. Future federal GHG regulations of the oil and gas industry remain a possibility. Also, many states and regions have adopted GHG initiatives and certain governmental bodies have or are considering the imposition of fees or taxes based on the emission of GHGs by certain facilities. Many states have established GHG cap and trade programs. Most of these cap and trade programs work by requiring major sources of emissions, such as electric power plants, or major producers of fuels, such as refineries and natural gas processing plants, to acquire and surrender emission allowances. While it is not possible to predict how any regulations to restrict GHG emissions may come into force, these and other legislative and regulatory proposals for restricting GHG emissions or otherwise addressing climate change could require Ranger to incur additional operating costs or curtail oil and gas operations in certain areas and could also adversely affect demand for the oil and gas Ranger sells.

President Biden and the Democrat Party have identified climate change as a priority, and it is likely that new executive orders, regulatory action, and/or legislation targeting GHG emissions, or prohibiting, delaying or restricting oil and gas development activities in certain areas, will be proposed and/or promulgated during the Biden Administration. For example, the acting Secretary of the Department of the Interior recently issued an order preventing staff from producing any new fossil fuel leases or permits without sign-off from a top political appointee, and President Biden recently announced a moratorium on new oil and gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. President Biden's order also established climate change as a primary foreign policy and national security consideration, affirms that achieving net-zero GHG emissions by or before mid-century is a critical priority, affirms President Biden's desire to establish the U.S. as a leader in addressing climate change, generally further integrates climate change and environmental justice considerations into government agencies' decision making, and eliminates fossil fuel subsidies, among other measures.

Finally, some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on its operations.

OSHA. Ranger is subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state Laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires maintenance of information about hazardous materials used or produced in operations, and the provision of such information to employees, state and local government authorities and citizens. Other OSHA standards regulate specific worker safety aspects of its operations.

Endangered Species Act. The Endangered Species Act restricts activities that may affect endangered species or their habitats. While some of its facilities are in areas that may be designated as a habitat for endangered species, Ranger believes that it is in substantial compliance with the Endangered Species Act. The presence of any protected species or the final designation of previously unprotected species as threatened or endangered in areas where Ranger operates could result in increased costs from species protection measures or could result in limitations, delays, or prohibitions on its exploration and production activities that could have an adverse effect on its ability to develop and produce its reserves. Similar protections are given to bald and golden eagles under the Bald and Golden Eagle Protection Act and to migratory birds under the Migratory Bird Treaty Act, and similar protections may be available to certain species protected under state Laws.

National Environmental Policy Act. Oil and gas exploration and production activities on federal lands are subject to the National Environmental Policy Act ("NEPA"). NEPA requires federal agencies, including the U.S. Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will prepare an environmental assessment of the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed environmental impact statement that may be made available for public review and comment. This process has the potential to delay or even halt development of some of its oil and gas projects. For example, on January 27, 2022, the U.S. District Court for the District of Columbia found that the Bureau of Ocean Management's failure to calculate the potential emissions from foreign oil consumption violated the agency's approval of oil and gas leases in the Gulf of Mexico under the NEPA. This decision may disrupt or delay drilling operations if the agency is forced to reassess the environmental impacts of the Gulf of Mexico drilling program.

Natural Gas Pipeline Safety Act. On November 15, 2021, the Pipeline and Hazardous Materials Safety Administration promulgated a rule expanding the scope of the Federal Pipeline Safety Regulations to include all onshore gas gathering pipelines. For the first time, gas lines transporting natural gas from production facilities to interstate gas transmission lines will be subject to federal pipeline regulations and operators will be required to report safety information for all gas gathering lines. The rules became effective in May 2022. Compliance with such rules could result in significant costs, including increased capital expenditures and operating costs, and could adversely impact its business.

Human Capital

At Ranger, its employees are integral to the Company's success. Ranger's key human capital management objectives are to attract, retain and develop talent to deliver on its strategy. As of December 31, 2022, Ranger had a total of 136 employees, including 75 office-based employees and 61 field employees. All of these employees were full-time employees. None of its employees are represented by labor unions or covered by collective bargaining agreements. Ranger focuses on the following areas in supporting its human capital:

Diversity and Inclusion. Ranger recognizes that a diverse workforce provides the best opportunity to obtain unique perspectives, experiences and ideas to help its business succeed, and Ranger is committed to providing a diverse and inclusive workplace to attract and retain talented employees. Ranger seeks to promote a work culture that treats all employees fairly and with respect, promotes inclusivity, and provides equal opportunities for the professional growth and advancement based on merit. Ranger's Code of Business Conduct and Ethics prohibits discrimination on the basis of race, color, religion, national origin, sex, age (as defined by the law) or disability.

Health and Safety. Safety is a top priority at Ranger. Ranger promotes safety with a robust health and safety program, which includes employee orientation and training, regular safety meetings, contractor management, risk assessments, hazard identification and mitigation, incident reporting and investigation, and corrective and preventative action development. Additionally, Ranger has a Health, Safety and Environment Manual which includes specific field safety procedures, including responsibility to stop work on any activity deemed unsafe without the threat or fear of job reprisal. Ranger subscribes to Safety Skills to convey relevant, applicable and timely safety training to its field operations staff.

Training and Development. Ranger invests in developing its employees to help Ranger realizes opportunities for growth and contribute to advancing progress on its strategic priorities. Ranger's ongoing efforts and initiatives are aimed at attracting, engaging, and developing employees in a thoughtful and meaningful way to support a diverse and inclusive culture. Ranger encourages its employees to advance their knowledge and skills and to network with other professionals in order to pursue career advancement and enhance their skills.

Compensation and Benefits. Ranger seeks to provide fair, competitive compensation and comprehensive benefits to its employees that are designed to attract, retain and motivate employees. To align its short- and long-term objectives, its compensation programs consist of base pay, short-term incentives and long-term incentives, including restricted stock unit grants. Ranger's wide array of benefits includes medical, dental, and vision insurance plans for employees and their families, life insurance and long-term disability plans, paid time off for holidays, vacation, sick leave, and other personal leave, and health and dependent care savings accounts. Ranger also provides its employees with a 401(k) plan that includes a competitive company match, and employees have access to several other programs, such as a matching charitable gift program that matches employee donations to non-profit groups they support.

Philanthropy and Community Engagement. Ranger also employs a local focus for its charitable giving campaigns, supporting non-profits and other organizations serving communities in and around Houston and its operating areas in Texas in addition to the company matching charitable gift program discussed above. The Company and its employees donate their time and resources to a wide range of charities, organizations, and activities. Additionally, Ranger regularly partners with counties in which Ranger operates to repair roads, often donating the necessary materials, as well as use local vendors to support its operations wherever possible.

Further Information

Further information regarding the business of Ranger can be found in its Annual Report on Form 10-K for the year ended December 31, 2022. Ranger's internet address is http://www.rangeroil.com. Ranger makes available free of charge, on or through its website, its Corporate Governance Principles, Code of Business Conduct and Ethics, Audit Committee Charter, Compensation and Benefits Committee Charter, Nominating, Environmental, Social and Governance Committee Charter and Reserves Committee Charter, and Ranger will provide copies of such documents upon request. Ranger also makes available free of charge, on or through its website, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after Ranger electronically files such material with, or furnishes it to, the SEC. Current and important information about Ranger is accessible through its website. The information contained on, or connected to, its website is not incorporated by reference into this Information Circular and should not be considered part of this Information Circular or any report that Ranger furnishes or files with the SEC. Ranger intends for its website to serve as a means of public dissemination of information for purposes of Regulation FD.

Properties

As of December 31, 2022, Ranger's oil and gas assets were located in South Texas.

Facilities

Ranger's corporate headquarters is located in Houston, Texas. Ranger also leases field office facilities near its oil and gas assets in South Texas.

Title to Oil and Gas Properties

Prior to completing an acquisition of producing oil and gas assets, Ranger reviews title opinions on all material leases. As is customary in the oil and gas industry; however, Ranger makes a cursory review of title when Ranger acquires farmout acreage or undeveloped oil and gas leases. Prior to the commencement of drilling operations, a thorough title examination is conducted. To the extent the title examination reflects defects, Ranger cures such title defects. If Ranger is unable to cure any title defect of a nature such that it would not be prudent to commence drilling operations on a property, Ranger could suffer a loss of its investment in the property. Ranger's oil and gas properties are subject to customary royalty interests, liens for debt obligations, current taxes and other burdens that Ranger's management believes do not materially interfere with the use or materially affect the value of such properties. Ranger's management believes that Ranger has satisfactory title to all of its properties and the associated oil and gas in accordance with standards generally accepted in the oil and gas industry.

Summary of Oil and Gas Reserves

Information on Ranger's oil and gas reserves as set forth in Ranger's Annual Report on Form10-K for the year ended December 31, 2022 is incorporated by reference herein.

Oil and Gas Production, Production Prices and Production Costs

Production Prices and Production Costs

The following table sets forth the average sales prices per unit of volume and its average production costs, not including ad valorem and production/severance taxes, per unit of sales volume for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Sales volume:
Crude oil (Mbbl)	10,668	7,711	6,829
NGLs (Mbbl)	2,205	1,326	1,165
Natural gas (MMcf)	12,100	6,712	5,360
Total (Mboe)	14,890	10,155	8,887
Average prices:
Crude oil ($/bbl)	$94.04	$67.09	$36.86
NGLs ($/bbl)	$30.59	$25.23	$7.68
Natural gas ($/Mcf)	$5.86	$3.89	$1.88
Aggregate ($/boe)	$76.67	$56.80	$30.47
Average production and lifting cost ($/boe):
Lease operating	$5.76	$4.47	$4.22
Gathering processing and transportation	2.46	2.33	2.48
	$8.22	$6.80	$6.70

Drilling and Other Exploratory and Development Activities

The following table sets forth the gross and net development wells that Ranger completed and turned in line (regardless of when drilling was initiated), all of which were in the Eagle Ford in South Texas, during the years indicated and wells that were in progress at the end of each year. There were no exploratory wells drilled in any of the years presented.

	2022		2021		2020
	Gross	Net	Gross	Net	Gross	Net
Development
Productive	59	49.9	46	40.4	23	20.6
Dry hole	—	—	—	—	—	—
Total	59	49.9	46	40.4	23	20.6

Wells in progress at end of year [1]	15	13.6	12	10.4	7	6.3

1 Includes 6 gross (5.4 net) wells completing, 4 gross (3.9 net) wells waiting on completion and 5 gross (4.3 net) wells being drilled as of December 31, 2022.

Present Activities

As of March 3, 2023, 5 gross (4.3 net) wells were completing and 11 gross (10.0 net) wells were in progress.

Delivery Commitments

Ranger generally sells its crude oil, NGL and natural gas products using short-term floating price physical and spot market contracts. Ranger has commitments to provide minimum deliveries of crude oil of 8,000 gross barrels of oil per day through February 2031 under a gathering agreement and through February 2026 under a transportation agreement with Ironwood Shiner Pipeline, LLC, and through April 2026 under a marketing agreement with Ironwood Shiner Marketing, LLC. Ranger's production and reserves are currently sufficient to fulfill the current 8,000 barrels of oil per day delivery commitment under these agreements. See Note 14 to the Ranger Financial Statements included in Schedule A attached to this Appendix I for additional information related to these commitments.

Productive Wells

The following table sets forth its productive wells in which Ranger had a working interest as of December 31, 2022:

	Oil Wells		Natural Gas Wells		Total
	Gross	Net	Gross	Net	Gross	Net
Total productive wells	910	795.8	66	61.4	976	857.2

Of the total wells presented in the table above, Ranger is the operator of 942 gross (877 oil and 65 natural gas) and 848.8 net (787.8 oil and 61.0 natural gas) wells. In addition to the above working interest wells, Ranger owns overriding royalty interests in 35 gross wells.

Acreage

The following table sets forth its developed and undeveloped acreage as of December 31, 2022 (in thousands):

	Developed		Undeveloped		Total
	Gross	Net	Gross	Net	Gross	Net
Total acreage	124.5	106.9	64.4	55.2	188.9	162.1

The primary terms of its leases generally range from three to five years, and Ranger does not have any concessions. As of December 31, 2022, its net undeveloped acreage is scheduled to expire as shown in the table below, unless the primary lease terms are, where appropriate, extended, HBP or otherwise changed (in thousands):

	2023	2024	2025	Thereafter
Expirations by year	2.9	2.4	2.0	—

Ranger anticipates paying options to extend a substantial portion of the acreage scheduled to expire in 2023. Ranger does not believe that the remaining scheduled expirations of its undeveloped acreage will substantially affect its ability or plans to conduct its exploration and development activities.

Dividends or Distributions

Dividends

Historically, Ranger had not paid any dividends, until Ranger's Board declared an inaugural cash dividend on July 7, 2022 of $0.075 per share of Ranger Class A Common Stock and additional cash dividends were declared of $0.075 per share of Ranger Class A Common Stock on November 2, 2022, and March 3, 2023. The related dividends were paid on August 4, 2022, November 28, 2022 and March 30, 2023 to holders of record of Ranger Class A Common Stock as of the close of business on July 25, 2022, November 16, 2022 and March 17, 2023, respectively. In connection with any dividend, Opco will also make a corresponding distribution to its common unitholders. The Merger Agreement prohibits Ranger from paying any dividends to its shareholders without Baytex's consent except for quarterly cash dividends of Ranger and Opco of $0.075 per share.

Securities Authorized for Issuance Under Equity Compensation Plan

See the sections entitled "Principal Securityholders" and "Securities Authorized for Issuance Under Equity Compensation Plan" in Ranger's Definitive Proxy Statement on Form DEF 14A for its 2022 annual meeting of shareholders and Note 16 to the Ranger Financial Statements included in Schedule A attached to this Appendix I for information regarding shares of Ranger Common Stock authorized for issuance under its stock compensation plans.

Issuer Purchases of Equity Securities

The following table summarizes Ranger's repurchase of equity securities during the fourth quarter of 2022:

Period	Total Number of Shares Repurchased	Average Price Paid Per Unit	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet be Purchased Under the Publicly Announced Plans or Programs [1]
October 1, 2022 - October 31, 2022	316,917	$37.54	316,917	$68,069,313
November 1, 2022 - November 30, 2022	74,733	$41.64	74,733	$64,957,122
December 1, 2022 - December 31, 2022	3,000	$38.48	3,000	$64,841,686
Total	394,650	$38.32	394,650	$64,841,686

1     On April 13, 2022, the Ranger Board approved a share repurchase program, under which the Company was authorized to repurchase up to $100 million of its outstanding Ranger Class A Common Stock through March 31, 2023. On July 7, 2022, the Ranger Board authorized an increase in the share repurchase program from $100 million to $140 million and extended the term of the program through June 30, 2023. The shares may be repurchased from time to time in open market transactions, through privately negotiated transactions, or by other means in accordance with federal securities Laws. The timing, as well as the number and value of shares repurchased under the program, will be determined by the Company at its discretion and will depend on a variety of factors, including among other things, its earnings, liquidity, capital requirements, financial condition, management's assessment of the intrinsic value of the Ranger Class A Common Stock, the market price of the Company's Ranger Class A Common Stock, general market and economic conditions, available liquidity, compliance with the Company's debt and other agreements, applicable legal requirements and other factors deemed relevant and may be discontinued at any time. Ranger does not intend to repurchase additional shares pending closing of the Merger.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For Ranger's management discussion and analysis for the year ended December 31, 2022, see Part II. Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Ranger's Annual Report on Form 10-K for the year ended December 31, 2022.

Description of Securities

Ranger's authorized capital stock is 145,000,000 shares. Those shares consist of (i) 110,000,000 shares of Ranger Class A Common Stock, (ii) 30,000,000 authorized shares of Ranger Class B Common Stock, and (iii) 5,000,000 shares of preferred stock, par value $0.01 per share (the "Ranger preferred stock"). The Ranger Class A Common Stock is currently listed on the NASDAQ under the symbol "ROCC."

Common Stock

Ranger has two classes of common stock: Ranger Class A Common Stock and Ranger Class B Common Stock. Except as otherwise required by Law or Ranger's Fourth Amended and Restated Articles of Incorporation, as amended (the "Ranger Articles"), each holder of Ranger Class A Common Stock and Ranger Class B Common Stock is entitled to one vote for each share of Ranger Common Stock held of record by such holder. The holders of record of Ranger Class A Common Stock and Ranger Class B Common Stock vote together as a single class on all matters on which holders of Ranger Class A Common Stock and Ranger Class B Common Stock are entitled to vote (and, if any holders of Ranger preferred stock are entitled to vote together with the holders of Ranger Class A Common Stock and Ranger Class B Common Stock, as a single class with such holders of Ranger preferred stock); provided, however, that the directors designated by JSTX and Rocky Creek (together with JSTX and each of their respective successors and permitted assigns, collectively, the "Permitted Class B Owners") will be elected by holders of a majority of the shares of Ranger Class B Common Stock voting as a separate class. See "Ranger Class B Common Stock" and "Ranger Board Representation" below.

Holders of Ranger Class A Common Stock and Ranger Class B Common Stock may not cumulate their votes in the elections of directors. Except as otherwise required by the Ranger Articles or the VSCA, the vote required to constitute any voting group's approval of a plan of merger or share exchange is a majority of all the votes cast thereon by such voting group. Except as otherwise required by the Ranger Articles, or described herein, the affirmative vote of more than two-thirds of the outstanding shares of Ranger Class A Common Stock and Ranger Class B Common Stock is required for amendments to the Ranger Articles, the approval of certain sales or other dispositions of assets outside the usual and regular course of business, conversions, domestications and dissolutions. The affirmative vote of at least 67% of the total voting power of all outstanding shares entitled to vote generally in the election of directors, voting together as a single class, is required to amend the "Corporate Opportunity" provisions of the Ranger Articles described below. Except as otherwise required by the Ranger Articles, or described herein, all other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter.

Ranger Class A Common Stock

On October 6, 2021, all outstanding shares of Ranger Common Stock were renamed and reclassified as shares of Ranger Class A Common Stock. The holders of shares of Ranger Class A Common Stock are not entitled to vote on any amendment to the Ranger Articles that relates solely to the terms of one or more outstanding series of Ranger preferred stock or other class of Ranger Common Stock (including the Ranger Class B Common Stock) if the holders of such affected series or class, as the case may be, are entitled, either separately or together with the holders of one or more other such series or class, to vote thereon pursuant to the Ranger Articles or pursuant to the VSCA, provided that such amendment does not alter or change the designations, powers, preferences or rights of the shares of Ranger Class A Common Stock so as to affect them adversely.

The holders of Ranger Class A Common Stock have no preemptive rights to purchase shares of Ranger Class A Common Stock. Shares of Ranger Class A Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any of its other securities. In the event of Ranger's voluntary or involuntary liquidation, dissolution or winding up, holders of Ranger Class A Common Stock will share equally in the assets remaining after it pays its creditors and preferred shareholders. Holders of Ranger Class A Common Stock are entitled to receive dividends when and if declared by the Ranger Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding Ranger preferred stock. All outstanding shares of Ranger Class A Common Stock are fully paid and non-assessable.

Ranger Class B Common Stock

On October 6, 2021, all outstanding shares of Ranger's Series A Preferred Stock were exchanged for shares of the newly authorized Ranger Class B Common Stock at a ratio of one share of Ranger Class B Common Stock for each 1/100th of a share of Series A Preferred Stock.

Shares of Ranger Class B Common Stock are non-economic interests in Ranger, and no dividends can be declared or paid on the Ranger Class B Common Stock. In the event of Ranger's voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of its debts and other liabilities, the holders of the Ranger Class B Common Stock will be entitled to receive, out of its assets or proceeds thereof available for distribution to its shareholders, before any distribution of such assets or proceeds is made to or set aside for the holders of Ranger Class A Common Stock and any other of its stock ranking junior to the Ranger Class B Common Stock as to such distribution, payment in full in an amount equal to $0.0001 per share of Ranger Class B Common Stock. With exception of the aforementioned distribution, the holders of shares of Ranger Class B Common Stock will not be entitled to receive any of its assets in the event of its voluntary or involuntary liquidation, dissolution or winding up.

The Ranger Class B Common Stock is not convertible into any of its other securities. However, if a holder exchanges one Opco Common Unit of the Partnership, for one share of its Ranger Class A Common Stock, it must also surrender to Ranger a share of Ranger Class B Common Stock for each Opco Common Unit exchanged.

For so long as any shares of Ranger Class B Common Stock remain outstanding, Ranger may not, without the prior vote or written consent of the holders of a majority of the shares of Ranger Class B Common Stock then outstanding, voting separately as a single class, amend, alter or repeal any provision of the Ranger Articles, whether by merger, consolidation or otherwise, if such amendment, alteration or repeal would adversely alter or change the powers, preferences or relative, participating, optional or other or special rights of Ranger Class B Common Stock.

The holders of Ranger Class B Common Stock have no preemptive rights to purchase shares of Ranger Class B Common Stock. Shares of Ranger Class B Common Stock are not subject to any redemption or sinking fund provisions. All outstanding shares of Ranger Class B Common Stock are fully paid and non-assessable.

Ranger Board Representation

As of October 6, 2021, the Ranger Board was composed of nine members. For so long as the Permitted Class B Owners have the right to redeem or exchange Opco Common Units for Ranger Class A Common Stock pursuant to the partnership agreement of the Partnership, holders of a majority of the total number of outstanding shares of Ranger Class B Common Stock are entitled to designate to the Ranger Board the following number of directors:

•	up to five directors until such time as the number of shares of Ranger Class A Common Stock and Ranger Class B Common Stock then held by the Permitted Class B Owners (such sum, the "Total Class B Ownership") is less than or equal to 50% of the number of shares of Ranger Class A Common Stock and Ranger Class B Common Stock combined then outstanding (such sum, the "Total Shares");
•	up to four directors until such time as the Total Class B Ownership continuously held is less than 40% of the Total Shares;
•	up to three directors until such time as the Total Class B Ownership continuously held is less than 30% of the Total Shares;
•	up to two directors until such time as the Total Class B Ownership continuously held is less than 20% of the Total Shares; and
•	one director until such time as the Total Class B Ownership continuously held is less than 10% of the Total Shares.

For so long as the Permitted Class B Owners have the right to designate any directors, the size of the Ranger Board will not be decreased in a manner that would limit the above listed designation rights. Upon the occurrence of the above step-downs, such directors designated by the Permitted Class B Owners in excess of the entitled number of designations will promptly resign from the Ranger Board, the size of the Ranger Board will automatically be reduced as applicable and any right to designate such directors will automatically terminate.

Ranger Preferred Stock

The Ranger Board is authorized, without approval of shareholders, to issue one or more series of Ranger preferred stock. Subject to the provisions of the Ranger Articles and limitations prescribed by Law, the Ranger Board may adopt an amendment to the Ranger Articles setting the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of Ranger preferred stock, the number of shares constituting each series and the terms and conditions of issue.

Undesignated Ranger preferred stock may enable the Ranger Board to render more difficult or to discourage an attempt to obtain control of Ranger by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of its management. The issuance of shares of Ranger preferred stock may adversely affect the rights of the holders of Ranger Class A Common Stock and Ranger Class B Common Stock. For example, any Ranger preferred stock issued may rank prior to Ranger Class A Common Stock and Ranger Class B Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Ranger Class A Common Stock. As a result, the issuance of shares of Ranger preferred stock may discourage bids for Ranger Class A Common Stock or may otherwise adversely affect the market price of Ranger Class A Common Stock or any then-existing Ranger preferred stock.

Anti-Takeover Provisions

Certain provisions in the Ranger Articles and Ranger's Seventh Amended and Restated Bylaws, as amended (the "Ranger Bylaws"), as well as certain provisions of Virginia Law, may make more difficult or discourage a takeover of its business.

Certain Provisions of the Ranger Articles and the Ranger Bylaws

Shareholder Action by Unanimous Consent. Any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting and without notice if a consent in writing is signed by all the shareholders entitled to vote on the action.

Blank Check Preferred Stock. The Ranger Articles authorize the issuance of blank check preferred stock. As described above under "Ranger Preferred Stock," the Ranger Board can set the voting rights, redemption rights, conversion rights and other rights relating to such Ranger preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check Ranger preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the Ranger Board opposes.

Vacancies in the Ranger Board. Subject to the rights of any Ranger preferred stock and the rights of the Permitted Class B Owners described above, any vacancy in the Ranger Board resulting from any death, resignation, retirement, disqualification, removal from office or newly created directorship resulting from an increase in the authorized number of directors or otherwise may be filled by majority vote of the remaining directors then in office, even if less than a quorum, or shareholders.

Special Meetings of Shareholders. Special meetings of shareholders may be called at any time and from time to time only upon the written request of the Ranger Board, the chairman of the Ranger Board or the holders of a majority of the total voting power of all of its outstanding shares entitled to vote generally in the election of directors.

Advance Notice Requirements for Shareholder Director Nominations and Shareholder Business. The Ranger Bylaws require that advance notice of shareholder director nominations and shareholder business for annual meetings be made in writing and given to its corporate secretary, together with certain specified information, not less than 90 days nor more than 120 days before the anniversary of the immediately preceding annual meeting of shareholders, subject to other timing requirements as specified in the Ranger Bylaws.

Virginia Anti-Takeover Statutes and Other Virginia Laws

Control Share Acquisitions Statute. Under the Virginia control share acquisitions statute, shares acquired in an acquisition that would cause an acquiror's voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation or (2) the articles of incorporation or bylaws of the corporation provide that the provisions of the control share acquisitions statute do not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation's voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations. Virginia Law permits corporations to opt out of the control share acquisition statute. Ranger has not opted out.

Affiliated Transactions. Under the Virginia anti-takeover Law regulating affiliated transactions, material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and a majority of the disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the Ranger Board. After three years, the approval of the disinterested directors is no longer required. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. As permitted by Virginia Law, Ranger has opted out of the affiliated transactions provisions.

Director Standards of Conduct. Under Virginia Law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Virginia Law provides that, in determining the best interests of the corporation, a director may consider the possibility that those interests may best be served by the continued independence of the corporation.

Consolidated Capitalization

No material change in the consolidated capitalization of Ranger has occurred since December 31, 2022. As of the close of business on April 4, 2023, 18,892,425 shares of Ranger Class A Common Stock, 22,548,998 shares of Ranger Class B Common Stock and no shares of Ranger preferred stock were issued and outstanding.

Prior Sales

Ranger has not sold or issued any shares of Ranger Common Stock or Ranger preferred stock, or securities convertible into shares of Ranger Common Stock or Ranger preferred stock, during the twelve-month period ending prior to March 1, 2023.

Trading Price and Volume

Ranger Class A Common Stock is currently listed on the NASDAQ under the ticker symbol "ROCC".

Principal Securityholders

Unless otherwise indicated below, the following table sets forth, as of March 17, 2023, the amount and percentage of outstanding shares of Ranger Common Stock beneficially owned by (i) each person known by Ranger to beneficially own more than 5% of the outstanding shares of Ranger Common Stock, (ii) each director and nominee for director, (iii) each executive officer named in the section entitled "Directors and Executive Officers" and Ranger's current directors and (iv) all of Ranger's current executive officers and directors as a group:

Ranger has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of common stock issuable pursuant to the exercise of stock options that are either immediately exercisable or exercisable within 60 days of March 17, 2023. These shares are deemed to be outstanding and beneficially owned by the person holding those shares for the purpose of computing the percentage ownership of that person, but not for the purpose of computing the percentage ownership of any other person.

Except as otherwise noted below, the address for persons listed in the table is c/o Ranger Oil Corporation, 16285 Park Ten Place, Suite 500, Houston, Texas 77084.

	Ranger Class A Common Stock beneficially owned		Ranger Class B Common Stock beneficially owned		Combined Voting
Name of Beneficial Owners(1)	Number	Percent of Class(2)	Number	Percent of Class(2)	Number(3)	Percentage(2)
5%+ Holders:
Juniper Capital Advisors, L.P.(4)	—	—	22,548,998	100%	22,548,998	54.3%
BlackRock, Inc(5)	3,026,063	16.0%	—	—	3,026,063	7.3%
The Vanguard Group(6)	1,426,937	7.5%	—	—	1,426,937	3.4%
State Street Corporation(7)	1,603,348	8.5%	—	—	1,603,348	3.9%
Directors/Named Executive Officers
Edward Geiser(8)	—	—	22,548,998	100%	22,548,998	54.3%
Richard Burnett	22,650	*	—	—	22,650	*
Jeffrey E. Wojahn	17,857	*	—	—	17,857	*
Tiffany Thom Cepak	14,491	*	—	—	14,491	*
Kevin Cumming	—	—	—	—	—	—
Joshua Schmidt	—	—	—	—	—	—
Garrett Chunn	—	—	—	—	—	—
Timothy Gray	—	—	—	—	—	—
Darrin Henke	26,943	*	—	—	26,943	*
Julia Gwaltney	11,812	*	—	—	11,812	*
Russell T Kelley, Jr.	59,524	*	—	—	59,524	*
Directors and Executive Officers as a group (10 persons)	136,032	*	22,548,998	100%	22,685,030	54.7%

*	Represents less than 1%.
(1)	Unless otherwise indicated, all shares are owned directly by the named holder and such holder has the sole power to vote and dispose of such shares.
(2)	Based on 18,958,930 shares of Ranger Class A Common Stock and 22,548,998 shares of Ranger Class B Common Stock issued and outstanding on March 17, 2023.
(3)	Reflects the combined voting power of the Ranger Common Stock. Each share of Ranger Class B Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the holders of Ranger Class A Common Stock (subject to adjustment in the event of stock splits, stock dividends, combination of shares and similar recapitalization transactions) and is redeemable or exchangeable for (together with one Opco Common Unit) one share of Ranger Class A Common Stock.
(4)	Based solely on a Schedule 13D/A filed with the SEC on March 2, 2023 by Juniper Capital II GP, L.P. Juniper Capital Advisors, L.P. has shared voting power with respect to 22,548,998 shares of Ranger Class B Common Stock. Juniper Capital II GP, L.P. has shared dispositive power with respect to 5,406,141 shares of Ranger Class B Common Stock. Juniper Capital III GP, L.P. has shared dispositive power with respect to 17,142,857 shares of Ranger Class B Common Stock. The address of Juniper Capital Advisors, L.P., Juniper Capital II GP, L.P. and Juniper Capital III GP. L.P. is 2727 Allen Parkway, Suite 1850, Houston, Texas 77019.
(5)	Based solely on a Schedule 13G/A filed with the SEC on January 23, 2023 by BlackRock, Inc. Such filing indicates that, as of December 31, 2022, BlackRock, Inc. had sole voting power with respect to 2,998,559 shares of Ranger Class A Common Stock and sole dispositive power with respect to 3,026,063 shares of Ranger Class A Common Stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.
(6)	Based solely on a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group. Such filing indicates that, as of December 31, 2022, The Vanguard Group had sole dispositive power with respect to 1,377,401 shares of Ranger Class A Common Stock, shared voting power with respect to 32,743 shares of Ranger Class A Common Stock and shared dispositive power with respect to 49,536 shares of Ranger Class A Common Stock. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.
(7)	Based solely on a Schedule 13G/A filed with the SEC on February 10, 2023 by State Street Corporation. Such filing indicates that, as of December 31, 2022, State Street Corporation had share voting power with respect to 1,589,478 shares of Ranger Class A Common Stock and shared dispositive power with respect to 1,603,348 shares of Ranger Class A Common Stock. The address of State Street Corporation is 1 Lincoln Street, Boston, MA 02111.
(8)	Mr. Geiser has shared voting and dispositive power over 22,548,998 shares of Ranger Class B Common Stock.

Directors and Executive Officers

Set forth below are the names, ages and titles of Ranger's current executive officers and a description of their business experience. For further information regarding the directors and executive officers of Ranger, as well as the committees of the Ranger Board, see the sections entitled "Proposal No. 1 Election of Directors," "Corporate Governance — Committees of the Ranger Board" and "Executive Compensation — Executive Officers" in Ranger's Definitive Proxy Statement on Form DEF 14A for its 2022 annual meeting of shareholders.

Darrin J. Henke, age 56. Mr. Darrin J. Henke has served on the Ranger Board and as President and Chief Executive Officer ("CEO") of the Company since August 2020. Prior to joining Ranger, Mr. Henke served nearly five years (between 2015 and 2020) as the CEO of Gary Petroleum Partners and Gary Permian LLC, a private oil and gas acquisition and development company. He was previously employed by Encana Oil & Gas (USA) Inc. for eleven years in a variety of roles, including USA Division President, overseeing, among others, Encana's entrance into the Eagle Ford and Permian Basins. With over thirty years of experience in the oil and gas industry, Mr. Henke was also employed by Tom Brown Inc., Venoco Inc. and Burlington Resources. Mr. Henke graduated summa cum laude with a B.S. in Mechanical Engineering from Texas Tech University and also completed Duke's Advanced Management Program. He was the recipient of the Denver Business Journal's Power Book Award for outstanding business leadership, currently sits on the board of Colorado's State Chamber of Commerce and is a registered Professional Petroleum Engineer. The Ranger Board believes that Mr. Henke's experience in the exploration and production industry and detailed knowledge of Ranger's operations lends critical support to the Ranger Board's decision-making process.

Russell T Kelley, Jr., age 47. Mr. Kelley has served as Ranger's Senior Vice President, Chief Financial Officer and Treasurer since November 13, 2019. Mr. Kelley previously served as Chief Financial Officer of Extraction Oil & Gas, Inc. from May 2014 through September 2019. Prior to joining Extraction Oil & Gas, Inc. Mr. Kelley ran the Oil & Gas practice of Moelis & Company, a global investment bank, where he was a partner and managing director covering upstream and integrated oil & gas companies. Prior to that, he worked at Goldman, Sachs & Co., where he was a Senior Vice President. In such roles, Mr. Kelley has executed over $70 billion of M&A/advisory assignments and has led capital market transactions raising over $15 billion for clients. He has been in the energy and financial sector since 1998, with experience in commodities trading, corporate development and investment banking. He holds an MBA from The Wharton School of the University of Pennsylvania, where he graduated as a Palmer Scholar, and a BA from Vanderbilt University.

Julia Gwaltney, age 51. Ms. Gwaltney joined the Company as Ranger's Senior Vice President, Development in January 2021 and was promoted to Senior Vice President, Chief Operating Officer in March 2022. Prior to joining Ranger, Ms. Gwaltney was the Chief Operating Officer for Gary Permian, LLC, from November 2015 to January 2020, where she led the entry into the Delaware Basin and the development of the property. Previously, she was with Samson Resources as Vice President of Western Operations from April 2014 to November 2015, overseeing the Williston, Powder River, San Juan and Green River Basin assets. She was previously employed with Encana for 14 years, where she assumed increasing roles of responsibility with her last role as Vice President and General Manager of the Northern Operations. She started her career at Burlington Resources. Ms. Gwaltney received her B.S. from Colorado School of Mines and is a registered petroleum engineer.

Each of the executive officers of Ranger listed above, and certain other officers and employees Ranger, will be entitled to certain payments in addition to their regular compensation as a result of the Merger. See "Interests of Management and Others in Material Transactions."

Indebtedness of Directors and Executive Officers

There is no outstanding indebtedness of Ranger directors or executive officers to Ranger.

Outstanding Indebtedness

For information regarding Ranger's outstanding indebtedness, see Note 9 of the Ranger Financial Statements included in Schedule A attached to this Appendix I.

Executive Compensation

For information regarding Ranger's executive compensation, see the sections entitled "Compensation of Directors," "Compensation Discussion and Analysis" and "Summary Compensation Table" in Ranger's Definitive Proxy Statement on Form DEF 14A for its 2022 annual meeting of shareholders.

Audit Committee and Corporate Governance

Audit Committee

For information regarding Ranger's audit committee, see the sections entitled "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm" AND "Audit Committee Report" in Ranger's Definitive Proxy Statement on Form DEF 14A for its 2022 annual meeting of shareholders and Part II. Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure and Item 9A Controls and Procedures in Ranger's Annual Report on Form 10-K for the year ended December 31, 2022. The charter of the Audit Committee is attached as Schedule B to this Appendix I.

Corporate Governance

For information regarding Ranger's corporate governance, see sections entitled "Corporate Governance," "Compensation of Directors," "Compensation Discussion and Analysis" and "Summary Compensation Table" in Ranger's Definitive Proxy Statement on Form DEF 14A for its 2022 annual meeting of shareholders.

Legal Proceedings and Regulatory Actions

See Note 14 to the Ranger Financial Statements included in Schedule A attached to this Appendix I. Ranger is not aware of any material legal or governmental Proceedings against us, or threatened to be brought against us, under the various environmental protection statutes to which Ranger is subject.

Interests of Management and Others in Material Transactions

You should be aware that aside from their interests as Ranger Shareholders, Ranger's directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of other Ranger Shareholders generally. The Ranger Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, in adopting the Merger Agreement and in recommending that Ranger Shareholders approve the Merger.

The following discussion sets forth certain of these interests in the Merger for each director and executive officer of Ranger. For purposes of this disclosure, the executive officers and directors of Ranger are as follows:

•	Darrin J. Henke—President, Chief Executive Officer and Director;
•	Russell T. Kelley, Jr.—Senior Vice President, Chief Financial Officer and Treasurer;
•	Julia Gwaltney—Senior Vice President and Chief Operating Officer;
•	Edward Geiser—Chairman of the Ranger Board;
•	Richard Burnett—Director;
•	Tiffany Thom Cepak—Director;
•	Garrett Chunn—Director;
•	Kevin Cumming—Director;
•	Tim Gray—Director;
•	Joshua Schmidt—Director; and
•	Jeffrey E. Wojahn—Director.

Ranger Directors to Be Appointed to the Baytex Ranger Board

Pursuant to the IRRA, Baytex has agreed to take appropriate actions to cause to be elected or appointed as a director of the combined company, Jeffrey E. Wojahn and one additional director nominee to be chosen by Ranger from the directors serving on the Ranger Board as of the date of the Merger Agreement, or, in the event Mr. Wojahn or the other Ranger Designee is unwilling or unable to serve as a member of the Baytex Board at the time of such appointment, then another member or members of the Ranger Board that is determined by the Nominating Committee of the Baytex Board to be independent with respect to his or her service on the Baytex Board will be appointed to the Baytex Board to fill such vacancy or vacancies on the Baytex Board in lieu of Mr. Wojahn and/or the other Ranger Designee, as applicable. Any remuneration to be paid to these directors will be consistent with Baytex's remuneration policy for its directors. The Baytex Board is currently comprised of nine directors, and it is expected that eight of these directors will continue to serve on the Baytex Board following completion of the Transactions. One of the current Baytex directors has stated that he will not stand for re-election at the Baytex annual and special meeting.

Treatment of Ranger Equity-Based Awards

Each Ranger TRSU Award, other than any Ranger Director TRSU Award, and each Ranger PBRSU Award, in each case, that is outstanding immediately prior to the Effective Time will, at the Effective Time, be converted into Converted Baytex TRSU Awards at the closing, with the number of Baytex Shares subject to the Converted Baytex TRSU Awards equal to the product of (i) the number of shares of Ranger Common Stock subject to such Ranger TRSU Award or Ranger PBRSU Award (at the maximum level of performance), as applicable, multiplied by (ii) the sum of (x) the Cash Consideration divided by the volume weighted average price of the Baytex Shares on the NYSE for the five consecutive Trading Days immediately prior to the closing date as reported by Bloomberg, L.P. and (y) the Share Consideration, rounded up to the nearest whole Baytex Shares. See "Ranger Equity-Based Awards" in Appendix D for the number of Ranger TRSU Awards, Director TRSU Awards and Ranger PBRSU Awards outstanding as of the date of this Information Circular.

Converted Baytex TRSU Awards will continue to be subject to the terms and conditions of the Ranger Equity Plan. Converted Baytex TRSU Awards in respect of Ranger TRSU Awards will remain subject to the same vesting schedule and Converted Baytex TRSU Awards in respect of Ranger PBRSU Awards will be converted based on the number of shares payable upon maximum performance and will remain subject to the same time-vesting schedule.

Notwithstanding the foregoing, upon an involuntary termination of the holder's employment or service by Baytex, Ranger or any of their subsidiaries without "cause" (as defined in the Ranger Equity Plan) or a resignation by the holder for "good reason" (to the extent provided and as defined in the applicable award agreement), in each case, that occurs on or within twelve months following the Effective Time, such awards will immediately vest in full as of such termination date.

Any dividend equivalents that have been accrued with respect to Ranger equity awards will become payable ratably if and when such underlying Converted Baytex TRSU Award vests.

Each Ranger Director TRSU Award will vest in full at the Effective Time and be cancelled and converted into the right to receive, without interest, the Consideration with respect to each share of Ranger Common Stock subject to such Ranger Director TRSU Award plus the amount of any dividend equivalents payable with respect to such Ranger Director TRSU Award that remain unpaid as of the Effective Time. No fractional Baytex Shares will be issued in respect of a Ranger Director TRSU Award, and any such fractional Baytex Share will instead be paid in cash.

The table below sets forth, for each Ranger executive officer, the aggregate number of shares of Ranger Common Stock subject to outstanding Ranger PBRSU Awards and Ranger TRSU Awards held by such executive officer assuming (i) as required under SEC rules, the closing price of a share of Ranger Common Stock is $42.94 (the "Estimated Closing Value"), which is equal to the average closing price of a share of Ranger Common Stock over the first five business days following the first public announcement of the entry into the Merger Agreement, (ii) a closing date of March 31, 2023 (which is the assumed date of closing solely for purpose of the disclosure in this section), (iii) payout at maximum level of performance for each Ranger PBRSU Award, (iv) such executive officer remains continuously employed with Ranger or a subsidiary until the closing, and (v) none of such executive officers receives any additional equity-based awards following the date hereof. The actual value realized with respect to any Ranger PBRSU Awards and Ranger TRSU Awards cannot be determined with any certainty until the awards are settled. As of March 31, 2023, none of the Ranger non-employee directors hold Ranger PBRSU Awards.

Ranger Executive Officers	Number of Shares Subject to Ranger PBRSU Awards (#)(1)	Number of Shares Subject to Ranger TRSU Awards (#)	Estimated Value of Accrued Dividend Equivalent Rights ($)	Estimated Value of Ranger PBRSU Awards and Ranger TRSU Awards ($)(2)	Estimated Value of Ranger PBRSU Awards, Ranger TRSU Awards and Accrued Dividend Equivalent Rights ($)
Darrin J. Henke	207,566	19,167	51,015	9,735,872	9,786,887
Russell T. Kelley, Jr.	180,412	0	40,593	7,746,891	7,787,484
Julia Gwaltney	104,500	8,067	25,328	4,833,627	4,858,955

Notes:

(1)	Represents the number of shares subject to Ranger PBRSU Awards at 200% of target, the maximum level of performance.
(2)	Represents the product of (i) the Estimated Closing Value and (ii) the number of shares underlying each Ranger PBRSU Award (at maximum level of performance) or Ranger TRSU Award, as applicable.

The following sets forth, for each Ranger non-employee director that holds outstanding equity awards, the aggregate number of shares of Ranger Common Stock subject to outstanding Ranger Director TRSU Awards held by such non-employee director assuming (i) a closing date of March 31, 2023 (which is the assumed date of closing solely for purposes of the disclosure in this section), (ii) a price equal to the Estimated Closing Value, (iii) the director remains continuously in service with Ranger until such date, and (iv) no Ranger non-employee director receives any additional equity-based awards following the date hereof. The following Ranger non-employee directors do not hold outstanding equity awards and, therefore, are not listed on the table below: Edward Geiser, Garrett Chunn, Kevin Cumming, Tim Gray, and Joshua Schmidt.

Directors	Number of Shares Subject to Ranger Director TRSU Awards (#)	Estimated Value of Accrued Dividend Equivalent Rights ($)	Estimated Value of Ranger Director TRSU Awards ($)(1)	Estimated Value of Ranger Director TRSU Awards and Accrued Dividend Equivalent Rights ($)
Richard Burnett	3,026	227	129,936	130,163
Tiffany Thom Cepak	6,392	984	274,473	275,457
Jeffrey E. Wojahn	3,026	227	129,936	130,163

Note:

(1)	Represents the product of (i) the Estimated Closing Value and (ii) the number of shares underlying each Ranger Director TRSU Award.

Executive Officer Severance Arrangements

Each executive officer participates in Ranger's Executive Severance Plan (the "Executive Severance Plan"). The Executive Severance Plan provides each executive officer with certain severance benefits upon certain terminations of employment that are enhanced following a "change in control". If a "change in control" (including the Merger) occurs and within 24 months after such "change in control" event the executive officer's employment is terminated by Ranger without Cause (other than due to the executive officer's death or disability) or the executive officer resigns with Good Reason (each as defined in the Executive Severance Plan), the executive officer is eligible to receive the following payments and benefits:

•	a lump sum cash payment equal to 2.0 times (or 2.5 in the case of Mr. Henke) the sum of the executive's base salary and target annual bonus amount;
•	an additional pro-rata (based on the number of whole months worked during the year) annual bonus for the year of termination (based on the actual level of performance, with any subjective or discretionary components of such annual bonus deemed achieved at the target level), payable in a lump sum at the same time annual bonuses are paid to other Ranger management employees;
•	Ranger-provided outplacement services up to a maximum cost of $10,000; and
•	up to 18 months' employer-subsidized COBRA premiums for continued group health benefits for the executive and his or her eligible dependents.

Benefits under the Executive Severance Plan are conditioned upon the executive officer's execution of a release of claims that includes customary confidentiality, non-disparagement, non-competition and non-solicitation provisions.

"Cause," as defined in the Executive Severance Plan, means any one or more of the following: the executive's (i) willful and continued failure to substantially perform the executive's duties with Ranger or any affiliate (other than any such failure resulting from the executive's Disability, as that term is defined in the Executive Severance Plan); (ii) conviction of a felony; (iii) willful engagement in gross misconduct materially and demonstrably injurious to Ranger or any affiliate; (iv) commission of one or more significant acts of dishonesty as regards Ranger or any affiliate; or (v) willful failure to comply with any material policies or procedures of Ranger as in effect from time to time.

"Good Reason," as defined in the Executive Severance Plan, means the occurrence of any of the following events or conditions without the consent of the executive: (i) a material reduction in the executive's base salary or annual cash incentive compensation opportunity; (ii) the relocation of the executive to a location more than 50 miles from Houston, Texas or the location at which the executive was previously based and which increases the executive's commute by 50 miles or more; or (iii) a material diminution in the executive's title, authority, duties or responsibilities; provided, however, that Good Reason shall not have occurred unless (x) such event or condition remains uncured 45 days following the executive's delivery to Ranger of written notice of the specific grounds for Good Reason (the "Cure Period"), (y) such written notice is delivered within 45 days following the initial occurrence of the event or condition giving rise to Good Reason, and (z) the executive terminates his or her employment with Ranger within 10 days after the expiration of the Cure Period.

The Merger will constitute a "change in control" under the Executive Severance Plan. For the quantification of the estimated value of the severance payments and benefits described above that would be payable to Ranger's executive officers, see the table below under "Quantification of Potential Payments and Benefits to Ranger's Named Executive Officers in Connection with the Merger."

The Executive Severance Plan includes a "best net" provision providing that the executive officer's payments and benefits will be either capped at the safe harbor amount to avoid the imposition of excise taxes under Code Section 4999 or paid in full subjecting them to possible excise tax liability, whichever provides the better after-tax benefit to the executive. None of the executive officers is entitled to a Code Section 4999 gross-up in connection with the Merger.

Additionally, pursuant to the Merger Agreement, upon an involuntary termination of the executive officer's employment or service by Baytex, Ranger or any of their subsidiaries without "Cause" (as defined in the Ranger Equity Plan), which occurs on or within 12 months following the closing (a "Qualifying Termination"), subject to the executive officer's execution of a general release of claims against Baytex and its affiliates and compliance with any applicable restrictive covenants, the executive officer will be entitled to an amount in cash equal to the executive officer's 2023 long-term incentive plan ("LTIP") target, (i) prorated for the number of days that have elapsed since January 1, 2023 for the Ranger PBRSU Awards through the date of such Qualifying Termination and (ii) minus the value of any LTIP award granted to the executive officer by Baytex (or its applicable subsidiary) that (x) has vested in connection with or prior to such Qualifying Termination or (y) is otherwise not forfeited upon such Qualifying Termination (with such value, in each case, determined based on the Fair Market Value (as defined in Baytex's Share Award Incentive Plan) of the applicable portion of the LTIP award as of such vesting date (in the case of (x)) or the Qualifying Termination date (in the case of (y))) (such amount described in this paragraph, the "2023 LTI Payment").

Retention Bonuses

Pursuant to the Merger Agreement, each executive officer (i) received, on the regularly-scheduled payment date for annual bonuses under Ranger's short-term cash incentive plan for the 2022 calendar year (the "2022 Bonus Plan") an amount equal to (x) 50% times (y) 135% of the executive officer's target 2022 annual bonus (such amount, the "2022 Bonus Payment") and (ii) will be eligible to receive a retention bonus payment equal to the 2022 Bonus Payment within five business days following the closing, provided that such executive officer either (a) remains employed with Baytex following the closing or (b) undergoes an involuntary termination of the executive officer's employment on the closing date by Ranger or its affiliates without "cause" (as defined in the Ranger Equity Plan) at the direction of Baytex (the payment described in this clause (ii), the " Retention Bonus").

Quantification of Potential Payments and Benefits to Ranger's Named Executive Officers in Connection with the Merger

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Ranger named executive officers that is based on or otherwise relates to the Merger that Ranger's named executive officers could receive in connection with the Merger, as described more fully in this Information Circular. Such amounts have been calculated assuming (i) the closing date is March 31, 2023, which is the assumed date of closing of the Merger solely for purposes of the disclosures in this section, (ii) a price equal to the Estimated Closing Value, (iii) the Ranger PBRSU Awards vest based on maximum performance (i.e., payout at 200% of the number of shares covered by such awards), (iv) the annual base salary and annual target bonus opportunity for each of the named executive officers remains unchanged from the amount determined as of the date hereof, (v) none of Ranger's named executive officers receives any additional equity-based awards following the date hereof, (vi) each named executive officer is terminated by Baytex, Ranger, and their applicable subsidiaries without "cause" (other than due to the named executive officer's death or disability) at or immediately following the Effective Time and (vii) each of Ranger's named executive officers has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary in order to receive such payments and benefits. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of Ranger's named executive officers, if any, may materially differ from the amounts set forth below. The amounts in the table below do not reflect any reduction in payments that may be applicable pursuant to the "best net" provision described above.

The payments described in the table below are made pursuant to the arrangements described above in this section.

Ranger Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites / Benefits ($)(3)	Total ($)
Darrin J. Henke (President, Chief Executive Officer and Director)	3,661,079	9,786,887	44,926	13,492,892
Russell T. Kelley, Jr. (Senior Vice President, Chief Financial Officer and Treasurer)	2,140,252	7,787,484	44,926	9,972,662
Julia Gwaltney (Senior Vice President and Chief Operating Officer)	2,038,335	4,858,955	44,926	6,942,216
Benjamin A. Mathis (former Senior Vice President, Operations and Engineering)(4)	—	—	—	—

Note:

(1)	Amounts shown reflect the Retention Bonus, severance payments provided under the Executive Severance Plan and the 2023 LTI Payment each as described above in the section entitled "—Executive Officer Severance Arrangements." The severance benefits and the 2023 LTI Payment, are considered to be "double-trigger" payments, which means that both the closing and a qualifying termination of employment must occur prior to any payment being provided to the Ranger named executive officer. As described above in the section entitled "—Executive Officer Severance Arrangements," the severance payments of each named executive officer (other than Mr. Mathis) will consist of (i) a lump sum cash payment equal to 2.0 times (or 2.5 for Mr. Henke) the sum of the executive's base salary and target annual bonus amount; (ii) a pro-rata annual bonus for the year of termination; and (iii) an amount in cash equal to the 2023 LTI Payment. The Retention Bonuses are considered to be "single-trigger" payments, which means that only the closing must occur prior to the named executive officer becoming eligible to receive such payment. The estimated amount of each such payment included in the Cash column above is set forth in the table below.

Ranger Named Executive Officer	Retention Bonus ($)	Severance (Based on Multiple of Base Salary and Target Annual Bonus) ($)	2023 LTI Payment ($)	Pro Rata Bonus ($)
Darrin J. Henke	371,250	2,750,000	402,329	137,500
Russell T. Kelley	240,975	1,554,000	256,027	89,250
Julia Gwaltney	229,500	1,480,000	243,835	85,000

Note:

(1)	Amounts shown reflect the sum of the potential value that each named executive officer could receive in connection with the conversion and acceleration of Ranger PBRSU Awards and Ranger TRSU Awards as described more fully above under "—Treatment of Ranger Equity-Based Awards." The amounts in this column attributable to Ranger PBRSU Awards and Ranger TRSU Awards and accrued dividend equivalent rights with respect to such awards are considered to be "double-trigger," which means that both the closing and a qualifying termination of employment must occur prior to any payment being provided to the Ranger named executive officer. The estimated amount of each such payment is set forth in the table below.

Ranger Named Executive Officer	Value of Ranger PRBSU Awards ($)	Value of Ranger TRSU Awards ($)	Value of Accrued Dividend Equivalent Rights ($)
Darrin J. Henke	8,912,884	822,988	51,015
Russell T. Kelley	7,746,891	0	40,593
Julia Gwaltney	4,487,230	346,397	25,328

Notes:

(1)	Amounts shown reflect the benefits provided under the Executive Severance Plan, as described above in the section entitled "—Executive Officer Severance Arrangements," specifically, (i) the total estimated value of Ranger's-subsidized COBRA continuation coverage for 18 months for Messrs. Henke and Kelley and Ms. Gwaltney and (ii) costs of outplacement benefits at a cost not exceeding $10,000.

(2)	Mr. Mathis separated from Ranger effective January 4, 2021. He is included as a named executive officer pursuant to Item 402(t) of Regulation S-K but is not receiving any payments pursuant to the Merger Agreement or in connection with the Transactions contemplated thereby.

Share Ownership

As described under the section entitled "The Merger – Terms of the Merger and Consideration" in this Information Circular executive officers and non-employee directors of Ranger beneficially own shares of Ranger Common Stock, and will be entitled to receive the merger consideration in respect of each share of Ranger Class A Common Stock beneficially owned by them.

Indemnification and Insurance

Baytex and the surviving corporation have agreed, until the six-year anniversary of the Effective Time to, jointly and severally, indemnify, defend and hold harmless, in the same manner as provided by Ranger immediately prior to February 27, 2023, each person who is now, or has been at any time prior to February 27, 2023 or who becomes, prior to the Effective Time, an officer or director of Ranger or any of its subsidiaries or who acts as a fiduciary under any employee benefit plan or is or was serving at the request of Ranger or any of its subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, in each case, when acting in such capacity (whom are referred to herein as the "indemnified persons") against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys' and other professionals' fees and expenses), liabilities or judgments or amounts that are paid in settlement of, or incurred in connection with, any actual or threatened Proceeding to which such indemnified person is a party or is otherwise involved (including as a witness) based on, in whole or in part, or arising out of, in whole or in part, the fact that such person is or was an officer or director of Ranger or any of its subsidiaries, a fiduciary under any employee benefit plan sponsored, maintained, or contributed to by Ranger or is or was serving at the request of Ranger or any of its subsidiaries as an officer, director, employee or fiduciary of another corporation, partnership, limited liability company, joint venture, employee benefit plan, trust or other enterprise, as applicable, or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (which liabilities are referred to herein as "indemnified liabilities"), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Baytex and the surviving corporation will, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each indemnified person to the fullest extent permitted under applicable Law).

Until the six-year anniversary date of the Effective Time, neither Baytex nor the surviving corporation will amend, repeal or otherwise modify any provision in the organizational documents of the surviving corporation or its subsidiaries in any manner that would affect adversely the rights of any indemnified person to indemnification, exculpation and advancement except to the extent required by applicable Law. Baytex and the surviving corporation and its subsidiaries will fulfill and honor any indemnification, expense advancement, or exculpation agreements between Ranger or any of its subsidiaries and any of their respective officers or directors existing and in effect immediately prior to the Effective Time.

Baytex and the surviving corporation will cause to be put in place, and Baytex will fully prepay immediately prior to the Effective Time, "tail" insurance policies with a claims reporting or discovery period of at least six years from the Effective Time from an insurance carrier with the same or better credit rating as Ranger's current insurance carrier with respect to directors' and officers' liability insurance in an amount and scope at least as favorable as Ranger's existing policies subject to a premium cap, with respect to matters, acts or omissions existing or occurring at, prior to, or after the Effective Time.

Change of Control Agreements

Please see "Quantification of Potential Payments and Benefits to Ranger's Named Executive Officers in Connection with the Merger."

Auditor, Transfer Agent and Registrar

The auditors of Ranger are Grant Thornton LLP, 700 Milam St, Houston, Texas 77002. The transfer agent and registrar for Ranger is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York, 11219. The independent, third-party engineers that prepared the Ranger Reserves Report are DeGolyer and MacNaughton, Inc., 5001 Spring Valley Road, Suite 800 East, Dallas, Texas 75244.

Material Contracts

In addition to the Merger Agreement, the following is a list of material contracts which Ranger has entered into since January 1, 2023 or that Ranger has entered into before January 1, 2023 and that are still in effect:

•	Contribution Agreement, dated as of November 2, 2020, by and among Penn Virginia Corporation, PV Energy Holdings, L.P. and JSTX Holdings, LLC (filed as Exhibit 2.1 to Ranger's Current Report on Form 8-K filed on November 5, 2020).
•	Contribution Agreement, dated as of November 2, 2020, by and among Penn Virginia Corporation, PV Energy Holdings, L.P. and Rocky Creek Resources, LLC (filed as Exhibit 2.2 to Ranger's Current Report on Form 8-K filed on November 5, 2020).
•	Indenture, dated as of August 10, 2021 among Penn Virginia Escrow LLC, the guarantors party thereto and Citibank, N.A., as Trustee (filed as Exhibit 4.1 to Ranger's Current Report on Form 8-K filed on August 13, 2021).
•	Supplemental Indenture – Escrow Merger, dated as of October 5, 2021, by and among Penn Virginia Holdings, LLC, each of the parties identified therein as Guarantors and Citibank, N.A. (filed as Exhibit 4.1 to Ranger's Current Report on Form 8-K filed on October 13, 2021).
•	Supplemental Indenture – Subsidiary Guarantee, dated as of October 6, 2021, by and among Penn Virginia Holdings, LLC, each of the parties identified therein as Subsequent Guarantors and Citibank, N.A. (filed as Exhibit 4.2 to Ranger's Current Report on Form 8-K filed on October 13, 2021).
•	Form of 9.250% Senior Note due 2026 (incorporated by reference as Exhibit A to Exhibit 4.1 to Ranger's Current Report on Form 8-K filed on August 13, 2021).
•	Pledge and Security Agreement, dated as of September 12, 2016, by Penn Virginia Holding Corp., Penn Virginia Corporation and the other grantors party thereto in favor of Wells Fargo Bank, National Association, as administrative agent for the benefit of the secured parties thereunder (filed as Exhibit 10.2 to Ranger's Current Report on Form 8-K filed on September 15, 2016).
•	Registration Rights Agreement, dated as of September 12, 2016 between Penn Virginia Corporation and the holders party thereto (filed as Exhibit 10.3 to Ranger's Current Report on Form 8-K filed on September 15, 2016).
•	Contribution and Exchange Agreement, dated as of October 6, 2021, by and between Penn Virginia Corporation, JSTX Holdings, LLC and Rocky Creek Resources, LLC (filed as Exhibit 10.1 to Ranger's Current Report on Form 8-K filed on October 7, 2021).

•	Second Amended and Restated Construction and Field Gathering Agreement by and between Republic Midstream, LLC and Penn Virginia Oil & Gas, L.P. dated August 1, 2016 (filed as Exhibit 10.5 to Ranger's Quarterly Report on Form 10-Q/A filed on November 28, 2016).
•	Amendment No. 1 to the Second Amended and Restated Construction and Field Gathering Agreement dated as of April 13, 2017 but effective August 1, 2016 by and between Republic Midstream, LLC and Penn Virginia Oil & Gas, L.P. (filed as Exhibit 10.4.1 to Ranger's Registration Statement on Form S-3/A (Amendment No. 2) filed on May 2, 2017).
•	Second Amendment to Second Amended and Restated Construction and Field Gathering Agreement dated as of July 2, 2018 by and between Republic Midstream, LLC and Penn Virginia Oil & Gas L.P. (filed as Exhibit 10.1 to Ranger's Quarterly Report on Form 10-Q filed on November 8, 2018).
•	Third Amendment to Second Amended and Restated Construction and Field Gathering Agreement dated as of December 14, 2018 by and between Republic Midstream, LLC and Penn Virginia Oil & Gas L.P. (filed as Exhibit 10.9.3 to Ranger's Annual Report on Form 10-K filed on February 27, 2019).
•	Fifth Amendment to Second Amended and Restated Construction and Field Gathering Agreement dated as of July 26, 2022 but made effective as of July 1, 2022, by and between Ironwood Shiner Pipeline, LLC, as successor to Nuevo Dos Gathering and Transportation, LLC, as successor to Republic Midstream, LLC and Penn Virginia Oil & Gas L.P. (filed as Exhibit 10.1 to Ranger's Quarterly Report on Form 10-Q filed on November 3, 2022).
•	First Amended and Restated Crude Oil Marketing Agreement dated as of August 1, 2016, by and between Penn Virginia Oil & Gas, L.P., Republic Midstream Marketing, LLC and solely for purposes of Article V therein, Penn Virginia Corporation (filed as Exhibit 10.6 to Ranger's Quarterly Report on Form 10-Q/A filed on November 28, 2016).
•	First Amendment to First Amended and Restated Crude Oil Marketing Agreement dated as of July 2, 2018 by and between Penn Virginia Oil & Gas, L.P. and Republic Midstream Marketing, LLC.(filed as Exhibit 10.2 to Ranger's Quarterly Report on Form 10-Q filed on November 8, 2018).
•	Penn Virginia Corporation 2019 Management Incentive Plan (filed as Appendix A to Ranger's Definitive Proxy Statement for its 2019 Annual General Meeting of Shareholders filed on July 1, 2019).
•	Form of Officer Restricted Stock Unit Award Agreement under 2019 Management Incentive Plan (filed as Exhibit 10.11.2 to Ranger's Annual Report on Form 10-K filed on February 28, 2020).
•	Form of Performance Restricted Stock Unit Award Agreement under 2019 Management Incentive Plan (filed as Exhibit 10.11.3 to Ranger's Annual Report on Form 10-K filed on February 28, 2020).
•	Form of Director Restricted Stock Award Agreement under 2019 Management Incentive Plan (filed as Exhibit 10.1 to Ranger's Current Report on Form 8-K filed on September 6, 2019).
•	Penn Virginia Corporation 2017 Special Severance Plan Amended and Restated Effective August 17, 2020 (filed as Exhibit 10.2 to Ranger's Current Report on Form 8-K filed on August 21, 2020).
•	Form of Performance Restricted Stock Unit Award Agreement (Officer) (filed as Exhibit 10.2 to Ranger's Quarterly Report on Form 10-Q filed on August 4, 2021).
•	Amendment No. 1 to the Penn Virginia Corporation 2017 Special Severance Plan (filed as Exhibit 10.14 to Ranger's Current Report on Form 10-K filed on March 9, 2021).
•	Ranger Oil Corporation Executive Severance Plan (filed as Exhibit 10.1 to Ranger's Current Report on Form 8-K filed on May 27, 2022).
•	Form of Director Indemnification Agreement (filed as Exhibit 10.6 to Ranger's Current Report on Form 8-K filed on October 11, 2016).
•	Form of Officer Indemnification Agreement (filed as Exhibit 10.3 to Ranger's Current Report on Form 8-K filed on August 21, 2020).
•	Second Amended and Restated Agreement of Limited Partnership, dated as of October 6, 2021, by and among PV Energy Holdings GP, LLC, Penn Virginia Corporation, JSTX Holdings, LLC and Rocky Creek Resources, LLC (filed as Exhibit 10.2 to Ranger's Current Report on Form 8-K filed on October 7, 2021).
•	Amended and Restated Investor and Registration Rights Agreement, dated October 6, 2021, by and among Penn Virginia Corporation, JSTX Holdings, LLC and Rocky Creek Resources, LLC (filed as Exhibit 10.3 to Ranger's Current Report on Form 8-K filed on October 7, 2021).
•	Master Assignment, Agreement and Amendment No. 13 to Credit Agreement, dated as of September 27, 2022, among ROCC Holdings, LLC, as borrower, Ranger Oil Corporation, as holdings, the subsidiaries of holdings party thereto, certain lenders party thereto, and Wells Fargo Bank, National Association, as administrative agent for the lenders and as an issuing lender (filed as Exhibit 10.1 to Ranger's Current Report on Form 8-K filed on September 28, 2022).

Risk Factors

Details concerning risk factors in respect of Ranger, Ranger's business, the Merger and other transactions contemplated by the Merger Agreement can be found in the section entitled "Risk Factors" in this Information Circular and in Ranger's Form 10-K for the year ended December 31, 2022.

Incorporation of Certain Ranger Documents by Reference

The Ranger information incorporated by reference is considered to be a part of this Information Circular, except for any information that is superseded by information that is included directly in this Information Circular or incorporated by reference subsequent to the date of this Information Circular. This Information Circular incorporates by reference the documents or sections of the documents listed below that Ranger has previously filed with the SEC. They contain important information about Ranger and its financial condition. The following documents, which were filed by Ranger with the SEC, are incorporated by reference into this Information Circular (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules). For the purposes of this Information Circular, Baytex has also filed the following documents under its SEDAR profile at www.sedar.com as "Other Documents" (filed on the same date as this Information Circular was filed).

•	Ranger's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 9, 2023.
•	The portions of Ranger's Proxy Statement on Schedule 14A that are incorporated by reference in Part III of Ranger's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on April 1, 2022.
•	Rangers' Current Reports on Form 8-K filed with the SEC on February 28, 2023 and March 8, 2023, in each case, excluding Items 2.01 or 7.01.
•	The Description of Capital Stock (incorporated by reference to Exhibit 4.3 to Ranger's Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 8, 2022).

Ranger has supplied all information contained in or incorporated by reference into this Information Circular, including this Appendix I, relating to Ranger.

Any statement contained in a Ranger document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently document filed by Ranger which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

You may also obtain copies of any Ranger document incorporated in this Information Circular, without charge, by requesting them in writing or by telephone from the appropriate company at the addresses below, or from the SEC through the SEC's website at www.sec.gov. Baytex Shareholders may request a copy of such documents by contacting:

RANGER OIL CORPORATION
16285 Park Ten Place
Suite 500
Houston, Texas 77084
Attention: Finance & Investor Relations
Telephone: (713) 722-6500

In addition, you may obtain copies of any document incorporated in this Information Circular, without charge, by visiting the website maintained by Ranger at www.rangeroil.com. If you would like to request documents, please do so by May 1, 2023 to receive them before the Meeting. If you request any incorporated documents from Ranger, Ranger will mail them to you by first class mail, or another equally prompt means, within one business day after Ranger receives your request. Ranger has not authorized anyone to provide any information or make any representation about the Merger, the Meeting or Ranger that is different from, or in addition to, that contained in this Information Circular or in any of the materials that Ranger has incorporated into this Information Circular by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this Information Circular is accurate only as of the date of this Information Circular unless the information specifically indicates that another date applies, and neither the mailing of this Information Circular to shareholders nor the issuance of Baytex Shares in the Merger should create any implication to the contrary.

SCHEDULE A

RANGER OIL CORPORATION'S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE
YEAR ENDED DECEMBER 31, 2022

Report of Independent Registered Public Accounting Firm

Ranger Board and Shareholders

Ranger Oil Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ranger Oil Corporation (a Virginia corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 9, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and Ranger is not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The development of estimated proved reserves used in the calculation of depletion, depreciation, and amortization expense under the full cost method of accounting.

As described further in note 3 to the financial statements, the Company accounts for its oil and gas properties using the full cost method of accounting which requires management to make estimates of proved reserve volumes and future net revenues to record depletion, depreciation, and amortization expense. To estimate the volume of proved reserves and future net revenue, management makes significant estimates and assumptions including forecasting the production decline rate of producing properties and forecasting the timing and volume of production associated with the Company's development plan for proved undeveloped properties. In addition, the estimation of proved reserves is also impacted by management's judgments and estimates regarding the financial performance of wells associated with proved reserves to determine if wells are expected with reasonable certainty to be economical under the appropriate pricing assumptions required in the estimation of depletion, depreciation and amortization expense. We identified the estimation of proved reserves of oil and gas properties as a critical audit matter.

The principal consideration for our determination that the estimation of proved reserves is a critical audit matter is that changes in certain inputs and assumptions necessary to estimate the volumes and future net revenues of the Company's proved reserves require a high degree of subjectivity and could have a significant impact on the measurement of depletion, depreciation, and amortization expense. In turn, auditing those inputs and assumptions required subjective and complex auditor judgment.

Our audit procedures related to the estimation of proved reserves included the following, among others.

•	We tested the design and operating effectiveness of controls relating to management's estimation of proved reserves for the purpose of measuring depletion, depreciation, and amortization expense.
•	We evaluated the independence, objectivity, and professional qualifications of the Company's reserve engineers, made inquiries of those specialists regarding the process followed and judgments made to estimate the Company's proved reserve volumes, and read the reserve report prepared by the Company's specialists.
•	To the extent key inputs and assumptions used to determine proved reserve volumes and other cash flow inputs and assumptions are derived from the Company's accounting records, including, but not limited to historical pricing differentials, operating costs, estimated capital costs, and ownership interests, we tested management's process for determining the assumptions, including examining the underlying support on a sample basis. Specifically, our audit procedures involved testing management's assumptions by performing the following:

-	We compared the estimated pricing differentials used in the reserve report to realized prices related to revenue transactions recorded in the current year and examined contractual support for the pricing differentials.
-	We tested models used to estimate the future operating costs in the reserve report and compared amounts to historical operating costs.
-	We evaluated the method used to determine the future capital costs and compared estimated future capital expenditures used in the reserve report to amounts expended for recently drilled and completed wells to ascertain its reasonableness.
-	We tested the working and net revenue interests used in the reserve report by inspecting land and division order records.
-	We evaluated the Company's evidence supporting the amount of proved undeveloped properties reflected in the reserve report by examining historical conversion rates and support for the Company's ability and intent to develop the proved undeveloped properties.
-	We applied analytical procedures to the forecasted reserve report production by comparing to historical actual results and to the prior year reserve report.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2016.

Houston, Texas

March 9, 2023

Report of Independent Registered Public Accounting Firm

Ranger Board and Shareholders

Ranger Oil Corporation

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ranger Oil Corporation (a Virginia corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 9, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Houston, Texas, March 9, 2023

RANGER OIL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2022	2021	2020
Revenues and other
Crude oil	$1,003,255	$517,301	$251,741
Natural gas liquids	67,453	33,443	8,948
Natural gas	70,895	26,080	10,103
Other operating income, net	3,586	2,667	2,476
Total revenues and other	1,145,189	579,491	273,268
Operating expenses
Lease operating	85,792	45,402	37,463
Gathering, processing and transportation	36,698	23,647	22,050
Production and ad valorem taxes	61,377	31,041	16,619
General and administrative	40,972	66,529	33,789
Depreciation, depletion and amortization	244,455	131,657	140,673
Impairments of oil and gas properties	—	1,811	391,849
Total operating expenses	469,294	300,087	642,443
Operating income (loss)	675,895	279,404	(369,175)
Other income (expense)
Interest expense, net of amounts capitalized	(48,931)	(33,161)	(31,257)
Gain (loss) on extinguishment of debt	2,157	(8,860)	—
Derivatives gains (losses)	(162,672)	(136,999)	88,422
Other, net	2,255	94	(850)
Income (loss) before income taxes	468,704	100,478	(312,860)
Income tax (expense) benefit	(4,186)	(1,560)	2,303
Net income (loss)	464,518	98,918	(310,557)
Net income attributable to Noncontrolling interest	(246,825)	(58,689)	—
Net income (loss) attributable to Class A common shareholders	$217,693	$40,229	$(310,557)

Net income (loss) per share attributable to Class A common shareholders:
Basic	$10.77	$2.41	$(20.46)
Diluted	$10.53	$2.34	$(20.46)

Weighted average shares outstanding – basic	20,205	16,695	15,176
Weighted average shares outstanding – diluted	20,826	17,165	15,176

See accompanying notes to consolidated financial statements.

RANGER OIL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2022	2021	2020
Net income (loss)	$464,518	$98,918	$(310,557)
Other comprehensive income (loss):
Change in pension and postretirement obligations, net of tax [1]	—	20	(72)
Comprehensive income (loss)	464,518	98,938	(310,629)
Net income attributable to Noncontrolling interest	(246,825)	(58,689)	—
Other comprehensive income attributable to Noncontrolling interest [1]	—	(23)	—
Comprehensive income (loss) attributable to Class A common shareholders	$217,693	$40,226	$(310,629)

1 The amounts for the 2022 periods are minimal and round down to zero.

See accompanying notes to consolidated financial statements.

RANGER OIL CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,
	2022	2021
Assets
Current assets
Cash and cash equivalents	$7,592	$23,681
Accounts receivable, net of allowance for credit losses	139,715	118,594
Derivative assets	29,714	11,478
Prepaid and other current assets	22,264	20,998
Assets held for sale	1,186	11,400
Total current assets	200,471	186,151
Property and equipment, net	1,809,000	1,383,348
Derivative assets	316	2,092
Other assets	4,420	5,017
Total assets	$2,014,207	$1,576,608

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$265,609	$214,381
Derivative liabilities	67,933	50,372
Current portion of long-term debt	—	4,129
Total current liabilities	333,542	268,882

Deferred income taxes	6,216	2,793
Derivative liabilities	3,416	23,815
Other non-current liabilities	9,934	10,358
Long-term debt, net	604,077	601,252

Commitments and contingencies (Note 14)

Equity
Ranger preferred stock of $0.01 par value – 5,000,000 shares authorized; none issued as of December 31, 2022 and 2021	—	—
Class A common stock of $0.01 par value – 110,000,000 shares authorized; 19,074,864 and 21,090,259 shares issued and outstanding as of December 31, 2022 and 2021, respectively	190	729
Class B common stock of $0.01 par value – 30,000,000 shares authorized; 22,548,998 shares issued and outstanding as of December 31, 2022 and 2021	2	2
Paid-in capital	220,062	273,329
Retained earnings	264,256	49,583
Accumulated other comprehensive loss	(111)	(111)
Ranger Oil shareholders' equity	484,399	323,532
Noncontrolling interest	572,623	345,976
Total equity	1,057,022	669,508
Total liabilities and equity	$2,014,207	$1,576,608

See accompanying notes to consolidated financial statements.

RANGER OIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net income (loss)	$464,518	$98,918	$(310,557)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Gain) loss on extinguishment of debt	(2,157)	8,860	—
Depreciation, depletion and amortization	244,455	131,657	140,673
Impairments of oil and gas properties	—	1,811	391,849
Derivative contracts:
Net losses (gains)	162,672	136,999	(88,422)
Cash settlements and premiums (paid) received, net	(183,378)	(130,475)	78,087
Deferred income tax expense (benefit)	3,422	1,249	(1,424)
Non-cash interest expense	3,404	2,735	4,150
Share-based compensation	5,554	15,589	3,284
Other, net	(361)	19	13
Changes in operating assets and liabilities:
Accounts receivable, net	(21,721)	(38,676)	28,078
Accounts payable and accrued expenses	6,528	60,338	(24,244)
Other assets and liabilities	(7,506)	1	778
Net cash provided by operating activities	675,430	289,025	222,265
Cash flows from investing activities
Capital expenditures	(481,486)	(256,343)	(168,565)
Acquisitions of oil and gas properties	(137,532)	—	—
Cash acquired in Lonestar Acquisition	—	11,009	—
Proceeds from sales of assets, net	12,420	160	87
Net cash used in investing activities	(606,598)	(245,174)	(168,478)
Cash flows from financing activities
Proceeds from credit facility borrowings	610,000	70,000	51,000
Repayments of credit facility borrowings	(603,000)	(176,400)	(99,000)
Repayments of second lien term loan	—	(200,000)	—
Proceeds from 9.25% Senior Notes due 2026, net of discount	—	396,072	—
Repayments of acquired debt	(8,559)	(249,700)	—
Payments for share repurchases	(75,203)	—	—
Distributions to Noncontrolling interest	(3,382)	—	—
Dividends paid	(2,921)	—	—
Proceeds from redeemable common units	—	151,160	—
Proceeds from redeemable preferred stock	—	2	—
Transaction costs paid on behalf of Noncontrolling interest	—	(5,543)	—
Issuance costs paid for Noncontrolling interest securities	—	(3,758)	—
Withholding taxes for share-based compensation	(954)	(656)	(487)
Debt issuance costs paid	(902)	(14,367)	(78)
Net cash used in financing activities	(84,921)	(33,190)	(48,565)
Net increase (decrease) in cash and cash equivalents	(16,089)	10,661	5,222
Cash and cash equivalents – beginning of period	23,681	13,020	7,798
Cash and cash equivalents – end of period	$7,592	$23,681	$13,020

Supplemental disclosures:
Cash paid for:
Interest, net of amounts capitalized	$46,071	$15,609	$27,333
Income tax refunds, net of payments	$—	$288	$(2,471)
Non-cash investing and financing activities:
Changes in property and equipment related to capital contributions	$—	$(38,561)	$—
Changes in accrued liabilities related to capital expenditures	$46,616	$16,726	$(18,671)
Change in property and equipment related to acquisitions	$—	$(480,563)	$—
Equity and replacement awards issued as consideration in the Lonestar Acquisition	$—	$173,576	$—

See accompanying notes to consolidated financial statements.

RANGER OIL CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands)

	Shares [1]
	Preferred Shares Outstanding	Class A Common Shares / Common Shares Outstanding	Class B Common Shares Outstanding	Preferred Stock	Class A Common Stock / Common Stock	Class B Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total Equity
Balance as of December 31, 2019	-	15,136	-	$-	$151	$-	$200,666	$319,987	$(59)	$-	$520,745
Net loss	-	-	-	-	-	-	-	(310,557)	-	-	(310,557)
Restricted stock unit vesting	-	64	-	-	1	-	(487)	-	-	-	(486)
Cumulative effect of change in accounting principle	-	-	-	-	-	-	-	(76)	-	-	(76)
Common stock issued related to share-based compensation and other, net	-	-	-	-	-	-	3,284	-	(72)	-	3,212
Balance as of December 31, 2020	-	15,200	-	-	152	-	203,463	9,354	(131)	-	212,838
Net income	-	-	-	-	-	-	-	40,229	-	58,689	98,918
Issuance of preferred stock	225	-	-	2	-	-	-	-	-	-	2
Issuance of Noncontrolling interest	-	-	-	-	-	-	(50,068)	-	-	229,620	179,552
Conversion of preferred stock into common stock[1]	(225)	-	22,549	(2)	-	2	-	-	-	-	-
Issuance of common stock related to the Lonestar Acquisition[2]	-	5,750	-	-	575	-	162,607	-	-	-	163,182
Change in ownership related to the Lonestar Acquisition	-	-	-	-	-	-	(57,604)	-	-	57,644	40
Common stock issued related to share-based compensation and other, net	-	140	-	-	2	-	14,931	-	20	23	14,976
Balance as of December 31, 2021	-	21,090	22,549	-	729	2	273,329	49,583	(111)	345,976	669,508
Net income	-	-	-	-	-	-	-	217,693	-	246,825	464,518
Repurchase of Class A Common Stock	-	(2,150)	-	-	(22)	-	(75,181)	-	-	-	(75,203)
Change in ownership, net	-	-	-	-	-	-	16,796	-	-	(16,796)	-
Distributions to Noncontrolling interest	-	-	-	-	-	-	-	-	-	(3,382)	(3,382)
Dividends declared ($0.075 per share of Class A common stock)	-	-	-	-	-	-	-	(3,020)	-	-	(3,020)
Common stock issued related to share-based compensation and other, net	-	135	-	-	(517)	-	5,118	-	-	-	4,601
Balance as of December 31, 2022	-	19,075	22,549	$-	$190	$2	$220,062	$264,256	$(111)	$572,623	$1,057,022

[1]	In October 2021, the Company effected a recapitalization, pursuant to which, among other things, the Company's common stock was renamed and reclassified as Class A Common Stock, par value $0.01 per share, a new class of capital stock of the Company, Ranger Class B Common Stock, par value $0.01 per share, was authorized, and the designation of the Series A Preferred Stock was cancelled. See Note 15 in the notes to the consolidated financial statements for further details.

[2]	Includes $4.5 million attributed to pre-combination services for replacement awards issued in connection with the Lonestar Acquisition. See Note 4 and Note 16 for further details.

See accompanying notes to consolidated financial statements

RANGER OIL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share amounts or where otherwise indicated)

Note 1 – Organization and Description of Business

Ranger Oil Corporation (together with its consolidated subsidiaries, unless the context otherwise requires, "Ranger Oil," the "Company," "we," "us" or "our") is an independent oil and gas company focused on the onshore development and production of oil, natural gas liquids ("NGLs") and natural gas. Our current operations consist of drilling unconventional horizontal development wells and operating our producing wells in the Eagle Ford Shale (the "Eagle Ford") in South Texas. We operate in and report our financial results and disclosures as one segment, which is the development and production of crude oil, NGLs and natural gas.

On January 15, 2021 (the "Juniper Closing Date"), the Company consummated the transactions (collectively, the "Juniper Transactions") contemplated by: (i) the Contribution Agreement, dated November 2, 2020, by and among the Company, ROCC Energy Holdings, L.P. (formerly PV Energy Holdings, L.P., the "Partnership") and JSTX Holdings, LLC ("JSTX"), an affiliate of Juniper Capital Advisors, L.P. ("Juniper Capital" and, together with JSTX and Rocky Creek Resources, LLC, "Juniper"); and (ii) the Contribution Agreement, dated November 2, 2020 (the "Contribution Agreement"), by and among Rocky Creek Resources, LLC, an affiliate of Juniper Capital ("Rocky Creek"), the Company and the Partnership pursuant to which Juniper contributed $150 million in cash and certain oil and gas assets in South Texas in exchange for equity. See Note 3 and Note 4 for further discussion.

Note 2 – Basis of Presentation

Our consolidated financial statements include the accounts of Ranger Oil and all of our subsidiaries as of the relevant dates. Intercompany balances and transactions have been eliminated. A substantial noncontrolling interest in our subsidiaries is provided for in our consolidated statements of operations and comprehensive income (loss) and our consolidated balance sheets as of and for the periods ended December 31, 2022 and 2021. Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Preparation of these statements involves the use of estimates and judgments where appropriate. In the opinion of management, all adjustments considered necessary for a fair presentation of our consolidated financial statements have been included. Certain reclassifications have been made to prior period amounts to conform to the current period presentation. Such reclassifications did not have a material impact on prior period financial statements.

Note 3 – Summary of Significant Accounting Policies

Principles of Consolidation

In January 2021, Ranger Oil completed a reorganization into an Up-C structure with JSTX and Rocky Creek. Under the Up-C structure, Juniper owns all of the shares of the Company's Ranger Class B Common Stock which are non-economic voting only shares of the Company. Juniper's economic interest in the Company is held through its ownership of limited partner interests (the "Common Units") in the Partnership. Pursuant to the amended and restated limited partnership agreement of the Partnership (the "Partnership Agreement"), the Company's ownership of Common Units in the Partnership at all times equals the number of shares of the Company's Ranger Class A Common Stock then outstanding, and Juniper's ownership of Common Units in the Partnership at all times equals the number of shares of Ranger Class B Common Stock then outstanding. The Partnership was formed for the purpose of executing the Company's reorganization with Juniper into an Up-C structure. The Partnership, through its subsidiaries, owns, operates, and manages oil and gas properties in Texas and manages the Company's outstanding debt and derivative instruments. The Company's wholly-owned subsidiary, ROCC Energy Holdings GP LLC (formerly, PV Energy Holdings GP, LLC, the "GP"), is the general partner of the Partnership. Subsidiaries of the Partnership own and operate all our oil and gas assets. Ranger Oil and the Partnership are holding companies with no other operations, material cash flows, or material assets or liabilities other than the equity interests in their subsidiaries.

The Common Units are redeemable (concurrently with the cancellation of an equivalent number of shares of Ranger Class B Common Stock) by Juniper at any time on a one-for-one basis in exchange for shares of Ranger Class A Common Stock or, if the Partnership elects, cash based on the 5-day average volume-weighted closing price for the Ranger Class A Common Stock immediately prior to the redemption. In determining whether to make a cash election, the Company would consider the interests of the holders of the Ranger Class A Common Stock, the Company's financial condition, results of operations, earnings, projections, liquidity and capital requirements, management's assessment of the intrinsic value of the Ranger Class A Common Stock, the trading price of the Ranger Class A Common Stock, legal requirements, covenant compliance, restrictions in the Company's debt agreements and other factors it deems relevant.

The Partnership is considered a variable interest entity for which the Company is the primary beneficiary. The Company has benefits in the Partnership through the Common Units, and it has power over the activities most significant to the Partnership's economic performance through its 100% controlling interest in the GP (which, accordingly, is acting as an agent on behalf of the Company). This conclusion was based on a qualitative analysis that considered the Partnership's governance structure and the GP's control over operations of the Partnership. The GP manages the business and affairs of the Partnership, including key Partnership decision-making, and the limited partners do not possess any substantive participating or kick-out rights that would allow Juniper to block or participate in certain operational and financial decisions that most significantly impact the Partnership's economic performance or that would remove the GP. As such, because the Company has both power and benefits in the Partnership, the Company determined it is the primary beneficiary of the Partnership and consolidates the Partnership in the Company's consolidated financial statements. The Company reflects the noncontrolling interest in the consolidated financial statements based on the proportion of Common Units owned by Juniper relative to the total number of Common Units outstanding. The noncontrolling interest is presented as a component of equity in the accompanying consolidated financial statements and represents the ownership interest held by Juniper in the Partnership (the "Noncontrolling interest").

Noncontrolling interest

The Noncontrolling interest percentage may be affected by the issuance of shares of Ranger Class A Common Stock, repurchases or cancellation of Ranger Class A Common Stock, the exchange of Ranger Class B Common Stock and the redemption of Common Units (and concurrent cancellation of Ranger Class B Common Stock), among other things. The percentage is based on the proportionate number of Common Units held by Juniper relative to the total Common Units outstanding. As of December 31, 2022, the Company owned 19,074,864 Common Units, representing a 45.8% limited partner interest in the Partnership, and Juniper owned 22,548,998 Common Units, representing the remaining 54.2% limited partner interest. As of December 31, 2021, the Company owned 21,090,259 Common Units, representing a 48.3% limited partner interest in the Partnership, and Juniper owned 22,548,998 Common Units, representing the remaining 51.7% limited partner interest. During the year ended December 31, 2022, changes in the ownership interests were the result of share repurchases and issuances of Ranger Class A Common Stock in connection with the vesting of employees' share-based compensation. See Note 15 for information regarding share repurchases and Note 16 for vesting of share-based compensation.

When the Company's relative ownership interest in the Partnership changes, adjustments to Noncontrolling interest and Paid-in capital, tax effected, will occur. Because these changes in the ownership interest in the Partnership do not result in a change of control, the transactions are accounted for as equity transactions under Accounting Standards Codification ("ASC") Topic 810, Consolidation, which requires that any differences between the carrying value of the Company's basis in the Partnership and the fair value of the consideration received are recognized directly in equity and attributed to the controlling interest. Additionally, based on the Partnership Agreement, there are no substantive profit sharing arrangements that would cause distributions to be other than pro rata. Therefore, profits and losses are attributed to the Class A common shareholders and the Noncontrolling interest pro rata based on ownership interests in the Partnership.

Use of Estimates

Preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in our consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include certain asset and liability valuations as further described in these notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Some of our account balances exceed the FDIC coverage limits. We believe our cash and cash equivalents are not subject to any material interest rate risk, equity price risk, credit risk or other market risk.

Derivative Instruments

We utilize derivative instruments, which are placed with financial institutions that we believe are of acceptable credit risk, to mitigate our financial exposure to commodity price and interest rate volatility. All derivative transactions are subject to our risk management policy, which has been reviewed and approved by our board of directors.

All derivative instruments are recognized in our consolidated financial statements at fair value. We have elected to report all of our derivative asset and liability positions on a gross basis on our consolidated balance sheets and not net the positions, even when a legal right-of-setoff exists. Our derivative instruments are not formally designated as hedges in the context of U.S. GAAP. In accordance with our internal policies, we do not utilize derivative instruments for speculative purposes. We recognize changes in fair value in income within Derivatives gains (losses) in our consolidated statements of operations. See Note 6 for further information on our derivatives.

Inventory

Inventory is stated at the lower of cost and net realizable value using the average cost method. Our inventory consists of tubular goods and equipment that are primarily comprised of oil and natural gas drilling and repair items such as tubing, casing and pumping units.

Property and Equipment

Oil and Gas Properties

We apply the full cost method of accounting for our oil and gas properties. Under this method, all productive and nonproductive costs incurred in the exploration, development and acquisition of oil and gas reserves are capitalized. Such costs may be incurred both prior to and after the acquisition of a property and include lease acquisitions, geological and geophysical, or seismic, drilling, completion and equipment costs. Internal costs incurred that are directly attributable to exploration, development and acquisition activities undertaken by us for our own account, and which are not attributable to production, general corporate overhead or similar activities are also capitalized. Future development costs are estimated on a property-by-property basis based on current economic conditions and are amortized as a component of depreciation, depletion and amortization ("DD&A").

Unproved properties not being amortized include unevaluated leasehold costs and associated capitalized interest. These costs are reviewed quarterly to determine whether or not and to what extent proved reserves have been assigned to a property or if an impairment has occurred due to lease expirations, general economic conditions and other factors, in which case the related costs along with associated capitalized interest are reclassified to the proved oil and gas properties subject to DD&A.

At the end of each quarterly reporting period, the unamortized cost of our oil and gas properties, net of deferred income taxes, is limited to the sum of the estimated after-tax discounted future net revenues from proved properties adjusted for costs excluded from amortization (the "Ceiling Test"). The estimated after-tax discounted future net revenues are determined using the prior 12-month's average commodity prices based on closing prices on the first day of each month, adjusted for differentials, discounted at 10%. The calculation of the Ceiling Test and provision for DD&A are based on estimates of proved reserves. There are significant uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production, timing and plan of development.

DD&A of our oil and gas properties is computed using the units-of-production method. We apply this method by multiplying the unamortized cost of our proved oil and gas properties, net of estimated salvage plus future development costs, by a rate determined by dividing the physical units of oil and gas produced during the period by the total estimated units of proved oil and gas reserves at the beginning of the period.

Other Property and Equipment

Other property and equipment consists primarily of gathering systems and related support equipment, vehicles, leasehold improvements, information technology hardware and capitalized software costs. Other property and equipment are carried at cost and include expenditures for additions and improvements which increase the productive lives of existing assets. Renewals and betterments, which extend the useful life of the properties, are also capitalized. Maintenance and repair costs are charged to expense as incurred. We compute depreciation and amortization of property and equipment using the straight-line method over the estimated useful life of each asset as follows: Gathering systems – 15 to 20 years and Other property and equipment – three to 20 years.

Leases

We determine if a contractual arrangement is a lease at inception and whether it is classified as operating or financing based on whether that contract conveys the right to control the use of an identified asset in exchange for consideration for a period of time. Leases are included in Other assets, Accounts payable and accrued liabilities and Other liabilities on our consolidated balance sheets and are identified as Right-of-use ("ROU") assets, Current lease obligations and Noncurrent lease obligations, respectively, in Note 11 and Note 12.

ROU assets represent our right to use an underlying asset for the lease term and lease obligations represent our obligation to make lease payments arising from the underlying contractual arrangement. Operating lease ROU assets and obligations are recognized at the commencement date based on the present value of lease payments over the lease term. The operating lease ROU assets include any lease payments made in advance and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise such options. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

Most of our leasing arrangements do not identify or otherwise provide for an implicit interest rate. Accordingly, we utilize a secured incremental borrowing rate based on information available at the commencement date in the determination of the present value of the lease payments. As most of our lease arrangements have terms ranging from two to five years, our secured incremental borrowing rate is primarily based on the rates applicable to our Credit Facility.

We have lease arrangements that include lease and certain non-lease components, including amounts for related taxes, insurance, common area maintenance and similar terms. We apply a practical expedient provided in Accounting Standards Codification ("ASC") Topic 842, Leases, to not separate the lease and non-lease components. Accordingly, the ROU assets and lease obligations for such leases will include the present value of the estimated payments for the non-lease components over the lease term.

Certain of our lease arrangements with contractual terms of twelve months or less are classified as short-term leases and are recognized on a straight-line basis over the lease term. Accordingly, we do not include the underlying ROU assets and lease obligations on our consolidated balance sheets. The associated costs are aggregated with all of our other lease arrangements and are disclosed in the tables in Note 11.

Certain of our lease arrangements result in variable lease payments which, in accordance with ASC Topic 842, do not give rise to lease obligations. Rather, the basis and terms and conditions upon which such variable lease payments are determined are disclosed in Note 11.

Asset Retirement Obligations

We recognize the fair value of a liability for an asset retirement obligation ("ARO") in the period in which it is incurred. Associated asset retirement costs are capitalized as part of the carrying cost of the asset. Our AROs relate to the plugging and abandonment of oil and gas wells and the associated asset is recorded as a component of oil and gas properties. After recording these amounts, the ARO is accreted to its future estimated value, and the additional capitalized costs are depreciated over the productive life of the assets. Both the accretion of the ARO and the depreciation of the related long-lived assets are included in the DD&A expense caption in our consolidated statements of operations.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Using this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates. In assessing our deferred tax assets, we consider whether a valuation allowance should be recorded for some or all of the deferred tax assets which may not be realized. The ultimate realization of deferred tax assets is assessed at each reporting period and is dependent upon the generation of future taxable income and our ability to utilize operating loss carryforwards during the periods in which the temporary differences become deductible. We also consider the scheduled reversal of deferred tax liabilities and available tax planning strategies. We recognize interest attributable to income taxes, to the extent it may be incurred, as a component of interest expense and penalties as a component of income tax expense.

We are subject to ongoing tax examinations in numerous domestic jurisdictions. Accordingly, we may record incremental tax expense based upon the more-likely-than-not outcomes of uncertain tax positions. In addition, when applicable, we adjust the previously recorded tax expense to reflect examination results when the position is effectively settled. Our ongoing assessments of the more-likely-than-not outcomes of the examinations and related tax positions require judgment and can increase or decrease our effective tax rate, as well as impact our operating results. The specific timing of when the resolution of each tax position will be reached is uncertain.

Revenue Recognition and Associated Costs

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers, which includes a five-step revenue recognition model to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

We record revenue in the month that our oil and gas production is delivered to our customers. As a result of the numerous requirements necessary to gather information from purchasers or various measurement locations, calculate volumes produced, perform field and wellhead allocations and distribute and disburse funds to various working interest partners and royalty owners, the collection of revenues from oil and gas production may take up to 60 days following the month of production. Therefore, we make accruals for revenues and accounts receivable based on estimates of our share of production. We record any differences, which historically have not been significant, between the actual amounts ultimately received and the original estimates in the period they become finalized. See Note 5 for further discussion.

Substantially all of our commodity product sales are short-term in nature with contract terms of one year or less. We apply a practical expedient which provides for an exemption from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less. Under our commodity product sales contracts, we bill our customers and recognize revenue when our performance obligations have been satisfied. At that time, we have determined that payment is unconditional. Accordingly, our commodity sales contracts do not create material contract assets or liabilities.

Crude oil. We sell our crude oil production to our customers at either the wellhead or a contractually agreed-upon delivery point, including certain regional central delivery point terminals or pipeline inter-connections. We recognize revenue when control transfers to the customer considering factors associated with custody, title, risk of loss and other contractual provisions as appropriate. Pricing is based on a market index with adjustments for product quality, location differentials and, if applicable, deductions for intermediate transportation. Costs incurred by us for gathering and transporting the products to an agreed-upon delivery point are recognized as a component of gathering, processing and transportation expense ("GPT") in our consolidated financial statements.

NGLs. We have natural gas processing contracts in place with certain midstream processing vendors. We deliver "wet" natural gas to our midstream processing vendors at the inlet of their processing facilities through gathering lines, certain of which we own and others which are owned by gathering service providers. Subsequent to processing, NGLs are delivered or transported to a third-party customer. Depending upon the nature of the contractual arrangements with the midstream processing vendors regarding the marketing of the NGL products, we recognize revenue for NGL products on either a gross or net basis. For those contracts where we have determined that Ranger is the principal, and the ultimate third party is our customer, we recognize revenue on a gross basis, with associated processing costs presented as GPT expenses. For those contracts where we have determined that Ranger is the agent and the midstream processing vendor is our customer, we recognize NGL product revenues on a net basis with processing costs presented as a reduction of revenue.

Natural gas. Subsequent to the processing of "wet" natural gas and the separation of NGL products, the "dry" or residue gas is purchased by the processor or delivered to us at the tailgate of the midstream processing vendors' facilities and sold to a third-party customer. We recognize revenue when control transfers to the customer considering factors associated with custody, title, risk of loss and other contractual provisions as appropriate. Pricing is based on a market index with adjustments for product quality and location differentials, as applicable. Costs incurred by us for gathering and transportation from the wellhead through the processing facilities are recognized as a component of GPT expenses in our consolidated financial statements.

Marketing and water disposal services. We provide marketing and water disposal services to certain of our joint venture partners and other third parties with respect to oil and gas production for which Ranger is the operator. Pricing for such services represents a fixed rate fee based, in the case of marketing services, on the sales price of the underlying oil and gas products and, in the case of water services, on the quantity of water volume processed. Marketing revenue is recognized simultaneously with the sale of our commodity production to our customers while water service revenue is recognized in the month that the service is rendered. Direct costs associated with our marketing efforts are included in General and administrative expenses ("G&A") and direct costs associated with our water service efforts are netted against the underlying revenue.

Credit Losses

We monitor and assess our portfolio of accounts receivable, including those from our customers, our joint interest partners and others, when applicable, for credit losses on a monthly basis as we originate the underlying financial assets. Our review process and related internal controls take into appropriate consideration (i) past events and historical experience with the identified portfolio segments, (ii) current economic and related conditions within the broad energy industry as well as those factors with broader applicability and (iii) reasonable supportable forecasts consistent with other estimates that are inherent in our financial statements. In order to facilitate our processes for the review and assessment of credit losses, we have identified the following portfolio segments: (i) customers for our commodity production and (ii) joint interest partners which are further stratified into the following sub-segments: (a) mutual operators which includes joint interest partners with whom Ranger is a non-operating joint interest partner in properties for which they are the operator, (b) large partners consisting of those legal entities that maintain a working interest of at least 10% in properties for which Ranger is the operator and (c) all others which includes legal entities that maintain working interests of less than 10% in properties for which Ranger is the operator as well as legal entities with whom we no longer have an active joint interest relationship, but continue to have transactions, including joint venture audit settlements, that from time-to-time give rise to the origination of new accounts receivable.

Share-Based Compensation

Our stock compensation plans permit the grant of incentive and nonqualified stock options, common stock, deferred common stock units, restricted stock and restricted stock units to our employees and directors. We measure the cost of employee services received in exchange for an award of equity-classified instruments based on the grant-date fair value of the award. Compensation cost associated with equity-classified awards are generally amortized on a straight-line basis over the applicable vesting period. Awards that are based on performance are amortized either on a graded basis over the term of the applicable performance periods for awards that represent in-substance multiple awards or ratably over the requisite service period for awards that cliff vest. Compensation cost associated with liability-classified awards is measured at the end of each reporting period and recognized based on the period of time that has elapsed during the applicable performance period. We recognize forfeitures as they occur. We recognize share-based compensation expense related to our share-based compensation plans as a component of G&A expenses in our consolidated statements of operations.

Recent Accounting Pronouncements

We consider the applicability and impact of all Accounting Standard Updates ("ASUs"). ASUs not listed below were assessed and determined to be not applicable.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2021, the Financial Accounting Standards Ranger Board issued ASU 2021-08, Business Combinations (Topic 805): ("ASU 2021-08"): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 amends Topic 805 to require the acquirer in a business combination to record contract assets and contract liabilities in accordance with Revenue from Contracts with Customers (Topic 606) at acquisition as if it had originated the contract, rather than at fair value. This update is effective for public companies beginning after December 15, 2022, with early adoption permitted. Adoption should be applied prospectively to business combinations occurring on or after the effective date of the amendments unless early adoption occurs during an interim period in which other application rules apply. We do not expect the adoption of this update to have a material impact to our financial statements.

Note 4 – Transactions

2022

Asset Acquisitions

In 2022, we completed acquisitions of additional working interests in Ranger-operated wells along with certain contiguous oil and gas producing assets and undeveloped acreage in the Eagle Ford shale. The aggregate cash consideration for these acquisitions was $137.5 million, including customary post-closing adjustments. These transactions were accounted for as asset acquisitions.

Asset Disposition

On July 22, 2022, we closed on the sale of the corporate office building and related assets acquired in connection with the Lonestar Acquisition (defined below) that were classified as Assets held for sale on the consolidated balance sheet as of December 31, 2021. Gross proceeds were $11.0 million and total net proceeds were $1.8 million after netting costs to sell of approximately $0.8 million and payoff of the related mortgage debt and accrued interest of $8.4 million.

2021

Acquisition of Lonestar Resources

On October 5, 2021 (the "Closing Date"), the Company acquired Lonestar Resources US Inc., a Delaware corporation ("Lonestar"), as a result of which Lonestar and its subsidiaries became wholly-owned subsidiaries of the Company (the "Lonestar Acquisition"). The Lonestar Acquisition was effected pursuant to the Agreement and Plan of Merger (the "Lonestar Merger Agreement"), dated July 10, 2021, by and between the Company and Lonestar. In accordance with the terms of the Lonestar Merger Agreement, Lonestar shareholders received 0.51 shares of the Company's common stock for each share of Lonestar common stock held immediately prior to the effective time of the Lonestar Acquisition. Based on the closing price of the Company's common stock on October 5, 2021 of $30.19, the total value of the Company's common stock issued to holders of Lonestar common stock, warrants and restricted stock units as applicable, was approximately $173.6 million.

The Lonestar Acquisition constituted a business combination and was accounted for using the acquisition method of accounting, with Ranger Oil being treated as the accounting acquirer. Under the acquisition method of accounting, the assets and liabilities of Lonestar and its subsidiaries were recorded at their respective fair values as of the date of completion of the Lonestar Acquisition. The Company completed the purchase price allocation during the third quarter of 2022.

The following table sets forth the Company's final allocation of the purchase price to the assets acquired and liabilities assumed as of the acquisition date.

Final Purchase Price Allocation
Consideration:
Fair value of the Company's common stock issued [1]	$173,576
Less: Replacement awards attributable to post-combination compensation cost [2]	(10,394)
Total consideration transferred	$163,182

Assets:
Other current assets	$50,044
Proved oil and gas properties	476,743
ARO asset	1,239
Corporate office building and related assets [3]	11,400
Other property and equipment	2,582
Other non-current assets	37
Total assets acquired	$542,045

Liabilities:
Current portion of long-term debt	$24,187
Other current liabilities	66,150
Derivative liabilities [4]	49,554
Asset retirement obligations	2,494
Long-term debt	236,478
Total liabilities assumed	$378,863

Net Assets Acquired	$163,182

[1]	Includes the fair value of the replacement equity awards to the extent services were provided by employees of Lonestar prior to closing of $4.5 million. See Note 16 for additional information about the replacement equity awards.
[2]	Represents the fair value of the replacement equity awards considered post-combination services. See Note 16 for further details.
[3]	As of December 31, 2021, these assets met the held for sale criteria and were classified as Assets held for sale on the respective consolidated balance sheet.
[4]	Immediately following the Lonestar Acquisition, we paid approximately $50 million to restructure certain of Lonestar's derivatives which were novated or terminated. We reset the majority of the swaps to reflect then current market pricing.

For the period from the closing date of the Lonestar Acquisition on October 5, 2021 through December 31, 2021, approximately $62.5 million of revenues and $34.0 million of direct operating expenses were included in the Company's consolidated statement of operations for the year ended December 31, 2021.

Lonestar Acquisition-Related Expenses

The following table summarizes expenses related to the Lonestar Acquisition incurred for the year ended December 31, 2021:

Year Ended December 31, 2021
Bank, legal and consulting fees	$9,856
Employee severance and related costs	7,563
Replacement awards stock-based compensation costs	10,394
Integration and rebranding costs	1,746
Total acquisition-related expenses	$29,559

Employee severance and related costs primarily related to one-time severance and change-in-control compensation costs. Replacement awards stock-based compensation costs related to the accelerated vesting of certain Lonestar share-based awards for former Lonestar employees and directors based on the terms of the Lonestar Merger Agreement and change-in-control provisions within the former Lonestar employment agreements.

Pro Forma Operating Results (Unaudited)

The following unaudited pro forma financial data for the years ended December 31, 2021 and 2020 was derived from the historical financial statements of the Company giving effect to the Lonestar Acquisition, as if it had occurred on January 1, 2020. The below information reflects pro forma adjustments for the issuance of the Company's common stock in exchange for Lonestar's outstanding shares of common stock, as well as pro forma adjustments based on available information and certain assumptions that the Company believes are reasonable, including (i) the Company's common stock issued to convert Lonestar's outstanding shares of common stock and equity awards as of the closing date of the Lonestar Acquisition, (ii) the depletion of Lonestar's fair-valued proved oil and natural gas properties under the full cost accounting method as well as other impacts of converting Lonestar from successful efforts to the full cost accounting method and (iii) the estimated tax impacts of the pro forma adjustments. The pro forma results of operations do not include any cost savings or other synergies that may result from the Lonestar Acquisition or any estimated costs that have been or will be incurred by the Company to integrate the Lonestar assets.

The pro forma consolidated statements of operations data has been included for comparative purposes only and is not necessarily indicative of the results that might have occurred had the Lonestar Acquisition taken place on January 1, 2020 and is not intended to be a projection of future results.

	December 31,
	2021	2020
Total revenues	$729,026	$389,495
Net income (loss) attributable to Class A common shareholders	$74,355	$(321,951)

Juniper Transactions

On the Juniper Closing Date, (i) pursuant to the terms of the Contribution Agreement, JSTX contributed to the Partnership, as a capital contribution, $150 million in cash in exchange for 17,142,857 newly issued Common Units and the Company issued to JSTX 171,428.57 shares of Series A Preferred Stock, par value $0.01 per share, of the Company ("Series A Preferred Stock") (now Ranger Class B Common Stock as discussed below) at a price equal to the par value of the shares acquired, and (ii) pursuant to the terms of the Asset Agreement, including certain closing adjustments based on a September 1, 2020 effective date (the "Effective Date"), Rocky Creek contributed to our operating subsidiary certain oil and gas assets in exchange for 5,405,252 newly issued Common Units and the Company issued to Rocky Creek 54,052.52 shares of Series A Preferred Stock (5,406,141 Common Units and 54,061.41 shares of Series A Preferred Stock after post-closing adjustments) at a price equal to the par value of the shares acquired, including 495,900 Common Units and 4,959 shares of Series A Preferred Stock placed in a restricted account to support post-closing indemnification claims, 50% of such amount of which was disbursed 180 days after the Juniper Closing Date and the remainder was disbursed one year after the Juniper Closing Date. In connection with the contribution of the oil and gas assets under the Asset Agreement, we received $1.2 million of revenues attributable to production from the Rocky Creek assets for the period from December 1, 2020 through the Juniper Closing Date.

We incurred a total of $19.0 million of professional fees, including advisory, legal, consulting fees and other costs in connection with the Juniper Transactions. A total of $5.0 million were attributable to services and costs incurred and recognized in 2020 as G&A. The remaining $14.0 million of costs were incurred in January 2021 or otherwise incurred contingent upon the closing of the Juniper Transactions, including $5.5 million of transaction costs incurred by Juniper that were required to be paid by the Company under the Juniper Transaction Agreements as well as $3.8 million of costs incurred by us related to the issuance of the Series A Preferred Stock and Common Units. Collectively, these amounts were classified as a reduction to the capital contribution on our consolidated balance sheets. The remainder of $4.7 million, representing professional fees and other costs, was recognized as a component of G&A in the quarter ended March 31, 2021.

On October 6, 2021, the Company, JSTX and Rocky Creek entered into a Contribution and Exchange Agreement, whereby all outstanding shares of the Series A Preferred Stock were exchanged for newly issued shares of Ranger Class B Common Stock, at a ratio of one share of Ranger Class B Common Stock for each 1/100th of a share of Series A Preferred Stock and the designation of the Series A Preferred Stock was cancelled. See Note 15 for additional information.

The following table reconciles the initial investment by Juniper and the carrying value of their Noncontrolling interest as of the Juniper Closing Date (after post-closing adjustments):

Cash contribution	$150,000
Issue costs paid for Noncontrolling interest securities	(3,758)
Transaction costs paid on behalf of Noncontrolling interest	(5,543)
Fair value of Rocky Creek oil and gas properties contributed	38,561
Revenues received attributable to contributed properties	1,160
Suspense revenues attributable to the contributed properties	(146)
Asset retirement obligations of the contributed properties	(14)
Fair value of capital contributions	180,260
Income tax adjustment attributable to the Juniper Transactions	(708)
Total shareholders' equity prior to the Juniper Closing Date	205,558
$385,110
Juniper voting power through Series A Preferred Stock	59.6%
Noncontrolling interest as of the Juniper Closing Date	$229,620

Due to the Lonestar Acquisition in October 2021, a change in ownership of the Noncontrolling interest occurred. Refer to Note 15 for additional information.

Note 5 – Revenue Recognition

The Company's revenues are derived from contracts for crude oil, natural gas and NGL sales and other services, as described in Note 3.

Our accounts receivable consists mainly of trade receivables from commodity sales and joint interest billings due from partners on properties we operate. Our allowance for credit losses is entirely attributable to receivables from joint interest partners. We generally have the right to withhold future revenue distributions to recover past due receivables from joint interest owners. Generally, our oil, natural gas, and NGL receivables are collected within 30 to 90 days. The following table summarizes our accounts receivable by type as of the dates presented:

	December 31,
	2022	2021
Customers	$109,149	$96,195
Joint interest partners	30,730	21,755
Derivative settlements from counterparties [1]	437	1,037
Other	114	18
Total	140,430	119,005
Less: Allowance for credit losses	(715)	(411)
Accounts receivable, net of allowance for credit losses	$139,715	$118,594

1     See Note 6 for information regarding our derivative instruments.

Major Customers

For the year ended December 31, 2022, two customers accounted for 43% of our consolidated product revenues, of which 27%, and 16% of the consolidated revenues were generated from these customers, respectively. For the year ended December 31, 2021, three customers accounted for 48% of our consolidated product revenues, of which 22%, 14%, and 12% of the consolidated revenues were generated from these customers, respectively. For the year ended December 31, 2020, three customers accounted for 56% of our consolidated product revenues of which 27%, 19%, and 10% of the consolidated revenues were generated from these customers, respectively.

Note 6 – Derivative Instruments

We utilize derivative instruments, typically swaps, put options and call options which are placed with financial institutions that we believe are acceptable credit risks, to mitigate our financial exposure to commodity price volatility associated with anticipated sales of our future production and volatility in interest rates attributable to our variable rate debt instruments. Our derivative instruments are not designated as hedges for accounting purposes. While the use of derivative instruments limits the risk of adverse commodity price and interest rate movements, such use may also limit the beneficial impact of future product revenues and interest expense from favorable commodity price and interest rate movements. From time to time, we may enter into incremental derivative contracts in order to increase the notional volume of production Ranger is hedging, restructure existing derivative contracts or enter into other derivative contracts resulting in modification to the terms of existing contracts. In accordance with our internal policies, we do not utilize derivative instruments for speculative purposes.

For our commodity derivatives, we typically combine swaps, purchased put options, purchased call options, sold put options and sold call options in order to achieve various hedging objectives. Certain of these objectives result in combinations that operate as collars which include purchased put options and sold call options, three-way collars, which include purchased put options, sold put options and sold call options, and enhanced swaps, which include either sold put options or sold call options with the associated premiums rolled into an enhanced fixed price swap, among others.

Commodity Derivatives

The following is a general description of the commodity derivative instruments we employ:

Swaps. A swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, or the swap price, with the payments calculated by reference to specified commodities or indexes. The purchasing counterparty to a swap contract is required to make a payment to selling counterparty based on the amount of the swap price in excess of the settlement price multiplied by the notional volume if the settlement price for any settlement period is below the swap price for such contract. We are required to make a payment to the counterparty based on the amount of the settlement price in excess of the swap price multiplied by the notional volume if the settlement price for any settlement period is above the swap price for such contract.

Put Options. A put option has a defined strike, or floor price. We have entered into put option contracts in the roles of buyer and seller depending upon our particular hedging objective. The buyer of the put option pays the seller a premium to enter into the contract. When the settlement price is below the floor price, the seller pays the buyer an amount equal to the difference between the settlement price and the strike price multiplied by the notional volume. When the settlement price is above the floor price, the put option expires worthless. Certain of our purchased put options have deferred premiums. For the deferred premium puts, we agree to pay a premium to the counterparty at the time of settlement.

Call Options. A call option has a defined strike, or ceiling price. We have entered into call option contracts in the roles of buyer and seller depending upon our particular hedging objective. The buyer of the call option pays the seller a premium to enter into the call option. When the settlement price is above the ceiling price, the seller pays the buyer an amount equal to the difference between the settlement price and the strike price multiplied by the notional volume. When the settlement price is below the ceiling price, the call option expires worthless.

Two-Way Collars. A two-way collar is an arrangement that contains a sold call option, which establishes a maximum price (ceiling price) we will receive for the contract volumes, and a purchased put, which establishes a minimum price (floor price) we will receive based on an index price. We have entered into two-way collars periodically to achieve particular hedging objectives. When the index price is higher than the ceiling price, we pay the counterparty the difference between the index price and ceiling price. If the index price is between the floor and ceiling prices, no payments are due from either party. When the index price is below the floor price, we will receive the difference between the floor price and the index price.

The following table sets forth our commodity derivative contracts as of December 31, 2022:

Commodity Derivatives	1Q2023	2Q2023	3Q2023	4Q2023	1Q2024	2Q2024
NYMEX WTI Crude Swaps
Average Volume Per Day (bbl)	2,500	2,400	2,807	2,657	462	462
Weighted Average Swap Price ($/bbl)	$54.4	$54.26	$54.92	$54.93	$58.75	$58.75
NYMEX WTI Crude Collars
Average Volume Per Day (bbl)	20,972	12,775	13,043	8,967
Weighted Average Purchased Put Price ($/bbl)	$67.75	$63.23	$73.13	$72.27
Weighted Average Sold Call Price ($/bbl)	$83.64	$75.69	$89.07	$87.57
NYMEX HH Swaps
Average Volume Per Day (MMBtu)	10,000	7,500
Weighted Average Swap Price ($/MMBtu)	$3.620	$3.690
NYMEX HH Collars
Average Volume Per Day (MMBtu)	14,617	11,538	11,413	11,413	11,538	11,538
Weighted Average Purchased Put Price ($/MMBtu)	$6.561	$2.500	$2.500	$2.500	$2.500	$2.328
Weighted Average Sold Call Price ($/MMBtu)	$12.334	$2.682	$2.682	$2.682	$3.650	$3.000
HSC Basis Swaps
Average Volume Per Day (MMBtu)	24,617	19,038	11,413	11,413
HSC Basis Average Fixed Price ($/MMBtu)	$(0.153)	$(0.153)	$(0.153)	$(0.153)
OPIS Mt. Belvieu Ethane Swaps
Average Volume per Day (gal)		98,901	34,239	34,239	34,615
Weighted Average Fixed Price ($/gal)		$0.2288	$0.2275	$0.2275	$0.2275

Interest Rate Derivatives

Through May 2022, we had a series of interest rate swap contracts (the "Interest Rate Swaps") establishing fixed interest rates on a portion of our variable interest rate indebtedness. The notional amount of the Interest Rate Swaps totaled $300 million, with us paying a weighted average fixed rate of 1.36% on the notional amount, and the counterparties paying a variable rate equal to LIBOR. As of December 31, 2022, we did not have any interest rate derivatives.

Financial Statement Impact of Derivatives

The impact of our derivatives activities on income is included within Derivatives gains (losses) on our consolidated statements of operations. Derivative contracts that have expired at the end of a period, but for which cash had not been received or paid as of the balance sheet date, have been recognized as components of Accounts receivable (see Note 5) and Accounts payable and accrued liabilities (see Note 12) on the consolidated balance sheets. Adjustments to reconcile net income to net cash provided by operating activities include derivative losses and cash settlements that are reported under Net losses (gains) and Cash settlements and premiums (paid) received, net, on our consolidated statements of cash flows, respectively.

The following table summarizes the effects of our derivative activities for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Interest Rate Swap gains (losses) recognized in the consolidated statements of operations	$64	$(2)	$(7,510)
Commodity gains (losses) recognized in the consolidated statements of operations	(162,736)	(136,997)	95,932
	$(162,672)	$(136,999)	$88,422

Interest rate cash settlements recognized in the consolidated statements of cash flows	$(1,415)	$(3,822)	$(2,210)
Commodity cash settlements and premiums received (paid) recognized in the consolidated statements of cash flows	(181,963)	(77,099)	80,297
Commodity cash settlements paid for acquired derivatives recognized in the consolidated statements of cash flows	—	(49,554)	—
	$(183,378)	$(130,475)	$78,087

The following table summarizes the fair value of our derivative instruments, which we elect to present on a gross basis, as well as the locations of these instruments on our consolidated balance sheets as of the dates presented:

		Fair Values
		December 31, 2022		December 31, 2021
Type	Balance Sheet Location	Derivative Assets	Derivative Liabilities	Derivative Assets	Derivative Liabilities
Interest rate contracts	Derivative assets/liabilities – current	$—	$—	$—	$1,480
Commodity contracts	Derivative assets/liabilities – current	29,714	67,933	11,478	48,892
Commodity contracts	Derivative assets/liabilities – non-current	316	3,416	2,092	23,815
		$30,030	$71,349	$13,570	$74,187

As of December 31, 2022, we reported net commodity derivative liabilities of $41.3 million. The contracts associated with these positions are with seven counterparties for commodity derivatives, all of which are investment grade financial institutions and are participants in the Ranger Credit Facility. This concentration may impact our overall credit risk in that these counterparties may be similarly affected by changes in economic or other conditions. Non-performance risk is incorporated by utilizing discount rates adjusted for the credit risk of our counterparties if the derivative is in an asset position, and our own credit risk if the derivative is in a liability position.

The agreements underlying our derivative instruments include provisions for the netting of settlements with the counterparties for contracts of similar type. We have neither paid to, nor received from, our counterparties any cash collateral in connection with our derivative positions. Furthermore, our derivative contracts are not subject to margin calls or similar accelerations. No significant uncertainties exist related to the collectability of amounts that may be owed to us by these counterparties.

See Note 13 for information regarding the fair value of our derivative instruments.

Note 7 – Property and Equipment, Net

The following table summarizes our property and equipment as of the dates presented:

	December 31,
	2022	2021
Oil and gas properties (full cost accounting method):
Proved	$3,013,854	$2,327,686
Unproved	41,882	57,900
Total oil and gas properties	3,055,736	2,385,586
Other property and equipment [1]	30,969	31,055
Total properties and equipment	3,086,705	2,416,641
Accumulated depreciation, depletion, amortization and impairments	(1,277,705)	(1,033,293)
Total property and equipment, net	$1,809,000	$1,383,348

[1]	Excludes the corporate office building and related other assets acquired in connection with the Lonestar Acquisition that were classified as Assets held for sale on the consolidated balance sheets as of December 31, 2021. We closed on the sale of the corporate office building in July 2022. See Note 4 for additional information. As of December 31, 2022, we had $1.2 million remaining other assets classified as Assets held for sale excluded from above.

Unproved property costs of $41.9 million and $57.9 million have been excluded from amortization as of December 31, 2022 and December 31, 2021, respectively. The total costs not subject to amortization as of December 31, 2022 were incurred in the following periods: $0.9 million in 2022, $1.3 million in 2021, $0.7 million in 2020 and $33.2 million prior to 2019 as well as $5.8 million of capitalized interest applied thereto. We transferred $25.2 million and $17.8 million of unproved leasehold costs, including capitalized interest, associated with proved undeveloped reserves, and acreage unlikely to be drilled or expiring acreage, to the full cost pool during the years ended December 31, 2022 and 2021, respectively. We capitalized internal costs of $5.3 million, $4.1 million and $2.1 million and interest of $4.3 million, $3.6 million and $2.7 million during the years ended December 31, 2022, 2021 and 2020, respectively, in accordance with our accounting policies. Average DD&A per boe of proved oil and gas properties was $16.42, $12.96 and $15.83 for the years ended December 31, 2022, 2021 and 2020, respectively.

Ceiling Test

Beginning in early 2020, certain events such as the COVID-19 pandemic coupled with decisions by the Organization of the Petroleum Exporting Countries ("OPEC") and Russia (together with OPEC, collectively "OPEC+") negatively impacted the oil and gas industry with significant declines in crude oil prices and oversupply of crude oil. Then in early 2021 with the deployment of vaccines and resulting increased mobility and global economic activity and other factors, demand for oil increased and commodity prices began to recover. Prior to the announced significant production cut to take effect in November 2022, OPEC+ had previously employed a strategy to gradually increase production. These shifts in OPEC+ production levels as well as the Russia-Ukraine war and related sanctions, which began in the first quarter of 2022, continue to contribute to a high level of uncertainty surrounding energy supply and demand resulting in volatile commodity prices. WTI crude oil and natural gas prices surged with prices over $120 per bbl and over $9 per Mcf, respectively, during the first half of 2022 due to oil supply shortage concerns. During the second half of 2022, WTI crude oil and natural gas prices dropped to lows under $72 per bbl and $4 per Mcf, respectively.

As discussed in Note 3, the Ceiling Test utilizes commodity prices based on a trailing 12-month average based on the closing prices on the first day of each month. With the higher commodity prices in 2022, we did not record any impairments of our oil and gas properties during the year ended December 31, 2022. However, the years ended December 31, 2021 and 2020 were impacted by the decline in commodity prices as a result of the various factors discussed above, resulting in impairments of our oil and gas properties of $1.8 million and $391.8 million, respectively.

Note 8 – Asset Retirement Obligations

The following table reconciles our AROs as of the dates presented, which are included within Other liabilities on our consolidated balance sheets:

	Year Ended December 31,
	2022	2021
Balance at beginning of period	$8,413	$5,461
Changes in estimates	182	—
Liabilities incurred	64	226
Liabilities settled	(589)	(228)
Acquisitions of properties	166	2,508
Accretion expense	613	446
Balance at end of period	$8,849	$8,413

Note 9 – Long-Term Debt

The following table summarizes our long-term debt as of the dates presented:

	December 31, 2022	December 31, 2021
Credit Facility	$215,000	$208,000
9.25% Senior Notes due 2026	400,000	400,000
Mortgage debt [1]	—	8,438
Other [2]	238	2,516
Total	615,238	618,954
Less: Unamortized discount [3]	(3,055)	(3,720)
Less: Unamortized deferred issuance costs [3,4]	(8,106)	(9,853)
Total, net	$604,077	$605,381
Less: Current portion	—	(4,129)
Long-term debt	$604,077	$601,252

[1]	The mortgage debt related to the corporate office building and related other assets acquired in connection with the Lonestar Acquisition for which assets were held as collateral for such debt. In July 2022, the mortgage debt was fully repaid in connection with the sale of the corporate office building. See Note 4 for additional information on the sale.

[2]	Other debt of $2.2 million at December 31, 2022 was extinguished during 2022 and recorded as a gain on extinguishment on the consolidated statements of operations.

[3]	The discount and issuance costs of the 9.25% Senior Notes due 2026 are being amortized over its respective term using the effective-interest method.

[4]	Excludes issuance costs associated with the Ranger Credit Facility, which represent costs attributable to the access to credit over its contractual term, that have been presented as a component of Other assets (see Note 12) and are being amortized over the term of the Ranger Credit Facility using the straight-line method.

Credit Facility

As of December 31, 2022, the Ranger Credit Facility had a $1.0 billion revolving commitment and a $950 million borrowing base, with aggregate elected commitments of $500 million, and a $25 million sublimit for the issuance of letters of credit. Availability under the Ranger Credit Facility may not exceed the lesser of the aggregate elected commitments or the borrowing base less outstanding advances and letters of credit. The borrowing base under the Ranger Credit Facility is redetermined semi-annually, generally in the Spring and Fall of each year. Additionally, we and the Ranger Credit Facility lenders may, upon request, initiate a redetermination at any time during the six-month period between scheduled redeterminations. The Ranger Credit Facility is available to us for general corporate purposes, including working capital.

In June 2022, we entered into the Agreement and Amendment No. 12 to Credit Agreement (the "Twelfth Amendment"). The Twelfth Amendment, in addition to other changes described therein, amended the Ranger Credit Facility to, effective on June 1, 2022, (1) increase the borrowing base from $725 million to $875 million, with aggregate elected commitments remaining at $400 million, and (2) replace LIBOR with the Secured Overnight Financing Rate ("SOFR"), an index supported by short-term Treasury repurchase agreements.

In September 2022, we entered into the Agreement and Amendment No. 13 to Credit Agreement (the "Thirteenth Amendment"). The Thirteenth Amendment, in addition to other changes described therein, amended the Ranger Credit Facility to (1) increase the borrowing base from $875 million to $950 million, and (2) increase the aggregate elected commitment amounts under the Ranger Credit Facility from $400 million to $500 million.

The outstanding borrowings under the Ranger Credit Facility bear interest at a rate equal to, at our option, either (a) a customary reference rate plus an applicable margin ranging from 1.50% to 2.50%, determined based on the utilization level under the Ranger Credit Facility or (b) effective June 1, 2022, a term SOFR reference rate (a Eurodollar rate, including LIBOR prior to June 1, 2022), plus an applicable margin ranging from 2.50% to 3.50%, determined based on the utilization level under the Ranger Credit Facility. Interest on reference rate borrowings is payable quarterly in arrears and is computed on the basis of a year of 365/366 days, and interest on Eurodollar borrowings is payable every one, three or six months, at the election of the borrower, and is computed on the basis of a year of 360 days. At December 31, 2022, the actual weighted-average interest rate on the outstanding borrowings under the Ranger Credit Facility was 7.25%. Unused commitment fees are charged at a rate of 0.50%.

The Ranger Credit Facility requires us to maintain (1) a minimum current ratio (as defined in the Ranger Credit Facility, which considers the unused portion of the total commitment as a current asset), measured as of the last day of each fiscal quarter of 1.00 to 1.00 and (2) a maximum leverage ratio (consolidated indebtedness to adjusted earnings before interest, taxes, depreciation, depletion, amortization and exploration expenses, both as defined in the Ranger Credit Facility), measured as of the last day of each fiscal quarter of 3.50 to 1.00.

The Ranger Credit Facility also contains other customary affirmative and negative covenants as well as events of default and remedies. If we do not comply with the financial and other covenants in the Ranger Credit Facility, the lenders may, subject to customary cure rights, require immediate payment of all amounts outstanding under the Ranger Credit Facility. As of December 31, 2022, we were in compliance with all debt covenants under the Ranger Credit Facility.

We had $215.0 million in outstanding borrowings and $1.0 million in outstanding letters of credit under the Ranger Credit Facility as of December 31, 2022. Factoring in the outstanding letters of credit, we had $284.0 million of availability under the Ranger Credit Facility as of December 31, 2022. During the years ended December 31, 2022 and 2021, we incurred and capitalized issue costs of $0.9 million and $2.6 million, respectively, in connection with amendments to the Ranger Credit Facility. Additionally, during 2022 and 2021, we wrote off $0.1 million and $0.8 million of previously deferred debt issue costs associated with amendments to the Ranger Credit Facility, respectively.

9.25% Senior Notes due 2026

On August 10, 2021, our indirect, wholly-owned subsidiary completed an offering of $400 million aggregate principal amount of senior unsecured notes due 2026 (the "9.25% Senior Notes due 2026") that bear interest at 9.25% and were sold at 99.018% of par. Obligations under the 9.25% Senior Notes due 2026 were assumed by ROCC Holdings, LLC (formerly, Penn Virginia Holdings, LLC, hereinafter referred to as "Holdings"), as borrower, and are guaranteed by the subsidiaries of Holdings that guarantee the Ranger Credit Facility.

In connection with the consummation of the Lonestar Acquisition, the net proceeds from the 9.25% Senior Notes due 2026 were used to repay and discharge $249.8 million of Lonestar's long-term debt including accrued interest and related expenses, and the remainder, along with cash on hand, of $146.2 million was used to repay outstanding obligations under the Second Lien Term Loan including a prepayment premium and accrued interest and related expenses. Thereafter, the Second Lien Term Loan was terminated and $6.9 million was recorded as a loss on extinguishment of debt for costs incurred related to a prepayment premium and write off of unamortized discount and issue costs. During 2021, we incurred and capitalized $10.4 million of issue costs in connection with the 9.25% Senior Notes due 2026. See Note 4 for additional information.

The indenture governing the 9.25% Senior Notes due 2026 also contains other customary affirmative and negative covenants as well as events of default and remedies.

As of December 31, 2022, the Company was in compliance with all debt covenants under the indenture.

Note 10 – Income Taxes

The following table summarizes our provision for income taxes for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Current income tax expense (benefit)
Federal	$—	$—	$(1,236)
State	764	311	357
Total current income tax expense (benefit)	764	311	(879)
Deferred income tax expense (benefit)
Federal	—	—	1,236
State	3,422	1,249	(2,660)
Total deferred income tax expense (benefit)	3,422	1,249	(1,424)
Income tax expense (benefit)	$4,186	$1,560	$(2,303)

The following table reconciles the difference between the income tax expense (benefit) computed by applying the statutory tax rate to our income (loss) before income taxes and our reported income tax expense (benefit) for the periods presented:

	Year Ended December 31,
	2022		2021		2020
Tax computed at federal statutory rate	$98,428	21.0%	$21,100	21.0%	$(65,701)	21.0%
State income taxes, net of federal income tax benefit	4,186	0.9%	1,560	1.6%	(1,856)	0.6%
Change in valuation allowance	(44,070)	(9.4)%	(9,348)	(9.3)%	64,062	(20.5)%
Noncontrolling interest	(52,299)	(11.2)%	(12,501)	(12.4)%	—	—%
Other, net	(2,059)	(0.4)%	749	0.7%	1,192	(0.4)%
Income tax expense (benefit)	$4,186	0.9%	$1,560	1.6%	$(2,303)	0.7%

The following table summarizes the principal components of our deferred income tax assets and liabilities as of the dates presented:

	December 31,
	2022	2021
Deferred tax assets:
Net operating loss ("NOL") carryforwards	$194,819	$203,243
Asset retirement obligations	66	63
Property and equipment	27,530	24,585
Fair value of derivative instruments	310	493
Interest expense limitation	13,443	13,747
Other	—	18
Total deferred tax assets	236,168	242,149
Less: Valuation allowance	(158,017)	(205,617)
Total net deferred tax assets	$78,151	$36,532
Deferred tax liabilities:
Property and equipment	$6,592	$3,357
Investment in the Partnership	77,713	35,968
Other	62	—
Total deferred tax liabilities	$84,367	$39,325
Net deferred tax liabilities	$(6,216)	$(2,793)

Income Tax Provision

For the year ended December 31, 2022 and 2021, we did not have any current federal tax benefits. The provision for the year ended December 31, 2020 includes current federal benefits of $1.2 million attributable to refunds of AMT credits for the 2020 tax year. The amounts attributable to 2020 combined the amounts attributable to 2019, which had been recognized on our consolidated balance sheets as of December 31, 2019 as a current asset, were received in 2020 as an acceleration of all AMT credits in connection with certain provisions of the CARES Act. In addition, we have recognized deferred state tax expense (benefits) of $3.4 million, $1.2 million and $(2.7) million primarily attributable to property and equipment as well as $0.8 million, $0.3 million and $0.4 million current state expense attributable to the Texas margin tax for the years ended December 31, 2022, 2021 and 2020, respectively. Our overall effective tax rates were 0.9%, 1.6% and 0.7% for the years ended December 31, 2022, 2021 and 2020, respectively.

Deferred Tax Assets and Liabilities

As of December 31, 2022, we had federal NOL carryforwards of approximately $706.7 million, a substantial portion of which, if not utilized, expire between 2032 and 2037. NOLs incurred after January 1, 2018 can be carried forward indefinitely. Because of the change in ownership provisions of the Code, use of a portion of our federal NOLs may be limited in future periods. As of December 31, 2022, we carried a valuation allowance against our federal and state deferred tax assets of $158.0 million. We considered both the positive and negative evidence in determining whether it was more likely than not that some portion or all of our deferred tax assets will be realized. The amount of deferred tax assets considered realizable could, however, be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence is no longer present and additional weight is given to subjective positive evidence, including projections for growth. The valuation allowance along with $84.4 million of deferred tax liabilities fully offset our deferred tax assets. The net deferred tax liability recognized on our consolidated balance sheets as of December 31, 2022 is attributable to certain state deferred tax liabilities associated with property and equipment and unrealized hedges. The valuation allowance related to all other net deferred tax assets remains in full as of December 31, 2022 and 2021.

Following the Juniper Transactions, Ranger Oil is a holding company and all of its operating assets are held within the Partnership. Certain of the federal deferred tax assets and liabilities were reclassified to investment in partnership deferred tax liability in 2021.

Other Income Tax Matters

We had no liability for unrecognized tax benefits as of December 31, 2022 and 2021. There were no interest and penalty charges recognized during the years ended December 31, 2022, 2021 and 2020. Tax years from 2015 forward remain open for examination by the Internal Revenue Service and various state jurisdictions.

Note 11 – Leases

We generally have lease arrangements for office facilities and certain office equipment, certain field equipment including compressors, drilling rigs, crude oil storage tank capacity, land easements and similar arrangements for rights-of-way, and certain gas gathering and gas lift assets. Our short-term leases included in the disclosures below are primarily comprised of our contractual arrangements with certain vendors for operated drilling rigs, crude oil storage tank capacity and our field compressors. Our primary variable lease was represented by our field gas gathering and gas lift agreement with a midstream service provider and the lease payments are charged on a volumetric basis at a contractual fixed rate.

The following table summarizes the components of our total lease cost for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Operating lease cost	$889	$891	$979
Short-term lease cost	49,418	24,655	23,721
Variable lease cost	32,370	24,807	21,932
Less: Amounts charged as drilling costs [1]	(43,867)	(21,213)	(20,708)
Total lease cost recognized in the consolidated statement of operations [2]	$38,810	$29,140	$25,924

[1]	Represents the combined gross amounts paid and (i) capitalized as drilling costs for our working interest share and (ii) billed to joint interest partners for their working interest share for short-term leases of operated drilling rigs.

[2]	Includes $14.9 million, $10.8 million and $11.2 million recognized in GPT, $23.1 million, $17.4 million and $13.8 million recognized in Lease operating expense ("LOE") and $0.8 million, $0.9 million and $1.0 million recognized in G&A for the years ended December 31, 2022, 2021, and 2020, respectively.

The following table summarizes supplemental cash flow information related to leases for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$952	$981	$943
ROU assets obtained in exchange for operating lease obligations	$118	$—	$388

The following table summarizes supplemental balance sheet information related to leases as of the dates presented:

		December 31,
Leases	Balance Sheet Location	2022	2021
Assets
ROU assets – operating leases	Other assets	$989	$1,671

Liabilities
Current operating lease obligations	Accounts payable and accrued liabilities	$907	$914
Non-current operating lease obligations	Other non-current liabilities	200	975
Total operating lease obligations		$1,107	$1,889

The following table presents other information as it relates to operating leases as of the dates presented:

	December 31,
	2022	2021
Weighted-average remaining lease term – operating leases	1.5 years	2.1 years
Weighted-average discount rate – operating leases	3.33%	3.13%

As of December 31, 2022, maturities of our operating lease liabilities consisted of the following:

December 31, 2022
2023	$907
2024	175
2025	29
2026	26
2027	1
Total undiscounted lease payments	1,138
Less: imputed interest	(31)
Total operating lease obligations	$1,107

Note 12 – Supplemental Balance Sheet Detail

The following table summarizes components of selected balance sheet accounts as of the dates presented:

	December 31,
	2022	2021
Prepaid and other current assets:
Inventories [1]	$19,341	$10,305
Prepaid expenses [2]	2,923	10,693
	$22,264	$20,998
Other assets:
Deferred issuance costs of the Ranger Credit Facility, net of amortization	$3,218	$3,308
Right-of-use assets – operating leases	989	1,671
Other	213	38
	$4,420	$5,017
Accounts payable and accrued liabilities:
Trade accounts payable	$58,592	$32,452
Drilling and other lease operating costs	62,842	35,045
Revenue and royalties payable	104,512	95,521
Production, ad valorem and other taxes	10,547	7,905
Derivative settlements to counterparties	4,109	6,117
Compensation and benefits	6,927	13,942
Interest	14,655	15,321
Environmental remediation liability [3]	207	2,287
Current operating lease obligations	907	914
Other	2,311	4,877
	$265,609	$214,381
Other non-current liabilities:
Asset retirement obligations	$8,849	$8,413
Non-current operating lease obligations	200	975
Postretirement benefit plan obligations	885	970
	$9,934	$10,358

[1]	Includes tubular inventory and well materials of $18.7 million and $9.5 million and crude oil volumes in storage of $0.6 million and $0.8 million as of December 31, 2022 and 2021, respectively.

[2]	The balance as of December 31, 2022 and 2021 includes $0.5 million and $9.6 million, respectively, for the prepayment of drilling and completion services and materials.

[3]	The balance as of December 31, 2022 and 2021 represents estimated costs associated with remediation activities for certain wells and tanks acquired as part of the Lonestar Acquisition; the remediation was completed in the fourth quarter of 2022.

Note 13 – Fair Value Measurements

We apply the authoritative accounting provisions included in U.S. GAAP for measuring fair value of both our financial and nonfinancial assets and liabilities. Fair value is an exit price representing the expected amount we would receive upon the sale of an asset or that we would expect to pay to transfer a liability in an orderly transaction with market participants at the measurement date.

We use a hierarchy that prioritizes the inputs we use to measure fair value into three distinct categories based upon whether such inputs are observable in active markets or unobservable. We classify assets and liabilities in their entirety based on the lowest level of input that is significant to the fair value measurement. Our methodology for categorizing assets and liabilities that are measured at fair value pursuant to this hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest level to unobservable inputs as outlined below.

Fair value measurements are classified and disclosed in one of the following three categories:

●	Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 inputs generally provide the most reliable evidence of fair value.

●	Level 2: Quoted prices in markets that are not active or inputs, which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Our financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short-term maturities. As of December 31, 2022 and 2021, the carrying values of the borrowings outstanding under our Credit Facility approximate fair value as the borrowings bear interest at variables rates tied to current market rates and the applicable margins represent market rates. The fair value of our fixed rate 9.25% Senior Notes due 2026 is estimated based on the published market prices for issuances of similar risk and tenor and is categorized as Level 2 within the fair value hierarchy. As of December 31, 2022, the carrying amount and estimated fair value of total debt (before amortization of issuance costs) was $615.2 million and $616.4 million, respectively. As of December 31, 2021, the carrying amount and estimated fair value of total debt (before amortization of issuance costs) was $619.0 million and $634.6 million, respectively.

Recurring Fair Value Measurements

The fair values of our derivative instruments are measured at fair value on a recurring basis on our consolidated balance sheets. The following tables summarize the valuation of those financial assets and liabilities as of the dates presented:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial assets:
Commodity derivative assets – current	$—	$29,714	$—	$29,714
Commodity derivative assets – non-current	—	316	—	316
Total financial assets	$—	$30,030	$—	$30,030
Financial liabilities:
Commodity derivative liabilities – current	—	67,933	—	67,933
Commodity derivative liabilities – non-current	—	3,416	—	3,416
Total financial liabilities	$—	$71,349	$—	$71,349

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial assets:
Commodity derivative assets – current	$—	$11,478	$—	$11,478
Commodity derivative assets – non-current	—	2,092	—	2,092
Total financial assets	$—	$13,570	$—	$13,570
Financial liabilities:
Interest rate swap liabilities – current	$—	$1,480	$—	$1,480
Commodity derivative liabilities – current	—	48,892	—	48,892
Commodity derivative liabilities – non-current	—	23,815	—	23,815
Total financial liabilities	$—	$74,187	$—	$74,187

We used the following methods and assumptions to estimate fair values for the financial assets and liabilities described below:

●	Commodity derivatives: We determine the fair values of our commodity derivative instruments using industry-standard models that consider various assumptions including current market and contractual prices for the underlying instruments, implied volatilities, time value and non-performance risk. For the current market prices, we use third-party quoted forward prices, as applicable, for NYMEX WTI, MEH crude oil and NYMEX HH natural gas and OPIS Mt. Belvieu Ethane natural gas liquids closing prices as of the end of the reporting periods. Each of these is a level 2 input.

●	Interest rate swaps: We determined the fair values of our interest rate swaps using an income approach valuation technique which discounts future cash flows back to a single present value. We estimated the fair value of the swaps based on published interest rate yield curves as of the date of the estimate. Each of these was a Level 2 input. All interest rate swaps matured in May 2022, and as of December 31, 2022, we had not entered into any new interest rate derivative instruments.

Non-performance risk is incorporated by utilizing discount rates adjusted for the credit risk of our counterparties if the derivative is in an asset position, and our own credit risk if the derivative is in a liability position. See Note 6 for additional details on our derivative instruments.

Non-Recurring Fair Value Measurements

In addition to the fair value measurements applied with respect to assets contributed in the Juniper Transactions and acquired with the Lonestar Acquisition, as described in Note 4, the most significant non-recurring fair value measurements utilized in the preparation of our consolidated financial statements are those attributable to the initial determination of AROs associated with the ongoing development of new oil and gas properties. The determination of the fair value of AROs is based upon regional market and facility specific information. The amount of an ARO and the costs capitalized represent the estimated future cost to satisfy the abandonment obligation using current prices that are escalated by an assumed inflation factor after discounting the future cost back to the date that the abandonment obligation was incurred using a rate commensurate with the risk, which approximates our cost of funds. Because these significant fair value inputs are typically not observable, we have categorized the initial estimates as level 3 inputs.

Note 14 – Commitments and Contingencies

The following table sets forth our significant commitments as of December 31, 2022, by category, for the next five years and thereafter:

Year	Gathering and Intermediate Transportation Commitments	Other Commitments
2023	$13,937	$296
2024	13,976	211
2025	13,937	136
2026	7,794	—
2027	3,796	—
Thereafter	12,012	—
Total	$65,452	$643

Drilling and Completion Commitments

As of December 31, 2022, we had contracts for three drilling rigs with remaining terms of less than two years.

Gathering and Intermediate Transportation Commitments

We have long-term agreements that provide us with field gathering and intermediate pipeline transportation services for a majority of our crude oil and condensate production in Lavaca and Gonzales Counties, Texas. We also have volume capacity support for certain downstream intrastate pipeline transportation. The following table provides details on these contractual arrangements as of December 31, 2022:

Description of contractual arrangement	Expiration of Contractual Arrangement	Minimum Gross Volume Commitment (MVC) (bbl/d)	Expiration of Minimum Volume Commitment (MVC)
Field gathering agreement	February 2041	8,000	February 2031
Intermediate pipeline transportation services	February 2026	8,000	February 2026
Volume capacity support	April 2026	8,000	April 2026

Each of these arrangements also contain an obligation to deliver the first 20,000 gross barrels of oil per day produced from Gonzales, Lavaca and Fayette Counties, Texas. For certain of our crude oil volumes gathered under the field gathering agreement, our rate includes an adjustment based on NYMEX WTI prices. As crude oil prices increase, up to a cap of $90 per bbl, the gathering rate escalates pursuant to the field gathering agreement.

Under the field gathering and volume capacity support arrangements, credits for deliveries of volumes in excess of the volume commitment may be applied to any deficiency arising in the succeeding 12-month period.

During the years ended December 31, 2022, 2021 and 2020, we recorded expense of $42.5 million, $36.0 million and $34.5 million, respectively, for these contractual obligations in connection with these arrangements.

Crude Oil Storage

As of December 31, 2022, we had access to up to approximately 180,000 barrels of dedicated tank capacity for no additional charge at the service provider's central delivery point facility ("CDP"), in Lavaca County, Texas through February 2041. In addition, we had access for an additional 70,000 barrels of tank capacity at the CDP on a month-to-month basis, which can be terminated by either party with 45-days' notice to the counterparty. Costs associated with this monthly agreement are in the form of a monthly fixed rate short-term lease and are charged as incurred on a monthly basis to GPT in our consolidated statements of operations.

Other Agreements

We have a long-term dedication of certain specific leases under a crude purchase and throughput terminal agreement through 2032. Under the agreement, we have rights to transfer dedicated oil for delivery to a Gulf coast terminal in Point Comfort, Texas or oil may be transferred at alternate locations to third parties with a terminal fee.

We have agreements that provide us with field gathering, compression and short-haul transportation services for our natural gas production and gas lift for our hydrocarbon production under various terms through 2039.

We also have agreements that provide us with services to process our wet gas production into NGL products and dry, or residue, gas. Several agreements covering the majority of our wet gas production extend beyond three years, including one agreement that extends into 2029.

Legal

We are involved, from time to time, in various legal Proceedings arising in the ordinary course of business. While the ultimate results of these Proceedings cannot be predicted with certainty, our management believes that these claims will not have a material effect on our financial position, results of operations or cash flows. As of December 31, 2022 and 2021, we had an estimated reserve of approximately $0.1 million for certain claims made against us regarding previously divested operations included in Accounts payable and accrued liabilities on our consolidated balance sheets.

Environmental Compliance

Extensive federal, state and local Laws govern oil and gas operations, regulate the discharge of materials into the environment or otherwise relate to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such Laws that are often difficult and costly to comply with and which carry substantial administrative, civil and even criminal penalties for failure to comply. Some Laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination, rendering a person liable for environmental and natural resource damages and cleanup costs without regard to negligence or fault on the part of such person. Other Laws, rules and regulations may restrict the rate of oil and gas production below the rate that would otherwise exist or even prohibit exploration or production activities in sensitive areas. In addition, state Laws often require some form of remedial action to prevent pollution from former operations, such as plugging of abandoned wells. As of December 31, 2022, and 2021, we had AROs of $8.8 million and $8.4 million, respectively. Additionally, we had environmental remediation liabilities recorded as part of the Lonestar Acquisition of $0.2 million and $2.3 million as of December 31, 2022, and 2021, respectively. The environmental remediation activities were completed in the fourth quarter of 2022.

The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These Laws, rules and regulations affect our operations, as well as the oil and gas exploration and production industry in general. We believe that Ranger is in substantial compliance with current applicable environmental Laws, rules and regulations and that continued compliance with existing requirements will not have a material impact on our financial condition or results of operations. Nevertheless, changes in existing environmental Laws or the adoption of new environmental Laws, including any significant limitation on the use of hydraulic fracturing, have the potential to adversely affect our operations.

Other Commitments

We have entered into certain contractual arrangements for other products and services and have commitments under information technology licensing and service agreements, among others.

Note 15 – Shareholders' Equity

Capital Stock

Prior to the Lonestar Acquisition, the Company's authorized capital stock consisted of 115,000,000 shares including (i) 110,000,000 shares of common stock, par value $0.01 per share and (ii) 5,000,000 shares of Series A Preferred Stock, par value $0.01 per share.

On October 6, 2021, in connection with the consummation of the Lonestar Acquisition, the Company effected a recapitalization, pursuant to which (i) the Company's common stock was renamed and reclassified as Ranger Class A Common Stock, (ii) the authorized number of shares of capital stock of the Company was increased to 145,000,000 shares, (iii) 30,000,000 shares of Ranger Class B Common Stock was authorized, (iv) all 225,489.98 outstanding shares of the Series A Preferred Stock were exchanged for 22,548,998 newly issued shares of Ranger Class B Common Stock, and (v) the designation of the Series A Preferred Stock was cancelled.

As of December 31, 2022, the Company had two classes of common stock: Ranger Class A Common Stock and Ranger Class B Common Stock. The holders of record of Ranger Class A Common Stock and Ranger Class B Common Stock vote together as a single class on all matters on which holders of Ranger Class A Common Stock and Ranger Class B Common Stock are entitled to vote; except that certain directors are elected by holders of a majority of the shares of Ranger Class B Common Stock voting as a separate class.

The holders of Ranger Class A Common Stock have no preemptive rights to purchase shares of Ranger Class A Common Stock. Shares of Ranger Class A Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any of the Company's other securities. In the event of the Company's voluntary or involuntary liquidation, dissolution or winding up, holders of Ranger Class A Common Stock will share equally in the assets remaining after it pays its creditors and preferred shareholders. Holders of Ranger Class A Common Stock are entitled to receive dividends when and if declared by the Ranger Board.

Shares of Ranger Class B Common Stock are non-economic interests in the Company, and no dividends can be declared or paid on the Ranger Class B Common Stock. The holders of Ranger Class B Common Stock have no preemptive rights to purchase shares of any Ranger Class B Common Stock. Shares of Ranger Class B Common Stock are not subject to any redemption or sinking fund provisions. In the event of the Company's voluntary or involuntary liquidation, dissolution or winding up, after payment or provision for payment of its debts and other liabilities, the holders of Ranger Class B Common Stock will be entitled to receive, out of its assets or proceeds thereof available for distribution to our shareholders, before any distribution of such assets or proceeds is made to or set aside for the holders of Ranger Class A Common Stock and any other of the Company's stock ranking junior to the Ranger Class B Common Stock as to such distribution, payment in full in an amount equal to $0.01 per share of Ranger Class B Common Stock. With the exception of the aforementioned distribution, the holders of shares of Ranger Class B Common Stock will not be entitled to receive any of the Company's assets in the event of its voluntary or involuntary liquidation, dissolution or winding up.

The Ranger Class B Common Stock is not convertible into any of the Company's other securities. However, if a holder exchanges one common unit of the Partnership, for one share of the Company's Ranger Class A Common Stock, it must also surrender to the Company a share of its Ranger Class B Common Stock for each common unit exchanged.

As of December 31, 2022, the Company had (i) 110,000,000 authorized shares of Ranger Class A Common Stock and 19,074,864 shares of Ranger Class A Common Stock issued and outstanding, (ii) 30,000,000 authorized shares of Ranger Class B Common Stock and 22,548,998 shares of Ranger Class B Common Stock issued and outstanding, and (iii) 5,000,000 authorized shares of preferred stock, par value $0.01 per share, and no shares of preferred stock were issued or outstanding.

Paid-in Capital

Paid-in capital represents the value of consideration we received in excess of par value for the original issuance of our common stock net of costs directly attributable to the issuance transactions. In addition, paid-in capital includes amounts attributable to the amortized cost of share-based awards that have been granted to our employees and directors, net of any adjustments with the ultimate vesting of such awards.

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income and losses are entirely attributable to our pension and postretirement health care benefit obligations. For further details on our pension and postretirement health care plans, see Note 16.

Dividends

On July 7, 2022, the Company's Ranger Board declared an inaugural cash dividend of $0.075 per share of Ranger Class A Common Stock and on November 2, 2022, a second cash dividend was declared of $0.075 per share of Ranger Class A Common Stock. The related dividends were paid on August 4, 2022 and November 28, 2022 to holders of record of Ranger Class A Common Stock as of the close of business on July 25, 2022 and November 16, 2022, respectively. In connection with any dividend, Ranger's operating subsidiary will also make a corresponding distribution to its common unitholders. During 2022, the dividends of Ranger Class A Common Stock and distribution to common unitholders totaled $6.3 million in the aggregate. The Company's Credit Facility and the indenture have restrictive covenants that limit its ability to pay dividends.

Share Repurchase Program

On April 13, 2022, the Ranger Board approved a share repurchase program that authorized the Company to repurchase up to $100 million of its outstanding Ranger Class A Common Stock. The share repurchase authorization was effective immediately and was valid through March 31, 2023. On July 7, 2022, the Ranger Board authorized an increase in the share repurchase program from $100 million to $140 million and extended the term of the program through June 30, 2023. We do not intend to repurchase additional shares pending closing of the Merger.

During the year ended December 31, 2022, we repurchased 2,150,486 shares of our Ranger Class A Common Stock at a total cost of $75.2 million at an average purchase price of $34.95. The share repurchases were recorded to Class A Common Stock and Paid-in capital on our consolidated balance sheets. As of December 31, 2022, the remaining authorized repurchase amount under the share repurchase program was $64.8 million.

Change in Ownership of Consolidated Subsidiaries

The following table summarizes changes in the ownership interest in consolidated subsidiaries during the periods presented:

	Year Ended December 31,
	2022	2021	2020
Net income (loss) attributable to Class A common shareholders	$217,693	$40,229	$(310,557)
Transfers (to) from the noncontrolling interest, net [1]	16,796	$(57,604)	N/A
Change from net income (loss) attributable to Class A common shareholders and net transfers to Noncontrolling interest	$234,489	$(17,375)	$(310,557)

[1]	The year ended December 31, 2022 includes a net transfer of $16.8 million from Noncontrolling interest for share repurchases and common stock issuances related to employees' share-based compensation with a corresponding adjustment to Paid-in capital. The year ended December 31, 2021 includes a net transfer to Noncontrolling interest of $57.6 million related to (i) the Class A Common Stock issuances and (2) the relative proportionate share of net assets acquired in the Lonestar Acquisition with a corresponding adjustment to Paid-in capital. These equity adjustments had no impact on earnings other than a resulting increase (decrease) to the noncontrolling interest proportionate share of net income (loss) and a corresponding increase (decrease) to the proportionate share of net income (loss) attributable to common shareholders.

During the year ended December 31, 2022, as discussed above and in Note 16, we repurchased shares of our Ranger Class A Common Stock and issued shares of our Ranger Class A Common Stock related to the vesting of employees' share-based compensation resulting in a change in the proportionate share of Common Units held by the Company relative to Juniper. As such, we recognized an adjustment to the carrying amount of noncontrolling interest and a corresponding adjustment to Class A common shareholders' equity of $16.8 million during the year ended December 31, 2022 to reflect the revised ownership percentage of total equity. See Note 3 for further discussion.

As discussed in Note 4, on October 5, 2021, the Company completed its acquisition of Lonestar in an all-stock transaction. In accordance with the terms of the Merger Agreement, Lonestar shareholders received 0.51 shares of Penn Virginia common stock for each share of Lonestar common stock held immediately prior to the effective time of the Lonestar Acquisition.

In connection with the Lonestar Acquisition, 5,749,508 shares of Ranger Class A Common Stock of the Company were issued and, in accordance with the Partnership Agreement, an equivalent number of Common Units were issued to the Company resulting in a change in the proportionate share of Common Units held by the Company relative to Juniper as no additional Common Units in the Partnership were issued to Juniper. As such and effective upon the close of the Lonestar Acquisition, we recognized an adjustment to the carrying amount of noncontrolling interest and a corresponding adjustment to Class A common shareholders' equity of $57.6 million to reflect the revised ownership percentage of total equity, inclusive of Juniper's revised proportionate share of the fair value of net assets acquired in connection with the Lonestar Acquisition effective October 5, 2021.

Note 16 – Share-Based Compensation and Other Benefit Plans

Share-Based Compensation

We reserved 4,424,600 shares of Ranger Class A Common Stock for issuance under the Ranger Oil Management Incentive Plan (the "Incentive Plan") for share-based compensation awards. A total of 811,573 time-vested restricted stock units ("RSUs") and 664,414 performance-based restricted stock units ("PRSUs") have been granted to employees and directors through December 31, 2022.

All of our share-based compensation awards are classified as equity instruments because they result in the issuance of common stock on the date of grant, upon exercise or are otherwise payable in common stock upon vesting, as applicable. The compensation cost attributable to these awards has been measured at the grant date and recognized over the applicable vesting periods as a non-cash expense.

We recognized $5.6 million, $15.6 million (including $10.4 million and $1.9 million as a result of the change-in-control events associated with the Lonestar Acquisition discussed below and the Juniper Transactions, respectively) and $3.3 million of share-based compensation expense for the years ended December 31, 2022, 2021 and 2020, respectively, and nil, $0.5 million and $0.1 million of related income tax benefits for the years ended December 31, 2022, 2021 and 2020, respectively.

The Merger Agreement provided the terms in which Lonestar share-based awards held by Lonestar employees were replaced with share-based awards of the Company ("replacement awards") on the acquisition date. For accounting purposes, the fair value of the replacement awards must be allocated between each employee's pre-combination and post-combination services. Amounts allocated to pre-combination services have been included as consideration transferred as part of the Lonestar Acquisition. See Note 4 for a summary of consideration transferred. Compensation costs of $10.4 million allocated to post-combination services were recorded during the year ended December 31, 2021 as stock-based compensation expense from the immediate vesting of these awards pursuant to the terms of the Merger Agreement.

Time-Vested Restricted Stock Units

The RSUs entitle the grantee to receive a share of common stock upon the achievement of the applicable service period vesting requirement. The grant date fair value of our time-vested RSU awards are recognized on a straight-line basis over the applicable vesting period, which is generally over a three-year period.

The following table summarizes activity for our most recent fiscal year with respect to awarded RSUs:

	Time-Vested Restricted Stock Units	Weighted-Average Grant Date Fair Value
Balance at January 1, 2022	230,517	$9.20
Granted	49,314	$35.07
Vested	(112,509)	$10.03
Forfeited	(17,451)	$12.77
Balance at December 31, 2022	149,871	$17.51

As of December 31, 2022, we had $1.6 million of unrecognized compensation cost attributable to RSUs. We expect that cost to be recognized over a weighted-average period of 1.74 years. The total grant date fair values of RSUs that vested in 2022, 2021 and 2020 were $1.1 million, $3.6 million and $2.8 million, respectively.

Performance Restricted Stock Units

The PRSUs entitle the grantee to receive a share of common stock upon the achievement of both service and market conditions.

The table below presents information pertaining to PRSUs granted in the following periods:

	2022	2021	2020	2019
PRSUs granted [1]	180,217	225,206	145,399	15,066
Monte Carlo grant date fair value [2]	$60.60 to $74.92	$17.74 to $33.31	$2.40	$34.02
Average grant date fair value [3]	$34.68	$13.63	not applicable	not applicable

___________________

[1]	The 2020 PRSU grants include one executive officers' inducement award originally granted in August 2020 that was amended in April 2021 to conform vesting conditions to other PRSU awards granted in 2021.

[2]	Represents the Monte Carlo grant date fair value of PRSU grants based on the Company's TSR performance (as defined below).

[3]	Represents the average grant date fair value of 2022 and 2021 PRSU grants based on the Company's ROCE performance (as defined below).

Compensation expense for PRSUs with a market condition is being amortized ratably over three years for the 2022 and 2021 grants. For the 2020 and 2019 grants, compensation expense for the PRSUs with a market condition were amortized on a graded-vesting basis. The applicable period for the amortization of compensation expense ranges from less than one year to three years. Compensation expense for PRSUs with a performance condition is recognized ratably over three years when it is considered probable that the performance condition will be achieved and such grants are expected to vest. PRSUs with a market condition do not allow for the reversal of previously recognized expense, even if the market condition is not achieved and no shares ultimately vest.

The 2022 and 2021 PRSU grants contain performance measures of which 50% are based on the Company's return on average capital employed ("ROCE") relative to a defined peer group and 50% are based on the Company's absolute total shareholder return and total shareholder return ("TSR") relative to a defined peer group over the three-year performance period. The 2022 and 2021 PRSUs cliff vest from 0% to 200% of the original grant at the end of a three-year performance period based on satisfaction of the respective underlying conditions.

Vesting of PRSUs granted in 2020 and 2019 range from 0% to 200% of the original grant based on TSR relative to a defined peer group over the three-year performance period. As TSR is deemed a market condition, the grant-date fair value for the 2019, 2020 and a portion of the 2021 and 2022 PRSU grants is derived by using a Monte Carlo model. The table below presents ranges for the assumptions used in the Monte Carlo model for the PRSUs granted in the following periods:

	2022	2021 [1]	2020 [1]	2019
Expected volatility	134.98% to 138.75%	131.74% to 134.74%	101.32% to 117.71%	49.90%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	2.59%	0.22% to 0.29%	0.18% to 0.51%	1.66%
Performance period	2022-2024	2021-2023	2020-2022	2020-2022

[1]	One executive officer's inducement award originally granted in August 2020 was amended in April 2021 to conform vesting conditions to other PRSU awards granted in 2021. The Monte Carlo assumptions for both years are included above.

The following table summarizes activity for our most recent fiscal year with respect to awarded PRSUs:

	Performance Restricted Stock Units	Weighted-Average Grant Date Fair Value
Balance at January 1, 2022	345,069	$16.20
Granted	180,217	$47.77
Vested	(68,190)	$10.12
Change in units based on performance [1]	(4,494)	$7.01
Forfeited	(12,502)	$21.47
Balance at December 31, 2022	440,100	$29.87

[1]	PRSUs granted in 2020 and 2019 are granted at a target of 100% but can vest from a range of 0% to 200% of the original grant based on performance as described above. Amount represents difference between original grant amount and amounts ultimately earned.

As of December 31, 2022, we had $6.6 million of unrecognized compensation cost attributable to PRSUs. We expect that cost to be recognized over a weighted-average period of 1.65 years.

Executive Transition and Retirement

In August 2020, we appointed Darrin Henke as our president and chief executive officer, or CEO, and director following the retirement of John Brooks. We incurred incremental G&A costs of approximately $1.2 million, in connection with Mr. Henke's appointment and Mr. Brooks' separation. In addition to those incremental costs, we recognized $0.7 million during the year ended December 31, 2020 for the accelerated vesting of certain share-based compensation awards of Mr. Brooks in connection with his retirement.

Defined Contribution Plan

We maintain the Ranger Oil Corporation and Affiliated Companies Employees 401(k) Plan (the "401(k) Plan"), a defined contribution plan, which covers substantially all of our employees. We provide matching contributions on our employees' elective deferral contributions up to 6% of compensation up to the maximum statutory limits. The 401(k) Plan also provides for discretionary employer contributions. We recognized expense attributable to the 401(k) Plan of $1.2 million, $1.0 million, $0.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. The charges for the 401(k) Plan are included as a component of G&A expenses in our consolidated statements of operations. Amounts representing accrued obligations to the 401(k) Plan of $0.4 million and $0.3 million are recorded within Accounts payable and accrued expenses on our consolidated balance sheets as of December 31, 2022 and 2021, respectively.

Defined Benefit Pension and Postretirement Health Care Plans

We maintain unqualified legacy defined benefit pension and defined benefit postretirement health care plans that cover a limited number of former employees that retired prior to January 1, 2000. The combined expense recognized with respect to these plans was less than $0.1 million for each year ended December 31, 2022, 2021 and 2020, and is included as a component of Other, net in our consolidated statements of operations. The combined unfunded benefit obligations under these plans were $1.1 million as of December 31, 2022 and 2021 and are included within Accounts payable and accrued liabilities (current portion) and Other liabilities (non-current portion) on our consolidated balance sheets.

Note 17 – Earnings Per Share

Basic net earnings (loss) per share is calculated by dividing the net income (loss) available to Class A common shareholders, excluding net income or loss attributable to Noncontrolling interest, by the weighted average common shares outstanding for the period.

In computing diluted earnings (loss) per share, basic net earnings (loss) per share is adjusted based on the assumption that dilutive RSUs and PRSUs have vested and outstanding Common Units (and Ranger Class B Common Stock as applicable to the years ended December 31, 2022 and 2021) held by the Noncontrolling interest in the Partnership are exchanged for Ranger Class A Common Stock. Accordingly, our reported net income (loss) attributable to Class A common shareholders is adjusted due to the elimination of the Noncontrolling interest assuming exchange of the Common Units (and Ranger Class B Common Stock as applicable to the years ended December 31, 2022 and 2021) held by the Noncontrolling interest.

The following table provides a reconciliation of the components used in the calculation of basic and diluted earnings (loss) per share for the periods presented:

	Year Ended December 31,
Numerator:	2022	2021	2020
Net income (loss)	$464,518	$98,918	$(310,557)
Net income attributable to Noncontrolling interest	(246,825)	(58,689)	—
Net income (loss) attributable to Class A common shareholders for Basic EPS	217,693	40,229	(310,557)
Adjustment for assumed conversions of RSUs and PRSUs	1,628	—	—
Adjustment for assumed conversions and elimination of Noncontrolling interest net income	—	58,689	—
Net income (loss) attributable to Class A common shareholders for Diluted EPS	$219,321	$98,918	$(310,557)

Denominator:
Weighted average shares outstanding used in Basic EPS	20,205	16,695	15,176
Effect of dilutive securities:
Common Units and Series A Preferred Stock or Ranger Class B Common Stock, as applicable, that are exchangeable for Ranger Class A Common Stock [1,2]	—	—	—
RSUs and PRSUs [2]	621	470	—
Weighted average shares outstanding used in Diluted EPS [2]	20,826	17,165	15,176

1    In connection with the Juniper Transactions in January 2021, we issued shares of Series A Preferred Stock. In October 2021, the Company effected a recapitalization and the Series A Preferred Stock were exchanged with Ranger Class B Common Stock and the designation of the Series A Preferred Stock was cancelled.

2     For the years ended December 31, 2022 and 2021, approximately 22.5 million potentially dilutive Common Units (and the associated 22.5 million Ranger Class B Common Stock) had the effect of being anti-dilutive and were excluded from the calculation of diluted earnings per share. For the year ended December 31, 2020, approximately 0.1 million potentially dilutive securities, represented by RSUs and PRSUs, had the effect of being anti-dilutive and were excluded from the calculation of diluted earnings per share.

Note 18 – Subsequent Events

Proposed Merger with Baytex Energy Corp.

On February 27, 2023, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Baytex pursuant to which, among other things, the Company will merge with and into a wholly owned subsidiary of Baytex with the Company surviving the merger as a wholly owned subsidiary of Baytex (the "Merger"). Subject to the terms and conditions of the Merger Agreement, each share of our Ranger Class A Common Stock issued and outstanding immediately prior to the effective time of the Merger (including shares of our Ranger Class A Common Stock to be issued in connection with the exchange of the Ranger Class B Common Stock and Common Units for Ranger Class A Common Stock), will be converted automatically into the right to receive: (i) 7.49 Baytex Shares and (ii) $13.31 in cash. The transaction was unanimously approved by the board of directors of each company and JSTX and Rocky Creek delivered a support agreement to vote their outstanding shares in favor of the Merger. The Merger is expected to close late in the second quarter of 2023, subject to the satisfaction of customary closing conditions, including the requisite shareholder and regulatory approvals.

Dividends

On March 3, 2023, the Company's Ranger Board declared a cash dividend of $0.075 per share of Ranger Class A Common Stock, payable on March 30, 2023 to holders of record of Ranger Class A Common Stock as of the close of business on March 17, 2023.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

Oil and Gas Reserves

All of our proved oil and gas reserves are located in the continental United States. The estimates of our proved oil and gas reserves were prepared by our independent third party engineers, DeGolyer and MacNaughton, Inc. utilizing data compiled by us. DeGolyer and MacNaughton, Inc. is an independent firm of petroleum engineers, geologists, geophysicists and petrophysicists. Our Senior Vice President, Chief Operating Officer is primarily responsible for overseeing the preparation of the reserve estimate by DeGolyer and MacNaughton, Inc.

Reserve engineering is a process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. The quantities of crude oil, NGLs and natural gas that are ultimately recovered, production and operating costs, the amount and timing of future development expenditures and future prices for these commodities may all differ from those assumed. In addition, reserve estimates of new discoveries are more imprecise than those of properties with a production history. Accordingly, these estimates are subject to change as additional information becomes available.

The following table sets forth our estimate of net quantities of proved reserves, including changes therein and proved developed and proved undeveloped reserves for the periods presented:

Proved Developed and Undeveloped Reserves	Oil (Mbbl)	NGLs (Mbbl)	Natural Gas (MMcf)	Total Equivalents (Mboe)
December 31, 2019	98,896	19,154	90,449	133,125
Revisions of previous estimates	(23,554)	(5,599)	(26,712)	(33,606)
Extensions and discoveries	29,966	3,208	15,357	35,734
Production	(6,829)	(1,165)	(5,360)	(8,887)
December 31, 2020	98,479	15,598	73,734	126,366
Revisions of previous estimates	(5,633)	(2,606)	(11,154)	(10,098)
Extensions and discoveries	45,709	9,877	47,774	63,548
Production	(7,711)	(1,326)	(6,712)	(10,155)
Purchase of reserves	32,278	18,476	121,550	71,012
December 31, 2021	163,122	40,019	225,192	240,673
Revisions of previous estimates	(35,615)	(7,381)	(44,239)	(50,369)
Extensions and discoveries	46,176	12,644	70,700	70,603
Production	(10,668)	(2,205)	(12,100)	(14,890)
Purchase of reserves	6,217	1,331	5,516	8,468
December 31, 2022	169,232	44,408	245,069	254,485
Proved Developed Reserves:
December 31, 2020	36,360	7,979	37,597	50,605
December 31, 2021	59,957	16,431	94,033	92,060
December 31, 2022	69,881	19,136	106,566	106,778
Proved Undeveloped Reserves:
December 31, 2020	62,119	7,619	36,137	75,761
December 31, 2021	103,165	23,588	131,159	148,613
December 31, 2022	99,351	25,272	138,503	147,707

The following is a discussion and analysis of the significant changes in our proved reserve estimates for the periods presented:

Year Ended December 31, 2022

In 2022, our proved reserves increased by 13.8 MMboe due to acquisitions and proved undeveloped reserves extensions. During 2022, Ranger Oil continued to drill and complete wells and increased drilling efficiencies in lateral footage capabilities. We optimized and refreshed the existing drilling inventory to access stranded acreage and optimize for longer laterals, resulting in an increase in average treatable lateral per well. This process resulted in an increase to extensions and discoveries of 70.6 MMboe that was offset by 34.3 MMboe of negative revisions due to schedule adjustments that moved wells beyond our five-year drilling window schedule. In addition, our revisions of previous estimates reflect: (i) 9.3 MMboe of unfavorable revisions attributable to changes in lateral lengths and type curves, (ii) unfavorable revisions of 10.0 MMboe due to performance, offset by (iii) favorable revisions due to pricing of 3.3 MMboe.

Year Ended December 31, 2021

In 2021, our proved reserves increased by 114.3 MMboe due primarily to the Juniper transactions and the Lonestar Acquisition increasing our reserves. During the COVID-19 pandemic, Ranger Oil continued to drill and complete wells and increased drilling efficiencies in lateral footage capabilities. Additionally, we optimized and refreshed the existing drilling inventory to access stranded acreage and optimize for longer laterals, resulting in an increase in average treatable lateral per well, thus increasing the average reserves per well. This process resulted in an increase to extensions and discoveries of 63.5 MMboe that was offset by 14.0 MMboe of negative revisions due to schedule adjustments that moved wells beyond our five-year drilling window schedule. In addition, our revisions of previous estimates reflect: (i) 5.8 MMboe of favorable revisions attributable to changes in lateral lengths and type curves and (ii) favorable revisions due to pricing of 3.6 MMboe, offset by (iii) unfavorable revisions of 5.5 MMboe due to performance.

Year Ended December 31, 2020

In 2020, our proved reserves declined by 6.8 MMboe due primarily to lower commodity pricing reducing our reserves in excess of the positive revisions to replace production. In light of the ongoing COVID-19 pandemic and its impact on our capital resources, we undertook a substantial review of our drilling plans and available site inventory that resulted in a substantial shift in the focus of our near-term drilling schedule to a greater focus on our core, oilier prospects. This process resulted in an increase to extensions and discoveries of 35.7 MMboe that was largely offset by 34.0 MMboe of negative revisions due primarily to certain wells that moved beyond our five-year drilling window schedule. In addition, our revisions of previous estimates reflect: (i) 6.9 MMboe of favorable revisions attributable to changes in lateral lengths and type curves, substantially offset by (ii) unfavorable revisions of 3.2 MMboe due to performance and (iii) declines in pricing of 3.2 MMboe.

Capitalized Costs Relating to Oil and Gas Producing Activities

The following table sets forth capitalized costs related to our oil and gas producing activities and accumulated DD&A for the periods presented:

	December 31,
	2022	2021	2020
Oil and gas properties:
Proved	$3,013,854	$2,327,686	$1,545,910
Unproved	41,882	57,900	49,935
Total oil and gas properties	3,055,736	2,385,586	1,595,845
Other property and equipment	25,318	26,131	23,068
Total capitalized costs relating to oil and gas producing activities	3,081,054	2,411,717	1,618,913
Accumulated depreciation and depletion	(1,273,005)	(1,028,970)	(896,219)
Net capitalized costs relating to oil and gas producing activities [1]	$1,808,049	$1,382,747	$722,694

1     Excludes property and equipment attributable to our corporate operations which is comprised of certain capitalized hardware, software, leasehold improvements and office furniture and fixtures.

Costs Incurred in Certain Oil and Gas Activities

The following table summarizes costs incurred in our oil and gas property acquisition, exploration and development activities for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Development costs	$516,616	$262,439	$126,739
Proved property acquisition costs [1]	137,532	—	—
Unproved property acquisition costs	6,882	3,687	3,448
Exploration costs	1,214	86	342
	$662,244	$266,212	$130,529

1      Excludes the fair value of proved properties of $478.0 million recorded in the purchase price allocation with respect to the Lonestar Acquisition for the year ended December 31, 2021. The purchase was funded through the issuance of our common stock.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Future cash inflows were computed by applying the average prices of oil and gas during the 12-month period prior to the period end, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within the period and estimated costs as of that fiscal year end, to the estimated future production of proved reserves. Future prices actually received may materially differ from current prices or the prices used in the standardized measure.

Future production and development costs represent the estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, assuming continuation of existing economic conditions. Future income tax expenses were computed by applying statutory income tax rates to the difference between pre-tax net cash flows relating to our proved reserves and the tax basis of proved oil and gas properties. In addition, the effects of statutory depletion in excess of tax basis, available NOL carryforwards and alternative minimum tax credits were used in computing future income tax expense. The resulting annual net cash inflows were then discounted using a 10% annual rate.

The standardized measure of discounted future net cash flows is not intended, and should not be interpreted, to represent the fair value of our oil and gas reserves. An estimate of the fair value would also consider, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and cost, and a discount factor more representative of economic conditions and risks inherent in reserve estimates. Accordingly, the changes in standardized measure reflected below do not necessarily represent the economic reality of such transactions.

Crude oil and natural gas prices were based on average (beginning of month basis) sales prices per bbl and MMBtu with the representative price of natural gas adjusted for basis premium and energy content to arrive at the appropriate net price. NGL prices were estimated as a percentage of the base crude oil price.

The following table summarizes the price measurements utilized, by product, with respect to our estimates of proved reserves as well as in the determination of the standardized measure of the discounted future net cash flows for the periods presented:

	Crude Oil	NGLs	Natural Gas
	$/bbl	$/bbl	$/MMBtu
December 31, 2020	$39.54	$7.51	$1.99
December 31, 2021	$66.57	$22.99	$3.60
December 31, 2022	$93.67	$35.42	$6.36

The following table sets forth the standardized measure of the discounted future net cash flows attributable to our proved reserves for the periods presented:

	December 31,
	2022	2021	2020
Future cash inflows	$18,918,984	$12,157,254	$3,832,194
Future production costs	(4,204,946)	(2,938,528)	(1,356,505)
Future development costs	(2,876,385)	(1,809,394)	(926,904)
Future net cash flows before income tax	11,837,653	7,409,332	1,548,785
Future income tax expense	(1,720,781)	(978,510)	(60,598)
Future net cash flows	10,116,872	6,430,822	1,488,187
10% annual discount for estimated timing of cash flows	(5,268,597)	(3,373,661)	(837,897)
Standardized measure of discounted future net cash flows	$4,848,275	$3,057,161	$650,290

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The following table summarizes the changes in the standardized measure of the discounted future net cash flows attributable to our proved reserves for the periods presented:

	Year Ended December 31,
	2022	2021	2020
Sales of oil and gas, net of production costs	$(957,736)	$(476,734)	$(194,660)
Net changes in prices and production costs	2,145,419	1,324,982	(950,201)
Changes in future development costs	(81,629)	(129,058)	450,286
Extensions and discoveries	1,139,833	753,601	74,830
Development costs incurred during the period	380,463	131,743	102,459
Revisions of previous quantity estimates	(1,325,864)	(188,804)	(303,219)
Purchases of reserves-in-place	348,926	926,169	—
Changes in production rates and all other	144,547	353,520	(282,055)
Accretion of discount	341,872	65,755	160,010
Net change in income taxes	(344,717)	(354,303)	103,958
Net increase (decrease)	1,791,114	2,406,871	(838,592)
Beginning of year	3,057,161	650,290	1,488,882
End of year	$4,848,275	$3,057,161	$650,290

SCHEDULE B

THE CHARTER OF THE AUDIT COMMITTEE

(See Attached)

Appendix I

RANGER OIL CORPORATION

AUDIT COMMITTEE CHARTER

The Board of Directors (the “Board”) of Ranger Oil Corporation (the “Company”) has established the Audit Committee (the “Committee”) of the Board.

Purpose

The Committee is responsible for the duties and responsibilities set forth in this Charter, but its role is oversight and therefore it is not responsible for either the preparation of the Company’s financial statements or the auditing of the Company’s financial statements. The members of the Committee are not employees of the Company and, while it is expected that they be financially literate, there is no requirement that they be accountants or auditors by profession or experts in accounting or auditing. Management has the responsibility for preparing the financial statements and implementing internal controls and the independent registered public accountants (as defined below) have the responsibility for auditing the financial statements and monitoring the effectiveness of the internal controls, subject, in each case, to the oversight of the Committee described in this Charter. The review of the financial statements by the Committee is not of the same character or quality as the audit performed by the independent registered public accountants. The oversight exercised by the Committee is not a guarantee that the financial statements will be free from mistake or fraud. In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible in order to best react to a changing environment.

The purposes of the Committee are:

A.	To assist the Board in fulfilling its oversight of:

1.	The accounting and financial reporting processes of the Company, including the audits of the Company’s financial statements and the integrity of the financial statements;

2.	The Company’s compliance with legal and regulatory requirements;

3.	The qualifications, independence and performance of the public accounting firm employed by the Company to conduct the annual audit (the “independent registered public accountants”); and
4.	The effectiveness and performance of the Company’s internal auditing function.

B.	To prepare the report that the Securities and Exchange Commission (the “SEC”) rules require to be included in the Company’s annual proxy statement.

C.	Perform other functions as the Board may assign the Committee from time to time.

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Membership

A.	Composition. The Committee shall consist of at least three members, each of whom will be financially literate. Each member of the Committee shall be independent as defined by applicable national securities exchange listing standards. It is expected that the Committee will include at least one director who is a “financial expert” as defined by Section 407 of the Sarbanes-Oxley Act of 2002. The Board shall appoint the members of the Committee, based on the recommendation of the Nominating and Governance Committee. The composition of the Committee will be in accordance with the rules of the SEC and the applicable national securities exchange. One of the members shall serve as the chairperson of the Committee. The chairperson of the Committee shall be designated by the Board or, if no such designation is made, shall be selected by the affirmative vote of a majority of the Committee. The Board may remove or replace the chairperson and any other member of the Committee at any time. Any Committee member who ceases to be independent shall resign from the Committee.

B.	Delegation. The Committee may delegate authority to one or more members of the Committee where appropriate, but no such delegation shall be permitted if the authority is required by law, regulation or listing standard to be exercised by the Committee as a whole.

C.	Limitations on Preparation of Financial Statements. No member of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

D.	Limitations on Compensation. No member of the Committee may receive compensation from the Company, including consulting fees, other than directors’ fees and committee fees.

Authority

The Committee shall have authority, and is entrusted with the responsibility and empowered, to take the following actions:

A.	Conduct or authorize investigations into any matters within its scope of responsibility.

B.	Appoint, compensate, dismiss and oversee the work of the independent registered public accountants. This firm will report directly to the Committee.

C.	Resolve any disagreements between management and the independent registered public accountants regarding financial reporting.

D.	Pre-approve all auditing and permitted non-audit services to be performed by the Company’s independent registered public accountants. The Committee may delegate authority to its Chairperson or subcommittees, including the authority to pre-approve all auditing and permitted non-audit services, provided that such decisions are presented to the full Committee at its next scheduled meeting.

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E.	Retain outside counsel, accountants or others to advise the Committee as it determines necessary to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and to any advisors that the Committee chooses to engage, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

F.	Appoint, replace or dismiss the senior internal audit executive of the Company, if any, and any outside internal audit firm (collectively, the “internal audit professional”), each of which shall report directly to the Committee.

G.	Seek any information it requires from employees or external parties, all of whom are directed to cooperate with the Committee’s requests.

H.	Meet with Company officers, independent registered public accountants or outside counsel, as necessary.

Duties and Responsibilities

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in the Purpose section of this Charter. The Committee shall also carry out any other duties and responsibilities delegated to it by the Board from time to time.

A.	Financial Statement and Disclosure Matters.

1.	Review with management and the independent registered public accountants significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(a)	Any significant changes in the Company’s selection or application of accounting principles;

(b)	Any alternative disclosures and treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramification of the use of such alternative disclosures and treatments, and the treatment preferred by the independent registered public accountants;

(c)	The effect on the Company’s financial statements of significant regulatory and accounting initiatives, as well as off-balance sheet structures;

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(d)	The Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies; and

(e)	The Company’s hedging and derivatives disclosures.

2.	Prior to public dissemination, review with management and the independent registered public accountants the annual audited and quarterly unaudited financial statements, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Based on the annual review, recommend to the Board inclusion of the audited financial statements in the Annual Report on Form 10-K.

During these reviews, discuss with the independent registered public accountants any audit problems or difficulties and management’s response, including, but not limited to, (a) any restrictions on the scope of the independent registered public accountants’ activities, (b) any restriction on the access of the independent registered public accountants to requested materials, (c) any significant disagreements with management and (d) any audit differences proposed by the independent registered public accountants but for which the Company’s financial statements were not adjusted (as immaterial or otherwise). The Committee will resolve any disagreements between the independent registered public accountants and management regarding financial reporting.

3.	Discuss with management earnings press releases, earnings presentations and financial information and any earnings guidance provided to analysts and rating agencies in advance of each release of information.

4.	Review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the Form 10-K and Form 10-Qs about any material weaknesses or significant deficiencies in the design or operation of internal controls and procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

5.	Discuss with the independent registered public accountants the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

6.	Discuss with the independent registered public accountants the adequacy of the Company’s financial accounting personnel and the cooperation received by the independent registered public accountants while conducting their audit.

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7.	Review significant communications between the independent registered public accountants and management, including management representation letters and written communications on accounting matters.

8.	Prepare any report or other disclosure required to be included in any proxy statement under the rules of the SEC.

B.	Internal Controls.

9.	Review, at least annually, with management, including the Company’s internal audit professional and the independent registered public accountants, internal audit reports and management letters prepared by the independent registered public accountants (including recommendations and management’s responses) relating to the integrity and effectiveness of the Company’s internal accounting procedures and controls.

10.	Obtain quarterly assurances from the internal audit professional and management that the system of internal controls is adequate and effective.

11.	Obtain annually a report from the independent registered public accountants, with attestation, regarding the Company’s internal control over financial reporting.

C.	Independent Registered Public Accountants.

12.	Meet with the independent registered public accountants and Company financial management prior to the audit to review the planning, scope, audit approach and staffing of the audit, including the coordination of the audit effort with the Company’s internal audit function.

13.	Review, at least annually, the qualifications, performance and independence of the independent registered public accountants. In conducting such review, the Committee shall obtain and review a report by the independent registered public accountants describing (a) the firm’s internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues, and (c) obtain and review a report by the independent registered public accountants describing any relationships between the independent registered public accountants and the Company, or individuals in financial reporting oversight roles at the Company, that could be reasonably considered to bear on the independent registered public accountants’ independence. This evaluation shall include a discussion with management of their views regarding the responsiveness of the independent registered public accountants to the Company’s needs. This evaluation shall also include the review and evaluation of the lead partner of the independent registered public accountants and shall ensure the rotation of partners in accordance with SEC rules and the securities laws. Furthermore, the Committee will actively engage in a dialogue with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the firm’s objectivity and independence, and take, or recommend that the full Board take, appropriate action to oversee the firm’s independence.

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14.	Approve in advance any audit or permissible non-audit engagement or relationship between the Company and the independent registered public accountants.

15.	Set policies for the Company’s hiring of employees or former employees of the independent registered public accountants.

16.	On a regular basis, meet separately with the independent registered public accountants to discuss any matters that the Committee or auditors believe should be discussed privately.

17.	Consider whether to rotate the independent registered public accountants.

18.	Review and evaluate the lead partner of the independent registered public accountants.

D.	Internal Audit.

19.	Review and approve the annual internal audit plan after consideration of a risk assessment provided by Company management and reviewed by the internal audit professional, or provided by the internal audit professional, which takes into account financial, compliance and operating risks of the Company and its affiliates.

20.	Review and approve the annual budget, staffing and organizational structure of the internal audit function after discussion with the independent registered public accountants, Company management and the internal audit professional.

21.	Review, at least annually, the effectiveness of the internal audit function and the internal audit professional.

22.	Review, at least annually, the adequacy of the Internal Audit Charter and make changes as needed.

23.	On a regular basis, meet separately with the internal audit professional to discuss any matters that the Committee or the internal audit professional believes should be discussed privately.

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E.	Compliance Oversight.

24.	Review, at least annually, the adequacy of the Company’s Code of Business Conduct and Ethics for directors, officers and employees and discuss with management the program that management has established to monitor compliance with the code of conduct.

25.	Review, at least annually, the procedures the Committee has established for the receipt, retention and treatment of complaints regarding accounting, internal controls, or auditing or federal securities law matters, including the confidential anonymous submission of concerns by employees of the Company regarding questionable accounting, internal control, or auditing or federal securities law matters.

26.	Discuss with management and the independent registered public accountants any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies.

27.	Review, at least annually, legal matters that may have a material impact on the Company’s financial statements or compliance policies (including but not limited to the Foreign Corrupt Practices Act), and any material reports or inquiries received from regulators or governmental agencies with respect thereto.

28.	Review, at least annually, tax matters that may have a material impact on the Company’s financial statements or compliance policies, and any material reports or inquiries received from regulators or governmental agencies with respect thereto.

29.	Conduct a review of and resolve any issues with respect to related party transactions and conflicts of interests involving executive officers or directors of the Company or other “related persons” under the applicable disclosure rules of the SEC and oversee other related party transactions governed by applicable accounting standards.

F.	Other Responsibilities.

30.	Meet separately, periodically, with management.

31.	Review and assess the Board’s role in risk oversight, oversee the Company’s risk management processes, and review and discuss with management the Company’s risk management strategy and the most significant risks facing the Company.

32.	Periodically review the Company’s cybersecurity policies, procedures and risks.

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33.	Report regularly to the Board with respect to any issues that arise with respect to the integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent registered public accountants or the performance of the internal audit function.

Procedures

A.	Meetings. The Committee shall meet at least quarterly but may meet as often as may be necessary at the call of its Chairperson, two or more members of the Committee or the Chairperson of the Board. Meetings may, at the discretion of the Committee, include members of the Company’s management, independent consultants and such other persons as the Committee or its Chairperson may determine. The Committee may meet in person, by telephone conference call or in any other manner in which the Board is permitted to meet under law or the Company’s bylaws.

B.	Quorum and Approval. A majority of the members of the Committee shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. The Committee may also act by unanimous written consent in lieu of a meeting.

C.	Rules. Except as provided in this Charter, the Company’s articles of incorporation or bylaws, or the Company’s governance principles, the Committee may determine additional rules and procedures to govern it or any of its subcommittees, including designation of a chairperson pro tempore in the absence of the Chairperson, and designation of a secretary of the Committee or any meeting thereof.

D.	Reports. The Committee shall maintain minutes of its meetings and shall make regular reports of these meetings, including the Committee’s actions, conclusions and recommendations to the Board.

E.	Review of Charter. Each year, the Committee shall review the adequacy of this Charter and recommend any proposed changes to the Board for approval.

F.	Performance Evaluation. Each year, the Committee shall review and evaluate its own performance and shall submit itself to the review and evaluation of the Board.

G.	Fees. Each member of the Committee shall be paid the fee set by the Board for services as a member or Chairperson of the Committee.

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Website Posting of Charter

This Charter will be made available on or through the Company’s website. If any function of the Committee has been delegated to another committee, the charter of that committee will also be made available on or through the Company’s website. The Company will disclose in its annual proxy statement or, if it does not file an annual proxy statement, in its annual report on Form 10-K filed with the SEC that this Charter is available on or through its website and will provide the website address.

Effective Date of Audit Committee Charter

This Charter was approved by the Board on March 25, 2004, and last revised on July 29, 2022.

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